

March 31, 2015

<u>Via E-mail</u>
Brett D. Nichols
Chief Executive Officer
Sequoia Residential Funding, Inc.
One Belvedere Place
Mill Valley, California 94941

> **Re: Sequoia Residential Funding, Inc.**
> **Draft ABS Registration Statement on Form SF-3**
> **Submitted February 19, 2015**
> **CIK No. 0001176320**

Dear Mr. Nichols:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement to ABSDrafts@sec.gov as a text-searchable PDF or publicly filing your registration statement on EDGAR. All e-mailed amendment submissions must be accompanied by a marked copy as a text-searchable PDF. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Please note that all draft registration statements, comment letters, and company response letters will be made publicly available on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please include your form of transaction agreements in your next submission, including all indentures, receivables purchase agreements, sale and servicing agreements, and asset representations review agreements.

3. As discussed on a March 6, 2015 phone call with Matt Tomiak of Redwood Trust, Inc. and Dora Mao and Katharine Crost of Orrick, Herrington & Sutcliffe LLP, we understand that you intend to remove all references to the Transaction Manager in your form of prospectus and the related transaction documents that are part of this registration statement in the next submission. Accordingly, our comments below reflect that understanding, and we have not commented on the Transaction Manager feature in this letter. Please also be advised that where necessary your revised disclosure in the next submission should indicate which transaction party will be responsible for certain duties and responsibilities previously assigned to the Transaction Manager, such as directing the loan level review of any mortgage that becomes 120 days delinquent as discussed on page 131.

Cover Page of Registration Statement

4. Please include the Central Index Key number for the depositor on the cover page of your registration statement. See Item 1102(a) of Regulation AB.

Form of Prospectus

Cover Page of Prospectus

5. Please include the Central Index Key numbers of the sponsor, depositor, and, when applicable, issuing entity on the cover page of the prospectus. See Item 1102(a) of Regulation AB.

6. We note your bracketed disclosure on the cover of your form of prospectus that you will describe any credit enhancement other than subordination. We also note that on pages 10 and 87 you indicate that subordination is the only form of credit enhancement available. Securities Act Rule 430D(d)(2) requires new structural features or credit enhancement that were omitted from a form of prospectus in reliance on Rule 430D(a) to be added by a

post-effective amendment to the registration statement. Please revise to make your disclosure consistent throughout the prospectus and to include descriptions of all forms of credit enhancement reasonably contemplated by this prospectus.

7. We note in footnote 1 of the "Calculation of Pay-As-You-Go Registration Fee" table that you intend to rely on Securities Act Rule 457(p) to offset your registration fee. In order to provide clear disclosure about the fee offset, please also include brackets to indicate that you will quantify the amount of unsold securities on the prior registration statement, the fee associated with the unsold securities, and state whether the offering registered on the prior registration statement has been completed or terminated or the registration statement has been withdrawn. Please revise this table and the table on the cover of the registration statement, which should provide the same level of information.

Summary of Terms, page 5

8. Consider using diagrams to illustrate the relationships among the parties, the structure of the securities offered, including the flow of funds and subordination feature, and any other material features of the transaction here and throughout the prospectus to aid investor understanding of the flow of funds between collection and distribution accounts, the priority of distributions of principal and interest, and the priority of payments of expenses and fees paid to relevant transaction parties with respect to each other and to the certificateholders. See Item 1103(a) and Item 1113(a)(2) of Regulation AB.

Summary of Terms – Mortgage Loan Representations and Warranties, page 15

9. We note that the seller will be obligated to cure a breach or repurchase or substitute mortgage loans for breaches of representations or warranties made by any originator in certain circumstances. We also note that the seller does not have this same obligation with respect to mortgage loans originated by "[20% Originator/Servicer]". Please revise to briefly describe what, if any, cure, repurchase or substitution obligation the seller or any other transaction party has with respect to breaches of representations or warranties made by the [20% Originator/Servicer]. Please also clarify the disclosure on page 113 to explain whether the seller has a repurchase obligation with respect to mortgage loans originated by any originator including a "[20% Originator/Servicer]".

Risk Factors, page 19

10. Please confirm that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.

11. We note that in the risk factor titled "Potential Inadequacy of Credit Enhancement," under the subheading "Reductions in New WAC" you state that the New WAC for any distribution date will be reduced by the amount of fees and other costs other than certain

fees, which are listed in the parenthetical on the top of page 36. This list, however, does not contemplate any fees paid to the asset representations reviewer required for shelf eligibility under General Instruction I.B.1 of Form SF-3. Please revise or advise.

12. We note your bracketed risk factor titled "Limited Cross-Support" on page 36, which states that "the trust contains [two or more] separate mortgage pools…" We note, however, that your prospectus disclosure does not describe such features. To the extent you intend to include such features, please tell us the material terms of such support in the prospectus as well as provide a legal analysis why an offering containing such cross-support features would still meet the definition of an asset-backed security that is eligible to be registered and offered on Form SF-3. See Item 1101(c)(2)(ii) of Regulation AB and Section III.A.2.c of SEC Release No. 33-8518 (Dec. 22, 2004).

Description of the Mortgage Pool, page 51

13. We note that on the cover of your prospectus you contemplate including fixed rate and hybrid mortgage loans in the asset pool. Please revise your disclosure here, and as necessary throughout the prospectus, to include disclosure about all types of interest rates contemplated by the prospectus. See Item 1111(b)(3) of Regulation AB.

Description of the Mortgage Pool – Delinquency and Loss Information for the Pool Assets, page 54

14. Please revise this section to indicate what information about delinquency and loss about the pool assets will be provided at takedown and remove the brackets from the entire section or tell us why such brackets are included. Additionally, please confirm that delinquent assets will constitute less than 20% of the asset pool, as measured by dollar volume, of the asset pool as of the measurement date. See General Instruction I.B.1(e) of Form SF-3.

Pre-Offering Review of the Mortgage Loans, page 59

15. We note the disclosure that the sponsor has engaged third parties to assist it with certain elements of the review. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations, SEC Release No. 34-72936 (Aug. 27, 2014).

Additional Information, page 65

16. We note your statement that the depositor has met the registrant requirements of "paragraph (a)(1) of the instructions to Form SF-3." The registrant requirements of Form SF-3 are located in General Instruction I.A.1 of Form SF-3. Please revise.

17. We note your disclosure that the "depositor has filed" on EDGAR a Schedule AL as an exhibit to its Form ABS-EE. Please tell us if you intend to comply with the asset-level disclosure requirements of Item 1111(h) of Regulation AB prior to the compliance date of November 23, 2016. The disclosure appears to indicate that the depositor will provide Schedule AL for all offerings made pursuant to this registration statement even before November 23, 2016. If you do not intend to file Schedule AL before the compliance date, please revise this disclosure to include brackets and indicate that it applies for offerings conducted on or after the compliance date.

18. We note your disclosure on page 66 that if a material number of the mortgage loans are removed from or added to the trust, that removal or addition will be noted in the current report on Form 8-K filed on EDGAR and an updated Form ABS-EE with Schedule AL will be filed on EDGAR. Upon the compliance date for asset-level information (November 23, 2016), Form ABS-EE is required to be filed at the time the preliminary prospectus is filed and at the time the final prospectus is filed, however if no asset-level information has changed by the time of the preliminary prospectus then the information filed at the time of the preliminary may be incorporated by reference into the final prospectus. Please clarify your disclosure regarding when Form ABS-EE will be filed. In addition, please be advised that there are some changes in pool composition where the filing of a Form 8-K alone would not be appropriate means to address the changes.

Description of the Certificates

Book-Entry Certificates, page 68

19. We note that in the last paragraph on page 71 it is unclear what the criteria for the issuance of definitive certificates under (i)(A) is. To assist investors in understanding their rights, please revise to state who, other than the DTC, may advise the paying agent in writing that DTC is no longer willing or able to discharge properly its responsibilities.

Exchangeable Certificates

Procedures, page 73

20. We note your disclosure that certificateholders may be required to pay exchange fees in connection with each exchange and that such fees must be received by the certificate administrator prior to the exchange date or such exchange will not be effected. Please tell us whether you will be relying on the exemption from registration provided by Section

3(a)(9) under the Securities Act with respect to such exchanges. Please tell us how these fees are used to reimburse expenses incurred in connection with the exchange.

Payments on Mortgage Loans; Accounts, page 74

21. We note that funds credited to the master servicer collection account or the distribution account may be invested, but we are unable to determine from your disclosure the length of time that cash may be held or invested pending distributions to certificateholders. Please revise to clarify the disclosure required by Item 1113(b)(2), including whether there will be any independent verification of the transaction accounts or account activity.

Glossary of Terms, page 74

22. We note here the terms "Aggregate Expense Rate" and "Available Distribution Amount." in the Glossary on page 74 does not include asset representations reviewer expenses/fees. The disclosure on page 87 regarding optional termination also does not identify how fees for an asset representations reviewer are accounted for. Please revise as necessary throughout the prospectus or advise.

Allocation of Realized Losses, page 85

23. We note your disclosure on page 86 that when a class of certificates whose Class Principal Amount has been reduced to zero due to the allocation of Realized Losses, that class will not be outstanding for purposes of voting "or permitting actions to be taken by the certificateholders." Please tell us whether this also means that these investors will not be permitted to exercise rights under your dispute resolution provisions required by General Instruction I.B.1(c) of Form SF-3.

The Asset Representations Reviewer, page 88

24. The asset representations reviewer may not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets. Please confirm that the asset representations reviewer will not be in violation of this rule and revise your disclosure to state this fact accordingly. See General Instruction I.B.1(b)(A)(ii) of Form SF-3.

25. Please revise your disclosure to include the information required by Items 1109(b)(3), (b)(5), (b)(6), and (b)(7), including, but not limited to, the following:
    - The asset representations reviewer's duties and responsibilities under the governing documents and applicable law,
    - Any actions required of the asset representations reviewer,
    - Any limitations on the asset representations reviewer's liability,
    - Any indemnification provisions related to the asset representation reviewer,

- Any contractual provisions or understandings regarding the removal, replacement, or resignation of the asset representations reviewer, including any associated expenses.

26. We note that you include bracketed disclosure that the asset representations reviewer may purchase an interest in the certificates. Please revise to clarify that this disclosure will also identify which tranches the reviewer will retain an interest in.

27. We note your disclosure on legal proceedings of the asset representations reviewer. Please revise to disclose the information required by Item 1117.

The Issuing Entity, page 88

28. Please describe any provisions in the issuing entity's governing documents allowing for modification of those documents. See Item 1107(b) of Regulation AB.

29. We note your statement that the parties acting on behalf of the issuing entity "may only perform those actions on behalf of the issuing entity that are specified in the [agreements]." Please revise to describe the permissible activities and restrictions on the activities. Please also describe any specific discretionary activities with regard to the administration of the asset pool or the asset-backed securities and identify the person(s) authorized to exercise such discretion. See Item 1107(b) and (c) of Regulation AB.

Fees and Expenses of the Issuing Entity, page 89

30. Please revise the table to clarify how expenses of the trust incurred with respect to the dispute resolution provisions and investor communication provision required by Form SF-3 will be reimbursed or allocated.

The Sponsor, The Seller and The Servicing Administrator, page 93

31. We note that you have provided information about the sponsor's repurchase and replacement history for calendar years 2011-2013. Item 1104(e)(1) requires that the information required by Exchange Act Rule 15Ga-1 be provided in the body of the prospectus for the prior three years. Please revise to update your disclosure to include calendar year 2014 and indicate that you will update the information as required for each takedown.

32. We note your bracketed disclosure about any hedge materially related to the credit risk of the securities that may be entered into by the sponsor or by an affiliate of the sponsor to offset the risk position help. We also note your bracketed disclosure that you intend to insert disclosure of hedges materially related to the credit risk of the securities. Please also revise to include disclosure to indicate that the holder of any ABS interest retained in accordance with the risk retention rules will not hedge such interest. Please refer to Item 1104(g) and the related instruction, and Rule 12 of Regulation RR (17 CFR Part 246).

33. Item 1104(e)(3) of Regulation AB requires that information presented under Item 1104(e) in prospectuses filed pursuant to Rule 424 not be more than 135 days old. Please revise your disclosure to indicate that you will update this information as needed.

34. We note your statement that "[n]o assurance can be made that the mortgage pool does not contain mortgage loans as to which there may be breaches of the original representations and warranties or that the mortgage loans will not default for other reasons." Please tell us how this statement may be reconciled with your conclusion on pages 59-60 that the sponsor's pre-offering review has provided it with reasonable assurance that the disclosure in this prospectus is accurate in all material respects. Consider revising here and throughout as appropriate.

Credit Risk Retention, page 97

35. Please tell us whether you intend to retain risk in this manner for all offerings made off this registration statement or whether you intend to comply only after December 24, 2015.

36. It is unclear from your disclosure in which classes you intend to hold the risk retention. Further, we note that you include a single bracket for the fair value of certificates; however you indicate that you will potentially retain several classes of securities. Please revise to indicate that you will provide the fair value or estimated fair value for all securities that you retain, if you intend for those securities to be an eligible horizontal residual interest that you intend to retain in partial or complete satisfaction of the risk retention requirements.

37. We note that, in calculating the fair value of the residual interest, you have assumed a constant rate of certain key inputs and assumptions. In Section III.B.1.b. of Credit Risk Retention, SEC Release No. 34-73407 (Oct. 22, 2014), the agencies stated that they expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe assumptions of a constant rate here are appropriate. Please also tell us whether there are material differences between the straight line assumptions you use here and the assumptions you have issued for valuing the securities in the preparation of the sponsor's financial statements, and the reasons for those differences.

38. Relatedly, we note your disclosure that the reference data includes both static pool disclosure and as well as the historical loss and delinquency experience of similar loans

in securitizations sponsored by the sponsor. Please tell us and consider revising to include disclosure about whether there are material differences between the static pool data included in Annex C on one hand and the data set used to develop assumptions.

39. Please revise to add a description of your default rate assumptions or advise.

40. Please revise to provide a description in this section of the material terms of the eligible horizontal residual interest retained by the sponsor as required by Rule 4(c)(1)(i)(B) of Regulation RR. In the alternative, we believe it would be acceptable to comply with the requirement by including a reference in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and allocation of losses for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an eligible horizontal residual interest.

41. Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found.

Affiliations and Related Transactions, page 98

42. Please note that the asset representations reviewer may not be affiliated with the sponsor, depositor, servicer, trustee, or any of their affiliates. Please revise your disclosure to include information about the extent to which the asset representations reviewer is affiliated with other transaction parties. See Item 1101(m) and Item 1119(a)(7) of Regulation AB.

The Master Servicer, The Securities Administrator, The Custodian and The Servicers, page 98

43. Please confirm that, for each servicer contemplated, you will describe any material changes to each servicer's policies or procedures in the servicing function it will perform in the current transaction for assets of the same type included in the current transaction during the past three years. See Item 1108(b)(3) of Regulation AB.

44. Please confirm that, for each servicer, there is no material risk that the servicer's financial condition could have a material impact on pool performance or performance of the asset-backed securities. See Item 1108(b)(4) of Regulation AB. We also note your disclosure on page 109 that Redwood Residential Acquisition Corporation, as seller, has an obligation to repurchase or substitute mortgage loans. In light of this obligation, please also confirm that there is no material risk that its ability to comply with the repurchase provisions could have material impact on pool performance or performance of the asset-backed securities.

45. Please disclose the material terms of the servicing agreements with respect to the 20% servicer. See Item 1108(c)(1) of Regulation AB.

The Agreements

Mortgage Loan Servicing -- Waiver or Modification of Mortgage Loan Terms, page 115

46. We note your sentence that begins, "Consistent with the above, each servicer may waive, modify or vary the term of any mortgage loan…" It is unclear, however, what "[c]onsistent with the above" is referring to and we are unable to locate the referenced disclosure. Please revise to describe any provisions in the transaction agreements governing modifications or advise. See Item 1111(e)(2) of Regulation AB.

Events of Default, page 118

47. Please revise your disclosure where appropriate to describe any changes to the transaction structure, such as a change in distribution priority among classes, that would be triggered upon a default or event of default. See Item 1113(a)(6) of Regulation AB.

48. Additionally, please describe, where appropriate, any liquidation, amortization, performance or similar triggers or events, and the rights of investors or the transaction or flow of funds if such events were to occur. See Item 1113(a)(7) of Regulation AB.

Duties of the Trustee and the Securities Administrator, page 122

49. We note your statement that "the securities administrator and the trustee will be required to perform only those duties specifically required of it under the pooling and servicing agreement…" Please revise to describe those duties and responsibilities. See Item 1109(a)(3) of Regulation AB.

50. To assist investors in locating all important information, please include a reference here to the other places in the form of prospectus where you discuss the duties and responsibilities of these parties. For example, we note that the responsibilities of the securities administrator are also described on page 99 of the prospectus.

Resignation of Trustee and Securities Administrator, page 124

51. Please describe how the expenses associated with changing from one trustee or securities administrator to another will be paid. See Item 1109(f) and Item 1108(d)(3) of Regulation AB.

Reports to Certificateholders, page 124

52. We note that in the last bullet point on page 126 you make a reference to the acquisition or selection of additional loans during a pre-funding period, however, we are unable to locate any disclosure about a pre-funding period in your prospectus. Please revise to

include the disclosure required by Item 1101(c)(3) and Item 1111(g) of Regulation AB or advise.

53. We note your disclosure on page 125 that the securities administrator will include in each Form 10-D any request received from an investor to communicate with other investors. Please revise your disclosure to include a description of the process that investors will use to communicate their requests to communicate to the securities administrator, including any requirements for providing proof of beneficial ownership. Please also include disclosure about how the expenses associated with the investor communication provision, if any, will be paid. See Section V.B.3.(a).(4) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) and Instruction to General Instruction I.B.1(d) of Form SF-3.

54. Please confirm that you will disclose in your prospectuses all material instances of noncompliance reported in your annual reports on Form 10-K as required by Item 1108(b)(2) for servicers that meet the criteria of 1108(a). See also Asset-Backed Securities Disclosure and Registration, Section VIII.B.1(c) of SEC Release No. 33-9638 (Sept. 24, 2014).

Voting Rights, page 126

55. Please disclose the certificateholder vote required, if any, to amend the transaction documents. See Item 1113(a)(12) of Regulation AB.

Duties of the Transaction Manager – Representations and Warranties Breach Review and Enforcement, page 131

56. We note that a Transaction Manager would direct a review by the asset representations reviewer upon certain specified triggers for a review of assets, including the "Pool Level Review Trigger." As discussed above, we understand that in the next submission you will remove the Transaction Manager feature from the registration statement, which will result in substantial changes to this section of the prospectus. With your revisions in this section to comply with the shelf eligibility provisions in Form SF-3, please tell us how you intend to comply with the requirements of the asset representation review provision required by General Instruction I.B.1(b) of Form SF-3.

57. Please tell us how the delinquency trigger will take into account defaulted loans.

58. We also note that your disclosure describing how the delinquency trigger was determined to be appropriate is unclear and appears incomplete. Please revise. See Item 1113(a)(7)(i) of Regulation AB and Instruction to General Instruction I.B.1(b) of Form SF-3.

59. We note your disclosure that if an originator or seller disputes the findings of a breach of a representation or warranty and that dispute is not resolved within 180 days of receipt of a repurchase request, the claim will be submitted to binding arbitration. We also note your disclosure on page 113 that "if an allegation of a breach of a representation or warranty is not resolved to the satisfaction of the party pursuing an action and the applicable originator or the seller…by the end of the 180 day period beginning when notice of the repurchase request is received," that the dispute will be referred to arbitration. The dispute resolution provision of General Instruction I.B.1(c) of Form SF-3 requires that the party submitting the repurchase request has the right to refer to the matter to *either* third-party arbitration or mediation at its discretion. Please revise your dispute resolution provisions throughout the prospectus accordingly to comply with this shelf eligibility requirement.

60. We note your disclosure that the finding of the arbitrator shall be final and binding upon all parties, including the seller, the certificateholders and the trustee. Requiring binding arbitration appears inconsistent with the form eliglibity requirements. See also Section V.B.3(a)(3) of the 2014 ABS Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration "[b]ecause we believe that investors should have access to all options available to resolve a dispute"). Please revise or advise.

61. Please also make revisions throughout the prospectus where necessary to include disclosure regarding the allocation of expenses for the selected method of dispute resolution as required by General Instruction I.B.1(c)(B) of Form SF-3.

62. Please also provide disclosure where necessary the process that investors may use to notify the transaction parties of a repurchase request and a referral to dispute resolution.

<u>Use of Proceeds, page 145</u>

63. Please revise your disclosure to indicate to whom the issuing entity intends to distribute all of the net proceeds of the issuance of the Certificates and who will incur the expenses in connection with this offering.

<u>Material Federal Income Tax Consequences – Taxation of Owners of Regular Certificates, page 158</u>

64. We note in the fourth paragraph your statement that the prepayment assumption that will be used in determining the rate of accrual or original issue discount for federal income tax purposes is "15% CPR as described in 'Yield, Prepayment and Maturity Considerations – Weighted Average Life.'" We are unable to locate the disclosure regarding the 15% CPR in the referenced section. We also note that a reference to a 15% CPR is also included in footnote four on page three of this prospectus. Please revise or advise.

Glossary of Defined Terms, page S-172

65. We note that several of your page number references are incorrect. For example, the glossary states that "Available Distribution Amount" is defined on page 76, but it is actually located on page 75, and that "Principal Forbearance Amount" is defined on page 80, but it is actually on page 78. Please revise accordingly so that the page number references are accurate. Please also revise the page numbers of the glossary to remove the "S" from "S-172" and "S-173" as issuers of asset-backed securities on Form SF-3 may no longer use a prospectus supplement. See General Instruction IV of Form SF-3.

Annex A, page A-I

66. Please revise your chart titled "Delinquency Status of the Mortgage Loans as of the Cut-off Date" on page A-16 and your chart titled "Historical Delinquency of the Mortgage Loans" on page A-17 to indicate that you will provide the delinquency information in 30 or 31 day increments through charge-off, as applicable. See Item 1100(b)(1) of Regulation AB and Regulation AB C&DI 300.01.

Annex C, page C-1

67. We note that you provide trust static pool information for 2011-2014. Item 1105(a)(3)(i)(A) of Regulation AB requires that this information be provided for the prior five years. Please revise or advise.

68. Please revise your tables to present delinquency information through no less than 120 days. Please also confirm that you will update the tables as necessary so that the most recent periodic increment for the data must be as of a date no later than 135 days after the date of first use of the prospectus. See Item 1105(a)(3)(ii) of Regulation AB and the instruction thereto.

Part II

Information Not Required in Prospectus

Item 14, Exhibits, page II-2

69. Please revise to indicate in your exhibit table that you will file the Regulation S-K Item 601(b)(36) certification as required by General Instruction I.B.1(a) of Form SF-3 and provide the form of certification with your next submission.

<u>Item 15, Undertakings, page II-3</u>

    70. Please revise to include the undertaking required by Item 512(k) of Regulation S-K.

    Please contact Kayla Florio at (202) 551-3490, or me at (202) 551-3850 with any questions.

                    Sincerely,

                    /s/ Katherine Hsu

                    Katherine Hsu
                    Office Chief

cc: Matthew Tomiak, Redwood Trust
        Katharine Crost, Orrick, Herrington & Sutcliffe LLP



ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759

WWW.ORRICK.COM

June 25, 2015

<u>Via E-mail ABSDRAFTS@sec.gov</u>

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Katherine Hsu

> **Re: Sequoia Residential Funding, Inc.**
> **Draft ABS Registration Statement on Form SF-3**
> **Submitted February 19, 2015**
> **Comment letter dated March 31, 2015**
> **CIK No. 0001176320**

Dear Ms. Hsu:

Set forth below are our responses to your comment letter dated March 31, 2015 to the above-referenced draft registration statement.

The amended draft registration statement referred to in our response is attached as both an unmarked text-searchable PDF and a redlined document showing changes from the initial filing. Page numbers below refer to page numbers of the redlined document.

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.


ORRICK

Response: The depositor confirms that both it and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to mortgage-backed securities involving the same asset class. The CIK number for each issuing entity subject to Exchange Act reporting requirements that has offered a class of asset-backed securities involving the same asset class as this offering is set forth below. We have not included any issuing entities formed prior to 2010 as such entities are no longer subject to Exchange Act reporting requirements.

Issuing Entity	CIK Number
Sequoia Mortgage Trust 2010-H1	0001490028
Sequoia Mortgage Trust 2011-1	0001510079
Sequoia Mortgage Trust 2011-2	0001528279
Sequoia Mortgage Trust 2012-1	0001536694
Sequoia Mortgage Trust 2012-2	0001545416
Sequoia Mortgage Trust 2012-3	0001551097
Sequoia Mortgage Trust 2012-4	0001554730
Sequoia Mortgage Trust 2012-5	0001558904
Sequoia Mortgage Trust 2012-6	0001561167
Sequoia Mortgage Trust 2013-1	0001563531
Sequoia Mortgage Trust 2013-2	0001564968
Sequoia Mortgage Trust 2013-3	0001567958
Sequoia Mortgage Trust 2013-4	0001570440
Sequoia Mortgage Trust 2013-6	0001574593
Sequoia Mortgage Trust 2013-7	0001576709
Sequoia Mortgage Trust 2013-8	0001577310



ORRICK

2. Please include your form of transaction agreements in your next submission, including all indentures, receivables purchase agreements, sale and servicing agreements, and asset representations review agreements.

Response: All applicable forms of transaction agreements have been included in the amended registration statement. Please note that there are no forms of indentures, sale and servicing agreements and asset representations review agreements. Rather, we have included a form of pooling and servicing agreement, which includes the asset representations reviewer as a party, and a form of mortgage loan purchase and sale agreement.

3. As discussed on a March 6, 2015 phone call with Matt Tomiak of Redwood Trust, Inc. and Dora Mao and Katharine Crost of Orrick, Herrington & Sutcliffe LLP, we understand that you intend to remove all references to the Transaction Manager in your form of prospectus and the related transaction documents that are part of this registration statement in the next submission. Accordingly, our comments below reflect that understanding, and we have not commented on the Transaction Manager feature in this letter. Please also be advised that where necessary your revised disclosure in the next submission should indicate which transaction party will be responsible for certain duties and responsibilities previously assigned to the Transaction Manager, such as directing the loan level review of any mortgage that becomes 120 days delinquent as discussed on page 131.

Response: All references to the Transaction Manager have been removed in the amended registration statement. Any relevant duties of the Transaction Manager have been assigned to various parties as described in the amended registration statement.

Cover Page of Registration Statement

4. Please include the Central Index Key number for the depositor on the cover page of your registration statement. See Item 1102(a) of Regulation AB.

Response: The CIK number for the depositor has been added to the cover page of the amended registration statement.



ORRICK

Ms. Katherine Hsu
United States Securities and Exchange Commission
June 25, 2015
Page 4

Form of Prospectus

Cover Page of Prospectus

5. Please include the Central Index Key numbers of the sponsor, depositor, and, when applicable, issuing entity on the cover page of the prospectus. See Item 1102(a) of Regulation AB.

Response: Each of the CIK numbers for these entities has been added, with a placeholder for the CIK number of the issuing entity since that will not be assigned at the time of the amended filing.

6. We note your bracketed disclosure on the cover of your form of prospectus that you will describe any credit enhancement other than subordination. We also note that on pages 10 and 87 you indicate that subordination is the only form of credit enhancement available. Securities Act Rule 430D(d)(2) requires new structural features or credit enhancement that were omitted from a form of prospectus in reliance on Rule 430D(a) to be added by a post-effective amendment to the registration statement. Please revise to make your disclosure consistent throughout the prospectus and to include descriptions of all forms of credit enhancement reasonably contemplated by this prospectus.

Response: The registrant has decided to delete all references to a two-pool structure and related credit enhancements in the registration statement. References to other forms of credit enhancement have been deleted, so that the disclosure includes only a description of credit enhancement reasonably contemplated by the prospectus.

7. We note in footnote 1 of the "Calculation of Pay-As-You-Go Registration Fee" table that you intend to rely on Securities Act Rule 457(p) to offset your registration fee. In order to provide clear disclosure about the fee offset, please also include brackets to indicate that you will quantify the amount of unsold securities on the prior registration statement, the fee associated with the unsold securities, and state whether the offering registered on the prior registration statement has been completed or terminated or the registration statement has been withdrawn. Please revise this table and the table on the cover of the registration statement, which should provide the same level of information.

Response: Both of the tables have been revised as requested.



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Summary of Terms, page 5

8. Consider using diagrams to illustrate the relationships among the parties, the structure of the securities offered, including the flow of funds and subordination feature, and any other material features of the transaction here and throughout the prospectus to aid investor understanding of the flow of funds between collection and distribution accounts, the priority of distributions of principal and interest, and the priority of payments of expenses and fees paid to relevant transaction parties with respect to each other and to the certificateholders. See Item 1103(a) and Item 1113(a)(2) of Regulation AB.

Response: The disclosure has been revised to include a diagram illustrating the structure of the transaction.

Summary of Terms – Mortgage Loan Representations and Warranties, page 15

9. We note that the seller will be obligated to cure a breach or repurchase or substitute mortgage loans for breaches of representations or warranties made by any originator in certain circumstances. We also note that the seller does not have this same obligation with respect to mortgage loans originated by "[20% Originator/Servicer]". Please revise to briefly describe what, if any, cure, repurchase or substitution obligation the seller or any other transaction party has with respect to breaches of representations or warranties made by the [20% Originator/Servicer]. Please also clarify the disclosure on page 113 to explain whether the seller has a repurchase obligation with respect to mortgage loans originated by any originator including a "[20% Originator/Servicer]".

Response: The seller's obligation to cure a breach or repurchase or substitute mortgage loans for breaches of representations or warranties made by any originator, other than specific originators that will be named in the prospectus, is limited to circumstances where the applicable originator is unable to cure a breach, repurchase or substitute for or make an indemnification payment with respect to such mortgage loan because it is subject to a bankruptcy or insolvency proceeding or no longer in existence, as stated in the first full paragraph on page 119. The seller will not have this obligation with respect to one or more originators, referred to in the prospectus as a [20% Originator/Servicer], so the only party with a cure, repurchase or substitution obligation with respect to breaches of representations and warranties made by such 20% Originator/Servicer will be such 20% Originator/Servicer. However, the seller will agree to cure a breach or to



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repurchase, substitute for or make an indemnification payment with respect to any mortgage loan, including a mortgage loan originated by [20% Originator/Servicer], as to which a representation and warranty made by the originator was true and correct as of the date made by the originator but not true and correct as of the closing date. We have clarified this disclosure on page 119. Please note that in the revised prospectus, we have replaced the term "20% Originator/Servicer" with the term "Exception Originator" where we describe repurchase obligations.

Risk Factors, page 19

> 10. Please confirm that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.

Response: The depositor confirms that the prospectus for each takedown will include only those risk factors that are applicable to the transaction. Such risk factors will be limited to only the most significant risks.

> 11. We note that in the risk factor titled "Potential Inadequacy of Credit Enhancement," under the subheading "Reductions in Net WAC" you state that the Net WAC for any distribution date will be reduced by the amount of fees and other costs other than certain fees, which are listed in the parenthetical on the top of page 36. This list, however, does not contemplate any fees paid to the asset representations reviewer required for shelf eligibility under General Instruction I.B.1 of Form SF-3. Please revise or advise.

Response: As described under "Duties of the Asset Representations Reviewer," the asset representations reviewer will be paid an acceptance fee by the depositor upon closing and a fee per loan file review, which is payable from the trust out of amounts otherwise distributable to certificateholders. These payments will not reduce the Net WAC, but will result in Realized Losses allocated to the most subordinate class of certificates.

> 12. We note your bracketed risk factor titled "Limited Cross-Support" on page 36, which states that "the trust contains [two or more] separate mortgage pools..." We note, however, that your prospectus disclosure does not describe such features. To the extent you intend to include such features, please tell us the material terms of such support in



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the prospectus as well as provide a legal analysis why an offering containing such cross-support features would still meet the definition of an asset-backed security that is eligible to be registered and offered on Form SF-3. See Item 1101(c)(2)(ii) of Regulation AB and Section III.A.2.c of SEC Release No. 33-8518 (Dec. 22, 2004).

Response: The registrant has deleted this risk factor and all references to two-pool structures.

Description of the Mortgage Pool, page 51

13. We note that on the cover of your prospectus you contemplate including fixed rate and hybrid mortgage loans in the asset pool. Please revise your disclosure here, and as necessary throughout the prospectus, to include disclosure about all types of interest rates contemplated by the prospectus. See Item 1111(b)(3) of Regulation AB.

Response: Additional disclosure has been added to the cover of the prospectus and throughout the document to address all types of interest rates contemplated by the prospectus.

Description of the Mortgage Pool – Delinquency and Loss Information for the Pool Assets, page 54

14. Please revise this section to indicate what information about delinquency and loss about the pool assets will be provided at takedown and remove the brackets from the entire section or tell us why such brackets are included. Additionally, please confirm that delinquent assets will constitute less than 20% of the asset pool, as measured by dollar volume, of the asset pool as of the measurement date. See General Instruction I.B.1(e) of Form SF-3.

Response: This disclosure has been revised to specify the information that will be provided for any mortgage loans that have experienced delinquent payments. No mortgage loans that have experienced losses will be included in the pool. Brackets had been included because, historically, no mortgage loans with delinquent payment histories have been included in the Sequoia Mortgage program. The depositor confirms that delinquent assets will constitute less than 20% of the asset pool, as measured by dollar volume, of the asset pool as of the measurement date.



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Pre-Offering Review of the Mortgage Loans, page 59

15. We note the disclosure that the sponsor has engaged third parties to assist it with certain elements of the review. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations, SEC Release No. 34-72936 (Aug. 27, 2014).

Response: The depositor confirms that if it or an underwriter obtains a due diligence report from a third-party provider, for any offering that prices on or after June 22, 2015, the depositor, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report the depositor or the underwriter have obtained.

Additional Information, page 65

16. We note your statement that the depositor has met the registrant requirements of "paragraph (a)(1) of the instructions to Form SF-3." The registrant requirements of Form SF-3 are located in General Instruction I.A.1 of Form SF-3. Please revise.

Response: This statement has been revised as requested.

17. We note your disclosure that the "depositor has filed" on EDGAR a Schedule AL as an exhibit to its Form ABS-EE. Please tell us if you intend to comply with the asset-level disclosure requirements of Item 1111(h) of Regulation AB prior to the compliance date of November 23, 2016. The disclosure appears to indicate that the depositor will provide Schedule AL for all offerings made pursuant to this registration statement even before November 23, 2016. If you do not intend to file Schedule AL before the compliance date, please revise this disclosure to include brackets and indicate that it applies for offerings conducted on or after the compliance date.



Response: The prospectus has been revised to bracket this disclosure and indicate it applies for offering on or after the compliance date of November 23, 2016.

18. We note your disclosure on page 66 that if a material number of the mortgage loans are removed from or added to the trust, that removal or addition will be noted in the current report on Form 8-K filed on EDGAR and an updated Form ABS-EE with Schedule AL will be filed on EDGAR. Upon the compliance date for asset-level information (November 23, 2016), Form ABS-EE is required to be filed at the time the preliminary prospectus is filed and at the time the final prospectus is filed, however if no asset-level information has changed by the time of the preliminary prospectus then the information filed at the time of the preliminary may be incorporated by reference into the final prospectus. Please clarify your disclosure regarding when Form ABS-EE will be filed. In addition, please be advised that there are some changes in pool composition where the filing of a Form 8-K alone would not be appropriate means to address the changes.

Response: The disclosure has been revised to specify that the Form ABS-EE would be filed no later than the date of the referenced Report on Form 8-K, which is the date of filing with the SEC of the final prospectus. The depositor acknowledges that some changes in pool composition may require more than a Form 8-K to address the changes.

Description of the Certificates Book-Entry Certificates, page 68

19. We note that in the last paragraph on page 71 it is unclear what the criteria for the issuance of definitive certificates under (i)(A) is. To assist investors in understanding their rights, please revise to state who, other than the DTC, may advise the paying agent in writing that DTC is no longer willing or able to discharge properly its responsibilities.

Response: The sentence has been revised to make it clear that only DTC may so advise the paying agent.

Exchangeable Certificates Procedures, page 73

20. We note your disclosure that certificateholders may be required to pay exchange fees in connection with each exchange and that such fees must be received by the certificate administrator prior to the exchange date or such exchange will not be effected. Please



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tell us whether you will be relying on the exemption from registration provided by Section 3(a)(9) under the Securities Act with respect to such exchanges. Please tell us how these fees are used to reimburse expenses incurred in connection with the exchange.

Response: The depositor will rely on the exemption from registration provided by Section 3(a)(9) under the Securities Act for these exchanges, since no party will receive any commission or other remuneration, directly or indirectly, for soliciting any such exchange. The ability to exchange certificates for other classes of certificates is intended to provide flexibility to certificateholders. The fees charged by the securities administrator for effecting such exchanges are intended to cover the securities administrator's expenses incurred in documenting the exchange, and ensuring the exchanged certificates are allocated their appropriate principal and loss amounts, if any. In no event would the securities administrator solicit an exchange.

Payments on Mortgage Loans; Accounts, page 74

21. We note that funds credited to the master servicer collection account or the distribution account may be invested, but we are unable to determine from your disclosure the length of time that cash may be held or invested pending distributions to certificateholders. Please revise to clarify the disclosure required by Item 1113(b)(2), including whether there will be any independent verification of the transaction accounts or account activity.

Response: This sentence is included in the fourth paragraph under "Payments on Mortgage Loans; Accounts" on page 74 and addresses the question of the length of time that cash may be held or invested pending future distributions: "Funds credited to the master servicer collection account or the distribution account may be invested at the direction of the master servicer or the securities administrator, as applicable, for the benefit and at the risk of the master servicer or the securities administrator, as applicable, in eligible investments, as defined in the pooling and servicing agreement, that are scheduled to mature on or prior to the next master servicer remittance date or distribution date."   We have added a sentence stating that there will be no independent verification of the transaction accounts or account activity.



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Glossary of Terms, page 74

    22. We note here the terms "Aggregate Expense Rate" and "Available Distribution
Amount." in the Glossary on page 74 does not include asset representations reviewer
expenses/fees. The disclosure on page 87 regarding optional termination also does not
identify how fees for an asset representations reviewer are accounted for. Please revise
as necessary throughout the prospectus or advise.

Response: Fees payable to the asset representations reviewer, as described in the response to
question 11, do not affect the Aggregate Expense Rate. We have revised the definition of
"Available Distribution Amount" to subtract the fees of the asset representations reviewer from
amounts otherwise available to be distributed to certificateholders.

Allocation of Realized Losses, page 85

    23. We note your disclosure on page 86 that when a class of certificates whose Class
Principal Amount has been reduced to zero due to the allocation of Realized Losses,
that class will not be outstanding for purposes of voting "or permitting actions to be
taken by the certificateholders." Please tell us whether this also means that these
investors will not be permitted to exercise rights under your dispute resolution
provisions required by General Instruction I.B.1(c) of Form SF-3.

Response: If Realized Losses have reduced the outstanding principal balance of any class of
certificates to zero, holders of such of certificates would no longer have any economic interest in
the trust. Accordingly these holders would not have rights under the dispute resolution
provisions of the pooling and servicing agreement.

The Asset Representations Reviewer, page 88

    24. The asset representations reviewer may not be the same party or an affiliate of any
party hired by the sponsor or underwriter to perform pre-closing due diligence work on
the pool assets. Please confirm that the asset representations reviewer will not be in
violation of this rule and revise your disclosure to state this fact accordingly. See
General Instruction I.B.1(b)(A)(ii) of Form SF-3.



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Response: The depositor confirms that the asset representations reviewer will not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets. The disclosure has been revised accordingly.

25. Please revise your disclosure to include the information required by Items 1109(b)(3), (b)(5), (b)(6), and (b)(7), including, but not limited to, the following:

- The asset representations reviewer's duties and responsibilities under the governing documents and applicable law,
- Any actions required of the asset representations reviewer,
- Any limitations on the asset representations reviewer's liability,
- Any indemnification provisions related to the asset representation reviewer,
- Any contractual provisions or understandings regarding the removal, replacement, or resignation of the asset representations reviewer, including any associated expenses.

Response: Please see the new section titled "Duties of the Asset Representations Reviewer" starting on page 136, which addresses these items.

26. We note that you include bracketed disclosure that the asset representations reviewer may purchase an interest in the certificates. Please revise to clarify that this disclosure will also identify which tranches the reviewer will retain an interest in.

Response: The disclosure has been revised to clarify that for an actual transaction the depositor will identify the classes of securities that an asset representations reviewer may purchase.

27. We note your disclosure on legal proceedings of the asset representations reviewer. Please revise to disclose the information required by Item 1117.

Response: The disclosure has been revised to clarify that any legal proceedings involving an asset representations reviewer will be disclosed in accordance with Item 1117.

The Issuing Entity, page 88

28. Please describe any provisions in the issuing entity's governing documents allowing for modification of those documents. See Item 1107(b) of Regulation AB.



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Response: The issuing entity is a common law trust created pursuant to the pooling and servicing agreement, which is its governing document. We have added a cross reference to the description of the amendment requirements for the pooling and servicing agreement under "The Agreements – Mortgage Loan Servicing – Amendment of the Servicing Agreements and Pooling and Servicing Agreement."

29. We note your statement that the parties acting on behalf of the issuing entity "may only perform those actions on behalf of the issuing entity that are specified in the [agreements]." Please revise to describe the permissible activities and restrictions on the activities. Please also describe any specific discretionary activities with regard to the administration of the asset pool or the asset-backed securities and identify the person(s) authorized to exercise such discretion. See Item 1107(b) and (c) of Regulation AB.

Response: We have added a cross reference in this sentence to the section of the prospectus where the permissible activities, restrictions and discretionary activities with regard to the administration of the mortgage loans are described in greater detail.

Fees and Expenses of the Issuing Entity, page 89

30. Please revise the table to clarify how expenses of the trust incurred with respect to the dispute resolution provisions and investor communication provision required by Form SF-3 will be reimbursed or allocated.

Response: A new row with this information has been added to the table.

The Sponsor, The Seller and The Servicing Administrator, page 93

31. We note that you have provided information about the sponsor's repurchase and replacement history for calendar years 2011-2013. Item 1104(e)(1) requires that the information required by Exchange Act Rule 15Ga-1 be provided in the body of the prospectus for the prior three years. Please revise to update your disclosure to include calendar year 2014 and indicate that you will update the information as required for each takedown.

Response: The disclosure has been updated to include all activity through April 2015. Such information will be updated as required for each takedown.



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32. We note your bracketed disclosure about any hedge materially related to the credit risk of the securities that may be entered into by the sponsor or by an affiliate of the sponsor to offset the risk position held. We also note your bracketed disclosure that you intend to insert disclosure of hedges materially related to the credit risk of the securities. Please also revise to include disclosure to indicate that the holder of any ABS interest retained in accordance with the risk retention rules will not hedge such interest. Please refer to Item 1104(g) and the related instruction, and Rule 12 of Regulation RR (17 CFR Part 246).

Response: The disclosure has been revised as requested.

33. Item 1104(e)(3) of Regulation AB requires that information presented under Item 1104(e) in prospectuses filed pursuant to Rule 424 not be more than 135 days old. Please revise your disclosure to indicate that you will update this information as needed.

Response: We have added a sentence specifying that this information will be updated as required.

34. We note your statement that "[n]o assurance can be made that the mortgage pool does not contain mortgage loans as to which there may be breaches of the original representations and warranties or that the mortgage loans will not default for other reasons." Please tell us how this statement may be reconciled with your conclusion on pages 59-60 that the sponsor's pre-offering review has provided it with reasonable assurance that the disclosure in this prospectus is accurate in all material respects. Consider revising here and throughout as appropriate.

Response: The depositor believes that the two statements are not inconsistent. As stated under the caption "Risk Factors -- Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses," the review procedures were designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in the prospectus is accurate in all material respects. However, these procedures do not constitute a re-underwriting of the loans, and were not designed or intended to discover every possible discrepancy or defect in the mortgage loans reviewed. In addition, the procedures do not include a review of the substance of every mortgage loan representation and warranty. Because the limited review procedures with respect



to the mortgage loans were generally formulated with the purpose of providing reasonable assurance that the disclosure regarding the pool assets in the prospectus is accurate in all material respects, they may not uncover relevant facts that could be determinative of how the reviewed mortgage loans will perform. As one example, the future appreciation or depreciation in value of the mortgaged property securing a mortgage loan is a factor that could affect the future performance of that mortgage loan; however, the review procedures typically would not include a review of factors pertinent for the purpose of formulating a projection of such potential future appreciation or depreciation.

Credit Risk Retention, page 97

35. Please tell us whether you intend to retain risk in this manner for all offerings made off this registration statement or whether you intend to comply only after December 24, 2015.

Response: The sponsor intends to comply with the credit risk retention rules described under this caption only after December 24, 2015.

36. It is unclear from your disclosure in which classes you intend to hold the risk retention. Further, we note that you include a single bracket for the fair value of certificates; however you indicate that you will potentially retain several classes of securities. Please revise to indicate that you will provide the fair value or estimated fair value for all securities that you retain, if you intend for those securities to be an eligible horizontal residual interest that you intend to retain in partial or complete satisfaction of the risk retention requirements.

Response: For each transaction, the depositor will determine which classes or portion of a class or classes of certificates it will retain to satisfy credit risk retention requirements. Accordingly, this disclosure is bracketed, to be filled in for each transaction. The disclosure regarding fair value or estimated fair value has been revised as requested.

37. We note that, in calculating the fair value of the residual interest, you have assumed a constant rate of certain key inputs and assumptions. In Section III.B.1.b. of Credit Risk Retention, SEC Release No. 34-73407 (Oct. 22, 2014), the agencies stated that they expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe assumptions of a constant rate here are appropriate. Please also tell us



whether there are material differences between the straight line assumptions you use here and the assumptions you have issued for valuing the securities in the preparation of the sponsor's financial statements, and the reasons for those differences.

Response: The registrant is continuing to develop a response to this comment and will include it in the registrant's next amendment.

38. Relatedly, we note your disclosure that the reference data includes both static pool disclosure and as well as the historical loss and delinquency experience of similar loans in securitizations sponsored by the sponsor. Please tell us and consider revising to include disclosure about whether there are material differences between the static pool data included in Annex C on one hand and the data set used to develop assumptions.

Response: The disclosure has been revised as requested.

39. Please revise to add a description of your default rate assumptions or advise.

Response: The registrant is continuing to develop a response to this comment and will include it in the registrant's next amendment.

40. Please revise to provide a description in this section of the material terms of the eligible horizontal residual interest retained by the sponsor as required by Rule 4(c)(1)(i)(B) of Regulation RR. In the alternative, we believe it would be acceptable to comply with the requirement by including a reference in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and allocation of losses for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an eligible horizontal residual interest.

Response: Since the material terms of the various classes of certificates will be described in the prospectus, we have added a cross reference to the description of the priority of payments and allocation of losses, which will clearly indicate that the retained classes meet the requirements for an eligible horizontal residual interest.

41. Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found.



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Response: A sentence has been added to the end of this section as requested. The required disclosure will be included in a report on Form 8-K filed by the issuing entity.

Affiliations and Related Transactions, page 98

42. Please note that the asset representations reviewer may not be affiliated with the sponsor, depositor, servicer, trustee, or any of their affiliates. Please revise your disclosure to include information about the extent to which the asset representations reviewer is affiliated with other transaction parties. See Item 1101(m) and Item 1119(a)(7) of Regulation AB.

Response: The disclosure has been revised as requested.

The Master Servicer, The Securities Administrator, The Custodian and The Servicers, page 98

43. Please confirm that, for each servicer contemplated, you will describe any material changes to each servicer's policies or procedures in the servicing function it will perform in the current transaction for assets of the same type included in the current transaction during the past three years. See Item 1108(b)(3) of Regulation AB.

Response: The depositor confirms that, for each servicer contemplated, it will describe any material changes to each servicer's policies or procedures in the servicing function it will perform in the current transaction for assets of the same type included in the current transaction during the past three years.

44. Please confirm that, for each servicer, there is no material risk that the servicer's financial condition could have a material impact on pool performance or performance of the asset-backed securities. See Item 1108(b)(4) of Regulation AB. We also note your disclosure on page 109 that Redwood Residential Acquisition Corporation, as seller, has an obligation to repurchase or substitute mortgage loans. In light of this obligation, please also confirm that there is no material risk that its ability to comply with the repurchase provisions could have material impact on pool performance or performance of the asset-backed securities.

Response: The registrant confirms that, for each servicer there is no material risk that the servicer's financial condition could have a material impact on pool performance or performance



of the asset-backed securities. The registrant also confirms that there is no material risk that Redwood Residential Acquisition Corporation's ability to comply with its repurchase obligations could have material impact on pool performance or performance of the asset-backed securities.

45. Please disclose the material terms of the servicing agreements with respect to the 20% servicer. See Item 1108(c)(1) of Regulation AB.

Response: The material terms of the servicing agreements are disclosed under "The Agreements—Mortgage Loan Servicing."

The Agreements

Mortgage Loan Servicing -- Waiver or Modification of Mortgage Loan Terms, page 115

46. We note your sentence that begins, "Consistent with the above, each servicer may waive, modify or vary the term of any mortgage loan..." It is unclear, however, what "[c]onsistent with the above" is referring to and we are unable to locate the referenced disclosure. Please revise to describe any provisions in the transaction agreements governing modifications or advise. See Item 1111(e)(2) of Regulation AB.

Response: We have deleted the unclear reference. The remainder of this sentence describes provisions in the servicing agreements governing modifications, including complying with REMIC requirements and circumstances where the master servicer must provide its approval.

Events of Default, page 118

47. Please revise your disclosure where appropriate to describe any changes to the transaction structure, such as a change in distribution priority among classes, that would be triggered upon a default or event of default. See Item 1113(a)(6) of Regulation AB.

Response: The occurrence of a default or event of default under the pooling and servicing agreement or under a servicing agreement would not trigger any change in transaction in structure, including without limitation a change in distribution priority among classes.

48. Additionally, please describe, where appropriate, any liquidation, amortization, performance or similar triggers or events, and the rights of investors or the transaction or flow of funds if such events were to occur. See Item 1113(a)(7) of Regulation AB.


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Response: The performance triggers that would result in a change in the allocation of cash flows are described under "Description of the Certificates – Glossary of Terms" in the definitions of "Senior Prepayment Percentage" and "Step-Down Test" and "—Distributions of Principal."

Duties of the Trustee and the Securities Administrator, page 122

> 49. We note your statement that "the securities administrator and the trustee will be required to perform only those duties specifically required of it under the pooling and servicing agreement..." Please revise to describe those duties and responsibilities. See Item 1109(a)(3) of Regulation AB.

Response: We do not believe it would be feasible to describe all of the duties and responsibilities of the securities administrator and the trustee under this caption since, as noted below in Comment #50, these entities have various responsibilities that are described throughout the prospectus. Instead, we have added cross references to descriptions of the key duties of such parties.

> 50. To assist investors in locating all important information, please include a reference here to the other places in the form of prospectus where you discuss the duties and responsibilities of these parties. For example, we note that the responsibilities of the securities administrator are also described on page 99 of the prospectus.

Response: We have inserted cross references as requested.

Resignation of Trustee and Securities Administrator, page 124

> 51. Please describe how the expenses associated with changing from one trustee or securities administrator to another will be paid. See Item 1109(f) and Item 1108(d)(3) of Regulation AB.

Response: We have added disclosure stating that expenses associated with changing from one trustee or securities administrator will be paid by the terminated trustee or securities administrator, as applicable, but in the event such amounts are not so recovered, they will be reimbursed from the Trust Fund out of amounts otherwise payable to Certificateholders.


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Reports to Certificateholders, page 124

52. We note that in the last bullet point on page 126 you make a reference to the acquisition or selection of additional loans during a pre-funding period, however, we are unable to locate any disclosure about a pre-funding period in your prospectus. Please revise to include the disclosure required by Item 1101(c)(3) and Item 1111(g) of Regulation AB or advise.

Response: We have deleted the reference to a pre-funding period.

53. We note your disclosure on page 125 that the securities administrator will include in each Form 10-D any request received from an investor to communicate with other investors. Please revise your disclosure to include a description of the process that investors will use to communicate their requests to communicate to the securities administrator, including any requirements for providing proof of beneficial ownership. Please also include disclosure about how the expenses associated with the investor communication provision, if any, will be paid. See Section V.B.3.(a).(4) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) and Instruction to General Instruction I.B.1(d) of Form SF-3.

Response: The disclosure has been revised as requested.

54. Please confirm that you will disclose in your prospectuses all material instances of noncompliance reported in your annual reports on Form 10-K as required by Item 1108(b)(2) for servicers that meet the criteria of 1108(a). See also Asset-Backed Securities Disclosure and Registration, Section VIII.B.1(c) of SEC Release No. 33-9638 (Sept. 24, 2014).

Response: The registrant confirms that all material instances of noncompliance reported in annual reports on Form 10-K for servicers that meet the criteria of Item 1108(a) will be disclosed in any applicable prospectus.

Voting Rights, page 126

55. Please disclose the certificateholder vote required, if any, to amend the transaction documents. See Item 1113(a)(12) of Regulation AB.


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Response: The certificateholder vote required to amend the pooling and servicing agreement is described under the caption "The Agreements—Mortgage Loan Servicing—Amendment of the Servicing Agreements and Pooling and Servicing Agreement." We have added a cross reference to this section.

Duties of the Transaction Manager – Representations and Warranties Breach Review and Enforcement, page 131

56. We note that a Transaction Manager would direct a review by the asset representations reviewer upon certain specified triggers for a review of assets, including the "Pool Level Review Trigger." As discussed above, we understand that in the next submission you will remove the Transaction Manager feature from the registration statement, which will result in substantial changes to this section of the prospectus. With your revisions in this section to comply with the shelf eligibility provisions in Form SF-3, please tell us how you intend to comply with the requirements of the asset representation review provision required by General Instruction I.B.1(b) of Form SF-3.

Response: The disclosure has been revised as requested. The duties of the asset representations reviewer satisfy the provisions required by General Instruction I.B.1(b) of Form SF-3.

57. Please tell us how the delinquency trigger will take into account defaulted loans.

Response: The pool level delinquency trigger will take into account defaulted loans when the percentage of loans that are 60 or more days delinquent exceeds a specified percentage of the loans in the pool.

58. We also note that your disclosure describing how the delinquency trigger was determined to be appropriate is unclear and appears incomplete. Please revise. See Item 1113(a)(7)(i) of Regulation AB and Instruction to General Instruction I.B.1(b) of Form SF-3.

Response: We have revised the disclosure to add a comparison of the delinquency triggers to the historical delinquencies experienced in prior securitized pools of mortgage loans of the sponsor.



ORRICK

59. We note your disclosure that if an originator or seller disputes the findings of a breach of a representation or warranty and that dispute is not resolved within 180 days of receipt of a repurchase request, the claim will be submitted to binding arbitration. We also note your disclosure on page 113 that "if an allegation of a breach of a representation or warranty is not resolved to the satisfaction of the party pursuing an action and the applicable originator or the seller...by the end of the 180 day period beginning when notice of the repurchase request is received," that the dispute will be referred to arbitration. The dispute resolution provision of General Instruction I.B.1(c) of Form SF-3 requires that the party submitting the repurchase request has the right to refer to the matter to *either* third-party arbitration or mediation at its discretion. Please revise your dispute resolution provisions throughout the prospectus accordingly to comply with this shelf eligibility requirement.

Response: The disclosure has been revised to specify that the party submitting the repurchase request has the right to refer the matter either to third-party arbitration or mediation at its discretion.

60. We note your disclosure that the finding of the arbitrator shall be final and binding upon all parties, including the seller, the certificateholders and the trustee. Requiring binding arbitration appears inconsistent with the form eligibility requirements. See also Section V.B.3(a)(3) of the 2014 ABS Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration "[b]ecause we believe that investors should have access to all options available to resolve a dispute"). Please revise or advise.

Response: We have deleted the sentence as requested.

61. Please also make revisions throughout the prospectus where necessary to include disclosure regarding the allocation of expenses for the selected method of dispute resolution as required by General Instruction I.B.1(c)(B) of Form SF-3.

Response: An additional row has been added to the "Fees and Expenses of the Issuing Entity" table as requested under Comment #30.

62. Please also provide disclosure where necessary the process that investors may use to notify the transaction parties of a repurchase request and a referral to dispute resolution.



ORRICK

Ms. Katherine Hsu
United States Securities and Exchange Commission
June 25, 2015
Page 23

Response: The disclosure regarding this process has been revised on page 140 to include the address to which notices regarding this process should be delivered.

Use of Proceeds, page 145

63. Please revise your disclosure to indicate to whom the issuing entity intends to distribute all of the net proceeds of the issuance of the Certificates and who will incur the expenses in connection with this offering.

Response: The disclosure has been revised as requested.

Material Federal Income Tax Consequences – Taxation of Owners of Regular Certificates, page 158

64. We note in the fourth paragraph your statement that the prepayment assumption that will be used in determining the rate of accrual or original issue discount for federal income tax purposes is "15% CPR as described in 'Yield, Prepayment and Maturity Considerations – Weighted Average Life.'" We are unable to locate the disclosure regarding the 15% CPR in the referenced section. We also note that a reference to a 15% CPR is also included in footnote four on page three of this prospectus. Please revise or advise.

Response: The reference to 15% CPR is intended to refer to the information in the tables under the column heading 15% CPR. This is the prepayment assumption that the underwriters have informed the depositor that they are using for purposes of pricing the certificates.

Glossary of Defined Terms, page S-172

65. We note that several of your page number references are incorrect. For example, the glossary states that "Available Distribution Amount" is defined on page 76, but it is actually located on page 75, and that "Principal Forbearance Amount" is defined on page 80, but it is actually on page 78. Please revise accordingly so that the page number references are accurate. Please also revise the page numbers of the glossary to remove the "S" from "S-172" and "S-173" as issuers of asset-backed securities on Form SF-3 may no longer use a prospectus supplement. See General Instruction IV of Form SF-3.



ORRICK

Response: The glossary has been corrected as requested.

Annex A, page A-I

66. Please revise your chart titled "Delinquency Status of the Mortgage Loans as of the Cutoff Date" on page A-16 and your chart titled "Historical Delinquency of the Mortgage Loans" on page A-17 to indicate that you will provide the delinquency information in 30 or 31 day increments through charge-off, as applicable. See Item 1100(b)(1) of Regulation AB and Regulation AB C&DI 300.01.

Response: Additional rows have been added to these tables as requested.

Annex C, page C-1

67. We note that you provide trust static pool information for 2011-2014. Item 1105(a)(3)(i)(A) of Regulation AB requires that this information be provided for the prior five years. Please revise or advise.

Response: Item 1105(a)(3)(i) requires that the requested information, "to the extent material," be included for "(A) Five years, or (B) For so long as the sponsor has been either securitizing assets of the same asset type . . . or making originations or purchases of the same asset type. . if less than five years." The sponsor has been securitizing assets of the same asset type only since 2011. Accordingly, the only static pool data that would be material to investors in the certificates has been provided. We note that by the end of 2015 the depositor will be able to present a full five years of static pool data for this program.

68. Please revise your tables to present delinquency information through no less than 120 days. Please also confirm that you will update the tables as necessary so that the most recent periodic increment for the data must be as of a date no later than 135 days after the date of first use of the prospectus. See Item 1105(a)(3)(ii) of Regulation AB and the instruction thereto.

Response: The static pool tables have been updated to March 2015 and will be periodically updated to satisfy the requirements of Item 1105.


ORRICK

Ms. Katherine Hsu
United States Securities and Exchange Commission
June 25, 2015
Page 25

Part II

Information Not Required in Prospectus Item 14, Exhibits, page II-2

69. Please revise to indicate in your exhibit table that you will file the Regulation S-K Item 601(b)(36) certification as required by General Instruction I.B.1(a) of Form SF-3 and provide the form of certification with your next submission.

Response: The exhibit table has been revised to add the Regulation S-K Item 601(b)(36) certification and a form of this certification is included in the registration statement.

Item 15, Undertakings, page II-3

70. Please revise to include the undertaking required by Item 512(k) of Regulation S-K.

Response: We did not include the undertaking required by Item 512(k) of Regulation S-K as we will not be incorporating by reference any subsequent Exchange Act documents by third parties.

* * * * *

Please contact the undersigned at (415) 773-5628 if you would like to discuss any of these responses.

Sincerely,

Dora Mao

cc: Kayla Florio, SEC
        Matthew Tomiak, Redwood Trust
        John Rickenbacker, Redwood Trust
        Katharine Crost, Orrick, Herrington & Sutcliffe LLP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM SF-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Sequoia Residential Funding, Inc.
(Exact name of registrant as specified in its charter)
Delaware
(State or other jurisdiction of incorporation or organization)
35-2170972
(I.R.S. Employer Identification No.)

Commission File Number of depositor: [   ]
Central Index Key Number depositor: **0001176320**

Sequoia Residential Funding, Inc.
(Exact name of depositor as specified in its charter)

Central Index Key number of sponsor (if applicable): **0001530239**

RWT HOLDINGS, INC.
(Exact name of sponsor as specified in its charter)

One Belvedere Place
Mill Valley, California 94941
(415) 389-7373
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Brett D. Nicholas
One Belvedere Place, Suite 300
Mill Valley, California 94941
(415) 389-7373
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Katherine I. Crost, Esq.
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, New York 10019-6142
Telephone: (212) 506-5070

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE				
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Aggregate maximum offering price	Amount of registration fee
Mortgage Pass-Through Certificates by Sequoia Residential Funding, Inc.	The registrant is registering an unspecified amount of securities and relying on Rule 456(c) and Rule 457(s) to pay any applicable registration fee on a pay-as-you-go basis.[1]			

(1) Calculated pursuant to Rule 457(o) and Rule 457(s) of the Securities Act of 1933. Pursuant to Rule 457(p) of the Securities Act of 1933, $[   ] of the registration fee is offset by $[   ] in registration fees paid by the registrant, Sequoia Residential Funding, Inc., in connection with Registration Statement Number 333-189370 initially filed on June 14, 2013. The amount of unsold securities on the prior registration statement is $[   ] and the fee associated with such unsold securities is $[   ]. All offerings on the prior registration statement have been completed.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE [ ], 2015

Prospectus dated June [ ], 2015

$[ ] (Approximate)

SEQUOIA MORTGAGE TRUST 2015-[ ]

Mortgage Pass-Through Certificates, Series 2015-[ ]

RWT Holdings, Inc., Sponsor (CIK Number 0001530239)
Sequoia Residential Funding, Inc., Depositor (CIK Number 0001176320)
Sequoia Mortgage Trust 2015-[ ], Issuing Entity (CIK Number [ ])

The information in this prospectus is not complete and may be changed. We may not sell these certificates until the registration statement relating to these certificates filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these certificates and is not soliciting an offer to buy these certificates in any state where the offer or sale is not permitted.

Consider carefully the risk factors beginning on page 19 of this prospectus.

For a list of defined terms used in this prospectus, see the glossary of defined terms on page I-1 of this prospectus.

The certificates are redeemable only under the circumstances described in this prospectus.

The certificates represent beneficial interests in the issuing entity only and do not represent an interest in or obligation of the sponsor, the depositor, the trustee, the master servicer, the underwriter, the servicers or any of their affiliates.

the issuing entity will issue:

- [ ] classes of senior certificates, including [ ] classes of interest-only certificates;
- [ ] classes of subordinate certificates; and
- [ ] classes of residual certificates.

The classes of certificates offered by this prospectus are listed, together with their initial class principal amounts and interest rates, under "*The Offered Certificates*" on page 1 of this prospectus. This prospectus relates only to the offering of those certificates and not any other certificates issued by the issuing entity. [Certain classes of certificates will be exchangeable for other classes of certificates as described herein.]

The certificates will represent ownership interests in a pool of [fixed rate mortgage loans] [adjustable rate mortgage loans] [hybrid mortgage loans that generally provide for interest at a fixed rate during an initial period of [ ] years from their origination and at an adjustable rate thereafter] with original terms to maturity of between [fifteen and thirty] years. All of the mortgage loans are secured by first liens on one- to four-family detached and attached residential properties, condominiums, cooperative units, townhouses and planned unit developments.

Principal and interest on the certificates are payable on the 25th day of each month, or if such day is not a business day, the next succeeding business day, commencing on [ ] 25, 2015.

The certificates will have the benefit of credit enhancement in the form of [subordination] [describe any other enhancement] as described herein.

On or about [ ], 2015, delivery of the certificates offered by this prospectus will be made through the book-entry facilities of the Depository Trust Company, Clearstream Banking Luxembourg and the Euroclear System.

[The underwriter(s) have agreed to use their best efforts to identify investors for the Class [ ] and Class [ ] Certificates offered by this prospectus. The underwriter(s) are not required to purchase and sell any specific dollar amount of the Class [ ] and Class [ ] Certificates. The offering will end on the closing date. Any Class [ ] and Class [ ] Certificates not purchased by the underwriter(s) will be purchased by the sponsor or one or more of its affiliates.] The Class [ ], Class [ ], Class [ ] and Class [ ] Certificates will be purchased by [Name of Underwriter], as sole underwriter, from the depositor, and are being offered by the underwriter from time to time for sale to the public in negotiated transactions or otherwise at varying prices determined at the time of sale. The underwriter has the right to reject any order. Proceeds to the depositor from the sale of the Class [ ], Class [ ], Class [ ] and Class [ ] Certificates to the underwriter will be [_________]%, [_________]% and [_________]%, respectively, of the initial class principal amount of the Class [ ], Class [ ] and Class [ ] Certificates, respectively, and [_________]% of the initial class notional amount of the Class [ ] Certificates, in each case before deducting expenses. Such percentages are the purchase prices to be paid by the underwriter, subject to adjustment as described under "*Method of Distribution*" herein. Compensation to the underwriter will equal the excess, if any, of the purchase price received by the underwriter over the underwriter's purchase price specified in the preceding sentence. Investors in any class of the underwritten certificates should expect that they may pay a price for their certificates that is higher than the price paid by the underwriter to the depositor. Any such excess will be compensation to the underwriter. The sponsor entered into a preliminary arrangement with [Underwriter] in contemplation of the issuance of the certificates, as summarized under "*Method of Distribution*." See "*Method of Distribution*" and "*Use of Proceeds*" herein. There is no current underwriting arrangement for the Class [ ], Class [ ], Class [ ] or Class [ ] Certificates.

The issuing entity will make one or more REMIC elections for federal income tax purposes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these certificates or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

CALCULATION OF PAY-AS-YOU GO REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price	Aggregate maximum offering price for all classes of securities	Amount of registration fee (1)

		per unit		

(1) Calculated pursuant to Rule 457(o) and Rule 457(s) of the Securities Act of 1933. Pursuant to Rule 457(p) of the Securities Act of 1933, $[   ] of the registration fee is offset by $[   ] in registration fees paid by the registrant, Sequoia Residential Funding, Inc., in connection with Registration Statement Number 333-189370 initially filed on June 14, 2013. The amount of unsold securities on the prior registration statement is $[   ] and the fee associated with such unsold securities is $[   ]. All offerings from the prior registration statement have been completed.

[Underwriter]

We include cross-references in this prospectus to captions in these materials where you can find further related discussions. The following table of contents provides the pages on which these captions are located.

Dealers will deliver a prospectus when acting as underwriters of the certificates and with respect to their unsold allotments and subscriptions. In addition, all dealers selling the certificates will be required to deliver a prospectus for ninety days following the date of this prospectus.

For European Investors Only

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of certificates to the public in that Relevant Member State prior to the publication of a prospectus in relation to the certificates which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of certificates to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive (as defined below), 150, natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining prior consent of the underwriter nominated by the issuing entity for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided, that no such offer of the certificates pursuant to clauses (a) through (c) above will require the issuing entity or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of certificates to the public" in relation to any certificates in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the certificates to be offered so as to enable an investor to decide to purchase or subscribe to the certificates, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU (the "2010 PD Amending Directive"), if implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (the "FSMA")) received by it in connection with the issue or sale of the certificates in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the certificates in, from or otherwise involving the United Kingdom.

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

Page

THE OFFERED CERTIFICATES

The certificates consist of the classes of certificates listed in the tables below, together with the Class [ ], Class [ ], Class R and Class LT-R Certificates. This prospectus relates only to the offering of the classes of certificates listed in the table below and not any other certificates issued by the issuing entity.

Class	Initial Class Principal or Notional Amount[1]	Approximate Initial Certificate Interest Rate[2]	Certificate Interest Rate Formula[3]	Class Type[4]
[ ]	$[ ]	[_._____]%	(4)	Super Senior/Exchangeable
[ ]	$[ ]	[_._____]%	(5)	Senior/Initial Exchangeable
[ ]	$[ ]	[_._____]%	(6)	Senior Support/Initial Exchangeable
[ ]	$[ ]	[_._____]%	(7)	Senior Support/Exchangeable
[ ]	$[ ]	[_._____]%	(8)	Notional/Senior/Exchangeable
[ ]	$[ ]	[_._____]%	(8)	Notional/Senior
[ ]	$[ ]	[_._____]%	Net WAC	Subordinate
[ ]	$[ ]	[_._____]%	Net WAC	Subordinate
[ ]	$[ ]	[_._____]%	Net WAC	Subordinate

(1) These principal and notional amounts are approximate and are subject to an increase or decrease of up to 5%, as described in this prospectus.

(2) Reflects the certificate interest rate as of the closing date based on the mortgage loans described in this prospectus.

(3) "Net WAC" means, as of any distribution date, an annual rate, expressed as a percentage, equal to the weighted average of the net mortgage rates of the mortgage loans as of the first day of the related due period, weighted on the basis of the stated principal balances, or, in the case of any stop advance mortgage loan, the assumed stated principal balance thereof, as of the first day of the related due period, minus (a) a fraction, the numerator of which equals the amount of any fees, charges and other costs, including indemnification amounts and costs of arbitration (other than the securities administrator fee, the trustee fee, the master servicing fee and the custodian fee), paid or reimbursed to the master servicer, the securities administrator and the trustee from the trust fund under the pooling and servicing agreement and the custodian from the trust fund in accordance with the custodial agreement during the prior calendar month, that are subject to an aggregate maximum amount of $300,000 annually and subject to an annual cap of $125,000 with respect to aggregate amounts reimbursable to the trustee, and the denominator of which equals the aggregate stated principal balance of the mortgage loans or, in the case of any stop advance mortgage loan, the assumed stated principal balance thereof, as of the first day of the related due period, multiplied by (b) twelve.

(4) [All or a portion of the Initial Exchangeable Certificates can be exchanged for the Exchangeable Certificates and vice versa. Only the combinations described in the table below under "*Permitted Exchanges*" are permitted. On the closing date the aggregate principal amount of the senior certificates will equal $[ ]. All exchanges are subject to certain requirements of the Securities Administrator as described herein.]

(5) The certificate interest rate on the Class [ ] Certificates will be an annual rate equal to the lesser of (i) [_._____]% and (ii) the Net WAC for the related distribution date.

(6) The certificate interest rate on the Class [ ] Certificates will be an annual rate equal to the lesser of (i) [_._____]% and (ii) the Net WAC for the related distribution date.

(7) The Class [ ] Certificates are interest-only certificates; they will not be entitled to distributions of principal. As described in this prospectus, the Class [ ] Certificates will accrue interest on a notional amount equal to the class principal amount of the Class [ ] Certificates. The certificate interest rate on the Class [ ]

Certificates will be an annual rate equal to the lesser of (i) [_._____] and (ii) the excess, if any, of the Net WAC for the related distribution date over the certificate interest rate for the Class [   ] Certificates for the related distribution date, as described in this prospectus.

(8)   The Class [   ] Certificates are interest-only certificates; they will not be entitled to distributions of principal. As described in this prospectus, the Class [   ] Certificates will accrue interest on a notional amount equal to the aggregate class principal amount of the Class [   ], Class [   ] and Class [   ] Certificates immediately prior to such distribution date. The certificate interest rate on the Class [   ] Certificates will be an annual rate equal to the excess, if any, of the Net WAC over [_._____]%.

The offered certificates will also have the following characteristics:

Class	Record Date	Delay/Accrual Period[2]	Interest Accrual Convention	Final Scheduled Distribution Date[3]	Expected Final Distribution Date[4]	Minimum Denomination or Percentage Interest	Incremental Denomination	CUSIP Number
[ ]	(1)	24 Day	30/360			$100,000	$1	
[ ]	(1)	24 Day	30/360			$100,000	$1	
[ ]	(1)	24 Day	30/360			$100,000	$1	
[ ]	(1)	24 Day	30/360			$1,000,000	$1	
[ ]	(1)	24 Day	30/360			$1,000,000	$1	
[ ]	(1)	24 Day	30/360			$100,000	$1	
[ ]	(1)	24 Day	30/360			$100,000	$1	
[ ]	(1)	24 Day	30/360			$100,000	$1	

(1) For the first distribution date, the closing date. For any other distribution date, the close of business on the last business day of the calendar month preceding the month of the related distribution date.

(2) For any distribution date, the interest accrual period will be the calendar month immediately preceding that distribution date.

(3) Determined by adding one month to the month of scheduled maturity of the latest maturing mortgage loan.

(4) The expected final distribution date, based upon a constant prepayment rate of 15% per annum and the modeling assumptions used in this prospectus for CPR, with respect to the fixed rate mortgage loans, and CPB, with respect to the hybrid mortgage loans, as described under "*Yield, Prepayment and Weighted Average Life—Weighted Average Life*." The actual final distribution date for each class of offered certificates may be earlier or later, and could be substantially earlier or later, than the applicable expected final distribution date listed above.

[PERMITTED EXCHANGES]

Combination	Initial Exchangeable	Initial Class Principal Amount or Class Notional Amount ($)[1]	CUSIP		Exchangeable	Initial Class Principal Amount or Initial Class Notional Amount ($)[1]	CUSIP
1							
2							
3							
4							
5							
6							

(1) Initial Exchangeable Certificates and Exchangeable Certificates in any combination shown above may be exchanged only in the proportion that the initial class principal amounts (or notional amounts) of such certificates bear to one another as shown above.

SUMMARY OF TERMS

- This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. To understand all of the terms of the offering of the certificates, you should carefully read this entire prospectus.

- While the summary contains an overview of certain calculations, cash flow priorities and other information to aid your understanding, you should read carefully the full description of these calculations, cash flow priorities and other information in this prospectus before making any investment decision.

- Whenever we refer to a percentage of some or all of the mortgage loans in the trust fund, that percentage has been calculated on the basis of the total stated principal balance of those mortgage loans as of the cut-off date unless we specify otherwise. We explain in this prospectus how the stated principal balance of a mortgage loan is determined. Whenever we refer in this Summary of Terms or in the Risk Factors section to the total stated principal balance of any mortgage loans, we mean the total of their stated principal balances determined by that method, unless we specify otherwise.

Sponsor

RWT Holdings, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Redwood Trust, Inc.

Seller and Servicing Administrator

Redwood Residential Acquisition Corporation, a Delaware corporation and indirect wholly-owned subsidiary of Redwood Trust, Inc., will acquire the mortgage loans directly or indirectly from each originator. On the closing date, Redwood Residential Acquisition Corporation, as seller, will sell all of its interest in the mortgage loans to the depositor. Redwood Residential Acquisition Corporation will also act as servicing administrator with respect to the mortgage loans serviced by [20% Servicer].

Depositor

Sequoia Residential Funding, Inc., a Delaware special purpose corporation and indirect wholly-owned subsidiary of Redwood Trust, Inc. On the closing date, Sequoia Residential Funding, Inc. will sell all of its interest in the mortgage loans to the trustee for the benefit of the certificateholders. The depositor's address is One Belvedere Place, Suite 330, Mill Valley, California 94941, and its telephone number is (415) 389-7373.

Issuing Entity

Sequoia Mortgage Trust 2015-[ ], a common law trust formed under the laws of the State of New York.

The transfers of the mortgage loans from the seller to the depositor to the issuing entity in exchange for the certificates are illustrated below:



Asset Representations Reviewer

[Identify Asset Representations Reviewer]

Trustee

[Name of Trustee] will act as trustee of the issuing entity under the pooling and servicing agreement.

Master Servicer and Securities Administrator

[Master Servicer Name] and will act as master servicer for the mortgage loans pursuant to the pooling and servicing agreement.

[Securities Administrator Name] will act as securities administrator for the certificates pursuant to the pooling and servicing agreement.

As securities administrator, [Securities Administrator name] will perform certain administrative duties with respect to the certificates, on behalf of the trustee, including acting as authentication agent, calculation agent, paying agent, certificate registrar and the party responsible for preparing distribution statements and tax information for certificateholders and preparing tax filings for the issuing entity.

Servicers

[20% Servicer] and [20% Originator/Servicer] will initially service the mortgage loans. [20% Servicer] will service approximately [   ]% of the mortgage loans and [20% Originator/Servicer] will service approximately [   ]% of the mortgage loans, in each case, by stated principal balance as of the cut-off date. [20% Servicer] is or will be the servicer of mortgage loans originated by all of the originators except for [20% Originator/Servicer]. With respect to approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date, the transfer of servicing of such mortgage loans to [20% Servicer] from the related originator is scheduled to take place on [   ] 1, 2015, after the closing date. Servicing may subsequently be transferred to servicers other than the initial servicers, in accordance with the pooling and servicing agreement and the servicing agreements, as described in this prospectus. The initial servicers and any successor servicers under the servicing agreements will be referred to as the "servicers" in this prospectus. Under some circumstances, a successor servicer may also perform the duties of the servicing administrator described herein, and there would be no servicing administrator with respect to those mortgage loans.

The servicers will service the mortgage loans, directly or through subservicers, pursuant to existing servicing agreements between the related servicer and the seller. The rights of the seller under the servicing agreements with respect to the mortgage loans sold to the issuing entity will be assigned to the depositor, and the depositor, in turn, will assign such rights to the trustee for the benefit of the certificateholders, in each case pursuant to an assignment, assumption and recognition agreement.

We refer you to "The Agreements — Mortgage Loan Servicing" in this prospectus for more information.

Originators

Approximately [_____]% of the mortgage loans were originated by [   ]; approximately [_____]% of the mortgage loans were originated by [   ]; approximately [_____]% of the mortgage loans were originated by [   ], and approximately [_____]% of the mortgage loans were originated by [   ], in each case by stated principal balance as of the cut-off date. Each of the additional originators, which each originated less than 5% of the mortgage loans, are listed herein under "*The Originators*."

[_____], [_____], [_____], [_____] and the various other mortgage lending institutions listed above are referred to in this prospectus as the "originators".

We refer you to "The Originators" and "Acquisition of Mortgage Loans by the Seller" in this prospectus for more information.

Custodian

[Name of Custodian] will maintain custody of the mortgage loan documents relating to the mortgage loans on behalf of the issuing entity.

Cut-off Date

[   ] 1, 2015, the "cut-off date," is the date after which the issuing entity will be entitled to receive all collections on and proceeds of the mortgage loans.

Closing Date

The closing date will be on or about [   ], 2015.

The Certificates

The classes of Sequoia Mortgage Trust Mortgage Pass-Through Certificates, Series 2015-[ ], issued with the initial approximate characteristics set forth under "*The Offered Certificates*" in the table on page 1, together with the Class [   ], Class [   ], Class R and Class LT-R Certificates.

The offered certificates will be issued in book-entry form and in the minimum denominations (or multiples thereof) set forth under "*The Offered Certificates*" in the table beginning on page 1.

[The initial exchangeable certificates are exchangeable for exchangeable certificates and vice versa, as set forth on the table on page 4 of this prospectus and subject to the conditions and procedures described herein. See "*Description of the Certificates – Exchangeable Certificates*" herein.]

The certificates will represent beneficial ownership interests in a pool of [hybrid mortgage loans that generally provide for interest at a fixed rate during an initial period of [ ] years from their origination and at an adjustable rate thereafter] [fixed rate mortgage loans] of which all have original terms to maturity of fifteen, twenty, twenty-five or thirty years.

All of the mortgage loans are secured by first liens on one- to four-family detached and attached residential properties, condominiums, cooperative units, townhouses and planned unit developments.

Each class of certificates will have different characteristics, some of which are reflected in the following general designations.

[Senior Certificates: Class [ ], Class [ ], Class [ ] and Class [ ].

Super Senior Certificates: Class [ ] and Class [ ].

Senior Support Certificates: Class [and Class [ ] Certificates.

Interest-only Certificates: Class [ ] and Class [ ]. .

Initial Exchangeable Certificates: Class [ ], Class [ ] and Class [ ].

Exchangeable Certificates: Class [ ], Class [ ] and Class [ ].

Accretion Directed Certificates: Class [ ], Class [ ] and Class [ ].

Component Certificates: Class [ ], Class [ ] and Class [ ].

Planned Principal Class or PACs: Class [ ], Class [ ] and Class [ ].

Scheduled Principal Certificates: Class [ ], Class [ ] and Class [ ].

Sequential Pay Certificates: Class [ ], Class [ ] and Class [ ].

Strip Certificates: Class [ ], Class [ ] and Class [ ].

Targeted Principal Certificates: Class [ ], Class [ ] and Class [ ].

Floating Rate Certificates: Class [ ], Class [ ] and Class [ ].

Inverse Floating Rate Certificates: Class [ ], Class [ ] and Class [ ].

Partial Accrual Certificates: Class [ ], Class [ ] and Class [ ].

Principal Only or PO Certificates: Class [ ], Class [ ] and Class [ ].

Subordinate Certificates: Class [ ], Class [ ] and Class [ ].

Residual Certificates: Class R and Class LT-R Certificates.]

The Class [ ], Class [ ], Class R and Class LT-R Certificates are not offered by this prospectus. The offered certificates (other than the interest-only certificates) will have an approximate total initial principal amount of $[ ] as of the closing date. Any difference between the total principal amount of the offered certificates on the date they are issued and the approximate total principal amount of the offered certificates as reflected in this prospectus will not exceed 5%. Notwithstanding any variance between the total stated principal balance of the mortgage loans and the total principal amount of the certificates reflected in this prospectus, on the closing date, the initial total principal amount of the certificates will equal the total aggregate stated principal balance of the mortgage loans as of the cut-off date. The aggregate principal amount of the Class [   ] and Class [   ] Certificates as of the closing date will be approximately $[   ], subject to a permitted variance of 5%. The Class R and Class LT-R Certificates have no principal balance.

Principal and interest on the certificates will be payable on the 25th day of each month, beginning in [   ] 2015. However, if the 25th day is not a business day, payments will be made on the next business day after the 25th day of the month. Distributions on each distribution date will be made to the certificateholders of record as of the related record date, except that the final distribution on the certificates will be made only upon presentment and surrender of the certificates at the corporate trust office of the securities administrator.

The rights of holders of the Class [   ], Class [   ] and Class [   ] Certificates to receive payments of principal and interest will be subordinate to the rights of the holders of certificates having a higher priority of distribution, as described in "—*Credit Enhancement*" below. We refer to the Class [   ], Class [   ], Class [   ], Class [   ] and Class [   ] Certificates as "subordinate" certificates, and we refer to the Class [   ], Class [   ], Class [   ], Class [   ] and Class [   ] Certificates as "senior" certificates. We refer to the Class R and Class LT-R Certificates as "residual" certificates. We refer to the Class [   ] and Class [   ] Certificates as the "interest-only" certificates.

The sponsor or its majority-owned affiliates will retain at least [an eligible vertical interest] [an eligible horizontal interest] [both a vertical interest and a horizontal interest] equal to at least five percent of the fair value of the certificates in order to satisfy applicable risk retention requirements. See "*Credit Risk Retention*" herein. The sponsor (or one or more of its affiliates) may also retain additional interests in the certificates as investments in accordance with its investment and business considerations and objectives as described under "*Credit Risk Retention*." However, in the future it may or may not continue to retain any of these additional interests in excess of those required by applicable law.

Distributions of Interest

On each distribution date, to the extent of the available distribution amount, each class of certificates (other than the residual certificates) will be entitled, subject to the limitations described herein, to receive accrued and unpaid interest determined on the basis of the outstanding class principal amount (or class notional amount, in the case of the interest-only certificates) of such class immediately prior to such distribution date, the applicable certificate interest rate and the related accrual period.

Interest will accrue on each class of offered certificates as described above in the table under "*The Offered Certificates*."

Interest payments will be allocated among certificateholders of a class of certificates on a pro rata basis, based on their respective certificate principal amounts or certificate notional amounts.

We refer you to "Description of the Certificates—Distributions of Interest" in this prospectus for more information.

Distributions of Principal

The amount of principal distributable on each class of certificates (other than the interest-only certificates and the residual certificates) will be determined by (1) funds received on the mortgage loans that are available to make payments of principal on the certificates, (2) distribution rules that allocate portions of principal payments received on the mortgage loans among different classes of certificates and (3) advances, if any, made by the servicers (other than [20% Servicer]) or the servicing administrator, as described in this prospectus. Funds received on the mortgage loans may consist of monthly scheduled payments as well as unscheduled payments resulting from prepayments by borrowers, liquidation of defaulted mortgage loans or purchases of mortgage loans under the circumstances described in this prospectus.

The senior certificates (other than the interest-only certificates) will receive principal payments from the senior principal distribution amount. The Class [   ], Class [   ] and Class [   ] Certificates and the other subordinate classes generally will receive their pro rata share of scheduled principal collections, sequentially, as part of the subordinate principal distribution amount. However, with respect to unscheduled principal collections, except under the limited circumstances described in this prospectus, the Class [   ], Class [   ] and Class [   ] Certificates and the other subordinate classes will receive unscheduled principal collections on the mortgage loans no earlier than the distribution date in [   ]. On and after that distribution date, provided that certain tests are met, the subordinate classes will receive unscheduled principal collections as part of their allocated share of the subordinate principal distribution amount.

The manner of allocating payments of principal on the mortgage loans to the certificates will differ, as described in this prospectus, depending upon when a distribution date occurs, whether the delinquency and loss performance of the mortgage loans is worse than certain levels specified in the pooling and servicing agreement and, with respect to the subordinate certificates, depending upon the subordination available to the Class [   ], Class [   ] and Class [   ] Certificates and each class of subordinate certificates from classes with payment priorities subordinate to that class and, with respect to the subordinate certificates, whether certain conditions have been satisfied.

We refer you to "Description of the Certificates—Distributions of Principal" in this prospectus for more information.

Priority of Distributions

On each distribution date, the available distribution amount in respect of the mortgage loans will be distributed in the following order of priority, [subject to the provisions regarding exchangeable certificates described below]:

[Description of flow of funds, payment priorities and allocations to be provided for each series of certificates.] [To the extent helpful to the understanding of the securities, a graphic illustration of the flow of funds, distribution priorities and allocations will be included.]

- *[first*, to the senior certificates, pro rata, accrued and unpaid interest, as described under "*Description of the Certificates — Priority of Distributions and Allocation of Shortfalls*" in this prospectus;

- *second*, to the Class [   ], Class [   ] and Class [   ] Certificates, the senior principal distribution amount, concurrently as follows:

    (a) to the Class [   ] Certificates, its pro rata portion of the senior principal distribution amount based upon its class principal amount and the class principal amounts of the Class [   ], Class [   ] and Class [   ] Certificates, until the class principal amount of the Class [   ] Certificates has been reduced to zero; and

    (b) to the Class [   ] and Class [   ] Certificates, the remaining portion of the senior principal distribution amount, allocated sequentially to the Class [   ] Certificates, until the class principal amount of the Class [   ] Certificates has been reduced to zero, and then to the Class [   ] Certificates, until the class principal amount of the Class [   ] Certificates has been reduced to zero;

- *third*, sequentially, to the Class [   ], Class [   ], Class [   ], Class [   ] and Class [   ] Certificates, in that order, accrued and unpaid interest and then the applicable amount of principal with both interest and the applicable amount of principal being paid to one class before any payments are made to the next class.]

10

[In the event that Initial Exchangeable Certificates have been exchanged for the related Exchangeable Certificates in one of the exchange combinations described under "*Permitted Exchanges*" herein, the Exchangeable Certificates received in such an exchange will be entitled to a proportionate share of the interest and/or principal distributions, as applicable, otherwise allocable to the classes of Initial Exchangeable Certificates so exchanged.]

We refer you to "Description of the Certificates — Priority of Distributions and Allocation of Shortfalls" in this prospectus for more information.

Limited Recourse

The only source of cash available to make interest and principal payments on the certificates will be the assets of the issuing entity. The issuing entity will have no source of cash other than collections and recoveries on the mortgage loans through insurance or otherwise and advances made by the servicers (other than [20% Servicer]), the servicing administrator and the master servicer, which are reimbursable to the servicers (other than [20% Servicer]), the servicing administrator and the master servicer as discussed in this prospectus. No other entity will be required or expected to make any payments on the certificates.

Credit Enhancement

Subordination. The payment structure of the certificates includes limited subordination and loss allocation features to enhance the likelihood that holders of more senior classes of certificates will receive regular distributions of interest and principal.

The Class [   ] Certificates are more likely to experience losses than the Class [   ], Class [   ], Class [   ] and Class [   ] Certificates and the senior certificates; the Class [   ] Certificates are more likely to experience losses than the Class [   ], Class [   ] and Class [   ] Certificates and the senior certificates; the Class [   ] Certificates are more likely to experience losses than the Class [   ] and Class [   ] Certificates and the senior certificates; the Class [   ] Certificates are more likely to experience losses than the Class [   ] Certificates and the senior certificates; and the Class [   ] Certificates are more likely to experience losses than the senior certificates.

In addition, all realized losses that would otherwise be allocated to the Super Senior Certificates will first be allocated to the Senior Support Certificates, until the class principal amount of the Senior Support Certificates has been reduced to zero, and then to the classes of Super Senior Certificates, on a pro rata basis in accordance with their respective class principal amounts, until the class principal amounts of the classes of Super Senior Certificates have been reduced to zero. Accordingly, the Senior Support Certificates will bear a greater risk of loss on the mortgage loans than the Super Senior Certificates.

As described in this prospectus, amounts representing losses on the mortgage loans will be applied to reduce the class principal amount of the class of Subordinate Certificates that is still outstanding and has the lowest priority of distribution of principal, until the class principal amount of that class has been reduced to zero. If the subordination provided by the Subordinate Certificates is insufficient to absorb losses, then losses realized in respect of the mortgage loans will be allocated in reduction of the respective class principal amounts of the classes of the Senior Certificates as described in the preceding paragraph.

We refer you to "Risk Factors — Potential Inadequacy of Credit Enhancement," "Description of the Certificates—Subordination of Payments to the Subordinate Certificates" and "—Allocation of Realized Losses" in this prospectus.

Final Scheduled Distribution Date

The final scheduled distribution date for the certificates is the distribution date in [   ], which is the distribution date in the month following the latest maturity date of any of the mortgage loans as of the cut-off date. The actual final distribution date for any class may be earlier or later, and could be substantially earlier or later, than the final scheduled distribution date. The servicers will not be permitted to modify mortgage loans to extend the

11

maturity beyond that date, and the master servicer will not be permitted to consent to the modification of a mortgage loan pursuant to any servicing agreement to extend the maturity date beyond that date except in each case as otherwise required by applicable law or a court order.

Fees and Expenses

Before distributions are made on the certificates, each servicer will be paid from interest collections on the related mortgage loans, prior to deposit into the applicable custodial account, a monthly fee, calculated as provided in the related servicing agreement, equal to [ ]% per annum of the stated principal balance of each mortgage loan or, in the case of a stop advance mortgage loan, will accrue at the assumed stated principal balance thereof, serviced by that servicer as of the first day of the related due period; provided, however, that with respect to mortgage loans serviced by [20% Servicer], such fee will be allocated between [20% Servicer] and Redwood Residential Acquisition Corporation, as servicing administrator; and provided, further, that with respect to mortgage loans serviced by [20% Originator/Servicer], the servicing fee rate will be increased by the amount of any increase in the mortgage interest rate for any mortgage loan pursuant to the terms of the related mortgage note due to the termination of an automatic debit or direct deposit account. Each servicer will also be entitled to receive, to the extent provided in the applicable servicing agreement, additional compensation in the form of any interest or other income earned on funds it has deposited in the applicable custodial account pending remittance to the securities administrator, as well as late charges and certain fees paid by borrowers and, in certain cases, REO management fees.

Before distributions are made on the certificates, the securities administrator will be paid from interest collections on the mortgage loans, prior to deposit into the distribution account, a monthly fee for each mortgage loan calculated as [_____]% per annum on the total stated principal balance of the mortgage loans provided that, in the case of any stop advance mortgage loan, will accrue at the securities administrator fee rate on the assumed stated principal balance thereof. In addition, the securities administrator will retain any investment income on funds in the distribution account.

Before distributions are made on the certificates, the master servicer will be paid from interest collections on the mortgage loans, prior to deposit into the distribution account, a monthly fee for each mortgage loan calculated as [   ]% per annum on the total stated principal balance of the mortgage loans provided that, in the case of any stop advance mortgage loan, will accrue at the master servicing fee rate on the assumed stated principal balance thereof, as of the first day of the related due period. In addition, the master servicer will retain any investment income on funds in the master servicer collection account.

Before distributions are made on the certificates, the custodian, as compensation for its services, will be paid from interest collections on the mortgage loans, a monthly fee for each mortgage loan calculated as [   ]% per annum on the total stated principal balance of the mortgage loans provided that, in the case of any stop advance mortgage loan, will accrue at the custodian fee rate on the assumed stated principal balance thereof, as of the first day of the related due period.

Before distributions are made on the certificates, the trustee, as compensation for its services, will be paid from interest collections on the mortgage loans, a monthly fee for each mortgage loan calculated as [   ]% per annum on the total stated principal balance of the mortgage loans provided that, in the case of any stop advance mortgage loan, will accrue at the trustee fee rate on the assumed stated principal balance thereof, as of the first day of the related due period. The depositor will also pay the trustee an initial acceptance fee of $[   ] from its own funds.

If the asset representations reviewer is required to review any mortgage loan files, the asset representations reviewer will be paid a fee of $[   ] for each mortgage loan reviewed from collections with respect to all mortgage loans, before distributions are made on the certificates for the applicable month when the review commenced.

Expenses and indemnity amounts of the trustee, the master servicer, the securities administrator and the custodian that are permitted to be reimbursed under the pooling and servicing agreement and the custodial agreement will be paid by the issuing entity prior to any distributions to certificateholders, subject to an aggregate annual cap of $300,000 and subject to an annual cap of $125,000 with respect to aggregate amounts reimbursable to the trustee. In addition, under the servicing agreements certain expenses of the servicers and the servicing administrator will be paid prior to distributions to certificateholders.

See "Fees and Expenses of the Issuing Entity" and "The Agreements" in this prospectus.

The Mortgage Loans

Statistical Information. The statistical information on the mortgage loans presented herein is based on the principal balance of such mortgage loans as of the cut-off date. Such information does not take into account defaults, delinquencies and prepayments that may have occurred with respect to the mortgage loans since such date. As a result, the statistical distribution of the characteristics in the final mortgage pool as of the closing date will vary from the statistical distribution of such characteristics as presented in this prospectus, although such variance will not be material.

General. On the closing date, the assets of the issuing entity will consist of [ ] mortgage loans with an aggregate stated principal balance as of the cut-off date of approximately $[   ]. The mortgage loans will be secured by mortgages, deeds of trust or other security instruments, all of which are referred to in this prospectus as mortgages.

Approximately [_____]%, [_____]%, [_____]% and [_____]% of the mortgage loans by stated principal balance as of the cut-off date have an original term to maturity of fifteen, twenty, twenty-five and thirty years, respectively.

[Of the adjustable rate mortgage loans:

• approximately [   ]% by stated principal balance as of the cut-off date are "standard" adjustable rate mortgage loans whose interest rate adjusts on the basis of a variable index plus a margin, with the initial adjustment typically occurring one year or less after origination of the related mortgage loan and adjustments occurring periodically thereafter;

• approximately [   ]% by stated principal balance as of the cut-off date are "hybrid" mortgage loans, whose interest rate is fixed for the initial period specified in the related mortgage note (typically for a period of a year or more after origination), and thereafter adjusts periodically based on the related index, subject to a minimum and maximum interest rate for each hybrid mortgage loan; and

• approximately [   ]% by stated principal balance as of the cut-off date are "interest-only" mortgage loans, which provide for payment of interest at the related mortgage interest rate, but no payment of principal, for the period specified in the related mortgage note; thereafter, the monthly payment is increased to an amount sufficient to amortize the principal balance of the mortgage loan over the remaining term and to pay interest at the applicable interest rate borne by such mortgage loan.]

The mortgage loans will not be insured or guaranteed by any government agency.

The depositor expects that the mortgage loans will have the following approximate characteristics as of the cut-off date:

Mortgage Pool Summary

	Approximate Range or Total	Weighted Average	Total Percentage (by Stated Principal Balance)[1]
Number of Mortgage Loans			
Total Stated Principal Balance			
Stated Principal Balances			
Originator			
Other Originators			
[_____]			
[_____]			
[_____]			
[_____]			
Servicer			
[ ]			
[ ]			
Mortgage Rates			
Original Terms to Maturity (in months)			
Remaining Terms to Maturity (in months)			
Original Loan-to-Value Ratios			
Geographic Concentration by State in Excess of 10.00% of the Total Stated Principal Balance:			
[ ]			
Maximum City Concentration			
[ ]			
FICO Scores at Origination			
Number of Mortgage Loans with Prepayment Charges at Origination			
Product Type			
30 Year Fixed Rate			
25 Year Fixed Rate			
20 Year Fixed Rate			
15 Year Fixed Rate			
Occupancy Type			
Owner-Occupied			
Second Home			
Investment Property			
Loan Purpose			
Rate Term Refinance			
Purchase			
Cash-Out Refinance			
Construction to Permanent			
Property Type			
Single Family Detached			
Planned Unit Development			
Condominium			
Single Family Attached			
Two- to Four-Family			

	Approximate Range or Total	Weighted Average	Total Percentage (by Stated Principal Balance)[1]
Cooperative Unit			
Townhouse			
Documentation Type			
Two Years Income With Assets Verification			

(*) Represents average.
(1) Percentages may not add up to 100.00% due to rounding.

Mortgage Loan Representations and Warranties

Each originator of the mortgage loans has made certain representations and warranties concerning the mortgage loans. The seller's rights to these representations and warranties will be assigned to the depositor, and the depositor's rights to these representations and warranties will be assigned to the trustee for the benefit of certificateholders pursuant to assignment, assumption and recognition agreements or assignment of representations and warranties agreements.

Following any originator's discovery or receipt of notice of a breach of any representation or warranty that materially and adversely affects the value of a mortgage loan or the interest of the trustee, for the benefit of the certificateholders, in a mortgage loan, the originator will be required to (1) cure that breach, (2) repurchase the affected mortgage loan from the issuing entity, (3) in some circumstances, substitute another mortgage loan or (4) in some circumstances, make an indemnification payment in the amount of the reduction in value resulting from such breach. Each determination that there has been such a breach of a representation or warranty and each remedy for such a breach is required to be conducted on a mortgage loan-by-mortgage loan basis.

Under the mortgage loan purchase and sale agreement (the "mortgage loan purchase agreement"), the seller will be obligated as described herein to cure the breach, or repurchase or substitute for any mortgage loan as to which there has been an uncured breach of representations or warranties made by any originator other than [Exception Originator] that materially and adversely affects the value of such mortgage loan or the interests of the certificateholders in such mortgage loan, but only if such originator is unable to cure such breach or repurchase, substitute for or make an indemnification payment with respect to such mortgage loan because it is subject to a bankruptcy or insolvency proceeding or no longer in existence. The seller will have no such obligation with respect to mortgage loans originated by [Exception Originator].

Under the mortgage loan purchase agreement, the seller will agree to cure a breach or repurchase from the trust fund or, in limited circumstances, substitute for, any mortgage loan as to which a representation and warranty made by the originator was true and correct as of the date made by the originator but not true and correct as of the closing date, if such breach materially and adversely affects the value of the mortgage loan or the interests of the certificateholders in that mortgage loan.

In order to substitute a new mortgage loan for a mortgage loan that has been removed from the trust because of a breach of a representation or warranty, (a) substitution must take place within two years from the date the seller acquired the deleted mortgage loan and (b) the new mortgage loan must be materially similar to the deleted mortgage loan.

If a dispute arising out of an allegation of a breach of a representation or warranty concerning a mortgage loan is not resolved by the end of the 180 day period beginning when notice of the repurchase request is received, the dispute will be resolved by arbitration or mediation as described herein. *See "The Agreements—Representations and Warranties" in this prospectus.*

Mortgage Loan Servicing

[Master Servicer name] is the master servicer under the pooling and servicing agreement and will have the obligations specified herein under "*The Agreements – Mortgage Loan Servicing.*"

Under the servicing agreements, the servicers (other than [20% Servicer]) are generally obligated to fund monthly advances of cash (to the extent such advances are deemed recoverable), which will be included with mortgage principal and interest collections, in an amount equal to any delinquent monthly payments due on the mortgage loans on the immediately preceding determination date, other than mortgage loans that are 120 days or more delinquent as of such date. For mortgage loans serviced by [20% Servicer], Redwood Residential Acquisition Corporation, as servicing administrator, will be obligated to fund such monthly advances.   The master servicer will be obligated to fund any required advance if a servicer (other than [20% Servicer]) or the servicing administrator, as applicable, fails in its obligation to do so, to the extent described in this prospectus. The master servicer, the servicers (other than [20% Servicer]) and the servicing administrator will be entitled to be reimbursed for any such advances from future payments and collections (including insurance or liquidation proceeds) with respect to those mortgage loans. However, if the master servicer, the servicers (other than [20% Servicer]) or the servicing administrator fund advances that are determined by such party to be nonrecoverable from future payments and collections on the related mortgage loan, such parties will be entitled to reimbursement for such advances from other mortgage loans prior to any distributions to certificateholders.

The servicers (other than [20% Servicer]) and the servicing administrator will also make interest payments to compensate in part for any shortfall in interest payments on the mortgage loans which results from a borrower prepaying a mortgage loan in whole or in part. However, the amount of such payments will not exceed, in the case of a servicer other than [20% Servicer], the applicable servicing fees payable to the servicer for the related due period or, in the case of the servicing administrator, the aggregate of [20% Servicer]'s servicing fee and the servicing administrator fee for the related due period. If a servicer (other than [20% Servicer]) or the servicing administrator fails to make a required payment in respect of such shortfalls, the master servicer will be obligated to reduce its master servicing fee for the related period in an amount equal to the amount of the required payment not remitted by the applicable servicer or the servicing administrator, but not exceeding the master servicing fee. Such master servicing fee may be insufficient to fund the entire shortfall.

The seller and servicing administrator will retain ownership of the servicing rights for the mortgage loans serviced by [20% Servicer] and will generally have the right to terminate [20% Servicer] as servicer at any time and appoint a successor servicer acceptable to the master servicer.

We refer you to "The Agreements—Mortgage Loan Servicing" in this prospectus for more detail.

Optional Termination

On any date on which the total stated principal balance or, in the case of any stop advance mortgage loan, the unpaid principal balance, of the mortgage loans has declined to less than 10% of the initial total stated principal balance of the mortgage loans as of the cut-off date, subject to satisfaction of the conditions described in the pooling and servicing agreement, the master servicer may purchase all of the mortgage loans from the trust fund, excluding any servicing rights owned by the servicers, thereby causing an early retirement of the certificates.

We refer you to "Description of the Certificates—Optional Purchase of the Mortgage Loans" in this prospectus for more information.

Tax Status

The securities administrator, on behalf of the trustee, will elect to treat all or a portion of the trust fund as one or more "real estate mortgage investment conduits" or "REMICs" for federal income tax purposes. [In addition, the arrangement pursuant to which the Initial Exchangeable Certificates and the Exchangeable Certificates are created and administered will be classified as a grantor trust for Federal income tax purposes.] Each of the offered certificates will represent beneficial ownership of one or more "regular interests" in a REMIC.

The interest-only certificates will, and certain other offered certificates may, be issued with original issue discount for federal income tax purposes. In addition, certain of the offered certificates may be issued at a premium.

We refer you to "Material Federal Income Tax Consequences" in this prospectus for additional information concerning the application of federal income tax laws to the certificates.

ERISA Considerations

A fiduciary of any employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (or "ERISA"), or Title I of Section 4975 of the Internal Revenue Code of 1986, as amended (or the "Code") (each, a "Plan"), should carefully review with its legal advisors whether the purchase or holding of the Class [ ], Class [ ], Class [ ] and Class [ ] Certificates could give rise to a transaction prohibited or not otherwise permissible under applicable law. Certain restrictions apply to the purchase, sale and holding by Plans of the Class [ ], Class [ ], Class [ ] and Class [ ] Certificates that are not placed by an underwriter.

We refer you to "ERISA Considerations" in this prospectus for more information.

Legal Investment

Under current law, the Class [ ], Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates will constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984, or SMMEA, on the closing date because they are rated in one of the two highest rating categories by at least one nationally recognized statistical rating agency. However, to the extent that the SEC establishes alternative standards of creditworthiness to replace the credit rating requirement of SMMEA, it is possible that the Class [ ], Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates will not constitute "mortgage-related securities" for SMMEA from and after the effective date of the alternative standard, even if these classes retain the aforementioned ratings. See *"Risk Factors—Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, the Servicers or Any Successor Servicer or on the Value of the Certificates"* for a discussion of pending changes to the definition of "mortgage related securities."

There may be other restrictions on the ability of certain types of investors to purchase the certificates that prospective investors should also consider.

We refer you to "Legal Investment" herein for more information.

Certificate Rating

Each class of offered certificates is expected to receive a credit rating from one or more nationally recognized statistical rating organizations.

These ratings are not recommendations to buy, sell or hold these certificates. A rating may be changed or withdrawn at any time by the assigning rating agency.

The ratings do not address the possibility that, as a result of principal prepayments, the yield on your certificates may be lower than anticipated.

The ratings do not address the payment of any basis risk shortfalls with respect to the offered certificates.

We refer you to "Ratings" in this prospectus for a more complete discussion of the certificate ratings.

Listing

The offered certificates are not listed on any exchange, and no party to the transaction intends (or is obligated) to list the offered certificates on any exchange or to quote them in the automated quotation system of any registered securities organization.

RISK FACTORS

The following information, which you should carefully consider, identifies certain significant sources of risk associated with an investment in the offered certificates. All statistical information referred to in this section is based on the mortgage pool as constituted as of the cut-off date. Such risks give rise to the potential for significant loss over the life of the offered certificates and could prevent you from fully recovering your initial investment in the offered certificates.

[Risks Related to Exchangeable Certificates

The characteristics of the classes of exchangeable certificates will generally reflect the characteristics of the related initial exchangeable certificates that such classes may be exchanged for and vice versa. The exchangeable certificates are not separate legal obligations of the issuing entity but are certificates issued by the issuing entity which represent exchange combinations (as described under "*Permitted Exchanges*" above) of classes of initial exchangeable certificates (or in certain cases, previously-issued exchangeable certificates) with the payment rights and obligations of the related initial exchangeable certificates.

Investors should also consider the following factors that will limit a certificateholder's ability to exchange initial exchangeable certificates for related exchangeable certificates and vice versa:

• At the time of a proposed exchange, a holder must own the initial exchangeable certificates or exchangeable certificates of the related class or classes in the proportions necessary to make the desired exchange, and must pay the exchange fee charged by the securities administrator.

• A holder that does not own the initial exchangeable certificates or exchangeable certificates may be unable to obtain the necessary certificates in order to effect the desired exchange.

• The holder of needed initial exchangeable certificates or exchangeable certificates may refuse to sell them at a reasonable price (or any price) or may be unable to sell them.

• Certain initial exchangeable certificates or exchangeable certificates may have been purchased or placed into other financial structures and thus may be unavailable for exchange.

• Principal distributions will decrease the amounts available for exchange over time and may eliminate the possibility of certain exchanges.

• Only the exchange combinations described on page 4 are permitted.]

Turbulence in the Financial Markets and Economy May Adversely Affect the Performance and Market Value of Your Certificates and These Conditions May Not Improve in the Near Future

Market and economic conditions during the past several years have caused significant disruption in the credit markets. Continued concerns about the availability and cost of credit, the U.S. mortgage market, some real estate markets in the U.S., economic conditions in the U.S. and Europe and the systemic impact of inflation or deflation, energy costs and geopolitical issues have contributed to increased market volatility and diminished expectations for the U.S. economy. Increased market uncertainty and instability in both U.S. and international capital and credit markets, combined with declines in business and consumer confidence and increased unemployment, have contributed to volatility in domestic and international markets.

As a result of these market conditions, the cost and availability of mortgage credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets and the strength of counterparties has led many lenders and institutional investors to reduce, and in some cases cease, lending to borrowers. Continued turbulence in the U.S. and international markets and economies may negatively affect the U.S. housing market and the credit performance and market value of residential mortgage loans.

There is particular uncertainty about the prospects for growth in the U.S. economy. A number of factors influence the potential uncertainty, including, but not limited to, high current unemployment, rising government debt levels, prospective Federal Reserve policy shifts, the withdrawal of government interventions into the financial markets, changing U.S. consumer spending patterns, and changing expectations for inflation and deflation. Income growth and unemployment levels affect borrowers' ability to repay mortgage loans, and there is risk that economic activity could be weaker than anticipated following the recent serious recession.

In addition, the difficult economic environment and rate of unemployment and other factors (which may or may not affect real property values) may affect the mortgagors' timely payment of scheduled payments of principal and interest on the mortgage loans and, accordingly, the actual rates of delinquencies, foreclosures and losses with respect to the mortgage loans. Excessive home building or historically high foreclosure rates resulting in an oversupply of housing in a particular area may increase the amount of losses incurred on defaulted mortgage loans.

These factors and general market conditions could adversely affect the performance and market value of your certificates. There can be no assurance that governmental or other actions will improve these conditions in the near future.

Recent Trends in the Residential Mortgage Market May Adversely Affect the Performance and Market Value of Your Certificates

Since late 2006, delinquencies, defaults and foreclosures on residential mortgage loans have increased, and they may continue to increase in the future. These increases have not been limited to "subprime" mortgage loans, which are made to borrowers with impaired credit, but have also affected "Alt A" mortgage loans, which are made to borrowers often with limited documentation, and "prime" mortgage loans, which are made to borrowers with better credit who frequently provide full documentation. In addition to higher delinquency, default and foreclosure rates, loss severities on all types of residential mortgage loans have increased due to declines in residential real estate values, resulting in reduced home equity. Nationwide home price appreciation rates generally were negative beginning in late 2007 and although in many regions of the United States the current appreciation rates may no longer be negative, the trend may continue in certain regions of the country, and this trend may occur again at any time even in regions of the country where the trend has discontinued at this time. Higher loan-to-value ratios generally result in lower recoveries on foreclosure, and an increase in loss severities above those that would have been realized had property values remained the same or continued to appreciate.

Another factor that may have contributed to, and may in the future result in, higher delinquency rates is the increase in monthly payments on adjustable rate mortgage loans [, such as the hybrid mortgage loans]. Borrowers with adjustable rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate to the rate computed in accordance with the applicable index and margin. Mortgage loans that provide for the payment of interest, but not principal, for a certain period may also result in higher delinquency rates when, following the interest-only period, the monthly payment with respect to each of these mortgage loans is increased in order to amortize the principal balance of the mortgage loan over the remaining term and to pay interest at the applicable mortgage interest rate. *See "Risk Factors—Risks Related to Mortgage Loans With Interest-Only Payments" below.*

Current market conditions may impair borrowers' ability to refinance or sell their residential properties, which may also contribute to higher delinquency and default rates. In response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more restrictive underwriting criteria for mortgage loans, which will likely result in reduced availability of refinancing alternatives for borrowers. The recent effectiveness of a final rule relating to "qualified mortgages" may further limit the availability of refinancing alternatives, as described more fully under "*Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, the Servicers or Any Successor Servicers or on the Value of the Certificates*" below. These risks would be exacerbated to the extent that prevailing mortgage interest rates increase from current levels. Home price depreciation experienced to date, and any further price depreciation, may also leave borrowers with insufficient equity in their homes to enable them to refinance.

Borrowers who intend to sell their homes on or before the maturity of their mortgage loans may find that they cannot sell their property for an amount equal to or greater than the unpaid principal balance of their mortgage loans. While some mortgage loan originators and servicers have created or otherwise are participating in modification programs in order to assist borrowers with refinancing or otherwise meeting their payment obligations, not all borrowers will qualify for or will take advantage of these opportunities.

In response to these circumstances, federal, state and local authorities have enacted and continue to propose new legislation, rules and regulations relating to the origination, servicing and treatment of mortgage loans in default or in bankruptcy. These initiatives could result in delayed or reduced collections from mortgagors, limitations on the foreclosure process and generally increased servicing costs. Certain of these initiatives could also permit the servicer to take actions, such as with respect to the modification of mortgage loans, that might adversely affect the certificates, without any remedy or compensation to the holders of the certificates.

The conservatorships of Fannie Mae and Freddie Mac in September 2008 have impacted both the real estate market and the value of real estate assets generally. While Fannie Mae and Freddie Mac currently act as the primary sources of liquidity in the residential mortgage markets, both by purchasing mortgage loans for their own portfolios and by guaranteeing mortgage-backed securities, their long-term role is uncertain as the Obama administration and federal legislators have proposed reducing and eventually eliminating their role in the residential mortgage markets. A reduction in the ability of mortgage loan originators to access Fannie Mae and Freddie Mac to sell their mortgage loans may adversely affect the financial condition of mortgage loan originators. In addition, any decline in the value of securities issued by Fannie Mae and Freddie Mac may affect the value of residential mortgage-backed securities in general.

These adverse changes in market and credit conditions have had, and may continue to have, the effect of depressing the market values of residential mortgage-backed securities generally, and substantially reducing the liquidity of residential mortgage-backed securities generally. These developments may adversely affect the performance, marketability and overall market value of your certificates.

Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, the Servicers or Any Successor Servicer or on the Value of the Certificates

In response to the financial crisis, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which President Obama signed into law on July 21, 2010. The Dodd-Frank Act requires the creation of new federal regulatory agencies, and grants additional authorities and responsibilities to existing regulatory agencies to identify and address emerging systemic risks posed by the activities of financial services firms. The Dodd-Frank Act also provides for enhanced regulation of derivatives and mortgage-backed securities offerings, restrictions on executive compensation and enhanced oversight of credit rating agencies. Additionally, the Dodd-Frank Act established the Consumer Financial Protection Bureau (the "CFPB") within the Federal Reserve System, a new consumer protection regulator tasked with regulating consumer financial services and products. The Dodd-Frank Act also limits the ability of federal laws to preempt state and local consumer laws.

The impact of the Dodd-Frank Act will depend significantly upon the content and timing of implementation of the rules and regulations issued on its mandate. It is not yet clear how the Dodd-Frank Act and its associated rules and regulations will impact the mortgage-backed securities market and residential mortgage lending generally, and the issuing entity, the sponsor, the depositor, the servicers, the servicing administrator, the underwriters and their respective businesses and assets specifically. No assurance can be given that the new regulations will not have an adverse impact on these entities or the value of the certificates.

The Dodd-Frank Act removes certain references to credit ratings in federal statutes. Among other things, effective on and after July 20, 2012, the Dodd-Frank Act removed the credit rating requirement in the term "mortgage related security" for purposes of SMMEA, and replaced it with a requirement to meet standards of creditworthiness as established by the SEC. The SEC has not yet established alternative standards of creditworthiness for purposes of SMMEA, although it is seeking public comment on the issue and has issued a transitional interpretation stating that until such alternative standards of creditworthiness are defined, the credit rating requirement previously included in the statute is still applicable. If and when alternative standards of creditworthiness are established, it is possible that one or more classes of certificates will not constitute "mortgage related securities" for purposes of SMMEA even if the certificates maintain the previously required ratings. This could have a negative impact on the liquidity and market value of your certificates.

The Dodd-Frank Act also prohibits lenders from originating residential mortgage loans unless the lender determines that the borrower has a reasonable ability to repay the loan. Generally under the Dodd-Frank Act, a lender and its assignees will not have liability under this prohibition with respect to any "qualified mortgage." The CFPB has issued a final rule, which became effective on January 10, 2014, specifying the characteristics of a qualified mortgage for this purpose. Interest-only loans, certain hybrid mortgage loans and balloon loans, as well as loans with a debt-to-income ratio exceeding 43%, in general do not constitute qualified mortgages. The final rule may result in a reduction in the availability of these types of loans in the future and may adversely affect the ability of mortgagors to refinance mortgage loans included in the mortgage pool. No assurances are given as to the effect of the new rule on the value of your certificates.

The issuing entity will be relying on an exclusion or exemption under the Investment Company Act of 1940 (the "Investment Company Act") contained in Section 3(c)(5)(C) of the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is intended to be structured so as not to constitute a "covered fund" for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Act (such statutory provision together with such implementing regulations, the "Volcker Rule"). The Volcker Rule, which in general prohibits "banking entities" (as defined therein) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring certain hedge funds, private equity funds (broadly defined to include any entity that would be an investment company under the Investment Company Act but for the exemptions provided in Section 3(c)(1) or 3(c)(7) thereof) and certain similar funds and (iii) entering into certain relationships with such funds. The final rules became effective on April 1, 2014, but are subject to a conformance period scheduled to conclude on July 21, 2015, during which banking entities must make good-faith efforts to conform their activities and investments to the final rule. The general effects of the final rules implementing the Volcker Rule remain uncertain. Any prospective investor in the certificates, including a U.S. or foreign bank or an affiliate or subsidiary thereof, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule and regulatory implementation.

In addition, other regulatory agencies, including the FDIC, recently have proposed or adopted financial reform regulations. It is not clear whether or when any proposed regulations will be adopted, what the final form of any such regulations will be, how they will be implemented, or if the depositor, the servicers or any successor servicer will be affected. No assurance can be given that any proposed regulations will not have an adverse impact on the issuing entity, sponsor, depositor, the servicing administrator, the servicers or any successor servicer or on the value of the certificates.

Prospective investors should be aware of the requirements of Articles 404 to 410 of the Capital Requirements Regulation (Regulation (EU) No. 575/2013 of 26 June, 2013) (the "CRR"). Articles 404 to 410 of the CRR have replaced, with effect from January 1, 2014, Article 122a of the Capital Requirements Directive (Directive 2006/48/EC (as amended by Directive 2009/111/EC) (the "CRD"). According to the provisions of the CRR, "*credit institutions*" and "*investment firms*" (both as defined under the CRR, and together the "Institutions") and their consolidated group affiliates thereof (provided that certain circumstances stated in Article 14, paragraph 2, of the CRR are met) are able to be exposed to the credit risk of a "*securitization position*" (as defined in the CRR) only if (i) the originator, sponsor or original lender has explicitly disclosed to the relevant Institutions that it will retain, on an ongoing basis, a "*material net economic interest*" (as described by Article 405, section 1, of the CRR) which, in any event, shall not be less than 5 % and (ii) certain ongoing due diligence requirements required by Article 406 of the CRR were complied with by the Institutions. Furthermore, the guidelines on the application of Article 122a of the CRD have been replaced by (i) the Commission Delegated Regulation (EU) No 625/2014 of 13 March 2014, which came into force on July 3, 2014, supplementing the CRR by way of regulatory technical standards specifying the requirements for investor, sponsor, original lenders and originator institutions relating to exposures to transferred credit risk, based on the draft regulatory technical standards submitted to the European Commission by the European Banking Authority in accordance with article 410(3) of the CRR, and (ii) the Commission Implementing Regulation (EU) No 602/2014, which came into force on June 25, 2014, approved by the European Commission laying down implementing technical standards for facilitating the convergence of supervisory practices with regard to the implementation of additional risk weights according to the CRR, based on the draft regulatory technical standards submitted to the European Commission by the European Banking Authority in accordance with article 410(3) of the CRR. Failure to comply with the above requirements may result in the imposition of a proportionate additional risk weight.

It should be noted that Article 17 of the European Union Alternative Investment Fund Managers Directive (Directive 2011/61/EU) (as supplemented by Section 5 of Chapter III of Commission Delegated Regulation (EU) No 231/2013) and Article 135(2) of the European Union Solvency II Directive 2009/138/EC (as supplemented by Articles 254-257 of Commission Delegated Regulation (EU) No 2015/35) contain requirements similar to those set out in Articles 404 – 410 of the CRR and apply, respectively, to EEA regulated alternative investment fund managers and EEA regulated insurance/reinsurance undertakings. Similar requirements are also scheduled to apply in the future to investment in securitisations by EEA regulated undertakings for collective investments in the transferable securities (UCITS).

Articles 404 to 410 of the CRR, Articles 50 to 56 of the AIFM Regulation, and any other changes to the regulation or regulatory treatment of the offered certificates for some or all investors or investment managers subject to regulation in the European Union may negatively impact the regulatory position of individual investors and, in addition, have a negative impact on the price and liquidity of the offered certificates in the secondary market. Although the sponsor or one or more affiliates will purchase the Class B-4 and Class B-5 Certificates at the closing, the sponsor is under no obligation to satisfy the material net economic interest with respect to the offered certificates in one of the forms prescribed by Articles 404 to 410 of the CRR or Articles 50 to 56 of the AIFM Regulation, there is no obligation on the part of the sponsor to maintain any level of risk retention in a manner that would comply with Articles 404 to 410 of the CRR or Articles 50 to 56 of the AIFM Regulation, and none of the sponsor or affiliates of the sponsor make any representation or assurance to retain any such level of risk retention after the closing date. Investors who are subject to Articles 404 to 410 of the CRR or Articles 50 to 56 of the AIFM Regulation should consider carefully investing in the offered certificates as a failure to comply with one or more of the requirements set out in Articles 404 to 410 of the CRR or Articles 50 to 56 of the AIFM Regulation will result in the imposition of a proportional additional risk weight in respect of the offered certificates acquired by the relevant investor.

No party to the transaction intends to retain a material net economic interest in the transaction for purposes of the foregoing risk retention requirements or take any action which may be required by investors for the purposes of their compliance with any risk retention requirements. Prospective investors should assess and determine independently their compliance with Articles 404 to 410 of the CRR and Articles 50 to 56 of the AIFM Regulation (and any corresponding implementing rules of their regulator) should they invest in the offered certificates.

Prospective investors should also independently assess and determine whether they are directly or indirectly subject to market risk capital rules jointly promulgated by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the FDIC that became effective on January 1, 2013. Any prospective investor that is subject to these rules should independently assess and determine its ability to comply with the regulatory capital treatment and reporting requirements that may be required with respect to the purchase of an offered certificate and what impact any such regulatory capital treatment and reporting requirements may have on the liquidity or market value of the offered certificates.

On February 9, 2012, the Department of Justice, the Department of Housing and Urban Development, and attorneys general representing 49 states and the District of Columbia reached a settlement agreement with five large mortgage servicers in connection with servicing and foreclosure issues. Consent judgments implementing the agreement were filed in the U.S. District Court in Washington, D.C. in March, 2012. The settlement agreement provides for financial relief for homeowners, including mortgage loan principal reduction, refinancing and increased benefits and protections for servicemembers and veterans, and requires a comprehensive reform of mortgage servicing practices for the five servicers. While the servicers servicing mortgage loans included in the mortgage pool are not subject to the settlement agreement, it is possible that future actions against additional servicers will result in similar agreements with similar terms, or regulations or rules enacted by the CFPB or other governmental entities could require the servicers to implement these types of reforms with respect to the mortgage loans. For example, the CFPB has released final rules relating to mortgage servicing, which became effective in January 2014, that prohibit a servicer from commencing a foreclosure until a mortgage loan is more than 120 days delinquent. The final rules also require servicers to provide certain notices and follow specific procedures relating to loss mitigation and foreclosure alternatives. Because these servicing rules are new, it is unclear how the new rules will be interpreted by the CFPB and the courts, and a servicer may fail to comply even if acting in good faith due to a lack of clarity regarding the interpretation of such rules. It is possible that a servicer's failure to comply with the new servicing protocols could adversely affect the value of the mortgage loans. In addition, the State of California recently enacted the Homeowner's Bill of Rights, which requires similar changes in delinquent loan servicing and foreclosure procedures and creates a private right of action permitting borrowers to bring legal actions against lenders who violate the law. Any changes to a servicer's servicing procedures could cause delays in payments to or increase losses to the certificateholders.

Risks Associated With Mortgage Loan Origination or Ownership; Qualified Mortgages

The Truth in Lending Act provides that subsequent purchasers of mortgage loans originated in violation of certain requirements specified in the Truth in Lending Act may have liability for such violations. As described more fully above under "—*Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, a Servicer or Any Successor Servicer or on the Value of the Certificates*," the Dodd-Frank Act also prohibits lenders from originating residential mortgage loans unless the lender determines that the borrower has a reasonable ability to repay the loan. This requirement has been codified in the "ability-to-repay" rules (collectively, the "ATR Rules") under the Truth in Lending Act ("Regulation Z"). The ATR Rules, among other things, require that originators follow certain procedures and obtain certain documents in order to make a reasonable, good faith determination of a borrower's ability to repay a residential mortgage loan.

The CFPB has issued regulations, which became effective in January 2014, specifying the standards for a "qualified mortgage" that would have the benefit of a safe harbor from liability under the ATR Rules if certain requirements are satisfied, or a rebuttable presumption from such liability if only certain of these requirements are satisfied. Although the regulations apply only to mortgage loans for which an application was received on or after the effective date of January 10, 2014, some of the mortgage loans expected to be included in the trust fund do not satisfy the requirements for a "qualified mortgage" under either set of requirements. Possible liabilities that could be required to be paid by an assignee of a mortgage loan include actual damages suffered by the borrower, litigation costs (which could exceed the principal amount of a mortgage loan), statutory damages and special statutory damages. A borrower may also assert a violation of the ATR Rules as a defense in a foreclosure action.

With respect to approximately [ ]% of the mortgage loans by stated principal balance as of the cut-off date, the related originators have represented that each of such mortgage loans satisfies the ATR Rules including, without limitation, the provisions of Regulation Z set forth in 12 C.F.R. § 1026.43(c). With respect to the remaining mortgage loans, the ATR Rules are not applicable because the mortgage loans are secured by investment properties.

In addition, with respect to approximately [ ]% of the mortgage loans by stated principal balance as of the cut-off date, the related originators have represented that each such mortgage loan both (A) satisfies the definition of a "qualified mortgage" set forth in Regulation Z (other than as a result of the application of the provisions of that definition relating to mortgage loans purchased, guaranteed or insured by government-sponsored entities) and (B) is not a "higher-priced covered transaction" as defined in 12 C.F.R. § 1026.43 under Regulation Z. Originators and the assignees of such mortgage loans are intended to have the benefit of a "safe harbor" under Regulation Z, which would limit their liability under the ATR Rules.

There are no mortgage loans where the related originators have represented that each such mortgage loan satisfies the definition of a "qualified mortgage" set forth in Regulation Z (other than as a result of the application of a provision relating to purchases, guarantees or insurance by government related entities) where the originator did not also provide the representation described in clause (B) above. Accordingly, none of the mortgage loans expected to be included in the trust fund will be subject to the "rebuttable presumption" under Regulation Z.

There are [ ] mortgage loans, constituting approximately [ ]% of the mortgage loans by stated principal balance as of the cut-off date, as to which an application for the mortgage loan was received by the related originator on or after January 10, 2014 but the mortgage loans do not satisfy the requirements for a "qualified mortgage." However, the related originators have represented that the ATR Rules were satisfied in connection with the origination of such mortgage loans. See "*Description of the Mortgage Pool*" and "*Annex A—Certain Characteristics of the Mortgage Loans—Qualified Mortgage Status of the Mortgage Loans*." The inclusion of these mortgage loans in the mortgage pool may adversely affect the value of your certificates relative to mortgage-backed securities that are backed only by qualified mortgages.

Various state and local legislatures may adopt similar or more onerous provisions in the future. We are unable to predict how these laws and regulations relating to assignee liability may affect the value of your certificates. In addition, the qualified mortgage rule may adversely affect the market generally for mortgage-backed securities, if investors are not willing to invest in pools of mortgage loans that do not satisfy the qualified mortgage requirements, thereby reducing the liquidity of your certificates.

Potential Changes in Ratings Present Risks

Since mid-2007, the mortgage market has encountered difficulties which continue and which may adversely affect the performance or market value of your certificates. Residential mortgage-backed securities backed by mortgage loans originated in relatively recent years, particularly since 2005, have generally been the focus of attention due to a higher and earlier than expected rate of delinquencies, defaults and foreclosures. Many residential mortgage-backed securities, in particular those that were issued between 2005 and 2007, have been subject to rating agency downgrades. These downgrades have included downgrades of "AAA"-rated securities. There may be further downgrades of residential mortgage-backed securities in the future. In addition, the rating agencies rating the certificates may change their ratings criteria after issuance and any changes in ratings criteria may adversely affect the ratings assigned to the certificates. There can be no assurance that the assigning rating agencies will not downgrade the certificates or that any other rating agency will not assign ratings to the certificates that are lower than those assigned by any rating agency requested to assign ratings to the certificates. The ratings may be reviewed, revised, suspended, downgraded, qualified or withdrawn entirely by the applicable rating agency for any reason, including changes to the applicable rating agency's ratings criteria.

None of the sponsor, the depositor, the servicing administrator, the trustee, the master servicer, the securities administrator, the underwriter or any other person will have any obligation to cause any rating of any of the offered certificates to be maintained. Changes affecting the mortgage loans, the parties to the pooling and servicing agreement or other persons may have an adverse effect on the ratings of the offered certificates, and thus their market value, liquidity and regulatory characteristics. Any such adverse changes do not by themselves constitute a default under the servicing agreements or the pooling and servicing agreement.

Furthermore, the SEC may determine that any one or more of the rating agencies engaged by the sponsor no longer qualifies as a nationally recognized statistical rating organization, or is no longer qualified to rate the certificates. Any such determination may adversely affect the liquidity, market value and regulatory characteristics of your certificates, and you may not be able to sell or obtain financing for your certificates, or you may be able to sell only at a substantial discount from the price you paid or obtain financing at interest rates in excess of current interest rates. No entity will be required to obtain a substitute rating from another rating agency.

Ratings of the Certificates May Not Accurately Reflect Risks Associated With Those Certificates

Security ratings are opinions and are not recommendations or suggestions to buy, sell or hold the rated classes of certificates. None of the seller, the depositor, the issuing entity, the underwriters, any originator, any servicer, the master servicer or the trustee has independently verified the ratings on any class of certificates or verified that any rating agency adhered to its ratings criteria in assigning a rating to any class of certificates. The ratings of the certificates depend primarily on the rating agency's assessment of the mortgage loans that are assets of the issuing entity, the credit enhancement provided to the certificates by more subordinate certificates and the ability of the servicers to service the mortgage loans. Rating agencies rate debt securities based upon their opinion of the likelihood of the receipt of principal and interest distributions. Rating agencies do not consider the risks of fluctuations in market value or other factors that may influence the value of debt securities and, therefore, the assigned credit rating may not fully reflect the true risks of an investment in the certificates and should not be considered a reliable indicator of investment quality. Credit rating agencies may change their methods of evaluating credit risk and determining ratings on securities backed by mortgage loans. These changes may occur quickly and often, and credit rating agencies may not necessarily follow their published evaluation procedures when assigning ratings. Potential investors in the certificates should make their own evaluation of the creditworthiness of the mortgage loans and the applicable credit enhancement on the certificates, and potential investors should not rely on the ratings assigned by any rating agency to any of the certificates.

The ratings of the certificates by a rating agency:

- only address the likelihood of receipt by holders of certificates of distributions in the amount of scheduled payments on the mortgage loans;

- do not take into consideration any of the tax aspects associated with the certificates;

- do not address the possibility that, as a result of principal prepayments, the yield on your certificates may be lower than anticipated; and

- do not comment as to the market price, marketability or suitability of the certificates for any particular investor (including any accounting and/or regulatory treatment)

The rating agencies rely on the accuracy and completeness of the data, reports and information provided to them in connection with the assignment of a credit rating, and the rating agencies have no duty to (and generally do not) verify or audit such data, reports and information. In addition, the rating agencies disclaim that they are "experts" for any purpose, including under any securities laws.

Additional Ratings of the Certificates or a Withdrawal of the Ratings May Adversely Affect Their Value and/or Limit Your Ability to Sell Your Certificates

The sponsor has hired [three] nationally recognized statistical rating agencies (each a "hired NRSRO") and will pay them fees to assign ratings on one or more classes of the offered certificates. Other than the hired NRSROs, no other nationally recognized statistical rating organization (each, a "non-hired NRSRO"), is currently hired by the sponsor to assign ratings on the certificates. However, under Securities and Exchange Commission rules, information provided to a hired NRSRO for the purpose of assigning or monitoring the ratings on the certificates is required to be made available to each non-hired NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the certificates. An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriter or any of their affiliates will have any obligation to inform you of any unsolicited ratings.

NRSROs, including each hired NRSRO, have different methodologies, criteria, models and requirements. If any non-hired NRSRO issues an unsolicited rating or other commentary on the certificates, there can be no assurance that such rating will not be lower, or such commentary will not imply a rating lower than the ratings provided by the hired NRSROs, which could adversely affect the market value of your certificates and/or limit your ability to sell your certificates. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to the hired NRSROs for the purpose of assigning or monitoring the ratings on the certificates, the hired NRSROs could withdraw their ratings on the certificates, which could adversely affect the market value of your certificates and/or limit your ability to sell your certificates.

We refer you to "Ratings" in this prospectus.

Appraisals May Not Accurately Reflect the Value or Condition of the Mortgaged Property

In general, appraisals represent the analysis and opinion of the person performing the appraisal at the time the appraisal is prepared and are not guarantees of, and may not be indicative of, present or future value. We cannot assure you that another person would not have arrived at a different valuation, even if such person used the same general approach to and same method of valuing the property, or that different valuations would not have been reached by any originator based on its internal review of such appraisals. Investors are encouraged to make their own determination as to whether an appraisal is an accurate representation of the value of a mortgaged property.

The appraisals obtained in connection with the origination of the mortgage loans sought to establish the amount a typically motivated buyer would pay a typically motivated seller at the time they were prepared. Such amount could be significantly higher than the amount obtained from the sale of a mortgaged property under a distressed or liquidation sale. In addition, in many real estate markets property values have declined since the time the appraisals were obtained, and therefore the appraisals may not be an accurate reflection of the current market value of the mortgaged properties. The mortgage loans were originated between [   ] and [   ] and the appraisals were generally prepared at the time of origination. The current market value of the mortgaged properties could be lower, and in some cases significantly lower, than the values indicated in the appraisals obtained at the origination of the mortgage loans and included in the original loan-to-value ratios reflected in this prospectus.

Performing valuation and risk analysis of high-cost properties (such as the mortgaged properties) can involve challenges that are not generally present with respect to properties whose values fall within the average price range of their respective markets. There may be fewer substitute properties available (from which to derive comparative values) in the high-cost market, unique buyer attitudes and preferences, and more difficult to quantify "appeal" issues, any of which can make valuations in the high-cost home segment less precise than for more average-priced housing. In addition, differences exist between valuations due to the subjective nature of valuations and appraisals, particularly between different appraisers performing valuations at different points in time.

Loan-to-Value Ratios May Be Calculated Based on Appraised Value, Which May Not Be an Accurate Reflection of Current Market Value; Borrowers May Have, or May in the Future Incur, Additional Indebtedness Secured by Mortgaged Properties

As further described below under "*Description of the Mortgage Pool—General,*" the loan-to-value ratios and original loan-to-value ratios that are disclosed in this prospectus are determined, in the case of a purchase money loan, based on the lesser of the selling price of the mortgaged property and its appraised value at origination of such mortgage loan, or, in the case of a refinance loan, based on the appraised value of the mortgaged property at the time of origination of the refinanced mortgage loan. As described above, because appraisals are opinions of the related appraisers as of the date they were prepared and may not accurately reflect the value or condition of the mortgaged property and because property values may have declined since the time appraisals were obtained, the loan-to-value ratios and original loan-to-value ratios that are disclosed in this prospectus may be lower, in some cases significantly lower, than the loan-to-value ratios that would be determined if current appraised values of the mortgaged properties were used to determine loan-to-value ratios. Investors are encouraged to make their own determination as to the degree of reliance they place on the loan-to-value and original loan-to-value ratios that are disclosed in this prospectus.

In addition, mortgage loan borrowers may have, or may in the future incur, additional indebtedness secured by mortgaged properties. This additional indebtedness could increase the risk that the value of the mortgaged property is less than the total indebtedness secured by the mortgaged property and could increase the risk of default on the affected mortgage loan.

Risks Related to Simultaneous Second Liens and Other Borrower Debt

At the time of origination of any first lien mortgage loans in the mortgage pool, the originators or other lenders may also have made second lien loans to the same borrowers that are not included in the mortgage pool. In addition, other borrowers whose first lien loans are included in the mortgage pool may have obtained secondary mortgage financing following origination of the first lien loans. In addition, borrowers may increase their aggregate indebtedness substantially by assuming consumer debt of various types. Consequently, investors should consider that borrowers who have less equity in their homes, or who have substantial mortgage and consumer indebtedness, may be more likely to default and may be more likely to submit to foreclosure proceedings.

In addition, the nature of any second lien may influence the prepayment characteristics of the first lien included in the mortgage pool. Borrowers may be more likely to refinance and prepay the first lien when any secondary mortgage financing becomes due in full, and consequently investors should be aware that the rate of prepayment of the first lien mortgage loans in the mortgage pool may be affected by any associated second lien loans.

Governmental Actions May Affect Servicing of Mortgage Loans and May Limit the Servicers' Ability to Foreclose

The federal government, state and local governments, consumer advocacy groups and others continue to urge servicers to be aggressive in modifying mortgage loans to avoid foreclosure, and federal, state and local governmental authorities have enacted and continue to propose numerous laws, regulations and rules relating to mortgage loans generally, and foreclosure actions particularly. For example, the CFPB released final rules relating to mortgage servicing, which became effective in January 2014, that prohibit a servicer from commencing a foreclosure until a mortgage loan is more than 120 days delinquent. The final rules also require servicers to provide certain notices and follow specific procedures relating to loss mitigation and foreclosure alternatives.

Any of these laws, regulations and rules may provide new defenses to foreclosure, insulate a servicer from liability for modification of loans without regard to the terms of the pooling and servicing agreement or the applicable servicing agreements or result in limitations on upward adjustment of mortgage interest rates, reduced payments by borrowers, permanent forgiveness of debt, increased prepayments due to the availability of government-sponsored refinancing initiatives and/or increased reimbursable servicing expenses, all of which are likely to result in delays and may result in reductions in the distributions to be made on the certificates.

Several courts and state and local governments and their elected or appointed officials also have taken unprecedented steps to slow the foreclosure process or prevent foreclosures altogether. A number of these laws have been enacted, including in California. These laws, regulations and rules will result in delays in the foreclosure process, and may lead to reduced payments by borrowers or increased reimbursable servicing expenses.

Any delays in foreclosure proceedings may be significant, and may also reduce the recovery value of foreclosed properties or increase the costs of foreclosure, resulting in increased loss severities. Such delays may also affect the timing of distributions on the offered certificates, as the servicers or the servicing administrator, as applicable, may continue to make advances rather than realize a loss, provided that advances of principal or interest will not be made with respect to mortgage loans that are 120 days or more delinquent. The amount of servicing advances recoverable from any liquidation may increase as a result of the delay, resulting in a larger realized loss than would otherwise be the case. In addition, the costs of resolving these issues may be allocated to the issuing entity. As a result, the ratings of the offered certificates may be reduced due to such delays and losses.

Certificateholders will bear the risk that future regulatory and legal developments will result in losses on their certificates, to the extent not covered by the applicable credit enhancement. The effect on the certificates will likely be more severe if any of these future legal and regulatory developments occur in one or more states in which there is a significant concentration of mortgaged properties.

Underwriting Standards May Affect Risk of Loss on the Mortgage Loans

Generally, the mortgage loans have been originated using underwriting standards that are less stringent than the underwriting standards applied by certain other first lien mortgage purchase programs, such as those of Fannie Mae and Freddie Mac. Applying less stringent underwriting standards creates additional risks that losses on the mortgage loans will occur and will be allocated to certificateholders.

Mortgage loans originated under the originators' underwriting criteria and which illustrate this additional risk include the following:

- mortgage loans secured by properties acquired as second homes or investments, which constitute approximately [ ]% of the mortgage pool by stated principal balance as of the cut-off date, may present a greater risk that the borrower will stop making monthly payments if the borrower's financial condition deteriorates, or for mortgagors in default who do not reside in the mortgaged property, that such mortgagors abandon the related mortgaged property, increasing the severity of the default. This risk may be especially pronounced for borrowers with mortgage loans on two or more properties.

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Approximately [ ]% of the mortgage pool by stated principal balance as of the cut-off date are mortgage loans made to borrowers with mortgage loans on two or more properties. No borrowers have more than one mortgage loan included in the mortgage pool;

- mortgage loans made to borrowers who are self-employed, which constitute approximately [ ]% of the mortgage pool by stated principal balance as of the cut-off date, may present a greater risk that the borrower will default on the mortgage loan than mortgage loans made to salaried or commissioned borrowers because self-employed borrowers frequently have less predictable income, and self-employed borrowers who are small business owners may be personally liable for their business debt; and

- mortgage loans with a stated principal balance over $1,000,000, which constitute approximately [ ]% of the mortgage pool by stated principal balance as of the cut-off date, may present a greater risk than mortgage loans with a lower principal balance because defaults on a mortgage loan with a larger principal balance may result in greater losses allocated to the certificateholders.

In addition, the amount of documentation required by the applicable underwriting guidelines to verify information provided by the borrower, such as income or assets, may vary. Differences in these documentation requirements may result in greater risks for some mortgage loans than those originated with more stringent documentation requirements. The applicable documentation requirements are summarized in *"Annex A—Certain Characteristics of the Mortgage Loans"* of this prospectus.

In addition, a portion of the mortgage loans were not directly originated by an originator but were sourced by third-party brokers or originated through correspondent relationships. All of these mortgage loans were either funded directly by an originator, in the case of brokered loans, or were acquired by an originator soon after origination, in the case of correspondent loans. However, the loss and prepayment history of these mortgage loans may be different than those originated through retail channels. In particular, mortgage loans sourced through brokers or correspondent relationships may have prepayment speeds faster than would otherwise be the case if originated directly by an originator.

We refer you to "The Originators" and "Acquisition of Mortgage Loans by the Seller" in this prospectus.

In Underwriting the Mortgage Loans, an Originator May Not Have Followed Its Underwriting Guidelines; Underwriting Guidelines May Not Identify or Appropriately Assess Repayment Risks

As described below under "*The Originators*" and "*Acquisition of Mortgage Loans by the Seller,*" each originator will represent that each related mortgage loan has been underwritten in substantial conformance with such originator's underwriting guidelines it has established or pursuant to the investor-specific underwriting guidelines it has adopted then in effect at the time of origination without regard to underwriter discretion or, if not underwritten in conformance with such guidelines, has reasonable and documented compensating factors. These guidelines may not identify or appropriately assess the risk that the interest and principal payments due on a mortgage loan will be repaid when due, or at all, or whether the value of the mortgaged property will be sufficient to otherwise provide for recovery of such amounts. To the extent exceptions are made to an originator's underwriting guidelines in originating a mortgage loan, those exceptions may increase the risk that principal and interest amounts may not be received or recovered and compensating factors, if any, which may have been the premise for making an exception to the underwriting guidelines may not in fact compensate for any additional risk. Furthermore, to the extent that the underwriting guidelines were not followed by an originator when originating the mortgage loans, there could also be an increased risk that principal and interest amounts may not be received or recovered.

See "*Annex A—Exceptions to Underwriting Guidelines at Origination*" and "*Description of the Mortgage Pool—Certain Characteristics of the Mortgage Loans*" for a discussion of the limitations on the use of credit or FICO scores.

Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses

The sponsor has undertaken certain limited loan review procedures with respect to various aspects of certain mortgage loans underlying the certificates, including a review of the underwriting of certain of the mortgage loans conducted by each originator and verification of certain aspects of the mortgage loans. In conducting these review procedures, the sponsor relied on information and resources available to it (which were limited and which, in most cases, were not independently verified) and on one or more third party agents. The sponsor attributes all findings and conclusions of these review procedures to itself. These review procedures were designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in this prospectus is accurate in all material respects. However, these procedures did not constitute a re-underwriting of the loans, and were not designed or intended to discover every possible discrepancy or defect in the mortgage loans reviewed. In addition, the sponsor engaged a third party to conduct procedures designed by the sponsor to sample the sponsor's data regarding characteristics of the mortgage loans, which data were used to generate the numerical information about the mortgage pool included in this prospectus. Also, the review included the recalculation by a third party of numerical disclosures regarding the mortgage loans selected by the sponsor and appearing in this prospectus. Investors should note that the sponsor undertook these limited procedures with respect to a portion of the mortgage loans and did not undertake these loan review procedures for the remaining mortgage loans.

Because the limited review procedures with respect to the mortgage loans were generally formulated with the purpose of providing reasonable assurance that the disclosure regarding the pool assets in this prospectus is accurate in all material respects, they may not have uncovered relevant facts that could be determinative of how the reviewed mortgage loans will perform. As one example, the future appreciation or depreciation in value of the mortgaged property securing a mortgage loan is a factor that could affect the future performance of that mortgage loan; however, the above-described review procedures typically would not include a review of factors pertinent for the purpose of formulating a projection of such potential future appreciation or depreciation. Furthermore, to the extent that the limited review conducted by the sponsor did reveal factors that could affect how the mortgage loans will perform, the sponsor may have incorrectly assessed the potential severity of those factors and permitted the subject mortgage loans to be included in the mortgage pool. For example, in cases where a third party retained by the sponsor reviews an original appraisal and determines that it does not support the original appraised value, the third party review may have considered a Collateral Desktop Analysis, which is a valuation analysis performed by a licensed or certified appraiser who reviews the original appraisal to determine if the original value is supported. In considering the results of the third party's review, the sponsor may also consider the results of additional valuation analyses, such as a field review or a Fannie Mae Form 2055 exterior-only inspection residential appraisal report, and conclude on the basis of this additional analysis that the original appraised value is, in fact, supported and the mortgage loan should be included in the mortgage pool. In such a case (and in similar situations where the sponsor permits mortgage loans to be included in the mortgage pool despite underwriting guideline or compliance discrepancies identified in the credit and compliance component of the pre-offering review) if the sponsor has incorrectly assessed the potential severity of the factors revealed by the limited review, the risk of losses on the mortgage loans will be increased.

We refer you to "Pre-Offering Review of the Mortgage Loans" in this prospectus.

[Risks Related to Adjustable Rate Mortgage Loans

Approximately [   ] of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund provide for payment of interest at rates that adjust periodically based on the related index. These adjustable rate mortgage loans, or ARMs, may include any of the following types of loans:

- "standard" adjustable rate mortgage loans whose interest rate adjusts on the basis of a variable index plus a margin, with the initial adjustment occurring after a specified period of time from origination of the related mortgage loan and adjustments occurring periodically at specified intervals thereafter; these loans may or may not have a low introductory interest rate;

- "hybrid" mortgage loans, whose interest rate is fixed for the initial period specified in the related mortgage note, and thereafter adjusts periodically based on the related index plus a margin; or

- "interest-only" mortgage loans, which provide for payment of interest at the related mortgage interest rate, but no payment of principal, for the period specified in the related mortgage note; thereafter, the monthly payment is increased to an amount sufficient to amortize the principal balance of the mortgage loan over the remaining term and to pay interest at the applicable mortgage interest rate.

The primary attraction to borrowers of these adjustable rate mortgage loan products is that initial monthly mortgage loan payments can be significantly lower than fixed rate or level pay mortgage loans under which the borrower pays both principal and interest at an interest rate fixed for the life of the mortgage loan. As a result, many borrowers have been able to incur substantially greater mortgage debt using one of these adjustable rate mortgage loan products than if they used a fixed rate mortgage loan.

In recent years, mortgage interest rates have been at historically low levels. If mortgage interest rates rise, borrowers will experience increased monthly payments on their adjustable rate mortgage loans. As the fixed interest rates on hybrid mortgage loans expire and convert to adjustable rates, borrowers may find that the new minimum monthly payments are considerably higher and they may not be able to make those payments.

In addition, without regard to changes in interest rates, the monthly payments on mortgage loans with interest-only features will increase substantially when the principal must be repaid.

Any of these factors, or a combination of these factors, could cause adjustable rate mortgage loan defaults to increase substantially.

Borrowers who intend to avoid increased monthly payments by refinancing their mortgage loans may find that lenders may not in the future be willing or able to offer these adjustable rate mortgage loan products, or to offer these products at relatively low interest rates. A further decline in housing prices generally or in certain regions of the United States could also leave borrowers with insufficient equity in their homes to permit them to refinance. In addition, borrowers who intend to sell their properties on or before the expiration of the fixed rate periods or interest-only periods on their mortgage loans may find that they cannot sell their properties for an amount equal to or greater than the unpaid principal balance of their loans. These events could cause borrowers to default on their mortgage loans.

Rising unemployment and slow wage growth in certain regions of the United States or generally could also impact the ability of many borrowers with adjustable rate mortgage loans to make the higher monthly payments resulting from the expiration of fixed rate periods or interest-only periods, or from increases in interest rates. If borrowers become unemployed in a slowing economy, or if they find that expected increases in personal income have not occurred, they may be unable to make the higher monthly mortgage payments.

Any of the factors described above, alone or in combination, could adversely affect the yield on your securities. Depending upon the type of security purchased and the price paid, the adverse yield effect could be substantial.

See "— Risks Related to Mortgage Loans With Interest-Only Payments" for further discussion of adjustable rate mortgage loans with interest-only features].

[Risks Related to Mortgage Loans With Interest-Only Payments

Approximately [___] of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund provide for payment of interest at the related mortgage interest rate, but no payment of principal, for a period of [___] years following the origination of the mortgage loan. Following the interest-only period, the monthly payment with respect to each of these mortgage loans will be increased to an amount sufficient to amortize the principal balance of the mortgage loan over the remaining term and to pay interest at the applicable mortgage interest rate. This increase may result in increased delinquencies by the related borrowers, particularly if interest rates have increased and the borrower is unable to refinance. In addition, losses may be greater on these mortgage loans since there will be no principal amortization during the early years of these mortgage loans.

Historical performance data for interest-only mortgage loans is limited compared to performance data for mortgage loans that amortize from origination. The performance of interest-only mortgage loans may be significantly different from mortgage loans that amortize from origination. In addition, these borrowers may expect to refinance their mortgage loans with new mortgage loans (if a refinancing opportunity is available), particularly at the end of the interest-only period, which may result in higher prepayment speeds than would otherwise be the case. Also, the failure by a borrower to build equity in a mortgaged property may present special default and prepayment risks, particularly if the value of the mortgaged property declines below the principal balance of the mortgage loan.

We refer you to "Yield, Prepayment and Weighted Average Life— General" in this prospectus and "Risk Factors — Risks Related to Adjustable Rate Loans in this prospectus.

[Risks Related to Hybrid Loans

Approximately [__] of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund provide for payment of interest at a fixed rate for a period of [__], [__] or [__] years following the origination of the mortgage loan. Thereafter, the Mortgage Interest Rate adjusts periodically based on the related Index. As the fixed rates on these hybrid loans expire and convert to adjustable rates, the borrower's monthly payments may be increased substantially, particularly if mortgage interest rates have risen since the dates of origination of these loans. Borrowers may be unable to refinance and increased delinquencies may occur.

Historical performance data for hybrid mortgage loans is limited compared to performance data for mortgage loans that are either fixed-rate or adjustable rate for the life of the loan. The performance of hybrid mortgage loans may be significantly different compared to such mortgage loans. In addition, hybrid borrowers may expect to refinance their mortgage loans with new mortgage loans (if a refinancing opportunity is available), particularly at the end of the fixed-rate period, which may result in higher prepayment speeds than would otherwise be the case.

We refer you to "Yield, Prepayment and Weighted Average Life – General" in this prospectus and "Risk Factors – Risks Related to Adjustable Rate Mortgage Loans" in this prospectus.]

Geographic Concentration of Mortgage Loans

Approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund are secured by properties located in the State of [   ]. Approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund are secured by properties located in the [   ] Metropolitan Statistical Area, approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund are secured by properties located in the [   ] Metropolitan Statistical Area, and approximately[ ]% of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund are secured by properties located in the [   ] Metropolitan Statistical Area. Adverse economic conditions and natural disasters in regions or states with a higher concentration of mortgage loans will have a disproportionate impact on the rate of delinquencies, defaults and losses on the mortgage loans than if fewer of the mortgage loans were concentrated in those regions or states.

From time to time, areas of the United States may be affected by flooding, severe storms, hurricanes, landslides, wildfires, earthquakes or other natural disasters or the effects of global climate change (which may include flooding, drought or severe weather). Under the applicable purchase agreement, each originator will represent and warrant that as of the date that the seller acquired a mortgage loan, each mortgaged property was free of material damage. Under the mortgage loan purchase agreement, the seller will agree to cure a breach or repurchase from the trust fund or substitute for any mortgage loan as to which such representation and warranty made by the originator was true and correct as of the date made by the originator but not true and correct as of the closing date, if such breach materially and adversely affects the value of the mortgage loan or the interests of the certificateholders in that mortgage loan. In the event of a breach of this representation and warranty that materially and adversely affects the interests of certificateholders, the applicable originator or the seller, as applicable, will be required to cure the breach, repurchase the affected mortgage loan or substitute another mortgage loan, or, in certain circumstances, make an indemnification payment in the amount of the reduction in value resulting from such breach. If an originator or seller, as applicable, fails to cure the breach, repurchase or substitute for or make an indemnification payment with respect to the affected mortgage loan, no other party is obligated to do so. In addition, under the mortgage loan purchase agreement, Redwood Residential Acquisition Corporation will be obligated as described herein to cure the breach, or repurchase or substitute for any affected mortgage loan originated by any originator other than [Exception Originator] if such originator is unable to cure such breach, repurchase or substitute for or make an indemnification payment with respect to such mortgage loan because it is subject to a bankruptcy or insolvency proceeding or no longer in existence. If any damage caused by flooding, storms, wildfires, landslides or earthquakes (or other causes) occurs after the closing date, no entity will have any remedy obligation. In addition, the standard hazard policies covering the mortgaged properties generally do not cover damage caused by earthquakes, hurricanes, flooding and landslides, and earthquake, hurricane, flood or landslide insurance may not have been obtained with respect to such mortgaged properties. As a consequence, realized losses could result. For example, a severe earthquake in the San Francisco area could result in losses on the certificates, including the senior certificates. In addition, significant changes in regional climate conditions could have effects that are difficult to foresee. To the extent that a locality becomes more susceptible to extreme temperatures or weather events or otherwise becomes less desirable as a place to live, property values could be adversely affected and rates of default could increase.

For additional information regarding the geographic concentration of the mortgage loans to be included in the mortgage pool, see the applicable table(s) in "Annex A—Certain Characteristics of the Mortgage Loans" of this prospectus.

Mortgage Loan Interest Rates May Limit Interest Rates on the Certificates

The certificates will accrue interest at [describe interest rate], but those interest rates are subject to certain limitations, generally based on the weighted average interest rates of the mortgage loans in the trust or as otherwise described below, net of certain allocable fees and expenses of the issuing entity. The mortgage loans to be included in the trust will have interest rates that either are fixed or adjust based on a variable index, as described in this prospectus.

[Any adjustable rate mortgage loans in the trust may also have periodic maximum and minimum limitations on adjustments to their interest rates, and may have the first adjustment to their interest rates a number of years after their first distribution dates. In addition, adjustable rate mortgage loans generally have lifetime maximum interest rates. As a result, your variable rate certificates may accrue less interest than they would accrue if their interest rates were solely based on the specified index plus the specified margin.]

[A variety of factors could limit the interest rates and adversely affect the yields to maturity on the variable rate securities. Some of these factors are described below.

The interest rates for your certificates adjust [monthly] based on the [___ index], while the interest rates on the mortgage loans to be included in the trust adjust [monthly][semi-annually] [based on a different index or not adjust at all]. Consequently, the limits on the interest rates on these certificates may prevent increases in the interest rates for extended periods in a rising interest rate environment.

The interest rates on adjustable rate mortgage loans may respond to economic and market factors that differ from those that affect the [____ index] applicable to your variable rate certificates. It is possible that the interest rates on any adjustable rate mortgage loans may decline while the interest rates on the certificates are stable or rising. It is also possible that the interest rates on any adjustable rate mortgage loans and the interest rates on the certificates may both decline or increase during the same period, but that the interest rates on your certificates may decline or may increase more slowly or rapidly.

To the extent that fixed rate or adjustable rate mortgage loans are subject to default or prepayment, the interest rates on the certificates may be reduced as a result of the net funds cap limitations described in this prospectus.]

The Return on Your Certificates Could Be Reduced by Shortfalls Due to the Servicemembers Civil Relief Act

The Servicemembers Civil Relief Act, or "Relief Act," provides relief to borrowers who enter active military service and to borrowers in reserve status who are called to active duty after the origination of their mortgage loan. The Relief Act provides generally that a borrower who is covered by the Relief Act may not be charged interest on a mortgage loan in excess of 6% per annum during the period of the borrower's active duty. Current or future military operations of the United States may result in an increase in the number of borrowers who may be in active military service, and the activation of additional U.S. military reservists or members of the National Guard, which may in turn significantly increase the proportion of mortgage loans whose mortgage rates are reduced by application of the Relief Act. In addition, mortgage loans in the mortgage pool that have not been identified as such may already be subject to the Relief Act. The amount of interest available for payment to certificateholders will be reduced by any reductions in the amount of interest collectible as a result of application of the Relief Act or similar state or local laws and neither the servicers nor any other party will be required to fund any interest shortfall caused by any these reductions. Interest shortfalls on the mortgage loans due to the application of the Relief Act or similar legislation or regulations will be applied to reduce accrued interest on each class of the certificates on a pro rata basis in accordance with the amount of interest due on each class on the applicable distribution date.

The Relief Act also limits the ability of the servicers to foreclose on a mortgage loan during the borrower's period of active duty and, in some cases, during an additional one year period thereafter. As a result, there may be delays in payment and increased losses on the mortgage loans. Those delays and increased losses will be borne primarily by the class of certificates with a certificate principal amount greater than zero with the lowest payment priority.

On February 9, 2012, the Department of Justice, the Department of Housing and Urban Development, and attorneys general representing 49 states and the District of Columbia reached a settlement agreement with five large mortgage servicers in connection with servicing and foreclosure issues. Consent judgments implementing the agreement were filed in the U.S. District Court in Washington, D.C. in March, 2012. The settlement agreement provides additional relief to servicemembers and veterans, including requiring the five servicers to compensate servicemembers who were foreclosed on in violation of the Relief Act since 2006 or who were charged interest in excess of 6% per annum, and to implement procedures designed to prevent delinquencies and foreclosures. While none of the servicers servicing mortgage loans included in the mortgage pool are subject to the settlement agreement, it is possible that the terms of the settlement agreement will become applicable to the mortgage loans in the future, through additional settlements or rules and regulations of general applicability, which could cause delays in payments to or increase losses to the certificateholders.

We do not know how many mortgage loans have been or may be affected by the application of the Relief Act or similar legislation or regulations.

We refer you to "Certain Legal Aspects of the Loans—Servicemembers Civil Relief Act" herein and "Risk Factors—Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, the Servicers or Any Successor Servicer or on the Value of the Certificates" above.

Potential Inadequacy of Credit Enhancement

The certificates are not insured by any financial guaranty insurance policy. The credit enhancement features of subordination and loss allocation are intended to enhance the likelihood that holders of more senior classes of certificates will receive regular payments of interest and principal, but are limited in nature and may be insufficient to cover all losses on the mortgage loans.

Subordination and Allocation of Losses. The amount of any loss experienced on a mortgage loan will be applied to reduce the principal amount of the class of subordinate certificates with the highest numerical class designation, until the principal amount of that class has been reduced to zero. If this loss allocation to the subordinate certificates is insufficient to absorb losses, then holders of more senior classes will incur losses and may never receive all of their principal payments. You should consider that:

- if you buy a Class [   ] Certificate and losses on the mortgage loans exceed the total principal amount of the Class [   ] and Class [   ] Certificates, the principal amount of your certificates will be reduced proportionately with the principal amounts of the other Class [   ] Certificates by the amount of that excess;
- if you buy a Class [   ] Certificate and losses on the mortgage loans exceed the total principal amount of the Class [   ], Class [   ] and Class [   ] Certificates, the principal amount of your certificates will be reduced proportionately with the principal amounts of the other Class [   ] Certificates by the amount of that excess;
- if you buy a Class [   ] Certificate and losses on the mortgage loans exceed the total principal amount of the Class [   ], Class [   ], Class [   ] and Class [   ] Certificates, the principal amount of your certificates will be reduced proportionately with the principal amounts of the other Class [   ] Certificates by the amount of that excess;
- after the total principal amount of the subordinate certificates has been reduced to zero, losses on the mortgage loans may reduce the principal amounts of the senior certificates (or in the case of the interest-only certificates, the notional amounts thereof); and
- because the Class [   ] Certificates will not receive any distributions of principal until the principal amount of the Class [   ] Certificates has been reduced to zero, the principal amount of the Class [   ] Certificates likely will be reduced more slowly than the principal amounts of the other senior certificates and therefore will bear a greater risk of losses on the mortgage loans.

Losses on the mortgage loans will reduce the loss protection provided by the subordinate certificates to the senior certificates and will increase the likelihood that the senior certificates that are entitled to principal distributions will not receive all of their expected principal distributions and, as described in the preceding paragraphs, certain classes of senior certificates will be allocated realized losses before other classes of senior certificates. In addition, as described in the preceding paragraphs, certain classes of senior certificates will receive principal distributions prior to other classes of senior certificates, increasing the likelihood that the senior certificates that receive later distributions of principal may not receive all of their expected principal distributions.

In addition, interest shortfalls resulting from reductions in the amount of monthly interest payments on mortgage loans due to application of the Relief Act, and from borrowers' prepayments of their mortgage loans (to the extent such shortfalls exceed the related servicing fee in any month) will be applied to reduce current interest on each class of certificates on a pro rata basis in accordance with the amount of interest due on each class on the applicable distribution date. Accordingly, subordination will not provide the senior certificates with protection against these interest shortfalls.

Reductions in Net WAC. Servicing modifications that reduce the interest rate due on a mortgage loan will decrease the Net WAC, which may therefore reduce current interest on each class of certificates, and subordination will not protect holders of the senior certificates from these reductions. The Net WAC for any distribution date will also be reduced by the amount of any fees, charges and other costs, including indemnification amounts and costs of arbitration (other than the securities administrator fee, the trustee fee, the custodian fee and the master servicing fee), paid or reimbursed to the securities administrator, the trustee and the master servicer from the trust fund under the pooling and servicing agreement and the custodian from the trust fund in accordance with the custodial agreement during the prior calendar month, subject to an aggregate maximum amount of $300,000 annually and subject to an annual cap of $125,000 with respect to aggregate amounts reimbursable to the trustee.

[*Primary Mortgage Insurance.* Approximately [___]% of the mortgage loans are first lien mortgage loans which have original loan-to-value ratios greater than 80%. Approximately [___]% and [___]% of those mortgage loans are covered by existing borrower- or lender- paid primary mortgage insurance policies. The existing borrower- or lender- paid primary mortgage insurance policies will generally have the effect of reducing the original loan-to-value ratios of those covered mortgage loans to the [___]% to [___]%.]

[In addition, one or more loan-level primary mortgage insurance policies may be acquired on behalf of the trust from primary mortgage insurance providers, providing the initial insurance coverage specified in this prospectus for those first lien mortgage loans with original loan-to-value ratios greater than 80%.]

These loan-level primary mortgage insurance policies will generally have the effect of reducing the original loan-to-value ratios of those covered mortgage loans to the percentage specified in this prospectus.

However, these policies will only cover first lien mortgage loans and will be subject to various other limitations and exclusions. In addition, borrower-paid primary mortgage insurance may be subject to cancellation by the related borrower. As a result, coverage may be rescinded or denied on some mortgage loans. Primary mortgage insurance providers will generally curtail the insured payments on a foreclosed mortgage loan if the related servicer does not foreclose that mortgage loan within a limited time period determined by the insurance provider. In addition, because the amount of coverage under these policies depends on the loan-to-value ratio of the related mortgaged property at the inception of these policies, a decline in the value of the related mortgaged property will not result in increased coverage, and the trust may still suffer a loss on a covered mortgage loan. Accordingly, these primary mortgage insurance policies will provide only limited protection against losses on the mortgage loans.]

[*No Primary Mortgage Insurance.* None of the mortgage loans have primary mortgage insurance coverage. As a result, if a borrower defaults under a mortgage loan, foreclosure proceedings are brought by the related servicer, and the value of the mortgaged property is not adequate to pay principal and accrued interest on the mortgage loan along with related costs and expenses, there is unlikely to be any other source of payments available to reduce the amount of losses that would be incurred on that mortgage loan.]

Unpredictability and Effect of Prepayments

The rate of principal distributions and yields to maturity on the certificates will be directly related to the rate of principal payments on the mortgage loans. The rate of prepayments on the mortgage loans will be sensitive to prevailing interest rates. Generally, if prevailing interest rates decline, mortgage loan prepayments may increase if refinancing is available at lower interest rates. If prevailing interest rates rise, prepayments on the mortgage loans may decrease.

For example, the mortgage loans could be subject to higher prepayment rates if fixed rate mortgage loans at competitive interest rates are available, allowing borrowers to refinance their mortgage loans to "lock-in" lower fixed interest rates. The features of adjustable rate mortgage loan programs and loans with specified interest-only periods during the past several years have varied significantly in response to market conditions including the interest rate environment, consumer demand, regulatory restrictions and other factors. The lack of uniformity of the terms and provisions of such mortgage loan programs have made it impracticable to compile meaningful comparative data on prepayment rates and, accordingly, we cannot assure you as to the rate of prepayments on the mortgage loans in stable or changing interest rate environments. The prepayment experience of the mortgage loans to be included in the trust may differ significantly from that of other first lien residential mortgage loans.

Borrowers may prepay their mortgage loans in whole or in part at any time. However, [   ] mortgage loans, which represent approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date, require prepayment charges if, during the first five years after the origination of the mortgage loan, either (a) the mortgage loan is prepaid in full or (b) the total of all prepayments during any twelve month period exceeds twenty percent (20%) of the original principal balance of the mortgage loan. The amount of the prepayment charge is equal to the lesser of (i) a range of one-half percent to one percent (0.5%-1%) of the principal balance of the mortgage loan immediately prior to the prepayment or (ii) six months advance interest on the amount prepaid that exceeds the allowable twenty percent (20%) of the original principal balance, calculated at the interest rate in effect on the date of prepayment. Prepayment charges will not be paid to certificateholders. All of the mortgage loans that require prepayment charges were originated by [   ], which will receive any prepayment charges paid by borrowers as additional servicing compensation.

Prepayments on the mortgage loans may occur as a result of solicitations of the borrowers by mortgage loan lenders, including the originators.

The timing of prepayments of principal may also be affected by liquidations of or insurance payments on the mortgage loans. In addition, an originator of the mortgage loans or the seller may be required to purchase mortgage loans from the trust fund in the event that certain breaches of representations and warranties made with respect to the mortgage loans are not cured, or in the event that a borrower's monthly payment with respect to a mortgage loan is one or more monthly payments delinquent within three months of the date of origination. These purchases will have the same effect on certificateholders as prepayments of mortgage loans.

In the event of an occurrence of a natural disaster in an area where mortgaged properties underlying the mortgage loans are located, the insurance proceeds received with respect to any damaged mortgaged properties that are not applied to the restoration of that property will be used to prepay the related mortgage loans in whole or in part. Any repurchases or repayments of the mortgage loans may reduce the weighted average lives and will reduce the yields on the offered certificates to the extent they are purchased at a premium.

If prepayments occur faster for mortgage loans with higher net mortgage rates than for mortgage loans with lower net mortgage rates, the Net WAC will be reduced, which may in turn reduce the rate at which interest accrues on the certificates.

The timing of changes in the rate of prepayments may significantly affect the actual yield to you, even if the average rate of principal prepayments is consistent with your expectations. In general, the earlier the payment of principal of the mortgage loans, the greater the effect on your yield to maturity. As a result, the effect on your yield of principal prepayments occurring at a rate higher (or lower) than the rate you anticipate during the period immediately following the issuance of the certificates may not be offset by a subsequent like reduction (or increase) in the rate of principal prepayments.

A prepayment of a mortgage loan will usually result in a prepayment of principal on the certificates (other than the interest-only certificates):

- If you purchase certificates (other than the interest-only certificates) at a discount, and principal prepayments on the mortgage loans are received at a rate slower than you anticipate, then your yield may be lower than you anticipate.

- If you purchase certificates at a premium and principal prepayments on the mortgage loans are received at a rate faster than you anticipate, then your yield may be lower than you anticipate.

We refer you to "Yield, Prepayment and Weighted Average Life" in this prospectus for a description of factors that may influence the rate and timing of prepayments on the mortgage loans.

The Timing of Realized Losses May Impact Returns on the Certificates

The timing of realized losses may impact the return earned on the certificates, in particular on the subordinate certificates. The timing of realized losses could be affected by the creditworthiness of the borrower, the borrower's willingness and ability to continue to make payments, and new legislation, legal actions or programs that allow for the modification of loans or for borrowers to obtain relief through bankruptcy or other avenues. Because realized losses will be applied to reduce the aggregate principal amount of the subordinate certificates before being allocated to the senior certificates, they also reduce the interest paid on those certificates. Therefore, the timing of realized losses, and not just the overall level of such realized losses, will impact the return on the subordinate certificates.

Delay in Receipt of Liquidation Proceeds; Liquidation Proceeds May Be Less Than The Mortgage Balance

Substantial delays in the distribution of principal and interest on the certificates could be encountered in connection with the liquidation of delinquent mortgage loans. Further, reimbursement of advances made by a servicer (other than [20% Servicer]) and the servicing administrator and liquidation expenses such as legal fees, real estate taxes and maintenance and preservation expenses may reduce the portion of liquidation proceeds payable to certificateholders. If a mortgaged property fails to provide adequate security for the related mortgage loan, you could incur a loss on your investment if the applicable credit enhancement is insufficient to cover the loss.

Mortgage Loan Modification Programs and Future Legislative Action May Adversely Affect the Performance and Market Value of Your Certificates

To limit losses on delinquent mortgage loans, in accordance with the servicing agreements, the servicers may use loss mitigation measures, including forbearance agreements and other modification agreements and pre-foreclosure sales. Modifications of mortgage loans in an attempt to maximize the ultimate proceeds of such mortgage loans may have the effect of, among other things, reducing or otherwise changing the mortgage interest rate, forgiving payments of principal, interest or prepayment charges, capitalizing or deferring delinquent interest and other amounts owed under the mortgage loans, deferring principal payments, with or without interest, or any combination of these or other modifications. Since all of the classes of offered certificates receive interest based on the weighted average net mortgage interest rate of the mortgage loans or are subject to a limitation on interest equal to that rate, modifications to reduce mortgage interest rates may reduce interest payable on the offered certificates. In addition, while the U.S. Congress has failed to pass legislation to enhance the power of bankruptcy courts to reduce the principal amount of, or the interest rate on, a mortgage loan of an individual who is a debtor in bankruptcy secured by a primary residence, it is possible that such legislation could be enacted in the future.

A modification may result in reduced interest collections available for distribution to the certificates, reduced distributions of principal or the allocation of a realized loss to the most subordinate class of certificates outstanding. Modifications that are designed to maximize collections to the issuing entity in the aggregate may adversely affect a particular class of certificates. Each servicer is required to consider the interests of all classes of certificates as a whole when making servicing decisions. If a servicer reduces the interest rate, extends the payment period or accepts a lesser amount than stated in the mortgage note in satisfaction of the mortgage note, or charges off or sells the mortgage loan, amounts available to make payments on the certificates will be reduced. In addition, investors should note that in connection with considering a modification or other type of loss mitigation, a servicer may incur or bear related out-of-pocket expenses, which would be reimbursed to such servicer prior to distributions on the certificates.

In 2008 and 2009, the federal government commenced implementation of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures. In addition, certain mortgage lenders and servicers have voluntarily, or as part of settlements with law enforcement authorities, established loan modification programs relating to the mortgages they hold or service. These programs may involve, among other things, the modification of mortgage loans to reduce the rate of interest payable on the loans, to extend the payment terms of the loans, to forgive principal or to forbear the payment of a portion of principal on the mortgage loan without interest. In addition, members of the U.S. Congress have indicated support for additional legislative relief for homeowners, including a proposed amendment of the bankruptcy laws to permit the modification of mortgage loans in bankruptcy proceedings. The Home Affordable Modification Program, or HAMP, administered by the U.S. Department of Treasury, provides incentives to servicers to modify mortgage loans by writing down principal, to offer permanent modifications and to provide homeowners with more alternatives to foreclosure. HAMP also requires servicers, in certain circumstances, to allow a 30-day response period after notice that a borrower has not been approved for HAMP before conducting a foreclosure sale, and prohibits servicers from referring a borrower to foreclosure until the borrower has been determined to be ineligible for HAMP or reasonable solicitation efforts have failed. Although HAMP currently does not apply to mortgage loans in the mortgage pool, its applicability requirements could be revised in the future. Similarly, a Federal Housing Administration, or FHA, program permits lenders to provide additional refinancing options to borrowers who owe more than their home is worth. These loan modification programs, as well as future law enforcement and legislative or regulatory actions, including changes to HAMP and amendments to the bankruptcy laws that result in the modification of outstanding mortgage loans, could adversely affect the amounts payable on and market value of your certificates. These programs may involve the modification of mortgage loans in default as well as mortgage loans where default is, in the judgment of the servicer, imminent.

It is not yet certain whether a servicer or any successor servicer will modify the terms of any mortgage loans, what form any modified terms may take, how or when modifications may be implemented, or how the certificates may be impacted by such modifications. No assurances can be given that the implementation of loan modifications or the failure to implement loan modifications will not adversely impact the certificates.

Proposals to Acquire Mortgage Loans by Eminent Domain May Adversely Affect Your Certificates

Numerous cities and local governments throughout the United States have been considering programs to assist homeowners in their jurisdictions who are obligated on residential mortgage loans with outstanding balances in excess of the market value of the related mortgaged properties. The proposed programs include authorization to acquire any such mortgage loans by voluntary purchase or eminent domain and to modify those mortgage loans to allow homeowners to continue to own and occupy their homes, irrespective of whether the mortgage loans are actually in default or foreclosure.

In April 2013, the City of Richmond, California (the "City of Richmond"), approved such a program and in July 2013, the City of Richmond commenced the program by sending letters to trustees and servicers of mortgage loans included in securitization trusts. The letters state that the City of Richmond had the mortgage loans appraised to determine their fair market value, and include offers to purchase specific mortgage loans at specific purchase prices based on such appraisals. The letters state further that if the owners of the mortgage loans elect not to sell the mortgage loans to the City of Richmond for the specified prices, the City of Richmond may proceed with the acquisition of the mortgage loans through exercising its power of eminent domain.   In an eminent domain proceeding, if the seller and purchaser do not agree on a purchase price, the purchase price would be determined through additional legal proceedings. Two lawsuits were filed by three mortgage-bond trustees against the City of Richmond's eminent domain program, both of which have been dismissed without prejudice as not being ripe for determination. Among other things, the lawsuits alleged that the City of Richmond's proposed use of eminent domain is unconstitutional as a violation of the law on interstate commerce and as a violation of the criterion that mortgage loans being seized are for valid public purpose. The lawsuits sought a preliminary injunction against the City of Richmond and Mortgage Resolution Partners, an investment firm the city has partnered with on the eminent domain plan. Although proponents of the eminent domain plan have not been able to obtain the vote of a supermajority of the Richmond City Council that is necessary to implement the plan, the mayor and other supporters are continuing to pursue it, including alternatives such as establishing a joint powers authority to implement the plan, which does not require a supermajority vote but does require the participation of one or more other governmental entities.

Although none of the mortgage loans included in the trust fund are located in the City of Richmond, there is no certainty as to whether any other governmental entity will take steps to acquire any mortgage loans under such a program in the future, whether any other mortgage loans sought to be purchased will be mortgage loans held in securitization trusts and what purchase price would be paid for any such mortgage loans. Any such actions could have a material adverse effect on the market value of residential mortgage-backed certificates such as the certificates. There is also no certainty as to whether any such action without the consent of investors would face legal challenge, and, if so, the outcome of any such challenge.

On December 16, 2014, President Barack Obama signed the spending bill passed by Congress on December 13, 2014, the Consolidated and Further Continuing Appropriations Act, 2015 for the fiscal year ending September 30, 2015 (the "2015 U.S. Appropriations Act"). The 2015 U.S. Appropriations Act contains several provisions relating to the acquisition of residential mortgage loans through the exercise of eminent domain. Section 236 of the 2015 U.S. Appropriations Act stipulates that none of the funds made available in the 2015 U.S. Appropriations Act shall be used by the FHA, Ginnie Mae or the Department of Housing and Urban Development to insure, securitize, or establish a Federal guarantee of any mortgage or mortgage backed security that refinances or otherwise replaces a mortgage that has been subject to eminent domain condemnation or seizure, by a state, municipality, or any other political subdivision of a state. Further, Section 407 of the 2015 U.S. Appropriations Act provides that no funds in the 2015 U.S. Appropriations Act may be used to support any Federal, State, or local projects that seek to use the power of eminent domain, unless eminent domain is employed only for a public use, with 'public use' specifically defined to exclude economic development that primarily benefits private entities. On May 13, 2015, the House Appropriations Committee approved the fiscal year 2016 Transportation, Housing and Urban Development funding bill, which includes Sections 236 and 407 of the 2015 U.S. Appropriations Act as Sections 229 and 407, respectively. While these developments may discourage the involvement of certain government-related entities in an eminent domain program, it does not preclude the use of eminent domain generally.

As described under "*The Agreements—Obligations in Respect of Proposed Eminent Domain Mortgage Loan Acquisition*" below, if a governmental entity implements a program under which it has the power to acquire residential mortgage loans through the exercise of eminent domain, and the governmental entity proposes to acquire a mortgage loan out of the trust fund, the controlling holder will obtain or cause to be obtained or, if there is no longer a controlling holder, the trustee will cause the related servicer to obtain, a valuation on the related property in the form of a broker's price opinion or another valuation method that it deems appropriate. The controlling holder, if any, may also engage a third party to review each such mortgage loan to determine whether the payment offered by such governmental entity is the fair market value of the mortgage loan, and it may engage legal counsel to assess the legality of the governmental entity's proposed action and whether there are bona fide legal grounds for contesting the acquisition. Based on the results of these determinations, the controlling holder may contest such an acquisition through appropriate legal proceedings. If certain conditions are satisfied, the certificateholders may direct the trustee to pursue such an action. These procedures may take substantial time, which could result in delays, increased costs and losses to certificateholders.

Risks Related to the Potential Elimination or Reduction of the Mortgage-Interest Tax Deduction

Various tax reform proposals continue to circulate in Congress, some of which would change the manner in which home interest deductions are treated. It is unclear whether any of the pending tax reform proposals will be enacted, either piecemeal as revenue raisers or as part of a more comprehensive package of tax reforms. Elimination or further restrictions on the mortgage-interest tax deduction could negatively affect the U.S. housing market, the market value of residential mortgage loans and the certificates.

Homeowner Association Super Priority Liens, Special Assessment Liens and Energy Efficiency Liens May Take Priority Over the Mortgage Liens

In some states it is possible that the first lien of the mortgages may be extinguished by super priority liens of homeowner associations, potentially resulting in a loss of the mortgage loan's outstanding principal balance. In at least 20 states, Homeowner Association ("HOA") assessment liens can take priority over first lien mortgages under certain circumstances. The number of these so called "super lien" states has increased in the past few decades and may increase further.

The laws of these "super lien" states that provide for HOA super liens vary in terms of: (a) the duration of the priority period (with many at six months and some with no limitations); (b) the assessments secured by the HOA lien (charges can include not only unpaid HOA assessments, but also late charges, collection costs, attorney fees, foreclosure costs, fines, and interest); (c) whether the HOA must give lenders with liens encumbering the mortgaged property notice of the homeowner's failure to pay the assessment; and (d) the statute of limitations on HOA foreclosure rights.

There is currently no efficient mechanism available to loan servicers, including the servicers, to track the status of borrowers' payments of HOA assessments that are governed by state super lien statutes. In fact, there is neither a unified database for HOA information, nor a centralized place for HOAs and loan servicers to contact one another. Consequently, in some of the super lien states there often is no practical, systemic method for the servicers to determine when an HOA assessment is unpaid or when the HOA initiates foreclosure of its lien. In some circumstances the servicers or the servicing administrator may make servicing advances to pay delinquent homeowner association assessments or for the costs of determining whether any mortgaged property is subject to a homeowner association assessment or a related lien. If such servicing advances are not recovered from the related mortgagor or liquidation proceeds, they will be paid to the servicers or the servicing administrator from collections on the mortgage loans and reduce amounts payable to certificateholders.

If an HOA, or a purchaser of an HOA super lien, completes a foreclosure on an HOA super lien on a mortgaged property, the underlying mortgage loan will be extinguished. In those instances, the certificateholders could suffer a loss of the entire outstanding principal balance of the mortgage loan, plus interest. A servicer might be able to attempt to recover on an unsecured basis by suing the borrower personally for the balance, but recovery in these circumstances will be problematic if the borrower has no meaningful assets to recover against.

Mortgaged properties securing the mortgage loans may be subject to the lien of special property taxes and/or special assessments. These liens may be superior to the liens securing the mortgage loans, irrespective of the date of the mortgage. In some instances, individual borrowers may be able to elect to enter into contracts with governmental agencies for Property Assessed Clean Energy (PACE) or similar assessments that are intended to secure the payment of energy and water efficiency and distributed energy generation improvements that are permanently affixed to their properties, possibly without notice to or the consent of the mortgagee. These assessments may also have lien priority over the mortgages securing mortgage loans. No assurance can be given that any mortgaged property so assessed will increase in value to the extent of the assessment lien. Additional indebtedness secured by the assessment lien would reduce the amount of the value of the mortgaged property available to satisfy the affected mortgage loan.

Helping Families Save Their Homes Act

The Helping Families Save Their Homes Act of 2009, Public Law 111-22, 123 Stat. 1632, effective as of May 20, 2009, amends the Truth in Lending Act to require purchasers or assignees of mortgage loans secured by a borrower's principal dwelling to mail or deliver notice to borrowers of the sale or transfer of their mortgage loan no later than 30 days after a sale or transfer. The sale of the mortgage loans from the depositor to the issuing entity will require that these notices be mailed or delivered reflecting the ownership of the mortgage loans by the issuing entity. Failure to comply with these notice requirements may result in civil claims for compensatory and punitive damages against the issuing entity. Any judgment against, or settlement by, the issuing entity relating to these violations would reduce the funds otherwise available for distribution to investors, and may result in shortfalls or losses on your certificates. The servicing agreements will require the servicers to deliver the required notices to borrowers.

Changes in the Accounting Rules May Affect You

The accounting standards for investments, such as the offered certificates, in interests in securitization vehicles such as the issuing entity may be changed by the Financial Accounting Standards Board at any time. Any changes in accounting standards may affect the manner in which you must account for your investment in any offered certificates and, under some circumstances, may require that you consolidate the entire trust fund on your balance sheet. Prospective investors in the offered certificates should consult their accounting advisors to determine the effect that accounting standards may have on them. We make no representation or warranty regarding the treatment of any offered certificates or the trust fund for purposes of any accounting standards, and any changes in such standards could adversely affect the value of your offered certificates.

Reduced Lending Capacities May Hinder Refinancing and Increase Risk of Loss

Since 2006, a number of originators and servicers of residential mortgage loans have experienced serious financial difficulties and, in some cases, have gone out of business. These difficulties have resulted, in part, from declining markets for their mortgage loans as well as from claims for repurchases of mortgage loans previously sold under provisions that require repurchase in the event of early payment defaults or for breaches of representations and warranties regarding loan quality and characteristics. Many originators with large servicing portfolios have experienced rising costs of servicing as mortgage loan delinquencies have increased, without a compensating increase in servicing compensation. The lack of a functioning secondary market for mortgage-backed securities and mortgage loans has also reduced the availability of certain types of mortgage products that do not fit within the criteria of Freddie Mac, Fannie Mae or Ginnie Mae.

These trends may reduce alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for mortgagors may result in higher rates of delinquencies and losses on the mortgage loans. These trends may also make it more difficult to engage a successor servicer if that becomes necessary.

Market Exit of Originators and Servicers; Financial Condition of Originators, Servicers and the Seller

The financial difficulties of originators and servicers of residential mortgage loans may be exacerbated by higher delinquencies and defaults that reduce the value of mortgage loan portfolios, requiring originators to sell their portfolios at greater discounts to par. In addition, the costs of servicing an increasingly delinquent mortgage loan portfolio may be rising without a corresponding increase in servicing compensation. The value of many residual interests retained by sellers of mortgage loans in the securitization market has also been declining in these market conditions. Currently, overall origination volumes are down significantly. Many originators and servicers of residential mortgage loans also have been the subject of governmental investigations and litigations, many of which have the potential to impact the financial condition of those financial institutions. In addition, any regulatory oversight, proposed legislation and/or governmental intervention designed to protect consumers may have an adverse impact on originators and servicers. The CFPB has released final rules relating to mortgage servicing, which became effective in January 2014, and such rules may increase the costs associated with servicing mortgage loans. On January 7, 2013, federal regulators reached an $8.5 billion settlement agreement with ten U.S. banks regarding alleged foreclosure abuses. While the servicers servicing mortgage loans included in the mortgage pool are not currently subject to the settlement agreement, it is possible that similar settlement agreements will be reached with similar terms. These factors, among others, may have the overall effect of increasing costs and expenses of originators and servicers while at the same time decreasing servicing cash flow and loan origination revenues, and in turn may lead to originators or servicers leaving the industry.

Financial difficulties may result in the inability of originators to repurchase mortgage loans in the event of early payment defaults and other mortgage loan representation and warranty breaches or to make required advances of delinquent monthly payments which may also affect the value of residential mortgage-backed securities backed by those mortgage loans. Financial difficulties may also have a negative effect on the ability of servicers to pursue collections on mortgage loans that are experiencing increased delinquencies and defaults and to maximize recoveries on the sale of underlying properties following foreclosure. If a servicer is experiencing financial difficulties, it may not be able to perform its servicing duties, its advancing obligations (as applicable), or its obligations as an originator (as applicable) to repurchase any mortgage loans as required. Generally, none of the sponsor, the servicing administrator, the depositor or the underwriter is required to repurchase the mortgage loans if an originator fails to do so.

As further described in this prospectus under *"The Agreements—Representations and Warranties,"* in the mortgage loan purchase agreement, the seller will make certain limited representations and warranties with respect to the mortgage loans. The seller will also be obligated to cure the breach, or repurchase from the trustee or substitute for any mortgage loan as to which a representation and warranty made by an originator relating to the characteristics of the mortgage loans was true and correct as of the date made by such originator but not true and correct as of the closing date, if such breach materially and adversely affects the value of the mortgage loan or the interests of the certificateholders in that mortgage loan. In addition, with respect to representations and warranties made by each originator other than [Exception Originator], the seller will be obligated to cure a breach or repurchase or substitute for a mortgage loan because of a breach of any such representation and warranty that materially and adversely affects the value of the mortgage loan or the interests of the certificateholders in that mortgage loan to the extent such originator is unable to do so because it is subject to a bankruptcy or insolvency proceeding or no longer in existence. Therefore, if the seller experiences financial difficulties, it may be unable to perform these obligations, which may result in losses on the certificates.

Investors Will Be Dependent on Certain Third Parties Performing Their Responsibilities in an Accurate and Timely Manner

The mortgage loans held by the trust fund are serviced by third-party servicers. The obligation of each servicer (other than [20% Servicer]) and the servicing administrator to fund servicing advances and advances of principal and interest on behalf of a delinquent borrower is limited to the extent that the applicable servicer or servicing administrator does not expect to recover the advances from the ultimate disposition of the mortgaged property securing the mortgage loan . A servicer or the servicing administrator, as applicable, will determine that a proposed advance is nonrecoverable when, in its good faith judgment, it believes the proposed advance would not ultimately be recoverable from the related mortgagor, related liquidation proceeds or other recoveries in respect of the mortgage loan. In addition, advances of principal and interest will also not be made with respect to mortgage loans that are 120 days or more delinquent. Any of the foregoing conditions could affect the timing and amount of payments available for distribution to the certificateholders. Because of the priority of distributions, shortfalls resulting from delinquencies that are not covered by advances of principal and interest will be borne first by the subordinate certificates (in reverse order of distribution priority).

In addition, if principal and interest advances are made with respect to a delinquent mortgage loan, any reimbursements of those advances prior to the actual collection of the amount for which the advance was made may also result in shortfalls in distributions to the holders of the certificates.

In the event of a default and ultimate liquidation of any mortgaged property, advances of principal of and interest on the related mortgage loan will be reimbursed prior to distributions on the certificates. As a result, principal and interest advances have the effect of delaying the allocation of losses to the certificates, and because advances have an interest component that will vary over the amortization of the mortgage loan, unrecovered interest advances have the effect of decreasing the net proceeds of liquidation of the mortgaged property available for distribution on the certificates and potentially increasing loss severity. Due to advances, certain classes of subordinate certificates that would otherwise be allocated losses instead will receive regular distributions of interest and principal prior to the liquidation or modification of a mortgage loan that they otherwise would not receive in the absence of principal and interest advances. Further, classes of certificates senior to those classes of subordinate certificates may experience greater losses and may be subject to ratings downgrades that might be more severe than would otherwise be the case in the absence of principal and interest advances on the mortgage loans. If liquidation proceeds are insufficient, any advances previously distributed to classes of subordinate certificates may not be recouped. The amount of any losses allocated to classes of certificates senior to the most subordinate class or classes of certificates may significantly increase if there are delays in liquidating or modifying defaulted mortgage loans.

In addition, as with any external service provider, investors are subject to the risks associated with inadequate or untimely services for reasons such as errors or miscalculations. Generally, many servicers are experiencing higher delinquencies and defaults than they have historically and, as a result, there is a risk that their operational infrastructures cannot properly process this increased volume. To the extent a servicer or the servicing administrator fails to fully perform its obligations, the certificates could experience losses. In addition, certificateholders generally do not have the right to directly enforce remedies against a servicer or the issuing entity and instead must rely on the trustee, the master servicer or the controlling holder, as the case may be, to enforce their rights under the pooling and servicing agreement. If none of the trustee, the master servicer or the controlling holder is required to take action under the terms of the pooling and servicing agreement, or if the applicable party fails to take action, certificateholders could experience losses.

Under the assignment, assumption and recognition agreements and the assignment of representations and warranties agreements, the controlling holder is the holder of a majority of the class principal amount of the Class B-5 Certificates or, if the class principal amount of the Class B-5 Certificates has been reduced to zero, any holder of the majority of the class principal amount of the Class B-4 Certificates, and may not be the depositor or the seller but may be an affiliate of the sponsor. If the class principal amount of the Class B-4 Certificates has been reduced to zero, there is no longer a controlling holder. The controlling holder will have the right, in its sole discretion, to pursue an action in respect of an alleged breach by an originator of a representation and warranty relating to the characteristics of the mortgage loans. In addition, if certain conditions are satisfied, holders of more than 50% of the aggregate voting interests of the senior certificates may direct the trustee to pursue an action against the applicable originator with respect to such breach or against the seller if the seller has an obligation to cure such breach, or repurchase or substitute for a mortgage loan as described in this prospectus. If there is no controlling holder, then, in certain circumstances, holders of more than 50% of the aggregate voting interests of the certificates may direct the trustee to pursue an action against such originator or the seller with respect to an alleged breach of a mortgage loan representation and warranty. The controlling holder is under no obligation to pursue such actions and the trustee will pursue such actions only under the limited circumstances described in this prospectus. It may also be difficult to obtain the number of certificateholder votes needed to direct the trustee to pursue such an action. Furthermore, there can be no assurance that, if the controlling holder or the trustee pursues such an action, that such action will be successful, which could result in losses on your certificates. See "*The Agreements—Representations and Warranties*" and "*Duties of the Asset Representations Reviewer*" in this prospectus.

With respect to approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date, the transfer of the servicing of such mortgage loans to [20% Servicer] from the related originators is scheduled to occur on [   ], after the closing date. To the extent that the transfer of servicing of all or a portion of these mortgage loans is delayed or cancelled, there is a risk that such mortgage loans will be serviced by a party with inadequate resources or infrastructure to properly perform the necessary servicing obligations. A delay in the transfer of the servicing of these mortgage loans could in turn delay necessary servicing actions with respect to such mortgage loans, which could delay borrower payments or reduce the value realized from such mortgage loans. A transfer of servicing could cause a disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons, which could result in the affected mortgage loans experiencing increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data have been obtained by the new servicer.

No Advancing of Monthly Payments with respect to 120-Day Delinquent Mortgage Loans May Reduce the Likelihood of Receipt of All Current Interest Payments Due

None of the servicers, the servicing administrator nor any other party is required or permitted to make advances of scheduled interest and principal with respect to any mortgage loan that is at least 120 days or more delinquent (determined in accordance with the Mortgage Banker's Association methodology of determining delinquency) on the related determination date. Accordingly, on any distribution date if there are mortgage loans that are 120 days or more delinquent there will be a reduction in amounts available to pay principal and interest otherwise payable to certificateholders. Reductions in respect of interest will be applied to reduce the current period interest distributions to the most subordinate class or classes of certificates then outstanding. Such reduction would not have occurred if a servicer or a servicing administrator made advances of scheduled interest and principal until the mortgage loan were to be liquidated or the advance were to be determined to be nonrecoverable. Although the sponsor believes that discontinuing advances of scheduled interest and principal when a mortgage loan becomes 120 days delinquent will generally result in a reduced likelihood of principal losses allocated to the offered certificates, no assurances are given as to this result and the offered certificates may ultimately receive less interest than they otherwise would have if advances had continued to be made. Further, although certificateholders whose distributions were reduced due to this mechanism are entitled to receive these amounts to the extent received in respect of the related 120 day or more delinquent mortgage loans, such amounts may be insufficient to fully reimburse certificateholders for such reductions.

Delinquencies Due to Servicing Transfers

Servicing of mortgage loans may be transferred in the future to other servicers in accordance with the provisions of the pooling and servicing agreement or a servicing agreement as a result of, among other things, (1) the occurrence of unremedied events of default in servicer performance under a servicing agreement or (2) the exercise by the seller of its right to terminate a servicer without cause.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons. As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the new servicer. There can be no assurance as to the extent or duration of any disruptions associated with the transfer of servicing or as to the resulting effects on the yields on the certificates.

Servicers May Have Conflicts of Interest

Servicers may have conflicts of interest in making servicing decisions with respect to defaulted mortgage loans. For example, a servicer's decision to modify a mortgage loan, foreclose on a defaulted mortgage loan or continue to make advances with respect to a defaulted mortgage loan may be affected by the amount of servicing compensation or by the cost of servicing the mortgage loan that would result from that decision. A servicer's decision to modify rather than foreclose on a defaulted mortgage loan may affect the timing of its recovery of advances made with respect to that mortgage loan. [Include only if a servicer does not confirm it will not hold any economic interest in the certificates: In addition, the interests of a servicer that owns of one or more classes of certificates may conflict with the interests of the holders of other classes of certificates.]

Actions to Enforce Breaches of Representations and Warranties Relating to Mortgage Loan Characteristics May Take a Significant Amount of Time or Cause Delays or Reductions in the Amount of Payments Made to Certificateholders and May Become Barred by the Statute of Limitations

The process for determining whether there has been a breach of a representation and warranty that materially and adversely affects the value of, or the interest of the certificateholders in, a mortgage loan, and the obligation to cure such breach, or to repurchase, substitute for or make an indemnification payment with respect to such mortgage loan, may be time-consuming and could result in delays in payments on the certificates. As described under *"The Agreements – Representations and Warranties"* herein, the controlling holder or the trustee may pursue an action to enforce an alleged breach, which may include an arbitration proceeding. Additionally, the asset representations reviewer will review each mortgage loan that (i) becomes 120 days delinquent, other than any such mortgage loan that was the subject of a previous arbitration proceeding under the related purchase agreement, or (ii) is liquidated and a realized loss is incurred, to determine whether there have been breaches of representations and warranties under the related purchase agreement. Furthermore, the asset representations reviewer will review each mortgage loan that is 60 days or more delinquent if the percentage of delinquent or modified mortgage loans in any monthly period exceeds [   ]%, as described more fully herein under *"Duties of the Asset Representations Reviewer."* Based on such reviews by the asset representations reviewer, the controlling holder or, if there is no controlling holder or there is an allegation of a breach of a representation or warranty by the seller, the trustee, will determine whether a claim should be made for a mortgage loan to be repurchased. If certain conditions are satisfied, the certificateholders may compel the controlling holder or the trustee to pursue an action even if, based upon the review of the asset representations reviewer, the controlling holder or the trustee, as applicable, concluded that there was no evidence of a breach of a representation and warranty. These procedures may take substantial time, which could result in delays, increased costs and losses to certificateholders.

In December 2013, the New York Supreme Court, Appellate Division, First Department, ruled that the six-year statute of limitations applicable to contract causes of action barred an action for breach of representations and warranties contained in a mortgage loan purchase agreement and incorporated by reference in a pooling and servicing agreement governed by New York law. The court held that the claims for breach of representations and warranties accrued on the date of the breach, which in this case was the closing date of the transaction. Most of the mortgage loans have been acquired pursuant to purchase agreements with the originators that are governed by New York law, and the purchase agreement with the seller is also governed by New York law. On June 11, 2015, the New York Court of Appeals affirmed the ruling of the Appellate Division, holding that any claim based on a breach of representations and warranties concerning the characteristics of mortgage loans accrues on the date the representations and warranties are made, and that the statute of limitations runs from such date. Accordingly, the proceedings described in the preceding paragraph may become barred if appropriate action to commence such proceedings, including compliance with any pre-suit notice and cure requirement specified in the transaction documents, is not taken within six years after the date of the related representation and warranty.

Bankruptcy or Insolvency of a Transferor Could Result in Losses on the Certificates

The seller will acquire, or has acquired, the mortgage loans either directly from an entity that originated mortgage loans or from a direct or indirect transferee of an entity that originated mortgage loans. The seller will then sell the mortgage loans to the depositor and the depositor will sell the mortgage loans to the issuing entity. The depositor believes, based on the terms of the relevant documents (in certain cases) and on certifications provided by transaction parties (in other cases) that each transfer of the mortgage loans by a transferor to a transferee will be a sale, so that the transferee will be the owner of the mortgage loans. Nonetheless, if any transferor were to go into bankruptcy or become the subject of a receivership or conservatorship, and a party in interest (including the transferor) were to assert that the transfer of the mortgage loans to the transferee was not a sale, but rather should be recharacterized as the grant of a security interest in the mortgage loans to secure a borrowing by the transferor, delays in distributions on the certificates could result. If a court were to adopt such a position, then delays or reductions in distributions on, or other losses with respect to, the certificates could result.

In recent years, a number of originators of residential mortgage loans have experienced serious financial difficulties and, in some cases, have become subject to bankruptcy proceedings or entered conservatorship or receivership. Should a transferor go into bankruptcy or become the subject of a receivership or conservatorship, there could be other adverse effects that could result in delays or reductions in distributions on, or other losses with respect to, the certificates. These adverse effects could include, but may not be limited to, one or more of the following. The parties may be prohibited (unless authorization is obtained from the court or the receiver or conservator) from taking any action to enforce any obligations of the transferor under any transaction document or to collect any amount owing by the transferor under any transaction document. In addition, with the authorization of the court or the receiver or conservator, the transferor may be able to repudiate any of the transaction documents to which it is a party. Such a repudiation would excuse the transferor from performing any of its obligations, and the rights of the transferee under the transaction documents may be limited or eliminated. Such a repudiation could also excuse the other parties to the transaction documents from performing any of their obligations. In particular, a transferor may be able to repudiate its obligations to cure breaches, or repurchase or substitute for mortgage loans as required by the transaction documents.

One or more of the transferors are banks that are subject to regulation by the FDIC. The FDIC has indicated that it may treat as property of a bank in receivership or conservatorship (i) any property that is shown as an asset on the financial statements of a bank, or (ii) any property that the bank previously transferred if the bank retains a continuing economic interest in the transferred assets. The FDIC has indicated that it may assert these positions notwithstanding that the assets have been sold as a matter of law. The depositor has taken certain steps to try to prevent any of the mortgage loans from being shown as assets on the financial statements of any transferor that is a bank. The depositor, however, can provide no assurances that its efforts will be successful. In addition, it is possible that a transferor that is a bank will purchase certificates and as a result, the FDIC will take the position that the bank has retained a continuing economic interest in the mortgage loans. The depositor cannot provide any assurance that a court will not accept the FDIC's positions. As a result, should a transferor that is a bank become the subject of a receivership or conservatorship, should the mortgage loans be shown as assets on its financial statements or should it own any certificates, and should the FDIC's position prevail, then the issuing entity may not own all the mortgage loans and there may be delays in payment or losses on the certificates. There may also be delays in payments while these issues are being resolved by the FDIC or a court.

The transfers of the mortgage loans by the bank originators are not expected to qualify for the securitization safe harbor adopted by the FDIC for securitizations sponsored by insured depository institutions (12 C.F.R. §

360.6); however, the safe harbor is non-exclusive. In addition, the transfers of the mortgage loans by the seller and the depositor may not be treated as a sale for accounting purposes. If that is the case, there is a higher risk that the transfers of the mortgage loans will not be treated as a sale, but would instead be recharacterized as the grant of a security interest in the mortgage loans to secure a borrowing by the related transferor.

Similar issues could arise if any transferor of mortgage loans, or any affiliate of a transferor, is designated by the Secretary of the Treasury as systemically important and then subjected to a receivership as set forth in the "orderly liquidation authority" provisions of Title II of the Dodd-Frank Act.

There may be other possible effects of a bankruptcy or insolvency of a mortgage loan transferor that could result in delays or reductions in distributions on, or other losses with respect to, the certificates.

Regardless of any ruling made by a court, moreover, the mere fact that a mortgage loan transferor or any of its affiliates has become insolvent or gone into bankruptcy, conservatorship, or receivership could have an adverse effect on the value of the mortgage loans and on the liquidity and value of the certificates.

Bankruptcy or Insolvency of a Servicer, the Servicing Administrator, an Owner of Servicing Rights or the Master Servicer Could Result in Losses on the Certificates

Each servicer will be permitted to commingle collections on the mortgage loans with its own funds for up to two business days. In addition, each servicer will deposit collections in an account that is not under the control of the trustee, and collections will be held in this account before they are remitted each month to the securities administrator. In the event a servicer goes into bankruptcy or becomes the subject of a receivership or conservatorship, the issuing entity, the trustee and the holders of the certificates may not have a perfected or priority interest in any collections on mortgage loans that are in the servicer's possession or have not been remitted to the securities administrator at the time of the commencement of the bankruptcy or similar proceeding. A servicer may not be required to remit to the securities administrator any collections on mortgage loans that are in its possession or have not been remitted to the securities administrator at the time it goes into bankruptcy or becomes subject to a similar proceeding.

To the extent that a servicer has commingled collections of mortgage loans with its own funds, the holders of the certificates may be required to return to the related servicer as preferential transfer payments received on the certificates.

If a servicer, the servicing administrator or the master servicer were to go into bankruptcy or become the subject of a receivership or conservatorship, it may stop performing its functions as servicer, servicing administrator or master servicer, and it may be difficult to find a third party to act as successor servicer, servicing administrator or master servicer. Alternatively, a servicer, the servicing administrator or the master servicer may take the position that unless the amount of its compensation is increased or the terms of its obligations are otherwise altered, it will stop performing its functions as servicer, servicing administrator or master servicer. If it would be difficult to find a third party to act as successor servicer, servicing administrator or master servicer, the parties, as a practical matter, may have no choice but to agree to the demands of such servicer, the servicing administrator or the master servicer. A servicer, the servicing administrator or the master servicer may also have the power, with the approval of the court or the receiver or conservator, to assign its rights and obligations as servicer to a third party without the consent, and even over the objection, of the parties, and without complying with the requirements of the applicable documents.

If a servicer, the servicing administrator or the master servicer is in bankruptcy or the subject of a receivership or conservatorship, then the parties may be prohibited (unless authorization is obtained from the court or the receiver or conservator) from taking any action to enforce any obligations of such servicer, the servicing administrator or the master servicer under the applicable documents or to collect any amount owing by such servicer, the servicing administrator or the master servicer under the applicable documents.

If a servicer, the servicing administrator or the master servicer is in bankruptcy or the subject of a receivership or conservatorship, then, despite the terms of the documents, the parties may be prohibited from terminating the related servicer, servicing administrator or master servicer and appointing a successor servicer, servicing administrator or master servicer.

It is possible that a period of adverse economic conditions resulting in high defaults and delinquencies on the mortgage loans will pose a potential insolvency risk to a servicer if its servicing compensation is less than its cost of servicing.

Redwood Residential Acquisition Corporation is the owner of the servicing rights with respect to the mortgage loans serviced by [20% Servicer]. If an owner of servicing rights is in bankruptcy or is the subject of a receivership or conservatorship, then, despite the terms of the documents, the parties may be prohibited from terminating the related servicer or the servicing administrator. In addition, an owner of the servicing rights may have the power, with the approval of the bankruptcy court or the receiver or conservator, to transfer servicing from the related servicer to a third party, to transfer its rights as servicing administrator to a third party or to transfer the servicing rights, without the consent, and even over the objection, of the parties, and without complying with the requirements of the applicable documents. Such a transfer may have the effect of terminating the existing servicer or servicing administrator, and replacing it with a new servicer or servicing administrator, regardless of the terms of the documents.

The occurrence of any of these events could result in delays or reductions in distributions on, or other losses with respect to, the certificates. There may also be other possible effects of a bankruptcy, receivership or conservatorship of a servicer, the servicing administrator, the master servicer or an owner of servicing rights that could result in delays or reductions in distributions on, or other losses with respect to, the certificates. Regardless of any specific adverse determinations in a bankruptcy, receivership or conservatorship of a servicer, the master servicer, the servicing administrator or an owner of servicing rights, the fact that such a proceeding has been commenced could have an adverse effect on the value of the mortgage loans and the liquidity and value of the certificates.

The Trustee May Not Have a Perfected Interest in Collections Held by a Servicer

Each servicer will be permitted to commingle collections on the mortgage loans with its own funds for up to two business days. In addition, each servicer will deposit collections in an account that is not under the control of the trustee, and collections will be held in this account before they are remitted each month to the securities administrator. If a servicer is unable to, or fails to, turn over collections as required by the transaction documents, then the issuing entity, the trustee and the holders of the certificates may not have a perfected or priority interest in any collections that are in such servicer's possession or have not been remitted to the securities administrator.

Stricter Enforcement of Foreclosure Rules and Documentation Requirements May Cause Delays and Increase the Risk of Loss

Recently courts and administrative agencies have been enforcing more strictly existing rules regarding the conduct of foreclosures, and in some circumstances have been imposing new rules regarding foreclosures. Some courts have delayed or prohibited foreclosures based on alleged failures to comply with hypertechnical requirements. State legislatures have been enacting new laws regarding foreclosure procedures. In some cases, law enforcement personnel have been refusing to enforce foreclosure judgments. At least one county is reported to be refusing to allow foreclosure sales to be conducted on the courthouse steps. In addition, more borrowers are using legal actions, including filing for bankruptcy, to attempt to block or delay foreclosures. As a result, the servicers may be subject to delays in conducting foreclosures and the expense of foreclosures may increase, resulting in delays or reductions in payments on the certificates.

Borrowers have been increasingly successful in challenging or delaying foreclosures based on technical grounds, including challenges based on alleged defects in the mortgage loan documents and challenges based on alleged defects in the documents under which the mortgage loans were securitized. In a number of cases, such challenges have delayed or prevented foreclosures. Although the sponsor's custodian will conduct a review of the mortgage files, as discussed under "*The Agreements—Assignment of the Mortgage Loans,*" such measures may not be sufficient to prevent document defects that could cause delays or prevent a foreclosure. It is possible that there will be an increase in the number of successful challenges to foreclosures by borrowers. Curing defective documents required to conduct a foreclosure will cause delays and increase costs, resulting in losses on the certificates.

The Recording of the Mortgages in the Name of MERS Could Increase the Risk of Loss

The mortgages or assignments of mortgage for some of the mortgage loans have been recorded in the name of Mortgage Electronic Registration Systems, Inc., or "MERS," solely as nominee for the originator and its successors and assigns, including the issuing entity. Subsequent assignments of those mortgages are registered electronically through the MERS system. However, if MERS discontinues the MERS system, if a monthly payment on a mortgage loan recorded in the name of MERS has not been received within 60 days of its due date, if a court of competent jurisdiction in a particular state rules that MERS is not an appropriate system for transferring ownership of mortgage loans in that state, or if MERS goes into bankruptcy or becomes the subject of a receivership or conservatorship, and it becomes necessary for the depositor or the related servicer to record or cause the recordation of assignments of those mortgages to the trustee, any related expenses will be paid by the issuing entity and will reduce the amounts available to make distributions on the certificates.

The recording of mortgages in the name of MERS has been challenged in a number of states. Although many decisions have accepted MERS as mortgagee, some courts have held that MERS is not a proper party to conduct a foreclosure and have required that the mortgage be reassigned to the entity that is the economic owner of the mortgage loan before a foreclosure can be conducted. In states where such a rule is in effect, there may be delays and additional costs in commencing, prosecuting and completing foreclosure proceedings and conducting foreclosure sales of mortgaged properties. In addition, any expenses of recording an assignment of mortgage to the issuing entity, to the extent not previously recorded by the depositor after the closing date, will increase foreclosure costs, thereby reducing the amounts payable to certificateholders. These delays and additional costs could in turn delay the distribution of liquidation proceeds to certificateholders and increase the amount of losses on the mortgage loans.

In addition, borrowers are raising new challenges to the recording of mortgages in the name of MERS, including challenges questioning the ownership and enforceability of mortgage loans registered in MERS. Governmental authorities have also raised legal challenges to the operations of MERS and additional challenges could be brought by governmental authorities in the future. An adverse decision in any jurisdiction may delay foreclosures, increase costs and adversely affect payments on the certificates.

Delays in Endorsing Notes and Recording Assignments of Mortgage Could Increase Risk of Loss

After the closing date, assignments of mortgages to the trustee will be prepared and delivered to the custodian, and these assignments of mortgage will be recorded. As a result, for some period of time after the closing date, record title to each mortgage will not have been assigned to the trustee. Similarly, the mortgage notes will not be endorsed to the trustee until after the closing date.

The delay in recording the assignments of the mortgages in the name of the trustee could result in the loss of the underlying mortgage liens. For example, prior to the recording of the assignments, the mortgage lien could be discharged if the record owner filed a release or satisfaction of such mortgage lien, whether inadvertently or intentionally. A loss of the underlying mortgage lien also could occur if a governmental authority foreclosed on the mortgaged property and notice to the record owner was not forwarded to the related servicer in a timely manner.

In addition, any failure to record or the delay in recording assignments of mortgage could impair the ability of the related servicer to take timely servicing actions with respect to the mortgage loans, which could reduce the value realized from such mortgage loans. Some of the assignments may be assignments in blank that have been filled in. Questions have been raised about the validity and enforceability of assignments in blank. The related servicer may have to record the related assignments of mortgage prior to filing a foreclosure proceeding. The expenses of recording will be treated as servicing advances and will reduce the amount available to make payments on the certificates. There could be delays in commencing the foreclosure proceedings as a result of the need to record assignments of mortgages, which could lead to delays or reductions in payments on the certificates.

If the related assignments cannot be located at the time of foreclosure, if an assignment is missing in the chain of title, or if an assignment in blank that has been filled in cannot be recorded, it may not be possible to foreclose.

It may not be possible to commence foreclosure proceedings until the related mortgage note has been endorsed to the trustee. If a necessary endorsement is missing and cannot be obtained, it may not be possible to foreclose.

Furthermore, the inability of a servicer, because it is not the mortgagee of record, to timely release the lien of the mortgage on a mortgage loan that has been paid in full could expose the issuing entity to claims and liability for violations of applicable law, thus reducing the amount available to make payments on the certificates.

If the prior owner that is the mortgagee of record were to go into bankruptcy or similar proceedings within 90 days (or in some cases, one year) after the post-closing recording of any assignment, it may be possible for the recorded assignment to be avoided as a preferential transfer, so that there is no effective assignment of record, possibly leading to consequences of the type described above. There may be other consequences of a failure to record assignments if the prior owner goes into bankruptcy or similar proceedings before the relevant assignments are recorded. If the prior owner is a bank that goes into conservatorship or receivership, a failure to record assignments may permit the FDIC as receiver or conservator of the prior owner to challenge the transfer.

The occurrence of any of these circumstances could result in delays or reductions in payments on the certificates, or other losses.

There May Be Conflicts of Interest Among Various Classes of Certificates

There may be conflicts of interest among classes of certificates due to differing payment priorities and terms. Investors in the offered certificates should consider that certain decisions may not be in the best interests of each class of certificateholders and that any conflict of interest among different certificateholders may not be resolved in favor of investors in the offered certificates. For example, certificateholders may exercise their voting rights so as to maximize their own interests, resulting in certain actions and decisions that may not be in the best interests of different certificateholders.

The holder of the majority of the class principal amount of the Class B-5 Certificates or, if the class principal amount of the Class B-5 Certificates has been reduced to zero, the holder of the majority of the class principal amount of the Class B-4 Certificates will have certain rights as the "controlling holder" as described herein. The controlling holder's interests as the holder of such class or classes of subordinate certificates may conflict with those of holders of the offered certificates. In addition, the controlling holder's interest in pursuing potential breaches of representations and warranties against an originator with which it maintains a relationship may not align with the interests of holders of the offered certificates. It is anticipated that the initial controlling holder will be the sponsor or an affiliate of the sponsor, other than the depositor or the seller, whose interests may conflict with those of holders of the offered certificates.

Changes in the Market Value of the Certificates May Not Be Reflective of the Performance or Anticipated Performance of the Mortgage Loans Underlying the Certificates

The market value of the certificates can be volatile. These market values can change rapidly and significantly and changes can result from a variety of factors. However, a decrease in market value may not necessarily be the result of deterioration in the performance or anticipated performance of the mortgage loans underlying those certificates. For example, changes in interest rates, perceived risk, supply and demand for similar or other investment products, accounting standards, capital requirements that apply to regulated financial institutions, and other factors that are not directly related to the mortgage loans underlying the certificates can adversely and materially affect the market value of the certificates.

The Marketability of Your Certificates May Be Limited

The underwriter intends to make a secondary market for the Class [   ], Class [   ], Class [   ] and Class [   ] Certificates, but neither the underwriter nor any other person will have any obligation to do so. We cannot assure you that a secondary market for your certificates will develop or, if it develops, that it will continue. Consequently, you may not be able to find a buyer to buy your certificates readily or at prices that will enable you to realize a desired yield. Illiquidity can have a severe adverse effect on the market value of your certificates.

Recent developments in the residential mortgage market in the United States, and credit markets generally, have greatly reduced, and in some time periods, virtually eliminated, any liquidity for mortgage-backed securities, such as the certificates. The secondary mortgage markets have experienced and could continue to experience unprecedented and significant disruptions resulting from, among other things, reduced investor demand for mortgage loans and mortgage-backed securities, increased investor yield requirements for those loans and securities, downgrades of the ratings of mortgage-backed securities and monoline insurers by the rating agencies and liquidations of investment portfolios, collateralized debt obligations and structured investment vehicles that contain mortgage-backed securities. Fluctuating investor confidence in the mortgage industry also could contribute to illiquidity in the market for mortgage-backed securities, generally. As a result, the secondary market for mortgage-backed securities has recently experienced extremely limited liquidity. These conditions may continue or worsen in the future.

There have been relatively few issuances of non-agency residential mortgage-backed securities since January 2008. The absence of a market for new residential mortgage-backed securities issuances may adversely affect the marketability of the certificates, and may make it difficult to accurately value your certificates. Many new criteria have been proposed by rating agencies, industry groups, regulatory agencies, the U.S. Congress and the Obama administration with respect to residential mortgage-backed securities issuances going forward. To the extent that this transaction does not conform to those proposals, the market value of the certificates may be adversely affected.

The Servicing Fee May Need to Be Increased in Order to Engage a Replacement Servicer

The fee payable to each servicer (other than [20% Servicer]) is based on a fee rate equal to a percentage of the outstanding mortgage loan balances of the mortgage loans serviced by that servicer. The fee payable to [20% Servicer] is determined by other factors, as agreed to between [20% Servicer] and Redwood Residential Acquisition Corporation, although the aggregate fee payable to [20% Servicer] and the servicing administrator is based on a percentage of the outstanding mortgage loan balance of the mortgage loans serviced by [20% Servicer]. No assurance can be made that such fee rate in the future will be sufficient to attract a replacement servicer to accept an appointment, although the master servicer will have the right to increase the servicing fee if necessary and appropriate in order to engage a replacement servicer. Any increase in the servicing fee paid to a replacement servicer will decrease the amount of collections available for distribution to the certificateholders and may decrease the interest entitlement for any class of certificates entitled to interest at a pass-through rate equal to or limited by the Net WAC.

Potential Conflicts of Interest of the Underwriters

Due to the diverse nature of the business activities of the underwriters and their affiliates, the underwriters may from time to time have economic interests in the performance of residential mortgage loans or mortgage-backed securities that may include holding, buying or selling residual interests in securitized pools of loans, various classes of mortgage-backed securities that differ in entitlement to cash flow and allocation of losses, interests in the form of derivatives such as credit default swaps, or long or short positions with respect to mortgage-backed securities or indices that track the performance of certain mortgage-backed securities. For reasons of client confidentiality and the management of its own business, the underwriters will not disclose any such activities or information.

Additionally, the underwriters may establish, maintain, adjust or unwind hedge positions with respect to the offered certificates or sell, increase or liquidate any positions in any of the offered certificates at any time. For reasons of client confidentiality and the management of their own businesses, the underwriters will not disclose any such activities or information.

Furthermore, the sponsor and its affiliates also have secured lines of credit with the underwriters or their affiliates to finance their holdings of mortgage loans and securities. An underwriter may enter into a repurchase agreement with an affiliate of the sponsor to finance any purchase by such affiliate of a portion of the offered certificates on the closing date.

DESCRIPTION OF THE MORTGAGE POOL

Wherever reference is made herein to a percentage or weighted average of some or all of the mortgage loans, that percentage or weighted average (unless otherwise specified) is determined on the basis of the total stated principal balance of such mortgage loans as of the cut-off date. Asset-level information with respect to each of the mortgage loans is available on the Schedule AL relating to this transaction. See "*Additional Information*" herein.

General

On the closing date, the assets of the issuing entity will include [_____] [fixed rate mortgage loans] [adjustable rate mortgage loans] [hybrid mortgage loans that generally provide for interest at a fixed rate during an initial period of [__] years from their origination and at an adjustable rate thereafter]. The aggregate principal balance of the mortgage loans as of the cut-off date was approximately $[_____]. All of the mortgage loans are secured by first liens on one- to four-family detached or attached residential properties, condominiums, cooperative units, townhouses and planned unit developments. Approximately [_____]%, [_____]%, [_____]% and [_____]% of the mortgage loans have original terms to maturity of fifteen, twenty, twenty-five and thirty years, respectively.

Approximately [_____]% of the mortgage loans were originated by [_____]; approximately [_____]% of the mortgage loans were originated by [_____]; approximately [_____]% of the mortgage loans were originated by [_____]; and approximately [_____]% of the mortgage loans were originated by [_____]; in each case by stated principal balance as of the cut-off date. The remainder of the mortgage loans were originated by various mortgage lending institutions, each of which originated less than 5% of the mortgage loans.

The underwriting guidelines generally applied by the originators in originating or acquiring the mortgage loans are described under "*The Originators*" and "*Acquisition of Mortgage Loans by the Seller*" herein. Approximately [_____]% of the mortgage loans by original principal balance were originated with exceptions to the underwriting guidelines, including debt-to-income ratios in excess of the guidelines, credit scores that were lower than required and loan-to-value ratios and combined loan-to-value ratios that were higher than program guidelines. In these instances, compensating factors were present such as documented excess funds in reserves, FICO scores within the guidelines, job stability and debt-to-income ratios below the guidelines. *See "Annex A—Certain Characteristics of the Mortgage Loans—Exceptions to Underwriting Guidelines at Origination" in this prospectus.*

The mortgage loans will be acquired, directly or indirectly, by the seller from each originator, and will be acquired by the depositor from the seller. The depositor will, in turn, convey the mortgage loans to the issuing entity. The servicers will service the mortgage loans, directly or through subservicers, pursuant to existing servicing agreements with the seller, which have been assigned to the issuing entity with respect to the mortgage loans. *We refer you to "The Agreements—Assignment of the Mortgage Loans" in this prospectus.*

Pursuant to its terms, each mortgage loan, other than a loan secured by a condominium unit, is required to be covered by a standard hazard insurance policy in an amount generally equal to the lower of the unpaid principal amount thereof or the replacement value of the improvements on the related mortgage loan. Generally, a condominium association is responsible for maintaining hazard insurance covering the entire building.

None of the mortgage loans will be guaranteed by any governmental agency.

[The mortgage rates on the hybrid mortgage loans included become adjustable annually [__] years after origination. The mortgage rate adjusts to a rate equal to the applicable margin plus an index equal to [the average of the interbank offered rates for one-year U.S. dollar-denominated deposits in the London market, as published in *The Wall Street Journal* ("one-year LIBOR")]. If this index is no longer available, the holder of the related mortgage note will select a new index based upon comparable information.]

Approximately [_____]% of the mortgage loans by stated principal balance are interest-only mortgage loans.

Approximately [_____]% of the mortgage loans by stated principal balance as of the cut-off date to be included in the trust fund are secured by properties located in the State of California.

No more than approximately [_____]% of the mortgage loans by stated principal balance as of the cut-off date are secured by properties located in any one city.

The mortgage loans were originated from [_____] through [_____]. The latest stated maturity date of any mortgage loan is [_____].

As of the cut-off date, approximately [_____]% of the mortgage loans have a stated principal balance of more than $1,000,000 and the average stated principal balance of the mortgage loans is approximately $[_____].

As of the cut-off date, [no] mortgage loans had been modified since origination.

As of the cut-off date, the weighted average mortgage rate of the mortgage loans is approximately [_____]% per annum.

The weighted average remaining term to maturity is approximately [_____] months.

The weighted average seasoning of the mortgage loans is approximately one month as of the cut-off date. The servicing fee rate for the mortgage loans is 0.25% per annum as of the cut-off date. The securities administrator fee rate is [_____]% per annum, the master servicing fee rate is [_____]% per annum, the trustee fee rate is [_____]% per annum and the custodian fee rate is [   ]% per annum.

No mortgage loan, based on the original appraisals, had a loan-to-value ratio at origination of more than 80%. In addition, no mortgage loan had a combined loan-to-value ratio at origination in excess of 80%.

The "loan-to-value ratio" or "LTV" of a mortgage loan at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the related mortgage loan at the date of determination and the denominator of which is (a) in the case of a purchase money loan, the lesser of the selling price of the mortgaged property and its appraised value determined in an appraisal obtained by the originator at origination of such mortgage loan, or (b) in the case of a refinance loan, the appraised value of the mortgaged property at the time of origination of the refinanced mortgage loan. No assurance can be given that the value of any mortgaged property has remained or will remain at the level that existed on the appraisal or sale date. If residential real estate values generally or in a particular geographic area decline, the loan-to-value ratios might not be a reliable indicator of the rates of delinquencies, foreclosures and losses that could occur with respect to such mortgage loans. The "original loan-to-value ratio" means a fraction, expressed as a percentage, the numerator of which is the original principal balance of the related mortgage loan, and the denominator of which is the amount discussed above. The "combined loan-to-value ratio" or "CLTV" means a fraction, expressed as a percentage, the numerator of which is the principal balance of the related mortgage loan at the date of determination, together with the full lien amount (drawn and undrawn) of any second mortgage, if available, and the denominator of which is the amount discussed above.

[Adjustable Mortgage Rates

As of the cut-off date, [_____]% of the Mortgage Loans will provide for semi-annual adjustment of the related Mortgage Rate based on the six-month LIBOR index and [_____]% of the Mortgage Loans will provide for monthly adjustment of the related Mortgage Rate based on the one-month LIBOR index, each as described under "—The Indices" below. With respect to each Mortgage Loan, there will be corresponding adjustments to the monthly payment amount, in each case on each Adjustment Date applicable thereto; provided that the first such adjustment for all of the Mortgage Loans will occur, in the case of approximately [_____]% of the Mortgage Loans, after an initial period of approximately six months following origination, in the case of approximately [_____]% of the Mortgage Loans, after an initial period of approximately three years following origination, in the case of approximately [_____]% of the Mortgage Loans, after an initial period of approximately five years following origination and, in the case of approximately _____ [_____]% of the Mortgage Loans, after an initial period of approximately seven years following origination On each Adjustment Date for a Mortgage Loan, the Mortgage Rate will be adjusted to equal the sum, rounded generally to the next highest or nearest multiple of 1/8%, of the related Index and the related Gross Margin, provided that the Mortgage Rate on each such Mortgage Loan will not increase or decrease by more than the related Periodic Cap (ranging from [____]% to [____]%) as specified in the related mortgage note on any related Adjustment Date and will not exceed the related Maximum Rate over the life of such Mortgage Loan or be less than the Minimum Rate. Effective with the first monthly payment due on each Mortgage Loan after each related Adjustment Date after the interest-only period, if any, has concluded, the monthly payment amount will be adjusted to an amount that will amortize fully the outstanding principal balance of the related Mortgage Loan over its remaining term, and pay interest at the Mortgage Rate as so adjusted. Due to the application of the Periodic Caps and Maximum Rates, the Mortgage Rate on each such Mortgage Loan, as adjusted on any related Adjustment Date, may be less than the sum of the related Index and the related Gross Margin, rounded as described herein. We refer you to "—The Indices" below.

The Mortgage Loans do not permit the related borrower to convert the adjustable Mortgage Rate to a fixed Mortgage Rate.]

[To be provided as applicable.] [May vary in accordance with structure of transaction.]

[The Indices

As indicated above, the index applicable to the determination of the Mortgage Rates for the Mortgage Loans will be either the one-month LIBOR index or the six-month LIBOR index as most recently available as of the first business day of the month preceding the month of such Adjustment Date. In the event that the one-month LIBOR index or the six-month LIBOR index becomes unavailable or otherwise unpublished, the Servicer will select a comparable alternative index over which it has no direct control and which is readily verifiable. For One-Month LIBOR Loans, the one-month LIBOR index is determined as of the date that occurs twenty-five (25) days before each Adjustment Date. For the Six-Month LIBOR Loans (including all hybrid loans), the six-month LIBOR index is determined as of the first Business Day of the month immediately preceding the month in which the Adjustment Date occurs.] [Discussion of any other index described in the prospectus and applicable to the Mortgage Loans to be provided, if applicable.]

Delinquency and Loss Information for the Pool Assets

As of the cut-off date,[no] payment required under any of the mortgage loans has been delinquent since origination.] [If any such payments have been delinquent, the number of loans with delinquent payments, together with the percentage of the mortgage pool represented by such loans, and the number of months of delinquency for any such loans will be disclosed.]

Prepayment Charges

Approximately[   ]% of the mortgage loans (by stated principal balance as of the cut-off date) require prepayment charges if, during either the first five years after the origination of the mortgage loan, either (a) the mortgage loan is prepaid in full or (b) the total of all prepayments during any twelve month period exceeds twenty percent (20%) of the original principal balance of the mortgage loan. The amount of the prepayment charge is equal to the lesser of (i) a range of one-half percent to one percent (0.5%-1%) of the principal balance of the mortgage loan immediately prior to the prepayment or (ii) six months advance interest on the amount prepaid that exceeds the allowable twenty percent (20%) of the original principal balance, calculated at the interest rate in effect on the date of prepayment.

Prepayment charges will not be paid to certificateholders. All of the mortgage loans that require prepayment charges were originated by [   ], which will receive any prepayment charges paid by borrowers as additional servicing compensation.

Primary Mortgage Insurance

None of the mortgage loans have primary mortgage insurance coverage. As a result, if a borrower defaults under a mortgage loan, foreclosure proceedings are brought by the related servicer, and the value of the mortgaged property is not adequate to pay principal and accrued interest on the mortgage loan along with related costs and expenses, there is unlikely to be any other source of payments available to reduce the amount of losses that would be incurred on that mortgage loan.

Certain Characteristics of the Mortgage Loans

The mortgage loans are expected to have the approximate aggregate characteristics as of the cut-off date as set forth in Annex A attached to this prospectus and incorporated by reference herein. Prior to the issuance of the certificates, mortgage loans may be removed from the mortgage pool as a result of incomplete documentation or otherwise, if the depositor deems such removal necessary or appropriate.

The FICO score information in the tables appearing in Annex A attached to this prospectus shows the credit scores, if any, that each originator collected for some borrowers in connection with the origination of the mortgage loans. Third-party credit reporting organizations provide credit, or FICO, scores as an aid to lenders in evaluating the creditworthiness of borrowers. Although different credit reporting organizations use different methodologies, higher credit scores indicate greater creditworthiness. Credit scores do not necessarily correspond to the probability of default over the life of the related mortgage loan, because they reflect past credit history, rather than an assessment of future payment performance. In addition, the credit scores shown were collected from a variety of sources over a period of weeks or months, and the credit scores do not necessarily reflect the credit scores that would be reported as of the date of this prospectus. Credit scores also only indicate general consumer creditworthiness, and credit scores are not intended to specifically apply to mortgage debt. Therefore, credit scores should not be considered as an accurate predictor of the likelihood of repayment of the related mortgage loans.

THE ORIGINATORS

Approximately [_____]% of the mortgage loans were originated by [   ]; approximately [_____]% of the mortgage loans were originated by [   ]; approximately [_____]% of the mortgage loans were originated by [   ], and approximately [_____]% of the mortgage loans were originated by [   ], in each case by stated principal balance as of the cut-off date. Each of the additional originators listed below originated less than 5% of the mortgage loans: [list all other originators].

[Description of the Originator(s) that originated 20% or more of the mortgage loans with Item 1110 information (origination program and prior experience to be provided.]

All of the mortgage loans were reviewed by the seller prior to acquisition for adherence to the standards set forth under "*Acquisition of Mortgage Loans by the Seller*" below, and were also subject to the sponsor's pre-offering review process as described under "*Pre-Offering Review of the Mortgage Loans.*" In addition, important exceptions to underwriting guidelines are described under "*Annex A—Certain Characteristics of the Mortgage Loans— Exceptions to Underlying Guidelines at Origination*" in this prospectus.

[Insert as applicable disclosure regarding sponsor or 20% originator if its financial condition would have an effect on its ability to comply with any repurchase obligations in a manner that could have a material impact on pool performance or performance of the certificates]

Neither the [20% Originator] nor any its affiliates will purchase any interest in the certificates [other than:], nor have any of such entities entered into any hedge materially related to the securities.

ACQUISITION OF MORTGAGE LOANS BY THE SELLER

Redwood Residential Acquisition Corporation ("RRAC"), also referred to herein as the seller, commenced its business of acquiring residential mortgage loans for securitization in July 2010. See "*The Sponsor and the Seller and Servicing Administrator*." RRAC does not originate residential mortgage loans and does not fund the origination of residential mortgage loans. Instead, RRAC purchases mortgage loans that have been originated and closed by third party originators. Through December 31, 2014, RRAC purchased residential mortgage loans with an aggregate principal balance at the time of purchase of approximately $[_____].

RRAC purchases jumbo residential mortgage loans from third parties that either originate mortgage loans or themselves acquire mortgage loans from third party originators or mortgage brokers. Currently, RRAC acquires mortgage loans from time to time from more than 100 different counterparties, most of whom directly originate mortgage loans. RRAC purchases mortgage loans individually pursuant to existing arrangements with originators (referred to as "flow" purchases) and in bulk pursuant to existing or individually negotiated arrangements (referred to as "bulk" purchases).

Eligibility Criteria

Because RRAC does not originate or fund the origination of residential mortgage loans, RRAC does not maintain underwriting guidelines for use in the origination of residential mortgage loans. Rather, RRAC maintains eligibility criteria for use in its process of acquiring third-party originated loans and provides these eligibility criteria to third parties that sell mortgage loans to RRAC to enable those third parties to determine whether mortgage loans they consider selling to RRAC will meet RRAC's criteria for purchase. RRAC's eligibility criteria are, in some cases, adopted by third party mortgage loan originators as part of their own underwriting guidelines and processes for use in originating mortgage loans, including as part of their borrower qualification and underwriting process.

RRAC does not accept findings of automated underwriting systems ("AUS") from third party loan originators and instead requires all mortgage loans that it acquires to have been manually underwritten by the third party originator to evaluate the eligibility and risk of the borrower.

The eligibility criteria that RRAC maintains for use in its process of acquiring third-party originated loans require that the following standards be taken into account:

- Borrower's Credit: The borrower's management of his or her present and prior debts, as reflected in credit reports obtained from credit reporting agencies, FICO scores and prior mortgage payment history. See "*Annex A – Certain Characteristics of the Mortgage Loans*" for a table indicating ranges of the FICO scores of borrowers of mortgage loans included in this pool.

- Employment: The borrower's ability to repay the loan, stability of income, and debt to income ratio. See "*Annex A – Certain Characteristics of the Mortgage Loans*" for tables indicating ranges of the monthly incomes and debt to income ratios of borrowers of mortgage loans included in this pool, as well as the description of exceptions to underwriting guidelines or eligibility criteria in Annex A. A borrower's debt to income ratio is calculated using the sum of existing monthly liabilities plus any planned future liabilities divided by the calculated gross income. Liabilities include housing expenses, revolving debt, installment debt, real estate loans and certain other consistent and recurring expenses.

- Assets: Amount of borrower's verified liquid assets for down payment, closing costs and post-purchase reserves. See "*Annex A – Certain Characteristics of the Mortgage Loans*" for a table indicating ranges of the amount of assets of the borrowers of mortgage loans included in this pool at origination.

- Collateral: Type of property, use of property, and price, value and cost of home. In general, eligible properties include 1-2 family owner occupied homes, one unit second homes, certain condominiums, planned unit developments, cooperatives and properties with less than ten acres. In general, borrowers are limited to owning a total of four financed properties, with each owned property requiring an additional six months of reserves per property. See "*Annex A – Certain Characteristics of the Mortgage Loans*" for a table describing types of mortgaged properties included in this pool.

- Appraisals: Ordered by the originator of the mortgage loans through a process that is compliant with the applicable appraiser independence requirements.

- Income and asset verification: Disclosure and verification of all liquid assets are required. Assets are verified through the use of recent account statements. Income documentation includes two years of personal tax returns, which in some cases may be verified through obtaining tax transcripts from the IRS through submission of IRS Form 4506-T, pay stubs and, in some cases, business tax returns for self-employed borrowers. Unverified income and income that is not recurring is not included in the qualification of the borrower.

Below is a chart that indicates maximum loan-to-value ratios, maximum loan amounts, minimum loan amounts, minimum FICO scores and maximum debt-to-income ratios for various types of mortgage loans under RRAC's acquisition guidelines that apply to many of the originators from which RRAC purchases mortgage loans. A mortgage loan with any permitted combination of factors included in the matrix would be in compliance with the eligibility criteria. RRAC varies some or all of these criteria for some of the originators from which it purchases mortgage loans (including [20% Originator/Servicer]) which represent approximately [   ]% of the mortgage loans by stated principal balance as of the cut-off date. Mortgage loans underwritten in a manner that is consistent with these variances would not be identified as mortgage loans with exceptions to RRAC's eligibility criteria, and are not shown in the table in "*Annex A—Certain Characteristics of the Mortgage Loans—Exceptions to RRAC Eligibility Criteria.* " The eligibility criteria for mortgage loans originated by [20% Originator/Servicer] are consistent with [20% Originator/Servicer]'s own underwriting guidelines.

The following RRAC eligibility criteria apply to the mortgage loans.

PRIMARY RESIDENCE: PURCHASE					
Property Type	Maximum LTV/CLTV/HCLTV[1]	Maximum Loan Amount[2]	Minimum Loan Amount[3]	Minimum FICO Score[4]	Maximum DTI
• 1-unit	80%	$1,500,000		720	43%
• PUD	70%	$1,000,000	$417,001 or $1	700	43%
• Condo	75%	$2,000,000	above the	720	43%
• Co-op	70%	$2,500,000[5]	conforming limit	720	43%
• 2-unit	65%	$1,000,000	for # of units	700	43%
	60%	$1,500,000		720	43%
PRIMARY RESIDENCE: RATE & TERM REFINANCE					
Property Type	Maximum LTV/CLTV/HCLTV[1]	Maximum Loan Amount[2]	Minimum Loan Amount[3]	Minimum FICO Score[4]	Maximum DTI
• 1- unit	80%	$1,000,000		720	43%
• PUD	70%	$1,000,000	$417,001 or $1	700	43%
• Condo	75%	$1,500,000	above the	720	43%
• Co-op	70%	$2,000,000	conforming limit	720	43%
	60%	$2,500,000[5]	for # of units	720	43%
• 2-unit	65%	$1,000,000		700	43%
	60%	$1,500,000		720	43%
PRIMARY RESIDENCE: CASH OUT REFINANCE					
Property Type	Maximum LTV/CLTV/HCLTV[1]	Maximum Loan Amount[2]	Minimum Loan Amount[3]	Maximum Cash Out	Minimum FICO Score[4]	Maximum DTI
• 1- unit	65%	$1,000,000	$417,001 or $1	$250,000	700	43%
• PUD	60%	$1,500,000	above the		720	43%
• Condo	55%	$2,000,000	conforming limit	$500,000	720	43%
• Co-op	45%	$2,500,000[2]	for # of units	$750,000	720	43%
SECOND HOME: PURCHASE AND RATE & TERM REFINANCE					
Property Type	Maximum LTV/CLTV/HCLTV[1]	Maximum Loan Amount[2]	Minimum Loan Amount[3]	Minimum FICO Score[4]	Maximum DTI
• 1-unit	75%	$1,000,000	$417,001 or $1	720	43%
• PUD	70%	$1,500,000	above the	720	43%
• Condo	65%	$2,000,000	conforming limit	720	43%
• Co-op	50%	$2,500,000[2]	for # of units	720	43%

[1] HCLTV is calculated using the maximum credit limit for home equity revolving lines of credit.

[2] First time homebuyers are subject to a maximum loan amount of $1,000,000.

[3] Loan amounts between agency conforming loan limits and agency high balance loan limits are eligible.

[4] Minimum FICO score is the lowest middle score of all borrowers.

[5] Loan amounts over $2,000,000 available for 30-year fixed rate loans only.

The [20% Originator/Servicer] underwriting guidelines vary from RRAC's eligibility criteria described above in some respects. For example, [20% Originator/Servicer]'s guidelines permit a borrower to have up to eight financed properties, whereas RRAC's eligibility criteria permits up to four financed properties. RRAC's eligibility criteria requires a second appraisal in certain circumstances, whereas [20% Originator/Servicer] does not require a second appraisal for any mortgage loan. In addition, the minimum FICO score required under [20%

Originator/Servicer]'s guidelines is generally lower than under RRAC's eligibility criteria for mortgage loans of the same property type, loan amount and LTV.

See "*Annex A – Certain Characteristics of the Mortgage Loans*" for information describing the loan-to-value ratios, loan amounts, FICO scores and debt-to-income ratios for the mortgage loans included in mortgage pool.

Qualifications of Sellers

Each seller must be an institution experienced in originating and servicing loans of the type contained in the mortgage pool in accordance with accepted practices and prudent guidelines, and must maintain satisfactory facilities to originate and service those loans. Each seller must also represent that each mortgage loan was originated by a mortgagee approved by the Secretary of Housing and Urban Development pursuant to Sections 203 and 211 of the National Housing Act, a savings and loan association, a savings bank, a commercial bank, credit union, insurance company or similar institution supervised and examined by a federal or state authority.

Quality Control

A quality control program has been developed to monitor the quality of loan underwriting at the time of acquisition and on an ongoing basis. All mortgage loans purchased are subject to this quality control program. A legal document review of each mortgage loan is conducted to verify the accuracy and completeness of the information contained in the mortgage notes, security instruments and other pertinent documents in the file. A sample of loans to be acquired, selected by focusing on those loans with higher risk characteristics, will normally be submitted to a third-party nationally recognized underwriting review firm for a compliance check of underwriting and review of income, asset and appraisal information. See "*Pre-offering Review of the Mortgage Loans*."

PRE-OFFERING REVIEW OF THE MORTGAGE LOANS

Introduction

The sponsor, prior to including the mortgage loans in the mortgage pool, conducted a review designed and effected to provide reasonable assurance that the disclosure regarding the mortgage loans in this prospectus is accurate in all material respects. The sponsor engaged third parties to assist it with certain elements of the review. The review conducted by the sponsor, including the portions of the review conducted with the assistance of the third parties, is referred to herein as the "sponsor's pre-offering review." The sponsor determined the nature, extent and timing of the sponsor's pre-offering review and the level of assistance provided by any third party. The sponsor attributes all findings and conclusions of the sponsor's pre-offering review to itself.

The sponsor's pre-offering review included credit and compliance components and a component consisting of a review of the independent appraisals of the mortgaged properties obtained by the originators in connection with the origination of the mortgage loans (referred to herein as the "original appraisals"), as more fully described below. The credit review was conducted by reference to the seller's eligibility criteria described under "*Acquisition of Mortgage Loans by the Seller*." None of the procedures conducted as part of the sponsor's pre-offering review constituted, either separately or in combination, an independent underwriting of the mortgage loans. In addition, the procedures conducted as part of the review of the original appraisals were not re-appraisals of the mortgaged properties. To the extent that valuation tools other than a full appraisal were used as part of the appraisal review process, they should not be relied upon as providing an assessment of value of the mortgaged properties comparable to that which an appraisal might provide. They also are not an assessment of the current value of any of the mortgaged properties.

The sponsor's pre-offering review also included a component consisting of procedures designed to verify the sponsor's data regarding the characteristics of the mortgage loans, which data were used to generate the numerical information about the mortgage pool included in this prospectus. In addition, the review included the recalculation by a third party of numerical disclosures regarding the mortgage loans selected by the sponsor and appearing in this prospectus. The sponsor has concluded that the sponsor's pre-offering review has provided it with reasonable assurance that the disclosure regarding the mortgage loans in the mortgage pool in this prospectus is accurate in all material respects. The sponsor's specific findings and decisions with respect to the mortgage loans covered by the sponsor's pre-offering review are described below.

In certain instances, preliminary results from certain portions of the sponsor's pre-offering review in which a third party assisted were favorably revised based on subsequent documentation and information provided to the third party, and the sponsor elected to purchase the mortgage loans. In other instances, such preliminary results led the sponsor to elect not to purchase the mortgage loans. Mortgage loans that were not purchased by RRAC were not considered for inclusion in the mortgage pool, and therefore are not included in the discussion of the sponsor's pre-offering review of the mortgage loans.

As a result of the sponsor's pre-offering review, the following types of deviations from the applicable criteria used to evaluate the mortgage loans in the mortgage pool were found: (i) exceptions from the applicable eligibility criteria that were material, but for which compensating factors existed ("Exceptions"), (ii) discrepancies from applicable compliance guidelines that do not give rise to assignee liability or a defense to foreclosure ("Compliance Discrepancies"), (iii) negative property value variations of greater than 10% where the lower value was used to calculate the LTV for purposes of this prospectus or other material negative valuation indications ("Material Appraisal Variations") and (iv) data discrepancies which the sponsor determined did not constitute exceptions to the applicable underwriting guidelines ("Data Discrepancies"). A summary of the results of the sponsor's pre-offering review is included below.

	Loans	% by Loan Count	Aggregate Balance at Origination	% by Aggregate Balance at Origination	Aggregate Unpaid Principal Balance (as of the Cut-off Date)	% by Aggregate Unpaid Principal Balance (as of the Cut-off Date)
LOANS PURCHASED BY RRAC						
Exceptions						[1]
Compliance Discrepancies						[1]
Material Appraisal Variations						[1]

(1)   Percentages are based on all mortgage loans, not the pre-offering review sample described below.

Data discrepancies in the data tape were identified as part of the sponsor's pre-offering review, as further described below. In addition, certain discrepancies from the applicable eligibility criteria or underwriting guidelines that the sponsor determined to be immaterial ("waivers") were noted and are further described below.

See "—*Limitations of the Pre-offering Review Process*" below and "*Risk Factors—Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses*" for additional information regarding the limitations of the sponsor's pre-offering review.

Credit and Compliance Components of Sponsor's Pre-Offering Review

All of the [ ] mortgage loans were purchased on a flow basis. Of these [ ] mortgage loans, [ ] were subject to a credit review and a compliance review by a third party, as shown in the table below. Of those [ ] mortgage loans reviewed, [ ] were originated by [20% Originator/Servicer]. The third party selected mortgage loans for review from the [ ] mortgage loans originated by [20% Originator/Servicer] on a random basis. In addition, if any mortgage loans originated by [20% Originator/Servicer] were identified by [20% Originator/Servicer] as having exceptions to their underwriting guidelines, those mortgage loans were subject to a credit and compliance review. As a result, of the [ ] mortgage loans, [   ]% were selected for the credit and compliance portions of the sponsor's pre-offering review.

CREDIT AND COMPLIANCE COUNT			
Originator Name	**Reviewed**	**Total**	**% by Loan Count**
[20% Originator]			
Other Originators			
Total			

As part of the credit component of the sponsor's pre-offering review, for each of these mortgage loans, the third party reviewed the documentation in the originator's loan file relating to the creditworthiness of the borrower (and any co-borrower), and assessed whether the characteristics of the mortgage loan and the borrower (and any co-borrower) conformed to the sponsor's applicable eligibility criteria. See "*Acquisition of Mortgage Loans by the Seller.*" Also as part of the credit component of the sponsor's pre-offering review, any deviations from the applicable eligibility criteria that were identified by the third party reviewers, and related compensating factors, were reviewed. This portion of the review is referred to herein as the "credit review."

The sponsor determined that [ ] of these mortgage loans, with an aggregate original principal balance of approximately $[   ] and, as of the cut-off date, a stated principal balance of approximately $[   ], were identified as having been originated with exceptions to applicable eligibility criteria. See "*Annex A—Certain Characteristics of the Mortgage Loans—Exceptions to RRAC Eligibility Criteria*" for additional information regarding these mortgage loans, including a table setting forth the exceptions permitted and related compensating factors. The information presented in the table was derived from documentation contained in the originator's loan files.

In addition, a number of discrepancies, or waivers, from the applicable eligible criteria were found. Those waivers, which the sponsor determined were immaterial, included: the absence of the required number of tradelines for borrowers who have a strong credit score or strong reserves; 12 months of housing history where 24 months are required; blended ratios whereby a non-occupying co-borrower's income and debt are combined with the occupying borrower's income and debt to calculate the DTI ratio; and use of a tax return certification in lieu of signed tax returns. None of these waivers were considered to be material exceptions to the applicable underwriting guidelines or eligibility criteria.

Because the credit review of these mortgage loans consisted of an assessment of compliance with the sponsor's applicable eligibility criteria, the credit review did not assess compliance with the underwriting guidelines of the originators of these mortgage loans. As a result, a breach of the representation and warranty by an originator that a mortgage loan was originated in accordance with applicable underwriting guidelines would not have been identified as part of the credit review. The only representations and warranties made with respect to compliance with applicable guidelines are the representations and warranties made by the originator in the applicable purchase agreement that the mortgage loan was originated in accordance with its underwriting guidelines, subject to identified exceptions and compensating factors.

Also as part of the sponsor's pre-offering review, a third party reviewed the selected mortgage loans to assess whether those mortgage loans were originated in compliance with applicable law and regulations. This assessment included, for example, whether prepayment penalties or late fees in excess of the amounts permitted by applicable federal or state law were charged to the borrower, the accuracy and completeness of information required to be included in the federal Notice of Right of Rescission and other disclosures required by the Truth-in-Lending Act, and whether any of the mortgage loans meet the definition of "high cost" loans under HOEPA or similar state or local law. In addition, for each mortgage loan whose application was received by the originator on or after January 10, 2014, the third party reviewed the documentation in the loan file that supported the originator's determination that the mortgage loan met the requirements for a "qualified mortgage" under the ATR rules, if the originator made a representation and warranty that the mortgage loan met those requirements. Where the originator did not make that representation, the third party reviewed the documentation supporting the originator's determination that the mortgage loan satisfied the ATR rules. This portion of the review is referred to as the "compliance portion" of the sponsor's pre-offering review.

In the case of [ ] loans, Compliance Discrepancies were found as a result of the compliance review component of the sponsor's pre-offering review with respect to the mortgage loans that would not give rise to assignee liability or a defense to foreclosure. Examples of the Compliance Discrepancies found in these 20 instances include: use of a right of rescission form intended to be used for a refinance loan with a different lender that was used for a refinance loan with the same lender; and undisclosed fees in the HUD-1 where a post-closing refund was made to a borrower. The sponsor determined that none of these discrepancies were material and in cases in which a corrective cure was available, corrective action was taken. These discrepancies do not constitute exceptions to eligibility criteria and are not included in "*Annex A—Certain Characteristics of the Mortgage Loans—Exceptions to RRAC Eligibility Criteria*".

No mortgage loans were excluded by the sponsor as a result of the credit and compliance portion of the sponsor's pre-offering review.

See "*—Limitations of the Pre-offering Review Process*," below and "*Risk Factors—Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses*."

Appraisal Component of Sponsor's Pre-Offering Review

As part of the appraisal component of the sponsor's pre-offering review, [ ] of the same [ ] mortgage loans selected for the credit and compliance reviews as described above were also selected for a review of the original appraisal of the mortgaged property that was obtained in connection with the origination of that mortgage loan.

As part of the appraisal component of the sponsor's pre-offering review, the original appraisal of the mortgaged property was reviewed by an on-staff appraiser employed by a third party in order to assess compliance with the applicable appraisal guidelines in effect at the time of origination as well as the reasonableness of the value of the mortgaged property set forth in the original appraisal. This reasonableness determination was generally made by analyzing the comparable sales listed in the original appraisal and reviewing other comparable sales information such as publicly available website and MLS listings. Each originator's appraisal guidelines include adherence to the appraiser independence requirements, which include, among other things, that payments for the appraisal may not be conditioned upon a particular valuation, and that future business from the lender may not be used to influence or attempt to influence the valuation.

In addition, for a majority of the mortgage loans, the third party also reviewed a Collateral Desktop Analysis ("CDA") or an Automated Valuation Method review ("AVM"). A CDA is a valuation analysis performed by a licensed or certified appraiser who reviews the original appraisal to determine if the original value is supported. That appraiser or an automated process makes a separate selection of comparable sales, which may be the same as those used in the original appraisal and, using a rules-based valuation model, makes an independent determination as to whether the original appraised value is supported. An AVM is a computer generated appraisal report created using formulas based on various factors, including sales trends, title records, neighborhood analysis, tax assessments and other available information regarding the mortgaged property. Generally, if the CDA or AVM indicated the value of the property may be more than 10% below the value indicated on the original appraisal, a field review or other valuation tool was obtained. However, if a CDA or AVM indicated the value of the property may be more than 10% below the value indicated on the original appraisal but another valuation tool indicated that the original value was supported, the sponsor or the third party may decide to not obtain another valuation . A field review is a valuation analysis performed by a certified appraiser who reviews the original appraisal and performs a visual inspection of the exterior areas of the property, inspects the neighborhood, performs a visual analysis of each of the comparable sales, performs data research and analysis to determine the appropriateness and accuracy of the data in the original appraisal, searches public records and presents an opinion as to whether the appraised value is supported. In some cases, a second full appraisal was reviewed.

For the remaining mortgage loans, a third party reviewed the original appraisal and, if the third party determined that the value of the property may not be supported by the original appraisal, generally a CDA would be obtained and reviewed.

The valuations obtained with respect to mortgage loans are indicated below.

			VALUATION COUNT								
Originator Name	**Reviewed**	**Total**	**% by Loan Count**	**CDAs Ordered**	**% by Loan Count**	**AVMs Ordered**	**% by Loan Count**	**Field Reviews Ordered**	**% by Loan Count**	**2nd Full Appraisals Ordered**	**% by Loan Count**
[20% originator]											
Other Originators											
Total											(1)

(1)   Percentages are based on all mortgage loans, not the pre-offering review sample described below.

With respect to each of the [ ] mortgage loans with Material Appraisal Variations, the valuation from a CDA or AVM indicated a value of more than 10% below the value set forth in the original appraisal. In each case a field review or second appraisal was obtained, which also indicated a lower value than in the original appraisal. The sponsor determined to use the lower values indicated in the field review or second appraisal for purposes of calculating the LTV and CLTV of those mortgage loans as reflected in this prospectus. The sponsor determined not to exclude any of the mortgage loans from the mortgage pool as a result of the findings from the appraisal review.

Mortgage Loan Characteristics Component of Sponsor's Pre-Offering Review

The sponsor prepared a mortgage loan data tape that includes certain characteristics of the mortgage loans. Certain information included on the data tape was provided by the originator of the mortgage loan. The remaining information in the data tape was added by a third party based on a review of electronic copies of the original mortgage loan documents. That third party also compared the information on the data tape provided by the originators, based on a review of electronic copies of the original mortgage loan documents, and identified discrepancies, many of which the sponsor determined to be immaterial, with respect to [ ]% of the mortgage loans so reviewed by number. In all cases, the data tape was corrected for discrepancies identified from that review.

In addition, a comparison with respect to certain fields on the data tape was performed with respect to a sampling of the mortgage loans. Certain elements of these comparison procedures were performed with the assistance of an additional third party. This comparison was conducted by comparing electronic copies of the original mortgage loan documents provided by the sponsor to the corresponding information set forth on the data tape. The sampling was randomly selected from the aggregate mortgage pool, and included approximately [ ]% of the mortgage loans by number. The comparisons were performed with respect to [ ] mortgage loan characteristics in the case of hybrid mortgage loans, and [ ] mortgage loan characteristics in the case of fixed rate mortgage loans, including: original principal balance, initial interest rate, monthly principal and interest payment, first payment date, maturity date, original term to maturity, state, zip code, prepayment charge term (if applicable), interest only term (if applicable), occupancy status, property type, appraised value, sales price (if applicable), loan purpose, junior lien balance (if applicable), original loan-to-value ratio and combined loan-to-value ratio, and, for hybrid mortgage loans, index, first interest rate adjustment date, interest rate adjustment frequency, gross margin, maximum interest rate and minimum interest rate. Discrepancies with respect to one or more characteristics were identified as a result of this review with respect to approximately [ ]% of the mortgage loans sampled by number. Two of the discrepancies identified on the data tape related to the appraised value. Two of the discrepancies identified on the data tape related to the combined loan-to-value ratio. The remainder of the discrepancies related to original loan-to-value ratio, prepayment charge term, junior lien balance, loan purpose, property type and zip code. In all cases the data tape was corrected based on the review.

That data tape, including any adjustments made by the sponsor, was used to generate the numerical information regarding the mortgage loans included in this prospectus.

An additional component of the sponsor's pre-offering review consisted of recalculations of the numerical disclosures selected by the sponsor and appearing in the prospectus. These disclosures include the percentages of mortgage loans with certain characteristics, which are included under the caption "*Description of the Mortgage Pool,*" and the numerical information contained in "*Annex A—Certain Characteristics of the Mortgage Loan*" (together, the "Mortgage Pool Disclosures"). The recalculations were performed using the data tape, including any adjustments made by the sponsor, and the results of those recalculations were compared to the corresponding Mortgage Pool Disclosures.

Limitations of the Pre-Offering Review Process

As noted above under the risk factor captioned "*Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses*," because the limited review procedures with respect to the mortgage loans were generally formulated with the purpose of providing reasonable assurance that the disclosure regarding the pool assets in this prospectus is accurate in all material respects, they may not have uncovered relevant facts relating to the origination of the mortgage loans, their compliance with applicable law and regulation and the original appraisals relating of the mortgaged properties or uncovered all relevant factors that could be determinative of how the reviewed mortgage loans will perform. The mortgage loans that were included in the pre-offering review may have characteristics that were not discovered, noted or analyzed as part of the pre-offering review that could, nonetheless, result in those mortgage loans failing to perform in the future. In addition, certain aspects of the sponsor's pre-offering review did not include all of the mortgage loans in the mortgage pool.

Although sampling techniques were employed that the sponsor believes were appropriate for the purpose of the sponsor's pre-offering review of these mortgage loans, sampling has some limitations. For example, sampling of mortgage loans in connection with the comparison of certain data fields on the mortgage loan data tape may not have detected all of the discrepancies in the data tape regarding the sampled mortgage loans. In addition, the information on the data tape regarding the mortgage loans that were not sampled may contain more discrepancies or additional types of discrepancies than were found with respect to the sampled mortgage loans.

Investors are encouraged, in particular, to note the following with respect to the appraisal review that was conducted as part of the sponsor's pre-offering review.

• Differences may exist among and between estimated valuations due to the subjective nature of estimated valuations and appraisals, particularly between different appraisers estimating valuations or performing appraisals at different points in time, as well as among appraisers and other persons reviewing the appraisals or other valuations.

• Estimating or appraising the value of, and performing other analyses of, high value properties (such as most of the mortgaged properties) can involve challenges that may not generally be present with respect to properties whose values fall within the average price range of their respective markets. There may be fewer substitute properties available (from which to derive comparative values) in the high value residential property market, unique buyer attitudes and preferences, and more difficult to quantify "appeal" issues, any of which can make valuations in the high value home segment less precise than for more average-priced housing.

• Estimates of value for high value properties (such as the above-described) are imprecise. The unique nature of some of these properties, the use in some cases of highly customized and top-quality materials, overall interior design/appeal issues, and in many cases limited notations in the original appraisal report regarding key elements that drove the original property valuation, pose challenges for a subsequent reviewer. Also, the reviewer (or the preparer of a CDA, AVM or field review) does not typically have independent access to an interior inspection of the property and therefore is not able to independently analyze the interior appointments and amenities associated with the valuation of these types of properties.

- Appraisals and other valuations represent the analysis and opinion of the person performing the appraisal or valuation at the time it is prepared, and are not guarantees of, and may not be indicative of, the present or future value of the mortgaged property.

Investors are encouraged to make their own determination as the extent to which they place reliance on the limited loan review procedures carried out as part of the sponsor's pre-offering review.

STATIC POOL INFORMATION

Static pool information with respect to mortgage loans included in prior securitizations of the sponsor that are similar to the mortgage loans of the issuing entity for the period from March 2011 to March 2015 is attached as Annex C to this prospectus.

Various factors may affect the prepayment, delinquency and loss performance of the mortgage loans of the issuing entity over time. The various mortgage loans for which performance information is shown in Annex C attached to this prospectus had initial characteristics that differed from those of the mortgage loans of the issuing entity. Such differences may have been material to the performance of the mortgage loans shown in Annex C. These differing characteristics include, among others, product type, credit quality, geographic concentration, average principal balance, weighted average interest rate, weighted average loan-to-value ratio, weighted average term to maturity and the presence or absence of prepayment charges. We do not make any representation, and you should not assume, that the performance information shown in Annex C attached to this prospectus is in any way indicative of the performance of the mortgage loans of the issuing entity. The mortgage loans will continue to be serviced in accordance with accepted servicing practices through charge-off, which we define as the ultimate liquidation of the loan or any REO acquired in respect of the loan. For purposes of Form 10-D reporting and other such reporting under the Securities Exchange Act of 1934, delinquency information on the mortgage loans will be provided through charge-off in thirty (30) day segments, measured as of the end of the month prior to the reporting month.

As used in the static pool information and in this prospectus, a loan is considered to be "30 to 59 days" or "30 or more days" delinquent when a payment due on any scheduled due date remains unpaid as of the close of business on the last business day immediately prior to the next following monthly scheduled due date; "60 to 89 days" or "60 or more days" delinquent when a payment due on any scheduled due date remains unpaid as of the close of business on the last business day immediately prior to the second following monthly scheduled due date; and so on. The determination as to whether a mortgage loan falls into these categories is made as of the close of business on the last business day of each month. Grace periods and partial payments do not affect these determinations.

[If any mortgage loans are "materially different" from those included in the static pool data, such mortgage loans and differences will be described.]

ADDITIONAL INFORMATION

The depositor has filed a registration statement on Form SF-3 with the Securities and Exchange Commission (the "SEC") (Registration No. 333-[_____]) and has met the registrant requirements of Section I.A.1 of the General Instructions to Form SF-3. The depositor is also subject to some of the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, accordingly, will file reports thereunder with the SEC. The registration statement and the exhibits thereto, and reports and other information filed by the depositor under the Exchange Act can be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days between the hours of 10:00 am and 3:00 pm. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The depositor's filings are also available electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") at the SEC's website (http://www.sec.gov). All reports subsequently filed by the depositor pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus.

[Applicable for securities offered on or after November 23, 2016: The depositor has also filed on EDGAR a Schedule AL as an exhibit to its Form ABS-EE, with loan-level information regarding the mortgage loans, which is incorporated by reference herein. Investors are encouraged to review Schedule AL for additional information regarding each mortgage loan.]

The depositor will provide or cause to be provided without charge to each person to whom this prospectus is delivered in connection with the offering of the certificates, on written or oral request of that person, a copy of any or all reports incorporated in this prospectus by reference, in each case to the extent the reports relate to one or more of the classes of the certificates, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents. Requests should be directed in writing to the sponsor at One Belvedere Place, Suite 300, Mill Valley, California 94941.

The description in this prospectus of the trust fund and the mortgaged properties is based upon the mortgage pool as it is expected to be constituted at the close of business on the cut-off date, as adjusted for the scheduled principal payments due on or before the cut-off date and by principal prepayments received prior to the cut-off date. Prior to the issuance of the offered certificates, mortgage loans may be removed from the trust fund as a result of incomplete documentation or otherwise, if the depositor deems that removal necessary or appropriate. A limited number of other mortgage loans may be added to the trust fund prior to the issuance of the offered certificates. The depositor believes that the information in this prospectus will be substantially representative of the characteristics of the mortgage pool as it will be constituted at the time the offered certificates are issued although the range of mortgage rates and maturities and some other characteristics of the mortgage loans in the trust fund may vary.

A current report on Form 8-K will be available to purchasers of the offered certificates and will be filed, together with the pooling and servicing agreement and other required exhibits, with the SEC no later than the date of filing with the SEC of the final prospectus. Such Form 8-K will also include the certification of the chief executive officer of the depositor required by the instructions to Form SF-3. In the event a material number of mortgage loans are removed from or added to the trust fund as described in the preceding paragraph, that removal or addition will be noted in the current report [applicable for securities offered on or after November 23, 2016: and an updated Form ABS-EE with Schedule AL will also be filed on EDGAR no later than the date of filing with the SEC of the final prospectus].

Pursuant to the pooling and servicing agreement, the securities administrator will prepare a monthly statement to certificateholders containing the information described under "*The Agreements — Reports to Certificateholders*." The securities administrator will make available each month, to any interested party, the monthly statement to certificateholders via the securities administrator's website. The securities administrator's website will be located at [   ], and assistance in using the website can be obtained by calling the securities administrator's customer service desk at [   ]. Parties that are unable to use the above distribution option are entitled to have a paper copy mailed to them via first class mail by notifying the securities administrator at the following address: [   ].

In addition, within a reasonable period of time after the end of each calendar year, the securities administrator will, upon request, prepare and deliver to each certificateholder of record during the previous calendar year a statement containing information necessary to enable certificateholders to prepare their tax returns. These statements will not have been examined and reported upon by an independent public accountant.

DESCRIPTION OF THE CERTIFICATES

General

On the closing date, the certificates will be issued pursuant to the pooling and servicing agreement. Set forth below are summaries of the specific terms and provisions pursuant to which the certificates will be issued. The following summaries are subject to, and are qualified in their entirety by reference to, the provisions of the pooling and servicing agreement. Capitalized terms used in this prospectus to describe payment characteristics of the certificates are defined under "—*Glossary of Terms*" below.

The Sequoia Mortgage Trust 2015-[ ] Mortgage Pass-Through Certificates will consist of:

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the senior certificates;

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the subordinate certificates;

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the accretion directed certificates;

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the component certificates;

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the planned principal class or PAC certificates;

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the scheduled principal class certificates;

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the sequential pay certificates;

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the strip certificates;

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the support class or companion class certificates;

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the targeted principal certificates;

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the floating rate certificates;

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the inverse floating rate certificates;

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the interest-only certificates;

- the Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, or the partial accrual certificates;

- the Class [   ], Class [   ], Class [   ], Class [   ] and Class [   ] Certificates, or the principal only certificates;

- the Class [   ], Class [   ], Class [   ], Class [   ] and Class [   ] Certificates, or the variable rate certificates;

- and

- the Class R and Class LT-R Certificates, or the residual certificates.

The senior certificates and the Class [   ], Class [   ] and Class [   ] Certificates are collectively referred to herein as the "offered certificates" and are the only classes offered by this prospectus. The Class [   ], Class [   ], Class R and Class LT-R Certificates are referred to in this prospectus as the "non-offered certificates" and are not offered by this prospectus. Accordingly, the description of the non-offered certificates provided in this prospectus is solely for informational purposes. On the closing date, the sponsor or one or more of its affiliates will purchase the Class [   ] and Class [   ] Certificates and any unsold Class [   ], Class [   ], Class [   ] and Class [   ] Certificates.

On the closing date, the initial total Class Principal Amount of the certificates will equal the total principal balance of the mortgage loans as of the cut-off date. The offered certificates will be issued in the initial class principal amounts and notional amounts set forth in the table under "*The Offered Certificates*." The Class [   ] and Class [   ] Certificates will be issued in the approximate initial class principal amounts of $[_____] and $[_____], respectively. The Class R and Class LT-R Certificates will not have principal balances. The initial issued amount of each class may be increased or decreased by up to 5% to the extent that the principal balance of the mortgage loans is increased or decreased as described under "*Description of the Mortgage Pool*."

The minimum denominations and incremental denominations of the offered certificates are set forth in the table on page 2.

The certificates represent beneficial ownership interests in the issuing entity. On the closing date, the assets of the issuing entity will consist primarily of (1) the mortgage loans; (2) such assets as from time to time are identified as deposited in respect of the mortgage loans in the custodial accounts and the distribution account (see "— *Payments on Mortgage Loans; Accounts*" below); (3) the issuing entity's rights under the assignment, assumption and recognition agreements and assignment of representations and warranties agreements pursuant to which the seller and the depositor assigned their respective interests in the purchase agreements and servicing agreements with respect to the mortgage loans originally entered into between the seller and each originator and servicer and the servicing administrator; (4) the issuing entity's rights under the mortgage loan purchase agreement, as described above under "*The Agreements — Assignment of the Mortgage Loans*"; (5) property acquired by foreclosure of the mortgage loans or deed in lieu of foreclosure; (6) any applicable insurance policies; and (7) the proceeds of all of the foregoing.

Book-Entry Certificates

The offered certificates will be book-entry certificates. Persons acquiring beneficial ownership interests in the offered certificates, or certificate owners, may elect to hold their certificates through the y Trust Company, or DTC, in the United States, or Clearstream Banking, societe anonyme (formerly Cedelbank), commonly known as Clearstream, Luxembourg, or Euroclear (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems.

The book-entry certificates will be issued in one or more global certificates which equal the initial principal amount of each class and will initially be registered in the name of Cede & Co., the nominee of DTC. Clearstream, Luxembourg and Euroclear will hold omnibus positions on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositaries which in turn will hold such positions in customers' securities accounts in the depositaries' names on the books of DTC. Except as described below, no person acquiring a book-entry certificate, or beneficial owner, will be entitled to receive a physical certificate representing such certificate. Unless and until definitive certificates are issued, it is anticipated that the only "certificateholders" of the certificates will be Cede & Co., as nominee of DTC. Certificate owners will not be certificateholders as that term is used in the pooling and servicing agreement. Certificate owners are only permitted to exercise their rights indirectly through the participating organizations that utilize the services of DTC, including securities brokers and dealers, banks and trust companies and clearing corporations and certain other organizations, or Participants, and DTC.

The beneficial owner's ownership of a book-entry certificate will be recorded on the records of the brokerage firm, bank, thrift institution or other financial intermediary (each, a Financial Intermediary) that maintains the beneficial owner's account for such purpose. In turn, the Financial Intermediary's ownership of such book-entry certificate will be recorded on the records of DTC (or of a participating firm that acts as agent for the Financial Intermediary, whose interest will in turn be recorded on the records of DTC, if the beneficial owner's Financial Intermediary is not a DTC participant, and on the records of Clearstream, Luxembourg or Euroclear, as appropriate).

Certificate owners will receive all payments of principal of, and interest on, the certificates from the securities administrator through DTC and DTC participants. While the certificates are outstanding (except under the circumstances described below), under the rules, regulations and procedures creating and affecting DTC and its operations (or the Rules), DTC is required to make book-entry transfers among Participants on whose behalf it acts with respect to the certificates and is required to receive and transmit payments of principal of, and interest on, the certificates. Participants and indirect participants which have indirect access to the DTC system, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (or the Indirect Participants), with whom certificate owners have accounts with respect to certificates are similarly required to make book-entry transfers and receive and transmit such payments on behalf of their respective certificate owners. Accordingly, although certificate owners will not possess certificates, the Rules provide a mechanism by which certificate owners will receive payments and will be able to transfer their interest.

Certificate owners will not receive or be entitled to receive certificates representing their respective interests in the certificates, except under the limited circumstances described below. Unless and until definitive certificates are issued, certificate owners who are not Participants may transfer ownership of certificates only through Participants and Indirect Participants by instructing such Participants and Indirect Participants to transfer certificates, by book-entry transfer, through DTC for the account of the purchasers of such certificates, which account is maintained with their respective Participants. Under the Rules and in accordance with DTC's normal procedures, transfers of ownership of certificates will be executed through DTC and the accounts of the respective Participants at DTC will be debited and credited. Similarly, the Participants and Indirect Participants will make debits or credits, as the case may be, on their records on behalf of the selling and purchasing certificate owners.

Because of time zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such securities settled during such processing will be reported to the relevant Euroclear or Clearstream, Luxembourg Participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg Participant (as defined herein) or Euroclear Participant (as defined herein) to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Transfers between Participants will occur in accordance with DTC rules. Transfers between Clearstream Luxembourg Participants and Euroclear Participants will occur in accordance with their respective rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Luxembourg Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with the DTC rules on behalf of the relevant European international clearing system by the relevant depositary; however, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the relevant depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to the European depositaries.

DTC, which is a New York-chartered limited purpose trust company, performs services for its participants, some of which (and/or their representatives) own DTC. In accordance with its normal procedures, DTC is expected to record the positions held by each DTC participant in the book-entry certificates, whether held for its own account or as a nominee for another person. In general, beneficial ownership of book-entry certificates will be subject to the rules, regulations and procedures governing DTC and DTC participants as in effect from time to time.

Clearstream Luxembourg is incorporated under the laws of Luxembourg as a professional depository. Clearstream Luxembourg holds securities for its participating organizations ("Clearstream Luxembourg Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled in Clearstream Luxembourg in any of various currencies, including United States dollars. Clearstream Luxembourg provides to its Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depository, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant, either directly or indirectly.

Euroclear was created in 1968 to hold securities for its participants (or Euroclear Participants) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may be settled in any of various currencies, including United States dollars. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. Euroclear is operated by Euroclear Bank, S.A./N.V. (or the Euroclear Operator). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law (collectively, the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Payments on the book-entry certificates will be made on each distribution date by the securities administrator to DTC. DTC will be responsible for crediting the amount of such payments to the accounts of the applicable DTC participants in accordance with DTC's normal procedures. Each DTC participant will be responsible for disbursing such payment to the beneficial owners of the book-entry certificates that it represents and to each Financial Intermediary for which it acts as agent. Each such Financial Intermediary will be responsible for disbursing funds to the beneficial owners of the book-entry certificates that it represents.

Under a book-entry format, certificate owners of the book-entry certificates may experience some delay in their receipt of payments, since such payments will be made by the securities administrator to Cede & Co. Payments with respect to certificates held through Clearstream Luxembourg or Euroclear will be credited to the cash accounts of Clearstream Luxembourg Participants or Euroclear Participants in accordance with the relevant system's rules and procedures, to the extent received by the relevant depositary. Such payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. See "*Federal Income Tax Consequences — Foreign Investors in Offered Certificates*" and "*— Backup Withholding With Respect to Offered Certificates*" in this prospectus.

Because DTC can only act on behalf of Financial Intermediaries, the ability of a beneficial owner to pledge book-entry certificates to persons or entities that do not participate in the y system, or otherwise take actions in respect of such book-entry certificates, may be limited due to the lack of physical certificates for such book-entry certificates. In addition, issuance of the book-entry certificates in book-entry form may reduce the liquidity of such certificates in the secondary market since certain potential investors may be unwilling to purchase certificates for which they cannot obtain physical certificates.

DTC has advised the depositor that, unless and until definitive certificates are issued, DTC will take any action permitted to be taken by the holders of the book-entry certificates under the pooling and servicing agreement only at the direction of one or more Financial Intermediaries to whose DTC accounts the book-entry certificates are credited, to the extent that such actions are taken on behalf of Financial Intermediaries whose holdings include such book-entry certificates. Clearstream Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a certificateholder under the pooling and servicing agreement on behalf of a Clearstream Luxembourg Participant or Euroclear Participant only in accordance with its relevant rules and procedures and subject to the ability of the relevant depositary to effect such actions on its behalf through DTC. DTC may take actions, at the direction of the related Participants, with respect to some book-entry certificates which conflict with actions taken with respect to other certificates.

Although DTC, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of book-entry certificates among participants of DTC, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

None of the seller, the depositor, the master servicer or the securities administrator will have any responsibility for any aspect of the records relating to or payments made on account of beneficial ownership interests of the book-entry certificates held by Cede & Co., as nominee of DTC, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or transfers thereof.

Definitive certificates will be issued to certificate owners or their nominees, respectively, rather than to DTC or its nominee, only if (i) (A) DTC advises the paying agent in writing that DTC is no longer willing or able to discharge properly its responsibilities with respect to the book-entry certificates, and (B) the depositor is unable to locate a qualified successor satisfactory to the depositor and the paying agent or (ii) after the occurrence of an event of default under the pooling and servicing agreement, holders representing beneficial interests aggregating not less than 50% of the class principal amount of a class of book-entry certificates advise the paying agent and DTC through the Participants in writing that the continuation of a book-entry system through DTC is no longer in the best interests of the certificate owners of a class of book-entry Certificates (each such event, a "Book-Entry Termination"). Upon the occurrence of a Book-Entry Termination, the securities administrator is required to direct DTC to notify Participants that have ownership of book-entry certificates as indicated on the records of DTC of the availability of definitive certificates for the book-entry certificates. Upon surrender by DTC of the definitive certificates representing the book-entry certificates, and upon receipt of instruction from DTC for re-registration, the securities administrator, based solely upon the information provided to it by DTC, will re-issue the book-entry certificates as definitive certificates in the respective principal amounts owned by the individual beneficial owner and thereafter the trustee and the securities administrator will recognize the holders of such definitive certificates as certificateholders under the pooling and servicing agreement.

For information relating to tax documentation procedures relating to the certificates, see *"Material Federal Income Tax Consequences — Foreign Investors in Offered Certificates" and "— Backup Withholding With Respect to Offered Certificates"* in this prospectus *and "Global Clearance, Settlement and Tax Documentation Procedures — Certain U.S. Federal Income Tax Documentation Requirements"* in Annex B hereto, which Annex B is attached to this prospectus and is incorporated by reference herein.

Exchangeable Certificates

General

All or a portion of the Initial Exchangeable Certificates may be exchanged for the Exchangeable Certificates, and vice versa, as specified under *"Permitted Exchanges"* on page 4. This process may occur repeatedly. The classes of Initial Exchangeable Certificates or Exchangeable Certificates that are outstanding at any given time, and the outstanding Class Principal Amounts and Class Notional Amounts of these classes, will depend upon, among other things, any related payments of principal on those classes entitled to payments of principal as well as any exchanges that occur. The maximum Class Principal Amounts and Class Notional Amounts of the Initial Exchangeable Certificates and Exchangeable Certificates are shown on page 4.

On each distribution date, the Securities Administrator will reduce the Class Principal Amounts and Class Notional Amounts of the Initial Exchangeable Certificates and the Exchangeable Certificates in accordance with the payment priorities and allocation of Realized Losses or allocation of Certificate Writedown Amounts described below based on the then outstanding Class Principal Amounts of those classes entitled to payments of principal.

The Exchangeable Certificates are not separate legal obligations of the issuing entity but are certificates issued by the issuing entity which represent combinations (as described under *"Permitted Exchanges"* herein) of classes of Initial Exchangeable Certificates (or in certain cases, previously-issued Exchangeable Certificates) with the payment rights and obligations of the related Initial Exchangeable Certificates.

Exchanges

If a holder of Initial Exchangeable Certificates elects to exchange its Initial Exchangeable Certificates for Exchangeable Certificates, or if a holder of Exchangeable Certificates elects to exchange its Exchangeable Certificates for Initial Exchangeable Certificates, then:

• the aggregate Class Principal Amount of the Exchangeable Certificates or the Initial Exchangeable Certificates entitled to payments of principal received in the exchange, immediately after the exchange, will equal the aggregate Class Principal Amount, immediately prior to the exchange, of the exchanged certificates entitled to payments of principal surrendered;

• the aggregate annual amount of interest payable with respect to the Exchangeable Certificates or Initial Exchangeable Certificates received in the exchange will equal the aggregate amount of interest payable with respect to the exchanged certificates surrendered; and

• the class or classes of Exchangeable Certificates or Initial Exchangeable Certificates received will be in the combinations described on page 5 herein.

Procedures

If a Certificateholder wishes to exchange its Initial Exchangeable Certificates or Exchangeable Certificates, the Certificateholder must notify the Securities Administrator by e-mail at "[   ]" no later than three business days before the proposed exchange date. A notice becomes irrevocable on the second business day before the proposed exchange date. The exchange date can be any business day other than the first or last business day of the month and the related Record Date, subject to the Securities Administrator's approval. In addition, the Certificateholder must provide notice on the Certificateholder's letterhead, which notice must carry a medallion stamp guarantee and set forth the following information: the CUSIP number of each Initial Exchangeable Certificate or Exchangeable Certificates to be exchanged and each Initial Exchangeable Certificate or Exchangeable Certificates to be received, the outstanding Certificate Principal Amounts and, if applicable, Certificate Notional Amounts, of each Initial Exchangeable Certificate or Exchangeable Certificates to be exchanged, the Certificateholder's DTC participant number and the proposed exchange date. After receiving such notice, the Securities Administrator will e-mail the Certificateholder with wire payment instructions relating to the exchange fee. The Certificateholder will utilize the Deposit and Withdrawal System at DTC for such exchanges.

The Initial Exchangeable Certificate and Exchangeable Certificates to be exchanged must be in the correct exchange principal amounts and notional amounts, as applicable. The Securities Administrator will verify the proposed principal and notional amounts to ensure that the principal and interest entitlements of the Initial Exchangeable Certificate and Exchangeable Certificates received equal the entitlements of the Initial Exchangeable Certificate and Exchangeable Certificates surrendered. If there is an error, the exchange will not occur until such error is corrected. Unless rejected for error, the notice of exchange will become irrevocable on the second business day before the proposed exchange date.

In connection with each exchange, the Certificateholder must pay the Securities Administrator a fee equal to $5,000 and such fee must be received by the Securities Administrator prior to the exchange date or such exchange will not be effected. In addition, the Certificateholder wishing to effect such an exchange must pay any other expenses related to such exchange, including fees charged by DTC.

Additional Considerations

Exchangeable Certificates issued may be exchanged back for Initial Exchangeable Certificates with an aggregate Certificate Principal Amount together in certain cases, with specific Interest-only Certificates, equal to the aggregate Certificate Principal Amount of the Exchangeable Certificates surrendered, for exchange as described on page 4. Investors should consider the following:

- All classes of the applicable Initial Exchangeable Certificates must be owned to make the desired exchange for the Exchangeable Certificates. If any class of Initial Exchangeable Certificates has been sold, pledged or otherwise transferred it may thus be unavailable for exchange.

- There can be no assurance that at any given point in time the ratings that are assigned to the Initial Exchangeable Certificates and the Exchangeable Certificates will be the same.

Payments

The Securities Administrator will make the first payment on an Exchangeable Certificate or Initial Exchangeable Certificate received in an exchange transaction on the distribution date in the following month to the Certificateholder of record as of the close of business on the last day of the month of the exchange.

In the event that Initial Exchangeable Certificates have been exchanged for the related Exchangeable Certificates in one of the exchange combinations described under "*Permitted Exchanges*" herein, the Exchangeable Certificates received in such an exchange will be entitled to a proportionate share of the interest and/or principal payments, as applicable, otherwise allocable to the classes of Initial Exchangeable Certificates so exchanged.

Payments on Mortgage Loans; Accounts

On or prior to the closing date, each servicer will establish and maintain or cause to be established and maintained a "custodial account," which will be a separate account or accounts for the collection of payments on the mortgage loans and which will be separate from the servicer's other assets. In the event that the rating of the depository institution where a custodial account is maintained, which may be a servicer, falls below requirements specified in the applicable servicing agreement, the custodial account will be transferred within 30 days to a depository institution satisfying those requirements.

On or prior to the closing date, the securities administrator will establish the "distribution account," which will be an account established by the securities administrator in trust for the benefit of the certificateholders. On or prior to the closing date, the master servicer will establish the "master servicer collection account," which will be established at a depository institution satisfying the requirements of the rating agencies, in trust for the benefit of the certificateholders for the collection of payments on the mortgage loans received from the servicers and the servicing administrator. In the event that the rating of the depository institution holding the master servicer collection account or the securities administrator falls below requirements specified in the pooling and servicing agreement, the master servicer collection account and the distribution account, as applicable, will be transferred within 30 days to a depository institution satisfying those requirements. On the Servicer Remittance Date immediately preceding each distribution date, each servicer will withdraw from the applicable custodial account collections and recoveries in respect of the mortgage loans that are required to be distributed to the certificateholders on the next distribution date and will remit such amounts to the master servicer for deposit in the master servicer collection account. On the Master Servicer Remittance Date immediately preceding each distribution date, the master servicer will withdraw from the master servicer collection account and remit to the securities administrator the collections and recoveries in respect of the mortgage loans that are required to be distributed to the certificateholders on the next distribution date that were received from the servicers and the servicing administrator and will deposit such amount in the distribution account.

On each distribution date, to the extent of the Available Distribution Amount on deposit in the distribution account, the securities administrator, on behalf of the trustee, will withdraw the Certificate Distribution Amount to pay the Certificateholders. The "Certificate Distribution Amount" for any distribution date will equal the sum of (i) the respective Interest Distribution Amounts with respect to each class of Certificates, (ii) unpaid Interest Shortfalls, (iii) the Senior Principal Distribution Amount and (iv) the Subordinate Principal Distribution Amount.

Funds credited to a custodial account may be invested at the direction of the applicable servicer for the benefit and at the risk of such servicer in eligible investments, as defined in the related servicing agreement, that are scheduled to mature on or prior to the business day preceding the next Servicer Remittance Date. Funds credited to the master servicer collection account or the distribution account may be invested at the direction of the master servicer or the securities administrator, as applicable, for the benefit and at the risk of the master servicer or the securities administrator, as applicable, in eligible investments, as defined in the pooling and servicing agreement, that are scheduled to mature on or prior to the next master servicer remittance date or distribution date. There will be no independent verification of these transaction accounts or account activity.

Glossary of Terms

The following terms are given the meanings shown below to help describe the cash flows on the certificates:

"**Accrual Period**" means, with respect to any distribution date and for each class of certificates, the calendar month immediately preceding the month in which the distribution date occurs. For each distribution date and each related Accrual Period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

"**Aggregate Expense Rate**" means the sum of the servicing fee rate, the securities administrator fee rate, the master servicing fee rate, the custodian fee rate and the trustee fee rate.

"**Applicable Credit Support Percentage**" means, for each class of subordinate certificates and any distribution date, the sum of the Class Subordination Percentage of that class and the aggregate Class Subordination Percentage of all other classes (if any) of subordinate certificates having lower payment priorities than that class.

The approximate original Applicable Credit Support Percentages for each class of subordinate certificates on the date of issuance of such certificates are expected to be as follows:

Class [ ]	[ ]%
Class [ ]	[ ]%
Class [ ]	[ ]%
Class [ ]	[ ]%
Class [ ]	[ ]%

"**Assumed Stated Principal Balance**" means, with respect to a Stop Advance Mortgage Loan, as of any date of determination, the unpaid principal balance of such mortgage loan as determined by the amortization schedule for such mortgage loan at the time of determination (before any adjustment to such amortization schedule by reason of any moratorium or similar waiver or grace period) after giving effect to any previous servicing modification, principal prepayments and related liquidation proceeds allocable to principal and irrespective of any delinquency in payment by the related mortgagor.

"**Available Distribution Amount**" means, with respect to any distribution date, the sum of the following amounts:

(i) all scheduled payments of interest (net of the servicing fees, trustee fees, custodian fees, master servicing fees and securities administrator fees) and principal due during the related Due Period and received, together with any advances in respect thereof, or collected or advanced with respect to a prior Due Period and not included in the Available Distribution Amount for a previous distribution date; (ii) Insurance Proceeds received during the related Prepayment Period; (iii) Liquidation Proceeds received during the related Prepayment Period (net of unreimbursed expenses incurred in connection with a liquidation or foreclosure, unpaid fees in respect of such mortgage loan due to the servicer, servicing administrator, master servicer, securities administrator, custodian and trustee and unreimbursed advances, if any); (iv) Subsequent Recoveries received during the related Prepayment Period and any amounts received by the securities administrator or trustee since the prior distribution date as reimbursement for expenses or other amounts that were previously applied to reduce the Available Distribution Amount and were not applied to reduce Net WAC for any distribution date; (v) all partial or full prepayments of principal, together with any accrued interest thereon, identified as having been received on the mortgage loans during the related Prepayment Period, plus any amounts received from the servicers (other than [20% Servicer]), the servicing administrator or the master servicer in respect of Prepayment Interest Shortfalls on such mortgage loans; (vi) amounts received with respect to such distribution date as the Substitution Amount and the purchase price in respect of a deleted mortgage loan or a mortgage loan purchased by an originator or the seller as of such distribution date as a result of a breach of a representation or warranty; and (vii) the purchase price paid by the master servicer to purchase the mortgage loans and terminate the trust fund, if applicable;

minus:

(A) amounts applied to reimburse advances and servicing advances previously made and other amounts as to which the servicers (other than [20% Servicer]) and the servicing administrator are entitled to be reimbursed pursuant to the servicing agreements;

(B) amounts applied to reimburse advances and servicing advances previously made as to which the master servicer is entitled to be reimbursed pursuant to the pooling and servicing agreement; and

(C) the sum of all related fees, charges and costs, including indemnification amounts and costs of arbitration (other than the securities administrator fee, the trustee fee, the custodian fee and the master servicing fee) payable or reimbursable to the master servicer, the securities administrator, the asset representations reviewer and the trustee from the trust fund under the pooling and servicing agreement and the custodian from the trust fund in accordance with the custodial agreement, subject to an aggregate maximum amount of $300,000 annually (per year from the closing date to the first anniversary of the closing date and each subsequent anniversary year thereafter) excluding fees payable to the asset representations reviewer, to be paid to such parties collectively, in the order claims for payment of such amounts are received by the securities administrator; provided, however, that if a claim is presented, other than for fees payable to the asset representations reviewer, for an amount that, when combined with the amount of prior claims paid during that year, would exceed $300,000, then only a portion of such claim will be paid that will make the total amount paid during that year equal to $300,000 and the excess remaining unpaid, together with any additional claims received during that year, will be deferred until the following anniversary year and if the total amount of such deferred claims exceeds $300,000 then payment in such following anniversary year (and each subsequent anniversary year as may be needed until such deferred claims are paid in full) shall be apportioned among the master servicer, the securities administrator, the custodian and the trustee, in proportion to the aggregate amount of deferred claims submitted by such entity as of the last day of the prior year; provided that, in no event will the aggregate amount reimbursable to the Trustee exceed $125,000 annually (per year from the closing date to the first anniversary of the closing date and each subsequent anniversary year thereafter).

"**Certificate Interest Rate**" means, for any class of subordinate certificates and any distribution date, the Net WAC for that distribution date. For the Class [ ] Certificates and any distribution date, the lesser of (i) [_._____]% and (ii) the Net WAC for that distribution date. For the Class [ ] Certificates and any distribution date, the lesser of (i) [_._____]% and (ii) the Net WAC for that distribution date. For the Class [ ] Certificates and any distribution date, the lesser of (i) [_._____]% and (ii) the Net WAC for that distribution date. For the Class [ ] Certificates and any distribution date, a per annual rate equal to the lesser of (i) [_._____]% and (ii) the excess, if any, of the Net WAC for the related distribution date over the certificate interest rate on the Class [ ] Certificates for that distribution date. For the Class [ ] Certificates and any distribution date, a per annum rate equal to the excess, if any, of the Net WAC for that distribution date over [_._____]%.

"**Certificate Notional Amount**" means, with respect to an Interest-Only Certificate and any distribution date, such Certificate's percentage interest of the Class Notional Amount of such class of Certificates for such distribution

"**Certificate Principal Amount**" means, for any certificate (other than the Interest-only Certificates and the Residual Certificates) and any distribution date, the maximum specified dollar amount of principal to which the holder of the certificate is then entitled, that amount being equal to the initial principal amount set forth on the face of the certificate, as reduced by the amount of all principal distributions previously made with respect to that certificate, the principal portion of any Realized Losses previously allocated to that certificate and any Certificate Writedown Amount previously allocated to that certificate; provided, however, that on any distribution date on which a Subsequent Recovery or any amount described in clause (4) of the definition of Senior Principal Distribution Amount or Subordinate Principal Distribution Amount is distributed, the Certificate Principal Amount of any certificate then outstanding to which a Certificate Writedown Amount or Realized Loss amount has been applied will be increased, sequentially in order of seniority, by an amount equal to the lesser of (i) the principal portion of any Certificate Writedown Amount or Realized Loss amount previously allocated to that certificate to the extent not previously recovered and (ii) the sum of (x) the principal portion of any Subsequent Recovery that is distributed on such distribution date and (y) any amount described in clause (4) of the definition of Senior Principal Distribution Amount or Subordinate Principal Distribution Amount that is distributed on such distribution date, after application (for this purpose) to more senior classes of certificates, and provided further that on any distribution date on which the aggregate Stated Principal Balance of the mortgage loans or, in the case of any Stop Advance Mortgage Loan the Unpaid Principal Balance thereof, exceeds the aggregate of the Certificate Principal Amounts of the certificates, such excess (including any excess attributable to the allocation of Principal Forbearance Amounts) will be allocated to increase the Certificate Principal Amount of any certificate then outstanding to which a Certificate Writedown Amount or Realized Loss amount has previously been allocated, sequentially in order of seniority (and with respect to the Senior Certificates, pro rata based upon the amount of Certificate Writedown Amounts and Realized Losses previously allocated thereto), up to the principal amount of such Certificate Writedown Amount or Realized Loss to the extent not previously recovered. Notwithstanding the foregoing, the Certificate Principal Amount of the Initial Exchangeable Certificates and the Exchangeable Certificates will be subject to increase or decrease from time to time in connection with exchanges of such certificates as described herein.

"**Certificate Writedown Amount**" means the amount by which the aggregate Certificate Principal Amount of all the certificates (other than the Interest-only Certificates and the Residual Certificates) on any distribution date (after giving effect to distributions of principal and allocations of Realized Losses on that distribution date) exceeds the aggregate Stated Principal Balance of the mortgage loans or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance thereof for such distribution date, which will be applied to reduce the Class Principal Amount of each class of Subordinate Certificates in reverse order of their priority of payment and, after the Credit Support Depletion Date, to reduce the aggregate Class Principal Amount of the Senior Certificates (other than the Interest-only Certificates), on a pro rata basis in accordance with their respective Class Principal Amounts; *provided, however*, that any Certificate Writedown Amounts that would otherwise reduce the Class Principal Amount of the Class [   ] and Class [   ] Certificates will first reduce the Class Principal Amount of the Class [   ] Certificates until the Class Principal Amount of the Class [   ] Certificates has been reduced to zero, and will then reduce the respective Class Principal Amounts of the [   ] and Class [   ] Certificates on a pro rata basis in accordance with their respective Class Principal Amounts.

"**Class Notional Amount**" means, in respect of the Class [   ] Certificates and any distribution date, an amount equal to the Class Principal Amount of the Class [   ] Certificates, and in respect of the Class [   ] Certificates on any distribution date, an amount equal to the aggregate Class Principal Amount of the Class [   ], Class [   ] and Class [   ] Certificates.

"**Class Principal Amount**" means, for each class of certificates on any distribution date, an amount equal to the aggregate Certificate Principal Amounts of the certificates of that class immediately prior to each distribution date.

"**Class Subordination Percentage**" means, for any distribution date and each class of subordinate certificates, an amount equal to a fraction (expressed as a percentage), the numerator of which is the Class Principal Amount of that class prior to any distributions of principal, allocations of Realized Losses or allocations of Certificate Writedown Amounts on that distribution date and the denominator of which is the aggregate of the Class Principal Amounts of all classes of certificates (other than the interest-only certificates and the residual certificates) prior to any distributions of principal, allocations of Realized Losses or allocations of Certificate Writedown Amounts on that distribution date; provided that for purposes of calculating the numerator and the denominator above, the Class Principal Amount of the class of Subordinate Certificates with the lowest payment priority shall be reduced by the aggregate of the Unpaid Principal Balances of any Stop Advance Mortgage Loans for such distribution date.

"**Controlling Holder**" means, at any time, the holder of the majority of the Class Principal Amount of the Class [   ] Certificates or, if the Class Principal Amount of the Class [   ] Certificates has been reduced to zero, the holder of the majority of the Class Principal Amount of the Class [   ] Certificates, and may not be the depositor or the seller but may be an affiliate of the sponsor. If the Class Principal Amount of the Class [   ] and Class [   ] Certificates is zero, then there is no longer a Controlling Holder. It is expected that the initial Controlling Holder will be the sponsor or an affiliate of the sponsor, other than the depositor or the seller.

"**Credit Support Depletion Date**" means the date on which the aggregate Class Principal Amount of the subordinate certificates has been reduced to zero.

"**Current Interest**" means, for each class of certificates on any distribution date, an amount equal to the interest accrued during the related Accrual Period on the related Class Principal Amount prior to any distributions of principal, allocations of Realized Losses or allocations of Certificate Writedown Amounts on that distribution date (or in the case of the interest-only certificates, the Class Notional Amount immediately prior to that distribution date) at the applicable Certificate Interest Rate.

"**Due Date**" means, with respect to a mortgage loan, the date specified in the related mortgage note on which the monthly scheduled payment of interest and principal (or interest only during the applicable interest-only period following origination with respect to the hybrid mortgage loans and interest-only mortgage loans) is due, exclusive of any days of grace, which is generally the first day of the calendar month.

"**Due Period**" means, with respect to any distribution date, the period beginning on the second day of the calendar month preceding the month in which the distribution date occurs and ending on the first day of the calendar month in which that distribution date occurs.

"**Exchangeable Certificates**" means the Class [   ], Class [   ], Class [   ] and Class [   ] Certificates.

"**Initial Exchangeable Certificates**" means the Class [   ], Class [   ] and Class [   ] Certificates.

"**Insurance Proceeds**" means all proceeds of any insurance policies with respect to the mortgage loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the related borrower in accordance with the servicer's normal servicing procedures and excluding insured expenses.

"**Interest Distribution Amount**" means, for each class of certificates on any distribution date, the Current Interest for that class on that distribution date as reduced by (A) each such class' share of Net Interest Shortfalls, which will be allocated to each class on a pro rata basis based on the amount of Current Interest payable to each such class, and (B) by the sum of (i) interest accrued on the aggregate Assumed Stated Principal Balance of all Stop Advance Mortgage Loans at their respective Net Mortgage Rates and (ii) an amount equal to (a) the Net WAC multiplied by (b) the aggregate Unpaid Principal Balance of all Stop Advance Mortgage Loans minus the aggregate Assumed Stated Principal Balance of all Stop Advance Mortgage Loans, which will be allocated first to the class of certificates with the lowest payment priority and then to the class of certificates with the next lowest payment priority, and so on, in each case up to the Interest Distribution Amount of each such class for such distribution date prior to giving effect to this clause (B) and, in the case of the Senior Certificates, will be allocated to the Senior Certificates on a pro rata basis in accordance with their respective Interest Distribution Amounts prior to giving effect to this clause (B)..

"**Interest Shortfall**" means, as to any class of certificates and any distribution date, the sum of (a) the amount by which (i) the Interest Distribution Amount for such class on all prior distribution dates exceeds (ii) amounts distributed in respect of interest to such class on prior distribution dates, and (b) if any Stop Advance Mortgage Loan is no longer a Stop Advance Mortgage Loan (including as a result of a servicing modification) or became a Liquidated Mortgage Loan in the related Due Period or Prepayment Period, as applicable, any amounts by which the Interest Distribution Amount for such class was reduced on any prior distribution date pursuant to clause (B) of the definition of Interest Distribution Amount, up to the amount of accrued but unpaid interest received on such mortgage loan, excluding any such unpaid interest that was added to the unpaid principal balance of the mortgage loan as a result of a servicing modification or, in the case of a Liquidated Mortgage Loan, up to the amount of collections allocated to accrued and unpaid interest on such mortgage loan, which amounts shall be allocated to such classes of certificates in order of payment priority with respect to interest.

"**Liquidated Mortgage Loan**" means a defaulted mortgage loan as to which the servicer has determined that all recoverable Liquidation Proceeds and Insurance Proceeds have been received.

"**Liquidation Proceeds**" means all cash amounts received in connection with the liquidation of defaulted mortgage loans, by foreclosure or otherwise, including net proceeds from any REO Property or amounts received in connection with a condemnation or partial release of a mortgaged property.

"**Master Servicer Remittance Date**" means, the Business Day prior to each Distribution Date.

"**Net Interest Shortfall**" means, with respect to the mortgage loans and any distribution date, the sum of (i) any Net Prepayment Interest Shortfalls for that distribution date and (ii) the amount of interest that would otherwise have been received with respect to any mortgage loan that was subject to a reduction in the amount of monthly interest payment on a mortgage loan pursuant to the Relief Act or similar state or local law.

"**Net Mortgage Rate**" means, respect to any mortgage loan and any distribution date, the related mortgage rate as of the Due Date in the month preceding the month of such distribution date, reduced by the Aggregate Expense Rate.

"**Net Prepayment Interest Shortfall**" means, with respect to a mortgage loan and any distribution date, the amount by which a Prepayment Interest Shortfall for the related Due Period exceeds the amount that a servicer, the servicing administrator or the master servicer is obligated to remit pursuant to the related servicing agreement and/or the pooling and servicing agreement to cover such shortfall for such Due Period.

"**Net WAC**" means, as of any distribution date, an annual rate, expressed as a percentage, equal to the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the related Due Period, weighted on the basis of the Stated Principal Balances or, in the case of any Stop Advance Mortgage Loan, the Assumed Stated Principal Balances thereof, as of the first day of the related Due Period, minus (a) a fraction, the numerator of which equals the amount of any fees, charges and other costs, including indemnification amounts and costs of arbitration (other than the securities administrator fee, the trustee fee, the master servicing fee and the custodian fee), paid or reimbursed to the master servicer, the securities administrator and the trustee from the trust fund under the pooling and servicing agreement and the custodian under the custodial agreement during the prior calendar month, that are subject to an aggregate maximum amount of $300,000 annually, and the denominator of which equals the aggregate Stated Principal Balance of the mortgage loans or, in the case of any Stop Advance Mortgage Loan, the Assumed Stated Principal Balance thereof, multiplied by (b) twelve.

"**Original Subordinate Class Principal Amount**" means the aggregate Class Principal Amount of the subordinate certificates as of the closing date.

"**Prepayment Interest Shortfall**" means, with respect to a mortgage loan and any distribution date, the amount by which interest paid by a borrower in connection with a prepayment of principal on a mortgage loan is less than one month's interest at the related mortgage rate on the Stated Principal Balance of that mortgage loan as of the preceding distribution date.

"**Prepayment Period**" means, (i) for full principal prepayments on any mortgage loan serviced by [20% Servicer] and (a) any distribution date other than the distribution date in [   ], the period commencing on the 15th day of the month preceding the month in which the related distribution date occurs through the 14th day of the month in which the related distribution date occurs and (b) the distribution date in [   ], the period commencing on [   ] through [   ] and (ii) for any distribution date and any mortgage loan serviced by [20% Originator/Servicer] and for partial principal prepayments on any mortgage loan serviced by [20% Servicer], the calendar month preceding the month in which the related distribution date occurs.

"**Principal Forbearance Amount**" means, with respect to a mortgage loan that was the subject of a servicing modification, the amount of principal of the mortgage loan that has been deferred and that does not accrue interest.

"**Realized Loss**" means (a) with respect to each Liquidated Mortgage Loan, an amount (not less than zero or more than the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance of the mortgage loan plus accrued interest) as of the date of such liquidation, equal to (i) the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance of the Liquidated Mortgage Loan as of the date of such liquidation, plus (ii) interest at the Net Mortgage Rate from the Due Date as to which interest was last paid by the borrower up to the Due Date in the month in which Liquidation Proceeds are required to be distributed on the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance of such Liquidated Mortgage Loan, minus (iii) the net Liquidation Proceeds received during the month in which such liquidation occurred, (b) the amount by which, in the event of bankruptcy of a borrower, a bankruptcy court reduces the secured debt to the value of the related mortgaged property, (c) with respect to a mortgage loan that has been the subject of a servicing modification, any principal due on the mortgage loan that has been written off by the related servicer and any Principal Forbearance Amount or (d) with respect to each Class of Certificates, the amount by which the related Class Principal Amount is reduced as a result of clauses (a), (b) or (c) above. For the avoidance of doubt, net Liquidation Proceeds is net of outstanding expenses incurred with respect to such mortgage loan and advances, if any, made by the servicers or the applicable servicing administrator, as described in this prospectus.

In addition, the principal portion of Realized Losses in clause (a) above, means with respect to each Liquidated Mortgage Loan, an amount (not less than zero or more than the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, of the mortgage loan plus accrued interest) as of the date of such liquidation, equal to (i) the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, of the Liquidated Mortgage Loan as of the date of such liquidation, minus (ii) the net Liquidation Proceeds received during the month in which such liquidation occurred.

"**REMIC Provisions**" means the provisions of the federal income tax law relating to real estate mortgage investment conduits, which appear at sections 860A through 860G of the Code, and related provisions, and regulations, including proposed regulations and rulings, and administrative pronouncements promulgated thereunder, as the foregoing may be in effect from time to time.

"**REO Property**" means a mortgaged property acquired by the trust fund through foreclosure or deed-in-lieu of foreclosure in connection with a defaulted mortgage loan or otherwise treated as having been acquired pursuant to the REMIC Provisions.

"**Senior Percentage**" means, for any distribution date, the percentage equivalent of a fraction, the numerator of which is the aggregate Class Principal Amount of the Class [ ], Class [ ] and Class [ ] Certificates prior to any distributions of principal, allocations of Realized Losses or allocations of Certificate Writedown Amounts on such distribution date and the denominator of which is the aggregate Stated Principal Balance of all of the mortgage loans as of the preceding distribution date. The initial Senior Percentage will be approximately 92.90%. For the avoidance of doubt, the Stated Principal Balance of a Stop Advance Mortgage Loan shall be zero.

"**Senior Prepayment Percentage**" means, for any distribution date occurring before the distribution date in [ ] 2020, 100%. For any distribution date in or after [ ] 2020, Senior Prepayment Percentage means the following:

- for any distribution date occurring in or after [ ] 2020 to and including [ ] 2021, the Senior Percentage plus 70% of the Subordinate Percentage for that date;

- for any distribution date occurring in or after [ ] 2021 to and including [ ] 2022, the Senior Percentage plus 60% of the Subordinate Percentage for that date;

- for any distribution date occurring in or after [ ] 2022 to and including [ ] 2023, the Senior Percentage plus 40% of the Subordinate Percentage for that date;

- for any distribution date occurring in or after [ ] 2023 to and including [ ] 2024, the Senior Percentage plus 20% of the Subordinate Percentage for that date; and

- for any distribution date occurring in [ ] 2024 and thereafter, the Senior Percentage for that date;

provided, *however*, that there will be no reduction in the Senior Prepayment Percentage (other than as a result of a reduction of the Senior Percentage) on any distribution date unless the Step-Down Test is satisfied; and *provided, further,* that if on any distribution date on or after the distribution date in [ ], the Senior Percentage exceeds the initial Senior Percentage, the Senior Prepayment Percentage for that distribution date will again equal 100%.

In addition, if on any distribution date the allocation to the Class [ ], Class [ ] and Class [ ] Certificates of full and partial principal prepayments and other amounts in the percentage required above would reduce the aggregate Class Principal Amount of the Class [ ], Class [ ] and Class [ ] Certificates to below zero, the Senior Prepayment Percentage for that distribution date will be limited to the percentage necessary to reduce the aggregate Class Principal Amount of those certificates to zero.

"**Senior Principal Distribution Amount**" has the meaning set forth under "*Description of the Certificates— Distributions of Principal—Senior Principal Distribution Amount.*"

"**Servicer Remittance Date**" means, for any mortgage loan serviced by [20% Servicer], the 20th day of any month, or if such 20th day is not a business day, the first business day immediately preceding such 20th day, and for any other mortgage loan, the 18th day of any month, or if such 18th day is not a business day, the first business day immediately following that 18th day.

"**Stated Principal Balance**" means, for a mortgage loan at any date of determination, the unpaid principal balance of the mortgage loan as of the most recent Due Date as determined by the amortization schedule for the mortgage loan at the time relating thereto (before any adjustment to that amortization schedule by reason of any moratorium or similar waiver or grace period) after giving effect to any previous servicing modification, principal prepayments and related Liquidation Proceeds allocable to principal and to the payment of principal due on such Due Date (but not unscheduled principal prepayments received on such Due Date) and irrespective of any delinquency in payment by the related borrower; provided that the Stated Principal Balance of any Stop Advance Mortgage Loan shall be zero for all purposes under the pooling and servicing agreement; and provided further that the Stated Principal Balance of any Stop Advance Mortgage Loan for the Due Date in the Due Period or Prepayment Period, as applicable, in which such mortgage loan is no longer a Stop Advance Mortgage Loan, including if such Mortgage Loan has become a Liquidated Mortgage Loan, shall be the Unpaid Principal Balance of such Mortgage Loan; provided, if a Stop Advance Mortgage Loan has become current as a result of a servicing modification, then the Stated Principal Balance of such mortgage loan for such Due Date shall be the Unpaid Principal Balance thereof after giving effect to such servicing modification. For the avoidance of doubt, the Stated Principal Balance of any mortgage loan that has been prepaid in full or has become a Liquidated Mortgage Loan during the related Prepayment Period will be zero.

"**Step-Down Test**" means, as to any distribution date, the test that will be satisfied if both of the following conditions are met: *first*, the aggregate Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, of all mortgage loans delinquent 60 days or more (including mortgage loans in foreclosure, REO Property or bankruptcy status) and all mortgage loans subject to a servicing modification within the 12 months prior to that distribution date, averaged over the preceding six-month period, as a percentage of the aggregate Class Principal Amounts on such distribution date (without giving effect to any payments on such distribution date) of the subordinate certificates, does not equal or exceed 50%; and *second*, cumulative Realized Losses on the mortgage loans plus, with respect to any mortgage loans that have been the subject of a servicing modification, any interest due on such mortgage loans that has been written off by the servicer, do not exceed:

- for each distribution date occurring in the period from [   ] 2018 to and including [   ] 2019, 20% of the Original Subordinate Class Principal Amount;

- for each distribution date occurring in the period from [   ] 2019 to and including [   ] 2020, 25% of the Original Subordinate Class Principal Amount;

- for each distribution date occurring in the period from [   ] 2020 to and including [   ] 2021, 30% of the Original Subordinate Class Principal Amount;

- for each distribution date occurring in the period from [   ] 2021 to and including [   ] 2022, 35% of the Original Subordinate Class Principal Amount; and

- for the distribution date in [   ] 2022 and thereafter, 40% of the Original Subordinate Class Principal Amount.

"**Stop Advance Mortgage Loan**" means, with respect to any distribution date, any mortgage loan that is 120 days or more delinquent as of the related Due Date, based on the Mortgage Bankers Association method of calculating delinquency.

"**Subordinate Class Percentage**" means, with respect to any distribution date and any class of subordinate certificates, the percentage equivalent of a fraction, the numerator of which is the Class Principal Amount of such class on such distribution date and the denominator of which is the aggregate of the Class Principal Amounts of all classes of subordinate certificates on such distribution date; provided that for purposes of calculating the numerator and the denominator above, the Class Principal Amount of the class of Subordinate Certificates with the lowest payment priority shall be reduced by the aggregate of the Unpaid Principal Balances of any Stop Advance Mortgage Loans for such distribution date.

"**Subordinate Percentage**" means, with respect to any distribution date, an amount equal to the difference between 100% and the Senior Percentage on that distribution date. The initial Subordinate Percentage will be approximately [   ]%.

"**Subordinate Prepayment Percentage**" means, with respect to any distribution date, the difference between 100% and the Senior Prepayment Percentage on that distribution date.

"**Subordinate Principal Distribution Amount**" has the meaning set forth under "*Description of the Certificates—Distributions of Principal—Subordinate Principal Distribution Amount.*"

"**Subsequent Recovery**" means any amount recovered by a servicer (i) with respect to a Liquidated Mortgage Loan (after reimbursement of any unreimbursed advances or expenses relating to such Liquidated Mortgage Loan as well as any previously Liquidated Mortgage Loans) with respect to which a Realized Loss was incurred after the liquidation or disposition of such mortgage loan or (ii) as a Principal Forbearance Amount.

"**Substitution Amount**" means, for any month in which an originator or the seller substitutes one or more qualified substitute mortgage loans for one or more deleted mortgage loans as a result of a breach of a representation or warranty with respect to a mortgage loan, the amount by which the aggregate purchase price of all of the deleted mortgage loans exceeds the aggregate Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, of the qualified substitute mortgage loans, together with one month's interest at the Net Mortgage Rate.

"**Unpaid Principal Balance**" means, with respect to a Stop Advance Mortgage Loan and any date of determination, the Stated Principal Balance thereof immediately prior to the mortgage loan becoming a Stop Advance Mortgage Loan, reduced by the principal portion of any scheduled payment on such Stop Advance Mortgage Loan that was included in the Available Distribution Amount on or prior to the date of determination.

Available Distribution Amount

Distributions on the certificates will be made by the securities administrator on each distribution date, which will be the 25th day of each month, or if such day is not a business day, on the first business day thereafter commencing in [   ] 2015, to the persons in whose names such certificates are registered on the applicable record date. For this purpose, a "business day" is any day other than (i) a Saturday or Sunday, (ii) a legal holiday in the State of New York, the State of Texas, the State of California or the State of Delaware, (iii) a day on which banks in the State of New York, the State of Texas, the State of California or the State of Delaware are authorized or obligated by law or executive order to be closed or (iv) a day on which the New York Stock Exchange or the Federal Reserve Bank of New York is closed.

Payments on each distribution date will be made by wire transfer in immediately available funds to the account of such certificateholder at a bank or other depository institution having appropriate wire transfer facilities; provided that the holder has furnished the securities administrator with wire instructions no later than seven days prior to the related distribution date (which may be in the form of standing instructions) or otherwise by check mailed to the address of the holder of the certificate entitled thereto as it appears on the applicable certificate register. However, the final payment in retirement of the certificates will be made only upon presentment and surrender of the certificates at the corporate trust office of the securities administrator. See "— *Book Entry Certificates*" above for the method of payment to beneficial owners of Book-Entry Certificates.

Distributions will be made on each distribution date from, and to the extent of, the Available Distribution Amount as described under "—*Priority of Distributions and Allocation of Shortfalls*" below.

Distributions of Interest

General. The Certificate Interest Rate for each class of certificates for each distribution date is described in the definition of Certificate Interest Rate in this prospectus. On each distribution date, to the extent of funds available therefor, each class of certificates will receive Current Interest, as reduced by the following amounts to arrive at each class of certificates' entitled amount of interest or the Interest Distribution Amount.

Net Interest Shortfalls for any distribution date will be allocated among all classes of senior certificates and all classes of subordinate certificates proportionately based on Current Interest otherwise distributable on each class on such distribution date.

In connection with reductions from Current Interest due to Stop Advance Mortgage Loans, interest payments will be reduced by the sum of (i) interest accrued on the aggregate Assumed Stated Principal Balance of all Stop Advance Mortgage Loans at their respective Net Mortgage Rates and (ii) an amount equal to (a) the Net WAC multiplied by (b) the aggregate Unpaid Principal Balance of all Stop Advance Mortgage Loans minus the aggregate Assumed Stated Principal Balance of all Stop Advance Mortgage Loans, which will be allocated first to the class of certificates with the lowest payment priority and then to the class of certificates with the next lowest payment priority, and so on, in each case up to the Interest Distribution Amount of each such class for such Distribution Date prior to giving effect to this sentence and, in the case of the Senior Certificates, will be allocated to the Senior Certificates on a pro rata basis in accordance with their respective Interest Distribution Amounts prior to giving effect to this sentence.

If on a particular distribution date there is an Interest Shortfall, interest will be distributed on each certificate of equal priority within such classes of certificates based on the *pro rata* amount of interest it would otherwise have been entitled to receive in the absence of such shortfall. Any unpaid interest amount on a class of certificates will be carried forward and added to the amount which holders of those classes of certificates will be entitled to receive on the next distribution date. An Interest Shortfall could occur, for example, if losses realized on the mortgage loans were exceptionally high or were concentrated in a particular month. Any unpaid interest amount so carried forward will not bear interest.

Distributions of Principal

General. All payments and other amounts received in respect of principal of the mortgage loans will be allocated between the senior certificates (other than the interest-only certificates in respect of principal payments) and the subordinate certificates as described below. On each distribution date, the senior certificates will be entitled to the Senior Principal Distribution Amount and the subordinate certificates will be entitled to the Subordinate Principal Distribution Amount.

Senior Principal Distribution Amount. On each distribution date, the Available Distribution Amount remaining after payment of interest with respect to the senior certificates, up to the amount of the Senior Principal Distribution Amount for such distribution date, will be distributed as principal to the Class [ ], Class [ ] and Class [ ] Certificates, as described under "—*Priority of Distributions and Allocation of Shortfalls*" in this prospectus.

The "Senior Principal Distribution Amount" for any distribution date will equal the sum of:

(1)   the product of (a) the Senior Percentage and (b) the principal portion of the scheduled payment due on each mortgage loan on the related Due Date, whether or not received, other than the principal portion of the scheduled payment of any Stop Advance Mortgage Loans, together with the principal portion of any payment on a Stop Advance Mortgage Loan for the related or any prior Due Date that was received, was not included in the Available Distribution Amount for any previous Distribution Date, and was not the subject of a monthly advance;

(2)   the product of (a) the Senior Prepayment Percentage and (b) each of the following amounts: (i) the principal portion of each full and partial principal prepayment made by a borrower on a mortgage loan during the related Prepayment Period; (ii) each other unscheduled collection, including Subsequent Recoveries, Insurance Proceeds and net Liquidation Proceeds (other than with respect to any mortgage loan that was finally liquidated during the related Prepayment Period) representing or allocable to recoveries of principal of the mortgage loans received during the related Prepayment Period; (iii) the principal portion of the purchase price of each mortgage loan purchased by an originator or seller due to a material breach of a representation and warranty with respect to such mortgage loan or, in the case of a permitted substitution of a defective mortgage loan, the amount representing any Substitution Amount in connection with any such replaced mortgage loan included in the Available Distribution Amount for such distribution date; and (iv) the principal portion of the purchase price for mortgage loans paid by the master servicer in exercising its right to terminate the trust fund;

(3)   with respect to each mortgage loan that became a Liquidated Mortgage Loan during the related Prepayment Period, the lesser of (a) the net Liquidation Proceeds allocable to principal and (b) the product of (i) the

Senior Prepayment Percentage for that distribution date and (ii) the remaining principal balance of the mortgage loan at the time of liquidation; and

(4)   any amounts described in clauses (1) through (3) above that remain unpaid with respect to the senior certificates from prior distribution dates.

If on any distribution date the allocation to the Class [ ], Class [ ] and Class [ ] Certificates of the Senior Principal Distribution Amount would reduce the aggregate Class Principal Amount of such certificates below zero, the distribution to such classes of certificates of the Senior Principal Distribution Amount for such distribution date will be limited to the amount necessary to reduce the aggregate Class Principal Amount of such certificates to zero.

In addition, until the aggregate Class Principal Amount of the Class [ ], Class [ ] and Class [ ] Certificates is reduced to zero, if on any distribution date the aggregate of the Class Principal Amounts of the subordinate certificates is less than or equal to [_____]% of the Stated Principal Balance of the mortgage loans as of the closing date, the Senior Principal Distribution Amount for such distribution date and each succeeding distribution date will include all principal collections on the mortgage loans distributable on that distribution date, and the Subordinate Principal Distribution Amount will be zero.

In addition, until the aggregate Class Principal Amount of the Class [ ], Class [ ] and Class [ ] Certificates is reduced to zero, if on any distribution date, the Subordinate Percentage for such distribution date is less than [_____]%, the Senior Principal Distribution Amount for such distribution date will include all principal collections on the mortgage loans distributable on that distribution date, and the Subordinate Principal Distribution Amount will be zero.

Subordinate Principal Distribution Amount. To the extent funds are available, and except as provided in the last four paragraphs under the heading "—*Subordinate Principal Distribution Amount,*" each class of subordinate certificates will be entitled to receive, on each distribution date, its pro rata share of the "Subordinate Principal Distribution Amount" for that date. Distributions of principal with respect to the subordinate certificates will be made on each distribution date in the order of their numerical class designations, beginning with the Class [ ] Certificates. *See "— Priority of Distributions and Allocation of Shortfalls."*

The "Subordinate Principal Distribution Amount" for each distribution date is equal to the sum of:

(1) the product of (a) the Subordinate Percentage and (b) the principal portion of each scheduled payment on each mortgage loan due during the related Due Period, whether or not received, other than the principal portion of the scheduled payment of any Stop Advance Mortgage Loans, together with the principal portion of any payment on a Stop Advance Mortgage Loan for the related or any prior Due Date that was received, was not included in the Available Distribution Amount for any previous Distribution Date, and was not the subject of a monthly advance;

(2) the product of (a) the Subordinate Prepayment Percentage and (b) each of the following amounts: (i) the principal portion of each full and partial principal prepayment made by a borrower on a mortgage loan during the related Prepayment Period, (ii) each other unscheduled collection, including Subsequent Recoveries, Insurance Proceeds and net Liquidation Proceeds (other than with respect to any mortgage loan that was finally liquidated during the related Prepayment Period), representing or allocable to recoveries of principal of mortgage loans received during the related Prepayment Period; (iii) the principal portion of the purchase price of each mortgage loan that was purchased by an originator or seller due to a material breach of a representation and warranty with respect to such mortgage loan or, in the case of a permitted substitution of a defective mortgage loan, the amount representing any Substitution Amount in connection with any such replaced mortgage loan included in the Available Distribution Amount for such distribution date; and (iv) the principal portion of the purchase price for mortgage loans paid by the master servicer in exercising its right to terminate the trust fund;

(3) with respect to unscheduled recoveries allocable to principal of any mortgage loan that was finally liquidated during the related Prepayment Period, the related net Liquidation Proceeds allocable to principal, to the extent not distributed pursuant to clause (3) of the definition of Senior Principal Distribution Amount; and

(4) the lesser of (x) any amounts described in clauses (1) through (3) above for any previous distribution date that remain unpaid and (y) the Available Distribution Amount remaining after application of the Available Distribution Amount to pay the Interest Distribution Amount and Interest Shortfalls for each class of certificates, the Senior Principal Distribution Amount (giving effect to clause (4) thereof) and the Subordinate Principal Distribution Amount (without giving effect to clause (4) thereof).

Notwithstanding the above, with respect to any class of subordinate certificates (other than the class of Subordinate Certificates outstanding with the lowest numerical class designation), if on any distribution date the sum of the Class Subordination Percentage of such class and the aggregate Class Subordination Percentages of all classes of subordinate certificates which have a lower payment priority than that class is less than the Applicable Credit Support Percentage for that class on the closing date, no distribution of principal will be made to any such classes on such distribution date. Instead, the Subordinate Principal Distribution Amount on that distribution date will be allocated among the more senior classes of subordinate certificates, *pro rata*, based upon their respective Class Principal Amounts, and principal and interest will be distributed in the order described below under "—*Priority of Distributions and Allocation of Shortfalls*."

Notwithstanding the above, with respect to each class of subordinate certificates (other than the class of Subordinate Certificates outstanding with the lowest numerical class designation), if on any distribution date the Class Principal Amount of that class and the aggregate of the Class Principal Amounts of all classes of subordinate certificates which have a lower payment priority than that class is less than or equal to [_____]% of the Stated Principal Balance of the mortgage loans as of the closing date, the portion of the Subordinate Principal Distribution Amount otherwise distributable to such class or classes on such distribution date and each succeeding distribution date will be allocated among the subordinate certificates with a higher payment priority then entitled to principal, *pro rata*, based on their respective Class Principal Amounts and any remaining Subordinate Principal Distribution Amount will be included in the Senior Principal Distribution Amount for such distribution date.

In addition, until the aggregate Class Principal Amount of the Class [   ], Class [   ] and Class [   ] Certificates is reduced to zero, if on any distribution date the aggregate of the Class Principal Amounts of the subordinate certificates is less than or equal to [_____]% of the Stated Principal Balance of the mortgage loans as of the closing date, the Senior Principal Distribution Amount for such distribution date and each succeeding distribution date will include all principal collections on the mortgage loans distributable on that distribution date, and the Subordinate Principal Distribution Amount will be zero.

In addition, until the aggregate Class Principal Amount of the Class [   ], Class [   ] and Class [   ] Certificates is reduced to zero, if on any distribution date, the Subordinate Percentage for such distribution date is less than [_____]%, the Senior Principal Distribution Amount for such distribution date will include all principal collections on the mortgage loans distributable on that distribution date, and the Subordinate Principal Distribution Amount will be zero.

Priority of Distributions and Allocation of Shortfalls

On each distribution date, the Available Distribution Amount for such date will be applied to distributions on the certificates in the following order of priority[, subject to the provisions regarding Exchangeable Certificates described below]:

(1)   to the senior certificates, pro rata, each such class's Interest Distribution Amount and any accrued but unpaid Interest Shortfalls;

(2)   to the Class [   ], Class [   ] and Class [   ] Certificates, the Senior Principal Distribution Amount, concurrently as follows:

(a) to the Class [   ] Certificates, a pro rata portion of the Senior Principal Distribution Amount based upon its Class Principal Amount and the Class Principal Amounts of the Class [   ], Class [   ] and Class [   ] Certificates, until the Class Principal Amount of the Class [   ] Certificates has been reduced to zero; and

(b) to the Class [ ] and Class [ ] Certificates, the remaining portion of the Senior Principal Distribution Amount, allocated sequentially to the Class [ ] Certificates, until the Class Principal Amount of the Class [ ] Certificates has been reduced to zero, and then to the Class [ ] Certificates, until the Class Principal Amount of the Class [ ] Certificates has been reduced to zero;

(3)   to the Class [ ] Certificates, the Interest Distribution Amount for such date and class and any accrued but unpaid Interest Shortfalls for such date and class;

(4)   to the Class [ ] Certificates, such class's Subordinate Class Percentage of the Subordinate Principal Distribution Amount payable to such class for such date, until its Class Principal Amount has been reduced to zero;

(5)   to the Class [ ] Certificates, the Interest Distribution Amount for such date and class and any accrued but unpaid Interest Shortfalls for such date and class;

(6)   to the Class [ ] Certificates, such class's Subordinate Class Percentage of the Subordinate Principal Distribution Amount payable to such class for such date, until its Class Principal Amount has been reduced to zero;

(7)   to the Class [ ] Certificates, the Interest Distribution Amount for such date and class and any accrued but unpaid Interest Shortfalls for such date and class;

(8)   to the Class [ ] Certificates, such class's Subordinate Class Percentage of the Subordinate Principal Distribution Amount payable to such class for such date, until its Class Principal Amount has been reduced to zero;

(9)   to the Class [ ] Certificates, the Interest Distribution Amount for such date and class and any accrued but unpaid Interest Shortfalls for such date and class;

(10)   to the Class [ ] Certificates, such class's Subordinate Class Percentage of the Subordinate Principal Distribution Amount payable to such class for such date, until its Class Principal Amount has been reduced to zero;

(11)   to the Class [ ] Certificates, the Interest Distribution Amount for such date and class and any accrued but unpaid Interest Shortfalls for such date and class;

(12)   to the Class [ ] Certificates, such class's Subordinate Class Percentage of the Subordinate Principal Distribution Amount payable to such class for such date, until its Class Principal Amount has been reduced to zero; and

(13)   to the Class R and Class LT-R Certificates, any remaining amounts allocated between such classes in the manner specified in the pooling and servicing agreement (with any such amounts representing net gain resulting from the sale of any REO Properties or other Liquidation Proceeds allocated solely to the Class LT-R Certificates).

Notwithstanding the above, on any distribution date on and after the Credit Support Depletion Date, the Senior Principal Distribution Amount will be distributed to the Class [ ], Class [ ] and Class [ ] Certificates, pro rata in accordance with their respective Class Principal Amounts.

In the event that Initial Exchangeable Certificates have been exchanged for the related Exchangeable Certificates in one of the exchange combinations described under "*Permitted Exchanges*" herein, the Exchangeable Certificates received in such an exchange will be entitled to a proportionate share of the interest and/or principal payments, as applicable, otherwise allocable to the classes of Initial Exchangeable Certificates so exchanged.

Subordination of Payments to the Subordinate Certificates

The rights of the holders of the subordinate certificates to receive payments with respect to the mortgage loans will be subordinated to the rights of the holders of the senior certificates and the rights of the holders of each class of subordinate certificates (other than the Class [   ] Certificates) to receive such payments will be further subordinated to the rights of the class or classes of subordinate certificates with lower numerical class designations, in each case only to the extent described in this prospectus. The subordination of the subordinate certificates to the senior certificates and the further subordination among the subordinate certificates is intended to provide the certificateholders having higher relative payment priority with protection against Realized Losses and shortfalls in the Available Distribution Amount.

Allocation of Realized Losses

If a Realized Loss occurs on the mortgage loans (including a servicing modification resulting in a reduction of the outstanding principal amount of such mortgage loan or a principal forbearance), then, on each distribution date, the principal portion of that Realized Loss will be allocated first, to reduce the Class Principal Amount of each class of subordinate certificates, in inverse order of priority, until the Class Principal Amount thereof has been reduced to zero (that is, such Realized Losses will be allocated to the Class [   ] Certificates while those certificates are outstanding, then to the Class [   ] Certificates while those certificates are outstanding, then to the Class [   ] Certificates while those certificates are still outstanding, and so forth) and second, to the senior certificates (other than the interest-only certificates), pro rata, until their respective Class Principal Amounts have been reduced to zero; *provided, however*, that Realized Losses that would otherwise reduce the Class Principal Amount of the Class [   ] and Class [   ] Certificates will first reduce the Class Principal Amount of the Class [   ] Certificates until the Class Principal Amount of the Class [   ] Certificates has been reduced to zero, and will then reduce the respective Class Principal Amounts of the Class [   ] and Class [   ] Certificates on a pro rata basis in accordance with their respective Class Principal Amounts.

In the event that Initial Exchangeable Certificates have been exchanged for the related Exchangeable Certificates in one of the exchange combinations described under "*Permitted Exchanges*" herein, the Exchangeable Certificates received in such an exchange will be allocated a proportionate share of the Realized Losses, as applicable, otherwise allocable to the classes of Initial Exchangeable Certificates so exchanged.

Liquidation Proceeds and other recoveries on a mortgage loan will be applied first to outstanding fees and expenses incurred with respect to such mortgage loan, including advances, then, to principal and finally to accrued, unpaid interest.

The Class Principal Amount of the lowest ranking class of subordinate certificates then outstanding will be reduced by the Certificate Writedown Amount and if no subordinate certificates are then outstanding, the Class Principal Amounts of the Class [   ], Class [   ] and Class [   ] Certificates will be reduced, pro rata, in accordance with their respective Class Principal Amounts, by the Certificate Writedown Amount; *provided, however*, that any Certificate Writedown Amounts that would otherwise reduce the Class Principal Amount of the Class [   ] and Class [   ] Certificates will first reduce the Class Principal Amount of the Class [   ] Certificates until the Class Principal Amount of the Class [   ] Certificates has been reduced to zero, and will then reduce the respective Class Principal Amounts of the Class [   ] and Class [   ] Certificates on a pro rata basis in accordance with their respective Class Principal Amounts.

In the event that Initial Exchangeable Certificates have been exchanged for the related Exchangeable Certificates in one of the exchange combinations described under "*Permitted Exchanges*" herein, the Exchangeable Certificates received in such an exchange will be allocated a proportionate share of the Certificate Writedown Amounts, as applicable, otherwise allocable to the classes of Initial Exchangeable Certificates so exchanged.

Any class of certificates whose Class Principal Amount has been reduced to zero due to the allocation of Realized Losses will nonetheless remain outstanding under the pooling and servicing agreement and will continue to be entitled to receive Subsequent Recoveries until the termination of the trust fund; provided that any such class of certificates will not be outstanding for the purpose of the exercise of any voting rights with respect to matters under the pooling and servicing agreement requiring or permitting actions to be taken by the certificateholders.

Subsequent Recoveries will be distributed to the certificates still outstanding, in accordance with the priorities described under *"—Priority of Distribution and Allocation of Shortfalls*," and the Class Principal Amount of each class of certificates then outstanding that has been reduced due to application of a Certificate Writedown Amount or Realized Loss will be increased, pro rata in accordance with their respective Class Principal Amounts with respect to the senior certificates, and sequentially in order of seniority with respect to the subordinate certificates, by the lesser of (i) the amount of such Subsequent Recovery (reduced by any amounts applied for this purpose to senior ranking certificates) and (ii) the Realized Loss amount previously allocated to such class. Any Subsequent Recovery that is received during a Prepayment Period will be distributed together with the Available Distribution Amount for the related distribution date.

Final Scheduled Distribution Date

The final scheduled distribution date for each class of certificates is the distribution date in the month immediately following the latest maturity date of any mortgage loan as of the cut-off date. The final scheduled distribution date of each class of certificates is the distribution date in [   ]. The actual final distribution date for any class may be earlier or later, and could be substantially earlier or later, than the final scheduled distribution date. The servicers will not be permitted to modify mortgage loans to extend the maturity beyond that date, and the master servicer will not be permitted to consent to the modification of a mortgage loan pursuant to any servicing agreement to extend the maturity date beyond that date, except in each case as otherwise required by applicable law or a court order.

Optional Purchase of the Mortgage Loans

When the total Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, of the mortgage loans is less than 10% of the total Stated Principal Balance of the mortgage loans as of the cut-off date, the master servicer will have the option to purchase the mortgage loans, any REO Property and any other property remaining in the trust fund other than any servicing rights held by the servicers or the servicing administrator at a price equal to 100% of the unpaid principal balance of each mortgage loan (or, if less than such unpaid principal balance in the case of any REO Property, the fair market value of any REO Property) on the day of repurchase, plus accrued interest thereon, to, but not including, the first day of the month in which the repurchase price is distributed; provided that the master servicer has provided not less than 30 days prior written notice to the securities administrator. Distributions on the certificates relating to any optional termination will be paid first to reimburse the trustee, the depositor, the servicers, the servicing administrator, the master servicer, the securities administrator and the custodian for any advances, accrued and unpaid servicing fees, servicing administrator fees, trustee fees, custodian fees, master servicing fees or securities administrator fees, any unpaid expenses or indemnification amounts or other amounts with respect to the mortgage loans reimbursable to such parties, and then to the certificateholders in the order of priority set forth above under "—*Priority of Distributions and Allocation of Shortfalls*." The proceeds of any such distribution may not be sufficient to distribute the full amount of principal and accrued and unpaid interest on each class of certificates to the extent of any such unpaid fees and expenses and if the purchase price is based in part on the fair market value of any REO Property and the fair market value is less than 100% of the unpaid principal balance of the related mortgage loan. If such option is exercised, the trust fund will be terminated.

Credit Enhancement

Credit enhancement for the senior certificates will be provided by the subordinate certificates as described herein.

THE TRUSTEE

[Name of Trustee] is a [national banking association with trust powers incorporated in [   ]. The trustee's principal place of business is located at [   ]. Since [   ], [Trustee] has served as trustee in numerous asset-backed securities transactions involving mortgages and mortgage-related receivables. Since [   ], [Trustee] has served as trustee under a pooling and servicing agreement or as indenture trustee under an indenture for approximately [   ] residential mortgage-backed securities transactions.

[Trustee] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [Trustee] does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as trustee.

[At the date of this prospectus, there are no legal proceedings pending, or to the best of the trustee's knowledge, contemplated by governmental authorities, against the trustee or any property of the trustee that would be material to holders of the certificates issued by the issuing entity.]

Neither the trustee nor any its affiliates will purchase any interest in the certificates [other than:], nor have any of such entities entered into any hedge materially related to the securities.

[Trustee] has provided the above information for purposes of complying with Regulation AB. Other than the above three paragraphs, [Trustee] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

THE ASSET REPRESENTATIONS REVIEWER

[Name of Asset Representations Reviewer] is a [form of organization]. [Describe to what extent the asset representations reviewer has had prior experience for asset-backed securities transactions involving similar pool assets.]   The asset representations reviewer is not the same party or an affiliate of any party hired by the sponsor or the underwriter to perform pre-closing due diligence work on the mortgage loans.

[Asset Representations Reviewer] is subject to the following legal proceedings that are material to certificateholders, including proceedings known to be contemplated by governmental authorities: [insert description of material legal proceedings].

Neither the asset representations reviewer nor any of its affiliates will purchase any interest in the certificates [other than:[insert specific list of classes of certificates] , nor have any of such entities entered into any hedge materially related to the securities.

THE ISSUING ENTITY

On the closing date, and until the termination of the issuing entity pursuant to the pooling and servicing agreement, Sequoia Mortgage Trust 2015-[ ], the issuing entity, will be a common law trust formed under the laws of the State of New York. The issuing entity will be created under the pooling and servicing agreement by the depositor for the sole purpose of issuing the certificates and its assets will consist of the trust fund.

The depositor is the settlor of the issuing entity. The depositor is a limited purpose finance corporation and an indirect wholly-owned subsidiary of Redwood Trust, Inc., a Maryland corporation. None of the depositor, Redwood Trust, Inc. or any of their respective affiliates has guaranteed or is otherwise obligated with respect to payment of the certificates and no person or entity other than the issuing entity is obligated to pay the certificates.

On the closing date, the assets included in the trust fund will be the only assets of the issuing entity. The issuing entity will not have any liabilities as of the closing date, other than as provided in the pooling and servicing agreement. The fiscal year end of the issuing entity will be December 31 of each year.

The issuing entity will not have any employees, officers or directors. The trustee, the master servicer, the securities administrator, the depositor, the servicers and the custodian will act on behalf of the issuing entity, and may only perform those actions on behalf of the issuing entity that are specified in the pooling and servicing agreement, the servicing agreements or the custodial agreement, as set forth in this prospectus under the heading "*The Agreements*."

The trustee, on behalf of the issuing entity, is only permitted to take such actions as are specifically provided in the pooling and servicing agreement. Under the pooling and servicing agreement, the trustee on behalf of the issuing entity will not have the power to issue additional certificates representing interests in the issuing entity, borrow money on behalf of the issuing entity or make loans from the assets of the issuing entity to any person or entity without the amendment of the pooling and servicing agreement by certificateholders and the other parties thereto.

The only source of cash available to make interest and principal payments on the certificates will be the assets of the issuing entity. The issuing entity will have no source of cash other than collections and recoveries on the mortgage loans through insurance or otherwise and advances funded by the servicers (other than [20% Servicer]) or the servicing administrator, which are reimbursable to the servicers (other than [20% Servicer]) and the servicing administrator as discussed in this prospectus. The amount of funds available to pay the certificates may be affected by, among other things, realized losses incurred on defaulted mortgage loans.

If the assets of the issuing entity are insufficient to pay the certificateholders all principal and interest owed, holders of some or all classes of certificates will not receive their expected payments of interest and principal and will suffer a loss. The risk of loss to holders of subordinate certificates is greater than to holders of senior certificates. See *"Risk Factors— Potential Inadequacy of Credit Enhancement"* in this prospectus. The issuing entity, as a common law trust, may not be eligible to be a debtor in a bankruptcy proceeding. In the event of a bankruptcy of the seller, the depositor or an originator, it is not anticipated that the issuing entity would become part of the bankruptcy estate of such entity.

See "*The Agreements – Mortgage Loan Servicing – Amendment of the Servicing Agreements and Pooling and Servicing Agreement*" for a description of requirements for amending the pooling and servicing agreement.

FEES AND EXPENSES OF THE ISSUING ENTITY

In consideration of their duties on behalf of the trust fund, the servicers, the master servicer, the securities administrator, the trustee and the custodian will receive from the assets of the issuing entity certain fees as set forth in the following table:

Fee Payable to:	Frequency of Payment:	Amount of Fee:	How and When Fee Is Payable:
Servicers	Monthly	A monthly fee paid to each servicer, from amounts that would otherwise be distributed to certificateholders in respect of interest, calculated on the Stated Principal Balance of each mortgage loan serviced by that servicer, provided that, in the case of any Stop Advance Mortgage Loan, such fee will accrue on the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period, at a per annum rate of 0.25% for all servicers other than [20% Servicer] *plus* all income earned on amounts on deposit in the custodial account maintained by that servicer. Each servicer will also be entitled to a fee of 1.5% of the sale price of an REO Property (or, in the case of certain loans serviced by [20% Originator/Servicer], the lesser of 1.5% of such sale price and $1,200) in accordance with the applicable servicing agreement. With respect to mortgage loans serviced by [20% Originator/Servicer], the servicing fee rate will be increased by the amount of any increase in the mortgage interest rate for any mortgage loan pursuant to the terms of the related mortgage note due to the termination of an automatic debit or direct deposit account. [20% Originator/Servicer] will also receive any prepayment charges paid by borrowers as additional servicing compensation. [20% Servicer] will receive monthly servicing fees in an amount ranging from $4.30 to $50.25 per loan, subject to certain minimum monthly servicing fee requirements. Such fees vary on a loan-by-loan basis generally depending upon whether the loan is a fixed rate loan or an adjustable rate loan and the delinquency status of the	Withdrawn from each custodial account in respect of each mortgage loan before distribution of any amounts to certificateholders.

Fee Payable to:	Frequency of Payment:	Amount of Fee:	How and When Fee Is Payable:
		loan. In no event will the aggregate monthly servicing and servicing administrator fees payable to [20% Servicer], as servicer, and RRAC, as servicing administrator, exceed 0.25% per annum of the Stated Principal Balance of the mortgage loans serviced by [20% Servicer], or, in the case of a Stop Advance Mortgage Loan, the Assumed Stated Principal Balance.	
Servicing Administrator	Monthly	A monthly fee paid to the servicing administrator, from amounts that would otherwise be distributed to certificateholders in respect of interest, calculated on the Stated Principal Balance of each mortgage loan serviced by [20% Servicer], provided that, in the case of any Stop Advance Mortgage Loan, such fee will accrue on the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period, at a per annum rate of 0.25% less the servicing fee payable to [20% Servicer].	Withdrawn from the custodial account in respect of each mortgage loan serviced by [20% Servicer] before distribution of any amounts to certificateholders.
Securities Administrator	Monthly	A monthly fee paid to the securities administrator, from amounts that would otherwise be distributed to certificateholders in respect of interest, calculated at a rate of [_____]% per annum on the Stated Principal Balance of the mortgage loans provided that, in the case of any Stop Advance Mortgage Loan, such fee will accrue on the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period.	Retained by the securities administrator from the distribution account before distribution of any amounts to certificateholders.
	Monthly	All investment earnings on amounts on deposit in the distribution account.	Retained by the securities administrator from the distribution account before distribution of any amounts to certificateholders.
Master Servicer	Monthly	A monthly fee paid to the master servicer, from the securities administrator fee, calculated at a rate of [_____]% per annum on the Stated Principal Balance of the mortgage loans provided that, in the case of any Stop Advance Mortgage Loan, such	Paid by the securities administrator from the securities administrator fee.

Fee Payable to:	Frequency of Payment:	Amount of Fee:	How and When Fee Is Payable:
		fee will accrue on the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period.	
	Monthly	All investment earnings on amounts on deposit in the master servicer collection account.	Retained by the master servicer from the master servicer collection account before distribution of any amounts to certificateholders.
Trustee	Monthly	A monthly fee paid to the trustee, from amounts that would otherwise be distributed to certificateholders in respect of interest, calculated at a rate of [_____]% per annum on the Stated Principal Balance of the mortgage loans, provided that, in the case of any Stop Advance Mortgage Loan, such fee will accrue on the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period. The depositor will also pay the trustee an initial acceptance fee of $3,500.	Paid by the securities administrator from the distribution account before distribution of any amounts to certificateholders.
Asset Representations Reviewer	Per loan file review	A fee paid to the asset representations reviewer, from amounts that would otherwise be distributed to certificateholders, of [$] for each mortgage loan file review it conducts.	Paid by the securities administrator from the distribution account before distribution of any amounts to certificateholders.
Securities Administrator or Trustee, as applicable	Varies	Expenses incurred by the securities administrator or the trustee in connection with dispute resolution proceedings and investor communications, subject to the maximum limits described in the definition of Available Distribution Amount.	Paid by the securities administrator from the distribution account before distribution of any amounts to certificateholders.

The securities administrator fee, the master servicing fee, the custodian fee , the trustee fee and fees payable to the servicing administrator with respect to any Stop Advance Mortgage Loan will be payable from late collections of interest on the related mortgage loan, or Liquidation Proceeds on the related mortgage loan in accordance with the pooling and servicing agreement.

The custodian's fees set forth in the table above may not be increased without amendment of the custodial agreement. The servicing fees set forth in the table above may not be increased without amendment of the servicing agreement as described under " *The Agreements— Mortgage Loan Servicing— Amendment of the Servicing Agreements and Pooling and Servicing Agreement*" in this prospectus, provided that under certain circumstances if the master servicer is required to engage a successor servicer, the servicing fee may be increased as necessary to engage a successor servicer. The fees of the master servicer, the securities administrator and the trustee set forth in the table above may not be increased without amendment of the pooling and servicing agreement as described under "*The Agreements— Mortgage Loan Servicing— Amendment of the Servicing Agreements and*

Pooling and Servicing Agreement" in this prospectus. See also "*The Agreements – Mortgage Loan Servicing – Servicing Compensation and Payment of Expenses*."

Certain expenses of the servicers, the master servicer, the securities administrator, the trustee and the custodian will be reimbursed before distributions are made on the certificates. Amounts payable to the trustee include fees for investigating and enforcing breaches of mortgage loan representations and warranties under certain circumstances. Expenses of the master servicer, the securities administrator, the trustee and the custodian will be reimbursed up to $300,000 annually before distributions of interest and principal are made on the certificates (subject, in the case of the trustee, to an aggregate limit of $125,000 annually).

SPONSOR MATERIAL LEGAL PROCEEDINGS

At the date of this prospectus, other than litigation in the ordinary course of business, such as litigation involving foreclosures or other exercise of its rights as a creditor, and other than as described below, there were no material pending legal proceedings to which any of the sponsor, the seller, the depositor or the issuing entity was a party or of which any of their property was subject, and, other than as described below, the depositor is not aware of any material pending legal proceedings known to be contemplated by governmental authorities against the sponsor, the seller, the depositor or the issuing entity.

On or about December 23, 2009, the Federal Home Loan Bank of Seattle, as plaintiff, filed a complaint in the Superior Court for the State of Washington (case number 09-2-46348-4 SEA) against the depositor, Redwood Trust, Inc., Morgan Stanley & Co., and Morgan Stanley Capital I, Inc. (collectively, the "Washington Defendants") alleging that the Washington Defendants made false or misleading statements in offering materials for a mortgage pass-through certificate (the "Washington Certificate") issued in the Sequoia Mortgage Trust 2005-4 securitization transaction (the "2005-4 RMBS") and purchased by the plaintiff. Specifically, the complaint alleges that the alleged misstatements concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS, (2) occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the Washington Certificate. The plaintiff alleges claims under the Securities Act of Washington (Section 21.20.005, et seq.) and seeks to rescind the purchase of the Washington Certificate and to collect interest on the original purchase price at the statutory interest rate of 8% per annum from the date of original purchase (net of interest received) as well as attorneys' fees and costs. The Washington Certificate was issued with an original principal amount of approximately $133 million, and, as of December 31, 2014, the plaintiff has received approximately $115.8 million of principal and $11.1 million of interest payments in respect of the Washington Certificate. As of December 31, 2014, the Washington Certificate had a remaining outstanding principal amount of approximately $17.5 million. The claims were subsequently dismissed for lack of personal jurisdiction as to the depositor and Redwood Trust. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. The plaintiff's claims against the underwriters of this RMBS were not dismissed and remain pending. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

On or about July 15, 2010, The Charles Schwab Corporation, as plaintiff, filed a complaint in the Superior Court for the State of California in San Francisco (case number CGC-10-501610) against the depositor and 26 other defendants (collectively, the "California Defendants") alleging that the California Defendants made false or misleading statements in offering materials for various residential mortgage-backed securities sold or issued by the California Defendants. The plaintiff alleged only a claim for negligent misrepresentation under California state law against the depositor and sought unspecified damages and attorney's fees and costs from the depositor. With respect to the depositor, the plaintiff alleges that the depositor made false or misleading statements in offering materials for a mortgage pass-through certificate (the "California Certificate") issued in the 2005-4 RMBS and purchased by the plaintiff. Specifically, the complaint alleges that the misstatements for the 2005-4 RMBS concern the (1) loan-to-value ratio of mortgage loans and the appraisals of the properties that secured loans supporting the 2005-4 RMBS, (2) occupancy status of the properties, (3) standards used to underwrite the loans, and (4) ratings assigned to the California Certificate. On November 14, 2014, the plaintiff voluntarily dismissed with prejudice its negligent misrepresentation claim, which resulted in the dismissal with prejudice of the depositor from the action. The California Certificate was issued with an original principal amount of approximately $14.8 million, and, as of

December 31, 2014, the plaintiff has received approximately $12.9 million of principal and $1.3 million of interest payments in respect of the California Certificate. As of December 31, 2014, the California Certificate had a remaining outstanding principal amount of approximately $1.9 million. The depositor and Redwood Trust agreed to indemnify the underwriters of the 2005-4 RMBS, which underwriters were also named and remain as defendants in this action, for certain losses and expenses they might incur as a result of claims made against them relating to this RMBS, including, without limitation, certain legal expenses. Regardless of the outcome of this litigation, the depositor and Redwood Trust could incur a loss as a result of these indemnities.

In the ordinary course of any litigation matter, including certain of the above-referenced matters, the sponsor, the depositor, and Redwood Trust have engaged and may continue to engage in formal or informal settlement communications with the plaintiffs. Settlement communications may result in settlement agreements, which may be subject to the satisfaction of conditions, contingencies, or approvals and the final dismissal of the complaint by the court.

The business of the sponsor, the depositor, the seller and their affiliates has included, and continues to include, activities relating to the acquisition and securitization of residential mortgage loans. In addition, the business of the sponsor has, in the past, included activities relating to the acquisition and securitization of debt obligations and other assets through the issuance of collateralized debt obligations (commonly referred to as CDO transactions). Because of their involvement in the securitization and CDO businesses, the sponsor, the depositor, the seller and their affiliates could become the subject of litigation relating to these businesses, including additional litigation of the type described above, and could also become the subject of governmental investigations, enforcement actions, or lawsuits and governmental authorities could allege that these entities violated applicable law or regulation in the conduct of their business.

In fact, the sponsor and its affiliates have received, and responded to, information requests and subpoenas from two governmental authorities (one by the SEC relating to the sponsor's CDO business and one by the National Credit Union Administration relating to a residential mortgage securitization conducted by the sponsor and the depositor). It is possible that the sponsor, the depositor, the seller or their affiliates might not be successful in defending or responding to any litigation, governmental investigation or related action and any losses incurred as a result of the resolution of any such action or investigation could have a material adverse effect on the sponsor, the depositor, the seller or their affiliates. In any case, regardless of the merits of any allegation or legal action that may be brought against the sponsor, the depositor, the seller or their affiliates, or of their success in defending against such allegations or legal actions, the costs of defending against any such allegation or legal action may be significant or material and could have a material adverse effect on the sponsor, the depositor, the seller or their affiliates.

THE SPONSOR, THE SELLER AND THE SERVICING ADMINISTRATOR

RWT Holdings, Inc. ("RWT Holdings") is a Delaware corporation and indirect wholly-owned subsidiary of Redwood Trust, Inc. and is headquartered in Mill Valley, California. RWT Holdings has acquired residential mortgage loans, directly or indirectly, from originators since it was organized in February 1998. RWT Holdings has been a sponsor in the securitization market since 2002. As a sponsor, RWT Holdings acquires, directly or indirectly through its subsidiaries, residential mortgage loans in the secondary mortgage market and initiates the securitization of these loans by having them transferred to the depositor, which ultimately transfers them to the issuing entity for the related securitization.

As of February 3, 2015, RWT Holdings has sponsored the securitization of approximately $35.9 billion of residential mortgage loans ($4,077,538,500 in 2002, $6,198,200,700 in 2003, $10,199,107,364 in 2004, $1,440,123,400 in 2005, $1,035,362,200 in 2006, $2,833,909,600 in 2007, $237,838,333 in 2010, $670,664,551 in 2011, $1,972,280,986 in 2012, $5,578,298,816 in 2013, $1,324,419,171 in 2014 and $338,795,837 in 2015). RWT Holdings acquires, directly or indirectly through its subsidiaries, residential mortgage loans secured by first and second liens on one- to four- family residential properties under several loan purchase agreements from mortgage loan originators or sellers nationwide that meet its seller/servicer eligibility requirements. We refer you to "*Acquisition of Mortgage Loans by the Seller*" herein for a general description of the characteristics used to determine eligibility of mortgage loan sellers. Prior to acquiring the mortgage loans, RWT Holdings conducts a review of the related mortgage loan seller and of the mortgage loans. We refer you to "*Risk Factors—Appraisals*

May Not Accurately Reflect the Value or Condition of the Mortgaged Property" and "*—Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses*" and "*Pre-offering Review of the Mortgage Loans*" in this prospectus for a discussion of the pre-offering review procedures conducted by the sponsor with respect to the mortgage loans. No assurance can be made that the mortgage pool does not contain mortgage loans as to which there may be breaches of the original representations and warranties or that the mortgage loans will not default for other reasons.

During calendar years 2011 and 2012 and the first quarter of 2013, no mortgage loans securitized by the sponsor were the subject of a demand to repurchase or replace for breach of the representations and warranties concerning the pool assets contained in the related underlying transaction documents, or any related activity, for all asset-backed securities held by non-affiliates of the sponsor during such periods. During the second quarter of 2013, an affiliate of the sponsor submitted to a mortgage loan originator a repurchase demand with respect to a mortgage loan included in a securitization of the sponsor for which there was an alleged breach of a mortgage loan representation and warranty. Such demand was conditionally withdrawn during the third quarter of 2013 and no additional repurchase activity with respect to securitizations of the sponsor has occurred in the fourth quarter of 2013. In addition, in April 2013 and in October 2013, repurchase demands for securitizations of the sponsor were made in accordance with a covenant of originators to repurchase any mortgage loan that experiences an early payment default, and both of such mortgage loans were repurchased by their respective originators. No such activity occurred in 2014. During the first quarter of 2015, an affiliate of the sponsor submitted to a mortgage loan originator a repurchase demand with respect to a mortgage loan included in a securitization of the sponsor for which there was an alleged breach of a mortgage loan representation and warranty. Such mortgage loan was repurchased by the mortgage loan originator on February 19, 2015, and no additional repurchase activity with respect to securitizations of the sponsor has occurred in the first quarter of 2015. [Insert updates so that information is not more than 135 days old.]

The sponsor filed its most recent Form ABS-15G on April 10, 2015. The sponsor's CIK number is 0001530239.

[Insert if applicable a description of any hedge (security specific or portfolio) materially related to the credit risk of the securities that was entered into by the sponsor or by an affiliate of the sponsor to offset the risk position held.] No holder of any certificates retained to satisfy any risk retention requirements described under "*Credit Risk Retention*" will hedge any such interest.

Additional information with respect to repurchase activity with respect to the breach of a mortgage loan representation and warranty for securitizations of the sponsor for the prior three years is set forth on the following page:

Name of Issuing Entity	Check if Registered	Name of Originator	Total Assets in ABS by Originator			Assets That Were Subject of Demand			Assets That Were Repurchased or Replaced			Assets Pending Repurchase or Replacement (within cure period)		
			#	$	(% of principal balance)	#	$	(% of principal balance)	#	$	(% of principal balance)	#	$	(% of principal balance)
Sequoia Mortgage Trust 2012-6, CIK#0001561167 SEC File 333-179292-05	X	Evergreen Home Loans	4	$2,506,198	0.83%	1	$470,453.69	0.211918%	0	-		0	-	-
Sequoia Mortgage Trust 2015-1, (No CIK nor SEC File Number because it was a private transaction.)		PrimeLending, a PlainsCapital Company	29	$17,453,195	5.15%	1	$536,000	0.1582%	1	$536,000	0.1582%	0	-	-

Demand in Dispute			Demand Withdrawn			Demand Rejected			Outstanding Principal Balance (03/31/2015)
#	$	(% of principal balance)	#	$	(% of principal balance)	#	$	(% of principal balance)	
0	-	-	1	$470,453.69	0.211918%	0	-	-	$221,998,280.83
0	-	-	0	$	-	0	-	-	$0

TOTALS														
Name of Issuing Entity	Check if Registered	Name of Originator	Total Assets in ABS by Originator			Assets That Were Subject of Demand			Assets That Were Repurchased or Replaced			Assets Pending Repurchase or Replacement (within cure period)		
			#	$	(% of principal balance)	#	$	(% of principal balance)	#	$	(% of principal balance)	#	$	(% of principal balance)
Sequoia Mortgage Trust 2012-6, CIK#0001561167SEC File 333-179292-05	X	Evergreen Home Loans	4	$2,506,198	0.83%	1	$470,453.69	0.211918%	0	-	-	0	-	-
Sequoia Mortgage Trust 2015-1, (No CIK nor SEC File Number because it was a private transaction.)		PrimeLending, a PlainsCapital Company	29	$17,453,195	5.15%	1	$536,000	0.1582%	1	$536,000	0.1582%	0	-	-

Demand in Dispute			Demand Withdrawn**			Demand Rejected			Outstanding Principal Balance (03/31/2015)
#	$	(% of principal balance)	#	$	(% of principal balance)	#	$	(% of principal balance)	
0	-	-	1	$470,453.69	0.211918%	-	-	-	$221,998,280.83
0	-	-	0	-	-	0	-	-	$0

**Conditionally withdrawn

The seller, Redwood Residential Acquisition Corporation ("RRAC"), is a Delaware corporation and wholly-owned subsidiary of RWT Holdings and indirect wholly-owned subsidiary of Redwood Trust, Inc. and is headquartered in Mill Valley, California. Descriptions of, and references to, RWT Holdings' acquisition of residential mortgage loans include the acquisition of such loans by RRAC. RRAC was organized in 2009 and commenced its business of acquiring residential mortgage loans for securitization in July 2010. On the closing date, RRAC, as seller, will sell all of its interest in the mortgage loans to the depositor. RWT Holdings and RRAC work in coordination with the underwriters or initial purchasers, as applicable, in structuring each securitization transaction. RWT Holdings and RRAC do not currently service mortgage loans but rather contract with third party servicers for servicing of the mortgage loans that they acquire. Third party servicers are assessed based upon the servicing rating and the credit quality of the servicing institution, as well as for their systems and reporting capabilities, review of collection procedures and confirmation of servicers' ability to provide detailed reporting on the performance of the securitization pool.

RRAC will act as servicing administrator with respect to the mortgage loans serviced by [20% Servicer]. As servicing administrator, RRAC's role is limited to (a) funding servicing advances and advances of delinquent scheduled interest and principal payments for the mortgage loans serviced by [20% Servicer], unless it determines that such amounts would not be recoverable, (b) paying prepayment interest shortfalls that occur with respect to any mortgage loans serviced by [20% Servicer], up to the amount of the aggregate of [20% Servicer]'s servicing fee and the servicing administrator fee for such loans for the related month, (c) paying termination fees to [20% Servicer] if RRAC elects to terminate [20% Servicer] as a servicer absent an event of default and appoint a successor, with the consent of the master servicer and (d) having the authority to remove [20% Servicer] as servicer if [20% Servicer] defaults in its servicing obligations and retaining a successor servicer, with the consent of the master servicer. RRAC has previously acted as servicing administrator with respect to twenty-two securitization transactions commencing in 2012.

THE DEPOSITOR

Sequoia Residential Funding, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Redwood Trust, Inc., was organized in September 1999 and is headquartered in Mill Valley, California. The depositor has been engaged since the end of 2001 in the securitization of mortgage loans. Since 2002, Sequoia Residential Funding, Inc. has been the depositor on 55 securitization transactions that have issued approximately $35.59 billion of residential mortgage securities ($1.7 billion in 2002, $10.8 billion in 2003, $8.3 billion in 2004, $0.80 billion in 2005, $0.80 billion in 2006, $2.9 billion in 2007, $0.23 billion in 2010, $0.67 billion in 2011, $1.97 billion in 2012, $5.74 billion in 2013, $1.33 billion in 2014 and $0.34 billion in 2015).

The depositor is a subsidiary of RWT Holdings, Inc. RWT Holdings, Inc. is a taxable REIT subsidiary of Redwood Trust, Inc. Redwood Trust, Inc. is a publicly owned real estate investment trust and is listed on the New York Stock Exchange under the symbol "RWT." The depositor maintains its principal office at One Belvedere Place, Mill Valley, California 94941. The telephone number is (415) 389-7373.

The depositor is generally engaged in the business of serving as depositor of one or more trusts that may authorize, issue, sell and deliver certificates that represent an interest in mortgage loans. The depositor is also generally engaged to a limited extent in the business of acquiring, owning, holding, transferring, assigning, pledging and otherwise dealing with mortgage related assets. The depositor generally acquires mortgage loans from RRAC or if specified herein, from another seller of mortgage loans, in each case in privately negotiated transactions.

The certificate of incorporation of the depositor limits its activities to those necessary or convenient to carry out its securitization activities. The depositor will have limited obligations with respect to a series of securities. The depositor will purchase the mortgage loans from the sponsor/seller and on the closing date will sell all of its interest in the mortgage loans to the trustee for the benefit of certificateholders. In addition, the depositor may have certain approval or consent rights as described in this prospectus.

After the issuance of the certificates, the depositor will be required to:

- upon the discovery of the breach of any representation or warranty made by the seller or originator in respect of a mortgage loan that materially and adversely affects the value of that mortgage loan, to notify the controlling holder, if any, and the trustee;

- to appoint a successor trustee or securities administrator, as applicable, in the event either the trustee or the securities administrator resigns, is removed or becomes ineligible to continue serving in such capacity under the pooling and servicing agreement;

- to prepare and file, or cause the preparation and filing of, any reports required under the Exchange Act;

- to notify the rating agencies and any other relevant parties of the occurrence of any event of default or other event specified in the related agreements; and

- to provide the trustee, the securities administrator and the master servicer with any information they may reasonably require to comply with the terms of the pooling and servicing agreement.

CREDIT RISK RETENTION

[Applicable for offerings after December 24, 2015]

The sponsor or one or more of its majority-owned affiliates will retain at least [an eligible vertical interest] [an eligible horizontal interest] [both a vertical interest and a horizontal interest] equal to at least five percent of the fair value of the certificates in order to satisfy applicable risk retention requirements. [The sponsor (or one or more of its affiliates) may also retain an additional interest in the certificates consisting of [   ] as investments in accordance with its investment and business considerations and objectives; however, in the future it may or may not continue to retain all of these certificates in excess of those required by applicable law.]

At the closing, the sponsor or one or more of its majority-owned affiliates will retain at least [   ]% of the Class [   ] and Class [   ] Certificates and at least [   ]% of the Class [   ], Class [   ], Class [   ], Class [   ], Class [   ] and Class [   ] Certificates, or $[   ] in initial principal amount of the Class [   ] Certificates, $[   ] in initial principal amount of the Class [   ] Certificates, $[   ] in initial principal amount of the Class [   ] Certificates, $[   ] in initial principal amount of the Class [   ] Certificates, $[   ] in initial principal amount of the Class [   ] Certificates, $[   ] in initial principal amount of the Class [   ] Certificates and $[   ] in initial principal amount of the Class [   ] Certificates. The terms of such classes of Certificates are described under "*Description of the Certificates*" herein. [As described herein under "*Description of the Certificates – Priority of Distributions and Allocations of Shortfalls,*" "—*Subordination of Payments to the Subordinate Classes*" and "—*Allocation of Realized Losses*," the Class [   ] Certificates satisfy applicable requirements for the sponsor's retention of credit risk.]

[Applicable only for horizontal risk retention: The sponsor estimates that the fair value of each class, or portion of a class, of certificates that it will retain in order to satisfy applicable risk retention requirements is as follows: [insert values for each class or portion of a class retained]. Key inputs and assumptions used to determine such fair value include the characteristics of the mortgage loans as of the cut-off date, as described herein under "*Description of the Mortgage Pool*," and in "*Annex A—Certain Characteristics of the Mortgage Loans*" in this prospectus, as well as the historical loss and delinquency experience of similar loans in securitizations sponsored by the sponsor, as described in the static pool data included in Annex C. [Insert if applicable description of material differences between the loans included in the static pool data and the mortgage pool.] The discount rate used was [   ]%; the loss given default (recovery) rate was [   ]%; a constant prepayment rate of [ ]% was assumed; the lag time between default and recovery was [   ] months; and the basis of forward interest rates was [   ].]

[Include if the risk retention is horizontal: The sponsor will include, in a report on Form 8-K to be filed by the issuing entity, the post-closing disclosure required under applicable regulations regarding the fair value of the certificates that it [or an affiliate] is retaining at closing, based on actual sale prices and final class sizes, and material differences, if any, in the methodology or key inputs and assumptions described in the preceding paragraph and the actual methodology or key inputs and assumptions used in determining such fair values.]

AFFILIATIONS AND RELATED TRANSACTIONS

The seller and servicing administrator, the sponsor and the depositor are each wholly-owned subsidiaries of Redwood Trust, Inc. The seller maintains a warehouse line of credit to finance its holdings of mortgage loans with [   ], the custodian. The seller will use a portion of the proceeds of the sale of the certificates to repay outstanding debt under this warehouse line of credit. In addition, an affiliate of the seller maintains a warehouse line of credit to finance its purchase of commercial mortgage loans with [   ], the securities administrator and an affiliate of the master servicer.

[There is not currently, and there was not during the past two years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm's length transaction with an unrelated third party, between (a) any of the seller, the sponsor, the depositor and the issuing entity on the one hand and (b) any of the trustee, any servicer, the custodian, the master servicer, the asset representations reviewer or any originator of the mortgage loans on the other hand.] In addition, the asset representations reviewer is not affiliated with any of the trustee, any servicer, the custodian, the master servicer, or any originator of the mortgage loans.

[Whether, and how, the sponsor, depositor and/or issuing entity is an affiliate of any of the following parties as well as, to the extent known and material, whether, and how, any of the following parties are affiliates of any of the other following parties, will be described, if applicable: any servicer or any other entity involved in the servicing function, including the master servicer, the custodian, the servicing administrator; any originator; any significant obligor contemplated by Item 1112 of Regulation AB; any enhancement or support provider contemplated by Items 1114 or 1115 of Regulation AB; and any other material party related to the offered certificates and contemplated by Item 1100(d)(1) of Regulation AB.]

[The general character of any business relationship or arrangement that is entered into outside the ordinary course of business or on terms other than would be obtained in an arm's length transaction with an unrelated third party, apart from the establishment of the Trust and the issuance of the Certificates, between any of the parties listed in the preceding paragraph, or any affiliates of such parties, that currently exists or that existed during the past two years and that is material to an investor's understanding of the Certificates, will be described, if applicable.]

[To the extent material, any specific relationships involving or relating to the Offered Certificates or the Mortgage Pool, including the material terms and approximate dollar amount involved, between or among any of the parties listed in the first paragraph of this section, or any affiliates of such parties, that currently exists or that existed during the past two years, will be described, if applicable.]

THE MASTER SERVICER, THE SECURITIES ADMINISTRATOR, THE CUSTODIAN AND THE SERVICERS

[Name of Servicer] will service approximately [_____]% (by stated principal balance as of the cut-off date) of the mortgage loans. [Name of Other Servicer] (together with [20% Servicer], the "servicers" and each, a "servicer") will service approximately [_____]% (by stated principal balance as of the cut-off date) of the mortgage loans. The servicers will initially have primary responsibility for servicing the mortgage loans, directly or through subservicers, including, but not limited to, all collection, loan-level reporting obligations, maintenance of escrow accounts, maintenance of insurance and enforcement of foreclosure proceedings with respect to the mortgage loans and related mortgaged properties. [20% Servicer] is or will be the servicer of mortgage loans originated by [_____], [_____], and all of the other originators except for [20% Originator/Servicer]. With respect to approximately [_____]% of the mortgage loans by stated principal balance as of the cut-off date, the transfer of the servicing of such mortgage loans to [20% Servicer] from the related originators is scheduled to occur on [   ], after the closing date.

No assurance can be given that the loss and delinquency experience of the mortgage loans included in the mortgage pool, including the mortgage loans serviced by [20% Servicer], will be similar to the mortgage loan loss and delinquency experience described herein.

[Name of Securities Administrator]

[Securities Administrator] will act as securities administrator under the pooling and servicing agreement. [Securities Administrator] is a leading provider of corporate trust services offering a full range of agency, fiduciary, tender and exchange, depositary and escrow services. As of the end of the first quarter of 2015, [Securities Administrator managed in excess of $[   ] in fixed income and equity investments on behalf of approximately [   ] corporations worldwide. Since [   ], Securities Administrator has provided trustee and securities administrator services for asset-backed securities containing pool assets consisting of airplane leases, auto loans and leases, boat loans, commercial loans, commodities, credit cards, durable goods, equipment leases, foreign securities, funding agreement backed note programs, truck loans, utilities, student loans and commercial and residential mortgages. As of the end of the first quarter of 2015, [Securities Administrator] acts as trustee, securities administrator and/or paying agent for approximately [   ] various residential mortgage-backed transactions.

Under the terms of the pooling and servicing agreement, [Securities Administrator] is responsible for securities administration, which includes pool performance calculations, distribution calculations and the preparation of monthly distribution reports. As securities administrator, [Securities Administrator] is responsible for the preparation and filing of all REMIC tax returns on behalf of the issuing entity and the preparation of monthly reports on Form 10-D, certain current reports on Form 8-K and annual reports on Form 10-K that are required to be filed with the Securities and Exchange Commission on behalf of the issuing entity.

At the date of this prospectus, there were no material pending legal proceedings to which [Securities Administrator] was a party or of which any of its property was subject, or any material pending legal proceedings known to be contemplated by governmental authorities against [Securities Administrator], in each case that is material to holders of certificates.

Neither the [Securities Administrator] nor any its affiliates will purchase any interest in the certificates [other than:], nor have any of such entities entered into any hedge materially related to the securities.

[Name of Master Servicer]

[Name of Master Servicer] will act as master servicer under the pooling and servicing agreement.

The master servicer is responsible for the aggregation of monthly servicer reports and remittances. In particular, the master servicer independently calculates monthly loan balances based on servicer data, compares its results to servicer loan-level reports and reconciles any discrepancies with the servicers. In addition, upon the failure of any servicer to make a required advance of delinquent monthly payments on the mortgage loans, the master servicer will be required to make such advance to the extent that the master servicer determines such advance is recoverable from subsequent payments or recoveries on the related mortgage loan.

[Master Servicer] has been engaged in the business of master servicing since [   ]. As of [   ], [Master Servicer] was acting as master servicer for approximately [   ] series of residential mortgage-backed securities with an aggregate outstanding principal balance of approximately $[   ] billion.

At the date of this prospectus, there were no material pending legal proceedings to which [Master Servicer] was a party or of which any of its property was subject, or any material pending legal proceedings known to be contemplated by governmental authorities against [   ], in each case that is material to holders of certificates.

Neither the [Master Servicer] nor any its affiliates will purchase any interest in the certificates [other than:], nor have any of such entities entered into any hedge materially related to the securities.

[Name of Custodian]

[Custodian] will act as custodian under the custodial agreement. [Custodian] is a [national banking association]. [Custodian] maintains principal corporate trust offices located at [   ].

[Custodian] serves or may have served within the past two years as loan file custodian for various mortgage loans owned by the sponsor or an affiliate of the sponsor and anticipates that one or more of those mortgage loans may be included in the assets of the issuing entity. The terms of any custodial agreement under which those services are provided by [custodian] are customary for the mortgage-backed securitization industry and provide for the delivery, receipt, review and safekeeping of mortgage loan files.

[Custodian] is acting as custodian of the mortgage files pursuant to the custodial agreement. In that capacity, [Custodian] is responsible to hold and safeguard the related mortgage notes and other contents of the mortgage files on behalf of the trustee and the certificateholders. [Custodian] maintains each mortgage file in a separate file folder marked with a unique bar code to assure loan-level file integrity and to assist in inventory management. Files are segregated by transaction or investor. [Custodian] has been engaged in the mortgage document custody business for more than 25 years.

At the date of this prospectus, there were no material pending legal proceedings to which [Custodian] was a party or of which any of its property was subject, or any material pending legal proceedings known to be contemplated by governmental authorities against [Custodian], in each case that is material to holders of certificates.

Neither the [Custodian] nor any its affiliates will purchase any interest in the certificates [other than:], nor have any of such entities entered into any hedge materially related to the securities.

[20% Servicer]

[20% Servicer] is a [   ] formed in [   ]. Its corporate headquarters is located at [   ], telephone number [   ].

[20% Servicer] has been servicing and subservicing mortgage loans since [   ]. It is primarily engaged in servicing and subservicing mortgage loans for approximately [   ] clients that include banks, thrifts, credit unions, mortgage companies and agencies. [20% Servicer] is an approved seller/servicer in good standing with Ginnie Mae (GNMA), Fannie Mae, Freddie Mac, the Federal Housing Administration (FHA), the Federal Home Loan Bank (FHLB), Veterans Administration (VA), and many state housing agencies. As of March 31, 2015, [20% Servicer] serviced or subserviced approximately [   ] loans with an aggregate principal balance of $[   ] consisting of conventional, FHA and VA loans, for approximately [   ] investors in all 50 states, the District of Columbia, Puerto Rico, and the Virgin Islands.

The table below captioned "[20% Servicer]—Delinquency and Foreclosure Experience—Residential Mortgage Portfolio Serviced" shows current and historical delinquency and foreclosure information for [20% Servicer]'s servicing portfolio.

Servicing and subservicing includes collecting and remitting loan payments, administering escrow funds for the payment of real estate taxes and insurance premiums, contacting delinquent mortgagors, supervising foreclosures in the event of non-remedied defaults, and generally administering the loans.

More specifically, [20% Servicer]'s subservicing activities include:

(1)   setting up and maintaining new loan production on [20% Servicer]'s servicing system, and testing the validity and accuracy of designated data elements;

(2)   transferring loan data from a bulk transferee's servicing system to [20% Servicer]'s servicing system and verifying the quality of the data;

(3)   data integrity review of designated data elements for all loans added to [20% Servicer]'s servicing system;

(4)   processing payments, depositing checks received within two business days into a clearing account and clearing check disbursements, reconciling funds received and transactions posted in [20% Servicer]'s servicing system, processing pay-off transactions, and related satisfactions;

(5)   monitoring loans that are in default, collecting funds on loans that are delinquent or in default, conducting loss mitigation activities, including arranging repayment plans, arranging to lift stays or take other action in bankruptcy proceedings involving borrowers, administering foreclosures, making insurance or other claims against insurance companies, sureties or other guarantors and REO processing and management;

(6)   processing activity related to the payment of taxes and insurance and other items escrowed pursuant to the applicable documents;

(7)   answering borrower inquiries received and performing needed research in connection with such inquiries, managing the escrow analysis function to determine appropriate escrow amounts and preparation of required reporting to borrowers;

(8)   remitting funds to the master servicer or when applicable, to other appropriate parties and reviewing the accuracy and completeness of investor reports, and coordinating conversion of new investor records set up;

(9)   confirming that all loans, where required, are covered under tax service contracts and flood determination contracts; and

(10)   transferring data when loans or servicing is transferred and coordinating the various notices, transfer of records and reconciliations, and managing interim loan servicing function and processing loan modifications.

[20% Servicer] has implemented comprehensive controls and technologies to preserve confidentiality of borrowers' nonpublic personal financial information.

[20% Servicer] has assigned compliance personnel within its Default Department that keep up with on-going federal and state regulatory, as well as investor, changes. [20% Servicer] meets or exceeds Fannie Mae's and Freddie Mac's requirements for mortgage servicing and delinquency management.

[20% Servicer] provides opportunities to borrowers who are experiencing financial difficulties through various resolution programs, thus avoiding circumstances that are more serious to both the borrowers and the investors. [20% Servicer]'s Collection Department is structured to make and/or attempt contact throughout a borrower's delinquency via phone calls and/or letters. Through use of specific calling campaigns, calls are directed to collection representatives in an attempt to contact delinquent borrowers according to specific service levels established between [20% Servicer] and its clients. [20% Servicer] follows Fannie Mae guidelines in the absence of other agreed upon guidelines for all collection practices

The table below sets forth certain information with respect to [20% Servicer]'s total residential mortgage portfolio serviced and delinquency and foreclosure experience.

The following tables set forth the delinquency and foreclosure experience of residential mortgage loans serviced by [20% Servicer] on behalf of securitization trusts and third parties for whom [20% Servicer] is servicing similar mortgage loan products, as of the certain dates indicated. There can be no assurance, and no representation is made, that the delinquency and foreclosure experience with respect to the mortgage loans will be similar to that reflected in the tables below, nor is any representation made as to the rate at which losses may be experienced on liquidation of defaulted mortgage loans. In addition, because the delinquency and foreclosure experience of the mortgage loans in the tables below only reflects such experience as of the end of the previous [ ] calendar quarters, such data may not be reflective of the delinquency and foreclosure experience of the mortgage loans to be expected over an extended period of time. Accordingly, the information should not be considered to reflect the credit quality of the mortgage loans, or as a basis for assessing the likelihood, amount or severity of losses on the mortgage loans.

The actual loss and delinquency experience on the mortgage loans will depend, among other things, upon the value of the real estate securing such mortgage loans, interest rates, economic conditions and the ability of borrowers to make required payments.

[20% Servicer] – Delinquency & Foreclosure Experience – <u>Residential Mortgage Portfolio Serviced</u>

	As of December 31, 2012		As of December 31, 2013		As of December 31, 2014		As of March 31, 2015	
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
Total Portfolio								
A] PAST DUE LOANS								
Period of Delinquency								
30 days								
Percent Delinquent								
60 days								
Percent Delinquent								
90 days								
Percent Delinquent								
Total Delinquencies								
Total Past Due by Percentage of Total Portfolio								
B] Foreclosure								
Bankruptcy								
Total Foreclosure's and Bankruptcies								
Real Estate Owned								
Percent of Total Portfolio in Foreclosure or Bankruptcy								
Total Delinquent [Past Due + FCL]								

Legal Proceedings

At the date of this prospectus, there were no material pending legal proceedings to which [20% Servicer] was a party or of which any of its property was subject, or any material pending legal proceedings known to be contemplated by governmental authorities against [20% Servicer], in each case that is material to holders of certificates.

No Retained Interest or Hedge

Neither the [20% Servicer] nor any its affiliates will purchase any interest in the certificates [other than:], nor have any of such entities entered into any hedge materially related to the securities.

ADMINISTRATION OF THE ISSUING ENTITY

Servicing and Administrative Responsibilities

The servicers, the servicing administrator, the master servicer, the depositor, the securities administrator, the trustee and the custodian will have the following responsibilities with respect to the issuing entity:

Servicers. Performing the servicing functions with respect to the mortgage loans and the mortgaged properties in accordance with the provisions of the applicable servicing agreement, including, but not limited to:

- collecting monthly remittances of principal and interest on the mortgage loans from the related borrowers, depositing such amounts (net of the related servicing fees) in the applicable custodial account, and delivering all amounts on deposit in the applicable custodial account to the securities administrator for deposit in the distribution account on the Servicer Remittance Date;

- collecting amounts in respect of taxes and insurance from the related borrowers for mortgage loans subject to escrows, depositing such amounts in the related escrow account, and paying such amounts to the related taxing authorities and insurance providers, as applicable;

- funding monthly advances with respect to delinquent payments of principal and interest on the mortgage loans that are not 120 days or more delinquent, to the extent the servicer believes these monthly advances will be recoverable, provided that for mortgage loans serviced by [20% Servicer], such monthly advances will be funded by the servicing administrator rather than [20% Servicer];

- funding servicing advances in respect of reasonable and customary "out of pocket" costs and expenses, provided that for mortgage loans serviced by [20% Servicer], such servicing advances will be funded by the servicing administrator rather than [20% Servicer];

- providing monthly loan-level reports to the securities administrator;

- maintaining certain insurance policies relating to the mortgage loans; and

- initiating foreclosure proceedings and other methods of default resolution.

We refer you to "The Agreements—Mortgage Loan Servicing" below.

Servicing Administrator. Performing certain functions with respect to the mortgage loans serviced by [20% Servicer], which include:

- funding servicing advances and advances of delinquent scheduled interest and principal payments on the mortgage loans that are not 120 days or more delinquent, to the extent the servicing administrator believes these monthly advances will be recoverable;

- paying prepayment interest shortfalls, up to the amount of the aggregate of [20% Servicer]'s servicing fee and the servicing administrator fee for the related month;

- paying termination fees to [20% Servicer] if the servicing administrator elects to terminate [20% Servicer] as a servicer absent an event of default and appointing a successor, with the consent of the master servicer; and

- having the authority to remove [20% Servicer] as servicer if [20% Servicer] defaults in its servicing obligations and appointing a successor servicer, with the consent of the master servicer.

Master Servicer. Performing the master servicing functions in accordance with the provisions of the pooling and servicing agreement, including but not limited to:

- gathering the monthly loan-level reports delivered by the servicers and providing a comprehensive loan-level report to the securities administrator with respect to the mortgage loans;

- collecting monthly remittances from the servicers for deposit in the master servicer collection account for transfer by the master servicer to the distribution account;

- upon the failure of a servicer (other than [20% Servicer]) or the servicing administrator to fund advances with respect to a mortgage loan in accordance with the related servicing agreement, funding those monthly advances, to the extent provided in the pooling and servicing agreement; and

- upon the failure of a servicer (other than [20% Servicer]) or the servicing administrator to pay prepayment interest shortfalls as required by the pooling agreement, paying such shortfalls, up to the amount of the master servicing fee for the related period. The amount of such prepayment interest shortfall payments required by a servicer or the servicing administrator will not exceed, in the case of a servicer other than [20% Servicer], the applicable servicing fees payable to the servicer for the related due period or, in the case of the servicing administrator, the aggregate of [20% Servicer]'s servicing fee and the servicing administrator fee for the related due period. In such cases when the amount of such prepayment interest shortfall payments required by a servicer or the servicing administrator is insufficient to cover the shortfall in interest payments on the certificates, and a servicer and servicing administrator have made the required payments under the pooling agreement, the master servicer will not be required to make any payments related to such prepayment interest shortfalls.

We refer you to "The Agreements—Mortgage Loan Servicing" below.

Securities Administrator. Performing the securities administrator functions in accordance with the provisions of the pooling and servicing agreement, including but not limited to:

- acting as authentication agent, calculation agent, paying agent and certificate registrar with respect to the certificates;

- receiving the monthly remittances from the servicers deposited in the master servicer collection account, depositing them in the distribution account and distributing all amounts on deposit in the distribution account to the certificateholders, in accordance with the priorities described under "*Description of the Certificates— Priority of Distributions and Allocation of Shortfalls*" on each distribution date;

- preparing and distributing to certificateholders the monthly distribution date statement based on mortgage loan data provided by the servicers and the master servicer;

- preparing and filing periodic reports with the SEC on behalf of the issuing entity with respect to the certificates;

- preparing and distributing, upon request, annual investor reports necessary to enable certificateholders to prepare their tax returns; and

- preparing and filing annual federal and (if required) state tax returns on behalf of the issuing entity.

We refer you to "The Agreements—Reports to Certificateholders" below.

Trustee. Performing the trustee functions in accordance with the provisions of the pooling and servicing agreement, including but not limited to:

- after an Event of Default has occurred of which a responsible officer of the trustee has actual knowledge, giving written notice thereof to the master servicer and the rating agencies;

- after an Event of Default has occurred of which a responsible officer of the trustee has actual knowledge, until a successor master servicer is appointed, acting as successor master servicer in the event the master servicer resigns or is removed by the trustee; and

- in certain circumstances as described herein, pursuing an action against an originator in respect of an alleged breach of a representation and warranty, or against the seller if the seller has an obligation to cure a breach, or repurchase or substitute for or make an indemnification payment with respect to a mortgage loan as described herein; and

- filing certain current reports with the SEC on behalf of the issuing entity with respect to the certificates.

We refer you to "The Agreements—Reports to Certificateholders" and "—Representations and Warranties" below.

Custodian. Performing the custodial functions in accordance with the provisions of the custodial agreement, including but not limited to holding and maintaining the mortgage loan documents related to the mortgage loans on behalf of the trustee.

We refer you to "The Agreements—The Custodial Agreement" below.

Issuing Entity Accounts

All amounts in respect of principal and interest received from the borrowers or other recoveries in respect of the mortgage loans will, at all times before payment thereof to the certificateholders, be deposited in the applicable custodial accounts and the distribution account (collectively, the "issuing entity accounts"). Each custodial account will be established in the name of the applicable servicer in trust, or as trustee and/or bailee, for the trustee as trustee of the trust, the master servicer collection account will be established at a depository institution satisfying the requirements of the rating agencies and the distribution account will be established in the name of the securities administrator in trust for the benefit of the certificateholders. Funds on deposit in the issuing entity accounts will be invested in eligible investments. The issuing entity accounts will be established by the applicable parties listed below, and any investment income earned on each issuing entity account will be retained or distributed as follows:

Issuing Entity Account	Responsible Party:	Application of any Investment Earnings:
Custodial Account	Servicers	Any investment earnings (net of any losses realized) will be paid as compensation to the servicers and will not be available for payments to certificateholders.
Master Servicer Collection Account	Master Servicer	Any investment earnings (net of any losses realized) will be paid as compensation to the master servicer and will not be available for payments to certificateholders.
Distribution Account	Securities Administrator	Any investment earnings (net of any losses realized) will be paid as compensation to the securities administrator and will not be available for payments to certificateholders.

If funds deposited in a custodial account or the distribution account are invested by the responsible party identified in the table above, the amount of any net losses incurred in respect of any such investments will be deposited in the related issuing entity account by such responsible party, out of its own funds, without any right of reimbursement therefor.

Example of Payments

The following sets forth an example of collection of payments from borrowers on the mortgage loans, transfers of amounts among the issuing entity accounts and payments on the certificates for the distribution date in [   ] 2015:

[ ] 2 through [ ] 1	Due Period:	Payments due during the related Due Period ([ ] 2 through [ ] 1) from borrowers will be deposited in each servicer's custodial account as received and will include scheduled principal and interest payments due during the related Due Period.
[ ] 1 through [ ] 31 (for mortgage loans serviced by [20% Originator/Servicer] and for partial prepayments on mortgage loans serviced by [20% Servicer]) or [ ] 15 through [ ] 14 (for full prepayments on mortgage loans serviced by [20% Servicer])	Prepayment Period for partial and full prepayments received from mortgage loans:	Partial principal prepayments and principal prepayments in full received by each servicer during the related Prepayment Period ([ ] 1 through [ ] 31, for mortgage loans serviced by [20% Originator/Servicer] and for partial principal prepayments on mortgage loans serviced by [20% Servicer] or [ ] 15 through [ ] 14, for full principal prepayments on mortgage loans serviced by [20% Servicer]) will be deposited into each servicer's custodial account for remittance to the securities administrator on the servicer remittance date ([ ] 19, for mortgage loans serviced by [20% Originator/Servicer] and [ ] 19, for mortgage loans serviced by [20% Servicer]). For full principal prepayments on the mortgage loans serviced by [20% Servicer] and the distribution date in [ ] 2015, the Prepayment Period will be the period commencing on [ ] 1, 2015 through [ ] 14, 2015.
[ ] 31	Record Date:	Distributions will be made to certificateholders of record for all classes of certificates as of the last business day of the calendar month preceding the month of the related distribution date.
[ ] 19 (for	Servicer	[20% Originator/Servicer] will remit collections and recoveries

mortgage loans serviced by [20% Originator/Servicer]) or [ ] 20 (for mortgage loans serviced by [20% Servicer])	Remittance Date:	in respect of the mortgage loans to the master servicer for deposit into the master servicer collection account on or prior to the 18th day of each month (or if the 18th day is not a business day, the next business day). [20% Servicer] will remit collections and recoveries in respect of the mortgage loans to the master servicer for deposit into the master servicer collection account on or prior to the 20th day of each month (or if the 20th day is not a business day, the immediately preceding business day).
[ ] 23	Master Servicer Remittance Date	The Master Servicer will remit the collections and recoveries it receives from the Servicers to the securities administrator for deposit into the distribution account the Business Day prior to the Distribution Date.
[ ] 26	Distribution Date:	On the 25th day of each month (or if the 25th day is not a business day, the next business day), the securities administrator will make payments from amounts on deposit in the distribution account to certificateholders.

Succeeding months follow the same pattern.

THE AGREEMENTS

General

The following summary describes certain terms of the "pooling and servicing agreement," the mortgage loan purchase agreement, the purchase agreements, the servicing agreements and the custodial agreement. In addition, certain obligations of the asset representations reviewer under the pooling and servicing agreement are described under the caption "*Duties of the Asset Representations Reviewer.*" The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the agreements.

The certificates will be issued pursuant to the pooling and servicing agreement, dated as of [ ] 1, 2015, among the depositor, the master servicer, the securities administrator, the asset representations reviewer and the trustee. Certificates in certificated form will be transferable and exchangeable at the corporate trust office of the securities administrator, which will also serve as certificate registrar and paying agent. The securities administrator will provide to a prospective or actual certificateholder, without charge, on written request, an electronic copy (without exhibits) of the pooling and servicing agreement. Requests should be addressed to 9062 Old Annapolis Road, Columbia, Maryland 21045, Attention: Client Manager – Sequoia Mortgage Trust 2015-[ ].

Assignment of the Mortgage Loans

Under the mortgage loan purchase agreement, Redwood Residential Acquisition Corporation, as seller, will sell the mortgage loans to the depositor. Pursuant to the pooling and servicing agreement, on the closing date the depositor will sell, transfer, assign, set over and otherwise convey without recourse to the trustee all of its right, title and interest to the mortgage loans. Under the purchase agreements, the originators have made certain representations, warranties and covenants relating to, among other things, certain characteristics of the mortgage loans. The representations and warranties of the originators under the purchase agreements will include the representations and warranties set forth under "—*Representations and Warranties*" below and will be assigned to the depositor and then to the trustee pursuant to the assignment, assumption and recognition agreements and the assignment of representations and warranties agreements. Subject to the limitations described below, the originator under the applicable purchase agreement will be obligated as described herein to cure, repurchase, substitute a similar mortgage loan for or make an indemnification payment with respect to any mortgage loan as to which there has been an uncured breach of any such representation or warranty that materially and adversely affects the value of such mortgage loan or the interests of the certificateholders in such mortgage loan.

Under the mortgage loan purchase agreement, Redwood Residential Acquisition Corporation will be obligated as described herein to cure the breach, or repurchase or substitute for any mortgage loan as to which there has been an uncured breach of representations or warranties made by the originators other than [Exception Originator] that materially and adversely affects the value of such mortgage loan or the interests of the certificateholders in such mortgage loan, but only if such originator is unable to cure such breach or repurchase or substitute for such mortgage loan because it is subject to a bankruptcy or insolvency proceeding or no longer in existence.

The representations and warranties regarding the characteristics of each mortgage loan that were made by the respective originator and assigned to the trustee were made by the originator as of the date on which the originator sold that mortgage loan. The dates of sale range between zero and [   ] months prior to the closing date. It is possible that some representations and warranties that were true and correct on the date a mortgage loan was sold by the originator are not true and correct as of the closing date. The seller will agree to cure a breach or repurchase from the trust fund any mortgage loan as to which a representation and warranty made by the originator was true and correct as of the date made by the originator but not true and correct as of the closing date, if such breach materially and adversely affects the value of the mortgage loan or the interests of the certificateholders in that mortgage loan. Other than as described in the preceding paragraph, the seller generally will not repurchase any mortgage loan or provide any remedy with respect to any breach of a representation and warranty as of the date made by the originator.

Pursuant to the assignment, assumption and recognition agreements and the assignment of representations and warranties agreements, the Controlling Holder will have the right to enforce the obligation of the originators under the purchase agreements to cure, repurchase or substitute for or make an indemnification payment with respect to a mortgage loan. The obligations of the originators under the purchase agreements that are assigned to the trustee for the benefit of the certificateholders are limited to the obligation to repurchase, substitute for or make an indemnification payment with respect to defective mortgage loans. If the Class Principal Amount of each of the Class B-5 and Class B-4 Certificates have been reduced to zero, then no entity will have any rights as a Controlling Holder. In this circumstance, all of the rights of the Controlling Holder described in this prospectus would revert to the trustee on behalf of the certificateholders. Pursuant to the pooling and servicing agreement, the trustee will also have the right to enforce the obligation of the seller, if any, under the mortgage loan purchase agreement to cure the breach, or repurchase or substitute for a mortgage loan for which a breach has occurred. See "The Agreements—Representations and Warranties"

In connection with such transfer and assignment of the mortgage loans, pursuant to a custodial agreement dated as of [   ] 1, 2015, among the depositor, the seller, the master servicer, the trustee and the custodian, the depositor will deliver or cause to be delivered to [Custodian], as custodian, on behalf of the trustee, among other things, the original promissory note, or mortgage note, (and any modification or amendment thereto) endorsed in blank without recourse, the original instrument creating a first lien on the related mortgaged property, or mortgage, with evidence of recording indicated thereon, an assignment in recordable form of the mortgage for each non-MERS mortgage loan, the title policy with respect to the related mortgaged property and, if applicable, all recorded intervening assignments of the mortgage and any riders or modifications to such mortgage note and mortgage, except for any such document not returned from the public recording office, which is required to be delivered by the originators under the servicing agreements to the trustee or custodian as soon as the same is available. These documents are referred to, collectively, as the mortgage loan documents.

With respect to mortgage loans that are not recorded in the name of MERS, assignments of the mortgage loans to the trustee (or its nominee) will be recorded by the depositor in the appropriate public office for real property records. With respect to mortgage loans that are recorded in the name of MERS, the depositor will cause the trustee (or its nominee) to be recorded as the beneficial owner of the mortgage loans pursuant to the MERS rules for electronically tracking changes in ownership rights.

With respect to mortgage loans that are recorded in the name of MERS, if a monthly payment has not been received within 60 days of its due date, a court of competent jurisdiction in a particular state rules that MERS is not an appropriate system for transferring ownership of mortgage loans in that state, or MERS goes into bankruptcy or becomes the subject of a receivership or conservatorship, each servicer of an affected mortgage loan will prepare and submit an assignment to remove the mortgage loan from MERS within fifteen business days of the occurrence of such event.

The custodian will review the mortgage loan documents with respect to a mortgage loan generally within one business day of the later of its receipt of the mortgage loan documents or the mortgage loan schedule. If an originator does not cure any material defect or omission in the mortgage loan documents within the applicable cure period, it will be required to repurchase the mortgage loan. In the case of documents that are required to be recorded, such as an original mortgage or an original assignment of mortgage, the originator is permitted to deliver a copy of that document pending return of the original or a file stamped copy from the recording office. If the recorded documents are not returned from the recording office within approximately one year after the date that the originator sold the mortgage loan to the seller, the Controlling Holder may, but is not obligated to, request the originator to repurchase the mortgage loan.

In lieu of repurchasing a mortgage loan as provided above, during the period that ends two years after the date the seller acquired such mortgage loan, in some cases the originator may remove that mortgage loan, or a deleted mortgage loan, from the trust fund and substitute in its place another mortgage loan, or a replacement mortgage loan. Any replacement mortgage loan generally will, on the date of substitution, among other characteristics set forth in the related servicing agreement, (i) have a principal balance, after deduction of all scheduled payments due in the month of substitution (or in the case of a substitution of more than one mortgage loan for a deleted mortgage loan, an aggregate principal balance), not in excess of the stated principal balance of the deleted mortgage loan, (ii) have a mortgage rate not less than and not more than one percentage point greater than that of the deleted mortgage loan, (iii) have a remaining term to maturity not greater than (and not more than one year less than) that of the deleted mortgage loan, (iv) have a loan-to-value ratio at origination no greater than that of the deleted mortgage loan and (vi) be in material compliance with all of the representations and warranties set forth in the related servicing agreement as of the date of substitution. This cure, repurchase or substitution obligation constitutes the sole remedy available to certificateholders or the trustee for omission of, or a material defect in, a mortgage loan document.

Representations and Warranties

Except as described below, the representations and warranties made by each originator with respect to each mortgage loan sold by it include the representations and warranties in substantially the following form:

- Each mortgage file contains a written appraisal prepared by an appraiser licensed or certified by the applicable governmental body in which the mortgaged property is located and in accordance with the applicable requirements of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended. The appraisal was written, in form and substance, to (i) customary Fannie Mae or Freddie Mac standards or forms for mortgage loans of the same type as the related mortgage loans and (ii) Uniform Standards of Professional Appraisal Practice standards, and satisfies applicable legal and regulatory requirements. The appraisal was made and signed prior to the final approval of the mortgage loan application. The person performing any property valuation (including an appraiser) received no benefit from, and that person's compensation or flow of business from the originator was not affected by, the approval or disapproval of the mortgage loan. The selection of the person performing the property valuation was made independently of the broker (where applicable) and the originator's loan sales and loan production personnel. The selection of the appraiser met the criteria of Fannie Mae and Freddie Mac for selecting an independent appraiser.

- With respect to each mortgage loan, the originator verified the borrower's income, employment, and assets in accordance with its written underwriting guidelines and employed procedures designed to authenticate the documentation supporting the income, employment and assets. This verification may include the transcripts received from the Internal Revenue Service pursuant to a filing of IRS Form 4506-T and, in some cases, may include public and/or commercially available information acceptable to the purchaser.

- The originator has given due consideration to factors, including but not limited to, other real estate owned by a borrower, commuting distance to work, appraiser comments and notes, the location of the property and any difference between the mailing address active in the servicing system and the subject property address to evaluate whether the occupancy status of the property as represented by the borrower is reasonable.

- The information set forth in the mortgage loan schedule is true and correct in all material respects.

- With respect to each mortgage loan originated by [_____] and certain other originators, no fraud, error, omission, misrepresentation, negligence or similar occurrence with respect to the mortgage loan has taken place on the part of the mortgagor, the seller or any other person, including, without limitation, any appraiser, title company, closing or settlement agent, realtor, builder or developer or any other party involved in the origination or sale of the mortgage loan or the sale of the mortgaged property, that would impair in any way the rights of the purchaser in the mortgage loan or mortgaged property or that violated applicable law.

- With respect to each mortgage loan originated by certain other originators, no fraud, material misrepresentation or negligence has taken place in connection with the origination or servicing of the mortgage loan on the part of (1) the originator, (2) the borrower, (3) any broker or correspondent, (4) any appraiser, escrow agent, closing attorney or title company involved in the origination of the mortgage loan or (5) the servicer.

- Each mortgage loan either (i) was underwritten in substantial conformance with the originator's underwriting guidelines in effect at the time of origination without regard to any underwriter discretion or (ii) if not underwritten in conformance with the originator's underwriting guidelines, has reasonable and documented compensating factors. The methodology used in underwriting the extension of credit for the mortgage loan includes objective mathematical principles that relate to the relationship between the borrower's income, assets and liabilities and the proposed payment.

- Each mortgage loan at the time it was made complied in all material respects with applicable local, state and federal predatory and abusive lending laws.

- Each mortgage loan at the time of origination complied in all material respects with applicable state and federal laws including truth in lending, real estate settlement procedures, consumer credit protection, equal credit opportunity and disclosure laws applicable to the mortgage loan.

- None of the mortgage loans are high-cost as defined by the applicable local, state and federal predatory and abusive lending laws.

- Any and all requirements of any federal, state or local law including, without limitation, usury, truth-in-lending, real estate settlement procedures, consumer credit protection, equal credit opportunity, or disclosure laws applicable to the mortgage loans at origination have been complied with in all material respects or any such noncompliance was cured subsequent to origination as permitted by applicable law.

- Immediately prior to the sale of the mortgage loan pursuant to the mortgage loan purchase and sale agreement, the seller was a sole owner and holder of the mortgage loan. The mortgage loan is not assigned or pledged, and the seller has good and marketable title thereto, and has full right to transfer and sell the mortgage loan to the depositor free and clear of any encumbrance, equity, lien, pledge, charge, claim or security interest not specifically set forth in the related mortgage loan schedule and has full right and authority subject to no interest or participation of, or agreement with, any other party, to sell and assign the mortgage loan pursuant to the terms of the mortgage loan purchase and sale agreement.

- The mortgage is a valid, subsisting, enforceable and perfected first lien on the mortgaged property (subject, as to enforceability, to bankruptcy and other creditor rights laws), including all improvements on the mortgaged property, subject only to (i) the lien of non-delinquent current real property taxes and assessments not yet due and payable; (ii) covenants, conditions and restrictions, rights of way, easements and other matters of public record as of the date of recording which are acceptable to mortgage lending institutions generally and either (A) which are referred to or otherwise considered in the appraisal made for the originator of the mortgage loan or (B) which do not adversely affect the appraised value (as evidenced by an appraisal referred to in such definition) of the mortgaged property; and (iii) other matters to which like properties are commonly subject that do not materially interfere with the benefits of the security intended to be provided by the mortgage or the use, enjoyment, value or marketability of the related mortgaged property.

- All taxes and government assessments which previously became due and owing have been paid by the borrower, or escrow funds from the borrower have been established to pay any such items.

- Each mortgaged property is undamaged by waste, vandalism, fire, hurricane, earthquake or other casualty adversely affecting the value of the mortgaged property.

- The mortgage note and the related mortgage are genuine and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization or similar laws.

- Each mortgage loan secured by a first priority mortgage, other than any mortgage loan secured by a mortgaged property located in any jurisdiction as to which an opinion of counsel in lieu of title insurance is instead received, is covered by an ALTA lender's title insurance policy or other form of policy or insurance generally acceptable to Fannie Mae or Freddie Mac, issued by a title insurer acceptable to Fannie Mae or Freddie Mac and qualified to do business in the jurisdiction where the mortgaged property is located.

- All hazard insurance required under the mortgage loan sale agreement has been obtained and remains in full force and effect.

- As of the closing date, there is no default, breach, violation or event of acceleration existing under the mortgage or the mortgage note and no event which, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a default, breach, violation or event permitting acceleration, and the seller and its affiliates have not waived any default, breach, violation or event permitting acceleration.

- Each mortgage loan is a "qualified mortgage" within Section 860G(a)(3) of the Code.

- All payments due on each mortgage loan have been made and no mortgage loan was more than 30 days past due more than once in the preceding 12 months and any such delinquency did not exceed one payment.

- There is no offset, defense, counterclaim to any mortgage note, except as stated in the mortgage loan purchase and sale agreement.

If the originator under a purchase agreement cannot cure a breach of a representation and warranty made by it, which breach materially and adversely affects the value of, or the interest of the certificateholders in, that mortgage loan, within 90 days of the originator's discovery or receipt of notice of that breach, then such originator will be obligated to repurchase or substitute a replacement mortgage loan for the mortgage loan or, in some cases, make an indemnification payment in the amount of the reduction in value resulting from such breach. This cure, repurchase, substitution or indemnification obligation constitutes the sole remedy available to certificateholders or the trustee for these breaches. Neither the seller nor the depositor has any obligation to cure a breach or repurchase or substitute for a mortgage loan if the originator fails to do so, other than the obligation of the seller to cure the breach, or repurchase or substitute for a mortgage loan originated by any originator other than [Exception Originator] if there has been an uncured breach of a representation or warranty that materially and adversely affects the value of such mortgage loan or the interests of the certificateholders in such mortgage loan if the applicable originator is unable to cure such breach, repurchase or substitute for or make an indemnification payment with respect to such mortgage loan because it is subject to a bankruptcy or insolvency proceeding or no longer in existence. With respect to any mortgage loan originated by [Exception Originator], neither the seller nor the depositor will have this obligation to cure a breach, repurchase or substitute a replacement mortgage loan for such mortgage loan if [Exception Originator] fails to do so. However, the seller will agree to cure a breach or to repurchase, substitute for or make an indemnification payment with respect to any mortgage loan, including a mortgage loan originated by [Exception Originator], as to which a representation and warranty made by the originator was true and correct as of the date made by the originator but not true and correct as of the closing date, if such breach materially and adversely affects the value of the mortgage loan or the interests of the certificateholders in that mortgage loan.

Pursuant to the purchase agreements, the assignment, assumption and recognition agreements, the assignment of representations and warranties agreements and the pooling and servicing agreement, the Controlling Holder will have the right to enforce the obligations of the originators under the purchase agreements to cure any breach of a representation and warranty which materially and adversely affects the value of, or the interest of the certificateholders in, any mortgage loan, or to repurchase, substitute for or make an indemnification payment with respect to, such mortgage loan if such breach is not cured.

In addition, under certain circumstances certificateholders may have a right to direct the trustee to pursue an alleged breach of a representation and warranty made by the originator or seller, as described under "*Duties of the Asset Representations Reviewer.*"

As of the closing date, the seller and the depositor will each represent and warrant that immediately prior to its transfer of the mortgage loans, it will own and have good and marketable title to the mortgage loans free and clear of any lien, claim or encumbrance of any person. If the seller cannot cure a breach of its representation or warranty within 90 days of the seller's discovery or receipt of notice of that breach, then the trustee will enforce the seller's obligation under the mortgage loan purchase agreement to repurchase or substitute for that mortgage loan. This representation and warranty is the only representation and warranty concerning the mortgage loans made by the depositor and one of a limited number of representations and warranties concerning the mortgage loans made by the seller; all other representations and warranties concerning the mortgage loans are made only by the originators. However, the seller will be obligated to cure the breach, or repurchase from the trustee any mortgage loan as to which a representation and warranty made by an originator was true and correct as of the date made by such originator but not true and correct as of the closing date, if such breach materially and adversely affects the value of the mortgage loan or the interests of the certificateholders in that mortgage loan. In addition, with respect to representations and warranties made by each originator other than [Exception Originator], if such originator is obligated to cure a breach, repurchase or substitute for or make an indemnification payment with respect to a mortgage loan because of a breach of any such representation and warranty but is unable to do because it is subject to a bankruptcy or insolvency proceeding or no longer in existence, the seller will be obligated to cure the breach, or repurchase or substitute for such mortgage loan under the mortgage loan purchase agreement.

Pursuant to the purchase agreements, the assignment, assumption and recognition agreements, the assignment of representations and warranties agreements, the mortgage loan purchase agreement and the pooling and servicing agreement, if an allegation of a breach of a representation or warranty is not resolved to the satisfaction of the party pursuing an action and the applicable originator or the seller, as the case may be, by the end of the 180 day period beginning when notice of the repurchase request is received, then the Controlling Holder or, if there is no Controlling Holder, the trustee, may compel the applicable originator or the seller to resolve the dispute through arbitration or mediation. Arbitration will be conducted in accordance with the rules of the American Arbitration Association. The arbitrator shall determine the allocation of any expenses relating to the arbitration proceeding.

There can be no assurance that the procedures described above will be adequate to identify all breaches of representations and warranties or to enforce the obligations of an originator or the seller to cure a breach, or to repurchase or substitute for or make an indemnification payment with respect to a mortgage loan if such breach is not cured. In addition, any actions to enforce a breach of a representation or warranty may be limited by the applicable statute of limitations. See "*Risk Factors—Actions to Enforce Breaches of Representations and Warranties Relating to Mortgage Loan Characteristics May Take a Significant Amount of Time or Cause Delays or Reductions in the Amount of Payments Made to Certificateholders and May Become Barred by the Statute of Limitations*."

Status of the Mortgage Loans and Related Assets in the Event of Insolvency of the Seller

Each transfer of a mortgage loan to the seller, from the seller to the depositor and from the depositor to the issuing entity, will have been intended to be an absolute and unconditional sale of such mortgage loan. However, in the event of bankruptcy or insolvency of a prior owner of a mortgage loan, a trustee in bankruptcy or a receiver or creditor of the insolvent party could attempt to recharacterize the sale of that mortgage loan by such insolvent party as a borrowing secured by a pledge of the mortgage loan. Such an attempt, even if unsuccessful, could result in delays in payments on the certificates. If such an attempt were successful, it is possible that the affected mortgage loans could be sold in order to liquidate the assets of the insolvent entity. In the case of the bankruptcy or insolvency of the seller, there can be no assurance that the proceeds of such liquidation would be sufficient to repay the certificates in full.

Obligations in Respect of Proposed Eminent Domain Mortgage Loan Acquisition

The master servicer or the trustee will promptly notify the Controlling Holder (if any) and the master servicer or the trustee, as applicable, if one of its respective responsible officers has received notice that any governmental entity intends to acquire a mortgage loan through the exercise of its power of eminent domain. The Controlling Holder will obtain or cause to be obtained or, if there is no longer a Controlling Holder, the trustee will cause the related servicer to obtain, a valuation on the related property in the form of a broker's price opinion or another valuation method that it deems appropriate.

The Controlling Holder, if any, may also engage a third party to review each such mortgage loan to determine whether the payment offered by such governmental entity for the mortgage loan is the fair market value of such mortgage loan. Any such third party reviewer must be a recognized third party with experience performing valuations of residential mortgage loans. The Controlling Holder, if any, also may engage legal counsel to assess the legality of such governmental entity's proposed exercise of its power of eminent domain to acquire the mortgage loan to determine whether there are bona fide legal grounds for contesting such acquisition (without regard to issues relating to the amount of compensation to be paid) (each such determination referred to in this prospectus as a "legality determination"). If, as a result of such review, the Controlling Holder determines that the offered payment does not constitute the fair market value of the mortgage loan or that there may be bona fide legal grounds to contest such proposed acquisition, then the Controlling Holder may contest such acquisition through appropriate legal proceedings.

If, as a result of a review to determine whether there are bona fide legal grounds for contesting a governmental entity's proposed exercise of its power of eminent domain to acquire a mortgage loan or whether the offered payment constitutes the fair market value of a mortgage loan, the Controlling Holder concludes that it will not contest the proposed acquisition, then the Controlling Holder will notify the master servicer, the securities administrator and the trustee in writing and the securities administrator will forward to the certificateholders a copy of this decision. After such notification has been delivered, notwithstanding such a determination by the Controlling Holder, the certificateholders may direct the trustee to contest an acquisition of a mortgage loan through exercise of the power of eminent domain or the amount of the offered payment for such mortgage loan, if, within thirty days of notification of the certificateholders, (i) the trustee receives written direction to do so by the holders of more than 50% of the aggregate voting interests of the certificates and (ii) the holders directing the trustee to take such action agree to provide in advance to the trustee funds to pay for any fees, costs and expenses incurred by the trustee and to provide any indemnification reasonably requested by the trustee. In connection with any such action, the trustee will pursue reimbursement for its fees, costs and expenses from the governmental entity, if directed to do so by the certificateholders that provided such funds to the trustee as described above. If the trustee recovers any such fees, costs and expenses, it will be obligated to pay such amounts to such certificateholders unless the certificateholders directing the trustee have not satisfied their obligations to pay the fees, costs, expenses and indemnities of the trustee in taking such action, in which case such amounts will be retained by the trustee for such purposes. To the extent not reimbursed by the governmental entity or the certificateholders, the trustee will be reimbursed by the trust fund, subject to the annual expense limits as described in the definition of Available Distribution Amount.

If there is no longer a Controlling Holder, the trustee will notify the master servicer and the certificateholders that it has received notice that a governmental entity intends to acquire a mortgage loan through the exercise of its power of eminent domain and of the results of the valuation on the related property obtained. The trustee will take such other actions with respect to the action of the governmental authority as are consistent with the instructions of the certificateholders, provided the trustee will have no duty or obligation to take such actions except (i) in accordance with the written direction by the holders of more than 50% of the aggregate voting interests of the certificates and (ii) an agreement by holders directing the trustee to take such action to provide in advance to the trustee funds to pay for any fees, costs and expenses incurred by the trustee, and provide any indemnification reasonably requested by the trustee. In connection with any such action, the trustee will pursue reimbursement for its fees, costs and expenses from such governmental entity if directed to do so by the certificateholders that provided such funds to the trustee as described above. If the trustee recovers any such fees, costs and expenses, it will be obligated to reimburse such amounts to such certificateholders unless the certificateholders directing the trustee have not satisfied their obligations to pay the fees, costs, expenses and indemnities of the trustee in taking such action, in which case such amounts will be retained by the trustee for such purposes. To the extent not reimbursed by the governmental entity or the certificateholders, the trustee will be reimbursed by the trust fund, subject to the annual expense limits as described in the definition of Available Distribution Amount.

Neither the Controlling Holder nor the trustee will be liable for any legality determination or fair value determination made as described above, or any actions taken by them with respect to or in reliance on such determinations.

Mortgage Loan Servicing

Each servicer will service the mortgage loans pursuant to an existing servicing agreement, as modified pursuant to the applicable assignment, assumption and recognition agreement, or the "servicing agreement." The rights of the seller under the servicing agreements will be assigned to the depositor, and the depositor, in turn, will assign such rights to the trustee for the benefit of certificateholders. Any transfer of servicing to a successor servicer will be subject to the conditions set forth in the applicable servicing agreement and the pooling and servicing agreement.

The servicers will have primary responsibility for servicing the mortgage loans, including, but not limited to, all collection, advancing (other than in the case of [20% Servicer]) and loan-level reporting obligations, maintenance of custodial and escrow accounts, maintenance of insurance and enforcement of foreclosure proceedings with respect to the mortgage loans and the mortgaged properties, in accordance with the provisions of the servicing agreement.

The master servicer will have the authority to terminate a servicer for certain events of default which indicate that either the servicer is not performing, or is unable to perform, its duties and obligations under the servicing agreement. If the master servicer terminates a servicer, the master servicer will be required to appoint a successor servicer as provided in the pooling and servicing agreement. The master servicer will have the right to increase the servicing fee rate if it determines that an increase is necessary and appropriate in order to engage a successor servicer. Any increase in the servicing fee rate to engage a successor servicer will reduce the Net Mortgage Rate for purposes of calculating the Net WAC, and may thus reduce the Certificate Interest Rate payable to the Certificateholders.

In addition, the servicing administrator will have the authority to terminate [20% Servicer] as a servicer, with or without cause, and appoint a successor servicer, with the consent of the master servicer (which shall not be unreasonably withheld or delayed).

The servicers generally may not transfer the servicing to a successor servicer without the consent of the master servicer.

Waiver or Modification of Mortgage Loan Terms. The servicers will proceed diligently to collect all payments due under the mortgage loans and will follow such collection procedures as are customary with respect to mortgage loans that are comparable to the mortgage loans. Each servicer may waive, modify or vary the term of any mortgage loan so long as the modifications are consistent with the applicable servicing agreement and subject to the REMIC Provisions; provided, that the servicer may not enter into a payment plan or agreement to modify payments with a borrower lasting more than twelve months or permit a modification with respect to a mortgage loan that would change the mortgage rate, agree to the capitalization of arrearages, including interest, fees or expenses owed under a mortgage loan, make any future advances or extend the final maturity date with respect to a mortgage loan, or accept substitute or additional collateral or release any collateral for a mortgage loan unless the borrower is in default with respect to its mortgage loan or where default is, in the judgment of the servicer, imminent or, in some cases, reasonably foreseeable, and the master servicer has approved the modification. In the case of mortgage loans serviced by [20% Originator/Servicer] and [20% Servicer], such modifications must also be in accordance with the customary procedures of the servicer, which may change from time to time, or industry-accepted programs. The applicable monthly advancing obligations will reflect the new payment terms of the modified mortgage loans.

Due-on-Sale Clauses; Assumptions. Under each servicing agreement, when any mortgaged property has been conveyed by the borrower, the servicer will, to the extent it has knowledge of the conveyance, exercise its rights on behalf of the trustee to accelerate the maturity of the mortgage loan under any "due-on-sale" clause applicable to the mortgage loan, if any, unless (1) the servicer is prohibited by law from exercising those rights, or (2) if the exercise of those rights would impair or threaten to impair any recovery under the related insurance policy, if any. Under certain circumstances, the servicers are authorized to take or enter into an assumption and modification agreement or substitution of liability agreement, as specified in the servicing agreements, from or with the person to whom such mortgaged property has been or is about to be conveyed, pursuant to which that person becomes liable under the mortgage note. In connection with any such assumption or substitution of liability, the monthly payment and mortgage interest rate and the lifetime cap (if applicable) of the related mortgage note will not be changed, and the term of the mortgage loan will not be increased or decreased. *See "Certain Legal Aspects of the Mortgage Loans—Due-on-Sale Clauses" in this prospectus.*

Prepayment Interest Shortfalls. When a borrower prepays a mortgage loan in full between Due Dates, the borrower is required to pay interest on the amount prepaid only to the date of prepayment and not thereafter. In general, partial prepayments are treated as having been paid on the most recent Due Date, so no interest on the partial prepayment amount will accrue. Principal prepayments by borrowers received by a servicer during the related Prepayment Period for a distribution date will be distributed to certificateholders on the related distribution date. Thus, less than one month's interest may have been collected on mortgage loans that have been prepaid in full or in part with respect to any distribution date.

Pursuant to each servicing agreement, either (i) the related servicing fee (or in the case of [20% Servicer], the related servicing fee and the servicing administrator fee) for any month will be reduced (but not below zero) by the amount of any Prepayment Interest Shortfall or (ii) the servicer (other than [20% Servicer]) or the servicing administrator will be required to make payments in respect of Prepayment Interest Shortfalls from its own funds with respect to the mortgage loans, to the extent of the aggregate amount of servicing fees (and, in the case of [20% Servicer], the servicing administrator fee) actually received for that month. The amount of interest available to be paid to certificateholders will be reduced by any uncompensated Prepayment Interest Shortfalls.

Advances. Subject to the limitations described in the following paragraph, each servicer (other than [20% Servicer]) and the servicing administrator (with respect to mortgage loans serviced by [20% Servicer]) will be required to advance prior to each distribution date, from its own funds, or funds in the applicable custodial account that are not otherwise required to be remitted to the distribution account for such distribution date, an amount equal to the scheduled payment of interest at the related mortgage rate (less the servicing fee rate) and scheduled principal payments on each mortgage loan which were due on the related Due Date and which were not received prior to the related determination date (any such advance, a monthly advance).

Monthly advances are intended to maintain a regular flow of scheduled interest and principal payments on the certificates rather than to guarantee or insure against losses. Each servicer (other than [20% Servicer]) and the servicing administrator (with respect to mortgage loans serviced by [20% Servicer]) is obligated to fund monthly advances with respect to delinquent payments of interest and principal on each mortgage loan serviced by it, to the extent that such monthly advances are, in its reasonable judgment, recoverable from future payments and collections or insurance payments or proceeds of liquidation of the related mortgage loans, provided that servicers are not required or permitted to advance scheduled payments of principal and interest with respect to any mortgage loan that is 120 days or more delinquent. Any failure by a servicer (other than [20% Servicer]) or the servicing administrator to fund a monthly advance as required under the applicable servicing agreement will constitute a default thereunder, and the master servicer or a successor servicer (or successor servicing administrator in the case of any mortgage loan serviced by [20% Servicer]) appointed by the master servicer will be required to make a monthly advance in accordance with the terms of the pooling and servicing agreement; provided, however, that in no event will the master servicer, the securities administrator or a successor servicer or servicing administrator be required to make a monthly advance that is not, in its reasonable judgment, recoverable from future payments and collections or insurance payments or proceeds of liquidation of the related mortgage loans or a monthly advance with respect to any mortgage loan that is 120 days or more delinquent. If a servicer (other than [20% Servicer]) or the servicing administrator determines on any determination date to make a monthly advance, such monthly advance will be included with the payment to certificateholders on the related distribution date. To the extent a servicer (other than [20% Servicer]) or the servicing administrator uses funds in the applicable custodial account that are not otherwise required to be remitted to the distribution account for such distribution date to fund monthly advances, such servicer or the servicing administrator, as applicable, is required to replenish those funds prior to the remittance date on which those funds are to be distributed.

Each servicer (other than [20% Servicer]) and the servicing administrator may be reimbursed from collections on the related mortgage loans for which a monthly advance was made with its own funds, or was made with funds held for a future distribution and replenished with its own funds.

Each servicer (other than [20% Servicer]) and the servicing administrator may be reimbursed for monthly advances from amounts in the applicable custodial account to the extent those monthly advances are nonrecoverable from collections on the related mortgage loan for which the monthly advance was made, provided that the mortgage loan is not required to be repurchased by such servicer or the servicing administrator as a result of a breach of a representation or warranty relating to that mortgage loan.

Each servicer (other than [20% Servicer]) and the servicing administrator may also be reimbursed for monthly advances and servicing advances at the time of a servicing modification where the servicer adds those amounts to the stated principal balance of the mortgage loans as part of the modification.

Servicing Compensation and Payment of Expenses. Each servicer (other than [20% Servicer]) will be entitled to receive, from interest actually collected on each mortgage loan serviced by it, a servicing fee equal to the product of (1) the stated principal balance of the mortgage loans as of the first day of the related Due Period and (2) a per annum rate, or the servicing fee rate, equal to 0.25% annually. With respect to mortgage loans serviced by [20% Servicer], the aggregate servicing fee rate will also be 0.25% annually, with such amount allocated between [20% Servicer] and the servicing administrator. [20% Servicer]'s portion of such fee will be determined as described under "*Fees and Expenses of the Issuing Entity*." Each servicer will also be entitled to receive, to the extent provided in the servicing agreement, additional compensation in the form of any interest or other income earned on funds it has deposited in the applicable custodial account pending remittance to the distribution account, as well as, in certain cases, late charges and certain fees paid by borrowers and, in certain cases, REO management fees. [20% Originator/Servicer] will further be entitled to retain as additional servicing compensation any prepayment charges received with respect to mortgage loans it services and any increases in the mortgage interest rates payable by borrowers under the terms of the related mortgage notes due to termination of an automatic debit or direct deposit account; provided that any increase in such mortgage interest rate for any mortgage loan due to termination of an automatic debit or direct deposit account will not exceed 1%. The amount of the servicing fee of each servicer (other than [20% Servicer]) and the servicing administrator's fee are subject to adjustment with respect to prepaid mortgage loans, as described above under "— *Prepayment Interest Shortfalls.*"

As compensation for its obligations to fund monthly advances and certain servicing advances with respect to mortgage loans serviced by [20% Servicer] and to pay prepayment interest shortfalls with respect to such loans, the servicing administrator will be entitled to receive, from interest actually collected on each mortgage loan serviced by [20% Servicer], the difference, if positive, between the aggregate servicing fee based on the per annum rate equal to 0.25% annually and the fees payable to [20% Servicer] under the applicable servicing agreement.

As compensation for its services, the master servicer will be paid a monthly fee, or the master servicing fee, by the securities administrator from amount payable to it as the securities administrator fee, with respect to each mortgage loan, calculated as [_____]% per annum, or the master servicing fee rate, of the stated principal balance of each mortgage loan as of the first day of the related due period.

The amounts of the master servicing fee, the servicing administrator fee and the servicers' servicing fees are subject to adjustment with respect to prepaid mortgage loans, as described above under "—*Prepayment Interest Shortfalls*."

Evidence as to Compliance. The servicing agreements will require each servicer and the servicing administrator to deliver to the securities administrator, on or before the date in each year specified in the servicing agreement, and, if required, deliver to the securities administrator for filing with the SEC as part of a Report on Form 10-K filed on behalf of the issuing entity, the following documents:

- a report on its assessment of compliance during the preceding calendar year with all applicable servicing criteria set forth in relevant SEC regulations with respect to asset-backed securities transactions taken as a whole involving the servicer that are backed by the same types of assets as those backing the offered securities, as well as similar reports on assessment of compliance received from certain other parties participating in the servicing function as required by relevant SEC regulations;

- with respect to each assessment report described in the immediately preceding bullet point, a report by a registered public accounting firm that attests to, and reports on, the assessment made by the asserting party, as set forth in relevant SEC regulations; and

- a statement of compliance from the servicer and the servicing administrator, and similar statements from certain other parties involved in servicing the mortgage loans as required by relevant SEC regulations, signed by an authorized officer, to the effect that: (a) a review of the servicer's or the servicing administrator's activities during the reporting period and of its performance under the servicing agreement has been made under such officer's supervision; and (b) to the best of such officer's knowledge, based on such review, the servicer or the servicing administrator has fulfilled all of its obligations under the servicing agreement in all materials respects throughout the reporting period or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof.

Events of Default. Events of default with respect to each servicer under each servicing agreement include (i) any failure of a servicer to remit to the master servicer any required payment which continues unremedied for two business days, subject in some cases to certain notice or knowledge requirements; (ii) any failure by a servicer duly to observe or perform in any material respect any of its other covenants or agreements in the servicing agreement which continues unremedied for 30 days after the giving of written notice of such failure by the master servicer to the servicer; (iii) if a servicer is also the originator of a mortgage loan, any failure of the originator or the servicer to repurchase a mortgage loan or make the appropriate indemnification payment within 30 days of the final decision of an arbitrator that the originator or the servicer, as the case may be, is obligated to repurchase or make an indemnification payment with respect to a mortgage loan; and (iv) certain events of insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceeding and certain actions by or on behalf of the servicer indicating its insolvency, reorganization or inability to pay its obligations.

If an event of default occurs involving the failure of a servicer (other than [20% Servicer]) or the servicing administrator to fund a monthly advance prior to the related distribution date, the master servicer is required to terminate such servicer or, in the case of such an event of default involving the servicing administrator, the servicing administrator and, at the master servicer's option, [20% Servicer], and either appoint a successor servicer or servicing administrator in accordance with the servicing agreement and the pooling and servicing agreement or succeed to the responsibilities of the terminated servicer or servicing administrator, unless 100% of the certificateholders waive the default of the servicer or servicing administrator. If any other event of default by a servicer under a servicing agreement has occurred, the master servicer may, at its option, and will, if it determines such action to be in the best interests of certificateholders, terminate the defaulting servicer. The servicing administrator will not be terminated as a result of such an event of default by [20% Servicer]. In the event that the master servicer removes a servicer or the servicing administrator, the master servicer will, in accordance with the pooling and servicing agreement, act as successor servicer or successor servicing administrator under the related servicing agreement or will appoint a successor servicer or successor servicing administrator in accordance with the pooling and servicing agreement. Upon termination of the servicer, there will be a period of transition of not more than 90 days before the servicing functions of the servicer can be fully transferred to a successor servicer (including the master servicer as successor servicer). In connection with the appointment of a successor servicer, the master servicer may make arrangement for the compensation of the successor servicer as the master servicer and successor servicer agree. The master servicer will have the right to agree to compensation of a successor servicer in excess of that permitted to a servicer under the servicing agreements if, in its good faith judgment, an increase is necessary or advisable to engage a successor servicer. To the extent a successor servicer is paid a servicing fee in excess of that permitted to a servicer under the servicing agreements, any resulting shortfall will be allocated to the certificates by operation of the payment priorities.

An "Event of Default" with respect to the master servicer under the pooling and servicing agreement includes (i) any failure by the master servicer to furnish the securities administrator certain mortgage loan data which continues unremedied for one business day after the date upon which written notice of such failure has been given as required under the pooling and servicing agreement; (ii) any failure on the part of the master servicer duly to observe or perform in any material respect any other of certain covenants or agreements on the part of the master servicer contained in the pooling and servicing agreement which continues unremedied for a period of 30 days after the date on which written notice of such failure has been given as required under the pooling and servicing agreement; (iii) any failure of the master servicer to make any advances when such advances are due, which failure continues unremedied for one business day; and (iv) certain events of insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceeding and certain actions by or on behalf of the master servicer indicating its insolvency, reorganization or inability to pay its obligations.

If an Event of Default involving the failure of the master servicer to make a monthly advance prior to the related distribution date occurs, the trustee is required to terminate the master servicer and either appoint a successor master servicer or succeed to the responsibilities of the terminated master servicer in accordance the pooling and servicing agreement, unless 100% of the certificateholders waive the default of the master servicer. If any other Event of Default by the master servicer has occurred, the trustee may, at its option, and will, if it has been directed to do so by either (a) certificateholders holding more than 50% of the Class Principal Amount (or Class Notional Amount) of each class of certificates, or (b) certificateholders holding 50% of the aggregate Class Principal Amount of the subordinate certificates, terminate the defaulting master servicer and either appoint a successor master servicer in accordance with the pooling and servicing agreement or succeed to the responsibilities of the terminated master servicer. However, in the event of (b) above, the trustee will provide written notice to all of the certificateholders within two business days of receiving such direction prior to terminating the master servicer and will not terminate the master servicer if, within 30 days of sending such written notice, the trustee has received contrary instructions from certificateholders holding more than 50% of the aggregate voting interests of the certificateholders. If the same entity is acting as both the securities administrator and the master servicer, the trustee will direct the depositor to remove the securities administrator in accordance with the pooling and servicing agreement. Upon termination of the master servicer, the trustee, unless a successor master servicer is appointed by the trustee, will succeed to all responsibilities, duties and liabilities of the master servicer under the pooling and servicing agreement, and will be entitled to reasonable servicing compensation not to exceed the master servicing fee, together with other compensation as provided in the pooling and servicing agreement. Notwithstanding the foregoing, the trustee may, if it shall be unwilling so to act, or shall, if it is legally unable to act, appoint or petition a court of competent jurisdiction to appoint, a successor master servicer in accordance with the pooling and servicing agreement. If an Event of Default has occurred and has not otherwise been cured or waived, the trustee will be required to exercise such of the rights and powers as are vested in it by the pooling and servicing agreement and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

To the extent that the costs and expenses incurred by the trustee in connection with any alleged or actual default by the master servicer, the termination of the master servicer, any appointment of a successor master servicer and/or any transfer and assumption of master servicing by the trustee or any successor master servicer are not fully and timely reimbursed by the terminated master servicer, then (a) the successor master servicer will deduct these amounts from any amounts that it otherwise would have paid to the predecessor master servicer in reimbursement of outstanding advances, and the successor master servicer will reimburse itself and the trustee for any unreimbursed costs and expenses, and (b) if the trustee is not required to be reimbursed by the master servicer or if those costs and expenses are not satisfied pursuant to clause (a) within 90 days, then the trustee and successor master servicer will be entitled to reimbursement of such costs and expenses from the distribution account, subject to an aggregate annual limit of $300,000 and subject to an annual cap of $125,000 with respect to the aggregate amount reimbursable to the trustee, each as described in the definition of Available Distribution Amount.

Limitation on Liability of the Servicers and Master Servicer. Each servicing agreement provides that the servicer and any director, officer, employee or agent of the servicer may rely on any document of any kind which it in good faith reasonably believes to be genuine and to have been properly adopted or signed with respect to matters arising under the servicing agreement. A servicer generally will have no obligation to appear with respect to, prosecute or defend any legal action that is not incidental to its duty to service the mortgage loans in accordance with its servicing agreement.

Under the terms of [each] servicing agreement, a servicer will not be liable except for the performance of such duties and obligations as are specifically set forth in such servicing agreement and no implied covenants or obligations will be read into such servicing agreement against the servicer. Neither a servicer nor any of its directors, officers, employees or agents shall be under any liability for any action taken or for refraining from the taking of any action in accordance with customary servicing procedures and otherwise in good faith pursuant to the servicing agreement or for errors in judgment; provided, however, that a servicer is not protected against any liability resulting from any breach of any representation or warranty made in the servicing agreement, or from any liability specifically imposed on the servicer in the servicing agreement; and, provided further, that a servicer is not protected against any liability that would otherwise be imposed by reason of the willful misfeasance, bad faith or gross negligence in the performance of duties or by reason of reckless disregard of the obligations or duties under the servicing agreement.

The pooling and servicing agreement provides that neither the master servicer nor any of its directors, officers, employees or agents will be under any liability to the trustee or the certificateholders for any action taken or for refraining from the taking of any action in good faith pursuant to the pooling and servicing agreement, or for errors in judgment; provided, however, that this provision does not protect the master servicer or any such person against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in its performance of its duties or by reason of reckless disregard for its obligations and duties under the pooling and servicing agreement. The master servicer and any director, officer, employee or agent of the master servicer may rely in good faith on any document of any kind prima facie properly executed and submitted by any person respecting any matters arising under the pooling and servicing agreement. The master servicer generally will have no obligation to appear with respect to, prosecute or defend any legal action that is not incidental to its duties to master service the mortgage loans in accordance with the pooling and servicing agreement.

The pooling and servicing agreement further provides that the master servicer will not be liable for any acts or omissions of any servicer except to the extent that damages or expenses are incurred as a result of such act or omissions and such damages and expenses would not have been incurred but for the negligence, willful misfeasance, bad faith or recklessness of the master servicer in supervising, monitoring and overseeing the obligations of the servicers under the pooling and servicing agreement.

Resignation of the Servicers and the Master Servicer. Neither the master servicer nor any servicer may resign from its obligations and duties under the pooling and servicing agreement or the applicable servicing agreement or assign or transfer its rights, duties or obligations except upon a determination that its duties thereunder are no longer permissible under applicable law and the incapacity cannot be cured. No such resignation will become effective until a successor has assumed the master servicer's or such servicer's obligations and duties under the pooling and servicing agreement or the applicable servicing agreement, as the case may be.

Any person into which the master servicer or a servicer may be merged or consolidated, any person resulting from any merger or consolidation to which the master servicer or a servicer is a party, any person succeeding to the business of the master servicer or a servicer or any person to whom the master servicer or a servicer assigns or transfers its duties and obligations, will be the successor of the master servicer or such servicer, as the case may be, under the pooling and servicing agreement or the applicable servicing agreement; provided, however, that any successor to the master servicer whose primary business is the servicing of conventional residential mortgage loans must be qualified and approved to service mortgage loans for Fannie Mae or Freddie Mac and shall have a net worth of not less than $15,000,000.

Limitation on Rights of Certificateholders. No certificateholder will have any right under the pooling and servicing agreement to institute any suit, action or proceeding with respect to the pooling and servicing agreement unless (1) that certificateholder previously gave written notice to the trustee of an event of default, (2) certificateholders evidencing not less than 25% of the Class Principal Amount or Class Notional Amount of certificates of each class affected by the event of default have made written request to the trustee to institute proceedings in its own name as trustee and have offered to the trustee reasonable indemnity, (3) the trustee, for 60 days after its receipt of such notice, request and offer of indemnity, has failed to institute any proceeding and (4) no direction inconsistent with such written request has been given to the trustee during that 60-day period by certificateholders evidencing not less than 25% of the Class Principal Amount or Class Notional Amount of certificates of each affected class.

Amendment of the Servicing Agreements and Pooling and Servicing Agreement. Each servicing agreement may generally be amended by written agreement between the parties thereto without notice to or consent of the certificateholders. The pooling and servicing agreement may be amended by written agreement between the depositor, the master servicer, the securities administrator and the trustee, without notice to or consent of the certificateholders, (i) to cure any ambiguity or mistake, (ii) to cause the provisions of the pooling and servicing agreement to conform to or be consistent with or in furtherance of the statements made with respect to the certificates, the trust fund or the pooling and servicing agreement in this prospectus, or to correct any error, (iii) to make any other provisions with respect to matters or questions arising under the pooling and servicing agreement, (iv) to add, delete or amend any provisions to the extent necessary or desirable to comply with any requirements imposed by the Code and the REMIC Provisions, (v) if necessary in order to avoid a violation of any applicable law or regulation or (vi) if a TIA Applicability Determination (as defined below) is made, to modify, eliminate or add to the provisions of the pooling and servicing agreement to the extent necessary to (A) effect the qualification of the pooling and servicing agreement under the Trust Indenture Act of 1939 (the "TIA") or under any similar federal statute and to add to the pooling and servicing agreement any other provisions as may be expressly required by the TIA, and (B) modify the other provisions of the pooling and servicing agreement to the extent necessary to make those provisions consistent with, and conform to, the modifications made pursuant to clause (A).

With respect to clause (vi) above, in a number of cases that have been filed alleging certain violations of the TIA, certain lower courts have held that the TIA was applicable to certain agreements similar to the pooling and servicing agreement and that the mortgage-backed securities issued pursuant to such agreements were not exempt under Section 304(a)(2) of the TIA. (See for example, *Retirement Bd. of the Policemen's Annuity and Benefit Fund of the City of Chicago, et al. v. The Bank of New York Mellon*, 11 Civ. 5459 (WHP) (S.D.N.Y. Apr. 3, 2012), *Policemen's Annuity and Benefit Fund of the City of Chicago v. Bank of America, et. al*, 12 Civ. 2865 (KBF) (S.D.N.Y. Dec 7, 2012) and *American Fidelity Assurance Co. v. Bank of New York Mellon*, No. Civ-11-1284-D (W.D. Okla. Dec. 26, 2013)). These rulings are contrary to more than three decades of market practice, as well as guidance provided by the Division of Corporation Finance as posted on the Securities and Exchange Commission's website as Division of Corporation Finance Interpretive Response 2012.01 ("CDI 202.01") regarding the TIA, Section 304(a)(2) (which guidance was updated on May 3, 2012 to note the first of these rulings referred to above and to state that the "staff is considering CDI 202.01 in light of this ruling"). See also *Harbor Financial, Inc.* 1988 SEC No-Act. LEXIS 1463 (Oct. 31, 1988). In addition, on December 23, 2014, the United States Court of Appeals for the Second Circuit reversed the lower court's ruling in *Retirement Bd. of the Policemen's Annuity and Benefit Fund* regarding the applicability of the TIA to trusts governed by pooling and servicing agreements under New York law, holding that the mortgage-backed securities at issue are exempt under Section 304(a)(2) of the TIA. If any of the other rulings by the federal district courts is affirmed on appeal, or if there is a change by the Division of Corporation Finance of its position that agreements similar to the pooling and servicing agreement are exempt from the TIA under Section 304(a)(2) or any other exemption, that would likely result in the pooling and servicing agreement being required to be qualified under the TIA.

Based on the SEC's prior guidance and historical industry practice, the pooling and servicing agreement has not been qualified under the TIA. The pooling and servicing agreement will provide that if, subsequent to the date of this prospectus, the depositor informs the trustee that it has determined that the TIA does apply to the pooling and servicing agreement or that qualification under the TIA or any similar federal statute is required (a "TIA Applicability Determination"), it will be amended without notice to or consent of the certificateholders to the extent necessary to comply with the TIA. In addition, if the TIA were to apply to the pooling and servicing agreement, the TIA provides that certain provisions would automatically be deemed to be included in the pooling and servicing agreement (and the pooling and servicing agreement thus would be statutorily amended without any further action); provided, however, that it will be deemed that the parties to the pooling and servicing agreement have agreed that, to the extent permitted under the TIA, the pooling and servicing agreement will expressly exclude any non-mandatory provisions that (x) conflict with the provisions of the pooling and servicing agreement or would otherwise alter the provisions of the pooling and servicing agreement or (y) increase the obligations, liabilities or scope of responsibility of any party to the pooling and servicing agreement. Generally, the TIA provisions include additional obligations of the trustee, certain additional reporting requirements and heightened conflict of interest rules which may require, for example, that the trustee resign if the interests of the holders of the various classes of certificates differ from one another under certain circumstances and that one or more other trustees be appointed in its place. While investors should understand the potential for such amendments, investors should not purchase certificates with any expectation that the TIA will be determined to apply or that any such amendments will be made.

The pooling and servicing agreement may also be amended by the trustee, the master servicer, the securities administrator, the asset representations reviewer and the depositor with the consent of the holders of certificates of each class affected by the amendment, in each case evidencing not less than 66 2/3% of the aggregate percentage interests constituting that class, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the pooling and servicing agreement or of modifying in any manner the rights of the certificateholders; provided, however, that no amendment may (i) reduce in any manner the amount of or delay the timing of, collections of payments on the mortgage loans or distributions that are required to be made on a certificate of any class without the consent of the holder of that certificate or (ii) reduce the percentage of certificates of any class the holders of which are required to consent to that amendment unless the holders of all certificates of that class have consented to the change in percentage. The trustee will not be entitled to consent to an amendment to the pooling and servicing agreement without having first received an opinion of counsel to the effect that the proposed amendment will not cause the issuing entity to fail to qualify as a REMIC, and the trustee and securities administrator prior to executing such an amendment may require an opinion of counsel stating that the execution of such amendment is duly authorized and permitted under the pooling and servicing agreement.

Duties of the Trustee and the Securities Administrator. Each of the securities administrator and the trustee will be required to perform only those duties specifically required of it under the pooling and servicing agreement unless, in the case of the trustee, a master servicer event of default has occurred, whereupon the trustee may take such additional actions as described above under "—*Events of Default*." Key duties of the securities administrator are described herein under "*Description of the Certificates – Exchangeable Certificates*," "—*Payments on Mortgage Loans; Accounts*," "*The Master Servicer, the Securities Administrator, the Custodian and the Servicers—[Name of Securities Administrator]*," "*Administration of the Issuing Entity—Servicing and Administrative Responsibilities--Securities Administrator*" and "*The Agreements – Reports to Certificateholders*." Key duties of the Trustee are described under "*Administration of the Issuing Entity—Servicing and Administrative Responsibilities— Trustee*" and "*The Agreements – Obligations in Respect of Proposed Eminent Domain Mortgage Loan Acquisition*" and "*The Agreements—Representations and Warranties*."

Upon receipt of the various certificates, statements, reports or other instruments required to be furnished to it, each of the trustee and the securities administrator will be required to examine them to determine whether they are in the form required by the pooling and servicing agreement; however, neither the trustee nor the securities administrator will be responsible for the accuracy or content of any documents furnished to such party by any other party; in addition, neither will be required to verify or recompute any mortgage loan data received from the servicers or the master servicer, but will be entitled to rely conclusively on such information.

Neither the trustee nor the securities administrator will have any liability arising out of or in connection with the pooling and servicing agreement, except that such party may be held liable for its own negligent action or failure to act, or for its own willful misconduct; provided, however, that the trustee will not be personally liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of the certificateholders during a master servicer event of default. The trustee will not be deemed to have notice of any master servicer event of default unless an officer of the trustee has actual knowledge of the master servicer event of default or written notice of a master servicer event of default is received by the trustee at its corporate trust office. Except when the master servicer is the securities administrator, the securities administrator generally will not be deemed to have notice of any master servicer event of default unless an officer of the securities administrator has actual knowledge of the master servicer event of default or written notice of a master servicer event of default is received by the securities administrator at the address specified in the pooling and servicing agreement. Neither the trustee nor the securities administrator is required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the pooling and servicing agreement, or in the exercise of any of its rights or powers, if it has reasonable grounds for believing that repayment of those funds or adequate indemnity against risk or liability is not reasonably assured to it.

The trustee will have no duties under the pooling and servicing agreement with respect to any claim, notice or other document (other than a claim or notice relating to the obligation of the trustee to enforce a remedy for a breach of a representation or warranty) it may receive or which may be alleged to have been delivered to or served upon it by the parties as a consequence of the assignment of any mortgage loan under the pooling and servicing agreement; however, the trustee will remit to the applicable servicer, with a copy to the master servicer, any claim, notice or other document it may receive which is delivered to the trustee's corporate trust office, of which an officer of the trustee has actual knowledge and which contains information sufficient to permit the trustee to make a determination that the real property to which such document relates is a mortgaged property. None of the provisions in the pooling and servicing agreement will in any event require the trustee or the securities administrator to perform, or be responsible for the manner of performance of, any of the obligations of the master servicer, any servicer or any other party under the pooling and servicing agreement, the servicing agreements or the custodial agreement, except during such time as the trustee is the successor to, and is vested with the rights, duties, powers and privileges of, the master servicer. Neither the trustee nor the securities administrator will be responsible for any act or omission of the master servicer, the depositor or any other party.

Neither the trustee nor the securities administrator will be responsible for (a) any recording, filing or depositing of any agreement or of any financing statement or continuation statement evidencing a security interest, or the maintenance of any such recording or filing or depositing or any rerecording, refiling, or redepositing, (b) the payment of any insurance, (c) the payment or discharge of any tax, assessment, or other governmental charge or penalty or any lien or encumbrance of any kind owing with respect to, assessed or levied against, any part of the trust fund, other than from funds available in the distribution account, or (d) confirming or verifying the contents or any reports or certificates of the master servicer or any servicer delivered to the trustee or the securities administrator pursuant to the pooling and servicing agreement or any servicing agreement believed by the trustee or the securities administrator, as applicable, to be genuine and properly signed or presented. Neither the trustee nor the securities administrator is responsible for the validity of the pooling and servicing agreement or the certificates or the validity, priority, perfection or sufficiency of the security for the certificates.

Expenses and Indemnities of the Trustee and the Securities Administrator. Each of the trustee and the securities administrator will be entitled to reimbursement of all reasonable expenses, disbursements and advances incurred or made by such party in accordance with the pooling and servicing agreement, except for expenses, disbursements and advances incurred by such party in the routine administration of its duties under the pooling and servicing agreement and other transaction documents and except for any expenses arising from its negligence or willful misconduct. The trustee and the securities administrator will also be entitled to indemnification from the issuing entity for any loss, liability or expense arising out of, or incurred in connection with, the acceptance or administration of the trusts created under the pooling and servicing agreement or in connection with the performance of their duties under the pooling and servicing agreement, including the costs and expenses of defending themselves against any claim in connection with the exercise or performance of any of their powers or duties under the pooling and servicing agreement, except for any expenses arising from the such party's negligence or willful misconduct.

The trustee and the securities administrator will be entitled to reimbursement for its expenses and indemnification amounts as described above from collections (subject to the aggregate annual cap of $300,000 and subject to an annual cap of $125,000 with respect to the trustee, in each case as further described elsewhere in this prospectus), prior to distribution of any amounts to certificateholders.

Resignation of Trustee and Securities Administrator. Each of the trustee and securities administrator may, upon written notice to the other party, the depositor and the master servicer, resign at any time, in which event the depositor will appoint a successor trustee or successor securities administrator. If no successor trustee or successor securities administrator has been appointed and has accepted the appointment within thirty days after the notice of resignation is given by the trustee or the securities administrator, the resigning party may petition any court of competent jurisdiction for appointment of a successor trustee or successor securities administrator.

Each of the trustee and the securities administrator may be removed at any time by the depositor if (a) such party ceases to be eligible to continue to act as trustee or securities administrator under the pooling and servicing agreement, (b) with respect to the securities administrator only, the securities administrator fails to perform its obligations under the pooling and servicing agreement to make distributions to the certificateholders, which failure continues unremedied for one business day after receipt of notice from the trustee or the depositor, (c) with respect to the securities administrator only, the securities administrator fails to provide certain certificates as required pursuant to the pooling and servicing agreement, (d) the trustee or the securities administrator becomes incapable of acting, or is adjudged bankrupt or insolvent, or a receiver of the trustee or the securities administrator is appointed, (e) with respect to the trustee only, a tax is imposed or threatened with respect to the issuing entity by any state in which the trustee or the trust fund held by the trustee is located or (f) the continued use of the trustee or the securities administrator would result in a downgrading of the rating by any rating agency of any class of certificates. In addition, each of the trustee and the securities administrator may be removed at any time by holders of more than 50% of the class principal amount (or percentage interest) of each class of certificates upon 30 days' written notice to the depositor and the trustee or the securities administrator, as applicable. If the same person is acting as both the securities administrator and the master servicer, then, in the event of the removal of the securities administrator, the depositor will direct the trustee to remove the master servicer in accordance with the terms of the pooling and servicing agreement.

Any resignation or removal of the trustee or the securities administrator, as applicable, and appointment of a successor trustee or successor securities administrator will not become effective until acceptance of the appointment by the successor trustee or the securities administrator, as applicable, whereupon the predecessor trustee or predecessor securities administrator, as applicable, will mail notice of the succession of the successor trustee or the successor securities administrator, as applicable, to all certificateholders. Expenses incurred with respect to such mailing as well as any other expenses relating to the removal, termination and replacement of a trustee or the securities administrator will be paid by the predecessor party; provided, if such party has been removed without cause or such expenses are not recoverable from the predecessor party, such expenses will be paid by the trust fund out of amounts otherwise distributable to certificateholders.

The predecessor trustee will be required to deliver to the successor trustee (or assign to the successor trustee its interest under the custodial agreement, to the extent permitted) all mortgage loan files, and will be required to assign, transfer, deliver and pay over to the successor trustee the entire trust fund, together with all necessary instruments of transfer and assignment or other documents properly executed necessary to effect that transfer. In addition, the master servicer and the predecessor trustee or predecessor securities administrator will be required to execute and deliver such other instruments and do such other things as may reasonably be required to vest in the successor trustee or successor securities administrator, as applicable, all such rights, powers, duties and obligations.

Reports to Certificateholders

On each distribution date, the securities administrator will make available on the securities administrator's website at [   ] distribution statement containing the items set forth below and as specified in the pooling and servicing agreement, based solely on information received from the servicers. For purposes of any electronic version of this prospectus, the preceding uniform resource locator, or URL, is an inactive textual reference only. The depositor has taken steps to ensure that this URL reference was inactive at the time the electronic version of this prospectus was created. This URL can be accessed in an internet browser at https:// followed by the URL. In addition, for so long as the issuing entity is required to file reports with the SEC under the Exchange Act, the issuing entity's annual report on Form 10-K, distribution reports on Form 10-D, current reports on Form 8-K and amendments to those reports will be made available on such website as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

The securities administrator will include in each Form 10-D any request received during the applicable reporting period from an investor to communicate with other investors related to investors exercising their rights under the terms of the pooling and servicing agreement. The information will include the name of the investor making the request, the date the request was received, a statement from the securities administrator regarding its receipt of such request stating that such investor is interested in communicating with other investors with regard to the possible exercise of rights under the pooling and servicing agreement and a description of the method other investors may use to contact the requesting investor.   Investors should direct such requests to:

[Insert name and address of Securities Administrator]
Attention: Sequoia Mortgage Trust Series [   ] Form 10-D Communication Request

If any requesting investor is a record holder of certificates at the time of such request to communicate, such investor will not be required to provide verification of ownership. If the investor is not a record holder of certificates, the securities administrator will require such investor to provide a written certification from such investor that it is a beneficial owner of certificates and one other form of documentation, such as a trade confirmation, an account statement, a letter from a broker or dealer or similar document.   The securities administrator will be reimbursed from the trust fund for its expenses, if any, incurred in connection with any investor communication request, subject to the maximum annual amount described in the definition of "Available Distribution Amount."

The monthly report to certificateholders will include, among other things:

- any applicable record dates, accrual dates, determination dates for calculating distributions and actual distribution dates for the distribution period;

- the amount of cashflows received and the sources thereof for distributions, fees and expenses;

- the amount of fees and expenses accrued and paid, the purpose of such fees and expenses and the identification of each payee, including the amount of fees paid to the trustee, the custodian, the master servicer, the securities administrator, the servicers and the asset representations reviewer for such distribution date;

- the amount of payments accrued and paid with respect to credit enhancement or other support for the related transaction, including, insurance premiums and payments to swap or cap providers, the purpose of such payments and the identification of each payee;

- the amount of the distribution with respect to each class of securities;

- the amount of such distributions allocable to principal, separately identifying the aggregate amount of any prepayments or other unscheduled recoveries of principal included in such amount;

- the amount of such distributions allocable to interest;

- the class principal balance of each class of securities (other than interest-only securities) as of such distribution date together with the principal balance of the securities of the related class (based on a security in the original principal balance of $1,000), after giving effect to any payment of principal on such distribution date;

- the class notional balance of each class of interest only securities as of such distribution date together with the principal balance of the securities of the related class (based on a security in the original principal balance of $1,000), after giving effect to any payment of principal on such distribution date;

- if applicable, a statement that interest payable on one or more classes of securities on such distribution date represents interest accrued on those classes at a rate equal to the applicable available funds cap, net weighted average cap or other limitation;

- the amount, terms and general purpose of any advances for such distribution date, including

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the general use of funds advanced and the general source of funds for reimbursements, and the amount of any outstanding advances remaining after such distribution date;

- the purchase price deposited into the collection account with respect to any mortgage loan;

- the total number of mortgage loans and the aggregate principal balances thereof, together with the number and aggregate principal balances of mortgage loans (a) 30-59 days delinquent, (b) 60-89 days delinquent and (c) 90 or more days delinquent;

- the number and aggregate principal balance of mortgage loans in foreclosure proceedings (and whether any such mortgage loans are also included in any of the statistics described in the preceding clause);

- the pool balance as of such distribution;

- any applied loss amount for any class of securities;

- the amount of any basis risk shortfall with respect to any class of securities;

- the amount of excess cash flow or excess spread and the disposition of such excess cash flow or excess spread;

- the overcollateralization amount for such distribution date;

- the amount of any shortfalls in distributions of interest with respect to each class of securities on such distribution date and the cumulative amount of any unreimbursed shortfalls in distributions of interest from prior distribution dates;

- any amounts drawn on any credit enhancement or other support, as applicable, and the amount of coverage remaining under any such enhancement, if known and applicable;

- delinquency and loss information for the distribution period with respect to the mortgage loans in the pool;

- the number of properties and the unpaid principal balance with respect to each property relating to defaulted mortgage loans in the issuing entity;

- the beginning and ending balances of the distribution account, reserve account or other transaction account and any material account activity during the related period;

- any material modifications, extensions or waivers to pool asset terms, fees, penalties or payments during the distribution period or that have cumulatively become material over time;

- information with respect to material breaches of pool asset representations or warranties or transaction covenants; and

- information on ratio, coverage or other tests used for determining any early amortization, liquidation or other performance trigger and whether the trigger was met.

Voting Rights

Voting rights under the pooling and servicing agreement will be allocated as follows:

- 98% to the classes of certificates, other than the interest-only certificates and the residual certificates, in proportion to their respective outstanding Class Principal Amounts; and

- 1% to the Class [   ] Certificates.

- 1% to the Class [   ] Certificates.

See "*The Agreements—Mortgage Loan Servicing—Amendment of the Servicing Agreements and Pooling and Servicing Agreement*" for a description of the vote required to amend the pooling and servicing agreement.

Termination of the Issuing Entity

The issuing entity will terminate upon the payment to the holders of all classes of certificates of all amounts required to be paid to the holders and upon the last to occur of:

- the final payment or other liquidation, or any related advance, of the last mortgage loan;

- the disposition of all property acquired in respect of any mortgage loan remaining in the trust fund; and

- exercise by the master servicer of its right to purchase the mortgage loans and other property of the trust as described under "*Description of the Certificates—Optional Purchase of the Mortgage Loans*" in this prospectus.

The Custodial Agreement

In connection with the sale of the mortgage loans by the depositor to the issuing entity on the closing date, the depositor will be required to deliver a loan file to the custodian with respect to each mortgage loan consisting of, as to each mortgage loan that is not a cooperative loan:

- the original mortgage note endorsed in blank, or, in the case of mortgage loans serviced by [20% Originator/Servicer], if the original mortgage note has been lost or destroyed, a copy of the mortgage note together with a lost note affidavit;

- the original recorded mortgage or a certified copy thereof, or, if the original mortgage has not yet been returned from the applicable public recording office, a certified copy of the original mortgage;

- for any mortgage loan not recorded with MERS® System, the original assignment of the mortgage in blank, in recordable form;

- each original recorded intervening assignment of the mortgage, or if any assignment has been submitted for recordation but has not been returned from the applicable public recording office or is otherwise not available, a certified copy thereof;

- the original title insurance policy, note of title insurance or written commitment, or a copy of such policy;

- the original or copies of each assumption agreement and modification agreement, if any; and

- the original or copies of each power of attorney, if any.

As to each cooperative loan, the depositor will be required to deliver a loan file to the custodian consisting of:

- the original mortgage note together with any applicable riders, endorsed in blank, with all prior and intervening endorsements as may be necessary to show a complete chain of endorsements;

- the original security agreement;

- the original stock certificate representing the shares of stock issued by a cooperative corporation and allocated to a cooperative unit (or the "Cooperative Shares") and original stock power in blank;

- the original lease on a cooperative unit evidencing the possessory interest of the owner of the Cooperative Shares in such cooperative unit (or the "Proprietary Lease") and an original assignment of the Proprietary Lease in blank;

- the original recognition agreement;

- the original UCC-1 financing statement with evidence of filing; and

- the original UCC-3 assignment in blank.

The depositor will also be required to deliver to the custodian an electronic version of each loan file which may be accessed by the trustee in connection with mortgage loan repurchase requests.

Limitation on Liability of Custodian. The custodial agreement provides, among other privileges and protections, that neither the custodian nor any of its directors, officers, agents or employees will be liable for any action taken or omitted to be taken in good faith pursuant to the custodial agreement and believed to be within the purview of the custodial agreement.

Resignation and Removal of Custodian. The custodian may resign from its obligations and duties under the custodial agreement upon 60 days' prior written notice to the trustee, and the trustee may remove the custodian upon 60 days' prior written notice to the custodian, whereupon the trustee will either take custody of the mortgage files itself or appoint a successor custodian. If the trustee has neither taken custody of the mortgage files nor appointed a successor custodian within 30 days after notice of resignation or removal was given, the custodian may petition any court of competent jurisdiction for the appointment of a successor custodian.

Any person into which the custodian may be merged or consolidated, any person resulting from any merger or consolidation to which the custodian is a party, any person succeeding to the business of the custodian or any person to whom the custodian assigns or transfers its duties and obligations, will be the successor to the custodian under the custodial agreement.

DUTIES OF THE ASSET REPRESENTATIONS REVIEWER

Under the pooling and servicing agreement, the asset representations reviewer will review mortgage loans for breaches of representations and warranties as described herein.

Asset Representations Reviewer Compensation

The asset representations reviewer will receive a fee of $[   ] for each mortgage loan file review it conducts. Such fees will be an expense of the trust and payable out of amounts otherwise distributable to certificateholders. The amount of any such fees paid in any month will result in a realized loss allocated to the then most subordinate class of certificates with respect to payments of principal. In addition, on the closing date the depositor will pay the asset representations reviewer an acceptance fee of $[   ].

Representations and Warranties Breach Review and Enforcement

The asset representations reviewer will review the loan origination documentation under the circumstances described below:

- Loan Level Review Trigger – The asset representations reviewer will review the loan origination documentation for any mortgage loan that (i) becomes 120 days delinquent, other than any such mortgage loan that was the subject of a previous arbitration proceeding under the related purchase agreement, or (ii) is liquidated and a realized loss is incurred, to determine whether there have been breaches of representations and warranties.

- Pool Level Review Trigger - The asset representations reviewer will review all mortgage loans that are or have become 60 or more days delinquent since the closing date (other than loans that have been the subject of a previous representations and warranties review) in order to determine whether there have been breaches of representations and warranties and whether, as a result, a claim should be made for a loan to be repurchased, if the aggregate principal balance of loans that are 60 or more days delinquent or have been modified within the last 12 months equal or exceed [ ]% of the Stated Principal Balance of the mortgage loans as of the most recent distribution date.

Based on the reviews conducted by the asset representations reviewer, the Controlling Holder or, if there is no Controlling Holder, the trustee, will determine whether a claim should be made for a mortgage loan to be repurchased. See "*The Agreements – Representations and Warranties*" above.

The depositor has established the pool level review trigger described above based on the expectations of each rating agency rating the certificates for the percentage of mortgage loans that may become delinquent by 60 or more days, as set forth in the Step-Down Test. In determining the percentages set forth in the Step-Down Test, the rating agencies have compared the characteristics of the loan pool and the actual delinquencies experienced in prior securitized pools of the sponsor, which are set forth in the static pool data attached hereto. The percentages in the Step-Down Test are in excess of the percentages of delinquencies in prior securitized pools of the sponsor, which have not exceeded 3.4% for any monthly period.

The asset representations reviewer will report its findings and provide an attestation to the Controlling Holder or, if there is no Controlling Holder, the trustee that its review and report were not influenced or affected by interested parties. Any such review will include, at a minimum, a review as to whether the mortgage loan was underwritten in accordance with the originator's underwriting standards in effect at the time of origination, whether the mortgage loan was originated in accordance with all applicable laws and regulations, and whether any fraud may have occurred in connection with the origination of the mortgage loan. Based on this review report, the Controlling Holder or, if there is no Controlling Holder, the trustee will determine whether a breach of a representation or warranty has occurred requiring the originator or the seller to cure such breach, repurchase or substitute for or make an indemnification payment with respect to the related mortgage loan and enforce such obligation, including participating in an arbitration or mediation proceeding pursuant to the purchase agreement, if necessary, as described herein under "*The Agreements – Representations and Warranties*" above.

In connection with any such action against an originator or the seller, the Controlling Holder or the trustee, as applicable, will pursue reimbursement for the fees, costs and expenses of the action, including the fees, costs and expenses of the asset representations reviewer, from such originator under the terms of the purchase agreement or from the seller under the terms of the mortgage loan purchase agreement. To the extent not reimbursed by the originator or the seller, the trustee and the asset representations reviewer will be reimbursed by the trust fund, subject to the annual expense limits as described in the definition of Available Distribution Amount.

If, as a result of the review of a mortgage loan, the Controlling Holder or, if there is no Controlling Holder, the trustee concludes that a breach of a representation or warranty that would require the originator or the seller to cure, repurchase or substitute for or make an indemnification payment with respect to the related mortgage loan has not occurred, then the certificateholders will be notified of this decision and provided details of the review. Holders of Senior Certificates may direct the trustee to pursue a remedy obligation despite such a determination by the Controlling Holder or the Trustee if, within thirty days of notification of the certificateholders, (i) the trustee, receives written direction to do so by the holders of more than 50% of the aggregate voting interests of the Senior Certificates and (ii) the holders directing the trustee to pursue the remedy obligation agree to provide in advance to the trustee, as applicable, funds to pay for any fees, costs and expenses incurred and to provide any indemnification reasonably requested by the trustee, as applicable. Any such direction should be sent to: [name and address of trustee] [Attention: Sequoia Mortgage Trust Series [ ] Repurchase Requests. Under these circumstances the trustee will oversee the dispute resolution process, including representing the interests of certificateholders in a mediation or arbitration proceeding and pursue reimbursement of fees, costs and expenses as described in the preceding paragraph.

To the extent not reimbursed by the originator or the seller, as applicable, or the fees, costs and expenses of applicable certificateholders, the trustee will be reimbursed by the trust fund, subject to the annual expense limits as described in the definition of Available Distribution Amount.

Asset Representations Reviewer Liability/Standard of Care

The asset representations reviewer will be liable to the issuing entity for any failure to perform its obligations as specified in the pooling and servicing agreement under the circumstances described below.

The asset representations reviewer will have no liability to the issuing entity, the other parties to the pooling and servicing agreement or the certificateholders except for its negligence, fraud or willful misconduct. The asset representations reviewer will not be relieved from liability for its own negligent action, its own negligent failure to act or its own fraud or willful misconduct; provided, however, that :

- The asset representations reviewer will not be liable in its individual capacity for an error of judgment made in good faith by any officer of the asset representations reviewer, unless it shall be proved that the asset representations reviewer was negligent or acted fraudulently or with willful misconduct in ascertaining the pertinent facts.

- The asset representations reviewer will not be liable for special, indirect or consequential losses or damages of any kind whatsoever (including, but not limited to, lost profits), even if the asset representations reviewer has been advised of the likelihood of such loss or damage and regardless of the form of action.

Standard for Removal and Replacement

The asset representations reviewer may be removed as asset representations reviewer, and a replacement appointed by the depositor, by certificateholders holding at least 50% of the aggregate voting interests of the certificateholders. Any removal of the asset representations reviewer will not be effective until a replacement has been appointed by the depositor or such certificateholders.

In addition, the trustee may remove the asset representations reviewer for any failure to perform its obligations under the pooling and servicing agreement, provided that any removal of the asset representations reviewer will not be effective until a replacement has been appointed by the trustee. The trustee will seek reimbursement of its expenses for such removal and replacement from the terminated asset representations reviewer, and if such reimbursement is not provided, the trustee will be reimbursed from the trust fund, subject to the annual maximums described in the definition of "Available Distribution Amount."

YIELD, PREPAYMENT AND WEIGHTED AVERAGE LIFE

General

The yields to maturity (or to early termination) of the offered certificates will be affected by the rate of principal payments (including prepayments, which may include amounts received by virtue of purchase, condemnation, insurance or foreclosure) on the mortgage loans to reduce the Class Principal Amounts or Class Notional Amount, as applicable, of the certificates. Yields may also be affected by the extent to which mortgage loans bearing higher mortgage rates prepay at a more rapid rate than mortgage loans with lower mortgage rates, the amount and timing of borrower delinquencies and defaults resulting in Realized Losses, the purchase price paid by investors for the offered certificates, and other factors.

Yields on the offered certificates will be affected by the rate of principal payments on the mortgage loans. Principal prepayments may be influenced by a variety of economic, geographic, demographic, social, tax, legal and other factors, including the credit quality of the mortgage loans. In general, if prevailing interest rates fall below the interest rates on the mortgage loans, the mortgage loans are likely to be subject to a higher rate of prepayments than if prevailing rates remain at or above the interest rates on the mortgage loans. Conversely, if prevailing interest rates rise above the interest rates on the mortgage loans, the rate of prepayment would be expected to decrease. Other factors affecting prepayment of the mortgage loans include such factors as changes in borrowers' housing needs, job transfers, unemployment, borrowers' net equity in the mortgaged properties, changes in the values of mortgaged properties, mortgage market interest rates and servicing decisions, as well as refinancings resulting from solicitations by mortgage lenders. The mortgage loans generally have due-on-sale clauses. In addition, approximately [ ]% of the mortgage loans (by stated principal balance as of the cut-off date) require prepayment charges for certain prepayments made during the first five years from the date of loan origination, as described under "*Description of the Mortgage Pool – Prepayment Charges*."

In addition, the rate of principal prepayments may also be influenced by programs offered by a servicer and its affiliates or by other lenders. Many mortgage lenders solicit borrowers to refinance their loans. These refinancings may increase the rate of prepayment of the mortgage loans.

In recent years, modifications and other default resolution procedures other than foreclosure, such as deeds in lieu of foreclosure and short sales, have become more common and those servicing decisions, rather than foreclosure, may affect the rate of principal prepayments on the mortgage loans.

The rate of principal payments on the mortgage loans will also be affected by the amortization schedules of the mortgage loans, the rate and timing of prepayments thereon by the borrowers, liquidations of defaulted mortgage loans and repurchases of mortgage loans due to certain breaches of representations and warranties. The timing of changes in the rate of prepayments, liquidations, purchases of and indemnification payments with respect to the mortgage loans may, and the timing of Realized Losses will, significantly affect the yield to an investor, even if the average rate of principal payments experienced over time is consistent with an investor's expectation. Because the rate and timing of principal payments on the mortgage loans will depend on future events and on a variety of factors (as described more fully herein), no assurance can be given as to such rate or the timing of principal payments on the offered certificates. In general, the earlier a prepayment of principal of the mortgage loans, the greater will be the effect on an investor's yield. The effect on an investor's yield of principal payments occurring at a rate higher (or lower) than the rate anticipated by the investor during the period immediately following the issuance of the certificates may not be offset by a subsequent like decrease (or increase) in the rate of principal payments.

Prepayments, liquidations, purchases of and indemnification payments with respect to mortgage loans will result in payments to holders of certificates of principal amounts that would otherwise be paid over the remaining terms of such mortgage loans. The rate of defaults on the mortgage loans will also affect the rate and timing of principal payments on the mortgage loans. In general, defaults on mortgage loans are expected to occur with greater frequency in their early years, and after any initial interest-only period, as increases in monthly payments may result in a default rate higher than on level payment mortgage loans. Furthermore, the rate of default on mortgage loans with high original loan-to-value ratios may be higher than for other mortgage loans.

Certain characteristics of the mortgage loans that may influence the rate of defaults or losses are described under "*Risk Factors*" and "*Description of the Mortgage Pool.*"

The yields on the offered certificates may be adversely affected by Net Prepayment Interest Shortfalls on the mortgage loans.

If the purchaser of an offered certificate offered at a discount from its initial principal amount calculates its anticipated yield to maturity (or early termination) based on an assumed rate of payment of principal that is faster than that actually experienced on the mortgage loans, the actual yield may be lower than that so calculated. Conversely, if the purchaser of an offered certificate offered at a premium calculates its anticipated yield based on an assumed rate of payment of principal that is slower than that actually experienced on the mortgage loans, the actual yield may be lower than that so calculated. For this purpose, prepayments of principal include not only voluntary prepayments made by the borrower, but also Liquidation Proceeds and repurchases of mortgage loans by an originator or the seller due to breaches of representations and warranties.

Subordination of the Subordinate Certificates

As described herein, certificates having a relatively higher priority of distribution will have a preferential right to receive payments of interest and principal. As a result, the yields of the subordinate certificates will be more sensitive, in varying degrees, to delinquencies and losses on the mortgage loans than the yields of more senior certificates.

Weighted Average Life

Weighted average life refers to the average amount of time that will elapse from the date of issuance of a security to the date of payment to the investor of each dollar paid in net reduction of principal of such security (assuming no losses). The weighted average lives of the offered certificates will be influenced by, among other things, the rate at which principal of the mortgage loans is paid, which may be in the form of scheduled amortization, prepayments or liquidations.

Prepayments on mortgage loans are commonly measured relative to a constant prepayment standard or model. The model used in this prospectus for the mortgage loans is a Constant Prepayment Rate (or "CPR")[, except that in determining the Weighted Average Life in Years (to Roll/CPB) on the following tables, the model assumes that the hybrid mortgage loans are paid in full at their related first interest adjustment date ("CPB" or "constant prepayment to balloon") and that prior to such dates, they are prepaid at the specified percentages of CPR]. CPR assumes that the outstanding principal balance of a pool of mortgage loans prepays at a specified constant annual rate. In projecting monthly cashflows, this rate is converted to an equivalent monthly rate.

CPR does not purport to be either a historical description of the prepayment experience of the mortgage loans or a prediction of the anticipated rate of prepayment of any mortgage loans, including the mortgage loans to be owned by the issuing entity. The percentages of CPR in the tables below do not purport to be historical correlations of relative prepayment experience of the mortgage loans or predictions of the anticipated relative rate of prepayment of the mortgage loans. Variations in the prepayment experience and the principal balance of the mortgage loans that prepay may increase or decrease the percentages of initial Class Principal Amounts (and weighted average lives) shown in the following table. Such variations may occur even if the average prepayment experience of all such mortgage loans equals any of the specified percentages of CPR.

The tables below were prepared based on the following assumptions (collectively, the "Modeling Assumptions"): (1) the initial Class Principal Amounts and Class Notional Amounts of the offered certificates are as set forth in the table on page 1 and the initial Class Principal Amounts of the

Class [   ] and Class [   ] Certificates are $[_____] and $[_____], respectively; (2) each monthly scheduled payment of principal and interest is timely received on the first day of each month commencing in [   ] 2015; (3) principal prepayments are received in full on the last day of the month preceding the related distribution date, commencing in [   ] 2015, and there are no Net Prepayment Interest Shortfalls; (4) there are no defaults or delinquencies on the mortgage loans; (5) distribution dates occur on the 25th day of each month commencing in [   ] 2015 regardless of whether such day is a business day; (6) there are no purchases or substitutions of mortgage loans (except in the case of an optional termination of the issuing entity); (7) there is no optional termination of the issuing entity (except in the case of Weighted Average Life in Years (to Call)); (8) the certificates are issued on [_____], 2015; (9) the servicing fee rate, the securities administrator fee rate and the trustee fee rate for any mortgage loan is equal to the rate for such mortgage loan (in the aggregate) as shown below and all other fees and expenses are assumed to be zero; (10) none of the mortgage loans have prepayment fees or charges; (11) the Certificate Interest Rates are as set forth on page 1; and (12) the mortgage loans are aggregated into assumed mortgage loans having the following weighted average characteristics:

Assumed Characteristics of the Mortgage Loans

Product Type	Cut-off Date Principal Balance ($)	Original Principal Balance ($)	Gross Mortgage Rate (%)	Aggregate Servicing, Securities Administrator and Trustee Fee Rate (%)	Net Mortgage Rate (%)	Original Term to Maturity (months)	Remaining Term to Maturity (months)	Original IO Term (months)	Remaining IO Term (months)

The actual characteristics and the performance of the mortgage loans will differ from the assumptions used in constructing the tables set forth below, which are hypothetical in nature and are provided only to give a general sense of how the principal cashflows might behave under varying prepayment scenarios. For example, it is not expected that the mortgage loans will prepay at a constant rate until maturity, that all of the mortgage loans will prepay at the same rate or that there will be no defaults or delinquencies on the mortgage loans. Moreover, the diverse remaining terms to maturity of the mortgage loans could produce slower or faster principal payments than indicated in the tables at the various percentages of CPR specified, even if the weighted average remaining term to maturity are as assumed. Any difference between such assumptions and the actual characteristics and performance of the mortgage loans, or the actual prepayment or loss experience, will cause the percentages of initial Class Principal Amounts outstanding over time and the weighted average lives of the offered certificates to differ (which difference could be material) from the corresponding information in the tables for each indicated percentage of CPR.

The mortgage loans are expected to have the approximate actual aggregate characteristics as of the cut-off date as set forth in Annex A attached to this prospectus and incorporated by reference herein.

Subject to the foregoing discussion and assumptions, the following tables indicate the weighted average lives of the offered certificates and set forth the percentages of the initial Class Principal Amounts of the offered certificates that would be outstanding after each of the distribution dates shown at various percentages of CPR.

The weighted average life of a class of offered certificates is determined by (1) multiplying the net reduction, if any, of the applicable Class Principal Amount by the number of years from the date of issuance of the offered certificate to the related distribution date, (2) adding the results and (3) dividing the sum by the aggregate of the net reductions of Class Principal Amount described in (1) above.

Decrement Tables

The following tables indicate the percentages of the initial Class Principal Amounts of the classes of certificates that would be outstanding after each of the dates shown at various CPRs and the corresponding weighted average lives of such classes. The tables have been prepared on the basis of the Modeling Assumptions. Significant discrepancies exist between the characteristics of the actual mortgage loans which will be conveyed to the trustee and characteristics of the mortgage loans assumed in preparing the tables herein. It is not likely that (i) all of the mortgage loans will prepay at the CPR specified in the tables or at any CPR or (ii) all of the mortgage loans will prepay at the same rate. Moreover, the diverse remaining terms to maturity of the mortgage loans could produce slower or faster principal payments than indicated in the tables at the specified CPRs, even if the weighted average remaining term to maturity of the mortgage loans is consistent with the remaining terms to maturity of the mortgage loans specified in the Modeling Assumptions.

**Percentage of Initial Class Principal Amount of the
Class [   ] Certificates Outstanding
at the Following Percentages of CPR**

Prepayment Assumption **Distribution Date**	**0%**	**5%**	**15%**	**25%**	**35%**	**45%**
Initial Percentage……………………………						
June 2015…………………………………						
June 2015…………………………………						
June 2016…………………………………						
June 2017…………………………………						
June 2018…………………………………						
June 2019…………………………………						
June 2020…………………………………						
June 2021…………………………………						
June 2022…………………………………						
June 2023…………………………………						
June 2024…………………………………						
June 2025…………………………………						
June 2026…………………………………						
June 2027…………………………………						
June 2028…………………………………						
June 2029…………………………………						
June 2030…………………………………						
June 2031…………………………………						
June 2032…………………………………						
June 2033…………………………………						
June 2034…………………………………						
June 2035…………………………………						
June 2036…………………………………						
June 2037…………………………………						
June 2038…………………………………						
June 2039…………………………………						
June 2040…………………………………						
June 2041…………………………………						
June 2042…………………………………						
June 2043…………………………………						
Weighted Average Life in Years (to Maturity)† …………………………………………						
Weighted Average Life in Years (to Call) †**…………………………………………						
[Weighted Average Life in Years (to Roll/CPB) †***]…………………………………………						

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*   Indicates a value greater than 0% and less than 0.5%.

†   The weighted average life of a certificate of any class is determined by (i) multiplying the assumed reduction, if any, in the Class Principal Amount on each distribution date by the number of years from the date of issuance of the certificate to the related distribution date, (ii) adding the results, and (iii) dividing the sum by the total assumed reduction.

**   Assuming the mortgage loans are purchased on the first date permitted under "*Description of the Certificates—Optional Purchase of the Mortgage Loans.*"

[*** Assuming the hybrid mortgage loans prepay in full at their related first interest adjustment date.]

**Percentage of Initial Class Principal Amount of the
Class [ ] Certificates Outstanding
at the Following Percentages of CPR**

Prepayment Assumption Distribution Date	0%	5%	15%	25%	35%	45%
Initial Percentage…………………………						
June 2015…………………………………						
June 2015…………………………………						
June 2016…………………………………						
June 2017…………………………………						
June 2018…………………………………						
June 2019…………………………………						
June 2020…………………………………						
June 2021…………………………………						
June 2022…………………………………						
June 2023…………………………………						
June 2024…………………………………						
June 2025…………………………………						
June 2026…………………………………						
June 2027…………………………………						
June 2028…………………………………						
June 2029…………………………………						
June 2030…………………………………						
June 2031…………………………………						
June 2032…………………………………						
June 2033…………………………………						
June 2034…………………………………						
June 2035…………………………………						
June 2036…………………………………						
June 2037…………………………………						
June 2038…………………………………						
June 2039…………………………………						
June 2040…………………………………						
June 2041…………………………………						
June 2042…………………………………						
June 2043…………………………………						
Weighted Average Life in Years (to Maturity)† ………………………………………						
Weighted Average Life in Years (to Call) †**………………………………………						
[Weighted Average Life in Years (to Roll/CPB) †***]………………………………………						

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†   The weighted average life of a certificate of any class is determined by (i) multiplying the assumed reduction, if any, in the Class Principal Amount on each distribution date by the number of years from the date of issuance of the certificate to the related distribution date, (ii) adding the results, and (iii) dividing the sum by the total assumed reduction.

**   Assuming the mortgage loans are purchased on the first date permitted under "*Description of the Certificates—Optional Purchase of the Mortgage Loans.*"

[*** Assuming the hybrid mortgage loans prepay in full at their related first interest adjustment date.]

Percentage of Initial Class Principal Amount of the
Class [   ] Certificates Outstanding
at the Following Percentages of CPR

Prepayment Assumption Distribution Date	0%	5%	15%	25%	35%	45%
Initial Percentage……………………………						
June 2015……………………………………						
June 2015……………………………………						
June 2016……………………………………						
June 2017……………………………………						
June 2018……………………………………						
June 2019……………………………………						
June 2020……………………………………						
June 2021……………………………………						
June 2022……………………………………						
June 2023……………………………………						
June 2024……………………………………						
June 2025……………………………………						
June 2026……………………………………						
June 2027……………………………………						
June 2028……………………………………						
June 2029……………………………………						
June 2030……………………………………						
June 2031……………………………………						
June 2032……………………………………						
June 2033……………………………………						
June 2034……………………………………						
June 2035……………………………………						
June 2036……………………………………						
June 2037……………………………………						
June 2038……………………………………						
June 2039……………………………………						
June 2040……………………………………						
June 2041……………………………………						
June 2042……………………………………						
June 2043……………………………………						
Weighted Average Life in Years (to Maturity)† …………………………………………						
Weighted Average Life in Years (to Call) †**…………………………………………						
[Weighted Average Life in Years (to Roll/CPB) †***]……………………………………						

†   The weighted average life of a certificate of any class is determined by (i) multiplying the assumed reduction, if any, in the Class Principal Amount on each distribution date by the number of years from the date of issuance of the certificate to the related distribution date, (ii) adding the results, and (iii) dividing the sum by the total assumed reduction.

**   Assuming the mortgage loans are purchased on the first date permitted under "*Description of the Certificates—Optional Purchase of the Mortgage Loans.*"

[*** Assuming the hybrid mortgage loans prepay in full at their related first interest adjustment date.]

**Percentage of Initial Class Principal Amount of the
Class [   ] Certificates Outstanding
at the Following Percentages of CPR**

Prepayment Assumption Distribution Date	0%	5%	15%	25%	35%	45%
Initial Percentage………………………………						
June 2015…………………………………………						
June 2015…………………………………………						
June 2016…………………………………………						
June 2017…………………………………………						
June 2018…………………………………………						
June 2019…………………………………………						
June 2020…………………………………………						
June 2021…………………………………………						
June 2022…………………………………………						
June 2023…………………………………………						
June 2024…………………………………………						
June 2025…………………………………………						
June 2026…………………………………………						
June 2027…………………………………………						
June 2028…………………………………………						
June 2029…………………………………………						
June 2030…………………………………………						
June 2031…………………………………………						
June 2032…………………………………………						
June 2033…………………………………………						
June 2034…………………………………………						
June 2035…………………………………………						
June 2036…………………………………………						
June 2037…………………………………………						
June 2038…………………………………………						
June 2039…………………………………………						
June 2040…………………………………………						
June 2041…………………………………………						
June 2042…………………………………………						
June 2043…………………………………………						
Weighted Average Life in Years (to Maturity)† ………………………………………………						
Weighted Average Life in Years (to Call) †**………………………………………						
[Weighted Average Life in Years (to Roll/CPB) †***]……………………………………………						

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*   Indicates a value greater than 0% and less than 0.5%.

†   The weighted average life of a certificate of any class is determined by (i) multiplying the assumed reduction, if any, in the Class Principal Amount on each distribution date by the number of years from the date of issuance of the certificate to the related distribution date, (ii) adding the results, and (iii) dividing the sum by the total assumed reduction.

**   Assuming the mortgage loans are purchased on the first date permitted under "*Description of the Certificates—Optional Purchase of the Mortgage Loans.*"

[*** Assuming the hybrid mortgage loans prepay in full at their related first interest adjustment date.]

**Percentage of Initial Class Principal Amount of the
Class [   ] Certificates Outstanding
at the Following Percentages of CPR**

Prepayment Assumption Distribution Date	0%	5%	15%	25%	35%	45%
Initial Percentage………………………………						
June 2015…………………………………………						
June 2015…………………………………………						
June 2016…………………………………………						
June 2017…………………………………………						
June 2018…………………………………………						
June 2019…………………………………………						
June 2020…………………………………………						
June 2021…………………………………………						
June 2022…………………………………………						
June 2023…………………………………………						
June 2024…………………………………………						
June 2025…………………………………………						
June 2026…………………………………………						
June 2027…………………………………………						
June 2028…………………………………………						
June 2029…………………………………………						
June 2030…………………………………………						
June 2031…………………………………………						
June 2032…………………………………………						
June 2033…………………………………………						
June 2034…………………………………………						
June 2035…………………………………………						
June 2036…………………………………………						
June 2037…………………………………………						
June 2038…………………………………………						
June 2039…………………………………………						
June 2040…………………………………………						
June 2041…………………………………………						
June 2042…………………………………………						
June 2043…………………………………………						
Weighted Average Life in Years (to Maturity)† ………………………………………						
Weighted Average Life in Years (to Call) †**………………………………………						
[Weighted Average Life in Years (to Roll/CPB) †***]………………………………………						

---

*   Indicates a value greater than 0% and less than 0.5%.

†   The weighted average life of a certificate of any class is determined by (i) multiplying the assumed reduction, if any, in the Class Principal Amount on each distribution date by the number of years from the date of issuance of the certificate to the related distribution date, (ii) adding the results, and (iii) dividing the sum by the total assumed reduction.

**   Assuming the mortgage loans are purchased on the first date permitted under "*Description of the Certificates—Optional Purchase of the Mortgage Loans.*"

[*** Assuming the hybrid mortgage loans prepay in full at their related first interest adjustment date.]

**Percentage of Initial Class Principal Amount of the
Class [   ] Certificates Outstanding
at the Following Percentages of CPR**

Prepayment Assumption Distribution Date	0%	5%	15%	25%	35%	45%
Initial Percentage…………………………						
June 2015…………………………………						
June 2015…………………………………						
June 2016…………………………………						
June 2017…………………………………						
June 2018…………………………………						
June 2019…………………………………						
June 2020…………………………………						
June 2021…………………………………						
June 2022…………………………………						
June 2023…………………………………						
June 2024…………………………………						
June 2025…………………………………						
June 2026…………………………………						
June 2027…………………………………						
June 2028…………………………………						
June 2029…………………………………						
June 2030…………………………………						
June 2031…………………………………						
June 2032…………………………………						
June 2033…………………………………						
June 2034…………………………………						
June 2035…………………………………						
June 2036…………………………………						
June 2037…………………………………						
June 2038…………………………………						
June 2039…………………………………						
June 2040…………………………………						
June 2041…………………………………						
June 2042…………………………………						
June 2043…………………………………						
Weighted Average Life in Years (to Maturity)† …………………………………						
Weighted Average Life in Years (to Call) †**…………………………………						
[Weighted Average Life in Years (to Roll/CPB) †***]…………………………………						

---

*   Indicates a value greater than 0% and less than 0.5%.

†   The weighted average life of a certificate of any class is determined by (i) multiplying the assumed reduction, if any, in the Class Principal Amount on each distribution date by the number of years from the date of issuance of the certificate to the related distribution date, (ii) adding the results, and (iii) dividing the sum by the total assumed reduction.

**   Assuming the mortgage loans are purchased on the first date permitted under "*Description of the Certificates—Optional Purchase of the Mortgage Loans.*"

[*** Assuming the hybrid mortgage loans prepay in full at their related first interest adjustment date.]

Class [   ] and Class [   ] Certificate Yield Considerations

The following tables indicates the sensitivity of the respective pre-tax yields to maturity on the Class [   ] and Class [   ] Certificates to various constant rates of prepayment on the mortgage loans by projecting the monthly aggregate distributions on the Class [   ] and Class [   ] Certificates, and computing the corresponding pre-tax yields to maturity on a corporate bond equivalent basis, based on the Modeling Assumptions, including the assumptions regarding the characteristics and performance of the mortgage loans, which differ from their actual characteristics and performance, and assuming the aggregate purchase prices set forth below, plus accrued interest, if any. Any differences between the assumptions and the actual characteristics and performance of the mortgage loans and of the Class [   ] and Class [   ] Certificates may result in yields being different from those shown in the tables. Discrepancies between assumed and actual characteristics and performance underscore the hypothetical nature of the tables, which are provided only to give a general sense of the sensitivity of yields in varying prepayment scenarios.

The yields to investors in the Class [   ] and Class [   ] Certificates will be sensitive to the rate and timing of principal payments (including prepayments, liquidations, repurchases, indemnification payments and defaults) on the mortgage loans, which may fluctuate significantly from time to time. An investor should fully consider the associated risks, including the risk that a relatively fast rate of principal payments (including prepayments, liquidations, repurchases and defaults) on the mortgage loans will have a material negative effect on the yields to investors in the Class [   ] and Class [   ] Certificates and could result in the failure of investors in such certificates to recoup their initial investment.

The following tables were prepared on the basis of the modeling assumptions and the Class Notional Amounts of the Class [   ] and Class [   ] Certificates set forth in the table on page 1, and demonstrate the sensitivity of the respective pre-tax yields on the Class [   ] and Class [   ] Certificates to various constant rates of prepayment by projecting the aggregate payments of interest on such certificates and the corresponding pre-tax yields on a corporate bond equivalent ("CBE") basis, assuming payments on the mortgage loans are made as set forth in the pooling and servicing agreement.

PRE-TAX YIELD TO MATURITY OF THE CLASS [   ] CERTIFICATES AT THE FOLLOWING PERCENTAGES OF CPR

Price (%)	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR	50% CPR

Based upon the above assumptions, at approximately [__]% CPR (at an assumed purchase price of [_.____]% of the Class Notional Amount of the Class [   ] Certificates, excluding accrued interest, but adding accrued interest to the price for purposes of calculating yield), the pre-tax yield to the Class [   ] Certificates will be approximately 0%. If the rate of prepayments on the mortgage loans were to exceed such prepayment level for as little as one month, while equaling such level for all other months, the Class [   ] Certificateholders would not fully recoup their initial investment.

144

PRE-TAX YIELD TO MATURITY OF THE CLASS [   ] CERTIFICATES AT THE FOLLOWING PERCENTAGES OF CPR

Price (%)	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR	50% CPR

Based upon the above assumptions, at approximately [__]% CPR (at an assumed purchase price of [_.____]% of the Class Notional Amount of the Class [   ] Certificates, excluding accrued interest, but adding accrued interest to the price for purposes of calculating yield), the pre-tax yield to the Class [   ] Certificates will be approximately 0%. If the rate of prepayments on the mortgage loans were to exceed such prepayment level for as little as one month, while equaling such level for all other months, the Class [   ] Certificateholders would not fully recoup their initial investment.

The pre-tax yields set forth in the preceding tables were calculated by determining the monthly discount rates which, when applied to the assumed streams of cash flows to be paid on the Class [   ] and Class [   ] Certificates would cause the discounted present value of such assumed stream of cash flows to the closing date to equal the assumed purchase prices (plus accrued interest), and converting such monthly rates to CBE rates.

USE OF PROCEEDS

The Issuing Entity intends to distribute all of the net proceeds of the issuance of the Certificates to the seller, which will use such proceeds to pay certain indebtedness incurred by Redwood Trust in connection with the acquisition of the Mortgage Loans. Expenses incurred by the seller in connection with this offering are expected to be approximately $[_____] before deducting expenses payable by it of approximately $[ ] ($[ ] of which expenses were incurred in connection with the selection and acquisition of the mortgage loans and other assets of the issuing entity).

CERTAIN LEGAL ASPECTS OF THE LOANS

The following discussion contains summaries, which are general in nature, of certain legal matters relating to the loans. Because these legal aspects are governed primarily by applicable state law and because the applicable state laws may differ substantially from state to state, the descriptions do not, except as expressly provided below, reflect the laws of any particular state, nor do they encompass the laws of all states in which the security for the loans is situated. The descriptions are qualified in their entirety by reference to the applicable federal laws and the appropriate laws of the states in which loans may be originated.

General

Security Instruments. The loans for a series may be secured by deeds of trust, mortgages, security deeds or deeds to secure debt, depending upon the prevailing practice in the state in which the property subject to the loan is located, and these security instruments are generally recorded in a state or county office. Typically, the borrower, who is also the owner of the real property, delivers to the lender or the lender's agent or trustee a note or bond and the applicable security instrument. Priority among the holders of interests secured by the real property depends on the terms of the security instruments and, generally, on the order of recordation of the security instruments with a state or county office. There are two parties to a mortgage, the mortgagor, who is the borrower and owner of the mortgaged property, and the mortgagee, who is the lender or, sometimes, lender's agent or trustee. Although a deed of trust is similar to a mortgage, a deed of trust formally has three parties, the borrower-property owner called the trustor (similar to a mortgagor), a lender or lender's agent or trustee (similar to a mortgagee) called the beneficiary, and a third-party grantee called the trustee. Under a deed of trust, the borrower grants the property, irrevocably until the debt is paid, in trust, generally with a power of sale, to the trustee for the benefit of the beneficiary, to secure payment of the obligation evidenced by the note or bond. In California, deeds of trust are used almost exclusively instead of mortgages. A security deed and a deed to secure debt are special types of deeds which indicate on their face that they are granted to secure an underlying debt. By executing a security deed or deed to secure debt, the grantor, who is the borrower and owner of the property, conveys title to, as opposed to merely creating a lien upon, the subject property to the grantee, who is the lender or lender's agent or trustee, until such time as the underlying debt is repaid. The trustee's authority under a deed of trust, the mortgagee's authority under a mortgage and the grantee's authority under a security deed or deed to secure debt are governed by law and, with respect to some deeds of trust, the directions of the beneficiary. Generally, any security interest in real property is subordinate to liens for real estate taxes or assessments, including if such liens for real estate taxes or assessments are recorded after recordation of the security instrument.

Cooperative Loans. Some of the loans may be cooperative loans. A cooperative is owned by tenant-stockholders, who, through ownership of stock, shares or membership certificates in the corporation, receive proprietary leases or occupancy agreements which confer exclusive rights to occupy specific cooperative units. The cooperative owns the real property and the specific units and is responsible for management of the property. An ownership interest in a cooperative and the accompanying rights are financed through a cooperative share loan evidenced by a promissory note and secured by a security interest in the cooperative shares or occupancy agreement or proprietary lease.

Foreclosure/Repossession

Commencing Foreclosure.

Deed of Trust. Foreclosure of a deed of trust is generally accomplished by a non-judicial sale under a specific provision in the deed of trust which authorizes the trustee to sell the property at public auction upon any default by the borrower under the terms of the note or deed of trust. In certain states, foreclosure of a deed of trust also may be accomplished by judicial action in the manner provided for foreclosures of mortgages. In addition to any notice requirements contained in a deed of trust, in some states, including California, the trustee must record a notice of default and send a copy to certain parties, including, without limitation, the borrower-trustor, any person who has recorded a request for a copy of any notice of default and notice of sale, any successor in interest to the borrower-trustor, and the beneficiary of any junior deed of trust. In some states, including California, the borrower, or any other person having a subordinate encumbrance on the real estate, may, during a statutorily prescribed reinstatement period, cure monetary defaults under the loan by paying the entire amount in arrears plus other designated costs and expenses incurred by or on behalf of lender in enforcing the borrower's obligation, which designated costs and expenses are generally set forth in state law. If the borrower or a junior lienholder cures such defaults during the reinstatement period, the loan is "reinstated" and the foreclosure process is terminated. If the reinstatement period expires without the defaults having been cured, the borrower or junior lienholder may not thereafter reinstate the loan except by paying the loan in full. If the deed of trust is not reinstated within any applicable cure period, a notice of sale must be posted in a public place and, in most states, including California, published for a specific period of time in one or more newspapers. Furthermore, some state laws require that a copy of the notice of sale be posted on the property encumbered by the deed of trust and sent to all parties having an interest of record in the property. In California, the entire process from recording a notice of default to a non-judicial sale usually takes four to five months.

Mortgages. Foreclosure of a mortgage is generally accomplished by judicial action. The action is initiated by the service of legal pleadings upon all parties having an interest in the real property encumbered by the mortgage. Delays in completion of the foreclosure may result from difficulties in locating necessary parties. Judicial foreclosure proceedings may be contested by any of the parties to the foreclosure proceeding. When the mortgagee's right to foreclosure is contested, the legal proceedings necessary to resolve the issue can be time consuming. After the completion of a judicial foreclosure proceeding, the court generally issues a judgment of foreclosure and appoints a referee or other court officer to conduct the sale of the property. In some states, mortgages may also be foreclosed non-judicially, pursuant to a power of sale provided in the mortgage.

Foreclosure Sales. Although foreclosure sales, whether pursuant to non-judicial sale rights or by judicial action, are typically public sales, frequently no third-party purchaser bids in excess of the amount of the lender's lien because of the difficulty of determining the exact status of title to the property, the possible deterioration of the property during foreclosure proceedings and a requirement that the purchaser pay for the property in cash or by cashier's check. As a result, the foreclosing lender often purchases the property from the trustee or referee. The foreclosing lender may purchase the property for an amount equal to the principal amount outstanding under the loan, accrued and unpaid interest and the expenses of foreclosure, in which event the mortgagor's debt will be extinguished, or, in states where deficiency judgments are available, the lender may decide to purchase for a lesser amount in order to preserve its right against a borrower to seek a deficiency judgment. Subject to the right of the borrower in some states to remain in possession of the property during a redemption period, upon purchasing the property at a foreclosure sale the lender will assume the burden of ownership, including obtaining hazard insurance and making repairs at its own expense as are necessary to render the property suitable for sale to a third party. The lender will commonly obtain the services of a real estate broker and pay the broker's commission in connection with the sale of the property to a third party. Depending upon market conditions, the ultimate proceeds of the sale of the property may not equal the lender's investment in the property.

Foreclosure is an equitable remedy with respect to which the courts have broad discretion, exercised generally to mitigate the legal consequences to the borrower of the borrower's defaults under the loan documents. Examples of such judicial remedies include requirements that the lender undertake affirmative and expensive actions to determine the causes of the borrower's default and the likelihood that the borrower will be able to reinstate the loan. In some cases, courts have eliminated the right of a lender to realize upon its security if the default under the security agreement is not monetary, such as the borrower's failure to maintain the property adequately or the borrower's execution of secondary financing affecting the property. Finally, some courts have been faced with the issue of whether federal or state constitutional provisions reflecting due process concerns for fair notice require that borrowers under deeds of trust receive notice longer than that prescribed by statute. For the most part, these cases have upheld the notice provisions as being reasonable or have found that the sale by a trustee under a deed of trust does not involve sufficient state action to afford constitutional protection to the borrower.

When the holder of a subordinate security instrument cures the borrower's defaults, causing the loan to be reinstated, or repays the full amount of the senior security instrument, thereby redeeming the borrower's right to the real property, the amount paid by the junior lienholder to cure the borrower's defaults or redeem the borrower's right to the real property becomes a part of the indebtedness secured by the junior security instrument.

Foreclosing Cooperative Loans. The cooperative shares owned by the tenant-stockholder and pledged to the lender or lender's agent or trustee are, in almost all cases, subject to restrictions on transfer as set forth in the cooperative's certificate of incorporation and bylaws, as well as the tenant-stockholder's proprietary lease or occupancy agreement, and may be cancelled by the cooperative for failure by the tenant-stockholder to pay rent or other obligations or charges owed by such tenant-stockholder, including mechanics' liens against the cooperative's property incurred by such tenant-stockholder. A proprietary lease or occupancy agreement generally permits the cooperative to terminate such lease or agreement in the event a tenant-stockholder fails to make payments or defaults in the performance of covenants required thereunder. Furthermore, a default by the tenant-stockholder under the proprietary lease or occupancy agreement will usually constitute a default under the security agreement between the lender and the tenant-stockholder.

Typically, the lender and the cooperative enter into a recognition agreement which establishes the rights and obligations of both parties in the event of a default by the tenant-stockholder with respect to its obligations under the proprietary lease or occupancy agreement and/or the security agreement. The recognition agreement generally provides that, in the event that the tenant-stockholder has defaulted under the proprietary lease or occupancy agreement, the cooperative will take no action to terminate such lease or agreement until the lender has been provided with an opportunity to cure the defaults. The recognition agreement typically provides that if the proprietary lease or occupancy agreement is terminated, the cooperative will recognize the lender's lien in respect of the proprietary lease or occupancy agreement, and will deliver to lender proceeds from the sale of the cooperative apartment unit to a third party up to the amount to which lender is entitled by reason of its lien, subject to the cooperative's right to sums due under such proprietary lease or occupancy agreement. The total amount owed to the cooperative by the tenant-stockholder, which the lender generally cannot restrict and does not monitor, may reduce the proceeds available to lender to an amount below the outstanding principal balance of the cooperative loan and accrued and unpaid interest thereon.

Recognition agreements typically also provide that in the event of a foreclosure on a cooperative loan, the lender must obtain the approval or consent of the cooperative as required by the proprietary lease or occupancy agreement before transferring the cooperative shares or assigning the proprietary lease to a third party. Generally, the lender is not limited in any rights it may have to dispossess the tenant-stockholders.

In some states, foreclosure on the cooperative shares is accomplished by a sale in accordance with the provisions of Article 9 of the Uniform Commercial Code and the security instrument relating to those shares. Article 9 requires that a sale be conducted in a "commercially reasonable" manner. Whether a foreclosure sale has been conducted in a "commercially reasonable" manner will depend on the facts in each case and state law. In determining commercial reasonableness, a court typically will look to the notice given the borrower and third parties (generally including a publication requirement) and the method, manner, time, place and terms of the foreclosure.

As described above, any provision in the recognition agreement regarding the right of the cooperative to receive sums due under the proprietary lease or occupancy agreement prior to lender's reimbursement supplements any requirement under Article 9 that the proceeds of the sale will be applied first to pay the costs and expenses of the sale and then to satisfy the indebtedness secured by the lender's security interest. If there are proceeds remaining after application to costs and expenses of the sale, amounts due under the proprietary lease or occupancy agreement, and satisfaction of the indebtedness, the lender must account to the tenant-stockholder for such surplus. Conversely, if a portion of the indebtedness remains unpaid, the tenant-stockholder is generally responsible for the deficiency. Please refer to the discussion under the heading "—Anti-Deficiency Legislation; Tax Liens" below.

In the case of foreclosure on a cooperative which was converted from a rental building to a cooperative under a non-eviction plan, some states require that a purchaser at a foreclosure sale take the property subject to rent control and rent stabilization laws which apply to certain tenants who elected to remain in the building but who did not purchase shares in the cooperative when the building was so converted.

Recent Actions to Reduce, Suspend or Delay Foreclosure. Recently, the federal government has commenced implementation of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures. In addition, certain mortgage lenders and servicers have voluntarily, or as part of settlements with law enforcement authorities, established loan modification programs relating to the residential mortgages they hold or service. These programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans. In addition, members of the U.S. Congress have indicated support for additional legislative relief for homeowners, including a proposed amendment of the bankruptcy laws to permit the modification of mortgage loans in bankruptcy proceedings. These loan modification programs, as well as future law enforcement and legislative or regulatory actions, may adversely affect the performance and market value of your securities.

Numerous laws, regulations and rules related to the servicing of mortgage loans, including efforts to delay or suspend foreclosure actions for a specified period have been proposed recently by federal, state and local governmental authorities. A number of these laws have been enacted, including in California. These laws, regulations and rules will result in delays in the foreclosure process, and may lead to reduced payments by borrowers and/or increased reimbursable servicing expenses.

Environmental Risks

Real property pledged as security to a lender may be subject to environmental risks. Such risks, among other things, could substantially impair a borrower's ability to repay a loan, result in substantial diminution in the value of the property pledged as collateral to secure the loan and/or give rise to liability which could exceed the value of such property or the principal balance of the related loan.

Under the laws of certain states, contamination of a property may give rise to a lien on the property to assure the payment of the costs of clean up. In several states this type of lien has priority over the lien of an existing mortgage against the related property. In addition, under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), the United States Environmental Protection Agency ("EPA") may impose a lien on property where the EPA has incurred clean-up costs. However, a CERCLA lien is subordinate to pre-existing, perfected security interests.

Under the laws of some states, and under CERCLA, it is conceivable that a secured lender may be held liable as an owner or operator for the costs of addressing releases or threatened releases of hazardous substances at a mortgaged property and related costs, even though the environmental damage or threat was caused by a prior or current owner or operator or another third party. CERCLA imposes liability for these costs on any and all responsible parties, including owners or operators. However, CERCLA excludes from the definition of "owner or operator" a secured creditor who, without participating in the management of a facility or property, holds indicia of ownership primarily to protect its security interest (the "secured creditor exclusion"). Thus, if a lender's activities begin to encroach on the actual management of a contaminated facility or property, the lender may incur liability as an owner or operator under CERCLA. Similarly, if a lender forecloses and takes title to a contaminated facility or property, the lender may incur CERCLA liability in various circumstances, including, but not limited to, when it holds the facility or property as an investment (including leasing the facility or property to a third party), or fails to market the property in a timely fashion.

If a lender is or becomes liable, it may be entitled to bring an action for contribution against any other responsible parties, including a previous owner or operator, who created the environmental hazard, but those persons or entities may be bankrupt or otherwise judgment-proof. The costs associated with environmental cleanup and the diminution in value of contaminated property and related liabilities or losses may be substantial. It is conceivable that the costs arising from the circumstances set forth above would result in a loss to securityholders.

CERCLA does not apply to petroleum products, and the secured creditor exclusion does not govern liability for cleanup costs under federal laws other than CERCLA, in particular Subtitle 1 of the federal Resource Conservation and Recovery Act ("RCRA"), which regulates underground petroleum storage tanks (except heating oil tanks). The EPA has adopted a lender liability rule for underground storage tanks under Subtitle I of RCRA. Under that rule, a holder of a security interest in an underground storage tank or real property containing an underground storage tank is not considered an operator of the underground storage tank as long as the holder does not exercise decision-making control over the borrower's enterprise, participate in the management or control of decision-making relating to the operation of a tank, as long as petroleum is not added to, stored in or dispensed from the tank, or as long as holder does not deviate from certain other requirements specified in the rule. In addition, under the Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996, similar protections to those accorded to lenders under CERCLA are also accorded to holders of security interests in underground tanks. It should be noted, however, that liability for cleanup of contamination may be governed by state law, which may not provide for any specific protection for secured creditors.

Whether actions taken by a lender would constitute participation in the management of a mortgaged property, or the business of a borrower, so as to render the secured creditor exemption unavailable to a lender has been a matter of judicial interpretation of the statutory language, and court decisions have been inconsistent. In 1990, the Court of Appeals for the Eleventh Circuit suggested that the mere capacity of the lender to influence a borrower's decisions regarding disposal of hazardous substances was sufficient participation in the management of the borrower's business to deny the protection of the secured creditor exemption to the lender, regardless of whether lender actually exercised such influence.

This ambiguity appears to have been resolved by the enactment of the Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996. The legislation provides that in order to be deemed to have participated in the management of a mortgaged property, a lender must actually participate in the operational affairs of the property or the borrower. The legislation also provides that participation in the management of the property does not include "merely having the capacity to influence, or unexercised right to control" operations. Rather, a lender will lose the protection of the secured creditor exclusion only if it exercises decision-making control over the borrower's environmental compliance and hazardous substance handling and disposal practices, or assumes day-to-day management of all operational functions of the secured property. As noted above, the secured creditor exclusion does not govern liability for cleanup costs except under the federal laws discussed above. In addition, certain other environmental conditions may be required to be addressed under other federal, state or local laws or in order to improve the marketability of a property. Therefore, under certain circumstances, including but not limited to after foreclosure, a lender may incur costs under applicable laws or in order to improve the marketability of a property in connection with environmental conditions associated with that property, such as the presence or release of regulated materials in underground storage tanks, asbestos-containing material, lead paint or radon gas. If a lender is or becomes liable, it can bring an action for contribution against any other "responsible parties" including a previous owner or operator, who created the environmental hazard, but those persons or entities may be bankrupt or otherwise judgment-proof. It is conceivable that, the costs arising from such circumstances would result in a loss to securityholders.

At the time the loans were originated, no environmental assessments or very limited environmental assessments of the properties were conducted.

Rights of Redemption

In some states, after sale pursuant to a deed of trust or foreclosure of a mortgage, the borrower and foreclosed junior lienors are given a statutory period in which to redeem the property from the foreclosure sale. In certain other states, including California, this right of redemption applies only to sales following judicial foreclosure, and not to sales pursuant to a non-judicial power of sale. In most states where the right of redemption is available, statutory redemption may occur upon payment of the foreclosure purchase price, accrued interest and taxes. In other states, redemption may be authorized if the former borrower pays only a portion of the sums due. The effect of a statutory right of redemption is to diminish the ability of the lender to sell the foreclosed property. The exercise of a right of redemption would defeat the title of any purchaser from the lender subsequent to foreclosure or sale under a deed of trust. Consequently, the practical effect of the redemption right is to force the lender to retain the property and pay the expenses of ownership until the redemption period has run. In some states, there is no right to redeem property after a trustee's sale under a deed of trust.

Anti-Deficiency Legislation; Tax Liens

Certain states have imposed statutory and judicial restrictions that limit the remedies of a beneficiary under a deed of trust or a mortgagee under a mortgage. In some states, including California, statutes and case law limit the right of the beneficiary or mortgagee to obtain a deficiency judgment against borrowers financing the purchase of their residence or following sale under a deed of trust or certain other foreclosure proceedings. A deficiency judgment is a personal judgment against the borrower equal in most cases to the difference between the amount due to the lender and the fair market value of the real property at the time of the foreclosure sale, As a result of these prohibitions, it is anticipated that in most instances the servicer will utilize the non-judicial foreclosure remedy and will not seek deficiency judgments against defaulting borrowers.

Some state statutes require the beneficiary or mortgagee to exhaust the security afforded under a deed of trust or mortgage by foreclosure in an attempt to satisfy the full debt before bringing a personal action against the borrower. In certain other states, the lender has the option of bringing a personal action against the borrower on the debt without first exhausting that security; however, in some of these states, the lender, following judgment on such personal action, may be deemed to have elected a remedy and may be precluded from exercising remedies with respect to the security. Consequently, the practical effect of the election requirement, when applicable, is that lenders will usually proceed first against the security rather than bringing a personal action against the borrower. In some states, exceptions to the anti-deficiency statutes are provided for in certain instances where the value of the lender's security has been impaired by acts or omissions of the borrower, for example, in the event of waste of the property. Finally, other statutory provisions limit any deficiency judgment against the former borrower following a foreclosure sale to the excess of the outstanding debt over the fair market value of the property at the time of the public sale. The purpose of these statutes is generally to prevent a beneficiary or a mortgagee from obtaining a large deficiency judgment against the former borrower as a result of low or no bids at the foreclosure sale.

With respect to "additional collateral loans," realization upon the additional collateral may be governed by the UCC in effect under the law of the state applicable thereto. The UCC prohibits or limits a deficiency award in some circumstances, including those in which the disposition of the additional collateral was not conducted in a commercially reasonable manner. In some states, the UCC does not apply to liens upon additional collateral consisting of some types of personal property (including, for example, bank accounts and, to a certain extent, insurance policies and annuities). Realization upon such additional collateral will be governed by state laws other than the UCC, and the availability of deficiency awards under such state laws may be limited. Whether realization upon any additional collateral is governed by the UCC or by other state laws, the ability of secured parties to realize upon the additional collateral may be limited by statutory prohibitions that limit remedies in respect of the related mortgage loans. Such limitations may affect secured parties either independently or in conjunction with statutory requirements that secured parties proceed against the related mortgaged properties first or against both such mortgaged properties and the additional collateral concurrently.

The federal tax laws provide priority to certain tax liens over the lien of a mortgage or secured party. Moreover, the laws of certain states also give priority to certain tax and mechanics liens over the lien of a mortgage.

Bankruptcy Laws

In addition to anti-deficiency and related legislation, numerous other federal and state statutory provisions, including the United States Bankruptcy Code, 11 U.S.C. Sections 101 et seq. (the "Bankruptcy Code"), and state laws affording relief to debtors (together with the Bankruptcy Code, the "Bankruptcy Laws") may interfere with or affect the ability of a secured mortgage lender to obtain payment of a mortgage loan, to realize upon collateral and/or enforce a deficiency judgment. For example, under the Bankruptcy Code, virtually all actions (including foreclosure actions and deficiency judgment proceedings) are automatically stayed upon the filing of a bankruptcy petition, and interest or principal payments may not be made during the course of the bankruptcy case. Foreclosure of an interest in real property of a debtor in a case under the Bankruptcy Code can typically occur only if the bankruptcy court vacates the stay, an action the court may be reluctant to take, particularly if the debtor has the prospect of restructuring his or her debts and the mortgage collateral is not deteriorating in value. The delay and the consequences of the delay caused by an automatic stay can be significant. Also, under the Bankruptcy Code, the filing of a petition in bankruptcy by or on behalf of a junior lienor (a subordinate lender secured by a mortgage on the property) may stay a senior lender from taking action to foreclose.

A homeowner may file for relief under the Bankruptcy Code under any of four different chapters of the Bankruptcy Code. Under Chapter 7, the assets of the debtor are liquidated and a lender secured by a lien may "credit bid" (i.e., bid up to the amount of the debt) at the sale of the asset. See "—

Foreclosure/Repossession." A homeowner may also file for relief under Chapter 11 of the Bankruptcy Code and reorganize his or her debts through his or her reorganization plan. Alternatively, a homeowner may file for relief under Chapter 13 of the Bankruptcy Code and address his or her debts in a rehabilitation plan. Certain individuals are eligible to file under Chapter 12.

The Bankruptcy Code permits a mortgage loan that is secured by property that does not consist solely of the debtor's principal residence to be modified without the consent of the lender provided certain substantive and procedural safeguards are met. In such cases, the lender's security interest may be reduced to the then-current value of the property as determined by the court if the value is less than the amount due on the loan, thereby leaving the lender as a general unsecured creditor for the difference between the value of the collateral and the outstanding balance of the mortgage loan. A borrower's unsecured indebtedness will typically be discharged in full upon payment of a substantially reduced amount. Other modifications to a mortgage loan may include a reduction in the amount of each scheduled payment, which reduction may result from a reduction in the rate of interest, an alteration of the repayment schedule, an extension of the final maturity date, and/or a reduction in the outstanding balance of the secured portion of the loan. In certain circumstances, subject to the court's approval, a debtor in a case under Chapter 11 of the Bankruptcy Code may have the power to grant liens senior to the lien of a mortgage.

A reorganization plan under Chapter 11 and a rehabilitation plan under Chapter 13 of the Bankruptcy Code may each allow a debtor to cure a default relating to a mortgage loan on its residence by paying arrearages over a period of time and to deaccelerate and reinstate the original mortgage loan payment schedule, even though the lender accelerated the loan and a final judgment of foreclosure has been entered in state court (provided no sale of the property had yet occurred) prior to the filing of the debtor's petition under the Bankruptcy Code. Under a Chapter 13 plan, curing of defaults must be accomplished within the five-year maximum term permitted for repayment plans, the term commencing when repayment plan becomes effective, while defaults may be cured over a longer period of time under a Chapter 11 plan of reorganization.

Generally, a repayment plan in a case under Chapter 13 and a plan of reorganization under Chapter 11 may not modify the claim of a mortgage lender if the borrower elects to retain the property, the property is the borrower's principal residence and the property is the lender's only collateral. However, there have been recent proposals in Congress that would extend the ability of bankruptcy judges to modify the terms of mortgage loans in those situations where modification is not currently permitted. Modifications are permissible when the mortgage loan is secured both by the debtor's principal residence and by other collateral, such as appliances or furniture.

The general protection for mortgages secured only by the debtor's principal residence is not applicable in a case under Chapter 13 if the last payment on the original payment schedule is due before the final date for payment under the debtor's Chapter 13 plan (which date could be up to five years after the debtor emerges from bankruptcy).

State statutes and general principles of equity may also provide a mortgagor with means to halt a foreclosure proceeding or sale and to force a restructuring of a mortgage loan on terms a lender would not otherwise accept.

In a bankruptcy or similar proceeding of a mortgagor, actions may be taken seeking the recovery, as a preferential transfer or on other grounds, of any payments made by the mortgagor under the related mortgage loan prior to the bankruptcy or similar proceeding. Payments may be protected from recovery as preferences in bankruptcy cases if they are payments in the ordinary course of business made on debts incurred in the ordinary course of business or if the value of the collateral exceeds the debt at the time of payment. Whether any particular payment would be protected depends upon the facts specific to a particular transaction.

A trustee in bankruptcy, in some cases, may be entitled to collect its costs and expenses in preserving or selling the mortgaged property ahead of a payment to the lender. Under the Bankruptcy Code, if the court finds that actions of the mortgagee have been unreasonable and inequitable, the lien of the related mortgage may be subordinated to the claims of unsecured creditors.

A "deficient valuation" with respect to any mortgage loan is, generally, the excess of (a)(1) the then outstanding principal balance of the mortgage loan, plus (2) accrued and unpaid interest and expenses reimbursable under the terms of the related note to the date of the bankruptcy petition (collectively, the "outstanding balance"), over (b) a valuation by a court of competent jurisdiction of the mortgaged property which reduces the principal balance on such mortgage loan to an amount less than the outstanding balance of the mortgage loan, which valuation results from a proceeding initiated under the Bankruptcy Code. As used in this prospectus, "deficient valuation" means, with respect to any mortgage loan, the deficient valuation described in the preceding sentence, without giving effect to clause (a)(2) thereof. If the terms of a court order in respect of any retroactive deficient valuation provide for a reduction in the indebtedness of a mortgage loan, and the earlier maturity thereof, the term deficient valuation includes an additional amount equal to the excess, if any, of (a) the amount of principal that would have been due on such mortgage loan, for each month retroactively affected, based on the original payment terms and amortization schedule of such mortgage loan over (b) the amount of principal due on such mortgage loan, for each such retroactive month (assuming the effect of such retroactive application according to such mortgage loan's revised amortization schedule). A "debt service reduction" with respect to any mortgage loan, is, generally, a reduction in the scheduled monthly payment for such mortgage loan, by a court of competent jurisdiction in a proceeding under the Bankruptcy Code, except such a reduction resulting from a deficient valuation.

Due-on-Sale Clauses

Each conventional loan generally will contain a due-on-sale clause which will generally provide that if the mortgagor or obligor sells, transfers or conveys the property, the loan or contract may be accelerated by the mortgagee or secured party. Court decisions and legislative actions have placed substantial restrictions on the right of lenders to enforce these clauses in many states. For instance, the California Supreme Court in August 1978 held that due-on-sale clauses were generally unenforceable. However, the Garn-St. Germain Institutions Act of 1982 (the "Garn-St. Germain Act"), subject to certain exceptions, preempts state constitutional, statutory and case law prohibiting the enforcement of due-on-sale clauses. As a result, due-on-sale clauses are generally enforceable except in those states whose legislatures exercised their authority to regulate the enforceability of the clauses with respect to mortgage loans that were (a) originated or assumed during the "window period" under the Garn-St. Germain Act which ended in all cases not later than October 15, 1982, and (b) originated by lenders other than national banks, federal savings institutions and federal credit unions. Freddie Mac has taken the position in its published mortgage servicing standards that, out of a total of eleven "window period states," five states (Arizona, Michigan, Minnesota, New Mexico and Utah) have enacted statutes extending, on various terms and for varying periods, the prohibition on enforcement of due-on-sale clauses with respect to certain categories of window period loans. Also, the Garn-St, Germain Act does "encourage" lenders to permit assumption of loans at the original rate of interest or at some other rate less than the average of the original rate and the market rate.

As to loans secured by an owner-occupied residence, the Garn-St. Germain Act sets forth nine specific instances in which a mortgagee covered by the Garn-St. Germain Act may not exercise its rights under a due-on-sale clause, notwithstanding the fact that a transfer of the property may have occurred, The inability to enforce a due-on-sale clause may result in transfer of the related property to an uncreditworthy person, which could increase the likelihood of default or may result in a mortgage bearing an interest rate below the current market rate being assumed by a new home buyer, which may affect the average life of the loans and the number of loans which may extend to maturity.

In addition, under federal bankruptcy law, due-on-sale clauses may not be enforceable in bankruptcy proceedings and may, under certain circumstances, be eliminated in any modified mortgage resulting from such bankruptcy proceeding.

Prepayment Charges and Prepayments

Applicable regulations prohibit the imposition of a prepayment charge or equivalent fee for or in connection with the acceleration of a mortgage loan by exercise of a due-on-sale clause. A mortgagee to whom a prepayment in full has been tendered will be compelled to give either a release of the mortgage or an instrument assigning the existing mortgage to a refinancing lender.

Some state laws restrict the imposition of prepayment charges even when the mortgage loans expressly provide for the collection of those charges. The Alternative Mortgage Transaction Parity Act of 1982 (the "Parity Act") permits the collection of prepayment charges in connection with some types of mortgage loans subject to the Parity Act, or Parity Act loans, preempting any contrary state law prohibitions. However, some states may not recognize the preemptive authority of the Parity Act or have opted out of the Parity Act. Moreover, the OTS, the agency that administered the application of the Parity Act to some types of mortgage lenders that are not chartered under federal law, withdrew its favorable regulations and opinions that previously authorized those lenders, notwithstanding contrary state law, to charge prepayment charges and late fees with respect to Parity Act loans originated on or after July 1, 2003. Accordingly, it is possible that prepayment charges may not be collected on some mortgage loans that provide for the payment of these charges. Any prepayment charges collected on mortgage loans may be available for distribution only to a specific class of securities or may not be available for distribution to any class of securities. Prepayment charges may be retained by the servicer or by sub-servicers as additional servicing compensation.

Please refer to the discussion under the heading "Financial Regulatory Legislative Reform and Related Regulations" below regarding federal regulation of prepayment charges.

Applicability of Usury Laws

Title V of the y Institutions Deregulation and Monetary Control Act of 1980, enacted in March 1980 ("Title V") provides that state usury limitations shall not apply to certain types of residential first mortgage loans originated by certain lenders after March 31, 1980. Title V authorized the states to reimpose interest rate limits by adopting, before April 1, 1983, a law or constitution provision which expressly rejects application of the federal law. Fifteen states adopted such a law prior to the April 1, 1983 deadline. In addition, even where Title V was not so rejected, any state is authorized by the law to adopt a provision limiting discount points or other charges on mortgage loans covered by Title V.

Certain states have taken action to reimpose interest rate limits and/or to limit discount points or other charges.

Servicemembers Civil Relief Act

Generally, under the terms of the Servicemembers Civil Relief Act formerly known as the Soldiers' and Sailors' Relief Act of 1940, (the "Relief Act"), a borrower who enters military service after the origination of his or her loan (including a borrower who is a member of the National Guard or is in reserve status at the time of the origination of the loan and is later called to active duty) may not be charged interest above an annual rate of 6% during the period of his or her active duty status, unless a court orders otherwise upon application of the lender. It is possible that this interest rate limitation could have an effect, for an indeterminate period of time, on the ability of the servicer to collect full amounts of interest on certain of the loans. Any shortfall in interest collections resulting from the application of the Relief Act could result in losses to securityholders. The Relief Act also imposes limitations which would impair the ability of the servicer to foreclose on an affected loan during the borrower's period of active duty status. Moreover, the Relief Act permits the extension of a loan's maturity and the re-adjustment of its payment schedule beyond the completion of military service. Thus, in the event that a loan that is affected by the Relief Act goes into default, there may be delays and losses occasioned by the inability to realize upon the property in a timely fashion.

LEGAL INVESTMENT

Each of the Class [   ], Class[   ] and Class [   ] Certificates constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Classes of securities that qualify as mortgage related securities will be legal investments for persons, trusts, corporations, partnerships, associations, business trusts, and business entities (including depository institutions, life insurance companies and pension funds) created pursuant to or existing under the laws of the United States or of any state (including the District of Columbia and Puerto Rico) whose authorized investments are subject to state regulations to the same extent as, under applicable law, obligations issued by or guaranteed as to principal and interest by the United States or any such entities. Under SMMEA, if a state enacted legislation prior to October 4, 1991 specifically limiting the legal investment authority of any of these entities with respect to mortgage related securities, securities will constitute legal investments for entities subject to such legislation only to the extent provided therein. Approximately twenty-one states adopted such legislation prior to the October 4, 1991 deadline. SMMEA provides, however, that in no event will the enactment of this type of legislation affect the validity of any contractual commitment to purchase, hold or invest in securities, or require the sale or other disposition of securities, so long as such contractually commitment was made or such securities were acquired prior to the enactment of the legislation.

SMMEA also amended the legal investment authority of federally chartered depository institutions as follows: federal savings and loan associations and federal savings banks may invest in, sell or otherwise deal in securities without limitations as to the percentage of their assets represented thereby, federal credit unions may invest in mortgage related securities, and national banks may purchase securities for their own account without regard to the limitations generally applicable to investment securities set forth in 12 U.S.C. 24 (Seventh), subject in each case to such regulations as the applicable federal authority may prescribe. In this connection, federal credit unions should review the National Credit Union Administration ("NCUA") Letter to Credit Unions No. 96, as modified by NCUA Letter to Credit Unions No. 108, which includes guidelines to assist federal credit unions in making investment decisions for mortgage related securities and the NCUA's regulation "Investment and Deposit Activities" (12 C.F.R. Part 703), which sets forth certain restrictions on investments by federal credit unions in mortgage related securities (in each case whether or not the class of securities under consideration for purchase constituted a mortgage related security).

The Dodd-Frank Act removed the credit rating requirement in the term "mortgage related security" for purposes of SMMEA, and replaced it with a requirement to meet standards of creditworthiness as established by the SEC. The SEC has not yet established alternative standards of creditworthiness for purposes of SMMEA, although it is seeking public comment on the issue and has issued a transitional interpretation stating that until such alternative standards of creditworthiness are defined, the credit rating requirement previously included in the statute is still applicable. If and when alternative standards of creditworthiness are established, it is possible that one or more classes of certificates will not constitute "mortgage related securities" for purposes of SMMEA even if the certificates maintain the previously required ratings. This could have a negative impact on the liquidity and market value of your certificates.

Institutions whose investment activities are subject to regulation by federal or state authorities should review rules, policies and guidelines adopted from time to time by those authorities before purchasing any securities, as certain series, classes or subclasses may be deemed unsuitable investments, or may otherwise be restricted, under those rules, policies or guidelines, in certain instances irrespective of SMMEA.

The foregoing does not take into consideration the applicability of statutes, rules, regulations, orders, guidelines or agreements generally governing investments made by a particular investor, including, but not limited to, "prudent investor" provisions, percentage-of-assets limits, provisions which may restrict or prohibit investment in securities which are not "interest bearing" or "income paying," and, with regard to any securities issued in book-entry form, provisions which may restrict or prohibit investments in securities which are issued in book-entry form.

Except as to the status of certain classes of securities as "mortgage related securities," no representation is made as to the proper characterization of the securities for legal investment purposes, financial institution regulatory purposes, or other purposes, or as to the ability of particular investors to purchase securities under applicable legal investment restrictions. The uncertainties described above, and any unfavorable future determinations concerning legal investment or financial institution regulatory characteristics of the securities, may adversely affect the liquidity of the securities.

Investors should consult their own legal advisors in determining whether and to what extent securities offered by this prospectus constitute legal investments for them.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General

The following is a general discussion of the anticipated material federal income tax consequences of the purchase, ownership and disposition of the offered certificates. This discussion has been prepared with the advice of Orrick, Herrington & Sutcliffe LLP, counsel to the depositor. This discussion is directed solely to Certificateholders that hold the offered certificates as capital assets within the meaning of Section 1221 of the Code, and does not purport to discuss all federal income tax consequences that may be applicable to particular categories of investors, some of which (such as banks, insurance companies and foreign investors) may be subject to special rules. Further, the authorities on which this discussion, and the opinion of Orrick, Herrington & Sutcliffe LLP referred to below, are based are subject to change or differing interpretations, which could apply retroactively. In addition, opinions of counsel are not binding on the U.S. Internal Revenue Service (the "IRS") or the courts, and no rulings have been or will be sought from the IRS with respect to any of the federal income tax consequences discussed herein, and no assurance can be given that the IRS will not take contrary positions. Taxpayers and preparers of tax returns (including those filed by any REMIC or other issuer) should be aware that under applicable U.S. Treasury regulations a provider of advice on specific issues of law is not considered a tax return preparer unless the advice is given with respect to events that have occurred at the time the advice is rendered. Accordingly, taxpayers should consult their own tax advisors and tax return preparers regarding the preparation of any item on a tax return, even where the anticipated tax treatment has been discussed herein. In addition to the federal income tax consequences described herein, potential investors should consider the state and local tax consequences, if any, of the purchase, ownership and disposition of the Certificates. Certificateholders are advised to consult their own tax advisors concerning the federal, state, local or other tax consequences to them of the purchase, ownership and disposition of the Certificates offered hereunder. For purposes of this section, "Certificateholder" and "Holder" are defined as the beneficial owner of a Certificate.

The following discussion is based in part upon the rules governing original issue discount that are set forth in Sections 1271-1273 and 1275 of the Code and in the U.S. Treasury regulations issued thereunder (the "OID Regulations"), in part upon Sections 860A-860G of the Code (the "REMIC Provisions") and the U.S. Treasury regulations issued thereunder (the "REMIC Regulations"), and on administrative rulings and judicial decisions, all as in effect on the date hereof. The OID Regulations do not adequately address certain issues relevant to, and in some instances provide that they are not applicable to, securities such as the Regular Certificates.

Classification of the REMICs

For federal income tax purposes, the trust will consist of a pool of assets for which multiple elections will be made to treat such pool as a "real estate mortgage investment conduit" (or "REMIC") within the meaning of Section 860D of the Code. The Class R Certificates will evidence ownership of the "residual interest" in the upper-tier REMIC. The Class LT-R Certificate will evidence ownership of the residual interest in each remaining REMIC formed pursuant to the Pooling and Servicing Agreement. The offered certificates[, other than the Initial Exchangeable Certificates and the Exchangeable Certificates,] will represent ownership of a beneficial interest in one of the REMIC regular interests in the upper tier

REMIC [and, as further described in the next paragraph, the Initial Exchangeable Certificates and the Exchangeable Certificates will represent ownership of a beneficial interest in a grantor trust that holds REMIC regular interests that correspond to the Initial Exchangeable Certificates in the related combinations specified in the Pooling and Servicing Agreement]. Each of the REMIC regular interests held by the grantor trust and the offered certificates, other than the Initial Exchangeable Certificates and the Exchangeable Certificates, is referred to herein as a "Regular Certificate."

The arrangement pursuant to which each class of Initial Exchangeable Certificates and Exchangeable Certificates is created and administered (referred to herein as an "exchangeable subtrust") will be classified as a grantor trust for federal income tax purposes. The exchangeable subtrust will hold REMIC regular interests that correspond to the Initial Exchangeable Certificates. The Initial Exchangeable Certificates and the Exchangeable Certificates will represent beneficial ownership of one or more Regular Certificates held by the exchangeable subtrust.

On the Closing Date, Orrick, Herrington & Sutcliffe LLP, counsel to the depositor, will deliver its opinion to the effect that, assuming (1) the making of appropriate elections, (2) compliance with all provisions of the Pooling and Servicing Agreement without any waiver thereof and (3) compliance with applicable changes in the Code, including the REMIC Provisions, for federal income tax purposes, under existing law (a) each REMIC formed pursuant to the Pooling and Servicing Agreement will be treated as a REMIC, (b) each class of Certificates (other than the Residual Certificates) will represent direct or indirect ownership of "regular interests" in the upper-tier REMIC, (c) the Class LT-R Certificates will represent ownership of the sole class of "residual interests" in each REMIC formed pursuant to the Pooling and Servicing Agreement other than the upper-tier REMIC, (d) the Class R Certificates will represent ownership of the sole class of "residual interests" in the upper-tier REMIC and (e) the exchangeable subtrust will be classified as a grantor trust under subpart E, part I of subchapter J of the Code, and not as an association, a taxable mortgage pool or a publicly traded partnership taxable as a corporation.

If an entity electing to be treated as a REMIC, such as the trust, fails to comply with one or more of the ongoing requirements of the Code for such status during any taxable year, the Code provides that the entity will not be treated as a REMIC for such year and thereafter. In that event, such entity may be taxable as a corporation under U.S. Treasury regulations, and the related REMIC certificates may not be accorded the status or given the tax treatment described below. Although the Code authorizes the Treasury Department to issue regulations providing relief in the event of an inadvertent termination of REMIC status, no such regulations have been issued. Any such relief, moreover, may be accompanied by sanctions, such as the imposition of a corporate tax on all or a portion of the trust's income for the period in which the requirements for such status are not satisfied. The Pooling and Servicing Agreement will include provisions with respect to the trust designed to maintain each REMIC's status as a REMIC under the REMIC Provisions. It is not anticipated that the status of any REMIC as a REMIC will be inadvertently terminated.

Characterization of Investments in Regular Certificates

Each holder of a Regular Certificate is deemed to own an undivided beneficial ownership interest in a REMIC regular interest.

The Regular Certificates will be treated as assets described in Section 7701(a)(19)(C) of the Code, and as "real estate assets" under Section 856(c)(5)(B) of the Code, generally, in the same proportion that the assets of the trust, exclusive of the assets not included in any REMIC, would be so treated. Moreover, if 95% or more of the assets of the REMIC qualify for any of the foregoing treatments at all times during a calendar year, the Regular Certificates will qualify for the corresponding status in their entirety for that calendar year. In addition, the interest derived from each class of the Regular Certificates will be "interest on obligations secured by interests in real property" for purposes of section 856(c)(3) of the Code to the extent that those Regular Certificates are treated as "real estate assets" within the meaning of Section 856(c)(4)(A) of the Code. Each of the REMICs formed under the Pooling and Servicing Agreement will be treated as a single REMIC for purposes of determining the extent to which the Regular Certificates and the income thereon will be treated as such assets and income.

Taxation of Owners of Regular Certificates

General. Except as otherwise stated in this discussion, the Regular Certificates will be treated for federal income tax purposes as debt instruments issued by a REMIC. Moreover, Holders of Regular Certificates that otherwise report income including stated interest under a cash method of accounting will be required to report income with respect to the Regular Certificates under an accrual method.

Original Issue Discount. For federal income tax reporting purposes, the interest-only Regular Certificates will, and certain other classes of Regular Certificates may, be issued with original issue discount.

Any holders of Regular Certificates issued with original issue discount generally will be required to include original issue discount in income as it accrues, in accordance with the method described below, in advance of the receipt of the cash attributable to such income. In addition, Section 1272(a)(6) of the Code provides special rules applicable to any Regular Certificates issued with original issue discount. Regulations have not been issued under that section.

Section 1272(a)(6) of the Code requires that a prepayment assumption be used with respect to the underlying debt instruments in computing the accrual of original issue discount if payments under the issued debt instruments may be accelerated by reason of prepayments of such underlying debt instruments, and that adjustments be made in the amount and rate of accrual of such discount to reflect differences between the actual prepayment rate and such prepayment assumption. Such prepayment assumption is to be determined in a manner prescribed in U.S. Treasury regulations; however, as noted above, those regulations have not been issued. The Conference Committee Report (the "Committee Report") of the Tax Reform Act of 1986 indicates that the regulations will provide that the prepayment assumption used with respect to a Regular Certificate for federal income tax purposes must be the same as that used in pricing the initial offering of such Certificate. The prepayment assumption that will be used in determining the rate of accrual of original issue discount, if any, for federal income tax purposes (the "Tax Prepayment Assumption") is 15% CPR as described in "*Yield, Prepayment and Maturity Considerations—Weighted Average Life*." No representation is made that the Mortgage Loans will prepay at such rate or at any other rate.

The original issue discount, if any, on a Regular Certificate will be the excess of its stated redemption price at maturity over its issue price. The issue price of a particular class of Regular Certificates will be the first cash price at which a substantial amount of Regular Certificates of that class is sold (excluding sales to bond houses, brokers and underwriters). If less than a substantial amount of a particular class of Regular Certificates is sold for cash on or prior to the Closing Date, the issue price for such class will be the fair market value of such class on the Closing Date. Under the OID Regulations, the stated redemption price of a Regular Certificate is equal to the total of all payments to be made on such Regular Certificate other than "qualified stated interest." Qualified stated interest is interest that is unconditionally payable at least annually (during the entire term of the instrument) at a single fixed rate, or at a "qualified floating rate," an "objective rate," a combination of a single fixed rate and one or more "qualified floating rates" or one "qualified inverse floating rate," or a combination of "qualified floating rates" that does not operate in a manner that accelerates or defers interest payments on such Regular Certificate.

Notwithstanding the general definition of original issue discount, original issue discount on a Regular Certificate will be considered to be de minimis if it is less than 0.25% of the stated redemption price of the Regular Certificate multiplied by its weighted average life. For this purpose, the weighted average life of the Regular Certificate is computed as the sum of the amounts determined, as to each payment included in the stated redemption price of such Regular Certificate, by multiplying (i) the number of complete years (rounding down for partial years) from the issue date until such payment is expected to be made (presumably taking into account the Tax Prepayment Assumption) by (ii) a fraction, the numerator of which is the amount of the payment, and the denominator of which is the stated redemption price at maturity of such Regular Certificate. Under the OID Regulations, original issue discount of only a de minimis amount will be included in income as each payment of stated principal is made, based on the product of the total amount of such de minimis original issue discount and a fraction, the numerator of which is the amount of such principal payment and the denominator of which is the outstanding stated principal amount of the Regular Certificate. Alternatively, the OID Regulations also would permit a Certificateholder to elect to accrue de minimis original issue discount into income currently based on a constant yield method.

If original issue discount on a Regular Certificate is in excess of a de minimis amount, the Holder of such Regular Certificate must include in ordinary gross income the sum of the "daily portions" of original issue discount for each day during its taxable year on which it held such Regular Certificate, including the purchase date but excluding the disposition date. In the case of an original Holder of a Regular Certificate, the daily portions of original issue discount will be determined as follows. As to each Interest Accrual Period, a calculation will be made of the portion of the original issue discount that accrued during such accrual period. The portion of original issue discount that accrues in any accrual period will equal the excess, if any, of (i) the sum of (A) the present value, as of the end of the accrual period, of all of the distributions remaining to be made on the Regular Certificate, if any, in future periods and (B) the distributions made on such Regular Certificate during the accrual period of amounts included in the stated redemption price, over (ii) the adjusted issue price of such Regular Certificate at the beginning of the accrual period. The present value of the remaining distributions referred to in the preceding sentence will be calculated (i) assuming that distributions on the Regular Certificate will be received in future periods based on the Mortgage Loans being prepaid at rates equal to the Tax Prepayment Assumption, (ii) using a discount rate equal to the original yield to maturity of the Regular Certificate and (iii) taking into account events (including actual prepayments) that have occurred before the close of the accrual period. For these purposes, the original yield to maturity of the Regular Certificate will be calculated based on its issue price and assuming that distributions on the Regular Certificate will be made in all accrual periods based on the Mortgage Loans being prepaid at rates equal to the Tax Prepayment Assumption. The adjusted issue price of a Regular Certificate at the beginning of any accrual period will equal the issue price of such Regular Certificate, increased by the aggregate amount of original issue discount that accrued with respect to such Regular Certificate in prior accrual periods, and reduced by the amount of any distributions made on such Regular Certificate in prior accrual periods of amounts included in the stated redemption price. The original issue discount accruing during any accrual period, computed as described above, will be allocated ratably to each day during the accrual period to determine the daily portion of original issue discount for such day.

A subsequent purchaser of a Regular Certificate that purchases such Regular Certificate at a cost (excluding any portion of such cost attributable to accrued qualified stated interest) less than its remaining stated redemption price will also be required to include in gross income the daily portions of any original issue discount with respect to such Regular Certificate. However, each such daily portion will be reduced, if such cost is in excess of its "adjusted issue price," in proportion to the ratio such excess bears to the aggregate original issue discount remaining to be accrued on such Regular Certificate. The adjusted issue price of a Regular Certificate on any given day equals the sum of (i) the adjusted issue price (or, in the case of the first accrual period, the issue price) of such Regular Certificate at the beginning of the accrual period which includes such day and (ii) the daily portions of original issue discount for all days during such accrual period prior to such day minus any principal payments made during the accrual period prior to that day for the Regular Certificate.

If the method for computing original issue discount described above results in a negative amount for any period with respect to a Holder of a Regular Certificate, the amount of original issue discount allocable to that period would be zero and the Certificateholder will be permitted to offset that negative amount only against future original issue discount, if any, attributable to that Regular Certificate.

Market Discount. A Certificateholder that purchases a Regular Certificate at a market discount, that is, in the case of a Regular Certificate issued without original issue discount, at a purchase price less than its remaining stated principal amount or, in the case of a Regular Certificate issued with original issue discount, at a purchase price less than its adjusted issue price, will recognize income upon receipt of each distribution representing stated redemption price.

In particular, under Section 1276 of the Code such a Certificateholder generally will be required to allocate the portion of each such distribution representing stated redemption price first to accrued market discount not previously included in income, and to recognize ordinary income to that extent. A Certificateholder may elect to include market discount in income currently as it accrues rather than including it on a deferred basis in accordance with the foregoing. If made, such election will apply to all market discount bonds acquired by such Certificateholder on or after the first day of the first taxable year to which such election applies. In addition, the OID Regulations permit a Certificateholder to elect to accrue all interest and discount (including de minimis market or original issue discount) in income as interest, and to amortize premium, based on a constant yield method. If such an election were made with respect to a Regular Certificate with market discount, the Certificateholder would be deemed to have made an election to include currently market discount in income with respect to all other debt instruments having market discount that such Certificateholder acquires during the taxable year of the election or thereafter, and possibly previously acquired instruments. Similarly, a Certificateholder that made this election for a Regular Certificate that is acquired at a premium would be deemed to have made an election to amortize bond premium with respect to all debt instruments having amortizable bond premium that such Certificateholder owns or acquires. See "—*Taxation of Owners of Regular Certificates—Premium*" below. Each of these elections to accrue interest, discount and premium with respect to a Regular Certificate on a constant yield method or as interest may not be revoked without the consent of the IRS.

However, market discount with respect to a Regular Certificate will be considered to be de minimis for purposes of Section 1276 of the Code if such market discount is less than 0.25% of the remaining stated redemption price of such Regular Certificate multiplied by the number of complete years to maturity remaining after the date of its purchase. In interpreting a similar rule with respect to original issue discount on obligations payable in installments, the OID Regulations refer to the weighted average maturity of obligations, and it is likely that the same rule will be applied with respect to market discount, presumably taking into account the Tax Prepayment Assumption. If market discount is treated as de minimis under this rule, it appears that the actual discount would be treated as described in the first sentence of the preceding paragraph. Such treatment may result in discount being included in income at a slower rate than discount would be required to be included in income using the method described above.

Section 1276(b)(3) of the Code specifically authorizes the Treasury Department to issue regulations providing for the method for accruing market discount on debt instruments, the principal of which is payable in more than one installment. Until regulations are issued by the Treasury Department, certain rules described in the Committee Report apply. The Committee Report indicates that in each accrual period market discount on Regular Certificates should accrue, at the Certificateholder's option: (i) on the basis of a constant yield method, (ii) in the case of a Regular Certificate issued without original issue discount, in an amount that bears the same ratio to the total remaining market discount as the stated interest paid in the accrual period bears to the total amount of stated interest remaining to be paid on the Regular Certificate as of the beginning of the accrual period or (iii) in the case of a Regular Certificate issued with original issue discount, in an amount that bears the same ratio to the total remaining market discount as the original issue discount accrued in the accrual period bears to the total original issue discount remaining on the Regular Certificate at the beginning of the accrual period. Moreover, the Tax Prepayment Assumption is used in calculating the accrual of market discount. Because the regulations referred to in this paragraph have not been issued, it is not possible to predict what effect such regulations might have on the tax treatment of a Regular Certificate purchased at a discount in the secondary market.

To the extent that Regular Certificates provide for monthly or other periodic distributions throughout their term, the effect of these rules may be to require market discount to be includible in income at a rate that is not significantly slower than the rate at which such discount would accrue if it were original issue discount. Moreover, in any event a Holder of a Regular Certificate generally will be required to treat a portion of any gain on the sale or exchange of such Regular Certificate as ordinary income to the extent of the market discount accrued to the date of disposition under one of the foregoing methods, less any accrued market discount previously reported as ordinary income.

Further, under Section 1277 of the Code a Holder of a Regular Certificate may be required to defer a portion of its interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a Regular Certificate purchased with market discount. For these purposes, the de minimis rule referred to above applies. Any such deferred interest expense would not exceed the market discount that accrues during such taxable year and is, in general, allowed as a deduction not later than the year in which such market discount is includible in income. If such Holder elects to include market discount in income currently as it accrues on all market discount instruments acquired by such Holder in that taxable year or thereafter, the interest deferral rule described above will not apply.

Premium. A Regular Certificate purchased at a cost (excluding any portion of such cost attributable to accrued qualified stated interest) greater than its remaining stated redemption price will be considered to be purchased at a premium. The Holder of such a Regular Certificate may elect under Section 171 of the Code to amortize such premium under the constant yield method over the life of the Regular Certificate. If made, such an election will apply to all debt instruments having amortizable bond premium that the Holder owns or subsequently acquires. Amortizable premium will be treated as an offset to interest income on the related debt instrument, rather than as a separate interest deduction. The OID Regulations also permit Certificateholders to elect to include all interest, discount and premium in income based on a constant yield method, further treating the Certificateholder as having made the election to amortize premium generally. See "*—Taxation of Owners of Regular Certificates—Market Discount*" above. The Committee Report states that the same rules that apply to accrual of market discount (which rules will require use of a prepayment assumption for accruing market discount with respect to Regular Certificates without regard to whether such Regular Certificates have original issue discount) will also apply in amortizing bond premium under Section 171 of the Code. Whether any Holder of the Regular Certificates will be treated as holding a certificate with amortizable bond premium will depend on such Certificateholder's purchase price and the distributions remaining to be made on such Regular Certificate at the time of its acquisition by such Certificateholder. Holders of such classes of Regular Certificates should consult their tax advisors regarding the possibility of making an election to amortize such premium.

Realized Losses. Under Section 166 of the Code, both corporate holders of Regular Certificates and noncorporate holders of Regular Certificates that acquire such Regular Certificates in connection with a trade or business should be allowed to deduct, as ordinary losses, any losses sustained during a taxable year in which their Regular Certificates become wholly or partially worthless as the result of one or more Realized Losses on the Mortgage Loans that are allocable to such Regular Certificates. However, it appears that a noncorporate holder that does not acquire a Regular Certificate in connection with its trade or business will not be entitled to deduct a loss under Section 166 of the Code until such holder's Regular Certificate becomes wholly worthless (i.e., until its Certificate Principal Balance has been reduced to zero) and that the loss will be characterized as a short-term capital loss.

Each holder of a Regular Certificate will be required to accrue interest and original issue discount with respect to such Regular Certificate, without giving effect to any reductions in distributions attributable to a default or delinquency on the Mortgage Loans until it can be established that any such reduction ultimately will not be recoverable. As a result, the amount of taxable income reported in any period by the holder of a Regular Certificate could exceed the amount of economic income actually realized by the holder in such period. Although the holder of a Regular Certificate eventually will recognize a loss or reduction in income attributable to previously accrued and included income that as the result of a Realized Loss ultimately will not be realized, the law is unclear with respect to the timing and character of such loss or reduction in income.

Sales of Certificates. If a Regular Certificate is sold, the selling Certificateholder will recognize gain or loss equal to the difference between the amount realized on the sale and its adjusted basis in the Regular Certificate. The adjusted basis of a Regular Certificate generally will equal the cost of such Regular Certificate to such Certificateholder, increased by income reported by such Certificateholder with respect to such Regular Certificate (including original issue discount and market discount income) and reduced (but not below zero) by distributions on such Regular Certificate received by such Certificateholder and by any amortized premium.

Except as provided below, any such gain or loss will be capital gain or loss, provided such Regular Certificate is held as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. Gain from the sale of a Regular Certificate that might otherwise be capital gain will be treated as ordinary income to the extent such gain does not exceed the excess, if any, of (i) the amount that would have been includible in the seller's income with respect to such Regular Certificate assuming that income had accrued thereon at a rate equal to 110% of the "applicable Federal rate" (generally, a rate based on an average of current yields on U.S. Treasury securities having a maturity comparable to that of the Regular Certificate based on the application of the Tax Prepayment Assumption to such Regular Certificate, which rate is computed and published monthly by the IRS), determined as of the date of purchase of such Regular Certificate, over (ii) the amount of ordinary income actually includible in the seller's income prior to such sale. In addition, gain recognized on the sale of a Regular Certificate by a seller who purchased such Regular Certificate at a market discount will be taxable as ordinary income in an amount not exceeding the portion of such discount that accrued during the period such Regular Certificate was held by such holder, reduced by any market discount included in income under the rules described above under "—*Taxation of Owners of Regular Certificates—Market Discount.*"

The Regular Certificates will be "evidences of indebtedness" within the meaning of Section 582(c)(1) of the Code, so that gain or loss recognized from the sale of a Regular Certificate by a bank or thrift institution to which such section applies will be ordinary income or loss.

A portion of any gain from the sale of a Regular Certificate that might otherwise be capital gain may be treated as ordinary income to the extent that such Regular Certificate is held as part of a "conversion transaction" within the meaning of Section 1258 of the Code. A conversion transaction generally is one in which the taxpayer has taken two or more positions in the same or similar property that reduce or eliminate market risk, if substantially all of the taxpayer's return is attributable to the time value of the taxpayer's net investment in such transaction. The amount of gain so realized in a conversion transaction that is recharacterized as ordinary income generally will not exceed the amount of interest that would have accrued on the taxpayer's net investment at 120% of the appropriate "applicable Federal rate" at the time the taxpayer enters into the conversion transaction, subject to appropriate reduction for prior inclusion of interest and other ordinary income items from the transaction.

A taxpayer may elect to have net capital gain taxed at ordinary income rates rather than capital gains rates in order to include such net capital gain in total net investment income for the taxable year, for purposes of the rule that limits the deduction of interest on indebtedness incurred to purchase or carry property held for investment to a taxpayer's net investment income.

Tax Treatment of Initial Exchangeable Certificates and Exchangeable Certificates

An Initial Exchangeable Certificate or an Exchangeable Certificate represents beneficial ownership of one or more of the Regular Certificates held by the exchangeable subtrust. A purchaser must allocate its basis in such a certificate among the Regular Certificates in the subtrust that correspond to the certificate in accordance with their relative fair market values as of the time of acquisition. Similarly, on the sale of such certificate, the holder must allocate the amount received on the sale among the Regular Certificates in the subtrust that correspond to the certificate in accordance with their relative fair market values as of the time of sale.

The holder of an Initial Exchangeable Certificate or an Exchangeable Certificate must account separately for each Regular Certificate that comprises such certificate and should account for such Regular Certificate as described above under "—*Taxation of Owners of Regular Certificates.*"

An exchange of an interest in one or more Initial Exchangeable Certificates for an interest in one or more Exchangeable Certificates, or vice versa, is not a taxable exchange. After the exchange, the holder is treated as continuing to own the interests in the Regular Certificates that it beneficially owned immediately before the exchange.

Under the OID Regulations, if two or more debt instruments are issued in connection with the same transaction or related transaction (determined based on all the facts and circumstances), those debt instruments are treated as a single debt instrument for purposes of the provisions of the Code applicable to original issue discount, unless an exception applies. Under this rule, if an Initial Exchangeable Certificate or Exchangeable Certificate represents beneficial ownership of two or more Regular Certificates, those Regular Certificates could be treated as a single debt instrument for original issue discount purposes. In addition, if the two or more Regular Certificates underlying an Initial Exchangeable Certificate or Exchangeable Certificate were aggregated for original issue discount purposes and a beneficial owner of an

Initial Exchangeable Certificate or Exchangeable Certificate were to (i) exchange that Initial Exchangeable Certificate or Exchangeable Certificate for the related underlying Regular Certificates (or separate Initial Exchangeable Certificates or Exchangeable Certificates representing each underlying Regular Certificate), (ii) sell one of those related Regular Certificates (or Initial Exchangeable Certificates or Exchangeable Certificates representing such Regular Certificates) and (iii) retain one or more of the remaining related Regular Certificates (or Initial Exchangeable Certificates or Exchangeable Certificates representing such Regular Certificates), the beneficial owner might be treated as having engaged in a "coupon stripping" or "bond stripping" transaction within the meaning of Section 1286 of the Code. Under Section 1286 of the Code, a beneficial owner of an Initial Exchangeable Certificate or Exchangeable Certificate that engages in a coupon stripping or bond stripping transaction must allocate its basis in the original Initial Exchangeable Certificate or Exchangeable Certificate between the related underlying Regular Certificates sold and the related Regular Certificates retained in proportion to their relative fair market values as of the date of the stripping transaction. The beneficial owner then must recognize gain or loss on the Regular Certificates (or Initial Exchangeable Certificates or Exchangeable Certificates representing such Regular Certificates) sold using its basis allocable to those Regular Certificates. Also, the beneficial owner then must treat the Regular Certificates underlying the Initial Exchangeable Certificates or Exchangeable Certificates retained as a newly issued debt instrument that was purchased for an amount equal to the beneficial owner's basis allocable to those Regular Certificates. Accordingly, the beneficial owner must accrue interest and original issue discount with respect to the Regular Certificates retained based on the beneficial owner's basis in those Regular Certificates.

As a result, when compared to treating each Regular Certificate underlying an Initial Exchangeable Certificate or Exchangeable Certificate as a separate debt instrument, aggregating the Regular Certificates underlying an Initial Exchangeable Certificate or Exchangeable Certificate could affect the timing and character of income recognized by a beneficial owner of an Initial Exchangeable Certificate or Exchangeable Certificate. Moreover, if Section 1286 of the Code were to apply to a beneficial owner of an Initial Exchangeable Certificate or Exchangeable Certificate, much of the information necessary to perform the related calculations for information reporting purposes generally would not be available to the Securities Administrator. Because it may not be clear whether the aggregation rule in the OID Regulations applies to the Initial Exchangeable Certificate or Exchangeable Certificates and due to the Securities Administrator's lack of information necessary to report computations that might be required by Section 1286 of the Code, the Securities Administrator will treat each Regular Certificate underlying an Initial Exchangeable Certificate or Exchangeable Certificate as a separate debt instrument for information reporting purposes. Prospective investors should note that, if the two or more Regular Certificates underlying an Initial Exchangeable Certificate or Exchangeable Certificate were aggregated, the timing of accruals of original issue discount applicable to the Initial Exchangeable Certificate or Exchangeable Certificate could be different than that reported to holders and the IRS. Prospective investors are advised to consult their own tax advisors regarding any possible tax consequences to them if the IRS were to assert that the Regular Certificates underlying the Initial Exchangeable Certificate and Exchangeable Certificates should be aggregated for original issue discount purposes.

Prohibited Transactions and Other Possible REMIC Taxes

The Code imposes a tax on REMICs equal to 100% of the net income derived from "prohibited transactions" (a "Prohibited Transactions Tax"). In general, subject to certain specified exceptions a prohibited transaction means the disposition of a Mortgage Loan, the receipt of income from a source other than a Mortgage Loan or certain other permitted investments, the receipt of compensation for services, or gain from the disposition of an asset purchased with the payments on the Mortgage Loans for temporary investment pending distribution on the Certificates. Net gain on the sale of the assets of a REMIC pursuant to a qualified liquidation is not subject to a Prohibited Transactions Tax. It is not anticipated that any REMIC created by the Pooling and Servicing Agreement will engage in any prohibited transactions in which it would recognize a material amount of net income. However, if a Mortgage Loan becomes subject to an eminent domain proceeding as described under *The Pooling and Servicing Agreement—Obligations in Respect of Proposed Eminent Domain Mortgage Loan Acquisition*" above, and the Mortgage Loan is sold as a result of such proceeding, the proceeds, if any, that are realized in excess of the REMIC's tax basis in such Mortgage Loan generally would be subject to a 100% prohibited transaction tax, unless the sale is incident to the foreclosure, default or imminent default of the Mortgage Loan.

In addition, certain contributions to a REMIC made after the day on which the REMIC issues all of its interests could result in the imposition of a tax on the REMIC equal to 100% of the value of the contributed property (a "Contributions Tax"). The Pooling and Servicing Agreement will include provisions designed to prevent the acceptance of any contributions that would be subject to such tax.

REMICs also are subject to federal income tax at the highest corporate rate on "net income from foreclosure property," determined by reference to the rules applicable to real estate investment trusts. "Net income from foreclosure property" generally means gain from the sale of a foreclosure property that is inventory property and gross income from foreclosure property other than qualifying rents and other qualifying income for a real estate investment trust. It is not anticipated that any REMIC created by the Pooling and Servicing Agreement will recognize "net income from foreclosure property" subject to federal income tax.

To the extent permitted by then applicable laws, any Prohibited Transactions Tax, Contributions Tax, tax on "net income from foreclosure property" or state or local income or franchise tax that may be imposed on any REMIC will be borne by the Master Servicer, the Servicer, the Securities Administrator or the Trustee in any such case out of its own funds, provided that the Master Servicer, the Servicer, the Securities Administrator or the Trustee, as the case may be, has sufficient assets to do so, and provided further that such tax arises solely out of a breach of the Master Servicer's, the Servicer's, the Securities Administrator's or the Trustee's obligations, as the case may be, under the Pooling and Servicing Agreement or the Servicing Agreement, as applicable, and in respect of compliance with applicable laws and regulations. Any such tax not borne by the Master Servicer, the Servicer, the Securities Administrator or the Trustee will be charged against the Trust resulting in a reduction in amounts payable to holders of the related Regular Certificates.

Termination

Each of the REMICs constituting the trust fund will terminate immediately after the Distribution Date following receipt by the trust fund of the final payment in respect of the Mortgage Loans or upon a sale of the trust fund's assets following the establishment by the Securities Administrator of a 90-day liquidation period for each such REMIC specifying the first day in the 90-day liquidation period in a statement attached to such REMIC's final tax return. The last distribution on a Regular Certificate will be treated as a payment in retirement of a debt instrument.

If a REMIC sells all of its assets pursuant to a qualified liquidation, the REMIC will not be subject to a Prohibited Transactions Tax on any gain received on such assets, but will recognize gain or loss on such sale that will be included in the computation of REMIC taxable income allocated to the related Residual Certificateholders for the calendar quarter in which such sale occurs. It is anticipated that any liquidation of the trust fund's assets will be conducted so as to qualify as a qualified liquidation within the meaning of the REMIC Provisions. See "—*Prohibited Transactions and Other Possible REMIC Taxes*" herein.

Reporting and Other Administrative Matters

The Securities Administrator will file REMIC federal income tax returns on behalf of each REMIC, and under the terms of the Pooling and Servicing Agreement, the Securities Administrator will be irrevocably appointed by the holder of the largest percentage interest in each class of the Residual Certificates as its agent to perform all of the duties of the "tax matters person" with respect to the related REMIC in all respects. The "tax matters person" for each such REMIC will be the holder of Certificates evidencing the largest percentage interest in the class of Residual Certificates constituting the sole class of "residual interests" in such REMIC. Solely for purposes of the administrative provisions of the Code, each REMIC constituting the trust fund will be treated as a partnership and the related Residual Certificateholders will be treated as partners. As agent for the tax matters person, the Securities Administrator will, subject to certain notice requirements and various restrictions and limitations, generally have the authority to act on behalf of each REMIC constituting the trust fund and the related Residual Certificateholders in connection with the administrative and judicial review of items of income, deduction, gain or loss of the REMIC, as well as the REMIC's classification. None of the REMICs constituting the trust fund will be registered as a tax shelter pursuant to Section 6111 of the Code because it is not anticipated that any such REMIC will have a net loss for any of the first five taxable years of its existence.

Reporting of interest income, including any original issue discount, with respect to Regular Certificates is required annually, and may be required more frequently under U.S. Treasury regulations. These information reports generally are required to be sent to individual holders of regular interests and the IRS; holders of Regular Certificates that are corporations, trusts, securities dealers and certain other non-individuals will be provided interest and original issue discount income information and the information set forth in the following paragraph upon request in accordance with the requirements of the applicable regulations. The information must be provided by the later of 30 days after the end of the quarter for which the information was requested, or two weeks after the receipt of the request. The related REMIC must also comply with rules requiring a Regular Certificate issued with original issue discount to disclose on its face the amount of original issue discount and the issue date, and requiring such information to be reported to the IRS. Reporting with respect to the Residual Certificates, including income, excess inclusions, investment expenses and relevant information regarding qualification of the related REMIC's assets will be made as required under the U.S. Treasury regulations, generally on a quarterly basis.

As applicable, the Regular Certificate information reports will include a statement of the adjusted issue prices of the Regular Certificates at the beginning of each accrual period. In addition, the reports will include information required by regulations with respect to computing the accrual of any market discount. Because exact computation of the accrual of market discount on a constant yield method requires information relating to the holder's purchase price that the Securities Administrator will not have, such regulations only require that information pertaining to the appropriate proportionate method of accruing market discount be provided. See "—*Taxation of Owners of Regular Certificates—Market Discount*" herein.

The Securities Administrator will also be responsible for income tax reporting in respect of the exchangeable subtrust, and will furnish the Initial Exchangeable Certificateholders and Exchangeable Certificateholders with information from time to time in accordance with the requirements of the Pooling and Servicing Agreement. Because the timing and amount of income, gain, deduction and loss in respect to the Initial Exchangeable Certificates and Exchangeable Certificates are uncertain in various respects, there can be no assurance the IRS will agree with the Securities Administrator's information reports of these items. Moreover, these information reports, even if otherwise accepted as accurate by the IRS, will in any event be accurate only as to initial holders that purchased Initial Exchangeable Certificates and Exchangeable Certificates at the representative initial offering price used in preparing the reports. The IRS has published regulations that establish a reporting framework for interests in "widely held fixed investment trusts" that place the responsibility of reporting on the person in the ownership chain who holds an interest for a beneficial owner. A widely held fixed investment trust is defined as an entity classified as a "trust" under Treasury Regulations Section 301.7701-4(c), in which any interest is held by a middleman, which includes, but is not limited to (i) a custodian of a person's account, (ii) a nominee and (iii) a broker holding an interest for a customer in "street name."

The responsibility for complying with the foregoing reporting rules will be borne by the Securities Administrator.

Backup Withholding With Respect to Offered Certificates

Payments of interest and principal, as well as payments of proceeds from the sale of offered certificates, may be subject to the "backup withholding tax" under Section 3406 of the Code if recipients of such payments fail to furnish to the payor certain information, including their taxpayer identification numbers, or otherwise fail to establish an exemption from such tax. Any amounts deducted and withheld from a distribution to a recipient would be allowed as a credit against such recipient's federal income tax. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner.

Foreign Investors in Offered Certificates

An offered certificateholder that is not a "United States person" (as defined below) and is not subject to federal income tax as a result of any direct or indirect connection to the United States in addition to its ownership of an offered certificate will not be subject to United States federal income or withholding tax in respect of a distribution on an offered certificate, provided that the holder complies to the extent necessary with certain identification requirements (including delivery of a statement, signed by the Certificateholder under penalties of perjury, certifying that such Certificateholder is not a United States person and providing the name and address of such Certificateholder). This statement is generally made on IRS Form W-8BEN or W-8BEN-E, as applicable, and must be updated whenever required information has changed or within 3 calendar years after the statement is first delivered. For these purposes, "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in, or under the laws of, the United States or any political subdivision thereof (except, in the case of a partnership, to the extent provided in regulations), or an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. To the extent prescribed in regulations by the Secretary of the Treasury, a trust which was in existence on August 20, 1996 (other than a trust treated as owned by the grantor under Subpart E of Part I of Subchapter J of Chapter 1 of the Code), and which was treated as a United States person on August 19, 1996, may elect to continue to be treated as a United States person notwithstanding the previous sentence. It is possible that the IRS may assert that the foregoing tax exemption should not apply with respect to an offered certificate held by a Certificateholder that owns directly or indirectly a 10% or greater interest in the Residual Certificates. If the holder does not qualify for exemption, distributions of interest, including distributions in respect of accrued original issue discount, to such holder may be subject to a tax rate of 30%, subject to reduction under any applicable tax treaty.

Special rules apply to partnerships, estates and trusts, and in certain circumstances certifications as to foreign status and other matters may be required to be provided by partners and beneficiaries thereof.

In addition, the foregoing rules will not apply to exempt a United States shareholder of a controlled foreign corporation from taxation on such United States shareholder's allocable portion of the interest income received by such controlled foreign corporation.

Further, it appears that an offered certificate would not be included in the estate of a non-resident alien individual and would not be subject to United States estate taxes. However, Certificateholders who are non-resident alien individuals should consult their tax advisors concerning this question.

Foreign Account Tax Compliance Act

An offered certificateholder that is not a "United States person" should be aware of recent legislation commonly known as FATCA and related administrative guidance that impose a 30% United States withholding tax on certain payments (including interest payments in respect of offered certificates and, beginning January 1, 2017, gross proceeds, including the return of principal, from the sale or other disposition, including redemptions, of offered certificates) made to a non-United States entity that fails to take required steps to provide information regarding its "United States accounts" or its direct or indirect "substantial United States owners," as applicable, or to certify that it has no such accounts or owners. Various exceptions are provided under the legislation and related administrative guidance. Foreign investors should consult their own tax advisors regarding the application and impact of FATCA based upon their particular circumstances. The Trust will not be obligated to pay any additional amounts to "gross up" payments to the Certificateholders or beneficial owners of the offered certificates as a result of any withholding or deduction for, or on account of, any present or future taxes, duties, assessments or government charges with respect to payments in respect of the offered certificates.

Medicare Tax

A Certificateholder that is a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% "Medicare tax" on the lesser of (1) the Certificateholder's "net investment income" for the relevant taxable year and (2) the excess of the Certificateholder's modified gross income for the taxable year over a certain threshold. Such Certificateholder's "net investment income" may generally include, among other items, certain interest, dividends, gain, and other types of income from investments, minus the allowable deductions that are properly allocable to that gross income or net gain. A Certificateholder that is a United States person that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to certain payments on the offered certificates.

Tax Return Disclosure Requirements

Legislation and Treasury Department pronouncements directed at abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. Taxpayers are required to report certain information on IRS Form 8886 if they participate in a "reportable transaction" (as defined under U.S. Treasury regulations promulgated under Section 6011 of the Code). A penalty in the amount of $10,000 in the case of a natural person and $50,000 in any other case is imposed on any taxpayer that fails to file timely an information return with the IRS with respect to a "reportable transaction." The rules defining "reportable transactions" are complex and include, among other categories of transactions, transactions that result in certain losses that exceed threshold amounts. Certificateholders are encouraged to consult their own tax advisors regarding any possible disclosure obligations in light of their particular circumstances.

STATE AND OTHER TAX CONSEQUENCES

In addition to the federal income tax consequences described under "*Certain Material Federal Income Tax Consequences*" herein, potential investors should consider the state and local tax consequences of the acquisition, ownership, and disposition of the Certificates offered hereunder. State tax law may differ substantially from the corresponding federal tax law, and this discussion does not purport to describe any aspect of the tax laws of any state or other jurisdiction. Therefore, prospective investors should consult their own tax advisors with respect to the various tax consequences of investments in the Certificates.

ERISA CONSIDERATIONS

A fiduciary of any Plan, any insurance company, whether through its general or separate accounts, or any other person investing ERISA "plan assets" of any Plan should carefully review with its legal advisors whether the purchase or holding of offered certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or Section 4975 of the Code. The purchase or holding of the Class [ ], Class [ ], Class [ ] and Class [ ] Certificates, by or on behalf of, or with ERISA "plan assets" of, a Plan may qualify for exemptive relief under U.S. Department of Labor (or "DOL") Prohibited Transaction Exemption [   ], as amended (the "Underwriter Exemption"), as described herein, provided that those certificates are rated at least "BBB-" (or its equivalent) by Standard & Poor's, Moody's, Fitch, DBRS Limited or DBRS Inc., at the time of purchase. The Underwriter Exemption contains a number of other conditions which must be met for the Underwriter Exemption to apply, including the requirement that any ERISA Plan must be an "accredited investor" as defined in Rule 501(a)(1) of Regulation D under the Securities Act. The depositor expects that the specific conditions of the Underwriter Exemption should be satisfied with respect to the Class [ ], Class [ ], Class [ ] and Class [ ] Certificates so that the Underwriter Exemption should provide an exemption from the application of the prohibited transaction provisions of Sections 406(a) and (b) of ERISA and Section 4975(c) of the Code, for transactions in connection with the servicing, management and operation of the mortgage pool, provided that the general conditions of the Underwriter Exemption are satisfied.

Each beneficial owner of Class [ ], Class [ ], Class [ ] and Class [ ] Certificates or any interest therein shall be deemed to have represented, by virtue of its acquisition or holding of that certificate or interest therein, that either (i) it is not a Plan investor; (ii) it has acquired and is holding such Class [　], Class [　], Class [　] and Class [　] Certificates in reliance on the Underwriter Exemption, and it understands that there are certain conditions to the availability of the Underwriter Exemption, including that the Class [　], Class [　], Class [　] and Class [　] Certificates must be rated, at the time of purchase, not lower than "BBB-" (or its equivalent) by Standard & Poor's, Moody's, Fitch, DBRS Limited or DBRS Inc.; or (iii) (1) it is an insurance company, (2) the source of funds used to acquire or hold the certificate or interest therein is an "insurance company general account," as such term is defined in Section V(e) of Prohibited Transaction Class Exemption, or PTCE, 95-60 (a "General Account"), and (3) the conditions in Sections I and III of PTCE 95-60 have been satisfied.

If any Class [　], Class [　], Class [　] and Class [　] Certificate or any interest therein is acquired or held in violation of the conditions described in the preceding paragraph, the next preceding permitted beneficial owner will be treated as the beneficial owner of that Class [　], Class [　], Class [　] and Class [　] Certificate, retroactive to the date of transfer to the purported beneficial owner. Any purported beneficial owner whose acquisition or holding of any such certificate or interest therein was effected in violation of the conditions described in the preceding paragraph shall indemnify and hold harmless the depositor, the master servicer, the securities administrator, each servicer, the trustee, the underwriter and the issuing entity from and against any and all liabilities, claims, costs or expenses incurred by those parties as a result of that acquisition or holding.

Because the exemptive relief afforded by the Underwriter Exemption or any similar exemption that might be available will not likely apply to the purchase, sale or holding of the Class [　], Class [　], Class [　] and Class [　] Certificates that are not placed by an underwriter, transfers of those certificates to any Plan investor will not be registered by the securities administrator unless (i) such certificates are placed by an underwriter with an exemption substantially similar to the Underwriter Exemption and meets the conditions of such underwriter exemption or (B)(1) the Plan investor is an insurance company, (2) the source of funds used to acquire or hold the certificate or interest therein is a General Account, and (3) the conditions in Sections I and III of PTCE 95-60 have been satisfied, or (ii) the transferee provides the trustee, the depositor, the master servicer, the servicers and the securities administrator with an opinion of counsel satisfactory to those parties, which opinion will not be at the expense of those entities, that the purchase of those certificates by or on behalf of the Plan investor:

- is permissible under applicable law;

- will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code; and

- will not subject the trustee, the depositor, the master servicer, the securities administrator or the servicers to any obligation in addition to those undertaken in the pooling and servicing agreement or the servicing agreements.

Any fiduciary or other investor of ERISA "plan assets" that proposes to acquire or hold the offered certificates on behalf of or with ERISA "plan assets" of any Plan should consult with its counsel with respect to (i) whether the specific and general conditions and the other requirements in the Underwriter Exemption would be satisfied, or whether any other prohibited transaction exemption would apply, and (ii) the potential applicability of the general fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Code to the proposed investment.

The sale of any of the offered certificates to a Plan is in no respect a representation by the depositor or the underwriter that such an investment meets all relevant legal requirements relating to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

METHOD OF DISTRIBUTION

Subject to the terms and conditions set forth in the underwriting agreement among the depositor, the seller, Redwood Trust, Inc. and the underwriter, the depositor has agreed to sell to the underwriter, and the underwriter has agreed to purchase from the depositor, the Class Principal Amount or Class Notional Amount, as applicable, of certain classes of offered certificates as set forth below:

Class	Initial Class Principal Amount or Class Notional Amount	Underwriter's Purchase Price (as percentage of principal amount or notional amount)[1]	Underwriter's Purchase Price (in dollars)	
			(Per total)[1]	(Per minimum denomination basis)[2]
Class [　]				
Class [　]				
Class [　]				
Class [　]				

_____

[1] Compensation to the underwriter will equal the excess, if any, of the purchase price received by the underwriter over the underwriter's purchase price specified in the table. If the closing date occurs after [　] but on or prior to [　], under certain circumstances the underwriter's purchase price percentage will be reduced by [　]% per seven calendar day period, pro rated for the actual number of calendar days from and including [　] but excluding the actual closing date.

[2] The minimum denomination of the Class [　], Class [　] and Class [　] Certificates is $100,000 and the minimum denomination of the Class [　] Certificates is $1,000,000.

Distribution of the Class [　], Class [　], Class [　] and Class [　] Certificates will be made by the underwriter from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. Investors in the Class [　], Class [　], Class [　] and Class [　] Certificates should expect that they may pay a price for their certificates that is higher than the price paid by the underwriter to the depositor. Any such excess will be compensation to the underwriter.

The underwriter may effect these transactions by selling the Class [　], Class [　], Class [　] and Class [　] Certificates to or through dealers, and those dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter for whom they act as agent. In connection with the sale of the Class [　], Class [　], Class [　] and Class [　] Certificates, the underwriter may be deemed to have received compensation from the depositor in the form of underwriting compensation. The underwriter and any dealers that participate with the underwriter in the distribution of the Class [　], Class [　], Class [　] and Class [　] Certificates are also underwriters under the Securities Act of 1933. Any profit on the resale of the Class [　], Class [　], Class [　] and Class [　] Certificates would be underwriter compensation in the form of underwriting discounts and commissions under the Securities Act, as amended.

The underwriter intends to make a secondary market for the Class [　], Class [　], Class [　] and Class [　] Certificates, but has no obligation to do so. There can be no assurance that a secondary market for those certificates will develop or, if it does develop, that it will continue or that it will provide certificateholders with a sufficient level of liquidity of investment. The certificates will not be listed on any national securities exchange.

The depositor, the seller and Redwood Trust, Inc. have agreed to indemnify the underwriter against, or make contributions to the underwriter with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Prior to the execution of the underwriting agreement, the sponsor and Redwood Trust, Inc. entered into a preliminary arrangement with [Underwriter] in contemplation of the issuance of the certificates. The arrangement contemplated an approximate size of a pool of mortgage loans that would underlie the certificates, subject to permitted variances, and contained various other conditions including the assignment of expected ratings to certain classes of certificates, the issuance of subordinate classes of certificates, an expected interest rate on certain classes of certificates, preliminary pricing expectations for the purchase price to be paid by the underwriter for the senior certificates in the aggregate, and a projected closing date. The actual purchase price is subject to adjustment depending on various circumstances, including the actual closing date, and consummation of the transaction is subject to various conditions and approvals, including entering into a mutually acceptable underwriting agreement. We refer you to the Rule 424(b)(3) prospectus filed by the depositor with the SEC on [   ], that contains a description of such arrangement with [underwriter]. The preliminary purchase price percentage to be paid by the underwriter may be adjusted under certain circumstances. The purchase price to be paid by the underwriter to the depositor will be included in the final prospectus.

The Class [   ] and Class [   ] Certificates, together with any unsold Class [   ], Class [   ], Class [   ] and Class [   ] Certificates, will be purchased by the sponsor or one or more of its affiliates. These certificates may be offered by the depositor from time to time directly or through an underwriter or agent in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. There is currently no underwriting agreement in effect for the Class [   ], Class [   ], Class [   ] and Class [   ] Certificates. Proceeds to the depositor from any sale of the Class [   ], Class [   ], Class [   ], Class [   ], Class [   ] or Class [   ] Certificates will equal the purchase price paid by their purchaser, net of any expenses payable by the depositor and any compensation payable to any underwriter or agent.

LEGAL MATTERS

Certain matters with respect to the certificates and tax matters will be passed upon for the issuing entity by Orrick, Herrington & Sutcliffe LLP, New York, New York. Certain matters with respect to the certificates will be passed upon for the issuing entity by Weintraub Tobin Chediak Coleman Grodin Law Corporation, San Francisco, California. [   ] will act as counsel for the underwriter.

RATINGS

The depositor expects that the senior certificates will receive credit ratings from three nationally recognized statistical rating organizations that have been hired to rate the certificates (the "hired NRSROs") and the other offered certificates will receive credit ratings from two hired NRSROs.

The ratings assigned by each hired NRSRO do not constitute a statement regarding frequency of prepayments of the mortgage loans. The ratings of each hired NRSRO do not address the possibility that, as a result of principal prepayments, certificateholders may receive a lower than anticipated yield.

The ratings assigned to the certificates should be evaluated independently from similar ratings on other types of securities. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the hired NRSROs.

The issuing entity is not requesting a rating of the certificates by any rating agency other than the hired NRSROs referred to above; there can be no assurance, however, as to whether any other rating agency will rate the certificates or, if it does, what rating would be assigned by such other rating agency. The rating assigned by such other rating agency to the certificates could be lower than the ratings assigned by the hired NRSROs.

In preparing for the offering of the certificates, the sponsor engaged each hired NRSRO to provide ratings on the offered certificates. Accordingly, the sponsor executed an engagement letter with each hired NRSRO setting forth the terms on which the hired NRSROs would provide such ratings.

Although the engagement letter with each hired NRSRO states that its fees are not contingent upon the issuance of the certificates, if the certificates are not issued under certain circumstances a portion of the fees of each hired NRSRO may not be payable. In addition, the fees paid to each hired NRSRO at closing include a fee for ongoing surveillance by each hired NRSRO for so long as the certificates are outstanding. However, the hired NRSROs are under no obligation to continue to monitor or provide a rating on the certificates.

GLOSSARY OF DEFINED TERMS

GLOSSARY OF DEFINED TERMS

ANNEX A – CERTAIN CHARACTERISTICS OF THE MORTGAGE LOANS

The mortgage loans are expected to have the following approximate aggregate characteristics as of the cut-off date. Prior to the issuance of the certificates, mortgage loans may be removed from the trust fund as a result of incomplete documentation or otherwise, if the depositor deems such removal necessary or appropriate.

Set forth below is a description of certain additional characteristics of the mortgage loans as of the cut-off date (except as otherwise indicated). All percentages or weighted averages of the mortgage loans are approximate percentages or weighted averages by stated principal balance as of the cut-off date (except as otherwise indicated). In some instances, percentages may not add to 100% due to rounding.

The credit scores shown in the tables below are based on the FICO scores obtained by the applicable originator.

Product Type of the Mortgage Loans								
Product Type	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
15 Year Fixed								
20 Year Fixed								
25 Year Fixed								
30 Year Fixed								
Hybrid [ ] Year Fixed								
Hybrid [ ] Year Fixed IO								
Total:								

Stated Principal Balances of the Mortgage Loans at Origination								
Range of Original Principal Balances ($)	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
400,000.01 - 500,000.00								
500,000.01 - 600,000.00								
600,000.01 - 700,000.00								
700,000.01 - 800,000.00								
800,000.01 - 900,000.00								
900,000.01 - 1,000,000.00								
1,000,000.01 - 1,100,000.00								
1,100,000.01 - 1,200,000.00								
1,200,000.01 - 1,300,000.00								
1,300,000.01 - 1,400,000.00								
1,400,000.01 - 1,500,000.00								
1,500,000.01 - 1,600,000.00								
1,700,000.01 - 1,800,000.00								
1,900,000.01 - 2,000,000.00								
Total:								

The average stated principal balance of the mortgage loans at origination was approximately $[   ].

Stated Principal Balances of the Mortgage Loans as of the Cut-off Date								
Range of Stated Principal Balances ($)	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
400,000.01 - 500,000.00								
500,000.01 - 600,000.00								
600,000.01 - 700,000.00								
700,000.01 - 800,000.00								
800,000.01 - 900,000.00								
900,000.01 - 1,000,000.00								
1,000,000.01 - 1,100,000.00								
1,100,000.01 - 1,200,000.00								
1,200,000.01 - 1,300,000.00								
1,300,000.01 - 1,400,000.00								
1,400,000.01 - 1,500,000.00								
1,500,000.01 - 1,600,000.00								
1,700,000.01 - 1,800,000.00								
1,900,000.01 - 2,000,000.00								
Total:								

The average stated principal balance of the mortgage loans as of the cut-off date was approximately $[   ].

Gross Mortgage Rates of the Mortgage Loans as of the Cut-off Date								
Range of Gross Mortgage Rates (%)	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
Total:								

The weighted average gross mortgage rate of the mortgage loans as of the cut-off date was approximately [   ]%.

Seasoning of the Mortgage Loans as of the Cut-off Date								
Range of Seasoning (Months)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to-Value Ratio (%)	Weighted Average Original Combined Loan-to-Value Ratio (%)
0	1	910,000.00	0.20	910,000.00	3.000	793	54.32	54.32
1 - 2	583	445,392,703.81	96.79	763,966.90	3.840	771	66.90	67.50
3 - 4	17	12,495,003.38	2.72	735,000.20	3.740	778	68.36	68.36
5 - 6	2	1,360,757.01	0.30	680,378.51	3.460	760	49.89	54.62
Total:	**603**	**460,158,464.20**	**100.00**	**763,115.20**	**3.835**	**771**	**66.86**	**67.46**

The weighted average seasoning of the mortgage loans as of the cut-off date was approximately 1 month.

Loan-to-Value Ratio of the Mortgage Loans at Origination								
Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to-Value Ratio (%)	Weighted Average Original Combined Loan-to-Value Ratio (%)
15.01 - 20.00								
20.01 - 25.00								
25.01 - 30.00								
30.01 - 35.00								
35.01 - 40.00								
40.01 - 45.00								
45.01 - 50.00								
50.01 - 55.00								
55.01 - 60.00								
60.01 - 65.00								
65.01 - 70.00								
70.01 - 75.00								
75.01 - 80.00								
Total:								

The weighted average loan-to-value ratio of the mortgage loans at origination was approximately 66.86%.

Combined Loan-to-Value Ratio of the Mortgage Loans at Origination								
Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to-Value Ratio (%)	Weighted Average Original Combined Loan-to-Value Ratio (%)
15.01 - 20.00								
20.01 - 25.00								
25.01 - 30.00								
30.01 - 35.00								
35.01 - 40.00								
40.01 - 45.00								
45.01 - 50.00								
50.01 - 55.00								
55.01 - 60.00								
60.01 - 65.00								
65.01 - 70.00								
70.01 - 75.00								
75.01 - 80.00								
Total:								

The weighted average combined loan-to-value ratio of the mortgage loans at origination was approximately [ ]%. The combined loan-to-value at origination was calculated using the full lien amount (drawn and undrawn) for the second mortgage. Using only the drawn amount of the second mortgage at the time of origination, the weighted average combined loan-to-value ratio at origination would have been approximately 67.33%.

Credit Scores of the Mortgage Borrowers at Origination								
Range of Credit Scores	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to-Value Ratio (%)	Weighted Average Original Combined Loan-to-Value Ratio (%)
691 - 700								
701 - 710								
711 - 720								
721 - 730								
731 - 740								
741 - 750								
751 - 760								
761 - 770								
771 - 780								
781 - 790								
791 - 800								
801 - 810								
811 - 820								
Total:								

The weighted average credit score of the mortgage loans at origination was approximately 771.

Documentation Type of the Mortgage Loans								
Documentation Type	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
Two Years Income with Assets								
Total:								

Monthly Income of the Mortgage Borrower at Origination								
Range of Monthly Income ($)	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
0.01 - 6,000.00								
6,000.01 - 10,000.00								
10,000.01 - 20,000.00								
20,000.01 - 30,000.00								
30,000.01 - 40,000.00								
40,000.01 - 50,000.00								
50,000.01 - 60,000.00								
60,000.01 - 70,000.00								
70,000.01 - 80,000.00								
80,000.01 - 90,000.00								
100,000.01 - 300,000.00								
Total:								

The weighted average monthly income of the mortgage borrower at origination was approximately $[   ].

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to-Value Ratio (%)	Weighted Average Original Combined Loan-to-Value Ratio (%)
Debt-to-Income Ratio of the Mortgage Loans at Origination								
5.01 - 10.00								
10.01 - 15.00								
15.01 - 20.00								
20.01 - 25.00								
25.01 - 30.00								
30.01 - 35.00								
35.01 - 40.00								
40.01 - 45.00								
45.01 - 50.00								
50.01 - 55.00								
Total:								

The weighted average debt-to-income ratio of the mortgage loans at origination was approximately [   ]%.

Verified Assets of the Mortgage Borrower at Origination								
Range of Assets Verified ($)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to-Value Ratio (%)	Weighted Average Original Combined Loan-to-Value Ratio (%)
0.01 - 50,000.00								
50,000.01 - 100,000.00								
100,000.01 - 150,000.00								
150,000.01 - 200,000.00								
200,000.01 - 250,000.00								
250,000.01 - 300,000.00								
300,000.01 - 350,000.00								
350,000.01 - 400,000.00								
400,000.01 - 450,000.00								
450,000.01 - 500,000.00								
500,000.01 - 550,000.00								
550,000.01 - 600,000.00								
600,000.01 - 650,000.00								
650,000.01 - 700,000.00								
700,000.01 - 750,000.00								
750,000.01 - 800,000.00								
800,000.01 - 850,000.00								
850,000.01 - 900,000.00								
900,000.01 - 950,000.00								
950,000.01 - 1,000,000.00								
1,000,000.01 - 3,000,000.00								
3,000,000.01 - 5,000,000.00								
7,000,000.01 - 9,000,000.00								
Total:								

The weighted average verified assets of the mortgage borrowers at origination was approximately $[   ].

Self-Employment Status of the Mortgage Borrower at Origination								
Self-Employment Status	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to-Value Ratio (%)	Weighted Average Original Combined Loan-to-Value Ratio (%)
Not Self-Employed								
Self-Employed								
Total:								

Occupancy Type of the Mortgage Loans							
Occupancy Type	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
Owner-Occupied Second Home Investment Property							
Total:							

Loan Purpose of the Mortgage Loans							
Loan Purpose	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
Rate Term Refinance Purchase Cash-Out Refinance Construction to Permanent							
Total:							

Property Type of the Mortgage Loans								
Property Type	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
Single Family Detached								
Planned Unit Development								
Condominium								
Single Family Attached								
Two- to Four-Family								
Cooperative Unit								
Townhouse								
Total:								

Geographic Concentration of the Mortgage Loans (States)								
State	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
California								
Texas								
Massachusetts								
Virginia								
Washington								
Maryland								
Illinois								
Colorado								
Georgia								
Arizona								
Florida								
New York								
District Of Columbia								
New Jersey								
Pennsylvania								
Connecticut								
Tennessee								
Utah								
Oregon								
North Carolina								
South Carolina								
Michigan								
Missouri								
Wisconsin								
Nebraska								
Alabama								
Indiana								
Mississippi								
Delaware								
New Mexico								
Arkansas								
Nevada								
Minnesota								
Total:								

Geographic Concentration of the Mortgage Loans (Top 10 Cities)								
City	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to-Value Ratio (%)	Weighted Average Original Combined Loan-to-Value Ratio (%)
Total:								

Original Term to Maturity of the Mortgage Loans								
Original Term to Maturity (Months)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to-Value Ratio (%)	Weighted Average Original Combined Loan-to-Value Ratio (%)
180								
240								
300								
360								
Total:								

The weighted average original term to maturity of the mortgage loans was approximately [   ] months.

A-12

Remaining Term to Maturity of the Mortgage Loans as of the Cut-off Date								
Range of Remaining Terms to Maturity (Months)	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
121 - 180								
181 - 240								
241 - 300								
301 - 360								
Total:								

The weighted average remaining term to maturity of the mortgage loans as of the cut-off date was approximately [ ] months.

Prepayment Charge Term of the Mortgage Loans at Origination								
Prepayment Charge Term (Months)	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
None								
60								
Total:								

Originator of the Mortgage Loans								
Originator	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
Total:								

Origination Channel of the Mortgage Loans								
Origination Channel	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
Retail								
Broker								
Correspondent								
Total:								

Servicer of the Mortgage Loans								
Servicer	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**

Lien Position of the Mortgage Loans at Origination								
Lien Position	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
First Lien								
Total:								

Mortgage Loans with Seconds at Origination								
Mortgage Loans with Seconds at Origination	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
None								
Had Second Lien at Origination								
Total:								

Mortgage Insurance Status of the Mortgage Loans at Origination								
Mortgage Insurance Status	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
No Mortgage Insurance	603	460,158,464.20	100.00	763,115.20	3.835	771	66.86	67.46
Total:	**603**	**460,158,464.20**	**100.00**	**763,115.20**	**3.835**	**771**	**66.86**	**67.46**

Origination Date of the Mortgage Loans									
Origination Date	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
Total:									

Maturity Date of the Mortgage Loans									
Maturity Date	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
Total:									

Delinquency Status of the Mortgage Loans as of the Cut-off Date								
Delinquency Status	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
Current								
30-60 Days Delinquent								
61-90 Days Delinquent								
91-120 Days Delinquent								
12 Days or More Delinquent								
Total:								

Historical Delinquency of the Mortgage Loans								
Historical Delinquency (Since Origination)	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
Never Delinquent								
30-60 Days Delinquent								
61-90 Days Delinquent								
91-120 Days Delinquent								
12 Days or More Delinquent								
Total:								

Months to Next Rate Adjustment Date of the Hybrid Mortgage Loans								
Months to Next Rate Adjustment (Months)	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
110								
111								
112								
113								
114								
115								
116								
117								
118								
119								
Total:								

The weighted average months to next rate adjustment of hybrid mortgage loans in the aggregate pool as of the cut-off date was approximately [ ] months.

Index of the Hybrid Mortgage Loans								
Index	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
One-Year LIBOR								
Total:								

Rate Adjustment Frequency of the Hybrid Mortgage Loans								
Rate Adjustment Frequency	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
Annually								
Total:								

			Margin of the Hybrid Mortgage Loans					
Margin (%)	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
2.250								
2.500								
2.750								
Total:								

The weighted average margin of the hybrid mortgage loans in the aggregate pool as of the cut-off date was approximately [ ]%.

Initial Fixed Rate Period of the Hybrid Mortgage Loans								
Initial Fixed Rate Period (Months)	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
120								
Total:								

Initial Periodic Cap of the Hybrid Mortgage Loans								
Initial Periodic Cap (%)	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
5.000								
Total:								

Subsequent Periodic Cap of the Hybrid Mortgage Loans								
Subsequent Periodic Cap (%)	**Number of Mortgage Loans**	**Aggregate Stated Principal Balance ($)**	**Aggregate Stated Principal Balance (%)**	**Average Stated Principal Balance ($)**	**Weighted Average Gross Mortgage Rate (%)**	**Weighted Average Original Credit Score**	**Weighted Average Original Loan-to-Value Ratio (%)**	**Weighted Average Original Combined Loan-to-Value Ratio (%)**
2.000								
Total:								

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to-Value Ratio (%)	Weighted Average Original Combined Loan-to-Value Ratio (%)
Maximum Mortgage Rate of the Hybrid Mortgage Loans								
8.001 - 8.125								
8.126 - 8.250								
8.251 - 8.375								
8.376 - 8.500								
8.501 - 8.625								
8.626 - 8.750								
8.751 - 8.875								
8.876 - 9.000								
9.001 - 9.125								
9.126 - 9.250								
Total:								

The weighted average maximum mortgage rate of the hybrid mortgage loans in the aggregate pool as of the cut-off date was approximately [ ]%.

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Stated Principal Balance ($)	Aggregate Stated Principal Balance (%)	Average Stated Principal Balance ($)	Weighted Average Gross Mortgage Rate (%)	Weighted Average Original Credit Score	Weighted Average Original Loan-to-Value Ratio (%)	Weighted Average Original Combined Loan-to-Value Ratio (%)
Minimum Mortgage Rate of the Hybrid Mortgage Loans								
2.250								
2.500								
2.750								
Total:								

The weighted average minimum mortgage rate of the hybrid mortgage loans in the aggregate pool as of the cut-off date was approximately [ ]%.

Exceptions to Underwriting Guidelines at Origination

Loan Number	Exception Type	Compensating Factors	Original Loan Amount	Current Loan Amount	Original LTV	Original CLTV	Original Primary Borrower FICO Score	DTI

Loan Number	Exception Type	Compensating Factors	Original Loan Amount	Current Loan Amount	Original LTV	Original CLTV	Original Primary Borrower FICO Score	DTI

ANNEX B – GLOBAL CLEARANCE, SETTLEMENT AND TAX DOCUMENTATION PROCEDURES

Except in certain limited circumstances, the globally offered Sequoia Mortgage Trust 2015-[ ], Mortgage Pass-Through Certificates (the "Global Certificates") will be available only in book-entry form. Investors in the Global Certificates may hold such Global Certificates through any of The Depository Trust Company ("DTC"), Clearstream, Luxembourg or Euroclear. The Global Certificates will be tradeable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors holding Global Certificates through Clearstream, Luxembourg and Euroclear will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional Eurocertificate practice (i.e., seven-calendar day settlement).

Secondary market trading between investors holding Global Certificates through DTC will be conducted according to the rules and procedures applicable to U.S. corporate debt obligations and prior mortgage pass-through certificate issues.

Secondary cross-market trading between Clearstream, Luxembourg or Euroclear and DTC Participants holding Global Certificates will be effected on a delivery-against-payment basis through the respective Depositaries of Clearstream, Luxembourg and Euroclear (in such capacity) and as DTC Participants.

Non-U.S. holders (as described below) of Global Certificates will be subject to U.S. withholding taxes unless such holders meet certain requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.

Initial Settlement

All Global Certificates will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC. Investors' interests in the Global Certificates will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC (each, a "DTC Participant"). As a result, Clearstream, Luxembourg and Euroclear will hold positions on behalf of their participants through their respective Depositaries, which in turn will hold such positions in accounts as DTC Participants.

Investors electing to hold their Global Certificates through DTC will follow the settlement practices applicable to other mortgage pass-through certificate issues. Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Global Certificates through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures applicable to conventional Eurocertificates, except that there will be no temporary global security and no "lock-up" or restricted period. Global Certificates will be credited to the securities custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

Trading Between DTC Participants. Secondary market trading between DTC Participants will be settled using the procedures applicable to prior mortgage pass-through certificate issues in same-day funds.

Trading Between Clearstream, Luxembourg and/or Euroclear Participants. Secondary market trading between Clearstream, Luxembourg Participants or Euroclear Participants will be settled using the procedures applicable to conventional Eurocertificates in same-day funds.

Trading Between DTC Seller and Clearstream, Luxembourg or Euroclear Purchaser. When Global Certificates are to be transferred from the account of a DTC Participant to the account of a Clearstream, Luxembourg Participant or a Euroclear Participant, the purchaser will send instructions to Clearstream, Luxembourg or Euroclear through a Clearstream, Luxembourg Participant or Euroclear Participant at least one business day prior to settlement. Clearstream, Luxembourg or Euroclear will instruct the respective Depositary, as the case may be, to receive the Global Certificates against payment. Payment will include interest accrued on the Global Certificates from and including the last coupon distribution date to and excluding the settlement date, on the basis of the actual number of days in such accrual period and a year assumed to consist of 360 days. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the respective Depositary of the DTC Participant's account against delivery of the Global Certificates. After settlement has been completed, the Global Certificates will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream, Luxembourg Participant's or Euroclear Participant's account. The securities credit will appear the next day (European time) and the cash debt will be back-valued to, and the interest on the Global Certificates will accrue from, the value date (which would be the preceding day when settlement occurred in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the Clearstream, Luxembourg or Euroclear cash debt will be valued instead as of the actual settlement date.

Clearstream, Luxembourg Participants and Euroclear Participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream, Luxembourg or Euroclear. Under this approach, they may take on credit exposure to Clearstream, Luxembourg or Euroclear until the Global Certificates are credited to their accounts one day later.

As an alternative, if Clearstream, Luxembourg or Euroclear has extended a line of credit to them, Clearstream, Luxembourg Participants or Euroclear Participants can elect not to preposition funds and allow that credit line to be drawn upon the finance settlement. Under this procedure, Clearstream, Luxembourg Participants or Euroclear Participants purchasing Global Certificates would incur overdraft charges for one day, assuming they cleared the overdraft when the Global Certificates were credited to their accounts. However, interest on the Global Certificates would accrue from the value date. Therefore, in many cases the investment income on the Global Certificates earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each Clearstream, Luxembourg Participant's or Euroclear Participant's particular cost of funds.

Since the settlement is taking place during New York business hours, DTC Participants can employ their usual procedures for sending Global Certificates to the respective European depository for the benefit of Clearstream, Luxembourg Participants or Euroclear Participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC Participants a cross-market transaction will settle no differently than a trade between two DTC Participants.

Trading Between Clearstream, Luxembourg or Euroclear Seller and DTC Purchaser. Due to time zone differences in their favor, Clearstream, Luxembourg Participants and Euroclear Participants may employ their customary procedures for transactions in which Global Certificates are to be transferred by the respective clearing system, through the respective Depositary, to a DTC Participant. The seller will send instructions to Clearstream, Luxembourg or Euroclear through a Clearstream, Luxembourg Participant or

Euroclear Participant at least one business day prior to settlement. In these cases Clearstream, Luxembourg or Euroclear will instruct the respective Depositary, as appropriate, to deliver the Global Certificates to the DTC Participant's account against payment. Payment will include interest accrued on the Global Certificates from and including the last coupon payment to and excluding the settlement date on the basis of the actual number of days in such accrual period and a year assumed to consist of 360 days. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the Clearstream, Luxembourg Participant or Euroclear Participant the following day, and receipt of the cash proceeds in the Clearstream, Luxembourg Participant's or Euroclear Participant's account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York). Should the Clearstream, Luxembourg Participant or Euroclear Participant have a line of credit with its respective clearing system and elect to be in debt in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft incurred over that one-day period. If settlement is not completed on the intended valued date (i.e., the trade fails), receipt of the cash proceeds in the Clearstream, Luxembourg Participant's or Euroclear Participant's account would instead be valued as of the actual settlement date.

Finally, day traders that use Clearstream, Luxembourg or Euroclear and that purchase Global Certificates from DTC Participants for delivery to Clearstream, Luxembourg Participants or Euroclear Participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

(a)   borrowing through Clearstream, Luxembourg or Euroclear for one day (until the purchase side of the day trade is reflected in their Clearstream, Luxembourg or Euroclear accounts) in accordance with the clearing system's customary procedures;

(b)   borrowing the Global Certificates in the U.S. from a DTC Participant no later than one day prior to settlement, which would give the Global Certificates sufficient time to be reflected in their Clearstream, Luxembourg or Euroclear account in order to settle the sale side of the trade; or

(c)   staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Clearstream, Luxembourg Participant or Euroclear Participant.

CERTAIN U.S. FEDERAL INCOME TAX DOCUMENTATION REQUIREMENTS

A holder that is not a "United States person" within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986 holding a book-entry certificate through Clearstream, Euroclear or DTC may be subject to U.S. withholding tax at a rate of 30% unless such holder provides certain documentation to the securities administrator or to the U.S. entity required to withhold tax (the "U.S. withholding agent") establishing an exemption from withholding. A holder that is not a United States person may be subject to 30% withholding unless:

I. the securities administrator, or the U.S. withholding agent receives a statement —

(a)   from the holder on Internal Revenue Service ("IRS") Form W-8BEN (or any successor form) that —

(i)   is signed by the certificateholder under penalty of perjury,

(ii)   certifies that such owner is not a United States person, and

(iii)   provides the name and address of the certificateholder, or

(b)   from a securities clearing organization, a bank or other financial institution that holds customers' securities in the ordinary course of its trade or business that —

   (i)   is signed under penalties of perjury by an authorized representative of the financial institution,

   (ii)   states that the financial institution has received an IRS Form W-8BEN (or any successor form) from the certificateholder or that another financial institution acting on behalf of the certificateholder has received such IRS Form W-8BEN (or any successor form),

   (iii)   provides the name and address of the certificateholder, and

   (iv)   attaches the IRS Form W-8BEN (or any successor form) provided by the certificateholder;

II.   the holder claims an exemption or reduced rate based on a treaty and provides a properly executed IRS Form W-8BEN (or any successor form) to the securities administrator or the U.S. withholding agent;

III.   the holder claims an exemption stating that the income is effectively connected to a U.S. trade or business and provides a properly executed IRS Form W-8ECI (or any successor form) to the securities administrator or the U.S. withholding agent; or

IV.   the holder is a "non-withholding partnership" and provides a properly executed IRS Form W-8IMY (or any successor form) with all necessary attachments to the securities administrator or the U.S. withholding agent. Certain pass-through entities that have entered into agreements with the Internal Revenue Service (for example "qualified intermediaries") may be subject to different documentation requirements; and such holders are encouraged to consult with their tax advisors when purchasing the certificate.

A book-entry certificateholder holding through Clearstream or Euroclear provides the forms and statements referred to above by submitting them to the person through which it holds an interest in the book-entry certificate, which is the clearing agency, in the case of persons holding directly on the books of the clearing agency. Under certain circumstances a Form W-8BEN, if furnished with a taxpayer identification number ("TIN"), will remain in effect until the status of the beneficial owner changes, or a change in circumstances makes any information on the form incorrect. A Form W-8BEN, if furnished without a TIN, and a Form W-8ECI will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect.

In addition, a book-entry certificateholder holding through Clearstream, Euroclear or DTC may be subject to backup withholding unless the holder:

I. provides a properly executed IRS Form W-8BEN, Form W-8ECI or Form W-8IMY(or any successor forms) if that person is not a United States person;

II. provides a properly executed IRS Form W-9 (or any substitute form) if that person is a United States person; or

III. is a corporation, within the meaning of Section 7701(a) of the Internal Revenue Code of 1986, or otherwise establishes that it is a recipient exempt from United States backup withholding.

This summary does not deal with all aspects of federal income tax withholding or backup withholding that may be relevant to investors that are not "United States persons" within the meaning of Section 7701(a)(30) of the Internal Revenue Code. Such investors are encouraged to consult their own tax advisors for specific tax advice concerning their holding and disposing of the book-entry certificate.

The term "United States person" means (1) a citizen or resident of the United States, (2) a corporation or partnership organized in or under the laws of the United States or any state or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (3) an estate the income of which is includible in gross income for United States tax purposes, regardless of its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the issuing entity and one or more United States persons have authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that elect to continue to be so treated also will be considered United States persons.

ANNEX C – SEQUOIA MORTGAGE TRUST STATIC POOL INFORMATION

The following tables set forth static pool information with respect to securitizations of residential mortgage loans comparable to the mortgage loans included in the issuing entity that were sponsored by RWT Holdings, Inc.

All data should be reviewed in light of the following notes:

Calculations:

3 month CPR = 1-(1-(current balance from two periods prior -Current period's current balance)/(current balance from two periods prior))^(4)

Cumulative CPR = 1-(1-(current balance from first period -Current period's current balance)/(current balance from first period))^(12/total # of periods)

      See also *"Static Pool Information"* in this prospectus for a description of how the static pool information is calculated.

SEMT 2011-1

Original Pool Characteristics

Total Stated Principal Balance	$ 296,326,815
Number of Mortgage Loans	303
Average Stated Principal Balance	$ 977,976
Weighted Average Mortgage Rate	5.048%
Weighted Average Margin (HYB 10/1s only)	1.496%
Weighted Average Remaining Term to Maturity (in Months)	352
Weighted Average FICO (by Securitized Balance)	775
Weighted Average Loan-to-Value Ratio (by Original Balance)	58.76%
Number of Mortgage Loans Originated with Exceptions to Underwriting Guidelines	[ ]

Mortgage Rate Range

4.25% - 4.50%	2.81%
4.51% - 4.75%	13.32%
4.76% - 5.00%	36.43%
5.01% - 5.25%	28.09%
5.26% - 5.50%	16.42%
5.51% - UP	2.94%

Product Type

Fixed Rate 30YR	57.32%
HYB 10/1	42.68%

Interest Only Loans

Yes	42.19%
No	57.81%

Geographic Distribution

CA	56.27%
NY	8.15%
WA	5.98%
MA	4.94%
CO	2.83%
CT	2.67%
TX	1.89%
MI	1.81%
OR	1.70%
NJ	1.40%
Other	12.36%

Occupancy

Primary	94.36%
Second Home	5.41%
Investor Property	0.23%

Property Type

Single Family	75.48%
PUD Detached	10.76%
PUD Attached	4.62%
Condo High-Rise	2.87%
Cooperative Unit	2.55%
Condo Low-Rise	1.89%
2 Family	1.16%
Townhouse	0.68%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2011-1	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Mar-11	290,718,718	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,503,047	4,503,047		16.84
Apr-11	289,721,974	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	788,314	5,291,361		19.55
May-11	288,472,204	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,040,650	6,332,010	8.32	12.23
Jun-11	287,968,144	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	295,090	6,627,101	2.90	8.71
Jul-11	285,275,783	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,482,355	9,109,455	5.18	9.01
Aug-11	283,534,803	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,530,753	10,640,208	5.85	8.47
Sep-11	279,870,735	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,452,790	14,092,998	10.00	9.36
Oct-11	271,994,742	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,666,545	21,759,543	16.63	12.36
Nov-11	257,669,654	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	14,117,903	35,877,446	31.19	17.76
Dec-11	248,462,206	1	592,315	0.23%	0	0	0.00%	0	0	0.00%	0.00	9,004,975	44,882,421	37.33	19.86
Jan-12	229,298,031	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	18,964,766	63,847,187	49.04	25.53
Feb-12	216,298,512	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	12,810,450	76,657,637	49.89	28.18
Mar-12	209,728,983	1	574,299	0.27%	0	0	0.00%	0	0	0.00%	0.00	6,386,295	83,043,932	48.76	28.37
Apr-12	202,848,143	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,699,486	89,743,418	38.16	28.69
May-12	191,776,008	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,895,577	100,638,995	37.58	30.34
Jun-12	181,118,396	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,490,142	111,129,138	43.82	31.80
Jul-12	174,355,380	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,607,179	117,736,317	44.88	32.09
Aug-12	165,547,136	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,653,526	126,389,843	43.92	33.00
Sep-12	151,169,125	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	14,229,944	140,619,787	50.98	35.50
Oct-12	141,439,046	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,591,007	150,210,794	56.25	36.69
Nov-12	131,200,151	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,108,588	160,319,382	60.15	38.06
Dec-12	120,562,228	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,516,203	170,835,586	59.12	39.61
Jan-13	106,831,916	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	13,618,017	184,453,603	67.11	42.14
Feb-13	99,351,579	1	581,033	0.58%	0	0	0.00%	0	0	0.00%	0.00	7,378,502	191,832,105	66.78	42.94
Mar-13	91,448,514	0	0	0.00%	1	581,033	0.63%	0	0	0.00%	0.00	7,807,171	199,639,276	66.55	43.95
Apr-13	83,929,436	0	0	0.00%	0	0	0.00%	1	581,033	0.69%	0.00	7,426,909	207,066,186	61.49	44.94
May-13	75,835,271	1	520,552	0.68%	0	0	0.00%	0	0	0.00%	0.00	8,010,983	215,077,168	65.68	46.23
Jun-13	73,720,090	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,037,953	217,115,121	57.30	45.67
Jul-13	68,867,672	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,775,505	221,890,626	54.15	46.06
Aug-13	63,585,806	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,209,136	227,099,762	49.98	46.68
Sep-13	61,509,537	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,004,602	229,104,364	50.95	46.27
Oct-13	61,272,401	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	167,532	229,271,896	36.55	45.26
Nov-13	57,623,589	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,578,205	232,850,101	31.65	45.48
Dec-13	56,041,889	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,512,862	234,362,963	30.15	45.02
Jan-14	54,500,586	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,474,347	235,837,310	36.55	44.59
Feb-14	53,201,764	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,234,134	237,071,444	26.32	44.11
Mar-14	53,107,710	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	30,548	237,101,992	18.22	43.23
Apr-14	51,110,833	1	544,265	1.06%	0	0	0.00%	0	0	0.00%	0.00	1,932,987	239,034,979	21.55	43.06
May-14	50,685,239	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	364,334	239,399,313	16.44	42.36
Jun-14	50,001,004	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	622,709	240,022,022	20.31	41.78

Jul-14	48,883,475	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,055,736	241,077,758	15.11	41.38
Aug-14	46,669,137	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,156,713	243,234,471	27.09	41.41
Sep-14	46,611,457	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,441	243,236,912	23.42	40.68
Oct-14	45,241,461	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,314,512	244,551,424	25.61	40.45
Nov-14	43,771,772	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,415,320	245,966,744	21.51	40.28
Dec-14	43,711,110	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,362	245,973,106	21.56	39.61
Jan-15	41,084,795	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,571,761	248,544,867	31.00	39.92
Feb-15	41,029,972	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	941	248,545,808	21.64	39.28
Mar-15	38,434,203	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,541,657	251,087,464	39.33	39.64

SEMT 2011-2

Original Pool Characteristics

Total Stated Principal Balance	$375,227,254
Number of Mortgage Loans	473
Average Stated Principal Balance	$793,292
Weighted Average Mortgage Rate	4.882%
Weighted Average Remaining Term to Maturity (in Months)	351
Weight Average FICO (by Securitized Balance)	773
Weighted Average Loan-to-Value Ratio (by Original Balance)	60.71%
Number of Mortgage Loans Originated with Exceptions to Underwriting Guidelines	[ ]

Mortgage Rate Range

3.50% - 4.00%	3.12%
4.01% - 4.50%	12.72%
4.51% - 5.00%	47.66%
5.01% - 5.50%	35.29%
5.51% - 6.00%	1.21%
>6.00%	0.00%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.95%
No	99.05%

Geographic Distribution

CA	53.64%
NY	7.20%
MA	6.35%
GA	3.74%
TX	3.05%
FL	2.57%
WA	2.31%
NJ	2.24%
OR	1.98%
AZ	1.97%
Other	14.96%

Occupancy

Primary	95.12%
Second Home	3.84%
Investor Property	1.04%

Property Type

Single Family	72.28%
PUD Detached	8.09%
PUD Attached	7.96%
Cooperative Unit	4.26%
Condo High-Rise	4.04%
Condo Low-Rise	1.72%
2-4 Family	1.66%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2011-2	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Oct-11	366,017,512	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,725,118	8,725,118		24.63
Nov-11	356,234,340	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,305,670	18,030,787		44.71
Dec-11	351,647,249	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,117,991	22,148,778	21.68	30.68
Jan-12	344,268,889	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,913,341	29,062,119	20.51	27.69
Feb-12	336,587,797	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,220,467	36,282,586	19.04	26.44
Mar-12	320,815,358	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	15,315,660	51,598,246	29.62	30.09
Apr-12	311,187,100	1	1,057,779	0.33%	0	0	0.00%	0	0	0.00%	0.00	9,191,839	60,790,085	32.18	30.01
May-12	297,074,923	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	13,686,476	74,476,561	38.36	31.85
Jun-12	285,950,712	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,714,287	85,190,848	35.87	32.37
Jul-12	281,331,875	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,216,898	89,407,746	32.12	30.79
Aug-12	271,344,069	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,590,287	98,998,033	29.25	31.15
Sep-12	257,605,213	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	13,352,593	112,350,626	33.03	32.62
Oct-12	240,660,034	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	16,576,155	128,926,781	45.57	34.88
Nov-12	221,883,799	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	18,434,886	147,361,668	54.56	37.51
Dec-12	212,684,793	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,883,510	156,245,177	52.79	37.63
Jan-13	197,094,563	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	15,285,765	171,530,943	54.29	39.40
Feb-13	183,177,848	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	13,629,535	185,160,478	52.78	40.78
Mar-13	168,617,488	0	0	0.00%	1	786,378	0.46%	0	0	0.00%	0.00	14,296,767	199,457,244	59.85	42.37
Apr-13	159,084,943	0	0	0.00%	0	0	0.00%	1	786,378	0.49%	0.00	9,289,580	208,746,824	56.87	42.81
May-13	151,359,418	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,495,163	216,241,987	52.63	42.90
Jun-13	140,208,238	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,929,251	227,171,238	51.40	43.90
Jul-13	135,399,923	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,598,986	231,770,224	46.64	43.45
Aug-13	128,143,640	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,051,285	238,821,509	47.75	43.67
Sep-13	119,722,246	1	779,152	0.65%	0	0	0.00%	0	0	0.00%	0.00	8,228,013	247,049,522	45.91	44.24
Oct-13	116,562,189	1	778,100	0.66%	0	0	0.00%	0	0	0.00%	0.00	2,979,114	250,028,636	44.13	43.61
Nov-13	112,999,809	1	777,046	0.68%	0	0	0.00%	0	0	0.00%	0.00	3,385,406	253,414,042	38.48	43.14
Dec-13	110,574,148	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,252,906	255,666,948	25.93	42.46
Jan-14	108,977,835	0	0	0.00%	1	775,987	0.71%	0	0	0.00%	0.00	1,426,249	257,093,197	22.22	41.64
Feb-14	105,475,427	0	0	0.00%	0	0	0.00%	1	775,987	0.73%	0.00	3,333,461	260,426,658	22.70	41.32
Mar-14	104,805,249	0	0	0.00%	0	0	0.00%	1	775,987	0.73%	0.00	502,857	260,929,515	17.80	40.38
Apr-14	103,601,685	0	0	0.00%	0	0	0.00%	1	775,987	0.74%	0.00	1,036,154	261,965,669	16.79	39.61
May-14	103,418,055	0	0	0.00%	0	0	0.00%	1	775,987	0.74%	0.00	16,599	261,982,268	5.80	38.65
Jun-14	101,450,631	0	0	0.00%	0	0	0.00%	1	775,987	0.76%	0.00	1,799,657	263,781,925	10.50	38.14
Jul-14	100,251,073	0	0	0.00%	0	0	0.00%	1	775,987	0.77%	0.00	1,033,566	264,815,491	10.61	37.50
Aug-14	99,566,665	1	767,350	0.76%	0	0	0.00%	0	0	0.00%	0.00	519,385	265,334,876	12.41	36.77
Sep-14	97,568,114	0	0	0.00%	1	767,350	0.78%	0	0	0.00%	0.00	1,833,511	267,168,387	12.76	36.37
Oct-14	96,691,954	0	0	0.00%	0	0	0.00%	1	767,350	0.79%	0.00	713,244	267,881,631	11.74	35.75
Nov-14	95,636,171	0	0	0.00%	0	0	0.00%	1	767,350	0.80%	0.00	893,441	268,775,072	13.18	35.20
Dec-14	94,756,695	0	0	0.00%	0	0	0.00%	1	767,350	0.80%	0.00	717,495	269,492,567	9.24	34.64
Jan-15	91,227,936	1	886,357	0.97%	0	0	0.00%	1	767,350	0.83%	0.00	3,367,103	272,859,670	19.15	34.68

Feb-15	88,840,212	0	0	0.00%	0	0	0.00%	1	767,350	0.86%	0.00	2,230,168	275,089,838	24.018	34.49
Mar-15	86,190,276	0	0	0.00%	0	0	0.00%	1	767,350	0.88%	0.00	2,496,319	277,586,157	30.16	34.39

SEMT 2012-1

Original Pool Characteristics

Total Stated Principal Balance	415,728,134
Number of Mortgage Loans	446
Average Stated Principal Balance	932,126
Weighted Average Mortgage Rate	4.549%
Weighted Average Margin (by Securitized Balance) (HYB only)	1.783%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	325
Weighted Average FICO (by Securitized Balance)	770
Weighted Average Loan-to-Value Ratio (by Original Balance)	62.80%
Number of Mortgage Loans Originated with Exceptions to Underwriting Guidelines	[ ]

Mortgage Rate Range

2.51% - 3.00%	0.49%
3.01% - 3.50%	1.28%
3.51% - 4.00%	15.35%
4.01% - 4.50%	23.69%
4.51% - 5.00%	49.05%
5.01% - 5.50%	10.13%
>5.50%	0.00%

Product Type

Fixed Rate 15YR	16.62%
Fixed Rate 30YR	52.88%
HYB 5/1	4.04%
HYB 7/1	3.01%
HYB 10/1	23.45%

Interest Only Loans

Yes	22.59%
No	77.41%

Geographic Distribution

CA	48.57%
NY	11.01%
TX	10.80%
IL	3.98%
MA	3.78%
WA	2.75%
CO	2.73%
FL	1.99%
NJ	1.42%
CT	1.41%
Other	11.56%

Occupancy

Primary	89.74%
Second Home	8.27%
Investor Property	1.98%

Property Type

Single Family	67.48%
PUD	19.30%
Condominium	9.40%
Cooperative Unit	2.21%
2-4 Family	1.61%

Documentation

Full Documentation	100.00%
Less than Full	0.0%

SEMT 2012-1	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Feb-12	412,202,072	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,898,763	2,898,763		8.07
Mar-12	407,846,775	2	1,919,324	0.46%	0	0	0.00%	0	0	0.00%	0.00	3,727,240	6,626,003		17.58
Apr-12	400,686,739	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,536,645	13,162,647	12.13	17.63
May-12	395,577,690	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,489,730	17,652,377	13.62	16.02
Jun-12	388,532,426	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,426,735	24,079,113	16.12	16.51
Jul-12	380,446,563	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,470,434	31,549,546	17.20	17.40
Aug-12	370,670,663	1	880,989	0.23%	0	0	0.00%	0	0	0.00%	0.00	9,162,630	40,712,177	21.45	18.81
Sep-12	362,632,559	1	1,200,694	0.33%	0	0	0.00%	0	0	0.00%	0.00	7,437,314	48,149,490	22.67	19.24
Oct-12	345,207,634	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	16,832,850	64,982,340	30.91	22.80
Nov-12	333,324,402	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	11,308,311	76,290,651	33.35	24.03
Dec-12	317,216,323	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	15,555,215	91,845,866	40.32	26.30
Jan-13	297,185,541	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	19,505,229	111,351,095	44.01	29.33
Feb-13	279,076,177	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	17,601,251	128,952,346	49.91	31.60
Mar-13	263,903,044	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	14,684,604	143,636,950	51.17	33.04
Apr-13	248,208,835	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	15,229,791	158,866,741	50.37	34.56
May-13	237,135,171	1	493,065	0.20%	0	0	0.00%	0	0	0.00%	0.00	10,638,321	169,505,062	46.82	35.04
Jun-13	224,218,554	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	12,484,380	181,989,442	46.83	35.96
Jul-13	213,227,290	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,576,937	192,566,379	44.40	36.51
Aug-13	203,258,581	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,568,333	202,134,712	44.87	36.89
Sep-13	196,889,693	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,978,077	208,112,789	39.25	36.59
Oct-13	193,641,014	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,863,709	210,976,498	30.46	35.74
Nov-13	187,098,556	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,160,262	217,136,760	26.55	35.61
Dec-13	185,169,535	1	603,086	0.32%	0	0	0.00%	0	0	0.00%	0.00	1,560,945	218,697,705	19.94	34.65
Jan-14	181,668,291	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,132,180	221,829,885	20.71	34.05
Feb-14	177,683,484	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,618,626	225,448,511	16.71	33.61
Mar-14	177,256,666	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	65,015	225,513,526	14.01	32.56
Apr-14	172,835,262	2	1,215,666	0.70%	0	0	0.00%	0	0	0.00%	0.00	4,058,087	229,571,613	16.08	32.30
May-14	171,279,073	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,195,778	230,767,391	11.51	31.56
Jun-14	165,676,294	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,241,277	236,008,668	21.78	31.58
Jul-14	159,866,578	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,448,451	241,457,119	24.94	31.67
Aug-14	157,878,511	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,644,636	243,101,755	25.98	31.12
Sep-14	154,210,491	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,323,953	246,425,708	23.01	30.90
Oct-14	151,450,094	1	699,904	0.46%	0	0	0.00%	0	0	0.00%	0.00	2,425,625	248,851,333	17.36	30.54
Nov-14	147,120,697	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,997,343	252,848,676	22.63	30.49
Dec-14	146,640,726	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	149,908	252,998,584	16.09	29.80
Jan-15	145,346,991	1	699,904	0.48%	0	0	0.00%	0	0	0.00%	0.00	961,962	253,960,546	12.91	29.28
Feb-15	142,868,636	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,146,521	256,107,067	8.63	28.99
Mar-15	139,818,512	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,724,285	258,831,353	15.08	28.81

SEMT 2012-2

Original Pool Characteristics

Total Stated Principal Balance	$327,935,218
Number of Mortgage Loans	366
Average Stated Principal Balance	$895,998
Weighted Average Mortgage Rate	4.603%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	325
Weighted Average FICO (by Securitized Balance)	769
Weighted Average Loan-to-Value Ratio (by Original Balance)	63.50%
Number of Mortgage Loans Originated with Exceptions to Underwriting Guidelines	[ ]

Mortgage Rate Range

3.51% - 4.00%	1.66%
4.01% - 4.50%	38.97%
4.51% - 5.00%	50.05%
5.01% - 5.50%	9.23%
>5.500%	0.08%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	10.02%
No	89.98%

Geographic Distribution

CA	49.61%
TX	11.82%
NY	7.95%
MA	4.25%
IL	3.32%
NJ	2.57%
FL	2.25%
OR	1.92%
WA	1.90%
CO	1.43%
Other	12.99%

Occupancy

Primary	92.25%
Second Home	5.68%
Investor Property	2.07%

Property Type

Single Family	69.51%
PUD Detached	16.00%
Condo High-Rise	4.86%
PUD Attached	3.12%
Cooperative Unit	3.09%
2 Family	1.91%
Condo Low-Rise	1.03%
4 Family	0.48%

Documentation

Full Documentation	100.00%

SEMT 2012-2	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Apr-12	325,097,242	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,447,686	2,447,686		8.61
May-12	322,971,627	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,736,414	4,184,100		14.31
Jun-12	321,388,870	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,192,869	5,376,970	6.42	9.48
Jul-12	320,630,016	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	367,226	5,744,195	4.01	6.86
Aug-12	312,209,745	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,026,024	13,770,219	11.39	12.14
Sep-12	304,353,532	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,470,724	21,240,944	18.39	14.95
Oct-12	292,378,792	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	11,594,545	32,835,489	29.84	19.17
Nov-12	288,923,641	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,090,299	35,925,788	25.59	18.20
Dec-12	272,346,518	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	16,214,484	52,140,272	34.94	23.11
Jan-13	257,591,728	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	14,407,439	66,547,711	38.86	26.39
Feb-13	243,685,056	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	13,574,308	80,122,019	48.66	28.90
Mar-13	232,666,575	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,705,061	90,827,080	45.95	30.20
Apr-13	220,806,705	1	590,086	0.26%	0	0	0.00%	0	0	0.00%	0.00	11,559,723	102,386,804	45.21	31.68
May-13	213,644,621	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,878,000	109,264,803	40.04	31.70
Jun-13	198,805,285	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	14,560,101	123,824,905	45.90	33.97
Jul-13	192,987,062	1	587,882	0.30%	0	0	0.00%	0	0	0.00%	0.00	5,554,797	129,379,702	40.76	33.67
Aug-13	187,015,228	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,712,615	135,092,317	40.40	33.49
Sep-13	184,125,877	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,634,630	137,726,947	25.26	32.58
Oct-13	182,701,876	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,171,696	138,898,643	18.38	31.41
Nov-13	180,611,415	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,838,149	140,736,792	11.58	30.50
Dec-13	179,973,583	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	386,110	141,122,902	7.20	29.34
Jan-14	177,908,706	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,812,475	142,935,377	8.58	28.61
Feb-14	174,209,635	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,447,275	146,382,652	11.98	28.30
Mar-14	173,401,282	1	472,230	0.27%	0	0	0.00%	0	0	0.00%	0.00	558,906	146,941,558	12.37	27.40
Apr-14	171,589,983	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,561,060	148,502,618	11.99	26.78
May-14	170,713,249	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	627,753	149,130,371	6.19	26.02
Jun-14	166,559,760	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,901,104	153,031,475	13.38	25.98
Jul-14	164,177,900	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,134,663	155,166,138	14.71	25.60
Aug-14	162,661,083	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,270,476	156,436,614	16.12	25.08
Sep-14	158,520,936	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,894,364	160,330,978	16.48	25.11
Oct-14	155,503,690	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,769,762	163,100,740	18.05	24.94
Nov-14	152,092,554	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,166,515	166,267,255	22.16	24.87
Dec-14	148,763,057	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,088,720	169,355,975	20.99	24.80
Jan-15	145,561,062	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,963,418	172,319,393	21.78	24.73
Feb-15	141,901,596	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,423,869	175,743,262	22.78	24.75
Mar-15	138,960,768	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,706,872	178,450,134	22.40	24.66

SEMT 2012-3

Original Pool Characteristics

Total Stated Principal Balance	$293,590,499
Number of Mortgage Loans	331
Average Stated Principal Balance	$886,980
Weighted Average Mortgage Rate	4.466%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	360
Weighted Average FICO (by Securitized Balance)	768
Weighted Average Loan-to-Value Ratio (by Original Balance)	67.07%
Number of Mortgage Loans Originated with Exceptions to Underwriting Guidelines	[ ]

Mortgage Rate Range

3.51% - 4.00%	0.77%
4.01% - 4.50%	65.47%
4.51% - 5.00%	33.56%
5.01% - 5.50%	0.19%
>5.00%	0.00%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	5.17%
No	94.83%

Geographic Distribution

CA	49.22%
TX	12.63%
NY	5.31%
WA	4.22%
MA	3.86%
CT	3.45%
FL	3.29%
IL	2.36%
MD	1.56%
CO	1.33%
Other	12.76%

Occupancy

Primary	94.13%
Second Home	3.91%
Investor Property	1.96%

Property Type

Single Family	73.53%
PUD Detached	15.93%
Condo High-Rise	3.35%
PUD Attached	1.44%
Condo Low-Rise	2.56%
2 -4 Family	2.21%
Cooperative Unit	0.99%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2012-3	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Jul-12	291,796,996	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,419,771	1,419,771		5.66
Aug-12	291,349,873	3	2,549,726	0.87%	0	0	0.00%	0	0	0.00%	0.00	73,658	1,493,429		5.95
Sep-12	288,825,060	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,149,690	3,643,119	4.89	7.24
Oct-12	282,571,860	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,879,394	9,522,513	10.69	12.42
Nov-12	277,932,075	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,271,266	13,793,779	15.90	13.52
Dec-12	271,377,172	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,187,002	19,980,781	20.85	15.68
Jan-13	264,981,268	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,034,762	26,015,543	21.46	17.08
Feb-13	253,842,050	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,784,641	36,800,184	29.32	20.71
Mar-13	240,658,906	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	12,840,955	49,641,139	37.18	24.52
Apr-13	231,316,513	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,016,499	58,657,638	41.02	26.02
May-13	217,910,512	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	13,090,703	71,748,341	44.84	28.93
Jun-13	216,038,247	1	1,967,562	0.90%	0	0	0.00%	0	0	0.00%	0.00	1,574,224	73,322,564	34.04	27.30
Jul-13	206,270,725	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,470,167	82,792,731	35.76	28.64
Aug-13	202,871,014	1	1,471,662	0.72%	0	0	0.00%	0	0	0.00%	0.00	3,111,294	85,904,025	23.65	27.81
Sep-13	202,549,711	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	35,558	85,939,583	21.47	26.15
Oct-13	201,465,017	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	797,760	86,737,343	7.46	24.91
Nov-13	199,110,111	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,067,274	88,804,617	5.62	24.16
Dec-13	197,938,677	1	543,838	0.27%	0	0	0.00%	0	0	0.00%	0.00	885,218	89,689,835	7.23	23.19
Jan-14	197,425,377	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	227,024	89,916,859	6.19	22.14
Feb-14	197,098,902	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	43,445	89,960,304	2.31	21.14
Mar-14	194,990,686	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,823,977	91,784,281	4.18	20.66
Apr-14	193,519,130	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,188,562	92,972,843	6.07	20.08
May-14	191,257,050	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,978,513	94,951,356	9.79	19.74
Jun-14	190,350,707	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	624,856	95,576,212	7.59	19.13
Jul-14	190,023,529	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	45,349	95,621,561	5.39	18.44
Aug-14	185,846,135	1	684,629	0.36%	0	0	0.00%	0	0	0.00%	0.00	3,894,351	99,515,912	9.25	18.60
Sep-14	184,868,969	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	698,305	100,214,217	9.44	18.12
Oct-14	182,983,958	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,605,903	101,820,120	12.48	17.85
Nov-14	180,648,386	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,057,577	103,877,697	9.10	17.69
Dec-14	178,699,946	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,669,576	105,547,274	11.10	17.47
Jan-15	175,091,202	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,332,281	108,879,555	14.62	17.59
Feb-15	171,833,982	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,987,106	111,866,661	16.62	17.64
Mar-15	169,700,246	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,867,056	113,733,717	17.18	17.50

SEMT 2012-4

Original Pool Characteristics

Total Stated Principal Balance	$313,225,626
Number of Mortgage Loans	372
Average Stated Principal Balance	$842,004
Weighted Average Mortgage Rate	4.355%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	333
Weighted Average FICO (by Securitized Balance)	774
Weighted Average Loan-to-Value Ratio (by Original Balance)	66.38%
Number of Mortgage Loans Originated with Exceptions to Underwriting Guidelines	[ ]

Mortgage Rate Range

3.00% - 3.50%	0.21%
3.51% - 4.00%	12.18%
4.01% - 4.50%	67.22%
4.51% - 5.00%	19.98%
5.01% - 5.25%	0.40%

Product Type

Fixed Rate 30YR	86.75%
Fixed Rate 15YR	12.15%
Fixed Rate 20YR	1.09%

Interest Only Loans

Yes	6.97%
No	93.03%

Geographic Distribution

CA	43.19%
TX	15.56%
IL	5.05%
MA	4.75%
FL	3.07%
WA	3.00%
NY	2.93%
CO	2.59%
AZ	2.31%
MD	1.85%
Other	15.70%

Occupancy

Primary	94.12%
Second Home	5.07%
Investor Property	0.81%

Property Type

Single Family	69.07%
Planned Unit Development	20.68%
Condominium	7.12%
Cooperative Unit	1.95%
2 -4 Family	1.17%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2012-4	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Oct-12	311,445,972	4	4,196,792	1.34%	0	0	0.00%	0	0	0.00%	0.00	1,196,013	1,196,013		4.50
Nov-12	305,746,603	2	1,320,814	0.43%	0	0	0.00%	0	0	0.00%	0.00	5,186,625	6,382,638		21.96
Dec-12	303,888,849	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,346,252	7,728,891	9.56	13.99
Jan-13	297,536,045	1	526,313	0.17%	0	0	0.00%	0	0	0.00%	0.00	5,844,271	13,573,162	15.04	16.34
Feb-13	292,336,896	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,704,319	18,277,481	14.75	16.63
Mar-13	274,436,646	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	17,408,392	35,685,873	32.16	25.43
Apr-13	267,473,577	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,497,496	42,183,369	33.40	25.39
May-13	260,326,851	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,687,513	48,870,882	35.88	25.54
Jun-13	249,627,386	1	745,597	0.29%	0	0	0.00%	0	0	0.00%	0.00	10,256,736	59,127,618	30.16	27.30
Jul-13	245,266,401	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,933,656	63,061,274	27.88	26.29
Aug-13	236,346,092	1	520,753	0.22%	0	0	0.00%	0	0	0.00%	0.00	8,493,768	71,555,042	30.69	27.19
Sep-13	231,842,317	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,093,696	75,648,738	24.07	26.51
Oct-13	229,781,264	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,654,948	77,303,686	21.38	25.17
Nov-13	227,912,924	1	1,075,591	0.47%	0	0	0.00%	0	0	0.00%	0.00	1,459,558	78,763,244	11.71	23.97
Dec-13	226,695,671	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	808,791	79,572,035	6.63	22.73
Jan-14	223,514,420	1	975,648	0.43%	0	0	0.00%	0	0	0.00%	0.00	2,771,646	82,343,681	8.53	22.19
Feb-14	222,112,715	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	993,892	83,337,573	7.83	21.25
Mar-14	220,813,258	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	891,016	84,228,589	8.01	20.39
Apr-14	218,953,933	1	513,683	0.23%	0	0	0.00%	0	0	0.00%	0.00	1,450,516	85,679,105	5.87	19.76
May-14	217,436,458	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,110,932	86,790,037	6.11	19.11
Jun-14	215,033,571	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,997,820	88,787,857	8.05	18.73
Jul-14	212,341,956	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,289,443	91,077,300	9.55	18.45
Aug-14	210,060,221	1	586,996	0.27%	0	0	0.00%	0	0	0.00%	0.00	1,880,870	92,958,170	10.93	18.11
Sep-14	209,606,311	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	56,408	93,014,578	7.68	17.44
Oct-14	206,024,740	1	840,690	0.40%	0	0	0.00%	0	0	0.00%	0.00	3,182,457	96,197,035	9.35	17.43
Nov-14	203,341,567	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,288,297	98,485,332	10.17	17.27
Dec-14	198,844,074	2	1,003,923	0.50%	0	0	0.00%	0	0	0.00%	0.00	4,104,891	102,590,223	17.15	17.47
Jan-15	193,859,990	1	1,830,553	0.94%	0	0	0.00%	0	0	0.00%	0.00	4,596,456	107,186,680	19.79	17.77
Feb-15	190,863,239	1	634,391	0.33%	0	0	0	0	0	0.00%	0.00	2,618,126	109,804,805	20.58	17.70
Mar-15	185,393,138	0	0	0.00%	1	634,392	0.34%	0	0	0.00%	0.00	5,093,057	114,897,862	22.67	18.09

SEMT 2012-5

Original Pool Characteristics

Total Stated Principal Balance	$320,339,050
Number of Mortgage Loans	390
Average Stated Principal Balance	$821,382
Weighted Average Mortgage Rate	4.214%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	357
Weighted Average FICO (by Securitized Balance)	770
Weighted Average Loan-to-Value Ratio (by Original Balance)	67.52%
Number of Mortgage Loans Originated with Exceptions to Underwriting Guidelines	[ ]

Mortgage Rate Range

3.51% - 4.00%	21.08%
4.01% - 4.50%	74.13%
4.51% - 5.00%	4.06%

Product Type

Fixed Rate 30YR	99.40%
Fixed Rate 20YR	0.60%

Interest Only Loans

Yes	4.89%
No	95.11%

Geographic Distribution

CA	44.00%
TX	13.44%
WA	5.84%
CO	4.54%
MA	4.22%
NY	4.03%
AZ	2.77%
CT	2.61%
GA	2.47%
IL	2.12%
Other	13.96%

Occupancy

Primary	94.32%
Second Home	4.08%
Investor Property	1.60%

Property Type

Single Family	63.29%
Planned Unit Development	27.49%
Condominium	5.10%
2 -4 Family	2.68%
Cooperative Unit	1.46%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2012-5	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Nov-12	319,640,528	1	1,247,086	0.38%	0	0	0.00%	0	0	0.00%	0.00	268,335	268,335		1.00
Dec-12	319,162,100	1	710,533	0.22%	0	0	0.00%	0	0	0.00%	0.00	46,505	314,839		1.18
Jan-13	316,659,175	1	557,477	0.17%	0	0	0.00%	0	0	0.00%	0.00	2,069,329	2,384,168	2.96	4.40
Feb-13	310,719,260	1	752,793	0.24%	0	0	0.00%	0	0	0.00%	0.00	5,506,734	7,890,902	9.24	9.54
Mar-13	303,686,310	1	439,864	0.14%	0	0	0.00%	0	0	0.00%	0.00	6,605,900	14,496,802	16.69	13.06
Apr-13	301,562,385	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,705,072	16,201,874	16.41	11.80
May-13	292,650,309	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	8,492,499	24,694,373	20.01	14.96
Jun-13	287,430,567	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,811,593	29,505,967	18.42	15.42
Jul-13	285,257,797	1	437,298	0.15%	0	0	0.00%	0	0	0.00%	0.00	1,769,088	31,275,055	18.61	14.45
Aug-13	280,863,428	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,992,456	35,267,511	13.74	14.59
Sep-13	279,056,815	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,409,663	36,677,174	9.65	13.77
Oct-13	276,987,624	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,674,106	38,351,280	9.60	13.19
Nov-13	275,353,780	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	707,118	39,058,398	6.04	12.57
Dec-13	273,971,543	2	1,176,026	0.42%	0	0	0.00%	0	0	0.00%	0.00	1,517,683	40,576,081	5.50	11.97
Jan-14	271,899,706	2	964,663	0.35%	0	0	0.00%	0	0	0.00%	0.00	1,675,158	42,251,239	4.81	11.65
Feb-14	270,982,680	1	739,632	0.27%	1	433,529	0.15%	0	0	0.00%	0.00	521,939	42,773,178	5.30	11.06
Mar-14	268,866,890	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,719,864	44,493,042	5.62	10.85
Apr-14	266,963,265	2	1,988,664	0.74%	0	0	0.00%	0	0	0.00%	0.00	1,508,657	46,001,699	5.43	10.62
May-14	265,160,878	3	2,618,156	0.98%	0	0	0.00%	0	0	0.00%	0.00	1,407,777	47,409,476	6.70	10.39
Jun-14	263,111,705	1	430,324	0.16%	0	0	0.00%	0	0	0.00%	0.00	1,655,244	49,064,720	6.66	10.24
Jul-14	260,717,514	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,001,257	51,065,977	7.41	10.18
Aug-14	257,725,018	2	981,065	0.38%	0	0	0.00%	0	0	0.00%	0.00	2,601,145	53,667,122	9.15	10.25
Sep-14	255,808,920	1	558,358	0.21%	0	0	0.00%	0	0	0.00%	0.00	1,526,274	55,193,396	9.04	10.11
Oct-14	253,732,203	1	427,718	0.16%	0	0	0.00%	0	0	0.00%	0.00	1,688,292	56,881,688	8.67	10.02
Nov-14	251,789,234	2	1,156,273	0.45%	0	0	0.00%	0	0	0.00%	0.00	1,555,709	58,437,397	7.23	9.91
Dec-14	246,788,446	2	1,664,257	0.67%	1	427,061	0.17%	0	0	0.00%	0.00	4,614,331	63,051,728	11.78	10.35
Jan-15	242,301,241	1	484,088	0.19%	1	426,401	0.17%	0	0	0.00%	0.00	4,106,242	67,157,970	15.31	10.68
Feb-15	238,830,308	2	1,150,802	0.48%	0	0	0.00%	0	0	0.00%	0.00	3,094,966	70,252,936	17.56	10.83
Mar-15	235,924,306	2	951,649	0.40%	0	0	0.00%	0	0	0.00%	0.00	2,533,082	72,786,017	14.93	10.88

SEMT 2012-6

Original Pool Characteristics

Total Stated Principal Balance	301,462,461
Number of Mortgage Loans	358
Average Stated Principal Balance	$842,074
Weighted Average Mortgage Rate	4.079%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	356
Weighted Average FICO (by Securitized Balance)	771
Weighted Average Loan-to-Value Ratio (by Original Balance)	66.68%
Number of Mortgage Loans Originated with Exceptions to Underwriting Guidelines	[ ]

Mortgage Rate Range

3.25% - 3.50%	1.62%
3.51% - 4.00%	48.43%
4.01% - 4.50%	47.94%
4.51% - 5.00%	2.01%

Product Type

Fixed Rate 30YR	2.02%
Fixed Rate 20YR	97.98%

Interest Only Loans

Yes	1.59%
No	98.41%

Geographic Distribution

CA	44.90%
TX	10.74%
WA	6.24%
MA	5.66%
CO	5.44%
NY	3.71%
AZ	3.01%
GA	2.99%
IL	1.94%
VA	1.66%
Other	13.71%

Occupancy

Primary	95.07%
Second Home	4.12%
Investor Property	0.82%

Property Type

Single Family	69.24%
Planned Unit Development	23.12%
Condominium	4.64%
2 -4 Family	1.89%
Cooperative Unit	1.11%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2012-6	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Dec-12	301,002,659	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	27,500	27,500		0.11
Jan-13	300,522,678	3	3,861,349	1.28%	0	0	0.00%	0	0	0.00%	0.00	46,122	73,622		0.29
Feb-13	299,325,481	1	673,095	0.22%	0	0	0.00%	1	489,866	0.16%	0.00	761,714	835,336	1.11	1.66
Mar-13	294,007,895	1	996,123	0.33%	0	0	0.00%	1	489,150	0.16%	0.00	4,880,728	5,716,064	7.38	7.41
Apr-13	289,858,197	2	1,858,486	0.64%	0	0	0.00%	1	488,432	0.16%	0.00	3,717,850	9,433,914	11.94	9.16
May-13	283,437,191	1	1,268,934	0.44%	0	0	0.00%	1	487,711	0.17%	0.00	5,992,845	15,426,760	18.19	11.94
Jun-13	276,698,421	1	487,774	0.17%	0	0	0.00%	1	486,988	0.17%	0.00	6,317,513	21,744,273	20.17	14.04
Jul-13	274,933,635	0	0	0.00%	0	0	0.00%	1	486,262	0.17%	0.00	1,350,636	23,094,909	17.63	12.91
Aug-13	274,248,331	0	0	0.00%	0	0	0.00%	1	485,534	0.17%	0.00	271,402	23,366,311	10.79	11.54
Sep-13	271,872,516	0	0	0.00%	0	0	0.00%	1	484,804	0.17%	0.00	1,959,620	25,325,931	5.10	11.20
Oct-13	269,742,603	0	0	0.00%	0	0	0.00%	1	484,071	0.17%	0.00	1,717,597	27,043,527	5.65	10.83
Nov-13	267,310,958	0	0	0.00%	0	0	0.00%	1	483,336	0.18%	0.00	2,017,828	29,061,355	8.09	10.65
Dec-13	266,240,684	1	620,831	0.23%	0	0	0.00%	1	482,598	0.18%	0.00	657,842	29,719,197	6.34	10.04
Jan-14	264,200,362	0	0	0.00%	0	0	0.00%	1	481,858	0.18%	0.00	1,627,326	31,346,523	6.26	9.83
Feb-14	263,563,794	1	658,593	0.24%	0	0	0.00%	1	481,115	0.18%	0.00	224,414	31,570,937	3.72	9.24
Mar-14	263,082,970	0	0	0.00%	0	0	0.00%	1	480,370	0.18%	0.00	66,551	31,637,488	2.86	8.68
Apr-14	261,736,901	1	1,397,675	0.53%	0	0	0.00%	0	0	0.00%	0.00	930,168	32,567,656	1.84	8.42
May-14	259,646,238	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,674,528	34,242,184	4.01	8.37
Jun-14	258,271,048	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	959,864	35,202,048	5.34	8.17
Jul-14	253,100,147	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,755,047	39,957,095	10.87	8.84
Aug-14	249,762,215	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,927,904	42,884,999	12.72	9.07
Sep-14	249,289,277	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	64,525	42,949,524	11.52	8.68
Oct-14	244,139,079	0	0	0.00%	0	0	0.00%	1	475,084	0.19%	0.00	4,740,183	47,689,707	11.73	9.27
Nov-14	241,381,220	0	0	0.00%	0	0	0.00%	1	474,319	0.19%	0.00	2,353,228	50,042,935	11.03	9.36
Dec-14	235,000,344	1	803,876	0.34%	0	0	0.00%	1	473,551	0.20%	0.00	5,977,967	56,020,902	19.47	10.14
Jan-15	228,872,212	0	0	0.00%	0	0	0.00%	1	472,780	0.20%	0.00	5,733,155	61,754,057	21.22	10.83
Feb-15	227,173,775	1	1,144,431	0.50%	0	0	0.00%	1	472,007	0.20%	0.00	1,310,826	63,064,884	19.98	10.69
Mar-15	221,998,281	0	0	0.00%	0	0	0.00%	1	471,232	0.21%	0.00	4,788,439	67,853,322	18.76	11.18

SEMT 2013-1

Original Pool Characteristics

Total Stated Principal Balance	397,887,279
Number of Mortgage Loans	511
Average Stated Principal Balance	778,632
Weighted Average Mortgage Rate	3.988%
Weighted Average Margin (by Securitized Balance) HYB only	2.181%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	317
Weighted Average FICO (by Securitized Balance)	769
Weighted Average Loan-to-Value Ratio (by Original Balance)	66.61%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

2.51% - 3.00%	1.16%
3.01% - 3.50%	9.72%
3.51% - 4.00%	46.36%
4.01% - 4.50%	38.97%
4.51% - 5.00%	3.79%

Product Type

Fixed Rate 10YR	0.99%
Fixed Rate 15YR	19.09%
Fixed Rate 20YR	0.19%
Fixed Rate 30YR	58.69%
HYB 5/1	3.26%
HYB 7/1	0.25%
HYB 10/1	17.52%

Interest Only Loans

Yes	5.03%
No	94.97%

Geographic Distribution

CA	42.90%
TX	13.23%
MA	9.63%
FL	7.29%
WA	3.93%
IL	3.32%
CO	2.88%
VA	1.43%
NY	1.30%
CT	1.20%
Other	12.89%

Occupancy

Primary	94.89%
Second Home	4.45%
Investor Property	0.65%

Property Type

Single Family	69.99%
PUD	25.28%
Condominium	3.62%
Cooperative Unit	0.62%
2-4 Family	0.49%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2013-1	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Feb-13	378,889,887	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	14,901,058	14,901,058		37.05
Mar-13	369,972,943	3	2,673,697	0.72%	0	0	0.00%	0	0	0.00%	0.00	8,121,392	23,022,450		51.54
Apr-13	358,105,842	1	989,795	0.27%	0	0	0.00%	0	0	0.00%	0.00	11,085,205	34,107,655	30.50	42.07
May-13	346,607,134	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	10,736,170	44,843,825	28.21	38.53
Jun-13	340,134,470	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,734,705	50,578,530	26.77	34.03
Jul-13	333,718,760	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,688,621	56,267,151	22.68	31.20
Aug-13	325,369,986	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,635,696	63,902,847	20.36	30.14
Sep-13	321,013,646	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,658,094	67,560,941	18.63	27.92
Oct-13	320,113,892	1	636,888	0.19%	0	0	0.00%	0	0	0.00%	0.00	210,593	67,771,534	13.17	25.03
Nov-13	317,448,920	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,969,649	69,741,183	7.03	23.26
Dec-13	314,395,239	1	886,252	0.28%	0	0	0.00%	0	0	0.00%	0.00	2,358,939	72,100,122	5.57	21.95
Jan-14	312,954,975	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	750,133	72,850,255	6.24	20.41
Feb-14	311,579,279	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	685,372	73,535,627	4.73	19.09
Mar-14	307,778,724	2	1,426,079	0.46%	0	0	0.00%	0	0	0.00%	0.00	3,110,224	76,645,851	5.70	18.56
Apr-14	305,314,300	1	629,060	0.20%	0	0	0.00%	0	0	0.00%	0.00	1,778,791	78,424,642	6.98	17.80
May-14	304,436,664	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	192,671	78,617,313	6.41	16.79
Jun-14	300,174,234	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,574,663	82,191,976	7.06	16.60
Jul-14	297,445,231	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,047,649	84,239,625	7.45	16.14
Aug-14	292,094,912	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,669,584	88,909,209	12.93	16.23
Sep-14	290,339,285	1	797,458	0.27%	0	0	0.00%	0	0	0.00%	0.00	1,084,153	89,993,362	10.06	15.68
Oct-14	286,490,560	1	737,215	0.25%	0	0	0.00%	0	0	0.00%	0.00	3,181,368	93,174,730	11.56	15.54
Nov-14	284,124,597	1	627,740	0.22%	1	737,215	0.25%	0	0	0.00%	0.00	1,708,355	94,883,085	7.99	15.18
Dec-14	279,151,687	1	861,079	0.30%	0	0	0.00%	0	0	0.00%	0.00	4,315,005	99,198,090	12.17	15.28
Jan-15	274,571,762	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,929,362	103,127,452	13.27	15.33
Feb-15	267,431,976	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,495,597	109,623,049	19.31	15.78
Mar-15	257,754,207	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,043,459	118,666,508	25.27	16.62

SEMT 2013-2

Original Pool Characteristics

Total Stated Principal Balance	666,125,405
Number of Mortgage Loans	777
Average Stated Principal Balance	857,304
Weighted Average Mortgage Rate	3.947%
Weighted Average Margin (by Securitized Balance)	NA
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	353
Weighted Average FICO (by Securitized Balance)	776
Weighted Average Loan-to-Value Ratio (by Original Balance)	63.06%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

2.51% - 3.00%	0.09%
3.01% - 3.50%	4.01%
3.51% - 4.00%	64.49%
4.01% - 4.50%	29.53%
4.51% - 5.00%	1.88%

Product Type

Fixed Rate 15YR	1.56%
Fixed Rate 20YR	0.36%
Fixed Rate 25YR	0.11%
Fixed Rate 30YR	97.97%

Interest Only Loans

Yes	8.30%
No	91.70%

Geographic Distribution

CA	48.84%
MA	16.64%
TX	5.67%
WA	5.42%
CO	2.29%
CT	2.28%
IL	1.87%
VA	1.69%
FL	1.34%
MD	1.06%
Other	12.9%

Occupancy

Primary	92.45%
Second Home	5.23%
Investor Property	2.32%

Property Type

Single Family	69.60%
PUD	16.14%
Condominium	8.28%
2-4 Family	3.62%
Cooperative Unit	2.07%
Townhouse	0.29%

Documentation

Full Documentation	100.00%
Less than Full	0.0%

SEMT 2013-2	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Feb-13	659,118,591	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	6,066,982	6,066,982		10.41
Mar-13	652,112,661	6	4,157,634	0.63%	0	0	0.00%	0	0	0.00%	0.00	6,067,879	12,134,860		19.85
Apr-13	644,154,412	2	1,588,481	0.24%	0	0	0.00%	0	0	0.00%	0.00	7,027,654	19,162,514	11.06	16.13
May-13	642,287,742	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	941,963	20,104,477	8.28	11.60
Jun-13	633,832,690	2	2,278,925	0.35%	0	0	0.00%	0	0	0.00%	0.00	7,527,524	27,632,001	9.21	12.02
Jul-13	623,050,541	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	9,864,459	37,496,460	10.95	13.09
Aug-13	617,404,992	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,737,888	42,234,348	13.14	12.40
Sep-13	614,165,035	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,337,626	44,571,974	10.31	11.32
Oct-13	613,181,078	1	652,133	0.10%	0	0	0.00%	0	0	0.00%	0.00	82,484	44,654,458	4.54	10.01
Nov-13	606,519,410	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	5,756,971	50,411,429	5.22	10.10
Dec-13	601,431,086	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,554,978	53,966,407	6.40	9.90
Jan-14	599,399,890	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,131,520	55,097,927	7.06	9.24
Feb-14	594,355,096	2	1,307,301	0.21%	0	0	0.00%	0	0	0.00%	0.00	4,143,011	59,240,938	5.73	9.15
Mar-14	588,813,673	1	515,157	0.08%	0	0	0.00%	0	0	0.00%	0.00	4,642,538	63,883,476	6.46	9.15
Apr-14	587,657,983	2	1,145,482	0.19%	0	0	0.00%	0	0	0.00%	0.00	260,698	64,144,174	5.93	8.57
May-14	584,920,187	1	513,566	0.08%	0	0	0.00%	0	0	0.00%	0.00	1,838,909	65,983,083	4.48	8.27
Jun-14	583,380,095	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	638,805	66,621,888	1.86	7.86
Jul-14	579,893,298	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,580,532	69,202,420	3.41	7.71
Aug-14	577,068,938	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,918,201	71,120,621	3.48	7.52
Sep-14	574,031,909	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,130,676	73,251,297	4.49	7.36
Oct-14	572,411,100	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	713,606	73,964,903	3.26	7.09
Nov-14	568,706,036	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,792,794	76,757,697	3.87	7.03
Dec-14	562,945,204	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,847,383	81,605,080	5.72	7.17
Jan-15	557,078,854	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,956,514	86,561,594	8.56	7.31
Feb-15	553,410,108	1	635,777	0.11%	0	0	0.00%	0	0	0.00%	0.00	2,764,212	89,325,806	8.59	7.25
Mar-15	544,721,911	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	7,786,424	97,112,230	10.62	7.62

SEMT 2013-3

Original Pool Characteristics

Total Stated Principal Balance	600,210,241
Number of Mortgage Loans	746
Average Stated Principal Balance	804,571
Weighted Average Mortgage Rate	3.819%
Weighted Average Margin (by Securitized Balance)	NA
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358
Weighted Average FICO (by Securitized Balance)	772
Weighted Average Loan-to-Value Ratio (by Original Balance)	65.27%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

3.01% - 3.50%	10.70%
3.51% - 4.00%	78.55%
4.01% - 4.50%	10.47%
4.51% - 5.00%	0.28%

Product Type

Fixed Rate 20YR	0.37%
Fixed Rate 30YR	99.63%

Interest Only Loans

Yes	2.36%
No	97.64%

Geographic Distribution

CA	43.15%
MA	10.52%
TX	6.32%
WA	5.02%
NY	4.19%
VA	3.76%
CO	3.74%
MD	3.25%
IL	3.11%
CT	2.74%
Other	14.20%

Occupancy

Primary	95.81%
Second Home	3.72%
Investor Property	0.47%

Property Type

Single Family	72.02%
PUD	22.09%
Condominium	4.50%
Cooperative Unit	0.74%
2-4 Family	0.64%

Documentation

Full Documentation	100.00%
Less than Full	0.0%

SEMT 2013-3	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Mar-13	598,823,974	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	504,820	504,820		1.01
Apr-13	596,676,385	5	3,772,438	0.63%	0	0	0.00%	0	0	0.00%	0.00	1,261,740	1,766,560		3.49
May-13	593,172,668	1	497,527	0.08%	0	0	0.00%	0	0	0.00%	0.00	2,616,355	4,382,915	2.90	4.32
Jun-13	587,303,182	2	2,124,533	0.36%	0	0	0.00%	0	0	0.00%	0.00	4,982,521	9,365,436	5.81	6.13
Jul-13	583,163,898	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,255,702	12,621,138	7.11	6.22
Aug-13	580,119,463	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,162,501	14,783,639	6.86	5.86
Sep-13	575,448,167	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,789,265	18,572,904	6.15	6.16
Oct-13	571,029,034	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,539,831	22,112,735	6.38	6.31
Nov-13	568,016,035	1	712,900	0.12%	0	0	0.00%	0	0	0.00%	0.00	2,133,878	24,246,613	6.40	6.08
Dec-13	564,384,775	2	1,530,895	0.27%	0	0	0.00%	0	0	0.00%	0.00	1,498,739	25,745,352	5.76	6.04
Jan-14	562,280,376	1	710,715	0.12%	1	819,086	0.14%	0	0	0.00%	0.00	1,227,140	26,972,492	4.23	5.71
Feb-14	559,195,199	1	772,485	0.13%	0	0	0.00%	0	0	0.00%	0.00	2,204,851	29,177,343	3.45	5.62
Mar-14	556,151,679	2	1,942,470	0.34%	0	0	0.00%	0	0	0.00%	0.00	2,163,023	31,340,366	3.92	5.54
Apr-14	552,916,662	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,353,429	33,693,795	4.72	7.30
May-14	546,294,645	1	662,863	0.12%	0	0	0.00%	0	0	0.00%	0.00	5,741,434	39,435,229	7.17	7.75
Jun-14	544,659,491	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	759,040	40,194,269	6.25	7.48
Jul-14	542,081,316	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,699,865	41,894,134	5.83	5.58
Aug-14	535,394,182	1	1,148,507	0.21%	0	0	0.00%	0	0	0.00%	0.00	5,806,842	47,700,976	5.94	5.99
Sep-14	530,227,915	1	775,734	0.14%	0	0	0.00%	0	0	0.00%	0.00	4,291,512	51,992,488	8.43	6.18
Oct-14	526,398,386	1	744,592	0.14%	0	0	0.00%	0	0	0.00%	0.00	2,958,663	54,951,151	9.34	6.21
Nov-14	522,907,435	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,619,625	57,570,776	7.21	6.20
Dec-14	518,855,160	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,181,547	60,752,323	6.48	6.25
Jan-15	516,999,124	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	987,267	61,739,590	5.08	6.08
Feb-15	511,384,632	2	1,234,433	0.24%	0	0	0.00%	0	0	0.00%	0.00	4,747,511	66,487,101	6.68	6.28
Mar-15	502,536,900	1	593,392	0.11%	0	0	0.00%	0	0	0.00%	0.00	7,985,106	74,472,208	10.21	6.78

SEMT 2013-4

Original Pool Characteristics

Total Stated Principal Balance	576,435,465
Number of Mortgage Loans	716
Average Stated Principal Balance	805,077
Weighted Average Mortgage Rate	3.783%
Weighted Average Margin (by Securitized Balance)	NA
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	357
Weighted Average FICO (by Securitized Balance)	773
Weighted Average Loan-to-Value Ratio (by Original Balance)	63.77%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

3.01% - 3.50%	11.63%
3.51% - 4.00%	81.04%
4.01% - 4.50%	7.33%

Product Type

Fixed Rate 20YR	1.28%
Fixed Rate 25YR	0.14%
Fixed Rate 30YR	98.58%

Interest Only Loans

Yes	2.21%
No	97.79%

Geographic Distribution

CA	42.13%
MA	9.74%
WA	7.19%
TX	5.54%
NY	5.32%
IL	4.46%
VA	3.59%
CO	3.41%
MD	2.73%
CT	2.55%
Other	13.34%

Occupancy

Primary	98.00%
Second Home	2.92%
Investor Property	1.09%

Property Type

Single Family	71.06%
PUD	22.35%
Condominium	4.49%
Cooperative Unit	1.21%
2-4 Family	0.72%
Townhouse	0.18%

Documentation

Full Documentation	100.00%
Less than Full	0.0%

SEMT 2013-4	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Apr-13	575,244,709	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	330,605	330,605		0.69
May-13	574,017,847	3	2,559,731	0.44%	0	0	0.00%	0	0	0.00%	0.00	362,996	693,601		4.92
Jun-13	572,858,722	2	1,608,994	0.28%	0	0	0.00%	0	0	0.00%	0.00	291,375	984,975	0.68	3.67
Jul-13	569,817,098	2	1,518,088	0.26%	0	0	0.00%	0	0	0.00%	0.00	2,170,174	3,155,149	1.96	4.51
Aug-13	565,337,910	3	2,549,230	0.45%	0	0	0.00%	0	0	0.00%	0.00	3,606,682	6,761,831	4.18	5.67
Sep-13	561,851,967	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,614,535	9,376,366	5.76	5.96
Oct-13	559,303,396	1	791,670	0.14%	0	0	0.00%	0	0	0.00%	0.00	1,678,195	11,054,561	5.46	5.86
Nov-13	558,342,176	1	900,524	0.16%	0	0	0.00%	0	0	0.00%	0.00	89,587	11,144,148	3.08	5.32
Dec-13	556,598,345	2	1,918,586	0.34%	0	0	0.00%	0	0	0.00%	0.00	869,173	12,013,321	1.87	5.12
Jan-14	553,808,539	2	1,763,017	0.31%	0	0	0.00%	0	0	0.00%	0.00	1,913,434	13,926,755	2.05	5.20
Feb-14	552,818,007	3	1,998,369	0.36%	0	0	0.00%	0	0	0.00%	0.00	114,182	14,040,937	2.07	4.90
Mar-14	550,375,302	2	1,315,270	0.23%	0	0	0.00%	0	0	0.00%	0.00	1,563,236	15,604,173	2.57	4.92
Apr-14	548,310,129	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,185,071	16,789,244	2.06	4.88
May-14	546,018,521	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,410,082	18,199,326	2.99	4.88
Jun-14	544,228,356	1	454,872	0.08%	0	0	0.00%	0	0	0.00%	0.00	907,621	19,106,947	2.53	4.81
Jul-14	541,456,306	2	1,123,176	0.20%	0	0	0.00%	0	0	0.00%	0.00	1,887,720	20,994,667	3.05	3.00
Aug-14	537,070,464	1	685,831	0.12%	1	454,140	0.08%	0	0	0.00%	0.00	3,501,071	24,495,738	4.56	3.29
Sep-14	534,331,760	2	1,067,103	0.19%	1	685,831	0.12%	0	0	0.00%	0.00	1,856,152	26,351,890	5.24	3.34
Oct-14	530,018,817	2	1,661,337	0.31%	2	1,137,357	0.21%	0	0	0.00%	0.00	3,428,674	29,780,564	6.36	3.58
Nov-14	525,669,865	4	2,639,932	0.50%	0	0	0.00%	0	0	0.00%	0.00	3,464,936	33,245,500	6.39	3.80
Dec-14	521,452,121	3	2,193,798	0.42%	0	0	0.00%	0	0	0.00%	0.00	3,336,582	36,582,082	7.48	3.99
Jan-15	516,658,953	1	680,024	0.13%	1	450,446	0.08%	0	0	0.00%	0.00	3,914,326	40,496,408	7.88	4.22
Feb-15	510,772,347	3	2,186,342	0.42%	2	1,129,724	0.22%	0	0	0.00%	0.00	5,010,890	45,507,299	9.05	4.55
Mar-15	507,940,743	1	683,850	0.13%	2	1,153,561	0.22%	0	0	0.00%	0.00	1,960,589	47,467,888	8.13	4.55

SEMT 2013-5

Original Pool Characteristics

Total Stated Principal Balance	$463,344,441
Number of Mortgage Loans	609
Average Stated Principal Balance	$760,828
Weighted Average Mortgage Rate	3.811%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	359
Weighted Average FICO (by Securitized Balance)	772
Weighted Average Loan-to-Value Ratio (by Original Balance)	64.85%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

3.01% - 3.50%	7.69%
3.51% - 4.00%	84.74%
4.01% - 4.50%	7.41%
4.51% - 5.00%	0.15%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	37.55%
WA	7.80%
MA	7.61%
TX	7.10%
IL	5.05%
VA	5.01%
MD	3.94%
CO	3.64%
NY	3.18%
AZ	3.11%
Other	16.01%

Occupancy

Primary	96.09%
Second Home	3.74%
Investor Property	0.17%

Property Type

Single Family	69.79%
PUD	25.03%
Condominium	3.91%
2-4 Family	0.74%
Cooperative Unit	0.54%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2013-5	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
May-13	462,054,503	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	595,087	595,087		1.53
Jun-13	460,663,246	2	2,864,896	0.62%	0	0	0.00%	0	0	0.00%	0.00	694,495	1,289,582		6.73
Jul-13	459,121,679	4	2,973,887	0.64%	0	0	0.00%	0	0	0.00%	0.00	843,265	2,132,846	1.84	5.35
Aug-13	455,491,950	1	894,227	0.19%	0	0	0.00%	0	0	0.00%	0.00	2,929,762	5,062,608	6.24	6.61
Sep-13	454,005,471	2	1,268,165	0.27%	0	0	0.00%	0	0	0.00%	0.00	788,479	5,851,087	6.97	5.93
Oct-13	453,258,077	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	47,999	5,899,086	6.38	5.15
Nov-13	450,635,179	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,921,138	7,820,224	4.75	5.41
Dec-13	448,889,930	1	718,044	0.15%	0	0	0.00%	0	0	0.00%	0.00	1,042,178	8,862,402	5.19	5.29
Jan-14	448,134,835	1	641,270	0.14%	0	0	0.00%	0	0	0.00%	0.00	51,023	8,913,425	5.20	4.88
Feb-14	446,852,835	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	575,533	9,488,958	2.93	4.72
Mar-14	445,464,548	1	654,469	0.14%	0	0	0.00%	0	0	0.00%	0.00	680,296	10,169,254	2.31	4.61
Apr-14	441,643,744	1	653,458	0.14%	0	0	0.00%	0	0	0.00%	0.00	3,111,041	13,280,295	7.53	5.10
May-14	439,566,473	2	1,187,144	0.26%	0	0	0.00%	0	0	0.00%	0.00	1,367,996	14,648,291	8.86	5.13
Jun-14	438,104,028	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	752,834	15,401,125	9.01	5.04
Jul-14	436,700,938	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	693,403	16,094,528	4.99	5.55
Aug-14	434,950,798	2	1,583,907	0.36%	0	0	0.00%	0	0	0.00%	0.00	1,039,115	17,133,643	4.44	5.54
Sep-14	432,276,998	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,961,777	19,095,420	6.55	5.83
Oct-14	428,562,023	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,002,622	22,098,042	10.46	6.40
Nov-14	426,934,253	1	1,130,249	0.26%	0	0	0.00%	0	0	0.00%	0.00	915,166	23,013,208	10.30	6.32
Dec-14	424,436,282	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,783,703	24,796,911	10.06	6.48
Jan-15	418,838,677	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,887,068	29,683,979	13.27	7.40
Feb-15	413,753,618	1	688,396	0.16%	0	0	0.00%	0	0	0.00%	0.00	4,378,602	34,062,581	18.79	8.11
Mar-15	409,399,441	1	685,068	0.16%	0	0	0.00%	0	0	0.00%	0.00	3,652,609	37,715,190	21.71	8.59

SEMT 2013-6

Original Pool Characteristics

Total Stated Principal Balance	$424,966,578
Number of Mortgage Loans	545
Average Stated Principal Balance	$779,755
Weighted Average Mortgage Rate	3.812%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	359
Weighted Average FICO (by Securitized Balance)	771
Weighted Average Loan-to-Value Ratio (by Original Balance)	64.62%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

3.01% - 3.50%	7.98%
3.51% - 4.00%	84.80%
4.01% - 4.50%	7.01%
4.51% - 5.00%	0.20%

Product Type

Fixed Rate 25YR	0.15%
Fixed Rate 30YR	99.85%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	37.10%
MA	10.16%
TX	6.81%
WA	6.22%
VA	5.30%
MD	4.31%
IL	4.19%
NY	4.17%
AZ	2.56%
CT	2.40%
Other	16.78%

Occupancy

Primary	96.82%
Second Home	3.18%

Property Type

Single Family	69.18%
PUD	25.06%
Condominium	4.00%
Cooperative Unit	1.61%
2-4 Family	0.15%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2013-6	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
May-13	424,213,088	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	118,504	118,504		0.33
Jun-13	422,782,365	2	1,601,000	0.37%	0	0	0.00%	0	0	0.00%	0.00	793,351	911,855		6.00
Jul-13	421,501,363	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	642,343	1,554,198	1.46	4.79
Aug-13	419,886,976	1	1,076,742	0.25%	0	0	0.00%	0	0	0.00%	0.00	973,835	2,528,033	2.26	4.70
Sep-13	419,112,621	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	132,880	2,660,913	1.65	4.08
Oct-13	417,694,827	1	1,333,059	0.31%	0	0	0.00%	0	0	0.00%	0.00	773,868	3,434,781	1.78	4.06
Nov-13	416,448,546	1	1,446,951	0.34%	0	0	0.00%	0	0	0.00%	0.00	87,806	3,522,587	1.44	3.97
Dec-13	414,155,571	1	873,603	0.21%	0	0	0.00%	0	0	0.00%	0.00	2,156,899	5,679,486	2.86	4.32
Jan-14	411,163,874	1	982,905	0.23%	0	0	0.00%	0	0	0.00%	0.00	2,345,139	8,024,625	3.87	4.83
Feb-14	409,235,829	1	975,242	0.23%	0	0	0.00%	0	0	0.00%	0.00	1,281,549	9,306,174	5.46	4.90
Mar-14	407,893,818	1	483,274	0.11%	0	0	0.00%	0	0	0.00%	0.00	692,516	9,998,690	4.13	4.80
Apr-14	407,149,208	1	482,515	0.11%	0	0	0.00%	0	0	0.00%	0.00	93,661	10,092,351	2.01	4.56
May-14	406,297,353	1	485,035	0.11%	0	0	0.00%	0	0	0.00%	0.00	198,544	10,290,895	0.96	4.39
Jun-14	404,560,174	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,081,175	11,372,070	1.35	4.44
Jul-14	402,612,781	1	480,224	0.11%	0	0	0.00%	0	0	0.00%	0.00	1,288,861	12,660,931	2.51	2.62
Aug-14	398,390,673	1	479,455	0.12%	0	0	0.00%	0	0	0.00%	0.00	3,563,433	16,224,364	5.74	3.14
Sep-14	397,588,272	3	2,901,678	0.72%	0	0	0.00%	0	0	0.00%	0.00	146,497	16,370,861	4.87	2.98
Oct-14	396,717,400	1	477,911	0.12%	0	0	0.00%	0	0	0.00%	0.00	212,439	16,583,300	3.86	2.85
Nov-14	395,267,407	1	674,993	0.17%	0	0	0.00%	0	0	0.00%	0.00	788,805	17,372,105	1.15	2.83
Dec-14	391,019,257	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,585,174	20,957,279	4.56	3.24
Jan-15	388,721,973	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,636,769	22,594,048	5.95	3.33
Feb-15	384,405,533	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,654,685	26,248,733	8.73	3.70
Mar-15	382,392,638	1	773,172	0.20%	0	0	0.00%	0	0	0.00%	0.00	1,354,836	27,603,569	6.66	3.73

SEMT 2013-7

Original Pool Characteristics

Total Stated Principal Balance	$453,588,656
Number of Mortgage Loans	595
Average Stated Principal Balance	$762,334
Weighted Average Mortgage Rate	3.834%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358
Weighted Average FICO (by Securitized Balance)	770
Weighted Average Loan-to-Value Ratio (by Original Balance)	66.03%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

3.01% - 3.50%	7.44%
3.51% - 4.00%	84.88%
4.01% - 4.50%	7.48%
4.51% - 5.00%	0.20%

Product Type

Fixed Rate 20YR	1.22%
Fixed Rate 30YR	98.78%

Interest Only Loans

Yes	0.81%
No	99.19%

Geographic Distribution

CA	41.81%
TX	9.80%
MA	5.47%
IL	5.09%
VA	5.05%
WA	4.75%
CO	3.40%
NY	2.84%
FL	2.54%
AZ	1.88%
Other	17.37%

Occupancy

Primary	96.24%
Second Home	3.56%
Investor Property	0.20%

Property Type

Single Family	70.37%
PUD	25.28%
Condominium	2.17%
2-4 Family	1.56%
Cooperative Unit	0.47%
Townhouse	0.15%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2013-7	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Jun-13	452,666,944	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	243,223	243,223		0.64
Jul-13	450,592,803	4	2,568,194	0.56%	0	0	0.00%	0	0	0.00%	0.00	1,392,761	1,635,984		7.64
Aug-13	448,403,496	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,507,303	3,143,287	2.76	6.67
Sep-13	446,916,603	1	587,013	0.13%	0	0	0.00%	0	0	0.00%	0.00	803,063	3,946,350	3.25	5.76
Oct-13	445,206,469	1	652,048	0.14%	0	0	0.00%	0	0	0.00%	0.00	1,024,944	4,971,294	2.94	5.44
Nov-13	444,453,919	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	66,497	5,037,791	1.69	4.77
Dec-13	442,840,289	2	1,024,786	0.23%	0	0	0.00%	0	0	0.00%	0.00	925,182	5,962,973	1.80	4.68
Jan-14	441,424,013	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	726,178	6,689,151	1.54	4.55
Feb-14	440,167,725	3	2,086,771	0.47%	0	0	0.00%	0	0	0.00%	0.00	561,571	7,250,722	1.99	4.41
Mar-14	438,694,094	1	610,145	0.13%	0	0	0.00%	0	0	0.00%	0.00	777,199	8,027,921	1.86	4.35
Apr-14	437,773,735	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	222,495	8,250,416	1.41	4.17
May-14	436,004,990	4	4,268,904	0.97%	0	0	0.00%	0	0	0.00%	0.00	1,067,936	9,318,352	1.87	4.22
Jun-14	434,637,610	2	1,156,436	0.26%	0	0	0.00%	0	0	0.00%	0.00	665,479	9,983,831	1.78	4.18
Jul-14	433,850,259	1	710,222	0.16%	0	0	0.00%	0	0	0.00%	0.00	83,761	10,067,592	1.66	2.10
Aug-14	429,404,754	1	709,062	0.16%	0	0	0.00%	0	0	0.00%	0.00	3,739,405	13,806,997	4.07	2.68
Sep-14	427,898,963	3	2,209,768	0.51%	0	0	0.00%	0	0	0.00%	0.00	802,888	14,609,885	4.21	2.65
Oct-14	423,396,470	1	706,729	0.16%	0	0	0.00%	0	0	0.00%	0.00	3,797,485	18,407,370	7.51	3.14
Nov-14	420,939,140	2	1,548,325	0.36%	0	0	0.00%	0	0	0.00%	0.00	1,755,305	20,162,675	5.82	3.25
Dec-14	416,415,146	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,822,084	23,984,759	8.52	3.66
Jan-15	411,708,655	1	849,295	0.20%	0	0	0.00%	0	0	0.00%	0.00	4,005,740	27,990,499	8.79	4.07
Feb-15	410,683,499	0	0	0.00%	0	0	0.00%	0	0	0.00%	0	328,961	28,319,460	4.11	3.92
Mar-15	402,589,181	3	2,050,826	0.50%	0	0	0.00%	0	0	0.00%	0	7,397,679	35,717,139	7.32	4.74

SEMT 2013-8

Original Pool Characteristics

Total Stated Principal Balance	$460,158,464
Number of Mortgage Loans	603
Average Stated Principal Balance	$763,115
Weighted Average Mortgage Rate	3.835%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	357
Weighted Average FICO (by Securitized Balance)	771
Weighted Average Loan-to-Value Ratio (by Original Balance)	66.86%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

2.51% - 3.00%	0.36%
3.01% - 3.50%	7.42%
3.51% - 4.00%	83.86%
4.01% - 4.50%	8.37%

Product Type

Fixed Rate 15YR	0.67%
Fixed Rate 20YR	0.61%
Fixed Rate 25YR	0.14%
Fixed Rate 30YR	98.59%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	41.69%
TX	7.34%
MA	7.04%
VA	5.92%
WA	4.83%
MD	4.78%
IL	4.38%
CO	3.77%
GA	3.08%
AZ	2.40%
Other	14.77%

Occupancy

Primary	96.80%
Second Home	3.10%
Investor Property	0.10%

Property Type

Single Family	66.63%
PUD	27.72%
Condominium	4.19%
Cooperative Unit	0.54%
2-4 Family	0.68%
Townhouse	0.23%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2013-8	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Jul-13	458,687,958	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	767,795	767,795		1.98
Aug-13	456,457,508	5	4,093,090	0.89%	0	0	0.00%	0	0	0.00%	0.00	1,528,384	2,296,179		9.24
Sep-13	453,096,205	0	0	0.00%	1	664,084	0.14%	0	0	0.00%	0.00	2,657,509	4,953,688	4.26	8.86
Oct-13	451,707,984	5	4,620,070	1.02%	0	0	0.00%	1	664,084	0.14%	0.00	685,128	5,638,816	4.20	7.15
Nov-13	449,798,327	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	545,455	6,184,271	3.94	6.60
Dec-13	445,644,235	1	714,544	0.16%	0	0	0.00%	0	0	0.00%	0.00	3,448,195	9,632,466	4.65	7.40
Jan-14	443,102,261	3	2,313,563	0.52%	0	0	0.00%	0	0	0.00%	0.00	1,838,616	11,471,082	5.65	7.28
Feb-14	442,227,759	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	171,038	11,642,120	4.79	6.59
Mar-14	438,342,630	3	2,326,756	0.53%	0	0	0.00%	0	0	0.00%	0.00	3,177,624	14,819,744	4.60	7.03
Apr-14	436,700,776	1	522,172	0.11%	0	0	0.00%	0	0	0.00%	0.00	935,975	15,755,719	3.83	6.74
May-14	433,921,689	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,071,537	17,827,256	5.50	6.80
Jun-14	433,099,330	1	423,663	0.09%	0	0	0.00%	0	0	0.00%	0.00	116,041	17,943,297	2.83	6.40
Jul-14	430,924,545	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,465,050	19,408,347	3.32	4.45
Aug-14	428,700,121	2	1,777,749	0.41%	0	0	0.00%	0	0	0.00%	0.00	1,512,911	20,921,258	2.84	4.43
Sep-14	425,822,106	2	1,331,307	0.31%	0	0	0.00%	0	0	0.00%	0.00	2,165,735	23,086,993	4.69	4.55
Oct-14	422,446,556	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,663,160	25,750,153	5.79	4.74
Nov-14	420,385,329	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,350,360	27,100,513	5.67	4.68
Dec-14	417,301,056	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,373,035	29,473,548	5.89	4.80
Jan-15	415,860,772	2	1,097,693	0.26%	0	0	0.00%	0	0	0.00%	0.00	730,765	30,204,313	4.17	4.66
Feb-15	413,355,121	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,794,465	31,998,778	2.41	4.69
Mar-15	409,608,064	1	809,614	0.19%	0	0	0.00%	0	0	0.00%	0.00	3,036,134	35,034,911	4.58	4.89

SEMT 2013-9

Original Pool Characteristics

Total Stated Principal Balance	$462,610,260
Number of Mortgage Loans	606
Average Stated Principal Balance	$765,033
Weighted Average Mortgage Rate	3.881%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	359
Weighted Average FICO (by Securitized Balance)	771
Weighted Average Loan-to-Value Ratio (by Original Balance)	67.58%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

3.01% - 3.50%	5.15%
3.51% - 4.00%	78.78%
4.01% - 4.50%	15.66%
4.51% - 5.00%	0.41%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	40.84%
TX	7.58%
MA	6.34%
VA	5.72%
IL	5.39%
CO	4.35%
WA	4.12%
MD	3.89%
GA	3.20%
FL	2.39%
Other	16.18%

Occupancy

Primary	94.84%
Second Home	5.16%
Investor Property	NA

Property Type

Single Family	66.32%
PUD	27.86%
Condominium	4.44%
Cooperative Unit	1.00%
2-4 Family	0.37%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2013-9	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Jul-13	462,835,561	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	83,304	83,304		0.22
Aug-13	461,971,869	1	1,106,250	0.23%	0	0	0.00%	0	0	0.00%	0.00	173,213	256,517		4.16
Sep-13	460,638,856	1	997,114	0.21%	0	0	0.00%	0	0	0.00%	0.00	637,967	894,484	0.77	3.78
Oct-13	459,181,835	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	759,348	1,653,832	1.36	3.77
Nov-13	456,469,215	1	498,797	0.10%	0	0	0.00%	0	0	0.00%	0.00	2,013,298	3,667,130	2.93	4.55
Dec-13	453,833,401	1	476,670	0.10%	0	0	0.00%	0	0	0.00%	0.00	1,936,971	5,604,101	4.05	4.99
Jan-14	452,867,207	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	270,014	5,874,115	3.64	4.58
Feb-14	451,411,395	3	2,014,417	0.44%	0	0	0.00%	0	0	0.00%	0.00	755,094	6,629,209	2.58	4.47
Mar-14	450,062,225	1	604,863	0.13%	0	0	0.00%	0	0	0.00%	0.00	646,683	7,275,892	1.47	4.35
Apr-14	448,762,977	2	1,319,513	0.29%	0	0	0.00%	0	0	0.00%	0.00	597,161	7,873,053	1.76	4.25
May-14	445,091,410	3	2,003,766	0.44%	0	0	0.00%	0	0	0.00%	0.00	2,967,654	10,840,707	3.70	4.77
Jun-14	441,655,434	1	807,070	0.18%	0	0	0.00%	0	0	0.00%	0.00	2,734,119	13,574,826	5.51	5.15
Jul-14	439,080,425	2	1,920,305	0.43%	0	0	0.00%	0	0	0.00%	0.00	1,874,462	15,449,288	6.61	3.40
Aug-14	433,835,950	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,543,210	19,992,498	8.01	4.07
Sep-14	432,307,854	1	803,458	0.18%	0	0	0.00%	0	0	0.00%	0.00	830,653	20,823,151	6.43	3.95
Oct-14	431,534,844	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	74,166	20,897,317	4.89	3.71
Nov-14	429,215,387	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,617,709	22,515,026	2.32	3.76
Dec-14	425,176,270	1	648,681	0.15%	0	0	0.00%	0	0	0.00%	0.00	3,337,261	25,852,287	4.59	4.08
Jan-15	420,956,231	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	3,518,750	29,371,037	6.26	4.40
Feb-15	413,699,273	3	2,234,930	0.53%	0	0	0.00%	0	0	0.00%	0.00	6,559,289	35,930,326	9.19	5.12
Mar-15	408,867,519	1	593,795	0.14%	0	0	0.00%	0	0	0.00%	0.00	4,141,992	40,072,318	9.82	5.46

SEMT 2013-10

Original Pool Characteristics

Total Stated Principal Balance	$400,671,564.40
Number of Mortgage Loans	529
Average Stated Principal Balance	$757,413.17
Weighted Average Mortgage Rate	3.872%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	359
Weighted Average FICO (by Securitized Balance)	774
Weighted Average Loan-to-Value Ratio (by Original Balance)	67.17%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

3.01% - 3.250%	0.84%
3.251% - 3.500%	5.18%
3.501% - 3.750%	28.80%
3.751% - 4.000%	51.38%
4.001% - 4.250%	10.78%
4.251% - 4.500%	3.02%

Product Type

Fixed Rate 30YR	99.62%
Fixed Rate 20YR	0.38%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	40.93%
TX	9.44%
VA	6.66%
WA	6.48%
NY	5.43%
MD	3.71%
GA	3.69%
MA	3.45%
CO	2.99%
FL	2.56%
Other	14.66%

Occupancy

Primary	95.20%
Second Home	4.80%

Property Type

Single Family	65.70%
PUD	28.70%
Condominium	2.51%
Cooperative Unit	0.90%
2-4 Family	0.45%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2013-10	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Aug-13	399,317,378	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	757,314	757,314		2.25
Sep-13	395,749,239	2	1,624,818	0.41%	1	693,712	0.17%	0	0	0.00%	0.00	2,970,221	3,727,535		10.64
Oct-13	390,588,694	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	198,889	3,926,424	8.07	11.85
Nov-13	390,861,286	1	991,680	0.25%	0	0	0.00%	0	0	0.00%	0.00	1,723,543	5,649,967	6.54	7.25
Dec-13	390,361,600	1	695,855	0.17%	0	0	0.00%	0	0	0.00%	0.00	1,661,309	7,311,276	-0.80	5.42
Jan-14	388,751,545	2	1,457,226	0.37%	0	0	0.00%	0	0	0.00%	0.00	1,007,507	8,318,783	2.66	4.96
Feb-14	388,043,714	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	104,459	8,423,242	2.81	4.21
Mar-14	387,276,146	2	1,472,524	0.37%	0	0	0.00%	0	0	0.00%	0.00	161,734	8,584,976	1.30	3.69
Apr-14	384,537,020	2	1,479,243	0.38%	0	0	0.00%	0	0	0.00%	0.00	2,133,016	10,717,992	2.46	4.04
May-14	382,340,610	1	666,721	0.17%	0	0	0.00%	0	0	0.00%	0.00	1,590,384	12,308,376	3.96	4.14
Jun-14	379,918,710	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,815,603	14,123,979	5.63	4.29
Jul-14	376,388,062	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,924,274	17,048,253	6.45	4.72
Aug-14	374,967,373	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	816,514	17,864,767	5.71	4.55
Sep-14	374,119,420	1	690,547	0.18%	0	0	0.00%	0	0	0.00%	0.00	242,030	18,106,797	4.15	4.27
Oct-14	371,305,303	2	1,595,749	0.42%	0	0	0.00%	0	0	0.00%	0.00	2,208,372	20,315,169	3.44	4.47
Nov-14	365,838,483	2	1,275,711	0.34%	0	0	0.00%	0	0	0.00%	0.00	4,862,319	25,177,488	7.61	5.19
Dec-14	362,121,719	2	2,751,451	0.75%	0	0	0.00%	0	0	0.00%	0.00	3,117,173	28,294,661	10.50	5.49
Jan-15	358,139,652	2	2,907,247	0.81%	0	0	0.00%	0	0	0.00%	0.00	3,385,116	31,679,777	11.75	5.81
Feb-15	354,829,778	2	1,757,047	0.49%	1	2,220,960	0.62%	0	0	0.00%	0.00	2,715,936	34,395,713	9.75	5.98
Mar-15	347,415,354	0	0	0	1	2,217,184	0.63%	0	0	0.00%	0.00	6,822,575	41,218,288	13.59	6.84

SEMT 2013-11

Original Pool Characteristics

Total Stated Principal Balance	$346,322,235.83
Number of Mortgage Loans	453
Average Stated Principal Balance	$764,508.25
Weighted Average Mortgage Rate	4.01%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	357.30
Weighted Average FICO (by Securitized Balance)	773
Weighted Average Loan-to-Value Ratio (by Original Balance)	70.02%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

3.01% - 3.50%	0.15%
3.51% - 4.00%	69.43%
4.01% - 4.50%	26.99%
4.51% - 5.00%	2.69%
5.01% - 5.50%	0.74%

Product Type

Fixed Rate 30YR	99.85%
Fixed Rate 20YR	0.15%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	46.87%
IL	7.56%
MA	7.05%
VA	5.01%
CO	4.34%
TX	3.00%
MD	3.00%
GA	2.98%
NY	2.93%
WA	2.59%
Other	14.66%

Occupancy

Primary	96.11%
Second Home	3.89%

Property Type

Single Family Det	66.29%
Single Family Att	1.14%
PUD	26.33%
Condominium	3.72%
Cooperative Unit	0.41%
2-4 Family	2.11%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2013-11	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Sep-13	345,785,449	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	33,602	33,602		0.12
Oct-13	344,841,067	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	438,188	471,790		1.63
Nov-13	343,148,879	1	518,467	0.15%	0	0	0.00%	0	0	0.00%	0.00	1,184,143	1,655,933	1.91	2.85
Dec-13	340,366,343	4	2,804,476	0.82%	0	0	0.00%	0	0	0.00%	0.00	2,272,928	3,928,861	4.45	4.49
Jan-14	338,417,822	2	1,818,279	0.53%	0	0	0.00%	0	0	0.00%	0.00	1,439,426	5,368,287	5.58	4.61
Feb-14	337,151,876	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	756,453	6,124,740	5.13	4.23
Mar-14	336,601,149	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	40,315	6,165,055	2.61	3.56
Apr-14	335,791,492	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	296,615	6,461,670	1.29	3.21
May-14	333,353,223	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,923,231	8,384,901	2.67	3.66
Jun-14	332,743,010	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	95,980	8,480,881	2.74	3.30
Jul-14	329,823,359	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,403,589	10,884,470	5.19	3.82
Aug-14	324,741,780	1	879,032	0.27%	0	0	0.00%	0	0	0.00%	0.00	4,566,702	15,451,172	8.25	4.94
Sep-14	319,392,009	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,839,692	20,290,864	13.52	5.97
Oct-14	317,248,036	1	645,415	0.20%	0	0	0.00%	0	0	0.00%	0.00	1,639,184	21,930,048	12.79	5.98
Nov-14	312,900,964	1	658,736	0.21%	0	0	0.00%	0	0	0.00%	0.00	3,842,806	25,772,854	12.17	6.56
Dec-14	308,048,666	1	723,678	0.23%	0	0	0.00%	0	0	0.00%	0.00	4,351,953	30,124,807	11.81	7.19
Jan-15	301,861,652	1	1,359,507	0.44%	0	0	0.00%	0	0	0.00%	0.00	5,689,241	35,814,048	16.46	8.06
Feb-15	300,154,792	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,217,949	37,031,997	13.70	7.88
Mar-15	293,981,389	1	924,651	0.31%	0	0	0.00%	0	0	0.00%	0.00	5,684,456	42,716,453	15.44	8.65

SEMT 2013-12

Original Pool Characteristics

Total Stated Principal Balance	$324,984,227
Number of Mortgage Loans	410
Average Stated Principal Balance	$792,644
Weighted Average Mortgage Rate	4.686%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358%
Weighted Average FICO (by Securitized Balance)	766
Weighted Average Loan-to-Value Ratio (by Original Balance)	69.83%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

3.501% - 3.750%	4.02%
3.751% - 4.000%	8.69%
4.001% - 4.250%	9.09%
4.251% - 4.500%	15.06%
4.501% - 4.750%	18.65%
4.751% - 5.000%	21.76%
5.001% - 5.250%	13.93%
5.251% - 5.500%	6.17%
5.501% - 5.750%	2.05%
5.751% - 6.000%	0.59%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	1.75%
No	98.25%

Geographic Distribution

CA	39.96%
TX	7.75%
NY	7.11%
MA	4.61%
WA	4.56%
VA	4.24%
CO	3.37%
AZ	2.85%
MD	2.41%
FL	2.07%
Other	21.07%

Occupancy

Primary	91.76%
Second Home	6.14%
Investment Property	2.10%

Property Type

Single Family Det	61.44%
Single Family Att	1.03%
PUD	25.02%
Condominium	8.21%
Cooperative Unit	1.76%
2-4 Family	2.53%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2013-12	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Dec-13	321,988,340	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	2,579,300	2,579,300		9.13
Jan-14	317,860,871	2	1,682,789	0.52%	0	0	0.00%	0	0	0.00%	0.00	3,711,181	6,290,481		20.96
Feb-14	312,331,031	1	509,711	0.16%	0	0	0.00%	0	0	0.00%	0.00	5,115,211	11,405,692	13.37	19.36
Mar-14	310,386,285	3	2,399,984	0.77%	0	0	0.00%	0	0	0.00%	0.00	1,533,397	12,939,089	12.31	15.07
Apr-14	301,152,596	1	687,612	0.22%	0	0	0.00%	0	0	0.00%	0.00	8,822,492	21,761,581	18.16	18.89
May-14	293,829,257	1	640,982	0.21%	0	0	0.00%	0	0	0.00%	0.00	6,919,896	28,681,477	20.43	20.03
Jun-14	290,970,091	1	1,261,084	0.43%	0	0	0.00%	0	0	0.00%	0.00	2,462,935	31,144,412	21.55	18.40
Jul-14	283,301,867	2	1,982,636	0.69%	0	0	0.00%	0	0	0.00%	0.00	7,273,466	38,417,878	20.43	19.59
Aug-14	273,931,581	1	664,735	0.24%	0	0	0.00%	0	0	0.00%	0.00	8,983,280	47,401,158	23.23	21.29
Sep-14	267,368,953	0	0	0.00%	1	664,735	0.24%	0	0	0.00%	0.00	6,184,945	53,586,103	27.56	21.62
Oct-14	261,600,414	2	1,411,136	0.53%	1	663,938	0.25%	0	0	0.00%	0.00	5,397,138	58,983,241	26.12	21.65
Nov-14	247,435,743	1	1,123,250	0.45%	0	0	0.00%	0	0	0.00%	0.00	13,797,777	72,781,018	32.33	24.52
Dec-14	240,713,747	3	1,859,661	0.77%	1	1,123,250	0.46%	0	0	0.00%	0.00	6,374,948	79,155,966	33.22	24.75
Jan-15	233,659,427	2	1,683,903	0.71%	0	0	0.00%	0	0	0.00%	0.00	6,711,934	85,867,900	35.31	25.09
Feb-15	225,715,175	0	0	0.00%	1	563,254	0.24%	0	0	0.00%	0.00	7,611,900	93,479,800	29.60	25.70
Mar-15	216,746,098	2	1,960,159	0.90%	0	0	0.00%	0	0	0.00%	0.00	8,644,195	102,123,995	33.16	26.57

SEMT 2014-1

Original Pool Characteristics

Total Stated Principal Balance	$347,304,602
Number of Mortgage Loans	429
Average Stated Principal Balance	$809,567
Weighted Average Mortgage Rate	4.199%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	305%
Weighted Average FICO (by Securitized Balance)	765
Weighted Average Loan-to-Value Ratio (by Original Balance)	67.51%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

2.501% - 2.750%	0.99%
2.751% - 3.000%	2.56%
3.001% - 3.250%	6.38%
3.251% - 3.500%	8.56%
3.501% - 3.750%	9.63%
3.751% - 4.000%	10.35%
4.001% - 4.250%	12.87%
4.251% - 4.500%	14.36%
4.501% - 4.750%	16.45%
4.751% - 5.000%	12.80%
5.001% - 5.250%	3.99%
5.251% - 5.500%	0.85%
5.501% - 5.750%	0.24%

Product Type

Fixed Rate 30YR	57.77%
Fixed Rate 15YR	28.61%
Hybrid 10YR Fixed	13.62%

Interest Only Loans

Yes	3.20%
No	96.80%

Geographic Distribution

CA	54.05%
TX	7.24%
MA	5.69%
WA	4.86%
NY	3.63%
CO	2.55%
GA	2.48%
FL	2.36%
VA	2.22%
IL	2.07%
Other	12.85%

Occupancy

Primary	92.43%
Second Home	6.91%
Investment Property	0.66%

Property Type

Single Family Det	65.57%
Single Family Att	0.22%
PUD	24.19%
Condominium	7.42%
Cooperative Unit	0.43%

2-4 Family	2.16%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2014-1	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Apr-14	345,359,875	1	555,000	0.16%	0	0	0.00%	0	0	0.00%	0.00	1,183,672	1,183,672		4.01
May-14	339,884,241	15	11,531,395	3.38%	0	0	0.00%	0	0	0.00%	0.00	4,712,997	5,896,669		22.83
Jun-14	336,276,568	3	2,507,346	0.74%	0	0	0.00%	0	0	0.00%	0.00	2,854,378	8,751,047	9.77	17.60
Jul-14	332,945,443	6	3,780,781	1.13%	0	0	0.00%	0	0	0.00%	0.00	2,580,593	11,331,640	11.32	12.53
Aug-14	325,091,095	2	1,353,907	0.41%	0	0	0.00%	0	0	0.00%	0.00	7,106,158	18,437,798	14.05	15.25
Sep-14	317,576,050	2	1,929,021	0.60%	0	0	0.00%	0	0	0.00%	0.00	6,784,419	25,222,217	18.31	16.76
Oct-14	310,958,243	2	1,795,270	0.57%	0	0	0.00%	0	0	0.00%	0.00	5,896,005	31,118,222	21.87	17.37
Nov-14	306,861,223	4	3,809,460	1.23%	0	0	0.00%	0	0	0.00%	0.00	3,387,056	34,505,278	18.47	16.70
Dec-14	299,046,455	1	909,654	0.30%	0	0	0.00%	0	0	0.00%	0.00	7,109,459	41,614,737	19.22	17.75
Jan-15	292,967,159	3	2,964,496	1.01%	0	0	0.00%	0	0	0.00%	0.00	5,380,912	46,995,649	15.38	17.99
Feb-15	288,719,010	4	3,388,705	1.17%	0	0	0.00%	0	0	0.00%	0.00	3,553,889	50,549,538	11.48	17.60
Mar-15	280,160,606	4	3,166,280	1.12%	0	0	0.00%	0	0	0.00%	0.00	7,870,596	58,420,133	14.77	18.67

SEMT 2014-2

Original Pool Characteristics

Total Stated Principal Balance	$306,046,543
Number of Mortgage Loans	438
Average Stated Principal Balance	$698,736
Weighted Average Mortgage Rate	4.410%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358
Weighted Average FICO (by Securitized Balance)	769
Weighted Average Loan-to-Value Ratio (by Original Balance)	71.06%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

3.751% - 4.000%	2.34%
4.001% - 4.250%	31.13%
4.251% - 4.500%	45.27%
4.501% - 4.750%	14.67%
4.751% - 5.000%	6.11%
5.001% - 5.250%	0.47%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	37.38%
WA	13.88%
TX	10.68%
VA	4.84%
MA	4.15%
FL	3.08%
IL	2.88%
CO	2.71%
GA	2.38%
OR	2.24%
Other	15.78%

Occupancy

Primary	94.79%
Second Home	4.18%
Investment Property	1.03%

Property Type

Single Family Det	59.90%
Single Family Att	0.31%
PUD	31.86%
Condominium	7.51%
Cooperative Unit	0.14%
2-4 Family	0.28%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2014-2	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Aug-14	304,767,435	1	579,236	0.18%	0	0	0.00%	0	0	0.00%	0.00	862,376	862,376		3.33
Sep-14	300,799,683	4	2,066,858	0.68%	0	0	0.00%	0	0	0.00%	0.00	3,549,954	4,412,330		16.03
Oct-14	298,146,261	1	1,282,341	0.42%	0	0	0.00%	0	0	0.00%	0.00	2,238,086	6,650,416	8.45	12.40
Nov-14	290,843,301	0	0	0.00%	1	1,282,341	0.44%	0	0	0.00%	0.00	6,888,426	13,538,842	15.69	16.64
Dec-14	284,610,427	2	1,340,542	0.47%	0	0	0.00%	0	0	0.00%	0.00	5,825,576	19,364,418	18.52	17.92
Jan-15	279,893,593	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,315,143	23,679,561	13.27	17.71
Feb-15	268,177,448	1	574,593	0.21%	0	0	0.00%	0	0	0.00%	0.00	11,315,623	34,995,184	20.28	21.75
Mar-15	254,554,887	4	2,370,470	0.93%	0	0	0.00%	0	0	0.00%	0.00	13,233,802	48,228,986	30.81	25.73

SEMT 2014-3

Original Pool Characteristics

Total Stated Principal Balance	$329,561,674
Number of Mortgage Loans	461
Average Stated Principal Balance	$714,884
Weighted Average Mortgage Rate	4.239%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358
Weighted Average FICO (by Securitized Balance)	771
Weighted Average Loan-to-Value Ratio (by Original Balance)	69.88%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

3.501% - 3.750%	0.56%
3.751% - 4.000%	19.76%
4.001% - 4.250%	43.49%
4.251% - 4.500%	29.96%
4.501% - 4.750%	5.13%
4.751% - 5.000%	0.86%
5.001% - 5.250%	0.23%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	32.54%
TX	11.72%
WA	9.14%
MA	6.29%
VA	5.22%
FL	4.26%
NY	3.50%
IL	3.42%
CO	3.35%
NC	2.98%
Other	17.58%

Occupancy

Primary	95.20%
Second Home	4.30%
Investment Property	0.50%

Property Type

Single Family Det	60.56%
Single Family Att	1.73%
PUD	28.63%
Condominium	6.50%
Cooperative Unit	0.39%
2-4 Family	2.19%

Documentation

Full Documentation	99.85%
Less than Full	0.15%

SEMT 2014-3	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Oct-14	327,616,340	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,480,704	1,480,704		5.26
Nov-14	324,993,515	3	1,710,827	0.52%	0	0	0.00%	0	0	0.00%	0.00	2,156,054	3,636,758		11.06
Dec-14	321,454,532	1	710,876	0.22%	0	0	0.00%	0	0	0.00%	0.00	3,072,593	6,709,351	7.93	10.93
Jan-15	318,478,412	1	1,006,193	0.31%	0	0	0.00%	0	0	0.00%	0	2,511,304	9,220,655	6.72	10.79
Feb-15	313,644,480	2	1,245,147	0.39%	0	0	0.00%	0	0	0.00%	0	4,371,890	13,592,545	8.32	11.95
Mar-15	304,153,482	0	0	0.00%	0	0	0.00%	0	0	0.00%	0	9,031,561	22,624,106	15.84	15.82

SEMT 2014-4

Original Pool Characteristics

Total Stated Principal Balance	$341,506,351
Number of Mortgage Loans	479
Average Stated Principal Balance	$712,957
Weighted Average Mortgage Rate	4.190%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	358
Weighted Average FICO (by Securitized Balance)	773
Weighted Average Loan-to-Value Ratio (by Original Balance)	69.37%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

3.501% - 3.750%	0.83%
3.751% - 4.000%	31.52%
4.001% - 4.250%	37.83%
4.251% - 4.500%	24.66%
4.501% - 4.750%	4.87%
4.751% - 5.000%	0.29%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	32.78%
MA	9.52%
TX	9.16%
FL	4.85%
VA	4.74%
NY	4.66%
MD	4.50%
WA	4.49%
GA	4.26%
IL	3.85%
Other	17.21%

Occupancy

Primary	94.78%
Second Home	4.84%
Investment Property	0.38%

Property Type

Single Family	60.66%
PUD	27.96%
Condominium	9.24%
Two Family	1.04%
3-4 Family	0.78%
Cooperative Unit	0.32%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2014-4	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Dec-14	339,883,688	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	1,138,245	1,138,245		3.93
Jan-15	338,163,266	1	597,178	0.17%	0	0	0.00%	0	0	0.00%	0.00	1,230,851	2,369,096		8.04
Feb-15	335,850,937	1	456,927	0.13%	1	597,178	0.17%	0	0	0.00%	0.00	1,823,532	4,192,628	3.56	7.17
Mar-15	331,049,303	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	4,314,126	8,506,754	7.08	9.65

SEMT 2015-1

Original Pool Characteristics

Total Stated Principal Balance	$338,795,838
Number of Mortgage Loans	478
Average Stated Principal Balance	$708,778
Weighted Average Mortgage Rate	4.184%
Weighted Average Remaining Term to Maturity (in Months by Securitized Balance)	357
Weighted Average FICO (by Securitized Balance)	769
Weighted Average Loan-to-Value Ratio (by Original Balance)	69.95%
Number of Mortgage Loans Originated with Exceptions to Eligibility Criteria	[ ]

Mortgage Rate Range

3.501% - 3.750%	1.17%
3.751% - 4.000%	26.12%
4.001% - 4.250%	48.42%
4.251% - 4.500%	20.61%
4.501% - 4.750%	3.33%
4.751% - 5.000%	0.35%

Product Type

Fixed Rate 30YR	100.00%

Interest Only Loans

Yes	0.00%
No	100.00%

Geographic Distribution

CA	38.33%
WA	10.26%
TX	8.06%
MA	5.25%
IL	4.38%
CO	4.10%
FL	4.00%
NY	3.53%
VA	3.33%
GA	2.69%
Other	16.06%

Occupancy

Primary	90.83%
Second Home	6.58%
Investment Property	2.59%

Property Type

Single Family	62.01%
PUD	25.38%
Condominium	7.32%
2 to 4 Family	3.05%
Cooperative Unit	1.72%
1 Family Attached	0.50%

Documentation

Full Documentation	100.00%
Less than Full	0.00%

SEMT 2015-1	Ending Balance	30 Day Delq #	30 Day Delq Balance	30 Day Delq Balance %	60 Day Delq #	60 Day Delq Balance	60 Day Delq Balance %	90+ Day Delq #	90+ Day Delq Balance	90+ Day Delq Balance %	Cumulative Loss Amount	Prepayment Amount	Cumulative Prepayment Amount	3 Month CPR	Cumulative CPR
Feb-15	337,837,219	0	0	0.00%	0	0	0.00%	0	0	0.00%	0.00	478,775	478,775		1.69
Mar-15	332,888,472	2	1,383,870	0.41%	0	0	0.00%	0	0	0.00%	0.00	4,467,496	4,946,271		14.78

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information or to make any representations not contained in this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby by anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation.

$[ ] (Approximate)

SEQUOIA MORTGAGE TRUST 2015-[ ]

Mortgage Pass-Through Certificates

RWT Holdings, Inc.
Sponsor

Sequoia Residential Funding, Inc.

Sequoia Mortgage Trust 2015-[ ]
Issuing Entity

PROSPECTUS

[UNDERWRITER]

[__], 2015

Dealers will be required to deliver a prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the certificates, whether or not participating in this offering, may be required to deliver a prospectus until ninety days after the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. *Other Expenses of Issuance and Distribution*

Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance and distribution of the Offered Securities.

SEC Filing Fee	$116.20
Trustee's Fees and Expenses*	45,000
Legal Fees and Expenses*	300,000
Accounting Fees and Expenses*	150,000
Printing and Engraving Expenses*	175,000
Blue Sky Qualification and Legal Investment Fees and Expenses*	10,000
Rating Agency Fees*	400,000
Miscellaneous	10,000
TOTAL	$1,090,116.20

* Estimated in accordance with Item 511 of Regulation S-K.

Item 13. *Indemnification of Directors and Officers*

Under the laws that govern the organization of the registrant, the registrant has the power and in some instances may be required to provide an agent, including an officer or director, who was or is a party or is threatened to be made a party to certain proceedings, with indemnification against certain expenses, judgments, fines, settlements and other amounts under certain circumstances. The registrant's Amended and Restated Certificate of Incorporation and Bylaws provide for indemnification of directors and officers of the registrant to the fullest extent permitted by the laws which govern its organization. In addition, the registrant has entered into indemnification agreements with its directors and certain of its officers and the directors of certain of its subsidiaries and affiliates which obligate the registrant to indemnify them against certain losses relating to their service to us and the related costs of defense.

The form of the Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides that the registrant will indemnify and reimburse the underwriter(s) and each controlling person of the underwriter(s) with respect to certain expenses and liabilities, including liabilities under the 1933 Act or other federal or state regulations or under the common law, which arise out of or are based on certain material misstatements or omissions in the Registration Statement. In addition, the Underwriting Agreement provides that the underwriter(s) will similarly indemnify and reimburse the registrant and its controlling persons with respect to certain material misstatements or omissions in the Registration Statement which are based on certain written information furnished by the underwriter(s) for use in connection with the preparation of the Registration Statement.

The form of Pooling and Servicing Agreement, filed as Exhibit 4.1 to this Registration Statement, provide that the registrant and its controlling persons will be entitled to indemnification by the related issuing entity and will be held harmless against any loss, liability or expense incurred in connection with any legal action relating to the Pooling and Servicing Agreement or the securities for the related series, other than any loss, liability or expense related to any specific loan or loans (except any loss, liability or expense otherwise reimbursable pursuant to the Pooling and Servicing Agreement) and any loss, liability or expense incurred by reason of willful misfeasance, bad faith or gross negligence in the performance of the indemnified party's duties thereunder or by reason of reckless disregard by the indemnified party of obligations and duties thereunder.

The directors and officers of the registrant have entered into indemnification agreements with Redwood Trust, Inc. and are covered by a directors' and officers' liability insurance policy maintained by Redwood Trust, Inc. for the benefit of all of its subsidiaries.

Item 14. *Exhibits*

Exhibit No.	Description
1.1	Form of Underwriting Agreement.
3.1	Restated Certificate of Incorporation of Sequoia Residential Funding, Inc.*
4.1	Form of Pooling and Servicing Agreement.
4.2	Form of Mortgage Loan Purchase and Sale Agreement between Seller and Depositor.
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP.
8.1	Opinion of Orrick, Herrington & Sutcliffe LLP with respect to tax matters (included in Exhibit 5.1).
10.1	Form of Servicing Agreement.
23.1	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included on pages II-7 and II-8).
25.1	Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939 (to be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939).
36.1	Form of Depositor Certification.

_____

* Incorporated by reference to the correspondingly numbered exhibit to the Registration Statement on Form S-3 (333-90772) filed by the registrant.

Item 15. *Undertakings*

    A.   *Undertaking pursuant to Rule 415.*

The registrant hereby undertakes:

    (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided, *however*, That:

    (A)   Paragraphs A.(1)(i), A.(1)(ii) and A.(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is part of the registration statement; and

    (B)   Paragraphs A.(1)(i) and A.(1)(ii) do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§229.1100(c)).

    (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

    (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is relying on § 230.430D of this chapter:

(A)   Each prospectus filed by the registrant pursuant to §§ 230.424(b)(3) and (h) of this chapter shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)   Each prospectus required to be filed pursuant to § 230.424(b)(2), (b)(5), or (b)(7) of this chapter as part of a registration statement in reliance on § 230.430D of this chapter relating to an offering made pursuant to § 230.415(a)(1)(vii) or (a)(1)(xii) of this chapter for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 (15 U.S.C. 77j(a)) shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in § 230.430D of this chapter, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)   If the registrant is relying on § 230.430D of this chapter, with respect to any offering of securities registered on Form SF-3 (§ 239.45 of this chapter), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with § 230.424(h) and § 230.430D of this chapter.

B.   *Undertaking in respect of filings incorporating subsequent Exchange Act documents by reference.*

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

C.   *Undertaking in respect of qualification of trust indentures under the Trust Indenture Act of 1939 for delayed offerings.*

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

D.   *Undertaking in respect of indemnification.*

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

E.   *Undertaking pursuant to Rule 430A under the Securities Act of 1933*:

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and

contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on the 25th day of June, 2015.

SEQUOIA RESIDENTIAL FUNDING, INC.

By:

Name: Brett D. Nicholas
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Brett D. Nicholas and Christopher J. Abate as his true and lawful agent, proxy and attorney-in-fact, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign, and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed under the Securities Act, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, each person whose signature appears below has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Brett D. Nicholas	Chief Executive Officer, President and Director (Principal Executive Officer)	June 25, 2015
Christopher J. Abate	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	June 25, 2015

Signature	Title	Date
Joseph G. Daher	Director	June 25, 2015
C. Jason Moutray	Director	June 25, 2015
Henry B. Pilger	Director	June 25, 2015

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement.
3.1	Restated Certificate of Incorporation of Sequoia Residential Funding, Inc.*
4.1	Form of Pooling and Servicing Agreement.
4.2	Form of Mortgage Loan Purchase and Sale Agreement between Seller and Depositor.
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP.
8.1	Opinion of Orrick, Herrington & Sutcliffe LLP as to tax matters (included in Exhibit 5.1).
10.1	Form of Servicing Agreement.
23.1	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included on pages II-7 and II-8).
25.1	Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939 (to be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939).
36.1	Form of Depositor Certification.

_____

* Incorporated by reference to the correspondingly numbered exhibit to the Registration Statement on Form S-3 (333-90772) filed by the registrant.

EXHIBIT 1.1

SEQUOIA MORTGAGE TRUST _____
Mortgage Pass-Through Certificates, Series _____

UNDERWRITING AGREEMENT

_____ __, 201_

The Firm or Firms
   of Underwriters named
   on the signature page hereof

Ladies and Gentlemen:

Sequoia Residential Funding, Inc., a Delaware corporation (the "Depositor") and an indirect wholly-owned limited purpose subsidiary of Redwood Trust, Inc., a Maryland corporation ("Redwood Trust"), proposes to sell to you (the "Underwriter") the Underwritten Certificates (as defined below), and to cause Sequoia Mortgage Trust _____ (the "Issuing Entity"), a common law trust governed by New York law, to issue its Mortgage Pass-Through Certificates, Class ___, Class ___, Class ___ and Class ___ (in the principal or notional amounts specified in the last column of Schedule 1 hereto, the "Underwritten Certificates"), having the characteristics set forth in the Final Prospectus, evidencing beneficial ownership interests in the Issuing Entity, the assets of which will consist primarily of a pool of mortgage loans secured by first liens on one- to four-family residential properties, including condominiums, planned unit developments and cooperatives (collectively, the "Mortgage Loans"). Simultaneously with the issuance and sale of the Underwritten Certificates, the Class ___, Class ___, Class ___, Class ___, Class ___, Class ___, Class ___ and Class ___ Certificates (together with the Underwritten Certificates, the "Certificates") are being issued. The Mortgage Loans will have the characteristics described in the Final Prospectus, subject to the variances, ranges, minimums and maximums set forth in the Final Prospectus.

The Issuing Entity will be formed, and the Certificates will be issued, pursuant to a pooling and servicing agreement (the "Pooling and Servicing Agreement") dated as of _____ __, 201_, between the Depositor, _____, as master servicer (the "Master Servicer"), _____, as securities administrator (the "Securities Administrator"), _____, as trustee (in such capacity, the "Trustee"), and acknowledged as to specified sections by Redwood Residential Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Redwood Trust, as seller (the "Seller"). On or about _____ __, 201_ (the "Closing Date"), the Seller will assign all of its right, title and interest in the Mortgage Loans to the Depositor pursuant to a mortgage loan purchase and sale agreement, dated as of _____ __, 201_ (the "Mortgage Loan Purchase Agreement"), between the Seller, as seller, and the Depositor, as purchaser. Pursuant to the Pooling and Servicing Agreement, the Mortgage Loans will, in turn, be assigned by the Depositor to the Trustee for the benefit of the Certificateholders, together with all principal and interest collections received with respect to the Mortgage Loans after _____ __, 201_ (the "Cut-off Date"). The Trustee will concurrently with such assignment, authenticate and deliver the Certificates to the Depositor, and the Depositor will sell the Underwritten Certificates, in the initial Class Principal Amounts or Notional Amounts, as applicable, as set forth on Schedule 1 annexed hereto, to the Underwriter. In addition, pursuant to various assignment, assumption and recognition agreements and assignment of representations and warranties agreements (the "Assignment Agreements"), (i) the Seller will assign its rights under various underlying mortgage loan purchase and servicing agreements relating to the Mortgage Loans, entered into by the Seller (collectively, the "Underlying Purchase and Servicing Agreements"), to the Depositor and (ii) the Depositor will, in turn, assign its rights under the Underlying Purchase and Servicing Agreements to the Trustee

2

for the benefit of the Certificateholders. The Master Servicer will monitor the servicing of the Mortgage Loans by the servicers pursuant to the provisions of the Pooling and Servicing Agreement.

The Pooling and Servicing Agreement, the Mortgage Loan Purchase Agreement, the Assignment Agreements, the Underlying Purchase and Servicing Agreements and this Agreement are sometimes referred to herein collectively as the "Transaction Documents." Capitalized terms shall have the respective meanings set forth in this Agreement (or by reference to Section 10 hereof) or, if not defined therein, as set forth in the Pooling and Servicing Agreement.

1.   Representations and Warranties. The Seller, the Depositor and Redwood Trust jointly and severally represent and warrant to, and agree with, the Underwriter that:

(i)   A registration statement on Form SF-3 (File Nos. 333-_____ and 333-_____-__) relating to mortgage pass-through certificates has been filed with the Securities and Exchange Commission (the "Commission") and has become effective under the Securities Act of 1933, as amended (the "Securities Act"). Such registration statement as of its effective date, and each amendment thereto and any document incorporated by reference therein and any prospectus included or deemed or retroactively deemed to be a part thereof pursuant to Rule 430A or Rule 430D, as of the date of this Agreement, is hereinafter referred to as the "Registration Statement." The Registration Statement meets the requirements set forth in Rule 415(a)(1)(vii) under the Securities Act. As of the Closing Date, no stop order suspending the effectiveness of such Registration Statement has been issued and no proceedings for that purpose have been initiated or, to the knowledge of the Seller, the Depositor or Redwood Trust, threatened by the Commission. The Depositor proposes to prepare and file with the Commission

pursuant to Rule 424 under the Securities Act a final prospectus dated on or about

_____ __, 201_ relating to the Underwritten Certificates in the form filed after the date

of this Agreement pursuant to Section 424(b) that discloses the purchase price to be paid

by the Underwriter and other final terms of the Underwritten Certificates (together with

any revision, amendment or supplement and including the documents incorporated

therein as of the time of such filing, the "Final Prospectus"). In connection with the

offering of the Underwritten Certificates, the Depositor has also prepared a preliminary

prospectus dated _____ __, 201_, which constitutes a statutory prospectus to be

retroactively included in the Registration Statement and has been or will be filed with the

Commission pursuant to Rule 424(b) under the Securities Act (the "Preliminary

Prospectus"). The Preliminary Prospectus and the Final Prospectus separately, are

referred to herein as a "Prospectus." Any reference herein to the Registration Statement

or a Prospectus shall be deemed to refer to and include the documents incorporated by

reference therein pursuant to Item 10 of Form SF-3 which were filed under the Securities

Exchange Act of 1934, as amended (the "Exchange Act"), on or before the date on which

the Registration Statement, as amended, became effective, or the issue date of the

Preliminary Prospectus, or the date on which the Final Prospectus is filed pursuant to

Rule 424(b) under the Securities Act, as the case may be; and any reference herein to the

terms "amend," "amendment" or "supplement" with respect to the Registration Statement

and each Prospectus shall be deemed to refer to and include any document incorporated

by reference therein which is filed under the Exchange Act after the date on which the

Registration Statement became effective, the issue date of the Preliminary Prospectus or the date on which a Final Prospectus is filed pursuant to Rule 424(b) under the Securities Act, as the case may be.

(ii)   Each of (A) the Registration Statement, as of its effective date, (B) the Preliminary Prospectus and (C) the Final Prospectus, as of its issue date, as revised, amended or supplemented and filed with the Commission prior to the termination of the offering of the Underwritten Certificates, will conform in all material respects to the requirements of the Securities Act and the rules and regulations (the "Regulations") of the Commission thereunder applicable to such documents as of their respective dates, and the Registration Statement and the Final Prospectus as revised, amended or supplemented and filed with the Commission as of the Closing Date will conform in all material respects to the requirements of the Securities Act and the Regulations of the Commission applicable to such documents as of the Closing Date. None of (A) the Registration Statement, at the time it became effective and as of the Closing Date, (B) the Preliminary Prospectus, as of its issue date and as of _____ __, 201_, which the Underwriter has advised the Depositor is the first date on which a Contract of Sale has been entered into, or (C) the Final Prospectus, as of its issue date, as of the date of any Contract of Sale that occurs after the date of the Final Prospectus and prior to the Closing Date, and as of the Closing Date, contained or will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided*, *however*, that the Seller, the Depositor and Redwood Trust make no representations, warranties or agreements as to the information contained in a Prospectus or any revision or amendment thereof or supplement thereto (in the case of the Final

Prospectus) in reliance upon and in conformity with information furnished in writing to the Depositor by or on behalf of the Underwriter specifically for use in connection with the preparation of a Prospectus or any revision or amendment thereof or supplement thereto (in the case of the Final Prospectus), such information being defined as the "Underwriter Information" in Section 10 hereof.

If, subsequent to the date of this Agreement, the Depositor and the Underwriter determine that such information included an untrue statement of material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and terminate their old Contracts of Sale and enter into new Contracts of Sale with investors in the Underwritten Certificates, then the Preliminary Prospectus will refer to the information agreed upon in writing by the Depositor and the Underwriter and conveyed to purchasers at the time of entry into the first such new Contract of Sale, including any information that corrects such material misstatements or omissions ("Corrective Information") and the date of each affected Contract of Sale will refer to the time and date agreed upon by the Depositor and the Underwriter.

(iii) The conditions to the use by the Depositor of a registration statement on Form SF-3 under the Securities Act, as set forth in the General Instructions to Form SF-3, have been satisfied with respect to the Registration Statement. There are no contracts or documents of the Depositor which are required to be filed as exhibits to the Registration Statement pursuant to the Securities Act or the Regulations of the Commission thereunder which have not been so filed.

(iv)   (A) At the time of the filing of the Registration Statement and (B) at the date of this Agreement, the Depositor was not and is not an "ineligible issuer," as defined in Rule 405 under the Securities Act.

(v)   As of the date hereof, as of the date of any Contract of Sale and at all subsequent times through the completion of the public offer and sale of the Underwritten Certificates, the Preliminary Prospectus issued at or prior to the date hereof, any Issuer Information or the Seller Mortgage Loan Information (each as defined below) contained in a Free Writing Prospectus other than an Underwriter Free Writing Prospectus did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided*, *however*, that no representation is made as to any Underwriter Information.

(vi)   The Underwritten Certificates conform in all material respects to the description thereof contained in the Final Prospectus. The issuance of the Underwritten Certificates has been authorized, and on the Closing Date the Underwritten Certificates will have been duly and validly executed, authenticated and delivered in accordance with the Pooling and Servicing Agreement and delivered to the Underwriter for the account of the Underwriter against payment therefor as provided herein, and such Certificates will be duly and validly issued and outstanding and entitled to the benefits afforded by the Pooling and Servicing Agreement. Each Underwritten Certificate of the Class (or if applicable, Classes) or type indicated to be "mortgage related securities" under the heading "Summary of Terms — Legal Investment" in the Final Prospectus will, when issued, be a "mortgage related security" as such term is defined in Section 3(a)(41) of the Exchange Act.

(vii)   This Agreement has been duly authorized, executed and delivered by each of the Seller, the Depositor and Redwood Trust, and as of the Closing Date, each of the other Transaction Documents to which the Seller, the Depositor or Redwood Trust is a party will have been, duly authorized, executed and delivered by the Seller, the Depositor or Redwood Trust, as applicable, and will conform in all material respects to the descriptions thereof contained in the Final Prospectus and, assuming the valid execution and delivery thereof by the other parties thereto, each Transaction Document to which Redwood Trust, the Seller or the Depositor is a party will constitute a legal, valid and binding agreement of the Seller, the Depositor or Redwood Trust, as applicable, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general principles of equity.

(viii)   Each of the Seller, the Depositor and Redwood Trust has been duly incorporated and is validly existing as a corporation in good standing under the laws of its respective state of incorporation, and each of the Seller, the Depositor and Redwood Trust is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction where the character of its respective properties or the nature of its respective activities makes such qualification necessary, except such jurisdictions, if any, in which the failure to be so qualified will not have a material adverse effect on the condition (financial or otherwise), earnings, regulatory affairs, business affairs, business prospects or properties of Redwood Trust, the Seller or the

8

Depositor; each of Redwood Trust, the Seller and the Depositor holds all material licenses, certificates and permits from all governmental authorities necessary for the conduct of its respective business as described in the Final Prospectus; and each of the Seller, the Depositor and Redwood Trust has the corporate power and authority to own its respective properties and conduct its respective business as described in the Final Prospectus and to enter into and perform its respective obligations under each Transaction Document to which it is a party.

(ix)   Neither the issuance, delivery or sale of the Underwritten Certificates, nor the consummation of any other of the transactions contemplated herein, nor the execution and delivery of the Transaction Documents by the Seller, the Depositor or Redwood Trust, as applicable, and compliance with the provisions of the Transaction Documents, does or will conflict with or result in the breach of any material term or provision of the certificate of incorporation or by-laws of the Seller, the Depositor, or Redwood Trust, and none of the Seller, the Depositor or Redwood Trust is in breach or violation of or in default (nor has an event occurred which with notice or lapse of time or both would constitute a default) under the terms of (i) any indenture, contract, lease, mortgage, deed of trust, note, agreement or other evidence of indebtedness or other agreement, obligation or instrument to which the Seller, the Depositor or Redwood Trust is a party or by which it or its respective properties are bound, or (ii) any law, decree, order, rule or regulation applicable to the Seller, the Depositor or Redwood Trust of any court or supervisory, regulatory, administrative or governmental agency, body or authority, or arbitrator having jurisdiction over the Seller, the Depositor or Redwood Trust, or its respective properties, in each case the default, breach or violation of which would have a material adverse effect on the Depositor, Redwood Trust, the Issuing Entity or the Certificates or on the ability of the Seller, the Depositor or Redwood Trust to perform its respective obligations under the Transaction Documents to which it is a party; and none of the delivery of the Certificates, the consummation of any other of the transactions contemplated herein, or the compliance with the provisions of the Transaction Documents will result in such a default, breach or violation or which would have such a material adverse effect. Each of the Seller, the Depositor and Redwood Trust is in compliance with all applicable provisions of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, any applicable anti-money laundering statutes, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

(x)   No filing or registration with, notice to, or consent, approval, authorization or order or other action of any court or governmental authority or agency is required for the consummation by the Seller, the Depositor or Redwood Trust of the transactions contemplated by the Transaction Documents to which it is a party (other than as required under "blue sky" or state securities laws, as to which no representations and warranties are made by the Seller, the Depositor or Redwood Trust), except such as have been, or will have been prior to the Closing Date, obtained under the Securities Act, and such recordations of the assignment of the Mortgage Loans to the Trustee (to the extent such recordations are required pursuant to the Pooling and Servicing Agreement and/or

Underlying Purchase and Servicing Agreements) or filings under the Uniform Commercial Code that have not yet been completed.

(xi)   Except as described in the Final Prospectus, there is no action, order, suit or proceeding before or by any court, administrative or governmental agency now pending to which the Seller, the Depositor or Redwood Trust is a party, or to the best knowledge of each of the Seller, the Depositor or Redwood Trust, threatened against the Seller, the Depositor or Redwood Trust, which could reasonably result individually or in the aggregate in any material adverse change in the condition (financial or otherwise), earnings, regulatory affairs, business affairs, business prospects or properties of the Seller, the Depositor or Redwood Trust or could reasonably interfere with or materially and adversely affect the consummation of the transactions contemplated by the Transaction Documents.

(xii)   At the time of execution and delivery of the Mortgage Loan Purchase Agreement between the Seller and the Depositor, the Seller (A) will have good title to and be the sole owner of the Mortgage Loans being sold to the Depositor pursuant thereto, free and clear of any lien, mortgage, pledge, charge, encumbrance, adverse claim or other security interest (collectively "Liens"), and (B) will not have assigned to any Person other than the Depositor any of its right, title or interest in and to the Mortgage Loans.

(xiii)   Immediately prior to the assignment of the Mortgage Loans by the Depositor to the Trustee as contemplated by the Pooling and Servicing Agreement, the Depositor (A) will have good title to and be the sole owner of each such Mortgage Loan free and clear of any Lien, (B) will not have assigned to any Person other than the Trustee any of its rights, title or interest in and to such Mortgage Loans or in the Underlying Purchase and Servicing Agreements to the extent relating to the Mortgage Loans and (C) will have the power and authority to sell such Mortgage Loans to the Trustee, and upon execution and delivery of the Pooling and Servicing Agreement by the Trustee and delivery of the Certificates to the Depositor, the Trustee will have acquired all of the Depositor's right, title and interest in and to such Mortgage Loans.

(xiv) Any taxes, fees and other governmental charges in connection with the execution, delivery and issuance of the Transaction Documents and the Certificates have been or will be paid by the Seller, the Depositor or Redwood Trust at or prior to the Closing Date, except (if applicable) for fees for recording assignments of the Mortgage Loans to the Trustee pursuant to the Pooling and Servicing Agreement and/or Underlying Purchase and Servicing Agreements and Uniform Commercial Code filing fees that have not yet been completed, which fees will be paid by or on behalf of the Depositor.

(xv) The Mortgage Loans conform in all material respects to the description thereof contained in the Final Prospectus.

(xvi) Neither the Depositor nor the Issuing Entity is, and neither the issuance and sale of the Certificates nor the activities of the Issuing Entity pursuant to the Pooling and Servicing Agreement will cause the Depositor or the Issuing Entity to be, an "investment company" as such term is defined under the Investment Company Act of 1940, as amended (the "Investment Company Act") pursuant to an exemption contained in Section 3(c)(5)(C) of the Investment Company Act, although there may be additional exclusions or exemptions available to the Depositor or the Issuing Entity, and neither the Depositor nor the Issuing Entity is under the control of an "investment company." The

Issuing Entity is not a "covered fund" as defined in 17 C.F.R. Section 255.10(b), the Proprietary Trading and Certain Interests in and Relationships with Covered Funds final regulations issued by the Securities and Exchange Commission to implement section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly referred to as the "Volcker Rule."

(xvii)   None of the Seller, Depositor or Redwood Trust or any of their respective subsidiaries, directors, officers or affiliates is a person that is, or is controlled by persons that are: (A) the subject of any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") (collectively, "Sanctions") or (B) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such government, country, or territory, including, without limitation Cuba, Iran, North Korea, Sudan and Syria.

(xviii) As of the date of delivery, any Seller Mortgage Loan Information provided to the Underwriter is true and correct in all material respects, or if there is any material error in any Seller Mortgage Loan Information, the Depositor or the Seller has promptly provided corrected information to the Underwriter.

(xix)   Each of the Seller and the Depositor has complied with Rule 193 of the Securities Act in all material respects in connection with the offering of the Underwritten Certificates.

(xx)   RWT Holdings, Inc. has executed and delivered a written representation (each, a "17g-5 Representation") to each nationally recognized statistical rating organization hired by RWT Holdings, Inc. to rate the rated Certificates (collectively, the

"Hired NRSROs"), which satisfies the requirements of paragraph (a)(3)(iii) of Rule 17g-5 of the Exchange Act ("Rule 17g-5"). Each of RWT Holdings, Inc. and the Depositor has complied with the 17g-5 Representations.

(xxi)   Upon delivery to the Underwriter of the Underwritten Certificates pursuant to this Agreement, the Underwritten Certificates will be free and clear of any liens granted by, or imposed upon such Underwritten Certificates by, the Depositor.

(xxii)   The Depositor (i) will be solvent at all relevant times prior to, and will not be rendered insolvent by, the sale of the Underwritten Certificates and (ii) is not selling the Underwritten Certificates offered with any intent to hinder, delay or defraud any of the creditors of the Depositor.

(xxiii) There has not been any material adverse change in the business, operations, financial condition, properties or assets of the Seller, the Depositor or Redwood Trust since the date of its latest audited financial statements that would have a material adverse effect on the ability of the Seller, the Depositor or Redwood Trust to perform its obligations under this Agreement, the Pooling and Servicing Agreement or any other Transaction Document, as applicable.

2.   Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties set forth herein, the Depositor agrees to sell to the Underwriter, and the Underwriter agrees to purchase from the Depositor, each Class of Underwritten Certificates to be purchased by the Underwriter, in the initial Class Principal Amounts or Notional Amounts, as applicable, and at the purchase price set forth on Schedule 1 annexed hereto (including accrued interest from and including the Cut-off Date to, but not including, the Closing Date).

3.   Delivery and Payment. The Underwritten Certificates shall be delivered at the office, on the date and at the time specified in the Final Prospectus, which place, date and time may be changed by agreement between the Underwriter and the Depositor. Delivery of the Underwritten Certificates shall be made to the Underwriter as against its payment of the purchase price therefor to or upon the order of the Depositor in immediately available federal funds. The Underwritten Certificates shall be registered in such names and in such denominations as required by book-entry registration prior to the Closing Date. The Depositor agrees to cause the Underwritten Certificates to be made available for inspection on the business day prior to the Closing Date.

4.   Offering Procedures. It is understood that the Underwriter proposes to offer the Underwritten Certificates for sale as set forth in the Preliminary Prospectus and the Final Prospectus and that you will not offer, sell or otherwise distribute the Underwritten Certificates (except for the sale thereof in exempt transactions) in any state or other jurisdiction in which the Underwritten Certificates are not exempt from registration under "blue sky," state or similar securities laws (except where the Underwritten Certificates will have been qualified for offering and sale at your direction under such "blue sky," state or similar securities laws).

Neither the Depositor nor the Underwriter will disseminate to any potential investor information relating to the Underwritten Certificates that constitutes a "written communication" within the meaning of Rule 405 under the Securities Act, other than the Preliminary Term Sheet and the Preliminary Free Writing Prospectus, each Prospectus and, in the case of the Underwriter, Derived Information or Custom Loan Information, unless (i) if the Underwriter seeks to disseminate such information, the Underwriter has obtained the prior consent of the

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Depositor, or (ii) if the Depositor seeks to disseminate such information, the Depositor has obtained the prior consent of the Underwriter.

The Underwriter may convey Derived Information or Custom Loan Information to a potential investor prior to entering into a Contract of Sale with such investor; *provided, however*, that Derived Information shall not be distributed in a manner reasonably designed to lead to its broad unrestricted dissemination within the meaning of Rule 433(d) under the Securities Act. The Underwriter shall deliver to the Depositor and its counsel a copy, in electronic form, of each Free Writing Prospectus disseminated by the Underwriter that is required to be filed with the Commission, not later than one business day prior to the date on which such Free Writing Prospectus is required under the Regulations to be so filed. The Underwriter will comply with the requirements of Rule 433(g) applicable to any Free Writing Prospectus, including document retention and record-keeping. The Underwriter represents to the Depositor that prior to _____ __, 201_, it had not provided to any investor any Free Writing Prospectus or other information relating to the Underwritten Certificates other than preliminary term sheets, mortgage loan tapes or CDI files, in each case previously approved by the Depositor.

The Depositor represents that it has treated and agrees that it will treat each Free Writing Prospectus other than an Underwriter Free Writing Prospectus as an "issuer free writing prospectus," as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any such Free Writing Prospectus, including timely Commission filing where required, legending and record-keeping.

Neither the Depositor nor the Underwriter shall disseminate or file with the Commission any information relating to Underwritten Certificates in reliance on Rule 167 or 426 under the Securities Act, nor shall the Underwriter disseminate any Free Writing Prospectus in a manner reasonably designed to lead to its broad unrestricted dissemination within the meaning of Rule 433(d) under the Securities Act.

Prior to entering into a Contract of Sale, the Underwriter shall have conveyed to the related purchaser a copy of (i) the Final Prospectus, or a copy of the Preliminary Prospectus if the Final Prospectus is not yet available, and (ii) the Ratings Free Writing Prospectus (as defined herein), each in the form that the Underwriter and the Depositor have agreed most recently prior thereto shall be used for offers and sales of the Underwritten Certificates. Each confirmation of sale with respect to the Underwritten Certificates delivered by the Underwriter shall, if such confirmation of sale is not preceded or accompanied by delivery of the Final Prospectus, include a legend to the following effect, or a similar legend, in compliance with Rule 173 under the Securities Act:

> **Rule 173 notice: This security was sold pursuant to an effective registration statement that is on file with the SEC. You may request a copy of the Prospectus at www.sec.gov, or by calling _____ or by e-mail at _____.**

The Underwriter will also comply with Financial Industry Regulatory Authority Rule 2121 in connection with the offer and sale of the Underwritten Certificates.

5.   Agreements. The Depositor agrees with the Underwriter that:

(i)   The Depositor will cause the Preliminary Prospectus and the Final Prospectus to be filed with the Commission pursuant to Rule 424(b) under the Securities Act not later than 9:00 a.m. (New York time) on the Closing Date, will promptly advise the Underwriter when such Prospectus has been so filed, and, prior to the termination of

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the offering of the Underwritten Certificates, will also promptly advise the Underwriter
(i) when any amendment to the Registration Statement has become effective or any
revision of or supplement to the Final Prospectus has been so filed (unless such
amendment, revision or supplement does not relate to the Underwritten Certificates or the
Issuing Entity), (ii) of any request by the Commission for any amendment of the
Registration Statement or any Final Prospectus or for any additional information (unless
such amendment or request for additional information does not relate to the Underwritten
Certificates or the Issuing Entity), (iii) of any written notification received by the
Depositor of the suspension of qualification of the Underwritten Certificates for sale in
any jurisdiction or the initiation or threatening of any proceeding for such purpose and
(iv) of the issuance by the Commission of any stop order suspending the effectiveness of
the Registration Statement or the institution or, to the knowledge of the Depositor, the
threatening of any proceeding for that purpose. The Depositor will use its best efforts to
prevent the issuance of any such stop order and, if issued, to obtain as soon as possible
the withdrawal thereof. The Depositor will not file prior to the termination of such
offering any amendment to the Registration Statement or any revision of or supplement
to the Final Prospectus (other than any such amendment, revision or supplement which
does not relate to Underwritten Certificates or the Issuing Entity) which shall be
disapproved by the Underwriter after reasonable notice and review of such filing.

(ii)	If, at any time when a prospectus relating to the Underwritten Certificates
is required to be delivered under the Securities Act, (i) any event occurs as a result of
which the Final Prospectus, the Ratings Free Writing Prospectus or the Preliminary
Prospectus (if used by the Underwriter to enter into a Contract of Sale) as then amended

or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or (ii) it shall be necessary to revise, amend or supplement the Final Prospectus to comply with the Securities Act or the Regulations of the Commission thereunder, the Depositor promptly will notify the Underwriter and will, upon the request of the Underwriter, or may, after consultation with the Underwriter, prepare and file with the Commission a revision, amendment or supplement which will correct such statement or omission or effect such compliance, and furnish without charge to the Underwriter as many copies as the Underwriter may from time to time reasonably request of an amended Final Prospectus, Ratings Free Writing Prospectus or the Preliminary Prospectus (if used by the Underwriter to enter into a Contract of Sale) or a supplement to the Final Prospectus, the Ratings Free Writing Prospectus or the Preliminary Prospectus (if used by the Underwriter to enter into a Contract of Sale) which will correct any such statement or omission or effect such compliance.

If any Contract of Sale entered into by the Underwriter is terminated or reformed (within the meaning of Rule 159 of the Securities Act) as a result of any such revision, amendment or supplement, the Depositor shall reimburse the Underwriter for any reasonable cost incurred by an investor and reimbursed by the Underwriter resulting from such termination or reformation.

(iii)   The Depositor will furnish to the Underwriter and counsel to the Underwriter, without charge, conformed copies of the Registration Statement (including exhibits thereto) and, so long as delivery of a prospectus relating to the Underwritten

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Certificates is required under the Securities Act, as many copies of the Preliminary Prospectus, the Ratings Free Writing Prospectus, the Final Prospectus and any revisions or amendments thereof or supplements thereto as may be reasonably requested.

(iv)   The Depositor will pay all expenses incidental to the performance of the obligations of the Depositor, the Seller or Redwood Trust under this Agreement, including without limitation (i) expenses of preparing, printing, filing and reproducing the Registration Statement, the Preliminary Prospectus, the Final Prospectus, any Free Writing Prospectus other than an Underwriter Free Writing Prospectus, the Transaction Documents and the Certificates, (ii) the cost of delivering the Underwritten Certificates to the Underwriter, (iii) the fees charged by the securities rating agencies for rating the Underwritten Certificates, (iv) all transfer taxes, if any, with respect to the sale and delivery of the Underwritten Certificates to the Underwriter, (v) any expenses for the qualification of the Underwritten Certificates under "blue sky" or state securities laws, including filing fees and the fees and disbursements of counsel for the Underwriter in connection therewith and in connection with the preparation of any Blue Sky Survey, (vi) all other costs and expenses incidental to the performance by the Depositor, the Seller or Redwood Trust of their respective obligations hereunder which are not otherwise specifically provided for in this subsection and (vii) the fees of any accountants in connection with preparation of any comfort letters in connection with the Preliminary Term Sheet or a Prospectus. In addition, it is understood that, except as provided in this paragraph (iv) and in Section 9 hereof, the Underwriter will pay all the following additional expenses: (i) any transfer taxes on resale of any of the Underwritten Certificates by them, (ii) any advertising expenses connected with any offers that the

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Underwriter may make, (iii) the fees of any counsel to the Underwriter, including the fees incurred in connection with the review of the Transaction Documents and the preparation of the Underwriting Agreement and the legal opinions and (iv) the expenses of any due diligence conducted by the Underwriter with respect to the Mortgage Loans.

(v)   So long as any Underwritten Certificates are outstanding, upon request of the Underwriter, the Depositor will furnish, or will cause to be furnished, to the Underwriter, as soon as available, a copy of (i) the annual statement of compliance prepared by the Master Servicer, the servicing administrator, the servicers and any subservicers pursuant to the Pooling and Servicing Agreement or the Underlying Purchase and Servicing Agreements, as applicable, (ii) each report regarding the Underwritten Certificates filed with the Commission under the Exchange Act or mailed to the holders of the Underwritten Certificates and (iii) from time to time, such other information concerning the Underwritten Certificates which may be furnished by the Depositor or the Trustee without undue expense and without violation of applicable law.

(vi)   On or prior to the filing of the Final Prospectus pursuant to Rule 424(b), the Company will file with the Commission a current report on Form 8-K attaching the Transaction Documents and certain other material agreements and opinions of counsel that are required to be filed, provided that such Transaction Documents need not be executed and may be subject to nonmaterial changes.

(vii)   For a period ending on the Closing Date, the Depositor shall not offer or sell, or announce the offering of, or cause any trust created by the Depositor to offer or sell, or announce the offering of, any mortgage pass-through certificates or other similar mortgage-related securities, without the prior written consent of the Underwriter.

(viii)   The Depositor has prepared the Preliminary Prospectus described in Section 1(i) relating to the Underwritten Certificates, in a form consented to by the Underwriter, and has filed or will file the Preliminary Prospectus within the period required by Rule 424(b).

(ix)   All written and graphic communications relating to the Underwritten Certificates used prior to the availability of a Prospectus will comply with the requirements of Rule 433, including the inclusion of the legend required by Rule 433(c)(2).

(x)   Neither the Preliminary Prospectus nor the Final Prospectus shall identify any nationally recognized statistical rating organization by name or indicate any rating issued or expected to be issued by any nationally recognized statistical rating organization with respect to the Certificates.

Redwood Trust covenants with the Underwriter and with the Depositor that it shall notify you and the Depositor of the occurrence of any material events respecting the activities, affairs or condition, financial or otherwise, of Redwood Trust and its subsidiaries and, if as a result of any such event it is necessary to amend or supplement any Prospectus in order to make such Prospectus not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, Redwood Trust will forthwith supply such information to the Depositor as shall be necessary for the Depositor to prepare an amendment or supplement to such Prospectus so that, as so amended or supplemented, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time it is delivered to a purchaser, not misleading.

6.   Conditions to the Obligations of Underwriter. The obligation of the Underwriter to purchase the Underwritten Certificates to be purchased by it as set forth on Schedule 1 annexed hereto shall be subject to the accuracy in all material respects of the representations and warranties on the part of the Seller, the Depositor and Redwood Trust contained herein as of the date hereof and as of the Closing Date, to the accuracy of the statements of the Seller, the Depositor and Redwood Trust made in any officer's certificate pursuant to the provisions hereof, to the performance in all material respects by the Seller, the Depositor and Redwood Trust of its obligations hereunder and to the following additional conditions:

(a)   No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted and be pending or shall have been threatened, any requests for additional information on the part of the Commission (to be included in the Registration Statement or in a Prospectus or otherwise) shall have been complied with to the reasonable satisfaction of the Underwriter, and the Preliminary Prospectus and the Final Prospectus shall have been filed or transmitted for filing with the Commission not later than the time the same is required to be filed or transmitted for filing pursuant to the Regulations of the Commission.

(b)   Each of the Depositor and the Seller shall have furnished to the Underwriter a certificate, dated the Closing Date, signed by the Chairman of the Board or the President and the principal financial or accounting officer of such entity, to the effect that each signer of such certificate has carefully examined the Registration Statement, the Final Prospectus, the Preliminary Prospectus and this Agreement and that:

(i)   The representations and warranties made by such entity herein are true and correct in all material respects on and as of the Closing Date with the same effect as if

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made on the Closing Date, and such entity has complied with all agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)   No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceedings for that purpose have been instituted and are pending or, to the knowledge of such officer, have been threatened as of the Closing Date;

(iii)   Nothing has come to the attention of such officer that would lead such officer to believe that the Preliminary Prospectus or the Final Prospectus contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(iv)   Nothing has come to the attention of such officer that would lead such officer to believe that any Seller Mortgage Loan Information contains any untrue statement of a material fact or, in conjunction with the Preliminary Prospectus or the Final Prospectus, omits any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c)   Redwood Trust shall have furnished to the Underwriter a certificate, dated the Closing Date, of Redwood Trust, signed by the Chairman of the Board or President and the principal financial or accounting officer of Redwood Trust, to the effect that each signer of such certificate has carefully examined the Registration Statement, the Preliminary Prospectus, the Final Prospectus and this Agreement and that:

(i)   The representations and warranties of Redwood Trust herein are true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date, and Redwood Trust has complied with all agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii) No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceedings for that purpose have been instituted and are pending or, to the knowledge of such officer, have been threatened as of the Closing Date; and

(iii) Nothing has come to the attention of such officer that would lead such officer to believe that the Preliminary Prospectus or the Final Prospectus contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d) Each of the Depositor and the Seller shall have furnished to you an opinion, dated the Closing Date, of _____ or _____, special counsel to the Depositor and the Seller, in form and substance satisfactory to the Underwriter and counsel to the Underwriter, to the effect that:

(i) Such entity has been duly incorporated, is validly existing as a corporation in good standing under the laws of the State of its incorporation and is duly qualified to do business in, and is in good standing as a foreign corporation under the laws of, each jurisdiction where the character of its properties or the nature of its activities makes such qualification necessary, except such jurisdictions, if any, in which the failure to be so qualified will not have a material adverse effect on the condition (financial or otherwise), earnings, regulatory affairs, business affairs, business prospects or properties of such entity; and such entity holds all material licenses, certificates and permits from all governmental authorities necessary for the conduct of its business as described in the Final Prospectus;

(ii) No filing or registration with, notice to, or consent, approval, authorization, order or other action of any governmental agency or body or any court is required for the consummation by such entity of the transactions contemplated by the terms of the Transaction Documents to which it is a party except such as may be required under the "blue sky" or state securities laws of any jurisdiction in connection with the offering, sale or acquisition of the Underwritten Certificates, any recordations of the Mortgage Loans to the Trustee (to the extent such recordations are required pursuant to the Pooling and Servicing Agreement and/or the Underlying Purchase and Servicing Agreements) and filings under the Uniform Commercial Code that have not yet been completed and such other approvals as have been obtained;

(iii) The issuance, delivery and sale of the Underwritten Certificates to be purchased by the Underwriter pursuant to this Agreement, the execution and delivery of the Transaction Documents by such entity and the consummation of any of the transactions contemplated by the terms of the Transaction Documents do not conflict with or result in a breach or violation of any material term or provision of, or constitute a default under, the certificate of incorporation or by-laws of such entity, or any indenture, contract, lease, mortgage, deed of trust, note, agreement or other evidence of indebtedness or other agreement, obligation or instrument to which such entity is a party or by which it or its property is bound, or any statute or any law, decree, order, rule or regulation applicable to such entity of any court, regulatory body, administrative agency or governmental body having jurisdiction over such entity or its properties;

(iv)   There are no legal or governmental actions, investigations or proceedings pending to which such entity is a party, or, to the best knowledge of such counsel, threatened against such entity, (A) asserting the invalidity of any Transaction Document or the Certificates, (B) seeking to prevent the issuance of the Certificates or the consummation of any of the transactions contemplated by any Transaction Document, (C) which might materially and adversely affect the performance by such entity of its respective obligations under, or the validity or enforceability of, any Transaction Document or the Certificates, except as described in the Final Prospectus or (D) seeking to affect adversely the REMIC status (for Federal income tax purposes) of the Underwritten Certificates as described in the Final Prospectus under the heading "Material Federal Income Tax Consequences";

(v)   The Registration Statement and any amendments thereto have become effective under the Securities Act; to the best knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and not withdrawn, no proceedings for that purpose have been instituted or threatened and not terminated; and the Registration Statement and each Prospectus and each amendment or supplement thereto (in the case of the Registration Statement and the Final Prospectus), as of their respective effective or issue dates (other than the financial and statistical information contained therein as to which such counsel need express no opinion), complied as to form in all material respects with the applicable requirements of the Securities Act and the respective rules and regulations thereunder;

(vi)   To the best knowledge of such counsel, there are no material contracts, indentures or other documents of a character required to be described or referred to in the

27

Registration Statement or any Prospectus or to be filed as exhibits to the Registration Statement other than those described or referred to therein or filed or incorporated by reference as exhibits thereto;

(vii)   Each Transaction Document to which such entity is a party has been duly authorized, executed and delivered by such entity and constitutes a valid, legal and binding agreement of such entity enforceable against such entity in accordance with its terms, subject, as to enforceability to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and to general principles of equity regardless of whether enforcement is sought in a proceeding in equity or at law;

(viii)   The direction by the Depositor to the Trustee to execute, authenticate and deliver the Underwritten Certificates has been duly authorized by the Depositor, and the Underwritten Certificates, when authenticated by the Trustee in the manner anticipated by the Pooling and Servicing Agreement and delivered and paid for by you as provided in this Agreement, will be validly issued and outstanding and entitled to the benefits of the Pooling and Servicing Agreement;

(ix)   The Underwritten Certificates and the Transaction Documents conform in all material respects to the descriptions thereof contained in the Final Prospectus;

(x)   The statements in the Final Prospectus under the headings "Certain Legal Aspects of the Loans" and "Legal Investment," to the extent that they constitute matters of law or legal conclusions with respect thereto, have been reviewed by such counsel and are correct in all material respects;

(xi)   The Underwritten Certificates indicated under the heading "Summary of Terms — Legal Investment" in the Final Prospectus to be "mortgage related securities" will be mortgage related securities, as defined in Section 3(a)(41) of the Exchange Act, so long as such Underwritten Certificates are rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization; and

(xii)   The Pooling and Servicing Agreement is not required to be qualified under the Trust Indenture Act of 1939, as amended. Neither the Depositor nor the Issuing Entity is an "investment company" as such term is defined under the Investment Company Act pursuant to an exemption contained in Section 3(c)(5)(C) of the Investment Company Act, although there may be additional exclusions or exemptions available to the Depositor or the Issuing Entity, and neither the Depositor nor the Issuing Entity is under the control of an "investment company." The Issuing Entity is not a "covered fund" as defined in 17 C.F.R. Section 255.10(b), the Proprietary Trading and Certain Interests in and Relationships with Covered Funds final regulations issued by the Securities and Exchange Commission to implement section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly referred to as the "Volcker Rule."

Such opinion of counsel shall also include negative assurances satisfactory to the Underwriter with respect to the Preliminary Prospectus, the Ratings Free Writing Prospectus and the Final Prospectus.

Such opinion may express its reliance as to factual matters on the representations and warranties made by, and on certificates or other documents furnished by officers of, the parties to the Transaction Documents. Such opinion may assume the due authorization, execution and delivery of the instruments and documents referred to therein by the parties thereto other than the Seller, the Depositor and Redwood Trust.

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Such opinion may be qualified as an opinion only on the laws of the States of New York and Delaware and the federal law of the United States, and such opinion may be subject to such other qualifications as are acceptable to the Underwriter and counsel to the Underwriter. To the extent that such firm relies upon the opinion of other counsel in rendering any portion of its opinion, the opinion of such other counsel shall be attached to and delivered with the opinion of such firm that is delivered to you.

(e)   The Depositor shall have furnished to the Underwriter an opinion, dated the Closing Date, of _____, special tax counsel to the Depositor, in form and substance satisfactory to the Underwriter and counsel to the Underwriter, to the effect that:

(i)   The statements in the Final Prospectus under the heading "Material Federal Income Tax Consequences," to the extent that they constitute matters of law or legal conclusions with respect to Federal income tax matters, are correct in all material respects; and

(ii)   Each segregated asset pool for which the Pooling and Servicing Agreement directs the Trustee to make a REMIC election will qualify as a REMIC within the meaning of Section 860D of the Code.

(f)   Redwood Trust shall have furnished to the Underwriter an opinion, dated the Closing Date, of _____, special counsel to Redwood Trust, in form and substance satisfactory to the Underwriter and counsel to the Underwriter, to the effect that:

(i)   Redwood Trust has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Maryland and is duly qualified to do business in, and is in good standing as a foreign corporation under the laws of, each jurisdiction where the character of its properties or the nature of its activities makes such qualification necessary, except such jurisdictions, if any, in which the failure to be so qualified will not have a material adverse effect on the condition (financial or otherwise), earnings, regulatory affairs, business affairs, business prospects or properties of Redwood Trust; and Redwood Trust holds all material licenses, certificates and permits from all governmental authorities necessary for the conduct of its business as described in the Final Prospectus;

(ii)   Each Transaction Document to which Redwood Trust is a party has been duly authorized, executed and delivered by Redwood Trust and constitutes a valid, legal and binding agreement of Redwood Trust, enforceable against Redwood Trust in accordance with its terms, subject, as to enforceability to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and to general principles of equity regardless of whether enforcement is sought in a proceeding in equity or at law;

(iii)   No consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by Redwood Trust of the transactions contemplated by the terms of the Transaction Documents to which Redwood Trust is a party except such as may be required under the "blue sky" or state securities laws of any jurisdiction in connection with the offering, sale or acquisition of the Underwritten Certificates, any recordations of the assignment of the Mortgage Loans to the Trustee (to the extent such recordations are required pursuant to the Pooling and Servicing Agreement and/or the Underlying Purchase and Servicing Agreements) that have not yet been completed and such other approvals as have been obtained;

(iv)   The consummation of any of the transactions contemplated by the terms of the Transaction Documents to which Redwood Trust is a party do not conflict with or result in a breach or violation of any material term or provision of, or constitute a default under, the charter or by-laws of Redwood Trust, or, to the best knowledge of such counsel, any indenture or other agreement or instrument to which Redwood Trust is a party or by which it is bound, or any statute or regulation applicable to Redwood Trust or any order of any court, regulatory body, administrative agency or governmental body having jurisdiction over Redwood Trust; and

(v)   There are no legal or governmental actions, investigations or proceedings pending to which Redwood Trust is a party, or, to the best knowledge of such counsel, threatened against Redwood Trust, (A) asserting the invalidity of any Transaction Document to which Redwood Trust is a party or (B) which might materially and adversely affect the performance by Redwood Trust of its obligations under, or the validity or enforceability of any Transaction Document to which Redwood Trust is a party.

Such opinion may express its reliance as to factual matters on the representations and warranties made by, and on certificates or other documents furnished by officers of, the parties to the Transaction Documents. Such opinion may assume the due authorization, execution and delivery of the instruments and documents referred to therein by the parties thereto other than Redwood Trust, the Seller and the Depositor. Such opinion may be qualified as an opinion only on the laws of the States of Maryland, New York and California and the federal law of the United States. To the extent that such counsel relies upon the opinion of other counsel in rendering any portion of its opinion, the opinion of such other counsel shall be attached to and delivered with the opinion of such counsel that is delivered to the Underwriter.

(g)   The Trustee shall have furnished to the Underwriter an opinion, dated the Closing Date, of _____, counsel to the Trustee, in form and substance satisfactory to the Underwriter and counsel to the Underwriter, to the effect that:

(i)   The Trustee is validly existing as a national banking association under the federal laws of the United States of America and has the corporate power and authority to execute, deliver and perform its obligations under the Pooling and Servicing Agreement.

(ii)   The Trustee has duly authorized, executed and delivered the Pooling and Servicing Agreement.

(iii)   The Pooling and Servicing Agreement is a legal, valid and binding obligation of the Trustee, enforceable against the Trustee, in accordance with its terms subject to (A) applicable bankruptcy, insolvency, liquidation, moratorium, receivership, reorganization, fraudulent transfer and similar laws relating to and affecting the rights and remedies of creditors generally, (B) principles of equity (regardless whether considered and applied in a proceeding in equity or at law), including (1) applicable law relating to fiduciary duties, (2) the possible unavailability of injunctive relief or any other equitable remedy and (3) concepts of materiality, reasonableness, good faith and fair dealing; (C) applicable public policy with respect to any rights of exculpation, indemnification or contribution; and (D) the preemption of Delaware law and New York law by applicable federal law.

(iv)   Neither the execution, delivery and performance by the Trustee of the Pooling and Servicing Agreement, nor the consummation of any of the transactions by

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the Trustee contemplated thereby, requires the consent or approval of, the withholding of objection on the part of, the giving of notice to, the filing, registration or qualification with, or the taking of any other action in respect of, any governmental authority or agency under the laws of the State of Delaware or the federal laws of the United States of America governing the trust powers of the Trustee.

(v) Neither the execution, delivery and performance by the Trustee of the Pooling and Servicing Agreement, nor the consummation of any of the transactions by the Trustee contemplated thereby, is in violation of the articles of association or bylaws of the Trustee or of the laws of the State of Delaware or of the federal laws of the United States of America governing the trust powers of the Trustee.

Such opinion may express its reliance as to factual matters on the representations and warranties made by, and on certificates or other documents furnished by officers of, the parties to the Transaction Documents. Such opinion may assume the due authorization, execution and delivery of the instruments and documents referred to therein by the parties thereto other than the Trustee and take other customary assumptions and qualifications. Such opinion may be qualified as an opinion only on the laws of the States of New York and Delaware and the federal law of the United States governing the trust powers of the Trustee.

(h) The Master Servicer and the Securities Administrator shall have furnished to the Underwriter an opinion, dated the Closing Date, of _____, counsel to such parties, in form and substance satisfactory to the Underwriter and counsel to the Underwriter, to the effect that:

(i)   Each of the Master Servicer and the Securities Administrator has been duly organized and is validly existing as a New York corporation, in the case of the Master Servicer, and a national banking association under the laws of the United States of America, in the case of the Securities Administrator, and is duly qualified to do business in each jurisdiction where the character of its properties or the nature of its activities makes such qualification necessary, except such jurisdictions, if any, in which the failure to be so qualified will not have a material adverse effect on the condition (financial or otherwise), earnings, regulatory affairs, business affairs, business prospects or properties of the such party; and such party holds all material licenses, certificates and permits from all governmental authorities necessary for the conduct of its business as described in the Final Prospectus;

(ii)   The Pooling and Servicing Agreement has been duly authorized, executed and delivered by each of the Master Servicer and the Securities Administrator and constitutes a valid, legal and binding agreement of the such party, enforceable against such party in accordance with its terms, subject, as to enforceability to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and to general principles of equity regardless of whether enforcement is sought in a proceeding in equity or at law;

(iii)   No consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by the either the Master Servicer or the Securities Administrator of the transactions contemplated by the terms of the Pooling and Servicing Agreement;

(iv)   The consummation of any of the transactions contemplated by the terms of the Pooling and Servicing Agreement do not conflict with or result in a breach or violation of any material term or provision of, or constitute a default under, the charter or by-laws of either the Master Servicer or the Securities Administrator or, to the best knowledge of such counsel, any indenture or other agreement or instrument to which such party is a party or by which it is bound, or any statute or regulation applicable to such party or any order of any court, regulatory body, administrative agency or governmental body having jurisdiction over such party; and

(v)   There are no legal or governmental actions, investigations or proceedings pending to which either the Master Servicer or the Securities Administrator is a party, or, to the best knowledge of such counsel, threatened against the such party, (A) asserting the invalidity of the Pooling and Servicing Agreement or (B) which might materially and adversely affect the performance by such party of its obligations under, or the validity or enforceability of, the Pooling and Servicing Agreement.

Such opinion may express its reliance as to factual matters on the representations and warranties made by, and on certificates or other documents furnished by officers of, the parties to the Transaction Documents. Such opinion may assume the due authorization, execution and delivery of the instruments and documents referred to therein by the parties thereto other than the Master Servicer or the Securities Administrator. Such opinion may be qualified as an opinion only on the laws of the States of New York and Delaware and the federal law of the United States. To the extent that such counsel relies upon the opinion of other counsel in rendering any portion of its opinion, the opinion of such other counsel shall be attached to and delivered with the opinion of such counsel that is delivered to the Underwriter.

(i)   The Underwriter shall have received copies of any opinions of counsel delivered to the rating agencies set forth in the Ratings Free Writing Prospectus as rating the Underwritten Certificates, including, but not limited to, any "true sale" or "perfection" opinions. Any such opinions shall be dated the Closing Date and addressed to the Underwriter or accompanied by reliance letters addressed to the Underwriter.

(j)   The Underwriter shall have received from its counsel such opinion or opinions, dated the Closing Date, with respect to the issuance and sale of the Underwritten Certificates, the Registration Statement and each Prospectus, and such other related matters as you may reasonably require, including a negative assurance letter satisfactory to the Underwriter with respect to the Preliminary Prospectus, the Ratings Free Writing Prospectus or the Final Prospectus.

(k)   The Depositor's independent accountants shall have furnished to the Underwriter a letter or letters addressed to the Underwriter and dated as of or prior to the date of first use of any Free Writing Prospectus (other than an Underwriter Free Writing Prospectus or the Preliminary Free Writing Prospectus), the Preliminary Prospectus or the Final Prospectus in the form and reflecting the performance of the procedures previously agreed to by the Depositor and the Underwriter.

(l)   Subsequent to the date hereof, there shall not have occurred any change, or any development involving a prospective change in or affecting the earnings, business or properties of Redwood Trust, the Depositor or the Seller which, in your judgment, materially impairs the investment quality of the Underwritten Certificates so as to make it impractical or inadvisable to proceed with the public offering or the delivery of the Underwritten Certificates as contemplated by the Final Prospectus.

(m)   The Underwritten Certificates shall be rated not lower than the required ratings set forth in the Free Writing Prospectus dated _____ __, 201_ with respect to ratings of the Underwritten Certificates (the "Ratings Free Writing Prospectus"), such ratings shall not have been rescinded and no public announcement shall have been made that any such required rating of the Underwritten Certificates has been placed under review (otherwise than for possible upgrading).

(n)   The Underwriter shall have received from the Depositor or the Seller any reports and, at the expense of the Underwriter, reliance letters from each third-party review vendor engaged for purposes of the pre-offering review of the assets in each case satisfactory in form and substance to the Underwriter.

(o)   The Depositor shall have furnished to the Underwriter such further information, certificates and documents as the Underwriter may reasonably have requested, and all proceedings in connection with the transactions contemplated by this Agreement and all documents incident hereto shall be in all material respects satisfactory in form and substance to the Underwriter and its counsel.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, this Agreement and all obligations of the Underwriter hereunder may be canceled at, or at any time prior to, the Closing Date by the Underwriter. Notice of such cancellation shall be given to the Depositor in writing, or by telephone or telegraph confirmed in writing.

7. Termination. This Agreement shall be subject to termination in your absolute discretion, by notice given to the Depositor if, subsequent to the date hereof, (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade, (ii) trading of any securities of Redwood Trust or the Depositor shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Underwritten Certificates on the terms and in the manner contemplated in the Final Prospectus.

8. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Depositor, the Seller and Redwood Trust and their respective officers and of the Underwriter set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Underwriter or the Depositor, the Seller or Redwood Trust, and will survive delivery of and payment for the Underwritten Certificates. The provisions of Sections 5(iv), 9, 11 and 12 hereof shall survive the termination or cancellation of this Agreement.

9. Reimbursement of Underwriter Expenses. If for any reason, other than default by the Underwriter in its obligation to purchase the Underwritten Certificates or termination by the

Underwriter pursuant to Section 7 hereof, the Underwritten Certificates are not delivered as provided herein, the Depositor, the Seller and Redwood Trust jointly and severally agree to reimburse the Underwriter for all damages, losses and out-of-pocket expenses of the Underwriter, including reasonable fees and disbursements of its counsel, reasonably incurred by the Underwriter in making preparations for the purchase, sale and delivery of the Underwritten Certificates, but the Depositor, the Seller and Redwood Trust shall then be under no further liability to the Underwriter with respect to the Underwritten Certificates, except as provided in Sections 5(iv), 8, 11 or 12 hereof.

10.   Certain Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

Custom Loan Information: Such information regarding the Mortgage Loans as is disseminated by the Underwriter to a potential investor, exclusive of any Seller Mortgage Loan Information (in the form provided by the Depositor) and information included in the Preliminary Term Sheet.

Contract of Sale: A valid contract, whether oral or written, by which a third party becomes committed to purchase any Underwritten Certificates from the Underwriter and the Underwriter becomes committed to sell such Underwritten Certificates to such third party; provided that "Contract of Sale" excludes any action by such third party and the Underwriter prior to such commitments.

Derived Information: Such information regarding the Underwritten Certificates as is disseminated by the Underwriter to a potential investor, which information is prepared on the basis of or derived from Seller Mortgage Loan Information (e.g., tables and/or charts displaying with respect to any Class or Classes of Underwritten Certificates, any of the following: yield, average life, principal window, duration, expected maturity, interest rate sensitivity, loss sensitivity), but does not include (i) Issuer Information, (ii) information contained in the Registration Statement, any Prospectus or any amendment or supplement to any of them, taking into account information incorporated therein by reference or (iii) Seller Mortgage Loan Information.

Free Writing Prospectus: The Preliminary Term Sheet, the Preliminary Free Writing Prospectus and any Custom Loan Information, Derived Information or other information relating to the Underwritten Certificates disseminated by the Depositor (with the prior consent of the Underwriter pursuant to Section 4) or by the Underwriter (with the prior consent of the Depositor pursuant to Section 4), that constitutes a "free writing prospectus" within the meaning of Rule 405 under the Securities Act.

Issuer Information: Such information as defined in Rule 433(h) under the Securities Act and information that is based on or derived from such information, but excluding Derived Information or Custom Loan Information.

Preliminary Free Writing Prospectus: The preliminary free writing prospectus dated _____ __, 201_.

Preliminary Term Sheet: The preliminary term sheet dated _____ __, 201_.

Seller Mortgage Loan Information: Information relating to the Mortgage Loans furnished by or on behalf of the Depositor or the Seller to the Underwriter.

Spread: The excess, if any, of (i) the purchase prices paid by investors to the Underwriter for the Underwritten Certificates over (ii) the purchase price paid by the Underwriter to the Depositor for the Underwritten Certificates purchased by the Underwriter.

Underwriter Free Writing Prospectus: Any Free Writing Prospectus that was prepared by or on behalf of the Underwriter.

Underwriter Information: The only written information furnished by or on behalf of the Underwriter to the Depositor specifically for use in connection with the preparation of the Registration Statement, any Prospectus or any Free Writing Prospectus, such information being specified on Exhibit A attached hereto.

11.   Indemnification. (a) The Depositor, the Seller and Redwood Trust jointly and severally agree to indemnify and hold harmless the Underwriter and each person who controls the Underwriter within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they may become subject under the Securities Act, the Exchange Act, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or in any revision or amendment thereof or supplement thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated in the Registration Statement or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iii) any untrue statement or alleged untrue statement of a material fact contained in the Preliminary Prospectus (expressly including any information relating to a servicer or an originator), (iv) the omission or alleged omission to state therein a material fact required to be stated in the Preliminary Prospectus (expressly including any information relating to a servicer or an originator), or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (v) any untrue statement or alleged untrue

statement of a material fact contained in the Final Prospectus (expressly including any

information relating to a servicer or an originator), or in any revision or amendment thereof or

supplement thereto, (vi) the omission or alleged omission to state in the Final Prospectus

(expressly including any information relating to a servicer or an originator), or in any revision or

amendment thereof or supplement thereto, a material fact required to be stated therein or

necessary to make the statements therein, in the light of the circumstances under which they were

made, not misleading, (vii) any untrue statement or alleged untrue statement of a material fact

contained in a Free Writing Prospectus other than an Underwriter Free Writing Prospectus, or

(viii) the omission or alleged omission to state in a Free Writing Prospectus other than an

Underwriter Free Writing Prospectus a material fact required to be stated in a Free Writing

Prospectus or necessary to make the statements therein, in the light of the circumstances under

which they were made, not misleading, and further agree to promptly reimburse each such

indemnified party for any legal or other expenses reasonably incurred by it or him, as incurred, in

connection with defending or preparing to defend against any such loss, claim, damage, liability

or action; *provided*, *however*, that none of the Depositor, the Seller or Redwood Trust shall be

liable to the Underwriter or any person who controls the Underwriter to the extent that any

misstatement or alleged misstatement or omission or alleged omission (i) was made in the

Preliminary Prospectus, the Final Prospectus, any Free Writing Prospectus or the Registration

Statement, as applicable, pursuant to Underwriter Information, Derived Information or Custom

Loan Information disseminated by the Underwriter (unless such misstatement or alleged

misstatement or omission or alleged omission resulted from an error or material omission in the

Seller Mortgage Loan Information), (ii) was corrected (with such correction timely delivered to

the Underwriter) at least one business day prior to the written confirmation of the applicable

Contract of Sale and the Underwriter did not deliver, at or prior to the written confirmation of such sale, a copy of the Final Prospectus as then revised, amended or supplemented, if the Depositor has previously furnished copies thereof to the Underwriter in accordance with the terms of this Agreement, (iii) was made in any Free Writing Prospectus or the Registration Statement and was corrected in the Preliminary Prospectus but the Underwriter did not deliver, prior to entering into the applicable Contract of Sale, a copy of the Preliminary Prospectus to the applicable purchaser, if the Depositor has previously furnished copies thereof to the Underwriter in accordance with the terms of this Agreement or (iv) is attributable to a breach or an alleged breach of a representation and warranty made by the Underwriter or an affiliate of the Underwriter to the Depositor or an affiliate of the Depositor. This agreement as to indemnity will be in addition to any liability that the Depositor, the Seller or Redwood Trust may otherwise have.

(b)   The Underwriter agrees to indemnify and hold harmless the Depositor, Redwood Trust and the Seller, the officers of the Depositor who signed the Registration Statement or any amendment thereof, the directors of the Depositor, and each person who controls the Depositor, Redwood Trust or the Seller within the meaning of either the Securities Act or the Exchange Act, to the same extent as the foregoing indemnities from the Depositor, the Seller and Redwood Trust to the Underwriter; *provided*, *however*, that the Underwriter will be liable in any such case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with Underwriter Information, Derived Information or Custom Loan Information, as applicable, furnished by the Underwriter to the Depositor or to a prospective investor, except to the extent that any untrue statement or alleged untrue statement therein or omission therefrom resulted (or is alleged to have resulted) directly from an error in the Seller Mortgage Loan Information that was used in the preparation of either (x) any Underwriter Information, Derived Information or Custom Loan Information (or amendment or supplement thereof) or (y) any written or electronic materials furnished to prospective investors on which any Underwriter Information (or amendments or supplements) were based, and for any untrue statement or alleged untrue statement of a material fact contained in any Underwriter Free Writing Prospectus prepared by or on behalf of the Underwriter and the omission or alleged omission to state in any Underwriter Free Writing Prospectus prepared by or on behalf of the Underwriter a material fact required to be stated in a Free Writing Prospectus or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. This agreement as to indemnity will be in addition to any liability that the Underwriter may otherwise have.

(c)   Promptly after receipt of notice of the commencement of any action by an indemnified party under this Section 11, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under this Section 11, notify the indemnifying party in writing of the commencement thereof; *provided*, *however*, that the omission so to notify the indemnifying party will not relieve the indemnifying party from any liability which it may have to any indemnified party, unless the indemnifying party is materially prejudiced by such failure to notify and in any event shall not relieve the indemnifying party from any liability which it may have to any indemnified party other than under this Section 11. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein, and to the extent that it may elect by written notice delivered to the indemnified party, to assume the defense thereof; *provided*, *however*, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party (including impleaded parties) or parties shall have reasonably concluded that there may be legal defenses available to it or them and/or other indemnified parties that are different from or additional to those available to the indemnifying party such that joint representation of the parties would create an ethical conflict of interest for counsel, the indemnified party or parties shall have the right to elect to be represented by separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action and consent by the indemnified party to selection of counsel, which consent shall not be withheld unreasonably, the indemnifying party will not be liable for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed separate counsel in connection with the assertion of legal defenses in accordance with the proviso to the next preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel (in addition to local counsel) for the Underwriter in the case of paragraph (a) of this Section 11, representing the related indemnified parties under such paragraph (a) who are parties to such action), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party; and except that, if clause (i) or (iii) is applicable, such liability shall only be in respect of the counsel referred to in such clause (i) or (iii). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

12. Contribution. If the indemnification provided for in Section 11 is unavailable or insufficient to hold harmless an indemnified party under Section 11, then (i) each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in Section 11 above in such proportion as is appropriate to reflect the relative benefits received by the Depositor, the Seller and Redwood Trust on the one hand and the Underwriter on the other from the offering of the Underwritten Certificates or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Depositor, the Seller and Redwood Trust on the one hand and the Underwriter on the other in connection with the statements or omissions or alleged statements or alleged omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Depositor, the Seller and Redwood Trust on the one hand and the Underwriter on the other shall be in such proportion so that the Underwriter is responsible for an amount equal to the Spread, and the Depositor, the Seller and Redwood Trust are responsible for the balance. The

relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omissions or alleged omission to state a material fact relates to information supplied by the Depositor, the Seller or Redwood Trust or by the Underwriter and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Depositor, the Seller, Redwood Trust and the Underwriter agree that it would not be just and equitable if contribution were determined by *pro rata* allocation or by any other method of allocation that does not take account of the equitable considerations referred to above. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this Section 12 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this Section 12. The Underwriter shall not be required to contribute any amount in excess of (x) the Spread, over (y) the amount of any damages that the Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

13.   Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, and no other person will have any right or obligation hereunder.

14.   Applicable Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed therein, without reference to its conflict of law provisions (other than Section 5-1401

of the General Obligations Law), and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

15.   No Advisory or Fiduciary Responsibility. The Depositor acknowledges and agrees that: (i) the purchase and sale of the Underwritten Certificates pursuant to this Agreement, including the determination of the price to be paid by the Underwriter for the Underwritten Certificates, is an arm's-length commercial transaction between the Depositor, on the one hand, and the Underwriter, on the other hand, and the Depositor is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement; (ii) in connection with each transaction contemplated hereby and the process leading to such transaction the Underwriter is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary of the Depositor or its affiliates, stockholders, creditors or employees or any other party; (iii) the Underwriter has not assumed nor will it assume an advisory, agency or fiduciary responsibility in favor of the Depositor with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether the Underwriter has advised or is currently advising the Depositor on other matters) or any other obligation to the Depositor except the obligations expressly set forth in this Agreement; (iv) the Underwriter and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Depositor and that the Underwriter has no obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) the Underwriter has not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Depositor has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Depositor and the Underwriter with respect to the subject matter hereof. The Depositor hereby waives and releases, to the fullest extent permitted by law, any claims that the Depositor may have against the Underwriter with respect to any breach or alleged breach of agency or fiduciary duty.

The Depositor acknowledges and agrees that the Underwriter is acting solely in the capacity of an arm's length contractual counterparty to the Depositor with respect to the offering of Underwritten Certificates contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Depositor or any other person. In addition, the Underwriter is not advising the Depositor or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Depositor shall consult with its own advisors concerning such matters, and the Underwriter shall have no responsibility or liability to the Depositor with respect thereto. Any review by the Underwriter of the Depositor, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriter and shall not be on behalf of the Depositor.

16.   Miscellaneous. Time shall be of the essence of this Agreement. This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Underwritten Certificates, represents the entire agreement between Depositor, the Seller and Redwood Trust, on the one hand, and the Underwriter, on the other, with respect to the preparation of the Preliminary Prospectus, the Final Prospectus and any Free Writing Prospectus, the conduct of the offering and the purchase and sale of the Underwritten Certificates. Neither this Agreement nor

any term hereof may be changed, waived, discharged or terminated except by a writing signed by the party against whom enforcement of such change, waiver, discharge or termination is sought. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, which taken together shall constitute one and the same instrument.

17.   Notices. All communications hereunder shall be in writing and effective only on receipt and, if sent to the Underwriter, shall be delivered to the address specified on the signature page hereof. If such notice is sent to the Depositor, the Seller or Redwood Trust, it shall be delivered to One Belvedere Place, Suite 330, Mill Valley, California 94941, attention of John Isbrandtsen.

18.   Closing Date. The Underwriter, the Seller, the Depositor and Redwood Trust shall make all commercially reasonable efforts to close the sale and purchase of the Underwritten Certificates (the "Transaction") on _____ __, 201_ (the "Targeted Closing Date").   If the Transaction does not close on or before _____ __, 201_, the Underwriter, the Seller, the Depositor and Redwood Trust shall make all commercially reasonable efforts to close the Transaction as soon as practicable thereafter but not later than _____ __, 201_ (the "Latest Permitted Closing Date").

To the extent that the Transaction does not close on the Targeted Closing Date but closes on or prior to the Latest Permitted Closing Date and the failure to close on the Targeted Closing Date is not the result of a delay of or caused by the Underwriter in connection with any Free Writing Prospectus, the Preliminary Prospectus, the Final Prospectus or this Agreement, provided that the Underwriter has provided to the Depositor all information required to complete such documents no later than five (5) business days prior to the Targeted Closing Date, the Aggregate Purchase Price Percentage for the Underwritten Certificates as shown on Schedule 1 hereto shall be reduced by an amount equal to [   ]% for each seven calendar day period for which the closing of the Transaction does not occur, pro rated for the actual number of days from and including the Targeted Closing Date to but excluding the actual closing date of the Transaction.

In the event that the Transaction does not close on or before the Latest Permitted Closing Date, the obligations of the Underwriter under this Agreement shall terminate unless the Underwriter, the Depositor, the Seller and Redwood Trust each agree in writing to extend this Agreement, subject to any additional terms and conditions agreed to at the time of such extension.

* * *

If the foregoing is in accordance with your understanding of our agreement please sign and return to the undersigned a counterpart hereof, whereupon this Agreement and your acceptance shall represent a binding agreement by and among the Depositor, the Seller, Redwood Trust and the Underwriter relating to the Underwritten Certificates.

Very truly yours,

REDWOOD RESIDENTIAL ACQUISITION
CORPORATION,
as Seller

By: _____

    Name:
    Title:

SEQUOIA RESIDENTIAL FUNDING, INC.,
as Depositor

By: _____

    Name:
    Title:

REDWOOD TRUST, INC.

By: _____

    Name:
    Title:

The foregoing Agreement
is hereby confirmed and accepted by:

[Underwriters]

By:_____
   Name:
   Title:
   Address:

Schedule 1 – Schedule of Underwritten Certificates

Class	Original Class Principal or Notional Amount	Initial Class Interest Rate[1]	Aggregate Purchase Price Percentage of the Underwriter	Original Principal or Notional Amount to be purchased by the Underwriter
	$	%	%	$
	$	%	%	$
	$	%	%	$
	$	%	%	$

(1) The Underwritten Certificates will accrue interest at the related interest rate described in the Final Prospectus.

EXHIBIT A

The following constitutes Underwriter Information for purposes of Section 10 of this Agreement:

EXHIBIT 4.1

SEQUOIA RESIDENTIAL FUNDING, INC.
Depositor

[   ]
Master Servicer

[   ]
Securities Administrator

[   ]
Trustee

and

[   ]
Asset Representations Reviewer

_____

POOLING AND SERVICING AGREEMENT

dated as of _____ __, 20__
_____

SEQUOIA MORTGAGE TRUST 20__-_

TABLE OF CONTENTS

ATTACHMENTS

Exhibit A   Forms of Certificates
Exhibit B   Form of Residual Certificate Transfer Affidavit (Transferee)
Exhibit C   Residual Certificate Transfer Affidavit (Transferor)
Exhibit D   Form of Custodial Agreement
Exhibit E-1 Form of Rule 144A Transfer Certificate
Exhibit E-2 Form of Purchaser's Letter for Qualified Institutional Buyer
Exhibit F   Form of Purchaser's Letter for Institutional Accredited Investor
Exhibit G   Form of ERISA Transfer Affidavit
Exhibit H-1 List of Purchase Agreements
Exhibit H-2 List of Servicing Agreements
Exhibit I   Additional Disclosure Notification
Exhibit J   Back-Up Certificate to Form 10-K Certificate
Exhibit K   Servicing Criteria to Be Addressed in Assessment of Compliance
Exhibit L   Additional Form 10-D Disclosure
Exhibit M   Additional Form 10-K Disclosure
Exhibit N   Additional Form 8-K Disclosure
Exhibit O   Form of Certification for NRSROs and Depositor
Exhibit P   Form of Exchange Notice
Exhibit Q   Permitted Exchanges

Schedule A Mortgage Loan Schedule

This POOLING AND SERVICING AGREEMENT, dated as of _____ __, 20__ (the "Agreement"), by and among SEQUOIA RESIDENTIAL FUNDING, INC., a Delaware corporation, as depositor (the "Depositor"), [   ], as trustee (the "Trustee"), [   ], a [   ]as master servicer (the "Master Servicer"), [   ], a [   ], as securities administrator (the "Securities Administrator"), and [   ], a [   ], as asset representations reviewer (the "Asset Representations Reviewer").

PRELIMINARY STATEMENT

The Depositor has acquired the Mortgage Loans from the Seller and at the Closing Date is the owner of the Mortgage Loans and related property being conveyed by the Depositor to the Trustee hereunder for inclusion in the Trust Fund. On the Closing Date, the Depositor will acquire the Certificates from the Trustee as consideration for the Depositor's transfer to the Trust Fund of the Mortgage Loans, and the other property constituting the Trust Fund. The Depositor has duly authorized the execution and delivery of this Agreement to provide for the conveyance to the Trustee of the Mortgage Loans and the related property constituting the Trust Fund. All covenants and agreements made by the Seller in the Mortgage Loan Purchase and Sale Agreement, each Purchase Agreement, each Servicing Agreement and in this Agreement and by the Depositor, the Master Servicer, the Securities Administrator, the Asset Representations Reviewer and the Trustee herein, with respect to the Mortgage Loans and the other property constituting the Trust Fund, are for the benefit of the Holders from time to time of the Certificates. The Depositor, the Master Servicer, the Securities Administrator, the Asset Representations Reviewer and the Trustee are entering into this Agreement, and the Trustee is accepting the Trust Fund created hereby, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged.

As provided herein, the Trustee is hereby directed to elect that the Trust Fund be treated for federal income tax purposes as comprising two real estate mortgage investment conduits (each, a "REMIC" or, in the alternative, the "Lower-Tier REMIC" and the "Upper-Tier REMIC," respectively). In addition, the Securities Administrator shall be deemed to acquire and hold in a subtrust created hereunder certain of the uncertificated regular interests in the Upper-Tier REMIC, which subtrust shall be treated as a separate grantor trust for tax purposes as further described in Section 3.11 hereof.

The Lower-Tier REMIC shall hold as its assets all property of the Trust Fund other than the interests in any REMIC formed hereby. The Class LT-R Certificate evidences ownership of the residual interest in the Lower-Tier REMIC (the "LT-R Interest") and such LT-R Interest is hereby designated as the sole Class of residual interest in such Lower-Tier REMIC. Each Lower-Tier Interest referenced in the chart below that describes the Lower-Tier REMIC, other than the LT-R Interest, shall be uncertificated and is hereby designated as a regular interest in the Lower-Tier REMIC.

The Upper-Tier REMIC shall hold as its assets all of the Lower-Tier Interests other than the LT-R Interest. The Class R Certificate evidences ownership of the residual interest in the Upper-Tier REMIC (the "UT-R Interest") and such UT-R Interest is hereby designated as the sole class of residual interest in the Upper-Tier REMIC. Each Upper-Tier Interest referenced in the chart below that describes the Upper-Tier REMIC, other than the UT-R Interest, is hereby designated as a regular interest in the Upper-Tier REMIC.

Each Certificate (other than the Class R Certificate, the Class LT-R Certificate, any Initial Exchangeable Certificate (as defined herein) and any Exchangeable Certificate (as defined herein)) evidences ownership of a Certificated Upper-Tier Interest (as defined herein) that is referenced as corresponding to such Certificate in the chart below that describes the Certificates. Each Initial Exchangeable Certificate and each Exchangeable Certificate evidences ownership of an undivided interest in the Exchangeable Subtrust, as further described in Section 3.11 hereof, which subtrust shall be deemed to own the Uncertificated Upper-Tier Interests (as defined herein).

The Lower-Tier REMIC

The following table sets forth (or describes) the Class designation, interest rate, and initial Class Principal Amount for each Class of Lower-Tier Interest:

Lower-Tier REMIC Interest Designation	Interest Rate	Initial Class Principal Amount	Corresponding Class of Upper-Tier Interest
LT-A[ ]	(1)	$ (2)	UT-A[ ], UT-IO, UT-IO[ ], UT-IO[ ]
LT-A[ ]	(1)	$ (2)	UT-A[ ], UT-IO, UT-IO[ ]
LT-A[ ]	(1)	$ (2)	UT-A[ ], UT-IO, UT-IO[ ]
LT-B1	(1)	$ (2)	UT-B1
LT-B2	(1)	$ (2)	UT-B2
LT-B3	(1)	$ (2)	UT-B3
LT-B4	(1)	$ (2)	UT-B4
LT-B5	(1)	$ (2)	UT-B5
LT-R	(3)	(3)	N/A

(1)   The interest rate with respect to any Distribution Date (and the related Accrual Period) for this Lower-Tier Interest shall be a per annum rate equal to the Net WAC Rate for such Distribution Date.

(2)   Each of these Lower-Tier Interests has an initial class principal amount equal to the Initial Class Principal Amount of its corresponding Class of Upper-Tier Interest (excluding any interest-only interest) and thereafter pays down in accordance with such Classes of Upper-Tier Interest.

(3)   The LT-R Interest is the sole class of residual interest in the Lower-Tier REMIC and does not have a principal amount or bear interest.

On each Distribution Date, the Available Distribution Amount distributable as interest shall be deemed to have been distributed as interest with respect to the Lower-Tier Interests based on the interest rates described above. On each Distribution Date, Interest Shortfalls shall be allocated to each Lower-Tier Interest to the same extent that such Interest Shortfalls are allocated to the related Classes of Upper-Tier Interests.

On each Distribution Date, the remaining Available Distribution Amount distributable with respect to principal shall be deemed to have been distributed to the Lower-Tier Interests as follows:

(i)   *first,* to the LT-A[ ] Interest, LT-A[ ] Interest, LT-A[ ], allocated pro-rata between (1) the LT-A[ ] Interest and LT-A[ ] Interest and (2) the LT-A[ ] Interest until their aggregate Class Principal Amount equals the aggregate Class Principal Amount of the Class A-[ ] Certificates, the Class A-[ ] Certificate and the Class A-[ ] Certificates (computed without regard to whether the Initial Exchangeable Certificates have been exchanged for any other Exchangeable Certificates), immediately after taking account of the distributions to the corresponding Class(es) of Certificates pursuant to Section 5.02. Prior to the Credit Support Depletion Date, the amount allocated to the LT-A[ ] Interest and the LT-A[ ] Interest pursuant to clause (1) of the preceding sentence shall be allocated sequentially first to the LT-A[ ] Interest until its Class Principal Amount equals the Class Principal Amount of the Class A-[ ] Certificates, and then to the LT-A[ ] Interest until its Class Principal Amount equals the Class Principal Amount of the Class A-[ ] Certificates (in each case computed without regard to whether the Initial Exchangeable Certificates have been exchanged for any other Exchangeable Certificates), immediately after taking account of the distributions to the corresponding Class(es) of Certificates pursuant to Section 5.02. On or after the Credit Support Depletion Date, the amount allocated to the LT-A[ ] Interest and the LT-A[ ] Interest pursuant to clause (1) of the second preceding sentence shall be allocated pro-rata to the LT-A[ ] Interest and the LT-A[ ] Interest until their Class Principal Balances equal the Class Principal Balance of the Class A-[ ] Certificates and the Class A-[ ] Certificates, respectively, (computed without regard to whether the Initial Exchangeable Certificates have been exchanged for any other Exchangeable Certificates), immediately after taking account of the distributions to the corresponding Class(es) of Certificates pursuant to Section 5.02;

(ii) *second,* to the LT-B1 Interest, LT-B2 Interest, LT-B3 Interest, LT-B4 Interest and LT-B5 Interest, sequentially, until their respective Class Principal Amounts equal the Class Principal Amount of the corresponding Class of Upper-Tier Interest immediately after taking account of the distributions to the corresponding Class of Certificates pursuant to Section 5.02; and

(iii) *finally,* to the LT-R Interest, any remaining amounts.

On any Distribution Date losses allocated to each class of Upper-Tier REMIC interest will be allocated to the Lower-Tier REMIC interest to which such class corresponds according to the table above.

The Upper-Tier REMIC

The following table sets forth (or describes) the Class designation, interest rate and initial Class Principal Amount (or initial Class Notional Amount) for each Class of Upper-Tier Interest. The Class UT-A[ ], Class UT-A[ ], Class UT-A[ ], Class UT-IO, Class UT-IO-1, Class UT-IO-2, Class UT-B1, Class UT-B2, Class UT-B3, Class UT-B4 and Class UT-B5 Upper-Tier Interests referenced below each constitute regular interests in the Upper-Tier REMIC that correspond to the Certificates indicated in the chart below, while the UT-R Interest corresponds to the Class R Certificate and constitutes the sole class of residual interest in the Upper-Tier REMIC.

Upper-Tier REMIC Interest Designation	Interest Rate	Initial Class Principal Amount or Class Notional Amount	Corresponding Class of Certificates
UT-A[ ]	(1)	$ (2)	Class A-[ ], A-[ ], A-[ ], A-[ ]
UT-A[ ]	(3)	$ (2)	Class A-[ ], A-[ ], A-[ ]
UT-A[ ]	(3)	$ (4)	Class A-[ ], A-[ ]
UT-IO	(5)	$ (6)	Class A-IO
UT-IO[ ]	(5)	$ (6)	Class A-IO[ ], A-[ ], A-[ ], A-[ ]
UT-IO[ ]	(5)	$ (6)	Class A-IO[ ]
UT-B1	(7)	$ (8)	Class B-1
UT-B2	(7)	$ (8)	Class B-2
UT-B3	(7)	$ (8)	Class B-3
UT-B4	(7)	$ (8)	Class B-4
UT-B5	(7)	$ (8)	Class B-5
UT-R	(9)		Class R

(1) The interest rate on the Class UT-A[ ]-1 Upper-Tier Interest for any Distribution Date will be an annual rate equal to the lesser of (a) [ ]% and (b) the Net WAC Rate for such Distribution Date.

(2) The Class Principal Amounts for the Class UT-A[ ] Upper-Tier Interest for any Distribution Date is equal to the Class Principal Amounts of Class A-[ ], immediately before such Distribution Date. Losses allocated to the Class A-[ ] Certificates on any Distribution Date are presumed to have been allocated to the Class UT-A[ ] Upper-Tier Interest.

(3) The interest rate on each of the Class UT-A[ ] and Class UT-A[ ] Upper-Tier Interest for any Distribution Date will be an annual rate equal to the lesser of (a) [ ]% and (b) the Net WAC Rate for such Distribution Date.

(4) The Class Principal Amount for Class UT-A[ ] Upper-Tier Interest for any Distribution Date is equal to the Class Principal Amount of the Class A-[ ] Certificates immediately before such Distribution Date (computed without regard to whether the Initial Exchangeable Certificates have been exchanged for any other Exchangeable Certificates). The Class Principal Amount for the Class UT-A[ ]

Upper-Tier Interest Upper-Tier Interest the for any Distribution Date is equal to the Class Principal Amount of the Class A-[ ] Certificates immediately before such Distribution Date (computed without regard to whether the Initial Exchangeable Certificates have been exchanged for any other Exchangeable Certificates).

(5)   The interest rate on the Class UT-IO Upper-Tier Interest for any Distribution Date will be an annual rate equal to the excess of (a) the Net WAC Rate for such Distribution Date over (b) [ ]%. The interest rate on the Class UT-IO[ ] Upper-Tier Interest for any Distribution Date will be an annual rate equal to the excess of (a) the lesser of the Net WAC Rate for such Distribution Date and [ ]% over (b) the lesser of [ ]% and the Net WAC Rate for such Distribution Date. The interest rate on the Class UT-IO[ ] Upper-Tier Interest for any Distribution Date will be an annual rate equal to the excess of (a) the lesser of the Net WAC Rate for such Distribution Date and [ ]% over (b) the lesser of [ ]% and the Net WAC Rate for such Distribution Date.

(6)   Each of the Class UT-IO Upper-Tier Interest, Class UT-IO[ ] Upper-Tier Interest and Class UT-IO[ ] Upper-Tier Interest is an interest only interest and for any Distribution Date (1) the Class Notional Amount for each of the Class UT-IO Upper-Tier Interest and Class UT-IO[ ] Upper-Tier Interest is equal to the aggregate Class Principal Amount of the Class UT-A[ ] Upper-Tier Interest, Class UT-A[ ] Upper-Tier Interest and Class UT-A[ ] Upper-Tier Interest immediately before such Distribution Date and (2) the Class Notional Amount for the Class UT-IO[ ] Upper-Tier Interest is equal to the Class Principal Amount of the Class UT-A[ ] Upper-Tier Interest immediately before such Distribution Date. The initial Class Notional Amounts for the foregoing Classes of Upper-Tier Interests are set forth in the table above.

(7)   The interest rate on the Class UT-B1, UT-B2, UT-B3, UT-B4 and UT-B5 Upper-Tier Interests for any Distribution Date is a per annum rate equal to the Net WAC Rate for such Distribution Date.

(8)   The Class Principal Amounts for any Distribution Date for each of the Class UT-B1, UT-B2, UT-B3, UT-B4 and UT-B5 Upper-Tier Interests, respectively, are equal to the Class Principal Amount of the corresponding Class of Certificates immediately before such Distribution Date.

(9)   The Class UT-R Upper-Tier Interest is the sole class of residual interest in the Upper-Tier REMIC and does not have a principal amount or bear interest.

On each Distribution Date, the Available Distribution Amount distributable as interest shall be deemed to have been distributed as interest with respect to the Upper-Tier Interests based on the interest rates described above. On each Distribution Date, Interest Shortfalls shall be allocated to each Upper-Tier Interest to the same extent that such Interest Shortfalls are allocated to the corresponding Classes of Certificates. For the avoidance of doubt, amounts allocated to the Class LT-R Certificate pursuant to Sections 5.02(a)(xiii) and 5.02(de shall be excluded from the Available Distribution Amount for the Upper-Tier REMIC.

On each Distribution Date, the remaining Available Distribution Amount distributable with respect to principal shall be deemed to have been distributed to the Upper-Tier Interests as follows:

(i)   *first*, to the Class UT-A[ ] Upper-Tier Interest, Class UT-A[ ] Upper-Tier Interest and Class UT-A[ ] Upper-Tier, allocated pro-rata between (1) the Class UT-A[ ] Upper-Tier Interest and Class UT-A[ ] Upper-Tier Interest and (2) the Class UT-A[ ] Upper-Tier Interest until their aggregate Class Principal Amount equals the aggregate Class Principal Amount of the Class A-[ ] Certificates, the Class A-[ ] Certificate and the Class A-[ ] Certificates (computed without regard to whether the Initial Exchangeable Certificates have been exchanged for any other Exchangeable Certificates) , immediately after taking account of the distributions to the corresponding Class(es) of Certificates pursuant to Section 5.02.

Prior to the Credit Support Depletion Date, the amount allocated to the Class UT-A[ ] Upper-Tier Interest and the Class UT-A[ ] Upper-Tier Interest pursuant to clause (1) of the preceding sentence shall be allocated sequentially first to the Class UT-A[ ] Upper-Tier Interest until its Class Principal Amount equals the Class Principal Amount of the Class A-[ ] Certificates, and then to the Class UT-A[ ] Upper-Tier Interest until its Class

Principal Amount equals the Class Principal Amount of the Class A-[ ] Certificates (in each case computed without regard to whether the Initial Exchangeable Certificates have been exchanged for any other Exchangeable Certificates) , immediately after taking account of the distributions to the corresponding Class(es) of Certificates pursuant to Section 5.02.

On or after the Credit Support Depletion Date, the amount allocated to the Class UT-A[ ] Upper-Tier Interest and the Class UT-A[ ] Upper-Tier Interest pursuant to clause (1) of the second preceding sentence shall be allocated pro-rata to the Class UT-A[ ] Upper-Tier Interest and the Class UT-A[ ] Upper-Tier Interest until their Class Principal Balances equal the Class Principal Balance of the Class A-[ ] Certificates and the Class A-[ ] Certificates, respectively, (computed without regard to whether the Initial Exchangeable Certificates have been exchanged for any other Exchangeable Certificates), immediately after taking account of the distributions to the corresponding Class(es) of Certificates pursuant to Section 5.02;

(ii)   *second*, to the Class UT-B1 Upper-Tier Interest until its Class Principal Amount equals the Class Principal Amount of the Class B-1 Certificate immediately after taking account of the distributions to such Class of Certificates pursuant to Section 5.02;

(iii)   *third*, to the Class UT-B2 Upper-Tier Interest until its Class Principal Amount equals the Class Principal Amount of the Class B-2 Certificate immediately after taking account of the distributions to such Class of Certificates pursuant to Section 5.02;

(iv)   *fourth*, to the Class UT-B3 Upper-Tier Interest until its Class Principal Amount equals the Class Principal Amount of the Class B-3 Certificate immediately after taking account of the distributions to such Class of Certificates pursuant to Section 5.02;

(v)   *fifth*, to the Class UT-B4 Upper-Tier Interest until its Class Principal Amount equals the Class Principal Amount of the Class B-4 Certificate immediately after taking account of the distributions to such Class of Certificates pursuant to Section 5.02;

(vi)   *sixth*, to the Class UT-B5 Upper-Tier Interest until its Class Principal Amount equals the Class Principal Amount of the Class B-5 Certificate immediately after taking account of the distributions to such Class of Certificates pursuant to Section 5.02; and

(vii)   *finally*, to the Class UT-R Upper-Tier Interest, any remaining amounts.

On any Distribution Date on or after the Credit Support Depletion Date, any losses allocated to the Class Principal Amount of the Class A-[ ] Certificates, Class A-[ ] Certificates or Class A-[ ] Certificates (determined without regard to whether such Initial Exchangeable Certificates have been exchanged for any other Exchangeable Certificates) shall be allocated to the corresponding Class of Upper-Tier Interests.

The Certificates

The following table sets forth (or describes) the Class designation, Certificate Interest Rate, initial Class Principal Amount (or initial Class Notional Amount), minimum denomination for each Class of Certificates comprising interests in the Trust Fund created hereunder and whether such Certificate evidences ownership of a Certificated Upper-Tier Interest or ownership of an interest in the Exchangeable Subtrust that holds the Uncertificated Upper-Tier Interests.

Class Designation	Approximate Initial Certificate Interest Rate	Initial Class Principal Amount or Class Notional Amount	Minimum Denominations or Percentage Interest	Corresponding Ownership for Tax
Class A-[ ][1]	%[2]	$	$	Exchangeable Subtrust/Uncertificated Upper-Tier Interest
Class A-[ ][1]	%[2]	$	$	Exchangeable Subtrust/Uncertificated Upper-Tier Interest

Class Designation	Approximate Initial Certificate Interest Rate	Initial Class Principal Amount or Class Notional Amount	Minimum Denominations or Percentage Interest	Corresponding Ownership for Tax
Class A-[ ][1]	%[2]	$	$	Exchangeable Subtrust/Uncertificated Upper-Tier Interest
Class A-[ ][1]	%[2]	$	$	Exchangeable Subtrust/Uncertificated Upper-Tier Interest
Class A-[ ][1]	%[2]	$	$	Exchangeable Subtrust/Uncertificated Upper-Tier Interest
Class A-[ ][1]	%[2]	$	$	Exchangeable Subtrust/Uncertificated Upper-Tier Interest
Class A-IO	%[4]	$[3]	$	Certificated Upper-Tier Interest
Class A-IO[ ][1]	%[5]	$[3]	$	Exchangeable Subtrust/Uncertificated Upper-Tier Interest
Class A-IO[ ]	%[5]	$[3]	$	Certificated Upper-Tier Interest
Class B-1	[6]	$	$	Certificated Upper-Tier Interest
Class B-2	[6]	$	$	Certificated Upper-Tier Interest
Class B-3	[6]	$	$	Certificated Upper-Tier Interest
Class B-4	[6]	$	$	Certificated Upper-Tier Interest
Class B-5	[6]	$	$	Certificated Upper-Tier Interest
Class R	[7]	[7]	100%	Certificated Residual in Upper-Tier REMIC
Class LT-R	[7]	[7]	100%	Certificated Residual in Lower-Tier REMIC

_____

(1)   All or a portion of the Initial Exchangeable Certificates may be exchanged for the Exchangeable Certificates and vice versa in the combinations described in Exhibit Q hereto. On the Closing Date the aggregate principal amount of the Senior Certificates (other than the Interest-only Certificates) will equal $[ ]. All exchanges are subject to the requirements of Section 3.10.

(2)   The Certificate Interest Rate on the Class A-[ ] Certificates and any Distribution Date will be an annual rate equal to the lesser of (i) [ ]% and (ii) the Net WAC for such Distribution Date. The Certificate Interest Rate on the Class A-[ ], Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates and any Distribution Date will be an annual rate equal to the lesser of (i) [ ]% and (ii) the Net WAC for such Distribution Date.

(3)   The Class A-IO, Class A-IO[ ] and Class A-IO[ ] Certificates are interest-only certificates and will not be entitled to distributions of principal. The Class A-IO and Class A-IO[ ] Certificates will accrue interest on a notional amount equal to the aggregate Class Principal Amount of the Class A-[ ], Class A-[ ] and Class A-[ ] Certificates. The Class A-IO[ ] Certificates will accrue interest on a notional amount equal to the Class Principal Amount of the Class A-[ ] Certificates.

(4)   The Certificate Interest Rate on the Class A-IO Certificates and any Distribution Date will be an annual rate equal to the excess, if any, of the Net WAC Rate for such Distribution Date over [ ]%.

(5)   The Certificate Interest Rate on the Class A-IO[ ] Certificates and any Distribution Date will be an annual rate equal to the excess, if any, of (i) the lesser of the Net WAC for such Distribution Date and [ ]% over (ii) the lesser of the Net WAC for such Distribution Date and [ ]%. The Certificate Interest Rate on the Class A-IO[ ] Certificates and any Distribution Date will be an annual rate equal to the excess, if any, of (i) the lesser of the Net WAC for such Distribution Date and [ ]% over (ii) the lesser of the Net WAC for such Distribution Date and [ ]%.

(6)   The Certificate Interest Rate on the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates and any Distribution Date will be a per annum rate equal to the Net WAC Rate.

(7)   The Class R Certificate evidences the sole class of residual interest in the Upper-Tier REMIC and does not have a principal amount or bear interest. The Class LT-R Certificate evidences the sole class of residual interest in the Lower-Tier REMIC and does not have a principal amount or bear interest.

As of the Cut-off Date, the Mortgage Loans had an Aggregate Stated Principal Balance of $[   ].

In consideration of the mutual agreements herein contained, the Depositor, the Master Servicer, the Securities Administrator and the Trustee hereby agree as follows.

ARTICLE I

DEFINITIONS

Section 1.01   Definitions. The following words and phrases, unless the context otherwise requires, shall have the following meanings:

10-K Filing Deadline: As defined in Section 6.21(b)(i) hereof.

Accepted Master Servicing Practices: With respect to any Mortgage Loan, those mortgage master servicing practices of prudent mortgage master servicing institutions which master service mortgage loans of the same type as such Mortgage Loan in the jurisdiction where the related Mortgaged Property is located.

Accountant: A Person engaged in the practice of accounting who (except when this Agreement provides that an Accountant must be Independent) may be employed by or affiliated with the Depositor or an Affiliate of the Depositor.

Accountant's Attestation: As defined in Section 6.24.

Accretion Directed Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Accrual Period: With respect to any Distribution Date and for each Class of Certificates, the calendar month preceding the month in which the Distribution Date occurs. Interest shall accrue on all Classes of Certificates and on all Lower-Tier Interests on the basis of a 360-day year consisting of twelve 30-day months.

Acknowledgements: The Assignment of Representations and Warranties Agreements and the Assignment, Assumption and Recognition Agreements, each dated _____ ___, 201_, assigning rights under the Purchase Agreements and each Servicing Agreement, respectively, from the Seller to the Depositor and from the Depositor to the Trustee, for the benefit of the Certificateholders, acknowledged by the Master Servicer, and providing certain rights to the Controlling Holder.

Additional Form 10-D Disclosure: As defined in Section 6.21(a)(i).

Additional Form 10-K Disclosure: As defined in Section 6.21(b)(i).

Additional Servicer: Each affiliate of a Servicer that services any of the Mortgage Loans and each Person who is not an affiliate of the Depositor or a Servicer, who services 10% or more of the Mortgage Loans (measured by aggregate Stated Principal Balance of the Mortgage Loans or, in the case of any Stop Advance Mortgage Loan, the Assumed Principal Balance thereof annually at the commencement of the calendar year prior to the year in which an Item 1123 Certificate is required to be delivered). For clarification purposes, the Master Servicer and the Securities Administrator are Additional Servicers.

11

Advance: The payments required to be made by the Master Servicer, the applicable Servicer (other than [20% Servicer]) or the Servicing Administrator with respect to any Distribution Date pursuant to this Agreement or the Servicing Agreements, as applicable, the amount of any such payment being equal to the aggregate of the payments of principal and interest (net of the Master Servicing Fee and the applicable Servicing Fee) on the Mortgage Loans , other than any Stop Advance Mortgage Loan, that were due on the related Due Date and not received as of the close of business on the related Determination Date, less the aggregate amount of any such delinquent payments that the Master Servicer, the applicable Servicer (other than [20% Servicer]) or the Servicing Administrator have determined would constitute Nonrecoverable Advances if advanced.

Adverse Grantor Trust Event: Any event that would cause the Exchangeable Subtrust to lose its status as a grantor trust for federal income tax purposes.

Adverse REMIC Event: Either (i) loss of status as a REMIC, within the meaning of Section 860D of the Code, for any group of assets identified as a REMIC in the Preliminary Statement to this Agreement, or (ii) imposition of any tax, including the tax imposed under Section 860F(a)(1) on prohibited transactions, and the tax imposed under Section 860G(d) on certain contributions to a REMIC, on any REMIC created hereunder to the extent such tax would be payable from assets held as part of the Trust Fund.

Affiliate: With respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

Aggregate Expense Rate: The sum of the Master Servicing Fee Rate, the Securities Administrator Fee Rate, the Servicing Fee Rate, the Trustee Fee Rate and the Custodian Fee Rate.

Aggregate Stated Principal Balance: As to any Distribution Date, the aggregate of the Stated Principal Balances for all Mortgage Loans that were outstanding as of the most recent Due Date.

Aggregate Voting Interests: The aggregate of the Voting Interests of all the Certificates under this Agreement.

Agreement: This Pooling and Servicing Agreement and all amendments and supplements hereto.

Applicable Credit Support Percentage: As to any Class of Subordinate Certificates and any Distribution Date, the sum of the Class Subordination Percentage of such Class and the aggregate of the Class Subordination Percentages of all other Classes (if any) of Subordinate Certificates having lower payment priorities than such Class.

Appraised Value: With respect to any Mortgage Loan, the Appraised Value of the related Mortgaged Property shall be the lesser of: (i) the value (or the Reconciled Market Value if more than one appraisal is received) thereof as determined by a Qualified Appraiser at the time of origination of the Mortgage Loan, and (ii) the purchase price paid for the related Mortgaged Property by the Mortgagor with the proceeds of the Mortgage Loan; provided, however, that in the case of a Refinancing Mortgage Loan, such value (or the Reconciled Market Value if more than one appraisal is received) of the Mortgaged Property is based solely upon the value determined by an appraisal or appraisals made for the originator of such Refinancing Mortgage Loan at the time of origination of such Refinancing Mortgage Loan by a Qualified Appraiser.

Appraiser Independence Requirements: The Appraiser Independence Requirements effective as of October 15, 2010, as amended and in effect from time to time.

Assessment of Compliance: As defined in Section 6.23(a).

Asset Representations Reviewer: [   ], a [   ], as asset representations reviewer hereunder, or any successor appointed by the Depositor, which shall be an independent third party with experience performing due diligence on residential mortgage loans and shall not be the same party that performed the pre-offering review of the Mortgage Loans.

Assumed Stated Principal Balance: With respect to a Stop Advance Mortgage Loan, as of any date of determination, the unpaid principal balance of such Mortgage Loan as determined by the amortization schedule for such Mortgage Loan at the time of determination (before any adjustment to such amortization schedule by reason of any moratorium or similar waiver or grace period) after giving effect to any previous Servicing Modification, Principal Prepayments and related Liquidation Proceeds allocable to principal and irrespective of any delinquency in payment by the related Mortgagor.

Authenticating Agent: Any authenticating agent appointed by the Trustee pursuant to Section 6.10 until any successor authenticating agent for the Certificates is named, and thereafter "Authenticating Agent" shall mean any such successor. The initial Authenticating Agent shall be the Securities Administrator under this Agreement.

Authorized Officer: Any Person who may execute an Officer's Certificate on behalf of the Depositor or the Servicing Administrator, as applicable.

Available Distribution Amount: With respect to any Distribution Date, the sum of the following amounts: (i) all scheduled payments of interest (net of the Servicing Fee, the Securities Administrator Fee, the Master Servicing Fee, the Trustee Fee and the Custodian Fee) and principal due during the related Due Period and received, together with any Advances in respect thereof, or collected or advanced with respect to a prior Due Period and not included in the Available Distribution Amount for a previous Distribution Date; (ii) Insurance Proceeds received during the related Prepayment Period; (iii) Liquidation Proceeds received during the related Prepayment Period (net of unreimbursed expenses incurred in connection with a liquidation or foreclosure, unpaid fees in respect of such Mortgage Loan due to the Servicer, Servicing Administrator, Master Servicer, Securities Administrator, Custodian and Trustee and unreimbursed Advances and Servicing Advances, if any); (iv) Subsequent Recoveries received during the related Prepayment Period and any amounts received by the Securities Administrator or Trustee since the prior Distribution Date as reimbursement for expenses or other amounts that were previously applied to reduce the Available Distribution Amount and were not applied to reduce the Net WAC Rate for any Distribution Date; (v) all Principal Prepayments, together with any accrued interest thereon, identified as having been received on the Mortgage Loans during the related Prepayment Period, plus any amounts received from the Servicers (other than [20% Servicer]), the Servicing Administrator or the Master Servicer in respect of Prepayment Interest Shortfalls on such Mortgage Loans; (vi) amounts received with respect to such Distribution Date as the Substitution Amount and the Repurchase Price in respect of a Deleted Mortgage Loan or a Mortgage Loan purchased by an Originator or the Seller as of such Distribution Date as a result of a breach of a representation or warranty; and (vii) the Clean-up Call Price paid by the Master Servicer to purchase the Mortgage Loans and terminate the Trust Fund, if applicable; *minus*

(A) amounts applied to reimburse Advances and Servicing Advances previously made and other amounts as to which the Servicers (other than [20% Servicer]) and the Servicing Administrator are entitled to be reimbursed pursuant to the Servicing Agreements; (B) amounts applied to reimburse Advances and Servicing Advances previously made as to which the Master Servicer is entitled to be reimbursed pursuant to this Agreement; and (C) the sum of all related fees, charges and other costs, including indemnification amounts and costs of arbitration (other than the Trustee Fee, the Securities Administrator Fee, the Custodian Fee and the Master Servicing Fee) payable or reimbursable to the Master Servicer, the Securities Administrator, the Asset Representations Reviewer and the Trustee from the Trust Fund under this Agreement and the Custodian under the Custodial Agreement, subject to an aggregate maximum amount of $300,000 annually (per year from the Closing Date to the first anniversary of the Closing Date and each subsequent anniversary year thereafter) excluding fees payable to the asset representations reviewer, to be paid to such parties collectively, in the order claims for payment of such amounts are received by the Securities Administrator; provided, however, that if a claim is presented, other than for fees payable to the asset representations reviewer, for an amount that, when combined with the amount of prior claims paid during that year, would exceed $300,000, then only a portion of such claim will be paid that will make the total amount paid during that year equal to $300,000 and the excess remaining unpaid, together with any additional claims received during that year, will be deferred until the following anniversary year and if the total amount of such deferred claims exceeds $300,000 then payment in such following anniversary year (and each subsequent anniversary year as may be needed until such deferred claims are paid in full) shall be apportioned among the Master Servicer, the Securities Administrator, the Custodian and the Trustee, in proportion to the aggregate amount of deferred claims submitted by such entity as of the last day of the prior year; provided that, in no event will the aggregate amount reimbursable to the Trustee exceed $125,000 annually (per year from the Closing Date to the first anniversary of the Closing Date and each subsequent anniversary year thereafter).

Back-Up Certificate: As defined in Section 6.21(e).

Bankruptcy: As to any Person, the making of an assignment for the benefit of creditors, the filing of a voluntary petition in bankruptcy, adjudication as a bankrupt or insolvent, the entry of an order for relief in a bankruptcy or insolvency proceeding, the seeking of reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief, or seeking, consenting to or acquiescing in the appointment of a trustee, receiver or liquidator, dissolution, or termination, as the case may be, of such Person pursuant to the provisions of either the Bankruptcy Code or any other similar state laws.

Bankruptcy Code: The United States Bankruptcy Code, as amended.

Benefit Plan Opinion: An Opinion of Counsel satisfactory to the Certificate Registrar, the Depositor and the Trustee to the effect that any proposed transfer will not (i) cause the assets of the Trust Fund to be regarded as plan assets for purposes of the Plan Asset Regulations or (ii) give rise to any fiduciary duty on the part of the Depositor or the Trustee.

Book-Entry Certificates: Beneficial interests in Certificates designated as "Book-Entry Certificates" in this Agreement, ownership and transfers of which shall be evidenced or made through book entries by a Clearing Agency as described in Section 3.09; *provided*, *that* after the occurrence of a Book-Entry Termination whereupon book-entry registration and transfer are no longer permitted and Definitive Certificates are to be issued to Certificate Owners, such Book-Entry Certificates shall no longer be "Book-Entry Certificates." As of the Closing Date, the following Classes of Certificates constitute Book-Entry Certificates: Class A-[ ], Class A-[ ], Class A-[ ], Class A-IO[ ], Class A-IO[ ], Class B-1, Class B-2 and Class B-3.

Book-Entry Termination: As defined in Section 3.09(c).

Business Day: Any day other than (i) a Saturday or a Sunday, (ii) a legal holiday in the States of California, Delaware, Texas or New York, (iii) a day on which banking institutions in the States of California, Delaware, Texas or New York are authorized or obligated by law or executive order to be closed or (iv) a day on which the New York Stock Exchange or the Federal Reserve Bank of New York is closed.

Certificate: Any one of the certificates signed by the Trustee and authenticated by the Securities Administrator as Authenticating Agent in substantially the forms attached hereto as Exhibit A.

Certificate Interest Rate: With respect to each Class of Certificates and any Distribution Date, the applicable per annum rate described in the Preliminary Statement to this Agreement.

Certificate Notional Amount: With respect to any Class A-IO, Class A-IO[ ] and Class A-IO[ ] Certificate and any Distribution Date, such Certificate's Percentage Interest of the Class Notional Amount of such Class of Certificates for such Distribution Date.

Certificate Owner: With respect to a Book-Entry Certificate, the Person who is the owner of such Book-Entry Certificate, as reflected on the books of the Clearing Agency, or on the books of a Person maintaining an account with such Clearing Agency (directly or as an indirect participant, in accordance with the rules of such Clearing Agency).

Certificate Principal Amount: With respect to any Certificate (other than the Interest-only Certificates and the Class R and Class LT-R Certificates) and any Distribution Date, the maximum specified dollar amount of principal to which the Holder thereof is then entitled hereunder, such amount being equal to the initial principal amount set forth on the face of such Certificate, *less* (i) the amount of all principal distributions previously made with respect to such Certificate; (ii) the principal portion of all Realized Losses previously allocated to such Certificate; and (iii) any Certificate Writedown Amount previously allocated to such Certificate; *provided, however*, that on any Distribution Date on which a Subsequent Recovery or any amount described in clause (4) of the definition of Senior Principal Distribution Amount or Subordinate Principal Distribution Amount is distributed, the Certificate Principal Amount of any Certificate then outstanding to which a Certificate Writedown Amount or Realized Loss amount has been applied will be increased sequentially, in order of seniority, by an amount equal to the lesser of (A) the principal portion of any Certificate Writedown Amount or Realized Loss amount previously allocated to that Certificate to the extent not previously recovered and (B) the sum of (i) the principal portion of any Subsequent Recovery that is distributed on such Distribution Date and (ii) any amount described in clause (4) of the definition of Senior Principal Distribution Amount or Subordinate Principal Distribution Amount that is distributed on such Distribution Date, after application (for this purpose) to more senior Classes of Certificates pursuant to this Agreement; and *provided further* that on any Distribution Date on which the Aggregate Stated Principal Balance of the Mortgage Loans or, in the case of any Stop Advance Mortgage Loan the Unpaid Principal Balance thereof, exceeds the aggregate Certificate Principal Amount, such excess (including any excess attributable to the allocation of Principal Forbearance Amounts) will be allocated to increase the Certificate Principal Amount of any Certificate then outstanding to which a Certificate Writedown Amount or Realized Loss amount has previously been allocated, sequentially in order of seniority (and with respect to the Senior Certificates, pro rata based upon the amount of Certificate Writedown Amounts and Realized Losses previously allocated thereto), up to the principal amount of such Certificate Writedown Amount or Realized Loss to the extent not previously recovered. The Interest-only Certificates and the Class R and Class LT-R Certificates are issued without Certificate Principal Amounts. Notwithstanding the foregoing, the Certificate Principal Amount of the Initial Exchangeable Certificates and the Exchangeable Certificates will be subject to increase or decrease in tandem from time to time in connection with exchanges with respect to such Certificates pursuant to this Agreement.

Certificate Register and Certificate Registrar: The register maintained and the registrar appointed pursuant to Section 3.02. The Securities Administrator will act as the initial Certificate Registrar.

Certificate Writedown Amount: The amount by which the aggregate Certificate Principal Amount of all the Certificates (other than the Interest-only Certificates and the Residual Certificates) on any Distribution Date (after giving effect to distributions of principal and allocations of Realized Losses on that Distribution Date) exceeds the Aggregate Stated Principal Balance of the Mortgage Loans or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance thereof for such Distribution Date, which will be applied to reduce the Class Principal Amount of each Class of Subordinate Certificates in reverse order of their priority of payment and, after the Credit Support Depletion Date, to reduce the aggregate Class Principal Amount of the Senior Certificates (other than the Interest-only Certificates), on a pro rata basis in accordance with their respective Class Principal Amounts; *provided, however,* that any Certificate Writedown Amounts that would otherwise reduce the Class Principal Amounts of the Class A-[ ] and Class A-[ ] Certificates will first reduce the Class Principal Amount of the Class A-[ ] Certificates until the Class Principal Amount of the Class A-[ ] Certificates has been reduced to zero, and will then reduce the Class Principal Amount of the Class A-[ ] and Class A-[ ] Certificates on a pro rata basis.

Certificated Upper-Tier Interest: Any or all, as the context requires, of the following regular interests in the Upper-Tier REMIC described in the Preliminary Statement to this Agreement as the [Class UT-AIO Upper Tier Interest, Class UT-AIO[ ] Upper Tier Interest, Class UT-B1 Upper Tier Interest, Class UT-B2 Upper Tier Interest, Class UT-B3 Upper Tier Interest, Class UT-B4 Upper Tier Interest and Class UT-B5 Upper Tier Interest].

Certificateholder: The meaning provided in the definition of "Holder."

Certification: As defined in the Custodial Agreement.

Civil Relief Act: The Servicemembers Civil Relief Act, as amended, or any similar state or local law.

Class: Collectively, Certificates bearing the same class designation. In the case of the Lower-Tier REMIC, the term "Class" refers to all Lower-Tier Interests having the same alphanumeric designation. In the case of the Upper-Tier REMIC, the term "Class" refers to all Upper-Tier Interests having the same alphanumeric designation.

Class LT-R Certificate: The Class LT-R Certificate executed by the Trustee and authenticated and delivered by the Authenticating Agent, substantially in the form annexed as Exhibit A and evidencing ownership of the LT-R Interest.

Class Notional Amount: With respect to the Interest-only Certificates, the applicable class notional amount calculated as provided in the Preliminary Statement to this Agreement. With respect to any Lower-Tier Interest or any Uncertificated or Certificated Upper-Tier Interest, , the applicable class notional amount calculated as provided in the Preliminary Statement to this Agreement.

Class Principal Amount: With respect to each Class of Certificates (other than the Interest-only Certificates and the Residual Certificates), the aggregate of the Certificate Principal Amounts of all Certificates of such Class at the date of determination. With respect to any Lower-Tier Interest or any Uncertificated Upper-Tier Interest, the initial Class Principal Amount as shown or described in the table set forth in the Preliminary Statement to this Agreement for the Lower-Tier REMIC or Upper-Tier REMIC, as applicable, as reduced by principal distributed with respect to such Lower-Tier Interest and Uncertificated Upper-Tier Interest, as applicable, and Realized Losses or Certificate Writedown Amounts allocated to such Lower-Tier Interest and Uncertificated Upper-Tier Interest, as applicable, at the date of determination.

Class R Certificate: The Class R Certificate executed by the Trustee, and authenticated and delivered by the Authenticating Agent, substantially in the form annexed hereto as Exhibit A, and evidencing the ownership of the UT-R Interest.

Class Subordination Percentage: With respect to each Class of Subordinate Certificates, for each Distribution Date, the percentage obtained by dividing the Class Principal Amount of such Class prior to any distributions of principal, allocations of Realized Losses or allocations of Certificate Writedown Amounts on that Distribution Date by the aggregate of the Class Principal Amounts of all Classes of Certificates (other than the Interest-only Certificates and the Residual Certificates) prior to any distributions of principal, allocations of Realized Losses or allocations of Certificate Writedown Amounts on that Distribution Date; provided that for purposes of calculating the numerator and the denominator above, the Class Principal Amount of the class of Subordinate Certificates with the lowest payment priority shall be reduced by the aggregate of the Unpaid Principal Balances of any Stop Advance Mortgage Loans for such Distribution Date.

Clean-up Call: The optional purchase of the Mortgage Loans and all property acquired in respect of any Mortgage Loan remaining in the Trust Fund on any date on which the Aggregate Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, is less than 10% of the Aggregate Stated Principal Balance as of the Cut-off Date, in accordance with Section 7.01(d) of this Agreement.

Clean-up Call Price: The price paid by the Master Servicer pursuant to Section 7.01(d) of this Agreement, which is equal to the sum of (i) 100% of the aggregate outstanding principal balance of the Mortgage Loans plus accrued interest thereon, to, but not including, the first day of the month in which the Clean-up Call Price is to be distributed and (ii) the fair market value of any REO Property; provided, however, that such purchase price may be increased as is necessary, as determined by the Depositor, to avoid disqualification of any REMIC created under this Agreement as a REMIC.

Clearing Agency: An organization registered as a "clearing agency" pursuant to Section 17A of the Exchange Act. As of the Closing Date, the Clearing Agency shall be The Depository Trust Company.

Clearing Agency Participant: A broker, dealer, bank, other financial institution or other Person for whom from time to time a Clearing Agency effects book-entry transfers and pledges of securities deposited with the Clearing Agency.

Closing Date: _____ ___, 201_.

Code: The Internal Revenue Code of 1986, as amended, and as it may be further amended from time to time, any successor statutes thereto, and applicable U.S. Department of Treasury regulations issued pursuant thereto in temporary or final form.

Commission: U.S. Securities and Exchange Commission.

Component Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Controlling Holder: At any time, the Holder of the majority of the Class Principal Amount of the Class B-5 Certificates or, if the Class Principal Amount of the Class B-5 Certificates has been reduced to zero, the holder of the majority of the Class Principal Amount of the Class B-4 Certificates. If the Class Principal Amount of the Class B-4 Certificates has been reduced to zero, then no entity will have any rights under this Agreement as a Controlling Holder. Neither the Depositor nor the Seller shall be a Controlling Holder.

Cooperative Corporation: The entity that holds title (fee or an acceptable leasehold estate) to the real property and improvements constituting the Cooperative Property and which governs the Cooperative Property, which Cooperative Corporation must qualify as a Cooperative Housing Corporation under Section 216 of the Code.

Cooperative Loan: Any Mortgage Loan secured by Cooperative Shares and a Proprietary Lease.

Cooperative Property: The real property and improvements owned by the Cooperative Corporation, that includes the allocation of individual dwelling units to the holders of the shares of the Cooperative Corporation.

Cooperative Shares: Shares issued by a Cooperative Corporation.

Corporate Trust Office: With respect to the Trustee, the corporate trust office of the Trustee located at _____, or at such other address as the Trustee may designate from time to time by notice to the Certificateholders, the Depositor, the Master Servicer and the Securities Administrator or the principal corporate trust office of any successor Trustee. With respect to the Certificate Registrar and presentment of Certificates for registration of transfer, exchange or final payment, _____, _____, . With respect to the Securities Administrator, _____, _____, or any other address that the Securities Administrator may designate from time to time by notice to the Certificateholders, the Depositor and the Trustee.

Corresponding Class of Certificates: With respect to each Upper-Tier Interest, the Class or Classes of Certificates appearing opposite such Upper-Tier Interest, as described in the Preliminary Statement to this Agreement.

Credit File Certification: As defined in the Custodial Agreement.

Credit File Exception Report: As defined in the Custodial Agreement.

Credit Support Depletion Date: The date on which the aggregate Class Principal Amount of the Subordinate Certificates has been reduced to zero.

Current Interest: With respect to each Class of Certificates and any Distribution Date, the aggregate amount of interest accrued at the applicable Certificate Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount, as applicable, of such Class prior to any distributions of principal, allocations of Realized Losses or allocations of Certificate Writedown Amounts prior to such Distribution Date.

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Custodial Accounts: Each Custodial Account (other than an Escrow Account) established and maintained by a Servicer pursuant to a Servicing Agreement with respect to the Mortgage Loans.

Custodial Agreement: The Custodial Agreement, dated as of _____ __, 20__, among the Depositor, the Seller, the Trustee, and _____, as Custodian, as amended from time to time. A copy of the Custodial Agreement is attached hereto as Exhibit D.

Custodian: A Person who is at any time appointed by the Trustee as a custodian of all or a portion of the Mortgage Documents, the Trustee Mortgage Files and the Trustee Credit Files and listed on the Mortgage Loan Schedule as the Custodian of such Mortgage Documents, Trustee Mortgage Files and Trustee Credit Files. The initial Custodian is _____.

Custodian Fee: With respect to any Distribution Date, an amount equal to the product of one-twelfth of the Custodian Fee Rate and the Stated Principal Balance of each Mortgage Loan provided that, in the case of any Stop Advance Mortgage Loan, the Custodian Fee will accrue at the Custodian Fee Rate on the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period. For the avoidance of doubt, the Custodian Fee on any Stop Advance Mortgage Loan will be payable from late collections of interest on the related Mortgage Loan, or Liquidation Proceeds on the related Mortgage Loan in accordance with Section 5.02(g).

Custodian Fee Rate: [   ]% per annum.

Cut-off Date: _____ __, 20__.

Debt Service Reduction: With respect to any Mortgage Loan, a reduction in the Scheduled Payment for such Mortgage Loan by a court of competent jurisdiction in a proceeding under the Bankruptcy Code, which became final and non-appealable, except such a reduction resulting from a Deficient Valuation or any reduction that results in a permanent forgiveness of principal.

Defective Mortgage Loan: The meaning specified in Section 2.04.

Deficient Valuation: With respect to any Mortgage Loan, a valuation of the related Mortgaged Property by a court of competent jurisdiction in an amount less than the then outstanding indebtedness under the Mortgage Loan, or any reduction in the amount of principal to be paid in connection with any Scheduled Payment that results in a permanent forgiveness of principal, which valuation or reduction results from an order of such court which is final and non-appealable in a proceeding under the Bankruptcy Code.

Definitive Certificate: A Certificate of any Class issued in definitive, fully registered, certificated form, which shall initially be the [Class B-4, Class B-5, Class LT-R and Class R] Certificates.

Deleted Mortgage Loan: A Mortgage Loan replaced or to be replaced with a Qualified Substitute Mortgage Loan in accordance with a Purchase Agreement or Servicing Agreement.

Delinquent: Any Mortgage Loan with respect to which the Scheduled Payment due on a Due Date is not received, based on the Mortgage Bankers Association method of calculating delinquency.

Demand: As defined in Section 4.04(a).

Depositor: Sequoia Residential Funding, Inc., a Delaware corporation having its principal place of business in California, or its successors in interest.

Determination Date: With respect to each Distribution Date, the 16th day of the month in which such Distribution Date occurs, or, if such 16th day is not a Business Day, the next succeeding Business Day; provided, however, that with respect to a Servicer and such Servicer's Advance obligations pursuant to the related Servicing Agreement, the Determination Date is the date set forth in the related Servicing Agreement.

Disqualified Organization: A "disqualified organization" as defined in Section 860E(e)(5) of the Code.

Distribution Account: The separate Eligible Account created and maintained by the Securities Administrator, on behalf of the Trustee, pursuant to Section 4.01. Funds in the Distribution Account (exclusive of any earnings on investments made with funds deposited in the Distribution Account) shall be held in trust for the Certificateholders for the uses and purposes set forth in this Agreement.

Distribution Date: The 25th day of each month or, if such 25th day is not a Business Day, the next succeeding Business Day, commencing in _____.

Distribution Date Statement: As defined in Section 4.02.

Due Date: With respect to any Mortgage Loan, the date on which a Scheduled Payment is due under the related Mortgage Note as indicated in the applicable Servicing Agreement, exclusive of any days of grace.

Due Period: As to any Distribution Date, the period beginning on the second day of the calendar month preceding the month in which such Distribution Date occurs, and ending on the first day of the calendar month in which such Distribution Date occurs.

Eligible Account: Any account or accounts maintained with (a) a federal or state chartered depository institution or trust company the short-term and long-term unsecured debt obligations of which (or, in the case of a depository institution or trust company that is the principal subsidiary of a holding company, the debt obligations of such holding company) are rated in the highest rating category of each Rating Agency with respect to short-term unsecured debt obligations and in one of the two highest rating categories of each Rating Agency with respect to long-term unsecured debt obligations at the time any amounts are held on deposit therein or (b) in segregated trust accounts with the corporate trust department of a federal or state-chartered depository institution subject to regulations regarding fiduciary funds on deposit similar to Title 12 of the Code of Federal Regulations Section 9.10(b) with a long-term debt rating of at least "A3" by Moody's and "A" by Fitch and S&P and a short-term debt rating of at least "F1" by Fitch. Eligible Accounts may bear interest, and may include, if otherwise qualified under this definition, accounts maintained with the Trustee or the Paying Agent. If the rating of the short-term or long-term unsecured debt obligations of the depository institution or trust company that maintains the account or accounts is no longer compliant with the requirements set forth in the immediately preceding sentence, the funds on deposit therewith in connection with this transaction shall be transferred to an Eligible Account within 30 days of such downgrade.

Eligible Investments: At any time, any one or more of the following obligations and securities:

(i)   direct obligations of, and obligations fully guaranteed by the United States of America which are backed by the full faith and credit of the United States of America;

(ii)   (a) demand or time deposits, federal funds or bankers' acceptances issued by any depository institution or trust company incorporated under the laws of the United States of America or any state thereof and subject to supervision and examination by federal and/or state banking authorities, provided that the commercial paper and/or the short-term deposit rating and/or the long-term unsecured debt obligations or deposits of such depository institution or trust company at the time of such investment or contractual commitment providing for such investment are rated in the highest rating category by each Rating Agency for long-term unsecured debt with a maturity of more than one year or in the highest rating category by each Rating Agency with respect to short-term obligations (provided that, short-term obligations with a maturity of at least 60 days must be rated "A-1+" by S&P) and (b) any other demand or time deposit or certificate of deposit that is fully insured by the FDIC;

(iii)   repurchase obligations with a term not to exceed thirty (30) days and with respect to any security described in clause (i) above and entered into with a depository institution or trust company (acting as principal) described in clause (ii)(a) above;

(iv)   securities bearing interest or sold at a discount issued by any corporation incorporated under the laws of the United States of America or any state thereof that are rated in the highest rating category by each Rating Agency for long-term unsecured debt with a maturity of more than one year or in the highest rating category by each Rating Agency with respect to short-term obligations (provided that, short-term obligations with a maturity of at least 60 days must be rated "A-1+" by S&P), in each case at the time of such investment or contractual commitment providing for such investment; provided, however, that securities issued by any particular corporation will not be Eligible Investments to the extent that investments therein will cause the then outstanding principal amount of securities issued by such corporation and held as Eligible Investments to exceed 10% of the aggregate outstanding principal balances of all of the Mortgage Loans and Eligible Investments;

(v)   commercial paper (including both non-interest-bearing discount obligations and interest-bearing obligations payable on demand or on a specified date not more than one year after the date of issuance thereof) that is rated in the highest rating category by each Rating Agency for long-term unsecured debt with a maturity of more than one year or in the highest rating category by each Rating Agency with respect to short-term obligations (provided that, short-term obligations with a maturity of at least 60 days must be rated "A-1+" by S&P), in each case at the time of such investment; and

(vi)   any money market funds rated in one of the two highest rating categories by each Rating Agency for long-term unsecured debt with a maturity of more than one year or in the highest rating category by each Rating Agency with respect to short-term obligations (provided that, with respect to S&P, shares of a money market fund are rated "AAAm"), including any such fund managed or advised by the Trustee or any of its Affiliates;

provided, however, that no instrument or security shall be an Eligible Investment if such instrument or security evidences a right to receive only interest payments with respect to the obligations underlying such instrument or if such security provides for payment of both principal and interest with a yield to maturity in excess of 120% of the yield to maturity at par or if such instrument or security is purchased at a price greater than par.

ERISA: The Employee Retirement Income Security Act of 1974, as amended.

ERISA-Qualifying Underwriting: A best efforts or firm commitment underwriting or private placement that meets the requirements of an Underwriter's Exemption.

ERISA-Restricted Certificate: (i) The Class [ ], Class [ ] and Class [ ] Certificates that have not been the subject of an ERISA-Qualifying Underwriting, (ii) the Class [   ], Class [   ], Class R and Class LT-R Certificates, and (iii) any Senior Certificate, Class [   ], Class [ ] or Class [ ] Certificate that has been underwritten that does not satisfy the applicable rating requirement under the Underwriter's Exemption.

Escrow Account: As defined in Section 1.01 of each Servicing Agreement.

Event of Default: Any one of the conditions or circumstances enumerated in Section 6.14.

Exception Report: As defined in the Custodial Agreement.

Exchange Act: The Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

Exchange Date: As defined in Section 3.10(b).

Exchange Fee: As defined in Section 3.10(b).

Exchangeable Certificates: The Class A-[ ], Class A-[ ] and Class A-[ ] Certificates.

Exchangeable Subtrust: That portion of the Trust Fund consisting of the Uncertificated Upper-Tier Interests deemed held by the Securities Administrator in a grantor trust for the benefit of Holders of the Initial Exchangeable Certificates and the Exchangeable Certificates as further described in Section 3.11.

Exchangeable Subtrust Account: The account designated by the Securities Administrator pursuant to Section 3.11, which may be a subaccount of the Distribution Account.

Exemption Rating Agency: An NRSRO that meets the requirements of the Underwriter's Exemption.

Fannie Mae: Fannie Mae or any successor thereto.

FDIC: The Federal Deposit Insurance Corporation or any successor thereto.

FIRREA: The Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended and in effect from time to time.

Fitch: Fitch Ratings, Inc., or any successor in interest.

Floating Rate Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Form 8-K Disclosure Information: As defined in Section 6.21(c)(i).

Freddie Mac: Freddie Mac, or any successor thereto.

Holder or Certificateholder: The registered owner of any Certificate as recorded on the books of the Certificate Registrar except that, solely for the purposes of taking any action or giving any consent pursuant to this Agreement, any Certificate registered in the name of the Trustee, the Master Servicer, the Securities Administrator or any Servicer, or any Affiliate thereof shall be deemed not to be outstanding in determining whether the requisite percentage necessary to take such action or effect such consent has been obtained, and, in determining whether the Trustee shall be protected in taking such action or in relying upon such consent, only Certificates which a Responsible Officer of the Trustee actually knows to be so owned shall be disregarded. The Trustee, the Certificate Registrar and the Securities Administrator may request and conclusively rely on certifications by the Master Servicer, the Securities Administrator or any Servicer in determining whether any Certificates are registered to an Affiliate of the Master Servicer, the Securities Administrator or any Servicer.

HUD: The United States Department of Housing and Urban Development, or any successor thereto.

Independent: When used with respect to any Accountants, a Person who is "independent" within the meaning of Rule 2-01(b) of the Securities and Exchange Commission's Regulation S-X. When used with respect to any other Person, a Person who (a) is in fact independent of another specified Person and any Affiliate of such other Person, (b) does not have any material direct financial interest in such other Person or any Affiliate of such other Person, and (c) is not connected with such other Person or any Affiliate of such other Person as an officer, employee, promoter, underwriter, trustee, partner, director or Person performing similar functions.

Initial Exchangeable Certificates: The Class A-[ ], Class A-[ ], Class A-[ ] and Class A-IO[ ] Certificates.

Insurance Policy: With respect to any Mortgage Loan, any insurance policy, including all names and endorsements thereto in effect, including any replacement policy or policies for any Insurance Policies.

Insurance Proceeds: Proceeds paid by any Insurance Policy (excluding proceeds required to be applied to the restoration and repair of the related Mortgaged Property or released to the Mortgagor), in each case other than any amount included in such Insurance Proceeds in respect of Insured Expenses.

Insured Expenses: Expenses covered by an Insurance Policy or any other insurance policy with respect to the Mortgage Loans.

Interest Distribution Amount: For each Class of Certificates on any Distribution Date, the Current Interest for such Class as reduced by (A) such Class's share of Net Prepayment Interest Shortfalls and Relief Act Shortfalls, which shall be allocated to each Class on a pro rata basis based on the amount of Current Interest payable to each such Class, and (B) the sum of (i) interest accrued on the aggregate Assumed Stated Principal Balance of all Stop Advance Mortgage Loans at their respective Net Mortgage Rates and (ii) an amount equal to (a) the Net WAC Rate multiplied by (b) the aggregate Unpaid Principal Balance of all Stop Advance Mortgage Loans minus the aggregate Assumed Stated Principal Balance of all Stop Advance Mortgage Loans, which will be allocated first to the Class of Certificates with the lowest payment priority and then to the Class of Certificates with the next lowest payment priority, and so on, in each case up to the Interest Distribution Amount of each such Class for such Distribution Date prior to giving effect to this clause (B) and, in the case of the Senior Certificates, will be allocated to the Senior Certificates on a pro rata basis in accordance with their respective Interest Distribution Amounts prior to giving effect to this clause (B).

Interest-only Certificates: Collectively, the Class A-IO, Class A-IO[ ] and Class A-IO[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Interest Shortfall: As to any Class of Certificates and any Distribution Date, the sum of (a) the amount by which (i) the Interest Distribution Amount for such Class on all prior Distribution Dates exceeds (ii) amounts distributed in respect of interest to such Class on prior Distribution Dates, and (b) if any Stop Advance Mortgage Loan is no longer a Stop Advance Mortgage Loan (including as a result of a Servicing Modification) or became a Liquidated Mortgage Loan in the related Due Period or Prepayment Period, as applicable, any amounts by which the Interest Distribution Amount for such Class was reduced on any prior Distribution Date pursuant to clause (B) of the definition of Interest Distribution Amount, up to the amount of accrued but unpaid interest received on such Mortgage Loan, excluding any such unpaid interest that was added to the Unpaid Principal Balance of the Mortgage Loan as a result of a Servicing Modification or, in the case of a Liquidated Mortgage Loan, up to the amount of collections allocated to accrued and unpaid interest on such Mortgage Loan, which amounts shall be allocated to such Classes of Certificates in order of payment priority with respect to interest.

Inverse Floating Rate Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Item 1123 Certificate: As defined in Section 6.22.

KBRA: Kroll Bond Rating Agency, Inc., or any successor in interest.

Latest Possible Maturity Date: The Distribution Date occurring in _____ 20__.

Liquidated Mortgage Loan: With respect to any Distribution Date, a defaulted Mortgage Loan (including any REO Property) as to which, prior to the close of business on the Business Day immediately preceding the Due Date, the applicable Servicer has determined that all recoverable Liquidation Proceeds and Insurance Proceeds have been received.

Liquidation Proceeds: All cash amounts, including Insurance Proceeds, received in connection with the partial or complete liquidation of defaulted Mortgage Loans, whether through trustee's sale, foreclosure sale or otherwise or amounts received in connection with any condemnation or partial release of a Mortgaged Property and any other net proceeds received in connection with the disposition of an REO Property.

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Loan-To-Value Ratio: With respect to any Mortgage Loan and as to any date of determination, the fraction (expressed as a percentage) the numerator of which is the principal balance of the related Mortgage Loan at such date of determination and the denominator of which is the Appraised Value of the related Mortgaged Property.

Lower-Tier Interest: Any one of the interests in the Lower-Tier REMIC as described in the Preliminary Statement to this Agreement.

Lower-Tier REMIC: The segregated pool of assets that is described in the Preliminary Statement to this Agreement.

LT-R Interest: The residual interest in the Lower-Tier REMIC, as described in the Preliminary Statement to this Agreement.

Master Servicer: [   ], a [   ] , in its capacity as Master Servicer and any successor in interest, or if any successor master servicer shall be appointed as herein provided, then such successor master servicer.

Master Servicer Collection Account: The separate Eligible Account created and maintained by the Master Servicer, on behalf of the Trustee, pursuant to Section 4.01. Funds in the Master Servicer Collection Account shall be held in trust for the Certificateholders for the uses and purposes set forth in this Agreement.

Master Servicer Compensating Interest Payment: As to any Distribution Date and the Master Servicer, the lesser of (1) the Master Servicing Fee for such date and (2) the amount of any Servicer Compensating Interest Payment that a Servicer or the Servicing Administrator failed to remit on the Servicer Remittance Date).

Master Servicer Remittance Date: The Business Day prior to each Distribution Date.

Master Servicing Fee: With respect to any Distribution Date, an amount equal to the product of one-twelfth of the Master Servicing Fee Rate and the Stated Principal Balance of each Mortgage Loan provided that, in the case of any Stop Advance Mortgage Loan, the Master Servicing Fee will accrue at the Master Servicing Fee Rate on the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period. For the avoidance of doubt, the Master Servicing Fee on any Stop Advance Mortgage Loan will be payable from late collections of interest on the related Mortgage Loan, or Liquidation Proceeds on the related Mortgage Loan in accordance with Section 5.02(g).

Master Servicing Fee Rate: _____% per annum.

Master Servicing Transfer Costs: All reasonable costs and expenses incurred by the Trustee in connection with the appointment of a successor master servicer and the transfer of master servicing from a predecessor master servicer, including, without limitation, any reasonable costs or expenses associated with the identification and engagement of a successor master servicer, the documentation of the assumption of master servicing by the successor master servicer, the complete transfer of all master servicing data and the completion, correction or manipulation of such master servicing data as may be required by the Trustee or the successor master servicer to correct any errors or insufficiencies in the master servicing data or otherwise to enable the Trustee or other successor master servicer to master service the Mortgage Loans properly and effectively.

Minimum ERISA Rating: A rating that is not lower than BBB- (or its equivalent) provided by an Exemption Rating Agency

Moody's: Moody's Investors Service, Inc., or any successor in interest.

Mortgage: A mortgage, deed of trust or other instrument creating a first lien on, or first priority ownership interest in, an estate in fee simple in real property securing a Mortgage Note, together with improvements thereto.

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Mortgage Documents: With respect to each Mortgage Loan, the mortgage documents required to be delivered to the Custodian pursuant to the Custodial Agreement.

Mortgage Loan: A Mortgage and the related Mortgage Note or other evidences of indebtedness secured by each such Mortgage conveyed, transferred, sold, assigned to or deposited with the Trustee pursuant to Section 2.01 (including any Qualified Substitute Mortgage Loan and REO Property), including without limitation, each Mortgage Loan listed on the Mortgage Loan Schedule, as amended from time to time.

Mortgage Loan Purchase and Sale Agreement: The mortgage loan purchase and sale agreement, dated as of _____ ___, 201_, between the Seller and the Depositor.

Mortgage Loan Schedule: The schedule attached hereto as Schedule A, which shall identify each Mortgage Loan, as such schedule may be amended by the Depositor or the Servicers from time to time to reflect the addition of Qualified Substitute Mortgage Loans to, or the deletion of Deleted Mortgage Loans from, the Trust Fund.

Mortgage Note: The original executed note or other evidence of the indebtedness of a Mortgagor secured by a Mortgage under a Mortgage Loan.

Mortgaged Property: The underlying property securing a Mortgage Loan which, with respect to a Cooperative Loan, is the related Cooperative Shares and Proprietary Lease.

Mortgage Rate: As to any Mortgage Loan and any Distribution Date, the annual rate of interest borne by the related Mortgage Note as of the related Due Date, taking into account any Servicing Modification or other amendments to the Mortgage Note.

Mortgagor: The obligor on a Mortgage Note.

Net Liquidation Proceeds: With respect to any Liquidated Mortgage Loan or any other disposition of related Mortgaged Property, the related Liquidation Proceeds net of Advances, Servicing Advances, related Servicing Fees, Trustee Fees, Master Servicing Fees, Custodian Fees and/or Securities Administrator Fees and any other accrued and unpaid servicing fees received and retained in connection with the liquidation of such Mortgage Loan or Mortgaged Property.

Net Mortgage Rate: With respect to any Mortgage Loan and any Distribution Date, the related Mortgage Rate as of the Due Date in the month preceding the month of such Distribution Date reduced by the Aggregate Expense Rate.

Net Prepayment Interest Shortfall: With respect to any Mortgage Loan and any Distribution Date, the amount by which any Prepayment Interest Shortfall for the related Due Period exceeds the amount of Master Servicer Compensating Interest Payment paid by the Master Servicer and Servicer Compensating Interest Payment paid by the applicable Servicer (other than [20% Servicer]) and/or the Servicing Administrator in respect of such shortfall for such Due Period.

Net WAC Rate: An annual rate, expressed as a percentage, equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the related Due Period, weighted on the basis of the Stated Principal Balances or, in the case of any Stop Advance Mortgage Loan, the Assumed Stated Principal Balances thereof, as of the first day of the related Due Period, minus (a) a fraction, the numerator of which equals the amount of any fees, charges and other costs, including indemnification amounts and costs of arbitration (other than the Master Servicing Fee, Custodian Fee, Trustee Fee, and the Securities Administrator Fee), paid or reimbursed to the Master Servicer, the Securities Administrator and the Trustee from the Trust Fund under this Agreement and the Custodian from the Trust Fund in accordance with the Custodial Agreement during the prior calendar month, that are subject to an aggregate maximum amount of $300,000 annually and subject to an annual cap of $125,000 with respect to aggregate amounts reimbursable to the Trustee, and the denominator of which equals the aggregate Stated Principal Balance of the Mortgage Loans or, in the case of any Stop Advance Mortgage

Loan, the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period, multiplied by (b) twelve.

Non-Book-Entry Certificate: Any Certificate other than a Book-Entry Certificate.

Non-permitted Foreign Holder: As defined in Section 3.03(f).

Nonrecoverable Advance: Any portion of an Advance or Servicing Advance previously made or proposed to be made by the Master Servicer and/or the Servicing Administrator (as certified in an Officer's Certificate of the Master Servicer and/or the Servicing Administrator, as applicable), which in the good faith judgment of such party, shall not be ultimately recoverable by such party from the related Mortgagor, related Liquidation Proceeds or otherwise; provided that no such Officer's Certificate shall be required for any Stop Advance Mortgage Loan.

Non-Upper-Tier REMIC: As defined in Section 10.01(d).

Non-United States Person: Any person other than a "United States person" within the meaning of Section 7701(a)(30) of the Code.

Non-U.S. Person: As defined in Regulation S under the Securities Act.

NRSRO: Any nationally recognized statistical rating organization for purposes of Rule 17g-5 under the Exchange Act.

NRSRO Certification: A certification in the form of Exhibit O hereto.

Officer's Certificate: (a) With respect to the Depositor, a certificate signed by two Authorized Officers of the Depositor, (b) with respect to the Master Servicer or the Securities Administrator, a certificate signed by a Responsible Officer, (c) with respect to a Servicer, a certificate signed by the Chairman of the Board, the Vice Chairman of the Board, the President, a Managing Director, a Vice President (however denominated), an Assistant Vice President, the Treasurer, the Secretary, one of the Assistant Treasurers or Assistant Secretaries of a Servicer, or any other duly authorized officers or agents of a Servicer and (d) with respect to the Servicing Administrator, a certificate signed by an Authorized Officer of such Servicing Administrator, and in each case delivered to the Trustee, the Securities Administrator or the Master Servicer, as required hereby.

Opinion of Counsel: A written opinion of counsel, reasonably acceptable in form and substance to the Trustee, the Securities Administrator or the Master Servicer, as required hereby, and who may be in-house or outside counsel to the Depositor, the Master Servicer, the Securities Administrator or the Trustee but which must be Independent outside counsel with respect to any such opinion of counsel concerning the transfer of any Residual Certificate or concerning certain matters with respect to ERISA or the taxation, or the federal income tax status, of each REMIC.

Original Applicable Credit Support Percentage: With respect to each Class of Subordinate Certificates, the related Applicable Credit Support Percentage as of the Closing Date, which shall be equal to the corresponding approximate percentage set forth in the table below opposite its Class designation:

Class B-1	[ ]%
Class B-2	[ ]%
Class B-3	[ ]%
Class B-4	[ ]%
Class B-5	[ ]%

Original Subordinate Class Principal Amount: The aggregate of the Class Principal Amounts of the Classes of Subordinate Certificates as of the Closing Date.

Originator: Each of _____, _____, _____, _____, _____, _____, _____, or _____,, each as seller under the related Purchase Agreement, and any successor thereto.

Partial Accrual Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Paying Agent: Any paying agent appointed pursuant to Section 3.08. The initial Paying Agent shall be the Securities Administrator under this Agreement.

Percentage Interest: With respect to any Certificate, its percentage interest in the undivided beneficial ownership interest in the Trust Fund evidenced by all Certificates of the same Class as such Certificate. With respect to any Certificate, other than an Interest-only Certificate, if applicable, or the Class R Certificates and the Class LT-R Certificates, the Percentage Interest evidenced thereby shall equal the initial Certificate Principal Amount thereof divided by the initial Class Principal Amount of all Certificates of the same Class. With respect to each of the Class R Certificates and the Class LT-R Certificates, the Percentage Interest evidenced thereby shall be as specified on the face thereof, or otherwise, be equal to 100%. With respect to an Interest-only Certificate, the Percentage Interest evidenced thereby shall equal its initial Certificate Notional Amount as set forth on the face thereof divided by the initial Class Notional Amount of such Class.

Person: Any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

Plan: An employee benefit plan or other retirement arrangement which is subject to Section 406 of ERISA and/or Section 4975 of the Code or any entity whose underlying assets include "plan assets" of such plan or arrangement under the Plan Asset Regulations by reason of their investment in the entity.

Plan Asset Regulations: The U.S. Department of Labor regulations set forth in 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.

Planned Principal Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Prepayment Interest Shortfall: With respect to a Mortgage Loan and any Distribution Date, the amount by which interest paid by the related Mortgagor in connection with a Principal Prepayment on the Mortgage Loan is less than one month's interest at the related Mortgage Rate on the Stated Principal Balance of that Mortgage Loan as of the preceding Distribution Date.

Prepayment Period: Means (i) for full Principal Prepayments on any Mortgage Loan serviced by [20% Servicer] and (a) any Distribution Date other than the Distribution Date in _____ __, 20__ , the period commencing on the 15th day of the month preceding the month in which the related Distribution Date occurs through the 14th day of the month in which the related Distribution Date occurs and (b) the Distribution Date in _____ __, 20__ , the period commencing on _____ __, 20__ through _____ __, 20__ , and (ii) for any Distribution Date and (a) any Mortgage Loan serviced by [20% Originator/Servicer] and (b) for partial Principal Prepayments on any Mortgage Loan serviced by [20% Servicer], the calendar month preceding the month in which the related Distribution Date occurs

Primary Mortgage Insurance Policy: Each policy of primary mortgage guaranty insurance or any replacement policy therefor with respect to any Mortgage Loan.

Principal Distribution Amount: With respect to any Distribution Date, the sum of (a) the principal portion of each Scheduled Payment (before taking into account any Deficient Valuations or Debt Service Reductions) due on the related Due Date, whether or not received, other than the principal portion of the Scheduled Payment of any Stop Advance Mortgage Loans, together with the principal portion of any payment on a Stop Advance Mortgage Loan for the related or any prior Due Date that was received, was not included in the Available Distribution Amount for any previous Distribution Date, and was not the subject of an Advance; (b) the principal portion of each Principal Prepayment made by a Mortgagor during the related Prepayment Period; (c) the principal portion of each other unscheduled collection, including any Subsequent Recoveries, Insurance Proceeds and Net Liquidation Proceeds (other than with respect to any Mortgage Loan that became a Liquidated Mortgage Loan during the related Prepayment Period) received during the related Prepayment Period; (d) that portion of the Repurchase Price representing principal of any Mortgage Loans repurchased by an Originator or the Seller in accordance with a Purchase Agreement or by the Seller in accordance with Section 2.04 herein, in each case to the extent received during the related Prepayment Period; (e) the principal portion of any related Substitution Amount received during the related Prepayment Period; and (f) on the Distribution Date on which the Trust Fund is to be terminated pursuant to Article VII hereof, that portion of the Clean-up Call Price in respect of principal.

Principal Forbearance Amount: With respect to a Mortgage Loan that was the subject of a Servicing Modification, the amount of principal of the Mortgage Loan, if any, that has been deferred and that does not accrue interest.

Principal Only Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Principal Prepayment: Any full or partial payment or other recovery of principal on a Mortgage Loan that is received in advance of its scheduled Due Date and that is not accompanied by an amount of interest representing scheduled interest due on any date or dates in any month or months subsequent to the month of prepayment.

Proceeding: Any suit in equity, action at law or other judicial or administrative proceeding.

Proprietary Lease: With respect to any Cooperative Property, a lease or occupancy agreement between a Cooperative Corporation and a holder of related Cooperative Shares.

Prospectus: The prospectus dated _____ __, 20__ , relating to the Class [ ], Class [ ], Class [ ], Class [ ], Class [ ], Class [ ] and Class [ ] Certificates.

Purchase Agreement: Each agreement listed on Exhibit H-1, as amended or supplemented from time to time as permitted thereunder and as modified by the related Acknowledgment.

Qualified Appraiser: With respect to each Mortgage Loan, an appraiser, duly appointed by the originator, who had no interest, direct or indirect in the Mortgaged Property or in any loan made on the security thereof, and whose compensation is not affected by the approval or disapproval of the Mortgage Loan, and such appraiser and the appraisal made by such appraiser both satisfy the requirements of Fannie Mae or Freddie Mac (including but not limited to the Appraiser Independence Requirements) and Title XI of FIRREA and the regulations promulgated thereunder, all as in effect on the date the Mortgage Loan was originated.

Qualified Substitute Mortgage Loan: A mortgage loan substituted by an Originator or the Seller, as applicable, for a Deleted Mortgage Loan in accordance with the applicable Purchase Agreement or the Mortgage Loan Purchase and Sale Agreement, as applicable, which must, on the date of such substitution, (a) have an outstanding principal balance, after deduction of all scheduled payments due in the month of substitution (or in the case of a substitution of more than one mortgage loan for a Deleted Mortgage Loan, an aggregate principal balance), not in excess of the Stated Principal Balance of the Deleted Mortgage Loan or, in the case of a Stop Advance Mortgage Loan, the Unpaid Principal Balance thereof (the amount of any shortfall will be paid by the Originator or the Seller, as applicable, and distributed to Trust Fund in the month of substitution), (b) have a Mortgage Rate not less than, and not more than one percentage point greater than, the Mortgage Rate of the Deleted Mortgage Loan, (c) have a remaining term to maturity not greater than (and not more than one year less than) that of the Deleted

Mortgage Loan, (d) have a Loan-to-Value Ratio at origination no greater than that of the Deleted Mortgage Loan and (e) comply as of the date of substitution with each representation and warranty relating to the Mortgage Loans set forth in the applicable Purchase Agreement.

Rating Agency: Each of Fitch, KBRA and Moody's; provided, however, that references to a "Rating Agency" as used in the definition of "Eligible Account" and "Eligible Investments" shall not include KBRA unless KBRA rates the applicable entity or investment.

Rating Agency Information: The notices, information, reports, certifications and oral and written statements required to be provided to each Rating Agency pursuant to this Agreement or Rule 17g-5 under the Exchange Act.

Realized Loss: (a) With respect to each Liquidated Mortgage Loan, an amount (not less than zero or more than the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance of the Mortgage Loan plus accrued interest) as of the date of such liquidation, equal to (i) the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance of the Liquidated Mortgage Loan as of the date of such liquidation, plus (ii) interest at the Net Mortgage Rate from the Due Date as to which interest was last paid by the borrower to Certificateholders up to the Due Date in the month in which Liquidation Proceeds are required to be distributed on the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance of such Liquidated Mortgage Loan, minus (iii) the Net Liquidation Proceeds received during the month in which such liquidation occurred;

(b) with respect to each Mortgage Loan that has become the subject of a Deficient Valuation, if the principal amount due under the related Mortgage Note has been reduced, the difference between the principal balance of the Mortgage Loan outstanding immediately prior to such Deficient Valuation and the principal balance of the Mortgage Loan as reduced by the Deficient Valuation;

(c) with respect to each Mortgage Loan that has been the subject of a Servicing Modification, any principal due on the Mortgage Loan that has been written off by the related Servicer and any Principal Forbearance Amount; and

(d) with respect to each Class of Certificates, the amount by which the Class Principal Amount is reduced as a result of clauses (a), (b) or (c) above.

In addition, the principal portion of Realized Losses in clause (a) above means, with respect to each Liquidated Mortgage Loan, an amount (not less than zero or more than the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, of the Mortgage Loan plus accrued interest) as of the date of such liquidation, equal to (i) the Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, of the Liquidated Mortgage Loan as of the date of such liquidation, minus (ii) the Net Liquidation Proceeds received during the month in which such liquidation occurred.

Reconciled Market Value: The estimated market value of a Mortgaged Property or REO Property as reasonably determined by the applicable Servicer based on different results obtained from different permitted valuation methods or at different time periods, all in accordance with such Servicer's customary servicing procedures.

Record Date: With respect to any Distribution Date, the last Business Day of the month preceding the month of such Distribution Date.

Refinancing Mortgage Loan: Any Mortgage Loan originated in connection with the refinancing of an existing mortgage loan.

Regulation AB: Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time, and subject to such clarifications and interpretations as have been provided by the Commission or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

Relevant Servicing Criteria: The Servicing Criteria applicable to each party, as set forth on an exhibit to each Servicing Agreement and Exhibit K hereto. Multiple parties can have responsibility for the same Relevant Servicing Criteria. With respect to a Servicing Function Participant engaged by the Master Servicer, the Securities Administrator or any Servicer, the term "Relevant Servicing Criteria" may refer to a portion of the Relevant Servicing Criteria applicable to such parties.

Relief Act Shortfalls: With respect to any Distribution Date and any Mortgage Loan as to which there has been a reduction in the amount of interest collectible thereon for the most recently ended calendar month as a result of the application of the Civil Relief Act, the amount, if any, by which (i) interest collectible on such Mortgage Loan for the most recently ended calendar month is less than (ii) interest accrued thereon for such month pursuant to the Mortgage Note.

REMIC: Each pool of assets in the Trust Fund designated as a REMIC as described in the Preliminary Statement to this Agreement.

REMIC Provisions: The provisions of the federal income tax law relating to real estate mortgage investment conduits, which appear at sections 860A through 860G of the Code, and related provisions, and regulations, including proposed regulations and rulings, and administrative pronouncements promulgated thereunder, as the foregoing may be in effect from time to time.

REO Property: A Mortgaged Property acquired by the Trust Fund through foreclosure or deed-in-lieu of foreclosure in connection with a defaulted Mortgage Loan or otherwise treated as having been acquired pursuant to the REMIC Provisions.

Reportable Event: As defined in Section 6.21(c)(i).

Reporting Servicer: As defined in Section 6.21(b)(i).

Repurchase Price: With respect to any Mortgage Loan and the applicable Originator, the "Repurchase Price" as defined in the applicable Purchase Agreement or Servicing Agreement or in the case of the Seller, the "Repurchase Price" as defined in the Mortgage Loan Purchase and Sale Agreement.

Residual Certificates: The Class LT-R Certificates and the Class R Certificates.

Responsible Officer: With respect to any party, any officer in the corporate trust, servicing or master servicing department or similar group of such party with direct responsibility for the administration of this Agreement and also, with respect to a particular matter related to this transaction, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject.

Restricted Certificate: Any Class B-4, Class B-5, Class R or Class LT-R Certificate.

Rule 15Ga-1 Information: As defined in Section 4.04(a).

Rule 17g-5 Information Provider: The Securities Administrator.

Rule 17g-5 Website: The website maintained by the Securities Administrator pursuant to Section 4.03.

S&P: Standard & Poor's Ratings Services, a Standard & Poor's Financial Services LLC business, or any successor in interest.

Scheduled Payment: The scheduled monthly payment on a Mortgage Loan due on any Due Date allocable to principal and/or interest on such Mortgage Loan which, unless otherwise specified in the Servicing Agreements, shall give effect to any related Debt Service Reduction, any Deficient Valuation and any Servicing Modification that affects the amount of the monthly payment due on such Mortgage Loan.

Scheduled Principal Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Securities Act: The Securities Act of 1933, as amended, and the rules and regulations thereunder.

Securities Administrator: [   ], not in its individual capacity but solely as Securities Administrator, or any successor in interest, or if any successor Securities Administrator shall be appointed as herein provided, then such successor Securities Administrator. [   ] shall act as Securities Administrator for so long as [   ] is Master Servicer under this Agreement.

Securities Administrator Fee: With respect to any Distribution Date, an amount equal to the product of one-twelfth of the Securities Administrator Fee Rate and the Stated Principal Balance of each Mortgage Loan provided that, in the case of any Stop Advance Mortgage Loan, the Securities Administrator Fee will accrue at the Securities Administrator Fee Rate on the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period. For the avoidance of doubt, the Securities Administrator Fee on any Stop Advance Mortgage Loan will be payable from late collections of interest on the related Mortgage Loan, or Liquidation Proceeds on the related Mortgage Loan in accordance with Section 5.02(g).

Securities Administrator Fee Rate: [ ]% per annum.

Seller: Redwood Residential Acquisition Corporation, a Delaware corporation.

Senior Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ], Class A-[ ], Class A-[ ], Class A-[ ], Class A-IO, Class A-IO[ ] and Class A-IO[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Senior Percentage: With respect to each Distribution Date, the percentage equivalent of a fraction, the numerator of which is the aggregate Class Principal Amount of the Senior Certificates (other than the Interest-only Certificates) prior to any distributions of principal, allocations of Realized Losses or allocations of Certificate Writedown Amounts on such Distribution Date and the denominator of which is the Aggregate Stated Principal Balance of all of the Mortgage Loans as of the first day of the related Due Period, but not more than 100%. The initial Senior Percentage will be approximately [ ]%. For the avoidance of doubt, the Stated Principal Balance of a Stop Advance Mortgage Loan shall be zero.

Senior Prepayment Percentage: With respect to any Distribution Date occurring before the Distribution Date in _____ 20__, 100%. Except as provided herein, the Senior Prepayment Percentage for any Distribution Date occurring in or after _____ 20__ shall be as follows:

(i) in or after _____ 20__ to and including _____ 20__, the Senior Percentage plus [ ]% of the Subordinate Percentage for that Distribution Date;

(ii) in or after _____ 20__ to and including _____ 20__, the Senior Percentage plus [ ]% of the Subordinate Percentage for that Distribution Date;

(iii) in or after _____ 20__ to and including _____ 20__, the Senior Percentage plus [ ]% of the Subordinate Percentage for that Distribution Date;

(iv) in or after _____ 20__ to and including _____ 20__, the Senior Percentage plus [   ]% of the Subordinate Percentage for that Distribution Date; and

(v) in or after _____ 20__, the Senior Percentage for that Distribution Date;

provided, however, that there shall be no reduction in the Senior Prepayment Percentage (other than as a result of a reduction of the Senior Percentage) on any Distribution Date unless the Step-Down Test is satisfied; and *provided, further,* that if on any such Distribution Date on or after the Distribution Date in _____ 20__, the Senior Percentage exceeds the initial Senior Percentage, the Senior Prepayment Percentage for that Distribution Date shall again equal 100%.

If on any Distribution Date the allocation to the Senior Certificates (other than the Interest-only Certificates) of Principal Prepayments and other amounts in the percentage required above would reduce the aggregate Class Principal Amount of such Classes of Certificates to below zero, the Senior Prepayment Percentage of those amounts for such Distribution Date shall be limited to the percentage necessary to reduce the aggregate Class Principal Amount of such Classes of Certificates thereof to zero.

<u>Senior Principal Distribution Amount</u>: With respect to the Mortgage Loans and any Distribution Date, the sum of:

(1)   the Senior Percentage of all amounts described in clause (a) of the definition of "Principal Distribution Amount" for that Distribution Date;

(2)   the Senior Prepayment Percentage of each of the amounts described in clauses (b), (c), (d), (e) and (f) of the definition of "Principal Distribution Amount";

(3)   with respect to each Mortgage Loan that became a Liquidated Mortgage Loan during the related Prepayment Period, the lesser of:

(x)   Net Liquidation Proceeds allocable to principal received with respect to that Mortgage Loan; and

(y)   the Senior Prepayment Percentage of the Stated Principal Balance of that Mortgage Loan; and

(4)   any amounts described in clauses (1) through (3) above that remain unpaid with respect to the Senior Certificates (other than the Interest-only Certificates) from prior Distribution Dates;

provided, however, that

(A)   if on any Distribution Date the allocation to the Senior Certificates of the Senior Principal Distribution Amount would reduce the aggregate Class Principal Amount of those Certificates to below zero, the distribution of the Senior Principal Distribution Amount to such Certificates shall be limited to the amount necessary to reduce the aggregate Class Principal Amount of such Classes of Certificates to zero;

(B)   until the aggregate Class Principal Amount of the Senior Certificates is reduced to zero, if on any Distribution Date the aggregate of the Class Principal Amounts of the Subordinate Certificates is less than or equal to [   ]% of the Stated Principal Balance of the Mortgage Loans as of the Closing Date, the Senior Principal Distribution Amount for such Distribution Date and each succeeding Distribution Date will include all principal collections on the Mortgage Loans distributable on that Distribution Date, and the Subordinate Principal Distribution Amount will be zero; and

31

(C) until the aggregate Class Principal Amount of the Senior Certificates is reduced to zero, if on any Distribution Date, the Subordinate Percentage for such Distribution Date is less than [   ]%, the Senior Principal Distribution Amount for such Distribution Date will include all principal collections on the Mortgage Loans distributable on that Distribution Date, and the Subordinate Principal Distribution Amount will be zero.

Senior Support Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Sequential Pay Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Sequential Trigger Event: As to any Distribution Date, a sequential trigger event will be in effect if (a) a fraction, expressed as a percentage, the numerator of which is the aggregate Stated Principal Balance of any Stop Advance Mortgage Loans on the related Determination Date and the denominator of which is the aggregate Stated Principal Balance of the Mortgage Loans on such Determination Date is greater than (b) [single A initial subordination]%.

Servicer: Each Servicer under a Servicing Agreement.

Servicer Compensating Interest Payment: As to any Distribution Date and any Servicer (other than [20% Servicer]) and the Servicing Administrator, the lesser of (1) the Servicing Fee for such Servicer (other than [20% Servicer]) or the aggregate of the applicable Servicer's Servicing Fee and the Servicing Administrator Fee (in the case of the Servicing Administrator) for such date and (2) any Prepayment Interest Shortfalls with respect to any Mortgage Loans serviced by such Servicer (or in the case of the Servicing Administrator, the Mortgage Loans serviced by [20% Servicer]) for such date.

Servicer Remittance Date: As to any Mortgage Loan serviced by [20% Servicer], the 20th day of any month, or if such 20th day is not a Business Day, the first Business Day immediately preceding such 20th day, and as to any Mortgage Loan serviced by [20% Originator/Servicer], the 18th day of any month, or if such 18th day is not a Business Day, the first Business Day immediately following that 18th day, in each case commencing in _____ 20__.

Servicing Administrator: Redwood Residential Acquisition Corporation, as servicing administrator under the [20% Servicer] Servicing Agreement.

Servicing Administrator Fee: As to any Distribution Date and each Mortgage Loan serviced by [20% Servicer], an amount equal to the difference, if positive, between the Servicing Fee with respect to such Mortgage Loan and the servicing compensation payable to [20% Servicer] under the applicable Servicing Agreement.

Servicing Advances: As defined in the applicable Servicing Agreement.

Servicing Agreement: Each agreement listed on Exhibit H-2, as amended or supplemented from time to time as permitted thereunder and as modified by the related Acknowledgment.

Servicing Criteria: The criteria set forth in paragraph (d) of Item 1122 of Regulation AB, as such may be amended from time to time.

Servicing Fee: As to any Distribution Date and each Mortgage Loan, an amount equal to the product of (a) one-twelfth of the Servicing Fee Rate and (b) the Stated Principal Balance of such Mortgage Loan or, in the case of a Stop Advance Mortgage Loan, the Assumed Stated Principal Balance thereof as of the first day of the related Due Period. The Servicing Fee payable with respect to the Mortgage Loans serviced by [20% Servicer] will be allocated by [20% Servicer] between the Servicing Administrator and [20% Servicer] as provided in the related Servicing Agreement.

Servicing Fee Rate: For each Servicer, a per annum rate equal to [0.25]% or such other rate as may be agreed to by the Master Servicer pursuant to Section 9.01(b) of this Agreement and the related Servicing Agreement; provided that, with respect to each Mortgage Loan serviced by [20% Originator/Servicer], the Servicing Fee Rate will be increased by the amount of any increase in the Mortgage Rate for any such Mortgage Loan pursuant to the terms of the related Mortgage Note due to the termination of an automatic debit or direct deposit account; provided further, that the Master Servicer shall have no obligation to confirm or verify any such increase in the Servicing Fee Rate for any such Mortgage Loan serviced by [20% Originator/Servicer].

Servicing Function Participant: Any Subservicer or Subcontractor, other than a Servicer, the Servicing Administrator, the Master Servicer, the Securities Administrator or the Trustee, that is participating in the servicing function within the meaning of Regulation AB, unless such Person's activities relate only to 5% or less of the Mortgage Loans.

Servicing Modification: Any reduction of the Mortgage Rate on or the outstanding principal balance of a Mortgage Loan, any extension of the final maturity date of a Mortgage Loan, any increase to the Stated Principal Balance of a Mortgage Loan by adding to the Stated Principal Balance unpaid principal and interest and other amounts owing under the Mortgage Loan, any Principal Forbearance Amount and any other modification, in each case pursuant to a modification of a Mortgage Loan that is in default or for which, in the judgment of the Servicer of such Mortgage Loan, default is reasonably foreseeable in accordance with the related Servicing Agreement.

Servicing Officer: Any officer of a Servicer involved in, or responsible for, the administration and servicing of the Mortgage Loans whose name and facsimile signature appear on a list of servicing officers furnished to the Master Servicer by the Servicers on the Closing Date pursuant to the Servicing Agreements, as such list may from time to time be amended.

Sponsor: RWT Holdings, Inc., a Delaware corporation.

Startup Day: The day designated as such pursuant to Section 10.01(b) hereof.

Stated Principal Balance: As to any Mortgage Loan and date of determination, the unpaid principal balance of such Mortgage Loan as of the most recent Due Date as determined by the amortization schedule for the Mortgage Loan at the time relating thereto (before any adjustment to such amortization schedule by reason of any moratorium or similar waiver or grace period) after giving effect to any previous Servicing Modification, Principal Prepayments and related Liquidation Proceeds allocable to principal and to the payment of principal due on such Due Date (but not unscheduled Principal Prepayments received on such Due Date) and irrespective of any delinquency in payment by the related Mortgagor; provided that the Stated Principal Balance of any Stop Advance Mortgage Loan shall be zero for all purposes hereunder; and provided further that the Stated Principal Balance of any Stop Advance Mortgage Loan for the Due Date in the Due Period or Prepayment Period, as applicable, in which such Mortgage Loan is no longer a Stop Advance Mortgage Loan , including if such Mortgage Loan has become a Liquidated Mortgage Loan, shall be the Unpaid Principal Balance of such Mortgage Loan; provided, if a Stop Advance Mortgage Loan has become current as a result of a Servicing Modification, then the Stated Principal Balance of such Mortgage Loan for such Due Date shall be the Unpaid Principal Balance thereof after giving effect to such Servicing Modification. For the avoidance of doubt, the Stated Principal Balance of any Mortgage Loan that has been prepaid in full or has become a Liquidated Mortgage Loan during the related Prepayment Period shall be zero.

Step-Down Test: As to any Distribution Date, the test will be satisfied if both of the following conditions are met:

First, the aggregate Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance, of all Mortgage Loans 60 days or more Delinquent (including Mortgage Loans in foreclosure, REO Property or bankruptcy status) and all Mortgage Loans subject to a Servicing Modification within the twelve months prior to that Distribution Date, averaged over the preceding six month period, as a percentage of the aggregate Class Principal Amount of the Subordinate Certificates on such Distribution Date (without giving effect to any payments or writedowns on such Distribution Date), does not equal or exceed 50%; and

Second, cumulative Realized Losses with respect to the Mortgage Loans plus, with respect to any Mortgage Loans that have been the subject of a Servicing Modification, any interest due on such Mortgage Loans that has been written off by the related Servicer, do not exceed (a) with respect to each Distribution Date occurring in the period from _____ 20__ to and including _____ 20__ , [ ]% of the Original Subordinate Class Principal Amount, (b) with respect to each Distribution Date occurring in the period from _____ 20__ to and including _____ 20__ , [ ]% of the Original Subordinate Class Principal Amount, (c) with respect to each Distribution Date occurring in the period from _____ 20__ to and including _____ 20__ , [ ]% of the Original Subordinate Class Principal Amount, (d) with respect to each Distribution Date in the period from _____ 20__ to and including _____ 20__ , [ ]% of the Original Subordinate Class Principal Amount and (e) with respect to the Distribution Date occurring in _____ 20__ and thereafter, [ ]% of the Original Subordinate Class Principal Amount.

Stop Advance Mortgage Loan: With respect to any Distribution Date, any Mortgage Loan that is 120 days or more Delinquent as of the related Due Date.

Strip Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Subcontractor: Any vendor, subcontractor or other Person that is not responsible for the overall servicing of Mortgage Loans but performs one or more discrete functions identified in Item 1122(d) of Regulation AB with respect to Mortgage Loans under the direction or authority of any Servicer (or a Subservicer of any Servicer), the Master Servicer or the Securities Administrator.

Subordinate Certificate: Any of the Class B-[ ], Class B-[ ], or Class B-[ ] Certificates.

Subordinate Class Percentage: As to any Distribution Date and any Class of Subordinate Certificates, a fraction, expressed as a percentage, the numerator of which is the Class Principal Amount of such Class on such date, and the denominator of which is the aggregate of the Class Principal Amounts of all Classes of Subordinate Certificates on such date; provided that for purposes of calculating the numerator and the denominator above, the Class Principal Amount of the Class of Subordinate Certificates with the lowest payment priority shall be reduced by the aggregate of the Unpaid Principal Balances of any Stop Advance Mortgage Loans for such Distribution Date.

Subordinate Percentage: With respect to any Distribution Date, a percentage equal to the excess, if any, of 100% over the Senior Percentage for that Distribution Date. The initial Subordinate Percentage is [ ]%.

Subordinate Prepayment Percentage: With respect to any Distribution Date, a percentage equal to the excess, if any, of 100% over the Senior Prepayment Percentage for that Distribution Date.

Subordinate Principal Distribution Amount: With respect to any Distribution Date and the Mortgage Loans, an amount equal to the sum of:

(1) the Subordinate Percentage of all amounts described in clause (a) of the definition of "Principal Distribution Amount" for that Distribution Date;

(2) the Subordinate Prepayment Percentage of all amounts described in clauses (b), (c), (d), (e) and (f) of the definition of "Principal Distribution Amount" for that Distribution Date; and

(3) with respect to each Mortgage Loan that became a Liquidated Mortgage Loan during the related Prepayment Period, of the amount of the Net Liquidation Proceeds allocated to principal received with respect

thereto remaining after application thereof pursuant to clause (3) of the definition of "Senior Principal Distribution Amount" for that Distribution Date; and

(4)   the lesser of (x) any amounts described in clauses (1) through (3) above for any previous Distribution Date that remain unpaid and (y) the Available Distribution Amount remaining after application of the Available Distribution Amount to pay the Interest Distribution Amount and Interest Shortfalls for each Class of Certificates, the Senior Principal Distribution Amount (giving effect to clause (4) thereof) and the Subordinate Principal Distribution Amount (without giving effect to clause (4) thereof).

Notwithstanding the above, with respect to any Class of Subordinate Certificates (other than the Class of Subordinate Certificates outstanding with the lowest numerical class designation), if on any Distribution Date the sum of the Class Subordination Percentage of such Class and the aggregate Class Subordinate Percentages of all Classes of Subordinate Certificates which have lower payment priorities than that Class is less than the Original Applicable Credit Support Percentage for that Class, no distribution of principal will be made to any such Classes on such Distribution Date. Instead, the Subordinate Principal Distribution Amount on that Distribution Date will be allocated among the more senior Classes of Subordinate Certificates, pro rata, based on their respective Class Principal Amounts.

Notwithstanding the above, with respect to each Class of Subordinate Certificates (other than the Class of Subordinate Certificates outstanding with the lowest numerical class designation), if on any Distribution Date the Class Principal Amount of that Class and the aggregate of the Class Principal Amounts of all Classes of Subordinate Certificates that have a lower payment priority than that Class is less than or equal to [   ]% of the Stated Principal Balance of the Mortgage Loans as of the Closing Date, the portion of the Subordinate Principal Distribution Amount otherwise distributable to such Class or Classes on such Distribution Date and each succeeding Distribution Date will be allocated among the Subordinate Certificates with a higher payment priority then entitled to principal, *pro rata*, based on their respective Class Principal Amounts and any remaining Subordinate Principal Distribution Amount will be included in the Senior Principal Distribution Amount for such Distribution Date.

Until the aggregate Class Principal Amount of the Senior Certificates is reduced to zero, if on any Distribution Date the aggregate of the Class Principal Amounts of the Subordinate Certificates is less than or equal to [   ]% of the Stated Principal Balance of the Mortgage Loans as of the Closing Date, the Senior Principal Distribution Amount for such Distribution Date and each succeeding Distribution Date will include all principal collections on the Mortgage Loans distributable on that Distribution Date, and the Subordinate Principal Distribution Amount will be zero.

In addition, until the aggregate Class Principal Amount of the Senior Certificates is reduced to zero, if on any Distribution Date the Subordinate Percentage for such Distribution Date is less than [   ]%, the Senior Principal Distribution Amount for such Distribution Date will include all principal collections on the Mortgage Loans distributed on that Distribution Date, and the Subordinate Principal Distribution Amount will be zero.

Subsequent Recovery: Any amount recovered by a Servicer (i) with respect to a Liquidated Mortgage Loan (after reimbursement of any unreimbursed Advances or expenses relating to such Liquidated Mortgage Loan as well as any other previously Liquidated Mortgage Loans) with respect to which a Realized Loss was incurred after the liquidation or disposition of such Mortgage Loan or (ii) as a Principal Forbearance Amount.

Subservicer: Any Person that (i) services Mortgage Loans on behalf of any Servicer, and (ii) is responsible for the performance (whether directly or through sub-servicers or Subcontractors) of Servicing functions that are identified in Item 1122(d) of Regulation AB required to be performed under this Agreement, any related Servicing Agreement or any sub-servicing agreement.

Substitution Amount: For any month in which an Originator or the Seller substitutes one or more Qualified Substitute Mortgage Loans for one or more Deleted Mortgage Loans pursuant to a Purchase Agreement or the Mortgage Loan Purchase and Sale Agreement, as applicable, the amount by which the aggregate Repurchase Price of all such Deleted Mortgage Loans exceeds the aggregate Stated Principal Balance or, in the case of any Stop

Advance Mortgage Loan, the Unpaid Principal Balance, of the Qualified Substitute Mortgage Loans, together with one month's interest at the applicable Net Mortgage Rate.

Super Senior Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Targeted Principal Certificate: Collectively, the Class A-[ ], Class A-[ ], Class A-[ ] and Class A-[ ] Certificates, or individually, any one of such Class of Certificates, substantially in the form annexed as Exhibit A.

Tax Matters Person: With respect to each of the Lower Tier REMIC and the Upper Tier REMIC, the "tax matters person" as specified in the REMIC Provisions which shall initially be the party described as such in Section 10.01(k).

TIA: The Trust Indenture Act of 1939, as amended, and the rules and regulations thereunder.

TIA Applicability Determination: A determination by the Depositor, of which it informs the Trustee, that the TIA applies to this Agreement or that qualification under the TIA or any similar federal statute is required.

Trust Fund: As defined in Section 2.01 herein.

Trustee: [   ], not in its individual capacity but solely as Trustee, or any successor in interest, or if any successor trustee or any co-trustee shall be appointed as herein provided, then such successor trustee and such co-trustee, as the case may be.

Trustee Credit Files: With respect to each Mortgage Loan, the electronic images of certain Mortgage Documents to be retained in the custody and possession of the Trustee or the Custodian on behalf of the Trustee pursuant to the Custodial Agreement.

Trustee Fee: With respect to any Distribution Date, an amount equal to the product of one-twelfth of the Trustee Fee Rate and the Stated Principal Balance of each Mortgage Loan provided that, in the case of any Stop Advance Mortgage Loan, the Trustee Fee will accrue at the Trustee Fee Rate on the Assumed Stated Principal Balance thereof, as of the first day of the related Due Period. For the avoidance of doubt, the Trustee Fee on any Stop Advance Mortgage Loan will be payable from late collections of interest on the related Mortgage Loan, or Liquidation Proceeds on the related Mortgage Loan in accordance with Section 5.02(g).

Trustee Fee Rate: [ ]% per annum.

Trustee Mortgage Files: With respect to each Mortgage Loan, the Mortgage Documents to be retained in the custody and possession of the Trustee or the Custodian on behalf of the Trustee pursuant to the Custodial Agreement.

[20% Servicer] Servicing Agreement: Flow Mortgage Loan Servicing Agreement, dated as of [date], between Redwood Residential Acquisition Corporation and [20% Servicer], as modified by the related Acknowledgement.

UCC: The Uniform Commercial Code as enacted in any applicable jurisdiction from time to time.

Uncertificated Upper-Tier Interest: Any or all, as the context requires, of the regular interests in the Upper-Tier REMIC other than the Certificated Upper-Tier Interests.

Underwriter: [   ].

Underwriter's Exemption: Prohibited Transaction Exemption ("PTE") 89-90, as amended or any substantially similar administrative exemption granted by the U.S. Department of Labor to the Underwriter.

Underwriting Agreement: The Underwriting Agreement, dated _____ __, 20__, among the Seller, the Depositor, Redwood Trust, Inc. and the Underwriter.

Unpaid Principal Balance: With respect to a Stop Advance Mortgage Loan and any date of determination, the Stated Principal Balance thereof immediately prior to the Mortgage Loan becoming a Stop Advance Mortgage Loan, reduced by the principal portion of any Scheduled Payment on such Stop Advance Mortgage Loan that was included in the Available Distribution Amount on or prior to the date of determination.

Upper-Tier Interest: Any one of the interests in the Upper-Tier REMIC as described in the Preliminary Statement to this Agreement.

Upper-Tier REMIC: The segregated pool of assets that is described in the Preliminary Statement to this Agreement.

Voting Interests: The portion of the voting rights of all the Certificates that is allocated to any Certificate for purposes of the voting provisions of this Agreement. At all times during the term of this Agreement, [97.00]% of all Voting Interests shall be allocated to the Class A-[ ], Class A-[ ], Class A-[ ], Class A-[ ], Class A-[ ], Class A-[ ], Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates in proportion to their respective Certificate Principal Amounts. At all times during the term of this Agreement, [1.00]% of all Voting Interests shall be allocated to each of the Class A-IO, Class A-IO[ ] and Class A-IO[ ] Certificates, provided however, to the extent any of the Class A-IO, Class A-IO[ ] and Class A-IO[ ] Certificates are not outstanding, the voting rights with respect to such Class of Certificates will be allocated to the related class of Initial Exchangeable Certificates. Voting Interests shall be allocated among the Certificates of each Class based on their Percentage Interests and no Certificate with a principal amount equal to zero will have any voting rights. The Class R Certificates and Class LT-R Certificate shall not have any voting rights.

WHFIT: A "Widely Held Fixed Investment Trust" as that term is defined in Treasury Regulations section 1.671-5(b)(22) or successor provisions.

WHFIT Regulations: Treasury Regulations section 1.671-5, as amended.

WHMT: A "Widely Held Mortgage Trust" as that term is defined in Treasury Regulations section 1.671-5(b)(23) or successor provisions.

Section 1.02   Calculations Respecting Mortgage Loans.

Calculations required to be made pursuant to this Agreement with respect to any Mortgage Loan in the Trust Fund shall be made based upon current information as to the terms of the Mortgage Loans and reports of payments received from the Mortgagor on such Mortgage Loans and payments to be made to the Securities Administrator as supplied to the Securities Administrator by the Master Servicer. The Securities Administrator shall not be required to recompute, verify or recalculate the information supplied to it by the Master Servicer or a Servicer.

ARTICLE II

DECLARATION OF TRUST; ISSUANCE OF CERTIFICATES

Section 2.01   Creation and Declaration of Trust Fund; Conveyance of Mortgage Loans.

Concurrently with the execution and delivery of this Agreement, the Depositor does hereby sell, transfer, assign, set over, deposit with and otherwise convey to the Trustee, without recourse, subject to Sections 2.02 and 2.04, in trust, all right, title and interest of the Depositor in and to the Trust Fund consisting of: (i) the Mortgage Loans, including the Mortgage Notes, the Mortgages, and the right to all payments of principal and interest received on or with respect to the Mortgage Loans after the Cut-off Date (other than Scheduled Payments due on or before such date), and all such payments due after such date but received on or prior to such date and intended by the related Mortgagors to be applied after such date; (ii) all of the Depositor's right, title and interest, if any, in and to all amounts from time to time credited to and the proceeds of the Master Servicer Collection Account, the Distribution Account, any Custodial Accounts or any Escrow Account established with respect to the Mortgage Loans; (iii) with respect to the Mortgage Loans, to the extent set forth in the Acknowledgements, the Depositor's rights under the Purchase Agreements and the Servicing Agreements and all of the Depositor's rights under the Mortgage Loan Purchase and Sale Agreement; (iv) all of the Depositor's right, title and interest, if any, in REO Property and the proceeds thereof; (v) all of the Depositor's rights under any Insurance Policies related to the Mortgage Loans; (vi) the Depositor's security interest in any collateral pledged to secure the Mortgage Loans, including the Mortgaged Properties; and (vii) all proceeds of the foregoing (collectively, the "Trust Fund"); and the Trustee declares that, subject to the Custodian's review provided for in Section 2.02, it has received and shall hold the Trust Fund, as trustee, in trust, for the benefit and use of the Holders of the Certificates and for the purposes and subject to the terms and conditions set forth in this Agreement, and, concurrently with such receipt, has caused to be executed, authenticated and delivered to or upon the order of the Depositor, in exchange for the Trust Fund, all of the Certificates in the authorized denominations specified by the Depositor pursuant to Section 3.01(b).

The foregoing sale, transfer, assignment, set-over, deposit and conveyance does not and is not intended to result in the creation or assumption by the Trustee of any obligation of the Depositor, the Seller or any other Person in connection with the Mortgage Loans or any other agreement or instrument relating thereto except as specifically set forth therein.

Notwithstanding anything to the contrary contained herein, the parties hereto acknowledge that the functions of the Trustee with respect to the custody, acceptance and inspection of the Trustee Mortgage Files and the Trustee Credit Files, the release of Mortgage Documents, and the preparation and delivery of the certifications relating to the Trustee Mortgage Files and the Trustee Credit Files shall be performed by the Custodian pursuant to the terms and conditions of the Custodial Agreement. In addition, the Trustee is hereby directed to execute, not in its individual capacity but solely as Trustee hereunder, and deliver the Acknowledgements and the Custodial Agreement. The Master Servicer, the Depositor, the Securities Administrator and the Certificateholders (by their acceptance of such Certificates) acknowledge and agree that the Trustee is executing and delivering the Custodial Agreement and the Acknowledgements, and that the Master Servicer is executing and delivering the Acknowledgements, solely in its capacity as Trustee or Master Servicer, as applicable, and not in its individual capacity.

In connection with such sale, transfer and assignment of the Mortgage Loans, the Depositor does hereby deliver to, and deposit with, or cause to be delivered to and deposited with, the Custodian acting on the Trustee's behalf, the Trustee Mortgage Files and the Trustee Credit Files.

Section 2.02   Acceptance of Trust Fund by Trustee; Review of Documentation for Trust Fund.

(a)   The Trustee, by execution and delivery hereof and the below-referenced delivery to the Trustee of the Certification and Exception Report, acknowledges receipt by the Custodian on its behalf of the Trustee Mortgage Files pertaining to the Mortgage Loans listed on the Mortgage Loan Schedule, subject to review thereof by the Custodian on behalf of the Trustee in accordance with Section 3.2 of the Custodial Agreement and the exceptions set forth on the Exception Report. The Custodian, on behalf of the Trustee, will execute and deliver to the Trustee and the Depositor a Certification and Exception Report on the Closing Date in the forms required by the Custodial Agreement.

The Trustee, by execution and delivery hereof and the below-referenced delivery to the Trustee of the Credit File Certification and the Credit File Exception Report, acknowledges receipt by it (or by the Custodian on its behalf) of the Trustee Credit Files pertaining to the Mortgage Loans listed on the Mortgage Loan Schedule, subject to review thereof by the Custodian on behalf of the Trustee in accordance with Section 3A.2 of the Custodial Agreement and the exceptions set forth on the Credit File Exception Report. The Custodian, on behalf of the Trustee, will execute and deliver to the Trustee and the Depositor a Credit File Certification and a Credit File Exception Report on the Closing Date in the respective forms required by the Custodial Agreement.

(b)   Within 270 days after the Closing Date, the Custodian, on behalf of the Trustee, will, for the benefit of Holders of the Certificates, review each related Trustee Mortgage File and Trustee Credit File to ascertain that all required documents set forth in the Custodial Agreement have been received and appear on their face to conform with the requirements set forth in the Custodial Agreement.

(c)   Nothing in this Agreement shall be construed to constitute an assumption by the Trust Fund, the Trustee, the Custodian or the Certificateholders of any unsatisfied duty, claim or other liability on any Mortgage Loan or to any Mortgagor.

(d)   Each of the parties hereto acknowledges that the Custodian shall perform the applicable review of the related Mortgage Loans and respective certifications as provided in the Custodial Agreement.

(e)   Upon execution of this Agreement, the Depositor hereby delivers to the Trustee and the Trustee acknowledges receipt of the Acknowledgements, together with the Purchase Agreements, the Servicing Agreements and the Mortgage Loan Purchase and Sale Agreement.

Section 2.03   Representations and Warranties of the Depositor.

(a)   The Depositor hereby represents and warrants to the Trustee, for the benefit of the Certificateholders, and to the Master Servicer, the Asset Representations Reviewer and the Securities Administrator, as of the Closing Date or such other date as is specified, that:

(i)   the Depositor is a corporation duly organized, validly existing and in good standing under the laws governing its creation and existence and has full corporate power and authority to own its property, to carry on its business as presently conducted, to enter into and perform its obligations under this Agreement, and to create the trust pursuant hereto;

(ii)   the execution and delivery by the Depositor of this Agreement have been duly authorized by all necessary corporate action on the part of the Depositor; neither the execution and delivery of this Agreement, nor the consummation of the transactions herein contemplated, nor compliance with the provisions hereof, will conflict with or result in a breach of, or constitute a default under, any of the provisions of any law, governmental rule, regulation, judgment, decree or order binding on the Depositor or its properties or the certificate of incorporation or bylaws of the Depositor;

(iii)   the execution, delivery and performance by the Depositor of this Agreement and the consummation of the transactions contemplated hereby do not require the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any state, federal or other governmental authority or agency, except such as has been obtained, given, effected or taken prior to the date hereof;

(iv)   this Agreement has been duly executed and delivered by the Depositor and, assuming due authorization, execution and delivery by the Trustee, the Master Servicer, the Asset Representations Reviewer and the Securities Administrator, constitutes a valid and binding obligation of the Depositor enforceable against it in accordance with its terms except as such enforceability may be subject to (A) applicable bankruptcy and insolvency laws and other similar laws affecting the enforcement of the rights of creditors generally and (B) general principles of equity regardless of whether such enforcement is considered in a proceeding in equity or at law;

(v)   there are no actions, suits or proceedings pending or, to the knowledge of the Depositor, threatened or likely to be asserted, against or affecting the Depositor, before or by any court, administrative agency, arbitrator or governmental body (A) with respect to any of the transactions contemplated by this Agreement or (B) with respect to any other matter which in the judgment of the Depositor will be determined adversely to the Depositor and will if determined adversely to the Depositor materially and adversely affect it or its business, assets, operations or condition, financial or otherwise, or adversely affect its ability to perform its obligations under this Agreement;

(vi)   immediately prior to the transfer and assignment of the Mortgage Loans to the Trustee, the Depositor was the sole owner and holder of each Mortgage Loan, and the Depositor had good and marketable title thereto, and had full right to transfer and sell each Mortgage Loan to the Trustee free and clear, subject only to (1) liens of current real property taxes and assessments not yet due and payable and, if the related Mortgaged Property is a condominium unit, any lien for common charges permitted by statute, (2) covenants, conditions and restrictions, rights of way, easements and other matters of public record as of the date of recording of such Mortgage acceptable to mortgage lending institutions in the area in which the related Mortgaged Property is located and specifically referred to in the lender's title insurance policy or attorney's opinion of title and abstract of title delivered to the originator of such Mortgage Loan, and (3) such other matters to which like properties are commonly subject which do not, individually or in the aggregate, materially interfere with the benefits of the security intended to be provided by the Mortgage, of any encumbrance, equity, participation interest, lien, pledge, charge, claim or security interest, and had full right and authority, subject to no interest or participation of, or agreement with, any other party, to sell and assign each Mortgage Loan pursuant to this Agreement;

(vii)   This Agreement creates either a sale or a valid and continuing security interest (as defined in the UCC), in the Mortgage Loans in favor of the Trustee, which security interest is prior to all other liens, and is enforceable as such against creditors of and purchasers from the Depositor;

(viii)   The Mortgage Notes constitute "instruments" within the meaning of the applicable UCC;

(ix)   Other than the security interest or ownership interest granted to the Trustee pursuant to this Agreement, the Depositor has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the Mortgage Loans. The Depositor has not authorized the filing of and is not aware of any financing statement against the Depositor that includes a description of the collateral covering the Mortgage Loans other than a financing statement relating to the security interest granted to the Trustee hereunder or that has been terminated. The Depositor is not aware of any judgment or tax lien filings against the Depositor;

(x)   None of the Mortgage Loans have any marks or notations indicating that such Mortgage Loans have been pledged, assigned or otherwise conveyed to any Person other than the Trustee; and

(xi)   The Depositor has received all consents and approvals required by the terms of the Mortgage Loans to convey the Mortgage Loans hereunder to the Trustee.

The foregoing representations made in this Section 2.03 shall survive the termination of this Agreement and shall not be waived by any party hereto.

Section 2.04   Discovery of Seller Breach; Repurchase of Mortgage Loans.

(a)   Pursuant to Section 2 of the Mortgage Loan Purchase and Sale Agreement, the Seller has (i) represented and warranted as of the Closing Date that, immediately prior to its transfer of Mortgage Loans under the Mortgage Loan Purchase and Sale Agreement, the Seller owned and had good, valid and marketable title to the

Mortgage Loans free and clear of any Lien, claim or encumbrance of any Person and (ii) made certain other representations and warranties with respect to the Mortgage Loans, and each of the Depositor and the Trustee intend that the Mortgage Loans (including any Qualified Substitute Mortgage Loans) included in the Trust Fund satisfy such representations and warranties. The Depositor, for the benefit of the Trustee and the Certificateholders, hereby assigns any rights it has against the Seller with respect to such representations and warranties to the Trustee, and the Seller acknowledges that it has agreed to comply with the provisions of this Section 2.04 in respect of a breach of any of such representations and warranties.

It is understood and agreed that the representations and warranties set forth in Section 2 of the Mortgage Loan Purchase and Sale Agreement shall survive delivery of the Trustee Mortgage Files and the Trustee Credit Files and the sale and assignment of each Mortgage Loan to the Trustee and shall continue throughout the term of this Agreement. Upon discovery by the Depositor or the Seller of the breach by the Seller of any representation or warranty under the Mortgage Loan Purchase and Sale Agreement in respect of any Mortgage Loan, which may materially adversely affect the value of that Mortgage Loan or the interest therein of the Certificateholders (a "Defective Mortgage Loan") (each of such parties hereby agreeing to give written notice thereof to the Trustee and the other of such parties), the Trustee, or its designee, shall promptly notify the Depositor in writing of such breach and request that the Depositor cure or cause the cure of such breach within 90 days from the earlier of the date that the Depositor discovered or was notified of such breach, and if the Depositor does not cure or cause the cure of such breach in all material respects during such period, the Trustee shall enforce the Seller's obligation under the Mortgage Loan Purchase and Sale Agreement to repurchase at the Repurchase Price or substitute that Mortgage Loan from the Trust Fund or, other than with respect to a breach of the representation and warranty as to good, valid and marketable title, make an indemnification payment with respect to such Mortgage Loan on or prior to the Determination Date following the expiration of such 90-day period; *provided, however*, that, in connection with any such breach that could not reasonably have been cured within such 90-day period, the Seller shall be required to repurchase or substitute or make an indemnification payment with respect to the Mortgage Loan no later than 120 days after its discovery or notice of such breach, and *provided further*, that, if such breach would cause the Mortgage Loan to be other than a "qualified mortgage" (as defined in the Code), then notwithstanding the previous provisions of this paragraph, the Seller shall be required to repurchase or substitute the Defective Mortgage Loan within 60 days from the date the defect was discovered and the Seller shall not have the option to make an indemnification payment with respect to such Mortgage Loan. Each determination as to whether there has been such a breach shall be conducted on a Mortgage Loan-by-Mortgage Loan basis. The Repurchase Price for the repurchased Mortgage Loan shall be deposited in the Distribution Account, and the Trustee, or its designee, upon receipt of written certification of such deposit, shall release to the Seller the related Trustee Mortgage File and Trustee Credit File and shall execute and deliver such instruments of transfer or assignment, in each case without recourse, representation or warranties, as either party shall furnish to the Trustee and as shall be necessary to vest in such party any Mortgage Loan released pursuant hereto and the Trustee, or its designee, shall have no further responsibility with regard to such Trustee Mortgage File and Trustee Credit File (it being understood that the Trustee shall have no responsibility for determining the sufficiency of such assignment for its intended purpose). It is understood and agreed that the obligation of the Seller to cure, to cause the cure of or to repurchase or substitute or make an indemnification payment with respect to any Mortgage Loan as to which such a breach has occurred and is continuing shall constitute the sole remedy against such party respecting such omission, defect or breach available to the Trustee on behalf of the Certificateholders. Costs and expenses incurred by the Trustee pursuant to this Section 2.04, to the extent not reimbursed by the Seller, shall be reimbursed by the Trust Fund, subject to the limitation in clause (C) of the definition of Available Distribution Amount.

(b)   The Seller indemnifies and holds the Trust Fund, the Trustee, the Master Servicer, the Securities Administrator, the Asset Representations Reviewer, the Depositor and each Certificateholder harmless against any and all taxes, claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, fees and expenses that the Trust Fund, the Trustee, the Master Servicer, the Securities Administrator, the Depositor and any Certificateholder may sustain in connection with any actions of the Seller relating to a repurchase of a Mortgage Loan other than in compliance with the terms of this Section 2.04 and the Mortgage Loan Purchase and Sale Agreement, to the extent that any such action causes an Adverse REMIC Event.

Section 2.05   Obligations in Respect of Alleged Breach of Originator Representations and Warranties.

(a)   The Master Servicer shall promptly notify the Securities Administrator, who shall notify the Controlling Holder (if any) and the Trustee of each Mortgage Loan that becomes Delinquent for more than 120 days or becomes a Liquidated Mortgage Loan and a Realized Loss is incurred. The Controlling Holder (at its own expense), or, if there is no longer a Controlling Holder, the Trustee (at the expense of the Trust Fund, subject to the limitation in clause (C) of the definition of Available Distribution Amount), shall engage the Asset Representations Reviewer to review each Mortgage Loan that (i) has been Delinquent for more than 120 days, other than any such Mortgage Loan that was the subject of a previous arbitration proceeding under the related Purchase Agreement, or (ii) has become a Liquidated Mortgage Loan and a Realized Loss has been incurred, to review whether any breaches of the representations and warranties given by an Originator under the related Purchase Agreement or by the Seller under the Mortgage Loan Purchase Agreement may have occurred.

(b)   In addition, the Master Servicer shall promptly notify the Controlling Holder (if any) and the Trustee if the Aggregate Stated Principal Balance of Mortgage Loans that are 60 or more days Delinquent or have been modified within the last twelve (12) months equals or exceeds [   ]% of the Stated Principal Balance of the Mortgage Loans as of the most recent Distribution Date, determined on each Determination Date.   Upon receipt of such notice, the Controlling Holder or, if there is no Controlling Holder, the Trustee, shall engage the Asset Representations Reviewer to review each Mortgage Loan that has been Delinquent for 60 days or more, other than any such Mortgage Loan that was the subject of a previous representations and warranties review, to review whether any breaches of the representations and warranties given by an Originator under the related Purchase Agreement or by the Seller under the Mortgage Loan Purchase Agreement may have occurred.

(c)   Any review pursuant to subparagraphs (a) or (b) above by the Asset Representations Reviewer shall include, at a minimum, a review as to whether the Mortgage Loan was underwritten in accordance with the Originator's underwriting standards in effect at the time of origination, whether the Mortgage Loan was originated in accordance with all applicable laws and regulations, and whether any fraud may have occurred in connection with the origination of the Mortgage Loan. The Asset Representations reviewer shall report its findings and provide an attestation to the Controlling Holder or, if there is no Controlling Holder, the Trustee, that its review and report have not been influenced or affected by interested parties. If, as a result of such review, there is evidence that a breach of a representation or warranty may have occurred requiring the Originator or the Seller to cure such breach, repurchase or substitute for or make an indemnification payment with respect to the related Mortgage Loan, then the Controlling Holder or, if there is no Controlling Holder, the Trustee, will enforce such obligation, including participating in an arbitration or mediation proceeding pursuant to the Purchase Agreement, if necessary. If the Controlling Holder is the same entity as or an affiliate of the party against which an enforcement action is to be taken, then the Trustee shall enforce the remedy obligation of such party. If the Trustee is obligated to take such an action, the Trustee shall first (i) demand that the applicable Originator or the Seller, if the Seller has such an obligation, cure such breach, or repurchase, substitute for or make an indemnification payment with respect to the related Mortgage Loan, and (ii) notify the Certificateholders of the Trustee's submission of such demand. If the Originator or Seller, as applicable, responds to the demand within 60 days of the date of the demand, the Trustee shall negotiate with such party so long as such party is pursuing negotiations in good faith. If the Originator or Seller does not respond within 60 days of the date of the demand, or if the demand is not resolved within 180 days of such date, then the Trustee will not be required to pursue further action in connection with such demand unless it has received (i)(A) written direction to do so by the Holders of more than 50% of the Aggregate Voting Interests of the Senior Certificates, if there is a Controlling Holder under this Agreement or (B) written direction to do so by the Holders of more than 50% of the Aggregate Voting Interests of the Certificates, if there is no longer a Controlling Holder under this Agreement and (ii) an agreement by Holders directing the Trustee to take such action to provide in advance to the Trustee funds to pay for any fees, costs and expenses incurred by the Trustee in pursuing such further action, and provide any indemnification reasonably requested by the Trustee. In connection with any such action against an Originator or Seller, the Controlling Holder, or the Trustee, as applicable, will pursue reimbursement for the fees, costs and expenses of the action, including the fees, costs and expenses of the Asset Representations Reviewer, from such Originator under the terms of the related Purchase Agreement or from the Seller under the terms of the Mortgage Loan Purchase and Sale Agreement. To the extent not reimbursed by the Originator or the Seller, as applicable, the Trustee and the Asset Representations Reviewer shall be reimbursed by the Trust Fund.

(d) If, based on a report of the Asset Representations Reviewer, the Controlling Holder or, if there is no Controlling Holder, the Trustee, concludes that a breach of a representation or warranty that would require an Originator or the Seller to cure, repurchase or substitute for or make an indemnification payment with respect to the related Mortgage Loan has not occurred, then such party shall notify the Securities Administrator in writing and the Certificateholders shall be notified of this decision and provided details of the review pursuant to a Distribution Date Statement; provided, that the Securities Administrator shall only be required to include such notification and any related details on any Distribution Date Statement to the extent it has received the same. The Certificateholders may direct the Trustee to enforce a remedy obligation despite such a determination by either the Controlling Holder or the Trustee if, within thirty days of notification of the Certificateholders, (i) the Trustee receives written direction to do so by the Holders of more than 50% of the Aggregate Voting Interests of the Senior Certificates and (ii) the Holders directing the Trustee to enforce the remedy obligation agree to provide in advance to the Trustee funds to pay for any fees, costs and expenses incurred by the Trustee and to provide any indemnification reasonably requested by the Trustee. Any such direction shall be sent to: [Name and Address of Trustee][Attention: Sequoia Mortgage Trust Series [ ] Repurchase Requests]. Under these circumstances, the Trustee will oversee the dispute resolution process, including representing the interests of Certificateholders in a mediation or arbitration proceeding and pursue reimbursement of fees, costs and expenses as described in Section 2.05(c).

(e) If an Originator has breached a representation under the related Purchase Agreement stating that a Mortgage Loan is a "qualified mortgage" (as defined in the REMIC Provisions) and the Originator fails to repurchase such non-qualified Mortgage Loan within ninety days from the date the defect was discovered, the Depositor shall use commercially reasonable efforts to sell such Mortgage Loan for its fair market value, as determined by the Depositor and which may be less than its outstanding principal balance, within ninety days from the date the defect was discovered. The Trustee will release the applicable Mortgage Loan upon receipt of the sale price in accordance with the procedures set forth in Section 2.04(a) hereof.

Section 2.06   Intention of Parties.

(a)   Notwithstanding any other provision of this Agreement, it is intended by each of the parties hereto that the conveyance of the Depositor's right, title and interest in and to property constituting the Trust Fund pursuant to this Agreement shall constitute, and shall be construed as, a sale of such property and not a grant of a security interest to secure a loan or other obligation, so that the Trustee shall be the owner of the Trust Fund for the benefit of the holders of the Certificates.

However, in the event that, notwithstanding the intent of the parties, the Trust Fund is held to be the property of the Depositor, or if for any other reason this Agreement is held or deemed to create a security interest in the Trust Fund, then (a) this Agreement shall constitute a security agreement, and (b) the conveyance provided for in Section 2.01 shall be deemed to be a grant by the Depositor to the Trustee of, and the Depositor hereby grants to the Trustee, to secure all of the Depositor's obligations hereunder, a security interest in all of the Depositor's right, title, and interest, whether now owned or hereafter acquired, in and to (i) the Mortgage Loans, (ii) all other property in the Trust Fund, (iii) all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letter of credit rights, letters of credit, money, and oil, gas, and other minerals, consisting of, arising from, or relating to, any of the foregoing, and (iv) all proceeds of the foregoing.

(b)   The Depositor shall, to the extent consistent with this Agreement, take such reasonable actions as may be necessary to ensure that, if this Agreement were deemed to create a security interest in the Trust Fund, such security interest would be a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of this Agreement. The Depositor will, at its own expense, make all initial filings on or about the Closing Date and shall forward a copy of such filing or filings to the Trustee. Without limiting the generality of the foregoing, the Depositor shall prepare and forward for filing, or shall cause to be forwarded for filing, at the expense of the Depositor, all filings necessary to maintain the effectiveness of any original filings necessary under the relevant UCC to perfect the Trustee's security interest in the Trust Fund, including without limitation (i) continuation statements, and (ii) such other statements as may be occasioned by (A) any change of name of the Seller, the Depositor or the Trustee, (B) any change of location of the Seller or the Depositor, or (C) any change under the relevant UCC or other applicable laws. Neither of the Seller nor the Depositor shall organize under the law of any jurisdiction other than the State under which each is organized as of the Closing Date (whether changing its jurisdiction of organization or organizing under the laws of an additional jurisdiction) without giving 30 days prior written notice of such action to its immediate and intermediate transferee, including the Trustee. Before effecting such change, the Seller or the Depositor proposing to change its jurisdiction of organization shall prepare and file in the appropriate filing office any financing statements or other statements necessary to continue the perfection of the interests of its immediate and mediate transferees, including the Trustee, in the Mortgage Loans. In connection with the transactions contemplated by this Agreement, each of the Seller and the Depositor authorizes its immediate or mediate transferee to file in any filing office any initial financing statements, any amendments to financing statements, any continuation statements, or any other statements or filings described in this paragraph (b).

Section 2.07   Controlling Holder Assumption of Purchase Agreement and Servicing Agreement Rights.

(a)   [Reserved].

(b)   By its purchase of the applicable Class of Subordinate Certificates, the Controlling Holder assumes the rights and all related responsibilities of the Trustee as "Purchaser" under each Purchase Agreement and Servicing Agreement as set forth in the "Controlling Holder Rights" section of each applicable Acknowledgement, and shall be entitled to exercise such rights in its sole discretion. The Depositor, the Controlling Holder and each other Certificateholder, by its acceptance of any Certificate or any beneficial ownership interest therein, each acknowledges and agrees that (i) the Controlling Holder may exercise such rights in such a manner that may not be in the best interests of all of the Certificateholders, (ii) none of the Master Servicer, the Securities Administrator or the Trustee shall have any liability with respect to any acts or omissions of the Controlling Holder in the exercise of such rights, and (iii) none of the Master Servicer, the Securities Administrator or the Trustee shall have any duty or obligation to exercise any such rights in the place or stead of the Controlling Holder (so long as there is a Controlling Holder) or to monitor or oversee the exercise of any such rights by the Controlling Holder. The Controlling Holder agrees that it shall exercise its rights in such a manner as will maximize returns to all Classes of Certificateholders taken as a whole.

(c)   Each of the Master Servicer, the Securities Administrator and the Trustee shall cooperate with the Controlling Holder as may be reasonably necessary for the Controlling Holder to exercise its rights hereunder and under the Purchase Agreements and the Servicing Agreements; provided, however, that, except as otherwise provided in Section 2.05, the Trustee shall not be required to take any legal action or participate in or facilitate any arbitration proceeding or other litigation relating to the Mortgage Loans or the obligations of the Originators or the Servicers with respect thereto unless and until it is directed in writing by the Controlling Holder and it is assured of the recovery of its expenses from the Controlling Holder; provided, further, that the Master Servicer and the Securities Administrator shall only be required to provide to the Controlling Holder any information it actually has in its possession.

(d)   The Controlling Holder shall indemnify each of the Master Servicer, the Securities Administrator and the Trustee and hold it harmless from and against any claim, loss, liability, damage, cost or expense (including, without limitation, reasonable legal fees and expenses) incurred or expended by the Master Servicer, the Securities Administrator or the Trustee (without negligence or willful misconduct on the part of the Master Servicer, the Securities Administrator or the Trustee) with respect to claims of a third party arising from any act or omission of the Controlling Holder in the exercise of its rights as Controlling Holder hereunder and under the Purchase Agreements and the Servicing Agreements.

(e)   If the Controlling Holder transfers its ownership interest in any Class of Certificates in a manner resulting in there being no Controlling Holder under this Agreement or a change in the Controlling Holder, it shall so notify the Master Servicer, the Securities Administrator and the Trustee. If the Depositor has actual knowledge of a change in Controlling Holder or that there is no Controlling Holder under this Agreement, it shall so notify the Master Servicer, the Securities Administrator and the Trustee.

Section 2.08   Obligations in Respect of Proposed Eminent Domain Mortgage Loan Acquisition

(a)   The Master Servicer or the Trustee shall promptly notify the Controlling Holder (if any), and the Master Servicer or the Trustee, as applicable, if one of its Responsible Officers has received notice that any governmental entity intends to acquire a Mortgage Loan through the exercise of its power of eminent domain. The Controlling Holder shall obtain or cause to be obtained or, if there is no longer a Controlling Holder, the Trustee shall cause the related Servicer to obtain, a valuation on the related property in the form of a broker's price opinion or another valuation method that it deems appropriate. The Controlling Holder, if any, may also engage a third party to review each such Mortgage Loan to determine whether the payment offered by such governmental entity for the Mortgage Loan is the fair market value (the "Fair Value") of such Mortgage Loan. Any such third party reviewer must be a recognized third party with experience performing valuations of residential mortgage loans. The Controlling Holder, if any, also may engage legal counsel to assess the legality of such governmental entity's proposed exercise of its power of eminent domain to acquire the Mortgage Loan to determine whether there are bona fide legal grounds for contesting such acquisition (without regard to issues relating to the amount of compensation to be paid) (each such determination referred to herein as a "legality determination"). If, as a result of such review, the Controlling Holder determines that the offered payment does not constitute the Fair Value of the Mortgage Loan or that there may be bona fide legal grounds to contest such proposed acquisition, then the Controlling Holder may contest such acquisition through appropriate legal proceedings.

(b)   If, as a result of a review conducted pursuant to Section 2.08(a) above, the Controlling Holder concludes that it will not contest the proposed acquisition, then the Controlling Holder shall notify the Master Servicer, the Securities Administrator and the Trustee in writing and the Securities Administrator shall forward to the Certificateholders a copy of this decision pursuant to a Distribution Date Statement; provided, that the Securities Administrator shall only be required to include such notification and any related details on any Distribution Date Statement to the extent it has received the same. After such notification has been delivered, notwithstanding such a determination by the Controlling Holder, the Certificateholders may direct the Trustee to contest an acquisition of a Mortgage Loan through exercise of the power of eminent domain, or the amount of the offered payment for such Mortgage Loan, if, within thirty days of notification of the Certificateholders, (i) the Trustee receives written direction to do so by the Holders of more than 50% of the Aggregate Voting Interests of the Certificates and (ii) the Holders directing the Trustee to take such action agree to provide in advance to the Trustee funds to pay for any fees, costs and expenses incurred by the Trustee and to provide any indemnification reasonably requested by the Trustee. In connection with any such action, the Trustee shall pursue reimbursement for its fees, costs and expenses from the governmental entity, if directed to do so by the Certificateholders that provided such funds to the Trustee as described above. If the Trustee recovers any such fees, costs and expenses, it shall be obligated to pay such amounts to such Certificateholders, to reimburse such Certificateholders up to any amounts previously paid, unless the Certificateholders directing the Trustee have not satisfied their obligations to pay the fees, costs, expenses and indemnities of the Trustee in taking such action, in which case such amounts shall be retained by the Trustee for such purposes. To the extent not reimbursed by the governmental entity or the Certificateholders, the Trustee shall be reimbursed by the Trust Fund for any costs incurred by it in connection with the performance of such duties, subject to the limitation in clause (C) of the definition of Available Distribution Amount.

(c)   If there is no longer a Controlling Holder, the Trustee shall notify the Master Servicer and the Certificateholders that it has received notice that a governmental entity intends to acquire a Mortgage Loan through the exercise of its power of eminent domain and of the results of the valuation on the related property obtained. The Trustee shall take such other actions with respect to the action of the governmental authority as are consistent with the instructions of the Certificateholders, provided the Trustee shall have no duty or obligation to take such actions except (i) in accordance with the written direction by the Holders of more than 50% of the Aggregate Voting Interests of the Certificates and (ii) an agreement by Holders directing the Trustee to take such action to provide in advance to the Trustee funds to pay for any fees, costs and expenses incurred by the Trustee, and provide any indemnification reasonably requested by the Trustee. In connection with any such action, the Trustee shall pursue reimbursement for its fees, costs and expenses from such governmental entity if directed to do so by the Certificateholders that provided such funds to the Trustee as described above. If the Trustee recovers any such fees, costs and expenses, it shall be obligated to reimburse such amounts to such Certificateholders, up to any amounts previously paid by such Certificateholders, unless the Certificateholders directing the Trustee have not satisfied their obligations to pay the fees, costs, expenses and indemnities of the Trustee in taking such action, in which case such amounts shall be retained by the Trustee for such purposes. To the extent not reimbursed by the governmental entity or the Certificateholders, the Trustee shall be reimbursed by the Trust Fund for any costs incurred by it in connection with the performance of such duties, subject to the limitation in clause (C) of the definition of Available Distribution Amount.

For the avoidance of doubt, neither the Controlling Holder nor the Trustee shall be liable for any legality determination or determination of Fair Value made as described above, or any actions taken by them with respect to or in reliance on such determinations.

(d)   In performing its duties under this Section 2.08, each of the Controlling Holder and the Trustee may rely upon, and shall be protected in acting or refraining from acting upon, any legality determination by a nationally recognized law firm and any determination of Fair Value by a recognized third party with experience in performing valuations of residential mortgage loans.

ARTICLE III

THE CERTIFICATES

Section 3.01   The Certificates.

(a)   The Certificates shall be issuable in registered form only and shall be securities governed by Article 8 of the New York UCC. The Certificates will be evidenced by one or more certificates, ownership of which will be held in the minimum denominations in Certificate Principal Amount or Certificate Notional Amount specified in the Preliminary Statement to this Agreement and in integral multiples of $1 in excess thereof, or in the Percentage Interests specified in the Preliminary Statement to this Agreement, as applicable.

(b)   The Certificates shall be executed by manual or facsimile signature on behalf of the Trustee by an authorized officer of the Trustee. Each Certificate shall, on original issue, be authenticated by the Authenticating Agent upon the order of the Depositor upon the sale of the Mortgage Loans to the Trustee as described in Section 2.01. No Certificate shall be entitled to any benefit under this Agreement, or be valid for any purpose, unless there appears on such Certificate a certificate of authentication substantially in the form provided for herein, executed by an authorized officer of the Authenticating Agent, by manual signature, and such certification upon any Certificate shall be conclusive evidence, and the only evidence, that such Certificate has been duly authenticated and delivered hereunder. All Certificates shall be dated the date of their authentication.

(c)   The Class B-4, Class B-5, Class R and Class LT-R Certificates are offered and sold in reliance on the exemption from registration under Rule 144A under the Securities Act and shall be issued with the applicable legends set forth in Exhibit A. The Class B-4 and Class B-5 Certificates shall be issued initially as Definitive Certificates and the Class R and Class LT-R Certificates shall be issued only as Definitive Certificates.

Section 3.02   Registration.

The Securities Administrator is hereby appointed, and the Securities Administrator hereby accepts its appointment as, initial Certificate Registrar in respect of the Certificates and shall maintain books for the registration and for the transfer of Certificates (the "Certificate Register"). A registration book shall be maintained for the Certificates collectively. The Certificate Registrar may at any time resign by giving at least 30 days' advance written notice of resignation to the Trustee, the Depositor and the Master Servicer. The Trustee may at any time remove the Certificate Registrar by giving written notice of such removal to such Certificate Registrar, the Depositor and the Master Servicer. Upon receiving a notice of resignation or upon such a removal, the Trustee may appoint a bank or trust company to act as successor certificate registrar, shall give written notice of such appointment to the Depositor and the Master Servicer and shall mail notice of such appointment to all Holders of Certificates. Any successor certificate registrar upon acceptance of its appointment hereunder shall become vested with all the rights, powers, duties and responsibilities of its predecessor hereunder, with like effect as if originally named as Certificate Registrar. The Certificate Registrar may appoint, by a written instrument delivered to the Holders and the Master

Servicer, any bank or trust company to act as co-registrar under such conditions as the Certificate Registrar may prescribe; *provided, however,* that the Certificate Registrar shall not be relieved of any of its duties or responsibilities hereunder by reason of such appointment.

Section 3.03 Transfer and Exchange of Certificates.

(a) A Certificate (other than Book-Entry Certificates which shall be subject to Section 3.09 hereof) may be transferred by the Holder thereof only upon presentation and surrender of such Certificate at the office of the Certificate Registrar duly endorsed or accompanied by an assignment duly executed by such Holder or his duly authorized attorney in such form as shall be satisfactory to the Certificate Registrar. Upon the transfer of any Certificate in accordance with the preceding sentence, the Trustee shall execute, and the Authenticating Agent shall authenticate and deliver to the transferee, one or more new Certificates of the same Class and evidencing, in the aggregate, the same aggregate Certificate Principal Amount (or Certificate Notional Amount) as the Certificate being transferred. No service charge shall be made to a Certificateholder for any registration of transfer of Certificates, but the Certificate Registrar may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any registration of transfer of Certificates. The Certificate Registrar shall be permitted to request such evidence reasonably satisfactory to it documenting the identity and/or signatures of the transferor and transferee, with such signature guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in Securities Transfer Agents Medallion Program (STAMP) or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Exchange Act.

(b) A Certificate may be exchanged by the Holder thereof for any number of new Certificates of the same Class, in authorized denominations, representing in the aggregate the same Certificate Principal Amount (or Certificate Notional Amount) as the Certificate surrendered, upon surrender of the Certificate to be exchanged at the office of the Certificate Registrar duly endorsed or accompanied by a written instrument of transfer duly executed by such Holder or his duly authorized attorney in such form as is satisfactory to the Certificate Registrar. Certificates delivered upon any such exchange will evidence the same obligations, and will be entitled to the same rights and privileges, as the Certificates surrendered. No service charge shall be made to a Certificateholder for any exchange of Certificates, but the Certificate Registrar may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any exchange of Certificates. Whenever any Certificates are so surrendered for exchange, the Trustee shall execute, and the Authenticating Agent shall authenticate, date and deliver the Certificates which the Certificateholder making the exchange is entitled to receive.

(c) By acceptance of a Restricted Certificate, whether upon original issuance or subsequent transfer, each Holder of such a Certificate acknowledges the restrictions on the transfer of such Certificate set forth thereon and agrees that it will transfer such a Certificate only as provided herein.

The following restrictions shall apply with respect to the transfer and registration of transfer of a Restricted Certificate to a transferee that takes delivery in the form of a Definitive Certificate:

(i) The Certificate Registrar shall register the transfer of a Restricted Certificate if the requested transfer is (x) to the Depositor or an affiliate (as defined in Rule 405 under the Securities Act) of the Depositor or (y) being made to a "qualified institutional buyer" (a "QIB") as defined in Rule 144A under the Securities Act by a transferor that has provided the Certificate Registrar with a certificate in the form of Exhibit E-1 hereto and has furnished to the Certificate Registrar a certificate of the transferee in the form of Exhibit E-2 hereto; and

(ii) The Certificate Registrar shall register the transfer of a Restricted Certificate if the requested transfer is (A) being made to an "accredited investor" under Rule 501(a)(1), (2), (3) or (7) under the Securities Act, or to any Person all of the equity owners in which are such accredited investors and (B) in the case of any Class R or Class LT-R Certificate, otherwise in compliance with the additional requirements applicable to such Certificates set forth in Section 3.03(f) below, by a transferor who furnishes to the Certificate Registrar a letter of the transferee substantially in the form of Exhibit F hereto.

(d)   (i) No transfer of an ERISA-Restricted Certificate in the form of a Definitive Certificate shall be made to any Person or shall be effective unless the Certificate Registrar, on behalf of the Securities Administrator, has received (A) a certificate substantially in the form of Exhibit G hereto (or Exhibit B, in the case of a Residual Certificate) from such transferee or (B) in the case of an ERISA-Restricted Certificate that is not a Residual Certificate, an Opinion of Counsel satisfactory to the Certificate Registrar to the effect that the purchase and holding of such a Certificate will not constitute or result in prohibited transactions under Title I of ERISA or Section 4975 of the Code and will not subject the Certificate Registrar, the Trustee, the Master Servicer, the Depositor or the Securities Administrator to any obligation in addition to those undertaken in this Agreement; *provided, however,* that the Certificate Registrar will not require such certificate or opinion in the event that, as a result of a change of law or otherwise, counsel satisfactory to the Certificate Registrar has rendered an opinion to the effect that the purchase and holding of an ERISA-Restricted Certificate (other than a Residual Certificate) by a Plan or a Person that is purchasing or holding such a Certificate with the assets of a Plan will not constitute or result in a prohibited transaction under Title I of ERISA or Section 4975 of the Code. Each Transferee of an ERISA-Restricted Certificate that is a Book-Entry Certificate shall be deemed to have made the representations set forth in Exhibit G. The preparation and delivery of the certificate and opinions referred to above shall not be an expense of the Trust Fund, the Certificate Registrar, the Trustee, the Master Servicer, the Depositor or the Securities Administrator.

Notwithstanding the foregoing, no opinion or certificate shall be required for the initial issuance of the ERISA-Restricted Certificates. The Certificate Registrar shall have no obligation to monitor transfers of Book-Entry Certificates that are ERISA-Restricted Certificates and shall have no liability for transfers of such Certificates in violation of the transfer restrictions. The Certificate Registrar shall be under no liability to any Person for any registration of transfer of any ERISA-Restricted Certificate that is in fact not permitted by this Section 3.03(d) and none of the Securities Administrator, the Trustee or the Paying Agent shall have any liability for making any payments due on such Certificate to the Holder thereof or taking any other action with respect to such Holder under the provisions of this Agreement so long as the transfer was registered by the Certificate Registrar in accordance with the foregoing requirements. The Securities Administrator, on behalf of the Trustee, shall be entitled, but not obligated, to recover from any Holder of any ERISA-Restricted Certificate that was in fact a Plan or a Person acting on behalf of, or an entity holding "plan assets" of, a Plan any payments made on such ERISA-Restricted Certificate at and after either such time. Any such payments so recovered by the Securities Administrator shall be paid and delivered by the Securities Administrator to the last preceding Holder of such Certificate that is not such a Plan or Person acting on behalf of, or an entity holding "plan assets" of, a Plan.

(ii) If any ERISA-Restricted Certificate, or any interest therein, is acquired or held in violation of the provisions of the preceding two paragraphs, then upon receipt by the Certificate Registrar of written notice that the registration of transfer of such ERISA-Restricted Certificate was not permitted by this Section 3.03(d), the next preceding permitted beneficial owner will be treated as the beneficial owner of that ERISA-Restricted Certificate, retroactive to the date of transfer to the purported beneficial owner. Any purported beneficial owner whose acquisition or holding of an ERISA-Restricted Certificate, or interest therein, was effected in violation of the provisions of the preceding paragraph shall indemnify to the extent permitted by law and hold harmless the Depositor and the Certificate Registrar from and against any and all liabilities, claims, costs or expenses incurred by such parties as a result of such acquisition or holding.

(e)   As a condition of the registration of transfer or exchange of any Certificate, the Certificate Registrar may require the certified taxpayer identification number of the owner of the Certificate and the payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith; *provided, however,* that the Certificate Registrar shall have no obligation to require such payment or to determine whether or not any such tax or charge may be applicable. No service charge shall be made to the Certificateholder for any registration, transfer or exchange of a Certificate. The Certificate Registrar or the Securities Administrator shall be permitted to request such evidence reasonably satisfactory to it documenting the identity and/or signatures of the transferor and transferee, with such signature guaranteed by an "eligible guarantor institution" meeting the requirements of the Certificate Registrar, which requirements include membership or participation in Securities Transfer Agents Medallion Program (STAMP) or such other "signature guarantee program" as may be determined by the Certificate Registrar in addition to, or in substitution for, STAMP, all in accordance with the Exchange Act.

(f)   Notwithstanding anything to the contrary contained herein, no Residual Certificate may be owned, pledged or transferred, directly or indirectly, by or to (i) a Disqualified Organization or (ii) an individual, corporation or partnership or other person unless such person is (A) not a Non-United States Person or (B) is a Non-United States Person that holds a Residual Certificate in connection with the conduct of a trade or business within the United States and has furnished the transferor and the Certificate Registrar with an effective Internal Revenue Service Form W-8ECI or successor form at the time and in the manner required by the Code (any such person who is not covered by clause (A) or (B) above is referred to herein as a "Non-permitted Foreign Holder").

Prior to and as a condition of the registration of any transfer, sale or other disposition of a Residual Certificate, the proposed transferee shall deliver to the Certificate Registrar, on behalf of the Trustee, an affidavit in substantially the form attached hereto as Exhibit B representing and warranting, among other things, that such transferee is neither a Disqualified Organization, an agent or nominee acting on behalf of a Disqualified Organization, nor a Non-permitted Foreign Holder (any such transferee, a "Permitted Transferee"), and the proposed transferor shall deliver to the Certificate Registrar an affidavit in substantially the form attached hereto as Exhibit C. In addition, the Certificate Registrar may (but shall have no obligation to) require, prior to and as a condition of any such transfer, the delivery by the proposed transferee of an Opinion of Counsel, addressed to the Certificate Registrar and the Depositor, that such proposed transferee or, if the proposed transferee is an agent or nominee, the proposed beneficial owner, is not a Disqualified Organization, agent or nominee thereof, or a Non-permitted Foreign Holder. Notwithstanding the registration in the Certificate Register of any transfer, sale, or other disposition of a Residual Certificate to a Disqualified Organization, an agent or nominee thereof, or Non-permitted Foreign Holder, such registration shall be deemed to be of no legal force or effect whatsoever and such Disqualified Organization, agent or nominee thereof, or Non-permitted Foreign Holder shall not be deemed to be a Certificateholder for any purpose hereunder, including, but not limited to, the receipt of distributions on such Residual Certificate. The Depositor, the Certificate Registrar, the Trustee, the Securities Administrator and the Paying Agent shall be under no liability to any Person for any registration or transfer of a Residual Certificate to a Disqualified Organization, agent or nominee thereof or Non-permitted Foreign Holder or for the Paying Agent making any payments due on such Residual Certificate to the Holder thereof or for taking any other action with respect to such Holder under the provisions of this Agreement, so long as the transfer was effected in accordance with this Section 3.03(f), unless a Responsible Officer of the Certificate Registrar shall have actual knowledge at the time of such transfer or the time of such payment or other action that the transferee is a Disqualified Organization, or an agent or nominee thereof, or Non-permitted Foreign Holder. The Certificate Registrar shall be entitled, but not obligated, to recover from any Holder of a Residual Certificate that was a Disqualified Organization, agent or nominee thereof, or Non-permitted Foreign Holder at the time it became a Holder or any subsequent time it became a Disqualified Organization, agent or nominee thereof, or Non-permitted Foreign Holder, all payments made on such Residual Certificate at and after either such times (and all costs and expenses, including but not limited to attorneys' fees, incurred in connection therewith). Any payment (not including any such costs and expenses) so recovered by the Certificate Registrar shall be paid and delivered to the last preceding Holder of such Residual Certificate.

If any purported transferee shall become a registered Holder of a Residual Certificate in violation of the provisions of this Section 3.03(f), then upon receipt by the Certificate Registrar of written notice that the registration of transfer of such Residual Certificate was not in fact permitted by this Section 3.03(f), the last preceding Permitted Transferee shall be restored to all rights as Holder thereof retroactive to the date of such registration of transfer of such Residual Certificate. The Depositor, the Certificate Registrar, the Securities Administrator, the Trustee and the Paying Agent shall be under no liability to any Person for any registration of transfer of a Residual Certificate that is in fact not permitted by this Section 3.03(f), or for the Paying Agent making any payment due on such Certificate to the registered Holder thereof or for taking any other action with respect to such Holder under the provisions of this Agreement so long as the transfer was registered upon receipt of the affidavit described in the preceding paragraph of this Section 3.03(f).

The following legend shall appear on all Residual Certificates:

ANY RESALE, TRANSFER OR OTHER DISPOSITION OF THIS CERTIFICATE MAY BE MADE ONLY IF THE PROPOSED TRANSFEREE PROVIDES A TRANSFER AFFIDAVIT TO THE DEPOSITOR AND THE CERTIFICATE REGISTRAR, ON BEHALF OF THE TRUSTEE THAT (1) SUCH TRANSFEREE IS NOT EITHER (A) THE UNITED STATES, ANY STATE OR POLITICAL

SUBDIVISION THEREOF, ANY FOREIGN GOVERNMENT, ANY INTERNATIONAL ORGANIZATION, OR ANY AGENCY OR INSTRUMENTALITY OF ANY OF THE FOREGOING, (B) ANY ORGANIZATION (OTHER THAN A COOPERATIVE DESCRIBED IN SECTION 521 OF THE CODE) WHICH IS EXEMPT FROM THE TAX IMPOSED BY CHAPTER 1 OF THE CODE UNLESS SUCH ORGANIZATION IS SUBJECT TO THE TAX IMPOSED BY SECTION 511 OF THE CODE, (C) ANY ORGANIZATION DESCRIBED IN SECTION 1381(a)(2)(C) OF THE CODE, (D) AN ELECTING LARGE-PARTNERSHIP WITHIN THE MEANING OF SECTION 775 OF THE CODE (ANY SUCH PERSON DESCRIBED IN THE FOREGOING CLAUSES (A), (B), (C) OR (D) BEING HEREINAFTER REFERRED TO AS A "DISQUALIFIED ORGANIZATION"), OR (E) AN AGENT OF A DISQUALIFIED ORGANIZATION AND (2) NO PURPOSE OF SUCH TRANSFER IS TO ENABLE THE TRANSFEROR TO IMPEDE THE ASSESSMENT OR COLLECTION OF TAX. SUCH AFFIDAVIT SHALL INCLUDE CERTAIN REPRESENTATIONS AS TO THE FINANCIAL CONDITION OF THE PROPOSED TRANSFEREE AND ITS STATUS AS A NON-U.S. PERSON (IF APPLICABLE). NOTWITHSTANDING THE REGISTRATION IN THE CERTIFICATE REGISTER OF ANY TRANSFER, SALE OR OTHER DISPOSITION OF THIS CLASS [R] [LT-R] CERTIFICATE TO A DISQUALIFIED ORGANIZATION OR AN AGENT OF A DISQUALIFIED ORGANIZATION, SUCH REGISTRATION SHALL BE DEEMED TO BE OF NO LEGAL FORCE OR EFFECT WHATSOEVER AND SUCH PERSON SHALL NOT BE DEEMED TO BE A CERTIFICATEHOLDER FOR ANY PURPOSE HEREUNDER, INCLUDING, BUT NOT LIMITED TO, THE RECEIPT OF DISTRIBUTIONS ON THIS CERTIFICATE. EACH HOLDER OF THE CLASS [R] [LT-R] CERTIFICATE BY ACCEPTANCE OF THIS CERTIFICATE SHALL BE DEEMED TO HAVE CONSENTED TO THE PROVISIONS OF THIS PARAGRAPH.

(g)   Each Holder or Certificate Owner of a Restricted Certificate, ERISA-Restricted Certificate or Residual Certificate, or an interest therein, by such Holder's or Owner's acceptance thereof, shall be deemed for all purposes to have consented to the provisions of this section.

(h)   Neither the Seller nor the Depositor shall be the Holder of any Subordinate Certificates.

Section 3.04   Cancellation of Certificates.

Any Certificate surrendered for registration of transfer or exchange shall be cancelled and retained in accordance with normal retention policies with respect to cancelled certificates maintained by the Trustee or the Certificate Registrar.

Section 3.05   Replacement of Certificates.

If (i) any Certificate is mutilated and is surrendered to the Certificate Registrar or (ii) the Certificate Registrar receives evidence to its satisfaction of the destruction, loss or theft of any Certificate, and there is delivered to the Certificate Registrar such security or indemnity as may be required by them to save each of them harmless, then, in the absence of written notice to the Certificate Registrar that such destroyed, lost or stolen Certificate has been acquired by a protected purchaser, the Trustee shall execute and the Authenticating Agent shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a new Certificate of like tenor and Certificate Principal Amount. Upon the issuance of any new Certificate under this Section 3.05, the Depositor or the Certificate Registrar may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee, the Depositor, the Certificate Registrar or the Securities Administrator) connected therewith. Any replacement Certificate issued pursuant to this Section 3.05 shall constitute complete and indefeasible evidence of ownership in the applicable Trust Fund, as if originally issued, whether or not the lost, stolen or destroyed Certificate shall be found at any time.

If after the delivery of such new Certificate, a protected purchaser of the original Certificate in lieu of which such new Certificate was issued presents for payment such original Certificate, the Depositor, the Securities Administrator, the Certificate Registrar, the Paying Agent and the Trustee or any agent shall be entitled to recover such new Certificate from the Person to whom it was delivered or any Person taking therefrom, except a protected purchaser, and shall be entitled to recover upon the security or indemnity provided therefor to the extent of any loss, damage, cost or expenses incurred by the Depositor, the Securities Administrator, the Certificate Registrar, the Paying Agent, the Trustee or any agent in connection therewith.

Section 3.06   Persons Deemed Owners.

Subject to the provisions of Section 3.09 with respect to Book-Entry Certificates, the Depositor, the Securities Administrator, the Master Servicer, the Trustee, the Certificate Registrar, the Paying Agent and any agent of any of them shall treat the Person in whose name any Certificate is registered upon the books of the Certificate Registrar as the owner of such Certificate for the purpose of receiving distributions pursuant to Sections 5.01 and 5.02 and for all other purposes whatsoever, and none of the Depositor, the Securities Administrator, the Master Servicer, the Trustee, the Certificate Registrar, the Paying Agent or any agent of any of them shall be affected by notice to the contrary.

Section 3.07   Temporary Certificates.

(a)   Pending the preparation of definitive Certificates, upon the order of the Depositor, the Trustee shall execute and the Authenticating Agent shall authenticate and deliver temporary Certificates that are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Certificates in lieu of which they are issued and with such variations as the authorized officers executing such Certificates may determine, as evidenced by their execution of such Certificates.

(b)   If temporary Certificates are issued, the Depositor will cause definitive Certificates to be prepared without unreasonable delay. After the preparation of definitive Certificates, the temporary Certificates shall be exchangeable for definitive Certificates upon surrender of the temporary Certificates at the office or agency of the Certificate Registrar without charge to the Holder. Upon surrender for cancellation of any one or more temporary Certificates, the Trustee shall execute and the Authenticating Agent shall authenticate and deliver in exchange therefor a like aggregate Certificate Principal Amount of definitive Certificates of the same Class in the authorized denominations. Until so exchanged, the temporary Certificates shall in all respects be entitled to the same benefits under this Agreement as definitive Certificates of the same Class.

Section 3.08   Appointment of Paying Agent.

The Trustee may appoint a Paying Agent (which may be the Trustee) for the purpose of making distributions to the Certificateholders hereunder. The Trustee hereby appoints the Securities Administrator as the initial Paying Agent. The Trustee shall cause any Paying Agent, other than the Securities Administrator or itself, to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee and the Securities Administrator, and the Securities Administrator as initial Paying Agent hereby agrees with the Trustee, that such Paying Agent will hold all sums held by it for the payment to the Certificateholders in an Eligible Account (which shall be the Distribution Account) in trust for the benefit of the Certificateholders entitled thereto until such sums shall be paid to the Certificateholders. All funds remitted by the Securities Administrator to any such Paying Agent for the purpose of making distributions shall be paid to the Certificateholders on each Distribution Date and any amounts not so paid shall be returned on such Distribution Date to the Securities Administrator. If the Paying Agent is not the Securities Administrator, the Securities Administrator shall cause to be remitted to the Paying Agent on or before the Business Day prior to each Distribution Date, by wire transfer in immediately available funds, the funds to be distributed on such Distribution Date. Any Paying Agent shall be either a bank or trust company or otherwise authorized under law to exercise corporate trust powers.

Section 3.09   Book-Entry Certificates.

(a)   Each Class of Book-Entry Certificates, upon original issuance, shall be issued in the form of one or more typewritten Certificates representing the Book-Entry Certificates. The Book-Entry Certificates shall initially be registered on the Certificate Register in the name of the nominee of the Clearing Agency, and no

Certificate Owner will receive a definitive certificate representing such Certificate Owner's interest in the Book-Entry Certificates, except as provided in Section 3.09(c). Unless Definitive Certificates have been issued to Certificate Owners of Book-Entry Certificates pursuant to Section 3.09(c):

(i)   the provisions of this Section 3.09 shall be in full force and effect;

(ii)   the Certificate Registrar, the Securities Administrator, the Paying Agent and the Trustee shall deal with the Clearing Agency for all purposes (including the making of distributions on the Book-Entry Certificates) as the authorized representatives of the Certificate Owners and the Clearing Agency and shall be responsible for crediting the amount of such distributions to the accounts of such Persons entitled thereto, in accordance with the Clearing Agency's normal procedures;

(iii)   to the extent that the provisions of this Section 3.09 conflict with any other provisions of this Agreement, the provisions of this Section 3.09 shall control; and

(iv)   the rights of Certificate Owners shall be exercised only through the Clearing Agency and the Clearing Agency Participants and shall be limited to those established by law and agreements between such Certificate Owners and the Clearing Agency and/or the Clearing Agency Participants. Unless and until Definitive Certificates are issued pursuant to Section 3.09(c), the initial Clearing Agency will make book-entry transfers among the Clearing Agency Participants and receive and transmit distributions of principal of and interest on the Book-Entry Certificates to such Clearing Agency Participants.

(b)   Whenever notice or other communication to the Certificateholders is required under this Agreement, unless and until Definitive Certificates shall have been issued to Certificate Owners pursuant to Section 3.09(c), the Securities Administrator or the Trustee, as the case may be, shall give all such notices and communications specified herein to be given to Holders of the Book-Entry Certificates to the Clearing Agency.

(c)   If (i) (A) the Clearing Agency or the Depositor advises the Paying Agent in writing that the Clearing Agency is no longer willing or able to discharge properly its responsibilities with respect to the Book-Entry Certificates, and (B) the Depositor is unable to locate a qualified successor satisfactory to the Depositor and the Paying Agent or (ii) after the occurrence of an Event of Default, Certificate Owners representing beneficial interests aggregating not less than 50% of the Class Principal Amount of a Class of Book-Entry Certificates advise the Paying Agent and the Clearing Agency through the Clearing Agency Participants in writing that the continuation of a book-entry system through the Clearing Agency is no longer in the best interests of the Certificate Owners of a Class of Book-Entry Certificates (each such event, a "Book-Entry Termination"), the Certificate Registrar shall notify the Clearing Agency to effect notification to all Certificate Owners, through the Clearing Agency, of the occurrence of any such event and of the availability of Definitive Certificates to Certificate Owners. Upon surrender to the Certificate Registrar of the Book-Entry Certificates by the Clearing Agency, accompanied by registration instructions from the Clearing Agency for registration, the Certificate Registrar shall issue the Definitive Certificates. None of the Depositor, the Certificate Registrar, the Securities Administrator, the Paying Agent or the Trustee shall be liable for any delay in delivery of such instructions and may conclusively rely on, and shall be protected in relying on, such instructions. Upon the issuance of Definitive Certificates all references herein to obligations imposed upon or to be performed by the Clearing Agency shall be deemed to be imposed upon and performed by the Certificate Registrar, to the extent applicable, with respect to such Definitive Certificates and the Certificate Registrar shall recognize the holders of the Definitive Certificates as Certificateholders hereunder.

Section 3.10   Exchangeable Certificates.

(a)   The Initial Exchangeable Certificates and Exchangeable Certificates authorized by this Agreement shall consist of the Initial Exchangeable Certificates and Exchangeable Certificates having the characteristics specified or determined as described herein, and otherwise shall be subject to the terms and provisions set forth herein.

(b)   The Initial Exchangeable Certificates and Exchangeable Certificates, as applicable, shall be exchangeable on the books of the Clearing Agency for the Initial Exchangeable Certificates and Exchangeable Certificates, as applicable, in the combinations specified on Exhibit Q, on and after the Closing Date, by notice to the Securities Administrator substantially in the form of Exhibit P hereto and in accordance with the procedures specified hereunder.

On each Distribution Date, the Securities Administrator shall increase or reduce the Class Principal Amount and Class Notional Amount of the Initial Exchangeable Certificates and the Exchangeable Certificates in accordance with the payment priorities set forth in Section 5.02 and allocation of Realized Losses as set forth in Section 5.03 based on the then outstanding Class Principal Amounts of such Classes.

There shall be no limitation on the number of exchanges authorized pursuant to this Section 3.10, and, except as provided in the third following paragraph, no fee or other charge shall be payable to the Securities Administrator or the Clearing Agency in connection therewith. The maximum Class Principal Amount and Class Notional Amount of the Initial Exchangeable Certificates and the Exchangeable Certificates shall be as described in the Preliminary Statement to this Agreement.

In order to effect an exchange of Certificates, the Certificateholder shall notify the Securities Administrator by email at _____ no later than three Business Days prior to the proposed Exchange Date. A notice becomes irrevocable on the second Business Day before the proposed Exchange Date. The "Exchange Date" can be any Business Day other than the first or last Business Day of the month and the related Record Date, subject to the Securities Administrator's approval. The notice must be on the Certificateholder's letterhead, carry a medallion stamp guarantee and set forth the following information: (i) the CUSIP number of each Certificate or Certificates (as applicable) to be exchanged and Certificate or Certificates (as applicable) to be received; (ii) the outstanding Certificate Principal Amount and, if applicable, Certificate Notional Amount of the Certificates to be exchanged; (iii) the Clearing Agency participant numbers to be debited and credited; (iv) the proposed Exchange Date; and (v) the Certificateholder's email address. After receiving the notice, the Securities Administrator shall e-mail to the Certificateholder wire payment instructions relating to the Exchange Fee. The Certificateholder will utilize the "Deposit and Withdrawal at Custodian" system at the Clearing Agency to exchange the Certificates.

The Securities Administrator shall verify the proposed Certificate Principal Amounts and Certificate Notional Amount to ensure that the principal and interest entitlements of the Certificates received equal the entitlements of the Certificates surrendered. If there is an error, the exchange will not occur until such error is corrected. Unless rejected for error, the notice of exchange will become irrevocable on the second Business Day before the proposed Exchange Date.

The preparation of all Certificates referred to in this Section 3.10 in connection with an exchange shall be at the expense of the parties thereto. For each exchange, the Certificateholder of the related Certificate shall pay to the Securities Administrator in connection with each exchange a fee (the "Exchange Fee") equal to $5,000. Such Exchange Fee must be received by the Securities Administrator prior to the Exchange Date or such exchange shall not be effected. The Certificateholder wishing to effect such exchange must pay any other expenses related to such exchange, including but not limited to any fees charged by the Clearing Agency.

The Securities Administrator shall make the first distribution on an Initial Exchangeable Certificate or an Exchangeable Certificate received in an exchange transaction on the Distribution Date in the following month to the Certificateholder of record as of the Record Date related to such Distribution Date.

Section 3.11   Tax Status and Reporting of Exchangeable Certificates.

(a)   It is intended that the Exchangeable Subtrust be classified for federal income tax purposes as a grantor trust under Subpart E, part I of subchapter J of chapter 1 of the Code, and the powers granted and obligations undertaken in this Agreement shall be construed so as to further such intent. Under no circumstances shall the Trustee, the Master Servicer, the Depositor or the Securities Administrator have the power to vary the investments of the Holders of Initial Exchangeable Certificates or Exchangeable Certificates in their related assets of the Exchangeable Subtrust in order to take advantage of variations in the market to improve their rate of return. The

Initial Exchangeable Certificates represent undivided beneficial ownership of a proportionate interest in the Uncertificated Upper-Tier Interests identified as related to such Certificates in the Preliminary Statement. Each of the remaining Exchangeable Certificates represents beneficial ownership of an undivided interest in the Uncertificated Upper-Tier Interests identified as related to such Certificates in the Preliminary Statement.

(b)   The Securities Administrator shall prepare and file, and the Trustee shall sign, as instructed by the Securities Administrator, all of the tax returns that it determines are required with respect to the Exchangeable Subtrust. The expenses of preparing such returns shall be borne by the Securities Administrator without any right of reimbursement therefor. The Trustee and the Master Servicer shall promptly provide the Securities Administrator with such information as the Securities Administrator may from time to time request for the purpose of enabling the Securities Administrator to prepare such tax returns.

(c)   Each beneficial owner of an Initial Exchangeable Certificate or an Exchangeable Certificate shall be deemed to have instructed the Trustee to deposit the Uncertificated Upper-Tier Interests into the Exchangeable Subtrust and agreed, by acceptance of any rights in the Certificates to treat the Initial Exchangeable Certificates and the Exchangeable Certificates as interests in a grantor trust that owns regular interests in a REMIC for all income tax purposes unless and until otherwise required by an applicable taxing authority.   The Securities Administrator shall establish and maintain the Exchangeable Subtrust Account as a subaccount of the Distribution Account. On each Distribution Date, the Securities Administrator on behalf of the Trustee (or the Paying Agent appointed by the Trustee) shall deposit into the Exchangeable Subtrust Account all amounts deemed distributed with respect to Uncertificated Upper-Tier Interests pursuant to the Preliminary Statement and Section 5.02(g) hereof.

(d)   The Exchangeable Subtrust shall be treated as a WHFIT that is a WHMT. The Securities Administrator will report as required under the WHFIT Regulations to the extent such information as is reasonably necessary to enable the Securities Administrator to do so is provided to the Securities Administrator on a timely basis. The "middlemen" as defined by the WHFIT Regulations shall be Cede & Co., the nominee of Clearing Agency. The Securities Administrator will not be liable for any tax reporting penalties that may arise under the WHFIT Regulations as a result of the Depositor incorrectly determining the status of the Exchangeable Subtrust as a WHFIT or failing to identify whether or not the Exchangeable Subtrust is a WHFIT.

(e)   The Securities Administrator, in its discretion, will report required WHFIT information using either the cash or accrual method, except to the extent the WHFIT Regulations specifically require a different method. The Securities Administrator shall be under no obligation to determine whether any Certificateholder uses the cash or accrual method. The Securities Administrator, upon written request, will make available WHFIT information to Certificateholders annually. In addition, the Securities Administrator will not be responsible or liable for providing subsequently amended, revised or updated information to any Certificateholder, unless requested by the Certificateholder.

(f)   The Securities Administrator shall not be liable for failure to meet the reporting requirements of the WHFIT Regulations or for any penalties thereunder if such failure is due to: (i) the lack of reasonably necessary information being provided to the Securities Administrator or (ii) incomplete, inaccurate or untimely information being provided to the Securities Administrator. Each owner of a Class of Certificates representing, in whole or in part, beneficial ownership of an interest in a WHFIT, by acceptance of its interest in such Class of Certificates, shall be deemed to have agreed to provide the Securities Administrator at its applicable Corporate Trust Office with information regarding any sale of such Certificates, including the price, amount of proceeds and date of sale. Absent receipt of such information, and unless informed otherwise by the Depositor, the Securities Administrator will assume there is no secondary market trading of WHFIT interests.

(g)   To the extent required by the WHFIT Regulations, the Securities Administrator will use reasonable efforts to publish on an appropriate website the CUSIPs for the Certificates that represent ownership of an interest in a WHFIT. The Securities Administrator will make reasonable good faith efforts to keep the website accurate and updated to the extent CUSIP have been received. The Securities Administrator will not be liable for investor reporting delays that result from the receipt of inaccurate or untimely CUSIP information.

(h)   The Securities Administrator shall perform on behalf of the Exchangeable Subtrust all reporting and other tax compliance duties that are required in respect thereof under the Code or other compliance guidance issued by the Internal Revenue Service or any state or local taxing authority.

(i)   The Securities Administrator shall perform its duties hereunder so as to maintain the status of the Exchangeable Subtrust as a grantor trust. The Securities Administrator shall not knowingly take (or cause any Exchangeable Subtrust to take) any action or fail to take (or fail to cause to be taken) any action that, if taken or not taken, as the case may be, could result in an Adverse Grantor Trust Event, unless the Securities Administrator has obtained or received an Opinion of Counsel (at the expense of the party requesting such action or at the expense of the Trust Fund if the Securities Administrator seeks to take such action or to refrain from taking any action for the benefit of the Certificateholders) to the effect that the contemplated action will not result in an Adverse Grantor Trust Event. None of the other parties hereto shall take any action or fail to take any action (whether or not authorized hereunder) as to which the Securities Administrator has advised it in writing that the Securities Administrator has received or obtained an Opinion of Counsel to the effect that an Adverse Grantor Trust Event could result from such action or failure to act. The Securities Administrator may consult with counsel to make such written advice, and the cost of same shall be borne by the party seeking to take the action not permitted by this Agreement, but in no event at the cost or expense of the Trust Fund or the Securities Administrator.

ARTICLE IV

ADMINISTRATION OF THE TRUST FUND

Section 4.01   Custodial Accounts; Distribution Account.

(a)   On or prior to the Closing Date, each Servicer will be required to establish and maintain one or more Custodial Accounts, as provided in the related Servicing Agreements, into which all Scheduled Payments and unscheduled payments with respect to the Mortgage Loans, net of any deductions or reimbursements permitted under the related Servicing Agreement, shall be deposited. On each Servicer Remittance Date, the Servicers will remit to the Master Servicer, for deposit into the Master Servicer Collection Account, all amounts remitted by the Servicer in accordance with the terms of the applicable Servicing Agreement.

(b)   The Master Servicer, as Paying Agent for the Trustee, shall establish and maintain an Eligible Account entitled "Master Servicer Collection Account of [   ], as Trustee for the benefit of Sequoia Mortgage Trust 20__-_ Holders of Mortgage Pass-Through Certificates." The Securities Administrator shall hold the Master Servicer Collection Account and all money and other property therein in trust for the benefit of the Certificateholders. The Master Servicer shall, promptly upon receipt from the Servicers on each Servicer Remittance Date, deposit into the Master Servicer Collection Account and retain on deposit until the related Distribution Date the following amounts:

(i)   the aggregate of collections with respect to the Mortgage Loans remitted by the Servicers from the related Custodial Accounts in accordance with the Servicing Agreements, including any amounts collected or advanced with respect to a prior Due Period and not included in the Available Distribution Amount for a previous Distribution Date;

(ii)   any amounts required to be deposited by the Master Servicer with respect to the Mortgage Loans for the related Due Period pursuant to this Agreement, including the amount of any Advances or Master Servicer Compensating Interest Payments with respect to the Mortgage Loans not paid by the Servicing Administrator;

(iii)   any amounts received by the Securities Administrator or Trustee since the prior Distribution Date as reimbursement for expenses or other amounts that were previously paid from the Available Distribution Amount (other than the Securities Administrator Fee, the Trustee Fee, the Custodian Fee and the Master Servicing Fee) and were not applied to reduce the Net WAC Rate for any Distribution Date; and

(iv)   any other amounts so required to be deposited in the Master Servicer Collection Account in the related Due Period pursuant to this Agreement.

(c)   In the event the Master Servicer or a Servicer has remitted in error to the Master Servicer Collection Account any amount not required to be remitted in accordance with the definition of Available Distribution Amount, it may at any time direct the Master Servicer or the Securities Administrator to withdraw such amount from the Master Servicer Collection Account for repayment to the Master Servicer or Servicer, as applicable, by delivery of an Officer's Certificate to the Master Servicer or the Securities Administrator, as applicable, which describes the amount deposited in error.

(d)   The Securities Administrator, as Paying Agent for the Trustee, shall establish and maintain an Eligible Account entitled "Distribution Account of [   ], as Trustee for the benefit of Sequoia Mortgage Trust 20__-_ Holders of Mortgage Pass-Through Certificates." The Securities Administrator shall hold the Distribution Account and all money and other property therein in trust for the benefit of the Certificateholders. The Securities Administrator shall, promptly upon receipt from the Master Servicer on each Master Servicer Remittance Date, deposit into the Distribution Account and retain on deposit until the related Distribution Date all amounts held in the Master Servicer Collection Account and any other amounts so required to be deposited in the Distribution Account in the related Due Period pursuant to this Agreement. In addition, each of the Securities Administrator and the Trustee shall deposit into the Distribution Account any amounts received by it as reimbursement for expenses or other amounts that were previously paid from the Available Distribution Amount (other than the Securities Administrator Fee, the Trustee Fee, the Custodian Fee and the Master Servicing Fee) and were not applied to reduce the Net WAC Rate for any Distribution Date.

(e)   In the event the Master Servicer has remitted in error to the Distribution Account any amount not required to be remitted in accordance with the definition of Available Distribution Amount, it may at any time direct the Securities Administrator to withdraw such amount from the Distribution Account for repayment to the Master Servicer by delivery of an Officer's Certificate to the Securities Administrator and the Trustee which describes the amount deposited in error.

(f)   On each Distribution Date and the final Distribution Date of the Certificates in accordance with Section 7.01, the Securities Administrator, as Paying Agent, shall distribute the Available Distribution Amount to the Certificateholders and any other parties entitled thereto in the amounts and priorities set forth in Section 5.02. The Securities Administrator may, with the consent of the Depositor, from time to time withdraw from the Distribution Account and pay to itself, the Master Servicer, the Trustee, the Custodian, the Servicers or the Servicing Administrator any amounts permitted to be paid or reimbursed to such Person from funds in the Distribution Account pursuant to clauses (A), (B) and (C) of the definition of Available Distribution Amount.

(g)   Funds in the Master Servicer Collection Account and the Distribution Account for the period from each Servicer Remittance Date to the related Master Servicer Remittance Date or Distribution Date, as applicable, may be invested in Eligible Investments selected by the Master Servicer or Securities Administrator, as applicable, which shall mature not later than the Master Servicer Remittance Date or the Distribution Date, as applicable, and any such Eligible Investment shall not be sold or disposed of prior to its maturity. All such Eligible Investments shall be made in the name of the Trustee in trust for the benefit of the Trustee and Holders of the Sequoia Mortgage Trust 20__-_ Certificates. All income and gain realized from any Eligible Investment in the Master Servicer Collection Account or the Distribution Account shall be compensation to the Master Servicer or the Securities Administrator, as applicable. The Master Servicer or the Securities Administrator, as applicable, shall deposit the amount of any losses incurred in respect of any such investments out of its own funds, without any right of reimbursement therefor, immediately as realized.

(h)   If the Distribution Account or the Master Servicer Collection Account is maintained at any entity other than the Securities Administrator, the Securities Administrator or the Master Servicer, as applicable, shall cause the entity where any such account is maintained to enter into an account control agreement in such form as the Depositor may reasonably request to perfect the security interest of the Trustee in any such account.

Section 4.02   Reports to Trustee and Certificateholders.

On each Distribution Date, the Securities Administrator shall have prepared and shall make available to the Trustee and each Certificateholder a written report setting forth the following information (on the basis of Mortgage Loan level and other information obtained from the Master Servicer and the Servicers) (the "Distribution Date Statement"):

(a)   the amount of the distributions, separately identified, with respect to each Class of Certificates;

(b)   the amount of the distributions set forth in clause (a) allocable to principal, separately identifying the aggregate amount of any Principal Prepayments or other unscheduled recoveries of principal included in that amount;

(c)   the amount of the distributions set forth in clause (a) allocable to interest;

(d)   the amount of any unpaid Interest Shortfall, Net Prepayment Interest Shortfalls and Relief Act Shortfalls with respect to each Class of Certificates;

(e)   the Class Principal Amount of each Class of Certificates (other than the Interest-only Certificates) and the Class Notional Amount of the Interest-only Certificates, in each case after giving effect to the distribution of principal on that Distribution Date;

(f)   the Aggregate Stated Principal Balance of the Mortgage Loans at the beginning and at the end of the related Prepayment Period, the Mortgage Rates (in incremental ranges) and the weighted average remaining term of the Mortgage Loans;

(g)   the aggregate Substitution Amount and the aggregate Repurchase Price deposited into the Distribution Account with respect to the Mortgage Loans , which information may be presented in a footnote;

(h)   the Senior Percentage and the Subordinate Percentage for the current Distribution Date;

(i)   the Senior Prepayment Percentage and the Subordinate Prepayment Percentage for the current Distribution Date;

(j)   the amount of the Securities Administrator Fee, the Master Servicing Fee, the Servicing Fee, the Trustee Fee and the Custodian Fee paid to or retained by the Securities Administrator, the Master Servicer, each Servicer, the Trustee and the Custodian, respectively;

(k)   the aggregate amount of Advances for the related Due Period;

(l)   the number and Stated Principal Balance of the Mortgage Loans that were (A) Delinquent (exclusive of Mortgage Loans in foreclosure) (1) 30 to 59 days, (2) 60 to 89 days and (3) 90 or more days, (B) in foreclosure and Delinquent (1) 30 to 59 days, (2) 60 to 89 days and (3) 90 or more days and (C) in bankruptcy as of the close of business on the last day of the calendar month preceding that Distribution Date;

(m)   the amount of cash flow received for such Distribution Date, and the sources thereof;

(n)   for any Mortgage Loan as to which the related Mortgaged Property was an REO Property during the preceding calendar month, the principal balance of such Mortgage Loan as of the close of business on the last day of the related Due Period;

(o)   the aggregate number and principal balance of any REO Properties as of the close of business on the last day of the preceding Due Period;

(p)   the amount of Realized Losses incurred during the preceding calendar month;

(q)   the cumulative amount of Realized Losses incurred since the Closing Date;

(r)   the Realized Losses, if any, allocated to each Class of Certificates on that Distribution Date;

(s)   the Certificate Interest Rate for each Class of Certificates and the Net WAC Rate for that Distribution Date;

(t)   any Servicing Modifications with respect to any Mortgage Loan during the related Due Period;

(u)   the applicable Record Date, Accrual Period and calculation date for each Class of Certificates and such Distribution Date;

(v)   the amount on deposit in the Distribution Account as of such Distribution Date (after giving effect to distributions on such date) and as of the prior Distribution Date;

(w)   the nature of any material breach of a representation and warranty relating to the characteristics of the Mortgage Loans or any transaction covenants;

(x)   the amount of Advances outstanding at the end of the related Due Period;

(y)   the amount of any Subsequent Recoveries;

(z)   the amount of any fees, charges and costs paid or reimbursed to the Securities Administrator, the Master Servicer, the Trustee, the Asset Representations Reviewer and the Custodian from the Distribution Account pursuant to this Agreement or the Custodial Agreement;

(aa)   the amounts of any Master Servicer Compensating Interest Payments and Servicer Compensating Interest Payments for such Distribution Date;

(bb)   whether the Step-Down Test has been satisfied for such Distribution Date;

(cc)   the status and outcome of the Mortgage Loan review conducted pursuant to Section 2.05(b);

(dd)   the status and outcome of the review conducted pursuant to Section 2.08(b), as reported to the Securities Administrator;

(ee)   identification of any Mortgage Loans that are Stop Advance Mortgage Loans, and the Assumed Stated Principal Balance and Unpaid Principal Balance of each Stop Advance Mortgage Loan; and

(ff)   whether any exchanges of Initial Exchangeable Certificates for Exchangeable Certificates, or any exchanges of Exchangeable Certificates for Initial Exchangeable Certificates or any permitted combinations thereof pursuant to Section 3.10 have taken place since the preceding Distribution Date, and the percentage of such exchanges that have taken place.

On each Distribution Date, the Securities Administrator shall provide Bloomberg Financial Markets, L.P. ("Bloomberg") CUSIP level factors for each Class of Offered Certificates as of such Distribution Date, using a format and media mutually acceptable to the Securities Administrator and Bloomberg.

In addition to the information listed above, such Distribution Date Statement shall also include such other information as is required to be reported on Form 10-D by Item 1121(a) and (b) (§229.1121) of Regulation AB.

The Securities Administrator shall make such reports, any Form 10-K's and Form 10-D's relating to the Certificates filed under the Exchange Act and each Schedule AL filed as an exhibit to Form ABS-EE available each month via the Securities Administrator's website at [   ]. Assistance in using the website may be obtained by calling the Securities Administrator's customer service desk at [   ]. Certificateholders and other parties that are unable to use the website are entitled to have a paper copy mailed to them via first class mail by contacting the Securities Administrator and indicating such. In preparing or furnishing the foregoing information to the Certificateholders, the Securities Administrator shall be entitled to rely conclusively on the accuracy of the information or data regarding the Mortgage Loans and the related REO Properties that has been provided to the Securities Administrator by the Master Servicer and the Servicers, and the Securities Administrator shall not be obligated to verify, recompute, reconcile or recalculate any such information or data.

Upon request, within a reasonable period of time after the end of each calendar year, the Securities Administrator shall cause to be furnished to each Person who at any time during the calendar year was a Certificateholder, a statement containing the information listed above aggregated for such calendar year or applicable portion thereof during which such Person was a Certificateholder. Such obligation of the Securities Administrator shall be deemed to have been satisfied to the extent that substantially comparable information shall be provided by the Securities Administrator pursuant to any requirements of the Code as from time to time in effect.

Upon the reasonable advance written request of any Certificateholder that is a savings and loan, bank or insurance company (which request, if received by the Trustee or the Certificate Registrar, shall be promptly forwarded to the Securities Administrator), the Securities Administrator shall provide, or cause to be provided (or, to the extent that such information or documentation is not required to be provided by a Servicer under the applicable Servicing Agreement, shall use reasonable efforts to obtain such information and documentation from such Servicer, and provide) to such Certificateholders such reports and access to information and documentation regarding the Mortgage Loans as such Certificateholders may reasonably deem necessary to comply with applicable regulations of the Office of Thrift Supervision or its successor or other regulatory authorities with respect to an investment in the Certificates; *provided, however*, that (i) such Certificateholders shall pay in advance for the Securities Administrator's actual expenses incurred in providing such reports and access and such expenses shall not be paid by the Trust Fund and (ii) the Securities Administrator shall provide such information and documentation only to the extent that the Securities Administrator would not be in violation of any applicable privacy laws.

Section 4.03   Rule 17g-5 Compliance.

(a)   The Rule 17g-5 Information Provider shall, upon receipt of an NRSRO certification in the form of Exhibit O, make available on its Rule 17g-5 Website solely to the Depositor, each Rating Agency and to any NRSRO the following items, but only to the extent such items are delivered to it by electronic mail to [   ], specifically with a subject reference of "SEMT 20__-_" and an identification of the type of information being provided in the body of such notice, or any other delivery method established or approved by the Rule 17g-5 Information Provider if or as may be necessary or beneficial:

(i)   any Rating Agency Information provided to the Rule 17g-5 Information Provider in accordance with Sections 6.06, 6.07, 6.14, 9.01, 9.02, 11.03 and 11.12 of this Agreement, as well as reports prepared in accordance with Sections 6.21, 6.22, 6.23 and 6.24 (provided that the Rule 17g-5 Information Provider shall not be required to post to its Rule 17g-5 Website any such information previously posted to and available on the Securities Administrator's website);

(ii)   any notice of any amendment that modifies the procedures herein relating to Exchange Act Rule 17g-5 pursuant to this Agreement; and

(iii)   a summary of any oral conversation with a Rating Agency regarding any Mortgage Loan, any Mortgaged Property or any REO Property, to the extent required to be provided pursuant to Rule 17g-5.

The foregoing information shall be made available by the Rule 17g-5 Information Provider on its Rule 17g-5 Website. Such information shall be posted to the Rule 17g-5 Website on the same Business Day as it is received, provided that such information is received by 12:00 p.m. (eastern time) or, if received after 12:00 p.m., on the next Business Day. The Rule 17g-5 Information Provider shall have no obligation or duty to verify, confirm or otherwise determine whether the information being delivered is accurate, complete, conforms to the requirements of this Agreement, or otherwise is or is not anything other than what it purports to be. The Rule 17g-5 Information Provider shall not be deemed to have obtained actual knowledge of any information by virtue of the receipt and posting of such information to the Rule 17g-5 Website. Further, notwithstanding anything to the contrary herein, in the event the Depositor determines that any information previously posted to the Rule 17g-5 Website should not have been posted thereto pursuant to the terms of this Agreement, the Depositor shall direct the Rule 17g-5 Information Provider in writing to remove such information from the Rule 17g-5 Website, such written notice to specify the information to be so removed. The Rule 17g-5 Information Provider (i) shall have no obligation or duty to verify, confirm or otherwise determine the accuracy of the information contained in such written direction, (ii) shall be entitled to rely fully upon such written direction and (iii) shall not be held liable in connection with removing any such information from the Rule 17g-5 Website upon the receipt of such written direction.

The Rule 17g-5 Information Provider shall provide a mechanism to notify any party that has submitted an NRSRO Certification each time the Rule 17g-5 Information Provider posts an additional document to the Rule 17g-5 Website.

In connection with providing access to the Rule 17g-5 Website, the Rule 17g-5 Information Provider may require registration and the acceptance of a disclaimer. The Rule 17g-5 Information Provider shall not be liable for the dissemination of information in accordance with the terms of this Agreement, makes no representations or warranties as to the accuracy or completeness of such information being made available, has no obligation to review such information, and assumes no responsibility for such information. The Rule 17g-5 Information Provider shall not be liable for its failure to make any information available to each Rating Agency or NRSROs unless such information was delivered to the Rule 17g-5 Information Provider at the email address specified in writing to the Depositor, with a subject heading of "SEMT 20__-_" and sufficient detail to indicate that such information is required to be posted on the Rule 17g-5 Website.

If any NRSRO that has previously submitted an NRSRO Certification and whose NRSRO Certification has been accepted, notifies the Rule 17g-5 Information Provider that it is unable to access information posted to the Rule 17g-5 Website and such access issue is determined to be the result of a problem with the Rule 17g-5 Website, if such access issue is not resolved within one Business Day of such determination, the Rule 17g-5 Information Provider shall so notify the Depositor.

(b) Each of the Master Servicer, the Securities Administrator and the Trustee hereby agrees that, except as otherwise expressly permitted herein, it shall not communicate with (including verbally) or provide information to a Rating Agency regarding the Certificates (other than to indicate with respect to itself the aggregate principal balance of the Mortgage Loans in connection with describing the principal amount and number of mortgage loans for which it acts as servicer, securities administrator or trustee) without the prior consent of and consultation with the Depositor, and that any permitted communication by it to a Rating Agency will be made by it only in the manner prescribed by the procedures established by the Depositor to ensure compliance with Rule 17g-5 under the Exchange Act, including to the extent set forth herein, providing any such communications to the Depositor for posting on the Rule 17g-5 Website pursuant to this Section 4.03 prior to communicating with such Rating Agency.

Section 4.04   Rule 15Ga-1 Compliance.

(a) To the extent a Responsible Officer of the Master Servicer receives a demand for the repurchase or substitution of a Mortgage Loan based on a breach of a representation or warranty made by the Seller or the Originator of such Mortgage Loan (each, a "Demand"), the Master Servicer agrees (i) if such Demand is in writing, promptly to forward such Demand to the Trustee, and (ii) if such Demand is oral, to instruct the requesting party to submit such Demand in writing to the Trustee. To the extent a Responsible Officer of the Trustee receives a Demand, it shall provide the Depositor with prompt written notice of such Demand.

(b)   In connection with the repurchase or substitution of a Mortgage Loan pursuant to a Demand, any dispute with respect to a Demand, or the withdrawal or final rejection of a Demand (i) the Master Servicer agrees, to the extent a Responsible Officer of the Master Servicer has actual knowledge thereof, promptly to notify the Trustee in writing, and (ii) the Trustee agrees, to the extent a Responsible Officer of the Trustee has actual knowledge thereof, promptly to notify the Depositor in writing.

(c)   With respect to Rule 15Ga-1 of the Exchange Act, to the extent in its possession, the Trustee shall provide the Depositor with any applicable information relating to a Demand (the "Rule 15Ga-1 Information") in a timely manner so as to enable the Depositor to meet its reporting obligations under Rule 15Ga-1. The Depositor shall be entitled conclusively to rely on the Rule 15Ga-1 Information provided to it by the Trustee in connection with the compilation by the Depositor of the Rule 15Ga-1 Information required to be reported on Form 10-D. For the avoidance of doubt, the Depositor shall have sole responsibility for compiling the Rule 15Ga-1 Information required to be reported on Form 10-D, and the Securities Administrator shall be entitled conclusively to rely on any Rule 15Ga-1 Information provided to it by the Depositor for inclusion on each Form 10-D. Other than with respect to the obligations of the Trustee in this Section 4.04, the Trustee shall have no responsibility or liability in connection with any filing required to be made by the Depositor pursuant to Rule 15Ga-1 of the Exchange Act.

ARTICLE V

DISTRIBUTIONS TO HOLDERS OF CERTIFICATES

Section 5.01   Distributions Generally.

(a)   Subject to Section 7.01 respecting the final distribution on the Certificates, on each Distribution Date the Paying Agent on behalf of the Trustee shall make distributions to Holders of Certificates as of the related Record Date in accordance with this Article V. Such distributions shall be made by wire transfer in immediately available funds to the account of such Certificateholder at a bank or other depository institution having appropriate wire transfer facilities, provided that the Certificateholder has furnished the Securities Administrator with wire instructions no later than seven days prior to the related Distribution Date (which may be in the form of standing instructions) or otherwise by check mailed to the address of the Holder of the Certificate entitled thereto as it appears on the applicable Certificate Register; *provided, however,* that the final distribution in respect of any Certificate shall be made only upon presentation and surrender of such Certificate at the Certificate Registrar's Corporate Trust Office; *provided, further*, that the foregoing provisions shall not apply to any Class of Certificates as long as such Certificate remains a Book-Entry Certificate in which case all payments made shall be made through the Clearing Agency and its Clearing Agency Participants. Wire transfers will be made at the expense of the Holder requesting such wire transfer by deducting a wire transfer fee from the related distribution. Notwithstanding such final payment of principal of any of the Certificates, each Certificate will remain outstanding until the termination of each REMIC and the payment in full of all other amounts due with respect to the Certificates and at such time such final payment in retirement of any Certificate will be made only upon presentation and surrender of such Certificate at the Certificate Registrar's Corporate Trust Office. If any payment required to be made on the Certificates is to be made on a day that is not a Business Day, then such payment will be made on the next succeeding Business Day.

(b)   All distributions or allocations made with respect to the Certificateholders within each Class on each Distribution Date shall be allocated among the outstanding Certificates in such Class equally in proportion to their respective initial Class Principal Amounts or initial Class Notional Amounts (or Percentage Interests).

Section 5.02   Distributions From the Distribution Account.

(a)   Subject to Sections 5.02(b), (c), (d) and (h), on each Distribution Date, the Available Distribution Amount, to the extent received by the Securities Administrator, shall be withdrawn by the Paying Agent from funds in the Distribution Account and allocated among the Classes of Senior Certificates and Subordinate Certificates in the following order of priority, subject to the provisions regarding Exchangeable Certificates described below:

(i)   to the Class A-[ ], Class A-[ ], Class A-[ ], Class A-IO[ ], Class A-IO[ ] and Class A-IO Certificates, pro rata, such Class's Interest Distribution Amount and any accrued but unpaid Interest Shortfalls;

(ii)   the Senior Principal Distribution Amount will be distributed, concurrently, as follows:

(A)   [to the Class A-[ ] and Class A-[ ] Certificates, such Senior Principal Distribution Amount, multiplied by a fraction, the numerator of which is equal to the aggregate Class Principal Amount of the Class A-[ ] and Class A-[ ] Certificates immediately prior to such Distribution Date, and the denominator of which is equal to the aggregate Class Principal Amount of the Class A-[ ], Class A-[ ] and Class A-[ ] Certificates immediately prior to such Distribution Date, sequentially, first, to the Class A-[ ] Certificates, until the Class Principal Amount of the Class A-[ ] Certificates has been reduced to zero, and then to the Class A-[ ] Certificates, until the Class Principal Amount of the Class A-[ ] Certificates has been reduced to zero; provided, however, that on or after the Credit Support Depletion Date, such amount will be allocated pro rata, based on Class Principal Amount to the Class A-[ ] and Class A-[ ] Certificates until their respective Class Principal Amounts have been reduced to zero; and

(B)   to the Class A-[ ] Certificates, such Senior Principal Distribution Amount, multiplied by a fraction, the numerator of which is equal to the Class Principal Amount of the Class A-[ ] Certificates immediately prior to such Distribution Date, and the denominator of which is equal to the aggregate Class Principal Amount of the Class A-[ ], Class A-[ ] and Class A-[ ] Certificates immediately prior to such Distribution Date, until the Class Principal Amount of the Class A-[ ] Certificates has been reduced to zero; and

(iii)   to the Class B-1 Certificates, the Interest Distribution Amount and any accrued but unpaid Interest Shortfalls, in each case, for such Class on such date;

(iv)   to the Class B-1 Certificates, such Class's Subordinate Class Percentage of the Subordinate Principal Distribution Amount, until its Class Principal Amount has been reduced to zero;

(v)   to the Class B-2 Certificates, the Interest Distribution Amount and any accrued but unpaid Interest Shortfalls, in each case, for such Class on such date;

(vi)   to the Class B-2 Certificates, such Class's Subordinate Class Percentage of the Subordinate Principal Distribution Amount, until its Class Principal Amount has been reduced to zero;

(vii)   to the Class B-3 Certificates, the Interest Distribution Amount and any accrued but unpaid Interest Shortfalls, in each case, for such Class on such date;

(viii)   to the Class B-3 Certificates, such Class's Subordinate Class Percentage of the Subordinate Principal Distribution Amount, until its Class Principal Amount has been reduced to zero;

(ix)   to the Class B-4 Certificates, the Interest Distribution Amount and any accrued but unpaid Interest Shortfalls, in each case, for such Class on such date;

(x)   to the Class B-4 Certificates, such Class's Subordinate Class Percentage of the Subordinate Principal Distribution Amount, until its Class Principal Amount has been reduced to zero;

(xi)   to the Class B-5 Certificates, the Interest Distribution Amount and any accrued but unpaid Interest Shortfalls, in each case, for such Class on such date;

(xii)   to the Class B-5 Certificates, such Class's Subordinate Class Percentage of the Subordinate Principal Distribution Amount, until its Class Principal Amount has been reduced to zero; and

(xiii)   to the Class R and Class LT-R Certificates, any remaining amount of the Available Distribution Amount allocated as provided in Section 5.02(d).

In the event that Initial Exchangeable Certificates have been exchanged for the related Exchangeable Certificates in any of the exchange combinations described in Exhibit Q, the Exchangeable Certificates received in such an exchange will be entitled to a proportionate share of the interest and/or principal payments, as applicable, otherwise allocable to the Classes of Initial Exchangeable Certificates so exchanged.

(b)   Notwithstanding the above, on any Distribution Date on and after the Credit Support Depletion Date, the Senior Principal Distribution Amount will be distributed to the Senior Certificates (other than the Interest-only Certificates) pro rata in accordance with their respective Class Principal Amounts.

(c)   Notwithstanding the priority of allocation set forth in Section 5.02(a), on each Distribution Date when a Sequential Trigger Event is in effect, the Available Distribution Amount will be distributed as follows:

(i)   to the Class A-[ ], Class A-[ ], Class A-[ ], Class A-IO[ ], Class A-IO[ ] and Class A-IO Certificates, pro rata, such Class's Interest Distribution Amount and any accrued but unpaid Interest Shortfalls;

(ii)   to each Class of Subordinate Certificates, sequentially, in order of their payment priority pursuant to Section 5.02(a), such Class's Interest Distribution Amount and any accrued but unpaid Interest Shortfalls;

(iii)   to the Class A-[ ], Class A-[ ], Class A-[ ] Certificates, pro rata, any remaining Available Distribution Amount until the Class Principal Balance of each of such Classes of Certificates has been reduced to zero; and

(iv)   to each Class of Subordinate Certificates, sequentially, in order of their payment priority pursuant to Section 5.02(a), any remaining Available Distribution Amount, until the applicable Class Principal Amount has been reduced to zero.

(d)   Notwithstanding the priority and allocation set forth in Section 5.02(a), if with respect to any Class of Subordinate Certificates other than the Class B-1 Certificates on any Distribution Date the sum of the Class Subordination Percentages of such Class and of all other Classes of Subordinate Certificates which have a lower payment priority than such Class is less than the Original Applicable Credit Support Percentage for such Class, no distribution of principal shall be made to any such Classes. The Subordinate Principal Distribution Amount shall be allocated among the Classes of Subordinate Certificates having higher payment priorities than such Class, pro rata, based on the Class Principal Amounts of the respective Classes immediately prior to such Distribution Date and shall be distributed in the sequential order provided in Section 5.02(a) above.

(e)   Amounts distributed to the Residual Certificates pursuant to Section 5.02(a)(xiii) on any Distribution Date shall be allocated among the REMIC residual interests represented thereby such that each such interest is allocated the excess of funds available to the related REMIC over required distributions to the regular interests in such REMIC on such Distribution Date; *provided, however,* that the Class LT-R Certificate shall be entitled to any amounts representing net gain resulting from the sale of any REO Properties or other Liquidation Proceeds due to the Residual Certificates with respect to the Mortgage Loans.

(f)   For purposes of distributions of interest in Section 5.02(a) such distributions to a Class of Certificates on any Distribution Date shall be made *first*, in respect of Current Interest; and *second*, in respect of Interest Shortfalls.

(g)   Amounts distributed to the Certificates (other than the Class LT-R Certificate) pursuant to this Section shall be deemed to have first been distributed from the Lower-Tier REMIC to the Upper-Tier REMIC in respect of the Lower-Tier Interests other than the LT-R Interest in accord with the distribution provisions for the Lower-Tier REMIC set forth in the Preliminary Statement and then from the Upper-Tier REMIC to the Holders of the Certificated Upper-Tier Interests or to the Exchangeable Subtrust in accordance with the distribution provisions for the Upper-Tier REMIC set forth in the Preliminary Statement.

(h)   On each Distribution Date to the extent of funds available in the Distribution Account, the Paying Agent shall retain an amount equal to the Securities Administrator Fee and shall withdraw amounts equal to the Trustee Fee and the Custodian Fee and shall pay such amounts to the Trustee and the Custodian, respectively. In addition, the Securities Administrator shall distribute the amounts described in clause (C) of the definition of "Available Distribution Amount" and amounts payable to the Asset Representations Reviewer pursuant to Section 6.12(d).

Section 5.03   Allocation of Losses.

(a)   On or prior to each Distribution Date, the Master Servicer shall calculate the aggregate Realized Losses for such Distribution Date based on the information with respect to losses as reported to it by each Servicer.

(b)   On each Distribution Date, the Securities Administrator shall allocate the principal portion of Realized Losses as follows:

first, to the Classes of Subordinate Certificates in reverse order of their respective numerical Class designations (beginning with the Class B-5 Certificates and ending with the Class B-1 Certificates) until the Class Principal Amount of each such Class is reduced to zero; and

second, to the Senior Certificates (other than the Interest-only Certificates), pro rata in accordance with their respective Class Principal Amounts, until their respective Class Principal Amounts have been reduced to zero;

In addition, all Realized Losses that would otherwise be allocated to the Class A-[ ] and Class A-[ ] Certificates will first be allocated to the Class A-[ ] Certificates, until the Class Principal Amount of the Class A-[ ] Certificates has been reduced to zero.

Liquidation Proceeds and other recoveries on a Mortgage Loan shall be applied first to outstanding fees and expenses incurred with respect to such Mortgage Loan, including Advances, then, to principal and finally to accrued, unpaid interest.

(c)   On each Distribution Date, the Class Principal Amount of the Class of Subordinate Certificates then outstanding with the lowest payment priority shall be reduced by the Certificate Writedown Amount and, on or after the Credit Support Depletion Date, the Class Principal Amounts of the Senior Certificates (other than the Interest-only Certificates) shall be reduced by the Certificate Writedown Amount, on a pro rata basis, in accordance with their respective Class Principal Amounts; *provided, however*, that any Certificate Writedown Amounts that would otherwise reduce the Class Principal Amount of the Class A-[ ] and Class A-[ ] Certificates will first reduce the Class Principal Amount of the Class A-[ ] Certificates until the Class Principal Amount of the Class A-[ ] Certificates has been reduced to zero, and will then reduce the Class Principal Amounts of the Class A-[ ] and Class A-[ ] Certificates on a pro rata basis.

(d)   Any allocation of a loss pursuant to this section to a Class of Certificates shall be achieved by reducing the Class Principal Amount thereof by the amount of such loss.

(e)   Subsequent Recoveries in respect of the Mortgage Loans shall be distributed to the Certificates still outstanding, in accordance with Section 5.02, and the Class Principal Amount of each Class of Certificates then outstanding that has been reduced due to application of a Certificate Writedown Amount or Realized Loss will be increased, pro rata in accordance with their respective Class Principal Amounts in the case of the Senior Certificates (other than the Interest-only Certificates) and sequentially in order of seniority in the case of the Subordinate Certificates, by the lesser of (i) the amount of such Subsequent Recovery (reduced by any amounts applied for this purpose to more senior-ranking Certificates) and (ii) the Realized Loss amount previously allocated to such Class.

(f)   Realized Losses and the amount of any Certificate Writedown Amount allocated by this Section to a Class of Certificates shall be allocated to the corresponding Lower-Tier Interests and Upper-Tier Interests and shall reduce the Class Principal Amount of such Lower-Tier Interests and Upper-Tier Interests to the same extent that the Class Principal Amount of such corresponding Class of Certificates is reduced pursuant to the provisions of this Section. Subsequent Recoveries distributed to a Class of Certificates pursuant to the provisions of subsection 5.03(e) shall be deemed to have been distributed to the corresponding Lower-Tier Interests and Upper-Tier Interests. To the extent that the Class Principal Amount of any Class of Certificates has been increased on account of Subsequent Recoveries pursuant to the provisions of subsection 5.03(e), the principal balance of the corresponding Lower-Tier Interests and Upper-Tier Interests shall be increased by the same amount.

(g)   Any Class of Certificates or Lower-Tier Interest whose Class Principal Amount has been reduced to zero due to the allocation of Realized Losses will nonetheless remain outstanding under this Agreement and will continue to be entitled to receive Subsequent Recoveries until the termination of the Trust Fund; provided, however, that no such Class of Certificates will have voting rights with respect to matters under this Agreement requiring or permitting actions to be taken by any Certificateholders.

Section 5.04   Servicer Obligations.

In the event of any inconsistency between this Agreement and a Servicing Agreement with respect to obligations of a Servicer, the provisions of the applicable Servicing Agreement shall govern such obligations and the Master Servicer's obligations hereunder shall be modified accordingly, unless doing so would require or allow the Master Servicer or any Servicer to take any action that could cause an Adverse REMIC Event in violation of the requirements set forth in Section 10.01(f) hereof.

Section 5.05   Advances by Master Servicer.

If any Servicer (other than [20% Servicer]) or the Servicing Administrator fails to remit any Advance required to be funded under the applicable Servicing Agreement, the Master Servicer shall itself fund, or shall cause the successor Servicer or successor Servicing Administrator to fund, such Advance. If the Master Servicer determines that an Advance is required, it shall on the Business Day preceding the related Distribution Date immediately following such Determination Date remit to the Securities Administrator from its own funds (or funds advanced by the applicable Servicer or Servicing Administrator) for deposit in the Distribution Account immediately available funds in an amount equal to such Advance. The Master Servicer, each Servicer (other than [20% Servicer]) and the Servicing Administrator shall be entitled to be reimbursed for all Advances funded by it. Notwithstanding anything to the contrary herein, in the event the Master Servicer determines in its reasonable judgment that an Advance is nonrecoverable, the Master Servicer shall be under no obligation to make such Advance. If the Master Servicer determines that an Advance is nonrecoverable, other than with respect to a Stop Advance Mortgage Loan, it shall, on or prior to the related Distribution Date, deliver an Officer's Certificate to the Trustee to such effect. The Master Servicer shall not remit any Advance on a Stop Advance Mortgage Loan.

Section 5.06   Master Servicer Compensating Interest Payments.

The amount of the aggregate Master Servicing Fee payable to the Master Servicer in respect of any Distribution Date shall be reduced (but not below zero) by the amount of any Master Servicer Compensating Interest Payment for such Distribution Date; provided, however, that the Master Servicing Fee shall be reduced if and to the extent that the Servicing Administrator had an obligation to reduce the Servicing Fee by such amount and failed to do so pursuant to the applicable Servicing Agreement. Such amount shall not be treated as an Advance and shall not be reimbursable to the Master Servicer.

ARTICLE VI

CONCERNING THE TRUSTEE AND THE SECURITIES ADMINISTRATOR; EVENTS OF DEFAULT

Section 6.01   Duties of Trustee and the Securities Administrator.

(a)   The Trustee, except during the continuance of an Event of Default, and the Securities Administrator each undertake to perform their respective duties and only such duties as are specifically set forth in this Agreement. Any permissive right of the Trustee and the Securities Administrator provided for in this Agreement shall not be construed as a duty of the Trustee or the Securities Administrator, as the case may be. If an Event of Default has occurred and has not otherwise been cured or waived, the Trustee shall exercise such of the rights and powers vested in it by this Agreement and use the same degree of care and skill in their exercise as a prudent Person would exercise or use under the circumstances in the conduct of such Person's own affairs.

(b)   Each of the Trustee and the Securities Administrator, upon receipt of all resolutions, certificates, statements, opinions, reports, documents, orders or other instruments furnished to the Trustee or the Securities Administrator, as applicable, which are specifically required to be furnished pursuant to any provision of this Agreement, shall examine them to determine whether they are in the form required by this Agreement; *provided, however,* that neither the Trustee nor the Securities Administrator shall be responsible for the accuracy or content of any such resolution, certificate, statement, opinion, report, document, order or other instrument furnished to the Trustee or the Securities Administrator pursuant to this Agreement and shall not be required to recalculate or verify any numerical information furnished to the Trustee or the Securities Administrator pursuant this Agreement. Subject to the immediately preceding sentence, if any such resolution, certificate, statement, opinion, report, document, order or other instrument is found not to conform to the form required by this Agreement in a material manner the Trustee or the Securities Administrator, as applicable, shall take such action as it deems appropriate to cause the instrument to be corrected, and if the instrument is not corrected to the Trustee's or the Securities Administrator's satisfaction, the Trustee or the Securities Administrator, as applicable, will provide notice thereof to the Certificateholders and take such further action as directed by the Certificateholders pursuant to Sections 6.02(d) and 6.02(f).

(c)   None of the Trustee, the Securities Administrator, the Paying Agent or the Certificate Registrar shall have any liability arising out of or in connection with this Agreement, except for its negligence or willful misconduct.   No provision of this Agreement shall be construed to relieve the Trustee, the Securities Administrator, the Paying Agent or the Certificate Registrar from liability for its own negligent action, its own negligent failure to act or its own willful misconduct; *provided, however,* that:

(i)   The Trustee shall not be personally liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of Holders of Certificates as provided in Section 6.18 hereof;

(ii)   For all purposes under this Agreement, the Trustee shall not be deemed to have notice of any Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Holders of the Certificates and this Agreement;

(iii)   For all purposes under this Agreement, except when the Master Servicer is the Securities Administrator, the Securities Administrator shall not be deemed to have notice of any Event of Default (other than resulting from a failure by the Master Servicer to furnish information to the Securities Administrator or payment on a Distribution Date when required to do so) unless a Responsible Officer of the Securities Administrator has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Securities Administrator at the at the address provided in Section 11.07, and such notice references the Holders of the Certificates and this Agreement;

(iv)   No provision of this Agreement shall require the Trustee or the Securities Administrator (regardless of the capacity in which it is acting) to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it; and none of the provisions contained in this Agreement shall in any event require the Trustee or the Securities Administrator to perform, or be responsible for the manner of performance of, any of the obligations of the Depositor, the Master Servicer or any other Person under this Agreement, the Servicing Agreements or the Custodial Agreement; and

(v)   None of the Trustee, the Securities Administrator, the Paying Agent or the Certificate Registrar shall be responsible for any act or omission of the Master Servicer (other than, in the case of the Securities Administrator, as provided in the next sentence), the Depositor, the Seller, the Servicers, the Custodian or the Controlling Holder. If the Master Servicer is the Securities Administrator, the Securities Administrator shall be responsible for any act or omission of the Master Servicer.

(d)   Neither the Securities Administrator nor the Trustee shall have any duty hereunder with respect to any complaint, claim, demand, notice or other document it may receive or which may be alleged to have been delivered to or served upon it by the parties as a consequence of the assignment of any Mortgage Loan hereunder; *provided, however,* that the Securities Administrator and the Trustee, as applicable, shall promptly remit to the Servicer (with a copy to the Master Servicer) upon receipt any such complaint, claim, demand, notice or other document (i) which is delivered to the Corporate Trust Office of the Securities Administrator or the Trustee, as applicable, (ii) of which a Responsible Officer has actual knowledge, and (iii) which contains information sufficient to permit the Securities Administrator or the Trustee, as applicable, to make a determination that the real property to which such document relates is a Mortgaged Property.

(e)   None of the Trustee, the Securities Administrator or the Master Servicer shall be personally liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of the Certificateholders of any Class holding Certificates which evidence, as to such Class, Percentage Interests aggregating not less than 25% as to the time, method and place of conducting any proceeding for any remedy available to the Trustee, the Securities Administrator or the Master Servicer or exercising any trust or power conferred upon the Trustee, the Securities Administrator or the Master Servicer under this Agreement.

(f)   Neither the Trustee nor the Securities Administrator shall be required to perform services under this Agreement, or to expend or risk its own funds or otherwise incur financial liability for the performance of any of its duties hereunder or the exercise of any of its rights or powers if there is reasonable ground for believing that the timely payment of its fees and expenses or the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it, and none of the provisions contained in this Agreement shall in any event require the Trustee or the Securities Administrator to perform, or be responsible for the manner of performance of, any of the obligations of the Master Servicer or any Servicer under this Agreement or any Servicing Agreement except, with respect to the Master Servicer, during such time, if any, as the Trustee shall be the successor to, and be vested with the rights, duties, powers and privileges of, the Master Servicer in accordance with the terms of this Agreement.

(g)   Except as otherwise provided herein, neither the Trustee nor the Securities Administrator shall have any duty (A) to record, file, or deposit this Agreement or any agreement referred to herein or any financing statement or continuation statement evidencing a security interest, or to maintain any such recording or filing or depositing or to undertake any rerecording, refiling or redepositing of any thereof, (B) to procure or maintain any insurance, (C) to pay or discharge any tax, assessment, or other governmental charge or penalty or any lien or encumbrance of any kind owing with respect to, assessed or levied against, any part of the Trust Fund other than from funds available in the Distribution Account, or (D) to confirm or verify the contents of any reports or certificates of the Master Servicer or any Servicer delivered to the Trustee or the Securities Administrator pursuant to this Agreement or any Servicing Agreement believed by the Trustee or the Securities Administrator, as applicable, to be genuine and to have been signed or presented by the proper party or parties.

(h)   None of the Trustee, the Securities Administrator, the Paying Agent or the Certificate Registrar shall be liable in its individual capacity for an error of judgment made in good faith by a Responsible Officer or other officers of the Trustee, the Securities Administrator, the Paying Agent or the Certificate Registrar, as applicable, unless it shall be proved that the Trustee, the Securities Administrator, the Paying Agent or the Certificate Registrar, as applicable, was negligent in ascertaining the pertinent facts.

(i)   Notwithstanding anything in this Agreement to the contrary, none of the Trustee, the Securities Administrator, the Paying Agent or the Certificate Registrar shall be liable for special, indirect or consequential losses or damages of any kind whatsoever (including, but not limited to, lost profits), even if the Trustee, the Securities Administrator, the Paying Agent or the Certificate Registrar, as applicable, has been advised of the likelihood of such loss or damage and regardless of the form of action.

(j)   Neither the Trustee nor the Securities Administrator (regardless of the capacity in which it is acting) shall be responsible for the acts or omissions of the other, it being understood that this Agreement shall not be construed to render them agents of one another.

(k)   The duties and obligations of the Trustee, the Securities Administrator, the Paying Agent and the Certificate Registrar shall be determined solely by the express provisions of this Agreement, none of the Trustee, the Securities Administrator, the Paying Agent or the Certificate Registrar shall be liable except for the performance of its duties and obligations as are specifically set forth in this Agreement, no implied covenants or obligations shall be read into this Agreement against the Trustee, the Securities Administrator, the Paying Agent or the Certificate Registrar and, in the absence of bad faith on the part of the Trustee, the Securities Administrator, the Paying Agent or the Certificate Registrar, the Trustee, the Securities Administrator, the Paying Agent or the Certificate Registrar, as applicable, may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to such party that conform to the requirements of this Agreement.

Section 6.02   Certain Matters Affecting the Trustee and the Securities Administrator.

Except as otherwise provided in Section 6.01:

(a)   Before taking or refraining from taking any actions hereunder, each of the Trustee and the Securities Administrator may request, and may rely and shall be protected in acting or refraining from acting upon, any resolution, Officer's Certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)   Each of the Trustee and the Securities Administrator may consult with counsel and any advice of its counsel or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(c)   Neither the Trustee nor the Securities Administrator shall be personally liable for any action taken, suffered or omitted by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement;

(d)   Unless an Event of Default shall have occurred and be continuing, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond or other paper or document (provided the same appears regular on its face), unless requested in writing to do so by the Holders of at least a majority in Class Principal Amount (or Percentage Interest) of each Class of Certificates or such other percentage specified in Section 2.05 with respect to actions described in Section 2.05; *provided, however,* that, if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of this Agreement, the Trustee may require reasonable indemnity against such expense or liability or payment of such estimated expenses from the Certificateholders as a condition to proceeding. Except as otherwise provided in Section 2.05, the reasonable expense thereof shall be paid by the party requesting such investigation and shall not be paid by the Trust Fund; and, provided further, that in the case of an alleged breach of an Originator's representations and warranties, the provisions of Section 2.05 must be satisfied.

(e)　　　Each of the Trustee and the Securities Administrator may execute any of the trusts or powers hereunder or perform any duties hereunder, as applicable, either directly or by or through agents, custodians or attorneys, which agents, custodians or attorneys shall have any and all of the rights, powers, duties and obligations of the Trustee and the Securities Administrator conferred on them by such appointment; provided that each of the Trustee and the Securities Administrator shall continue to be responsible for its duties and obligations hereunder to the extent provided herein; provided further that neither the Securities Administrator nor the Trustee shall be responsible for the duties and obligations of _____, in its capacity as the Custodian under the Custodial Agreement, or of [   ], in its capacity as the Paying Agent, the Authenticating Agent, the Securities Administrator or the Certificate Registrar under this Agreement;

(f)　　　Neither the Trustee nor the Securities Administrator shall be under any obligation to exercise any of the trusts or powers vested in it by this Agreement, and the Trustee shall not be under any obligation to institute, conduct or defend any litigation hereunder or in relation hereto, in each case at the request, order or direction of any of the Certificateholders pursuant to the provisions of this Agreement, unless such Certificateholders shall have offered to the Trustee or the Securities Administrator, as applicable, security or indemnity reasonably satisfactory to the Trustee or the Securities Administrator against the costs, expenses and liabilities which may be incurred therein or thereby;

(g)　　　The right of the Trustee and the Securities Administrator to perform any discretionary act enumerated in this Agreement shall not be construed as a duty, and neither the Trustee nor the Securities Administrator shall be answerable for other than its negligence or willful misconduct in the performance of such act;

(h)　　　Neither the Trustee nor the Securities Administrator shall be required to give any bond or surety in respect of the execution of the Trust Fund created hereby or the powers granted hereunder; and

(i)　　　Neither the Trustee nor the Securities Administrator shall have any duty to conduct any affirmative investigation (including, but not limited to, reviewing any reports delivered to the Trustee in connection with the review of the Trustee Mortgage Files and the Trustee Credit Files) as to the occurrence of any condition requiring the repurchase of any Mortgage Loan pursuant to this Agreement, the Mortgage Loan Purchase and Sale Agreement, the Purchase Agreements or the Servicing Agreements, as applicable, or the eligibility of any Mortgage Loan for purposes of this Agreement including, without limitation, whether any Mortgage Loan is a Qualified Substitute Mortgage Loan, except as set forth in Section 2.05 with respect to the Trustee.

In the event either the Trustee or the Securities Administrator deems the nature of any action required on its part to be unclear, the Trustee or the Securities Administrator, as applicable, may require prior to such action that it be provided by the Depositor with reasonable further written instructions.

Section 6.03　　　　Trustee and Securities Administrator Not Liable for Certificates.

The Trustee and the Securities Administrator make no representations as to the validity or sufficiency of this Agreement, the Custodial Agreement, the Purchase Agreements, the Servicing Agreements, the Mortgage Loan Purchase and Sale Agreement or the Certificates (other than the certificate of authentication on the Certificates) or of any Mortgage Loan or related document, save that the Trustee and the Securities Administrator represent that, assuming due execution and delivery by the other parties hereto, this Agreement has been duly authorized, executed and delivered by it and constitutes its valid and binding obligation, enforceable against it in accordance with its terms except that such enforceability may be subject to (A) applicable bankruptcy and insolvency laws and other similar laws affecting the enforcement of the rights of creditors generally, and (B) general principles of equity regardless of whether such enforcement is considered in a proceeding in equity or at law.   The recitals contained herein and in the Certificates (other than the signature of the Trustee on the Certificates and the acknowledgements of the Trustee contained in Article II) shall not be taken as the statements of the Securities Administrator or the Trustee and neither the Securities Administrator nor the Trustee assumes any responsibility for their correctness. Neither the Trustee nor the Securities Administrator shall be accountable for the use or application by the Depositor of any of the Certificates or of the proceeds of such Certificates, or of funds paid to the Depositor in consideration of the sale of the Mortgage Loans to the Trustee by the Depositor or for the use or application of any funds deposited into the Distribution Account or any other fund or account maintained with respect to the Certificates. Neither the Trustee nor the Securities Administrator shall be responsible for the legality or validity of this Agreement or the validity, priority, perfection or sufficiency of the security for the Certificates issued or intended to be issued hereunder. Neither the Trustee nor the Securities Administrator shall have any responsibility for filing any financing or continuation statement in any public office at any time or to otherwise perfect or maintain the perfection of any security interest or lien granted to it hereunder or to record this Agreement.

Section 6.04 Trustee and Securities Administrator May Own Certificates.

Each of the Trustee and the Securities Administrator (and any Affiliate or agent of either of them) in its individual or any other capacity may become the owner or pledgee of Certificates and may transact banking and trust business with the other parties hereto and their Affiliates with the same rights it would have if it were not Trustee, Securities Administrator or such Affiliate or agent, as applicable; provided, however, that neither the Trustee nor the Securities Administrator may have any financial interest in any Certificates as of the Closing Date unless the Depositor has been notified of any such financial interest and such financial interest, including any related hedging transactions, have been disclosed in the Prospectus.

Section 6.05 Eligibility Requirements for Trustee and Securities Administrator.

The Trustee hereunder shall at all times (i) be an institution insured by the FDIC, (ii) be a corporation or national banking association, organized and doing business under the laws of any State or the United States of America, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by federal or state authority and (iii) not be an Affiliate of the Master Servicer, any Servicer or the Servicing Administrator. If such corporation or national banking association publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then, for the purposes of this Section, the combined capital and surplus of such corporation or national banking association shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. In case at any time the Trustee shall cease to be eligible in accordance with provisions of this Section, the Trustee shall resign immediately in the manner and with the effect specified in Section 6.06.

The Securities Administrator hereunder shall at all times (i) be an institution authorized to exercise corporate trust powers under the laws of its jurisdiction of organization, (ii) be rated at least "A/F1" by Fitch and at least "A3/P-2" by Moody's, or if not rated by Fitch or Moody's, the equivalent rating by KBRA or S&P, and (iii) not be the Depositor, an Affiliate of the Depositor or, other than in the case of the initial Securities Administrator, the originator or Servicer of any of the Mortgage Loans.

Section 6.06 Resignation and Removal of Trustee and the Securities Administrator.

(a) Each of the Trustee and the Securities Administrator may at any time resign and be discharged from the trust hereby created by giving 60 days' written notice thereof to the Trustee or the Securities Administrator, as applicable, the Depositor and the Master Servicer. Upon receiving such notice of resignation, the Depositor will promptly appoint a successor trustee or a successor securities administrator, as applicable, by written instrument, one copy of which instrument shall be delivered to the resigning Trustee or resigning Securities Administrator, as applicable, one copy to the successor trustee or successor securities administrator, as applicable, and one copy to the Master Servicer. If no successor trustee or successor securities administrator shall have been so appointed and shall have accepted appointment within 30 days after the giving of such notice of resignation, the resigning Trustee or resigning Securities Administrator, as applicable, may petition any court of competent jurisdiction for the appointment of a successor trustee or successor securities administrator, as applicable. In the case of any such resignation by the Securities Administrator, if no successor securities administrator shall have been appointed and shall have accepted appointment within 60 days after the Securities Administrator ceases to be the Securities Administrator pursuant to this Section 6.06, then the Trustee shall perform the duties of the Securities Administrator pursuant to this Agreement and shall be entitled to the fees of the Securities Administrator for so long as the Trustee performs such duties; *provided, however*, that the Trustee may engage a qualified entity to perform the duties of the Securities Administrator under Sections 6.21, 6.22, 6.23, 6.24 and 11.16 of this Agreement. The successor trustee shall notify each Rating Agency through the Rule 17g-5 Information Provider, the Servicers, the Servicing Administrator and the Master Servicer of any change of Trustee and the successor securities administrator shall notify each Rating Agency through the Rule 17g-5 Information Provider, the Servicers, the Servicing Administrator and the Master Servicer of any change of Securities Administrator.

(b)   If at any time any of the following events shall occur: (i) the Trustee or the Securities Administrator ceases to be eligible in accordance with the provisions of Section 6.05 and fails to resign after written request therefor by the Depositor, (ii) the Securities Administrator fails to perform its obligations pursuant to Section 5.02 to make distributions to Certificateholders, which failure continues unremedied for a period of one Business Day after the date upon which written notice of such failure shall have been given to the Securities Administrator by the Trustee or the Depositor, (iii) the Securities Administrator fails to provide a Back-up Certificate, Assessment of Compliance or an Accountant's Attestation required under Sections 6.21, 6.23 and 6.24, respectively, by March 15 of each year in which Exchange Act reports are required, (iv) the Trustee or the Securities Administrator becomes incapable of acting, or is adjudged bankrupt or insolvent, or a receiver of the Trustee or the Securities Administrator of its property is appointed, or any public officer takes charge or control of the Trustee or the Securities Administrator or of the property or affairs of either for the purpose of rehabilitation, conservation or liquidation, (v) a tax is imposed or threatened with respect to the Trust Fund by any state in which the Trustee or the Trust Fund held by the Trustee is located, or (vi) the continued use of the Trustee or the Securities Administrator would result in a downgrading of the rating by a Rating Agency of any Class of Certificates with a rating; then, in each such case, the Depositor shall remove the Trustee or the Securities Administrator, as applicable, and the Depositor shall appoint a successor trustee or successor securities administrator, as applicable, by written instrument, one copy of which instrument shall be delivered to the Trustee or Securities Administrator so removed, one copy to the successor trustee or successor securities administrator, as applicable, and one copy to the Master Servicer. If the same Person is acting as both the Securities Administrator and the Master Servicer, then the Depositor shall direct the Trustee to remove the Master Servicer in accordance with the provisions of Section 6.14, and the Trustee promptly upon such direction shall remove the Master Servicer in accordance therewith.

(c)   The Holders of more than 50% of the Class Principal Amount (or Percentage Interest) of each Class of Certificates may at any time upon 30 days' written notice to the Trustee or the Securities Administrator, as applicable, and to the Depositor remove the Trustee or the Securities Administrator, as applicable, by such written instrument, signed by such Holders or their attorney-in-fact duly authorized, one copy of which instrument shall be delivered to the Depositor, one copy to the Trustee or Securities Administrator, as applicable, and one copy to the Master Servicer. The Depositor shall thereupon appoint a successor trustee or successor securities administrator, as applicable, in accordance with this Section.

(d)   Any resignation or removal of the Trustee or the Securities Administrator, as applicable, and appointment of a successor trustee or successor securities administrator pursuant to any of the provisions of this Section shall only become effective upon acceptance of appointment by the successor trustee or the successor securities administrator, as applicable, as provided in Section 6.07.

Section 6.07   Successor Trustee and Successor Securities Administrator.

(a)   Any successor trustee or successor securities administrator appointed as provided in Section 6.06 shall execute, acknowledge and deliver to the Depositor and to its predecessor trustee or predecessor securities administrator, as applicable, an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee or predecessor securities administrator, as applicable, shall become effective and such successor trustee or successor securities administrator, as applicable, without any further act, deed or conveyance, shall become fully vested with all the rights, powers, duties and obligations of its predecessor

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hereunder, with like effect as if originally named as trustee or securities administrator, as applicable, herein. The predecessor trustee shall deliver to the successor trustee (or assign to the Trustee its interest under the Custodial Agreement, to the extent permitted thereunder), all Trustee Mortgage Files and Trustee Credit Files and documents and statements related to each Trustee Mortgage File and Trustee Credit File held by it hereunder, the predecessor trustee shall duly assign, transfer, deliver and pay over to the successor trustee the entire Trust Fund, together with all necessary instruments of transfer and assignment or other documents properly executed necessary to effect such transfer and the predecessor trustee or the predecessor securities administrator, as applicable, shall deliver such of the records or copies thereof maintained by the predecessor trustee or predecessor securities administrator, as applicable, in the administration hereof as may be requested by the successor trustee and shall thereupon be discharged from all duties and responsibilities under this Agreement. In addition, the Depositor and the predecessor trustee or predecessor securities administrator, as applicable, shall execute and deliver such other instruments and do such other things as may reasonably be required to more fully and certainly vest and confirm in the successor trustee or successor securities administrator, as applicable, all such rights, powers, duties and obligations. The predecessor securities administrator shall also deliver to the Depositor the Back-up Certificate with respect to the portion of the calendar year in which the predecessor securities administrator acted as Securities Administrator hereunder.

(b) No successor trustee or successor securities administrator shall accept appointment as provided in this Section unless at the time of such appointment such successor trustee or successor securities administrator, as applicable, shall be eligible under the provisions of Section 6.05.

(c) Upon acceptance of appointment by a successor trustee or successor securities administrator, as applicable, as provided in this Section 6.07, the predecessor trustee or predecessor securities administrator, as applicable, shall mail notice of the succession of such trustee or securities administrator, as applicable, hereunder to all Holders of Certificates at their addresses as shown in the Certificate Register and to each Rating Agency through the Rule 17g-5 Information Provider. The expenses of such mailing as well as any other expenses relating to the removal, termination and replacement of a Trustee or the Securities Administrator shall be borne by the predecessor trustee or predecessor securities administrator, as applicable; provided, if such party has been removed without cause or such expenses are not recoverable from the predecessor party, such expenses will be borne by the Trust Fund.

Section 6.08 Merger or Consolidation of Trustee or Securities Administrator.

Any Person into which the Trustee or Securities Administrator may be merged or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Trustee or Securities Administrator shall be a party, or any Persons succeeding to the corporate trust business of the Trustee or Securities Administrator, shall be the successor to the Trustee or Securities Administrator hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding, provided that such Person shall be eligible under the applicable provisions of Section 6.05.

Section 6.09 Appointment of Co-Trustee, Separate Trustee or Custodian.

(a) Notwithstanding any other provisions hereof, at any time, the Trustee, the Depositor or the Certificateholders evidencing more than 50% of the Class Principal Amount (or Percentage Interest) of every Class of Certificates shall have the power from time to time to appoint one or more Persons, approved by the Trustee, to act either as co-trustees jointly with the Trustee, or as separate trustees, or as custodians, for the purpose of holding title to, foreclosing or otherwise taking action with respect to any Mortgage Loan outside the state where the Trustee has its principal place of business where such separate trustee or co-trustee is necessary or advisable (or the Trustee has been advised by the Master Servicer that such separate trustee or co-trustee is necessary or advisable) under the laws of any state in which a property securing a Mortgage Loan is located or for the purpose of otherwise conforming to any legal requirement, restriction or condition in any state in which a property securing a Mortgage Loan is located or in any state in which any portion of the Trust Fund is located. The separate trustees, co-trustees, or custodians so appointed shall be trustees or custodians for the benefit of all the Certificateholders and shall have such powers, rights and remedies as shall be specified in the instrument of appointment; *provided, however,* that no such appointment shall, or shall be deemed to, constitute the appointee an agent of the Trustee. The obligation of the Master Servicer to make Advances pursuant to Section 5.05 hereof shall not be affected or assigned by the appointment of a co-trustee.

(b)   Every separate trustee, co-trustee, and custodian shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(i)   all powers, duties, obligations and rights conferred upon the Trustee in respect of the receipt, custody and payment of moneys shall be exercised solely by the Trustee;

(ii)   all other rights, powers, duties and obligations conferred or imposed upon the Trustee shall be conferred or imposed upon and exercised or performed by the Trustee and such separate trustee, co-trustee, or custodian jointly, except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed the Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations, including the holding of title to the Trust Fund or any portion thereof in any such jurisdiction, shall be exercised and performed by such separate trustee, co-trustee, or custodian;

(iii)   no trustee or custodian hereunder shall be personally liable by reason of any act or omission of any other trustee or custodian hereunder; and

(iv)   the Trustee may at any time, by an instrument in writing executed by it, with the concurrence of the Depositor, accept the resignation of or remove any separate trustee, co-trustee or custodian, so appointed by it or them, if such resignation or removal does not violate the other terms of this Agreement.

(c)   Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee, co-trustee or custodian shall refer to this Agreement and the conditions of this Article VI. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or separately, as may be provided therein, subject to all the provisions of this Agreement, specifically including every provision of this Agreement relating to the conduct of, affecting the liability of, or affording protection to, the Trustee. Every such instrument shall be filed with the Trustee and a copy given to the Master Servicer.

(d)   Any separate trustee, co-trustee or custodian may, at any time, constitute the Trustee, its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Agreement on its behalf and in its name. If any separate trustee, co-trustee or custodian shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

(e)   No separate trustee, co-trustee or custodian hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 6.05 hereunder and no notice to the Certificateholders of the appointment shall be required under Section 6.07 hereof.

(f)   The Trustee agrees to instruct the co-trustees, if any, to the extent necessary to fulfill the Trustee's obligations hereunder.

(g)   The Trust Fund shall pay the reasonable compensation of the co-trustees (which compensation shall not reduce any compensation payable to the Trustee).

Section 6.10   Authenticating Agents.

(a)   The Trustee may appoint one or more Authenticating Agents which shall be authorized to act on behalf of the Trustee in authenticating Certificates. The Trustee hereby appoints the Securities Administrator as initial Authenticating Agent, and the Securities Administrator hereby accepts such appointment. Wherever reference is made in this Agreement to the authentication of Certificates by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent must be a national banking association or a corporation organized and doing business under the laws of the United States of America or of any state, having a combined capital and surplus of at least $15,000,000, authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authorities.

(b)   Any Person into which any Authenticating Agent may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which any Authenticating Agent shall be a party, or any Person succeeding to the corporate trust business of any Authenticating Agent, shall continue to be the Authenticating Agent without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

(c)   Any Authenticating Agent may at any time resign by giving at least 30 days' advance written notice of resignation to the Trustee and the Depositor. The Trustee may at any time terminate the agency of any Authenticating Agent by giving written notice of termination to such Authenticating Agent and the Depositor. Upon receiving a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 6.10, the Trustee may appoint a successor authenticating agent, shall give written notice of such appointment to the Depositor and shall mail notice of such appointment to all Holders of Certificates. Any successor authenticating agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers, duties and responsibilities of its predecessor hereunder, with like effect as if originally named as Authenticating Agent. No successor authenticating agent shall be appointed unless eligible under the provisions of this Section 6.10. No Authenticating Agent shall have responsibility or liability for any action taken by it as such at the direction of the Trustee or in accordance with the provisions of this Agreement.

Section 6.11   Indemnification of the Trustee, the Securities Administrator and the Master Servicer.

Subject to the limitations described in clause (C) of the definition of Available Distribution Amount, [   ], both in its individual capacity and in its capacity as Trustee hereunder, [   ], both in its individual capacity and in its capacity as Master Servicer hereunder, and [   ], both in its individual capacity and in its capacities as Securities Administrator, Certificate Registrar, Paying Agent and Authenticating Agent hereunder, and each of their respective directors, officers, employees and agents shall be indemnified and held harmless by, and entitled to reimbursement from, the Trust Fund for any claim, loss, liability, damage, cost or expense, including without limitation any reasonable legal fees and expenses and any extraordinary or unanticipated expense, incurred or expended (without negligence or willful misconduct on its or their part) in connection with, (a) investigating, preparing for, defending itself or themselves against, or prosecuting for itself or themselves or for the sake of the Trust Fund any legal proceeding (including any arbitration provision contemplated hereby), whether pending or threatened, that is related directly or indirectly in any way to the Trust Fund, this Agreement, the Purchase Agreements, the Servicing Agreements, the Mortgage Loan Purchase and Sale Agreement, the Custodial Agreement, the Mortgage Loans or other assets of the Trust Fund, or the Certificates (including without limitation the initial offering, any secondary trading and any transfer and exchange of the Certificates), (b) the acceptance or administration of the trusts created hereunder, (c) the performance or exercise or the lack of performance or exercise of any or all of its or their powers, duties, rights, responsibilities, or privileges hereunder, including without limitation (i) complying with any new or updated laws or regulations directly related to the performance by the Trustee, the Securities Administrator, the Certificate Registrar, the Paying Agent, the Authenticating Agent or the Master Servicer as applicable, of its obligations under this Agreement and (ii) addressing any bankruptcy in any way related to or affecting this Agreement, the Purchase Agreements, the Servicing Agreements, the Custodial Agreement, the Mortgage Loan Purchase and Sale Agreement or any party to such agreements, including, as applicable, all costs incurred in connection with the use of default specialists within or outside [   ] (in the case of [   ] personnel, such costs to be calculated using standard market rates), in the case of the Trustee, [   ] (in the case of [

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] personnel, such costs to be calculated using standard market rates), in the case of the Master Servicer, and [   ] (in the case of [   ] personnel, such costs to be calculated using standard market rates), in the case of the Securities Administrator. As of the Startup Day, no such indemnifications or expense reimbursements are expected to be paid from the Trust Fund and it is intended that if such payments are ever made that they be characterized for purposes of the REMIC Provisions as "unanticipated expenses" within the meaning of Treasury Regulation Section 1.860G-1(b)(3)(ii).

In connection with any claim as to which indemnification is to be sought hereunder:

(i)   the Trustee, the Securities Administrator, the Certificate Registrar, the Paying Agent, the Authenticating Agent or the Master Servicer as applicable, shall give the Depositor written notice thereof promptly after the Trustee, the Securities Administrator, the Certificate Registrar, the Paying Agent, the Authenticating Agent or the Master Servicer as applicable, shall have knowledge thereof; *provided* that failure of the Trustee, the Securities Administrator, the Certificate Registrar, the Paying Agent, the Authenticating Agent or the Master Servicer, as applicable, to provide such written notice shall not relieve the Trust Fund of the obligation to indemnify the Trustee, the Securities Administrator, the Certificate Registrar, the Paying Agent, the Authenticating Agent or the Master Servicer as applicable, under this Section 6.11;

(ii)   while maintaining control over its own defense, the Trustee, the Securities Administrator, the Certificate Registrar, the Paying Agent, the Authenticating Agent or the Master Servicer as applicable, shall cooperate and consult fully with the Depositor in preparing such defense; and

(iii)   notwithstanding anything to the contrary in this Section 6.11, the Trust Fund shall not be liable for settlement of any such claim by the Trustee, the Securities Administrator, the Certificate Registrar, the Paying Agent, the Authenticating Agent or the Master Servicer, as applicable, entered into without the prior consent of the Depositor, which consent shall not be unreasonably withheld.

The indemnification obligations set forth in this Section shall survive the discharge of this Agreement and the termination or resignation of the Trustee, the Securities Administrator, the Certificate Registrar, the Paying Agent, the Authenticating Agent or the Master Servicer, as applicable.

Section 6.12   Fees and Expenses of the Securities Administrator, the Certificate Registrar, the Paying Agent, Authenticating Agent, the Trustee, the Custodian and the Asset Representations Reviewer.

(a)   Compensation for the services of the Securities Administrator, the Certificate Registrar, the Paying Agent and the Authenticating Agent hereunder shall be paid from the Securities Administrator Fee. The Securities Administrator shall be entitled to all disbursements and advancements incurred or made by the Securities Administrator in accordance with this Agreement (including fees and expenses of its counsel and all persons not regularly in its employment), except any such expenses arising from its negligence, bad faith or willful misconduct. [   ], shall act as Securities Administrator for so long as [   ] is Master Servicer under this Agreement.

(b)   As compensation for its services hereunder, the Trustee shall be entitled to receive the Trustee Fee, which shall be distributed by the Securities Administrator pursuant to Section 5.02(h), as well as an initial acceptance fee of $[   ] to be paid by the Depositor from its own funds. Each successor trustee hereby agrees to be bound by the terms of such arrangement. Any costs and expenses incurred by the Trustee shall be reimbursed in accordance with Section 6.11.

(c)   As compensation for its services under the Custodial Agreement, the Custodian shall be entitled to receive the Custodian Fee, which shall be distributed by the Securities Administrator pursuant to Section 5.02(h). Each successor custodian hereby agrees to be bound by the terms of such arrangement.

(d)　　As compensation for its services hereunder, the Asset Representations Reviewer shall be entitled to receive a fee of $[　] for each Mortgage Loan review it conducts pursuant to Section 2.05, which shall be distributed by the Securities Administrator pursuant to Section 5.02(h). In addition, on the Closing Date, the Depositor shall pay the Asset Representations Reviewer an acceptance fee of $[　].

Section 6.13　　　　Collection of Monies.

Except as otherwise expressly provided in this Agreement, the Trustee and the Securities Administrator may demand payment or delivery of, and shall receive and collect, all money and other property payable to or receivable by it pursuant to this Agreement. The Trustee or the Securities Administrator, as applicable, shall hold all such money and property received by it as part of the Trust Fund and shall distribute it as provided in this Agreement.

Section 6.14　　　　　　Events of Default; Trustee to Act; Appointment of Successor.

(a)　　The occurrence of any one or more of the following events shall constitute an "Event of Default":

(i)　　Any failure by the Master Servicer to furnish the Securities Administrator the Mortgage Loan data sufficient to prepare the reports described in Section 4.02 which continues unremedied for a period of one Business Day after the date upon which written notice of such failure shall have been given to the Master Servicer by the Trustee or the Securities Administrator or to the Master Servicer, the Securities Administrator and the Trustee by the Holders of not less than 25% of the Class Principal Amount (or Class Notional Amount) of each Class of Certificates affected thereby;

(ii)　　Any failure on the part of the Master Servicer duly to observe or perform in any material respect any other of the covenants or agreements (other than those referred to in (vii) and (viii) below) on the part of the Master Servicer contained in this Agreement which continues unremedied for a period of 30 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Master Servicer by the Trustee or the Securities Administrator, or to the Master Servicer, the Securities Administrator and the Trustee by the Holders of more than 50% of the Aggregate Voting Interests of the Certificates (or in the case of a breach of its obligation to provide an Item 1123 Certificate, an Assessment of Compliance or an Accountant's Attestation pursuant to Sections 6.22, 6.23 and 6.24, immediately without a cure period);

(iii)　　A decree or order of a court or agency or supervisory authority having jurisdiction for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Master Servicer, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days or a Rating Agency reduces or withdraws or threatens to reduce or withdraw the rating of the Certificates because of the financial condition or loan servicing capability of such Master Servicer;

(iv)　　The Master Servicer shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities, voluntary liquidation or similar proceedings of or relating to the Master Servicer or of or relating to all or substantially all of its property;

(v)　　The Master Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations;

(vi)　　The Master Servicer shall be dissolved, or shall dispose of all or substantially all of its assets, or consolidate with or merge into another entity or shall permit another entity to consolidate or merge into it, such that the resulting entity does not meet the criteria for a successor servicer as specified in Section 9.05 hereof;

(vii)　　If a representation or warranty set forth in Section 9.03 hereof shall prove to be incorrect as of the time made in any respect that materially and adversely affects the interests of the Certificateholders, and the

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circumstance or condition in respect of which such representation or warranty was incorrect shall not have been eliminated or cured within 30 days after the date on which written notice of such incorrect representation or warranty shall have been given to the Master Servicer by the Trustee or the Securities Administrator, or to the Master Servicer, the Securities Administrator and the Trustee by the Holders of more than 50% of the Aggregate Voting Interests of the Certificates;

(viii)   A sale or pledge of any of the rights of the Master Servicer hereunder or an assignment of this Agreement by the Master Servicer or a delegation of the rights or duties of the Master Servicer hereunder shall have occurred in any manner not otherwise permitted hereunder and without the prior written consent of the Trustee and Certificateholders holding more than 50% of the Aggregate Voting Interests of the Certificates;

(ix)   The purchase or holding of any Certificates by the Master Servicer or any master servicer transferee that is an insured depository institution (as such term is defined in the Federal Deposit Insurance Act) such that the Master Servicer or such master servicer transferee is required to consolidate any assets of the Trust Fund on its financial statements under U.S. generally accepted accounting principles;

(x)   Any failure of the Master Servicer to make any Advances when such Advances are due, which failure continues unremedied for a period of one Business Day.

If an Event of Default described in clauses (i) through (ix) of this Section shall occur, then, in each and every case, subject to applicable law, so long as any such Event of Default shall not have been remedied within any period of time as prescribed by this Section, the Trustee, by notice in writing to the Master Servicer <u>may</u>, and, if so directed in writing by Certificateholders evidencing either (i) more than 50% of the Class Principal Amount (or Class Notional Amount) of each Class of Certificates, or (ii) 50% of the aggregate Class Principal Amount of the Subordinate Certificates, or upon the occurrence of an Event of Default described in clause (x) of this Section, <u>shall</u>, terminate all of the rights and obligations of the Master Servicer hereunder and in and to the Mortgage Loans and the proceeds thereof; *provided, however*, that in the case of the preceding clause (ii), the Trustee shall provide written notice to all of the Certificateholders within two Business Days of receiving such direction and shall not terminate the Master Servicer if, within 30 days of sending such written notice, the Trustee has received contrary instructions from Certificateholders evidencing more than 50% of the Aggregate Voting Interests of the Certificateholders. On or after the receipt by the Master Servicer of such written notice, all authority and power of the Master Servicer, and only in its capacity as Master Servicer under this Agreement, whether with respect to the Mortgage Loans or otherwise, shall pass to and be vested in the Trustee; and the Trustee is hereby authorized and empowered to execute and deliver, on behalf of the defaulting Master Servicer as attorney-in-fact or otherwise, any and all documents and other instruments, and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement or assignment of the Mortgage Loans and related documents or otherwise. The defaulting Master Servicer agrees to cooperate with the Trustee and the Securities Administrator in effecting the termination of the defaulting Master Servicer's responsibilities and rights hereunder as Master Servicer including, without limitation, notifying the Servicers of the assignment of the master servicing function and providing the Trustee or its designee all documents and records in electronic or other form reasonably requested by it to enable the Trustee or its designee to assume the defaulting Master Servicer's functions hereunder and the transfer to the Trustee for administration by it of all amounts which shall at the time be or should have been deposited by the defaulting Master Servicer in the Distribution Account and any other account or fund maintained with respect to the Certificates or thereafter received with respect to the Mortgage Loans. The Master Servicer being terminated pursuant to this Section 6.14 shall bear all costs of a master servicing transfer, including but not limited to those of the Trustee or Securities Administrator reasonably allocable to specific employees and overhead, legal fees and expenses, accounting and financial consulting fees and expenses, and costs of amending this Agreement, if necessary. If the same Person is acting as both the Securities Administrator and the Master Servicer, then the Trustee shall direct the Depositor to remove the Securities Administrator in accordance with the provisions of Section 6.06(b), and the Depositor promptly upon such direction shall remove the Securities Administrator in accordance therewith.

Notwithstanding the termination of its activities as Master Servicer, each terminated Master Servicer shall continue to be entitled to reimbursement under this Agreement to the extent such reimbursement relates to the period prior to such Master Servicer's termination. The successor master servicer shall not be required to purchase or reimburse the terminated Master Servicer's Advance receivables. For the avoidance of doubt, to the extent that the terminated Master Servicer and a successor master servicer have each made Advances in respect of the same Mortgage Loan, recovered amounts shall be used to reimburse the terminated Master Servicer and a successor master servicer in the order in which such Advances were made.

When a Responsible Officer of the Trustee has actual knowledge of the occurrence of an Event of Default, the Trustee shall promptly notify the Securities Administrator and each Rating Agency through the Rule 17g-5 Information Provider of the nature and extent of such Event of Default. The Trustee or the Securities Administrator shall promptly give written notice to the Master Servicer upon the Master Servicer's failure to fund Advances as required under this Agreement.

(b)   On and after the time the Master Servicer receives a notice of termination from the Trustee pursuant to Section 6.14(a) or the Trustee receives the written resignation of the Master Servicer pursuant to Section 9.06, the Trustee, unless, in either case, another master servicer shall have been appointed by the Trustee, shall be the successor in all respects to the Master Servicer in its capacity as such under this Agreement and with respect to the transactions set forth or provided for herein and shall have all the rights and powers and be subject to all the responsibilities, duties and liabilities relating thereto and arising thereafter placed on the Master Servicer hereunder, including the obligation to make Advances in accordance with Section 5.04; *provided, however*, that any failure to perform such duties or responsibilities caused by the Master Servicer's failure to provide information required by this Agreement shall not be considered a default by the Trustee hereunder. The Trustee shall have no responsibility for any act or omission of the Master Servicer other than any act or omission performed by the Trustee in its capacity as a successor master servicer. In addition, the Trustee shall have no liability relating to the representations and warranties of the Master Servicer set forth in Section 9.03. In the Trustee's capacity as successor master servicer, the Trustee shall have the same limitations on liability herein granted to the Master Servicer. As compensation for acting as successor master servicer hereunder, the Trustee shall be entitled to receive all compensation payable to the Master Servicer under this Agreement, including the Master Servicing Fee, subject to Section 6.14(d).

(c)   Notwithstanding the above, the Trustee may, if it shall be unwilling to continue to so act, or shall, if it is unable to so act, petition a court of competent jurisdiction to appoint, or appoint on its own behalf any established housing and home finance institution servicer, master servicer, servicing or mortgage servicing institution having a net worth of not less than $15,000,000, which is a Fannie Mae or Freddie Mac-approved master servicer, and meeting such other standards for a successor master servicer as are set forth in this Agreement, as the successor to such Master Servicer in the assumption of all of the responsibilities, duties and liabilities of a master servicer, like the Master Servicer. Any entity designated by the Trustee as a successor master servicer may be an Affiliate of the Trustee; *provided, however*, that, unless such Affiliate meets the net worth requirements and other standards set forth herein for a successor master servicer, the Trustee, in its individual capacity, shall agree, at the time of such designation, to be and remain liable to the Trust Fund for such Affiliate's actions and omissions in performing its duties hereunder.

The Trustee and such successor shall take such actions, consistent with this Agreement, as shall be necessary to effectuate any such succession and may make other arrangements with respect to the master servicing to be conducted hereunder which are not inconsistent herewith. The Master Servicer shall cooperate with the Trustee and any successor master servicer in effecting the termination of the Master Servicer's responsibilities and rights hereunder including, without limitation, notifying Mortgagors of the assignment of the master servicing functions and providing the Trustee and successor master servicer, as applicable, all documents and records in electronic or other form reasonably requested by it to enable it to assume the Master Servicer's functions hereunder and transferring to the Trustee or such successor master servicer, as applicable, all amounts which shall at the time be or which should have been deposited by the Master Servicer in the Distribution Account and any other account or fund maintained with respect to the Certificates or thereafter be received with respect to the Mortgage Loans. Neither the Trustee nor any other successor master servicer shall be deemed to be in default hereunder by reason of any failure to make, or any delay in making, any distribution hereunder or any portion thereof caused by (i) the failure of the predecessor master servicer to deliver, or any delay in delivering, cash, documents or records to it, (ii) the failure of the predecessor master servicer to cooperate as required by this Agreement, (iii) the failure of the predecessor master servicer to deliver the Mortgage Loan data to the Securities Administrator as required by this Agreement or (iv) restrictions imposed by any regulatory authority having jurisdiction over the predecessor master servicer. No successor master servicer (other than the Trustee, with respect to the failure of the Trustee to cooperate as set forth in subclause (ii) below) shall be deemed to be in default hereunder by reason of any failure to make, or any delay in making, any distribution hereunder or any portion thereof caused by (i) the failure of the Securities Administrator to deliver, or any delay in delivering cash, documents or records to it related to such distribution, or (ii) the failure of Trustee or the Securities Administrator to cooperate as required by this Agreement.

Any successor master servicer shall execute and deliver to the Depositor, the Seller and the predecessor master servicer the certification required pursuant to the first sentence of Section 6.20(e).

(d) In connection with such appointment and assumption of a successor master servicer, the Trustee may make such arrangements for the compensation of such successor out of payments on Mortgage Loans as it and such successor shall agree; *provided, however,* that no such compensation shall be in excess of that permitted to the Master Servicer hereunder.

(e) To the extent that the costs and expenses incurred by the Trustee in connection with any alleged or actual default by the Master Servicer, the termination of the Master Servicer, any appointment of a successor master servicer and/or any transfer and assumption of master servicing by the Trustee or any successor master servicer (including, without limitation, (i) all legal costs and expenses and all due diligence costs and expenses associated with the investigation of any alleged or actual default by the Master Servicer, the evaluation of the potential termination and/or the actual termination of the Master Servicer and the appointment of a successor master servicer and (ii) all Master Servicing Transfer Costs) are not fully and timely reimbursed by the terminated master servicer, then (a) the successor master servicer shall deduct such amounts from any amounts that it otherwise would have paid to the predecessor master servicer in reimbursement of outstanding Advances, and the successor master servicer shall reimburse itself and the Trustee for any unreimbursed costs and expenses, and (b) if the Trustee is not required to be reimbursed by the Master Servicer or if such costs and expenses are not satisfied pursuant to clause (a) within 90 days, then the Trustee and the successor master servicer shall be entitled to reimbursement of such costs and expenses from the Distribution Account, subject to the limitations described in clause (C) of the definition of Available Distribution Amount.

Section 6.15 Additional Remedies of Trustee Upon Event of Default.

During the continuance of any Event of Default, so long as such Event of Default shall not have been remedied, the Trustee, in addition to the rights specified in Section 6.14, shall have the right, in its own name and as trustee of the Trust Fund, to take all actions now or hereafter existing at law, in equity or by statute to enforce its rights and remedies and to protect the interests, and enforce the rights and remedies, of the Certificateholders (including the institution and prosecution of all judicial, administrative and other proceedings and the filing of proofs of claim and debt in connection therewith). Except as otherwise expressly provided in this Agreement, no remedy provided for by this Agreement shall be exclusive of any other remedy, and each and every remedy shall be cumulative and in addition to any other remedy, and no delay or omission to exercise any right or remedy shall impair any such right or remedy or shall be deemed to be a waiver of any Event of Default.

Section 6.16 Waiver of Defaults.

More than 50% of the Aggregate Voting Interests of the Certificateholders may waive any event of default of a Servicer or the Servicing Administrator under the related Servicing Agreement or Event of Default by the Master Servicer in the performance of its obligations hereunder, except that a default in the making of any Advances or any required deposit to the Distribution Account that would result in a failure of the Paying Agent to make any required payment of principal of or interest on the Certificates may only be waived with the consent of 100% of the Certificateholders. Upon any such waiver of a past default, such default shall cease to exist, and any event of default under a Servicing Agreement or Event of Default hereunder arising therefrom shall be deemed to have been remedied for every purpose of the related Servicing Agreement and/or this Agreement, as applicable. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon except to the extent expressly so waived.

Section 6.17   Notification to Holders.

Upon termination of the Master Servicer or appointment of a successor to the Master Servicer, in each case as provided herein, the Trustee (i) so long as the Master Servicer and the Securities Administrator are not the same Person, shall promptly notify the Securities Administrator in writing, and (ii) shall promptly mail notice thereof by first class mail to the Certificateholders at their respective addresses appearing on the Certificate Register. The Trustee shall also, within 45 days after the date when a Responsible Officer of the Trustee has actual knowledge of the occurrence of any Event of Default, give written notice thereof to the Securities Administrator and the Certificateholders, unless such Event of Default shall have been cured or waived prior to the issuance of such notice and within such 45-day period.

Section 6.18   Directions by Certificateholders and Duties of Trustee During Event of Default.

Subject to the provisions of Sections 6.16 and 8.01 hereof, during the continuance of any Event of Default, Holders of Certificates evidencing not less than 25% of the Class Principal Amount (or Percentage Interest) of each Class of Certificates affected thereby may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Agreement; *provided, however,* that the Trustee shall be under no obligation to pursue any such remedy, or to exercise any of the trusts or powers vested in it by this Agreement (including, without limitation, (i) the conducting or defending of any administrative action or litigation hereunder or in relation hereto and (ii) the terminating of the Master Servicer or any successor master servicer from its rights and duties as Master Servicer hereunder) at the request, order or direction of any of the Certificateholders, unless such Certificateholders shall have offered to the Trustee reasonable security or indemnity against the cost, expenses and liabilities which may be incurred therein or thereby; and, *provided further*, that, subject to the provisions of Section 8.01, the Trustee shall have the right to decline to follow any such direction if the Trustee, in accordance with an Opinion of Counsel, (a) determines that the action or proceeding so directed may not lawfully be taken or (b) in good faith determines that the action or proceeding so directed would involve it in personal liability for which it is not indemnified to its satisfaction or be unjustly prejudicial to the non-assenting Certificateholders.

Section 6.19   Action Upon Certain Failures of the Master Servicer and Upon Event of Default.

In the event that a Responsible Officer of the Trustee shall have actual knowledge of any action or inaction of the Master Servicer that would become an Event of Default upon the Master Servicer's failure to remedy the same after notice, the Trustee shall give prompt written notice thereof to the Master Servicer.

Section 6.20   Preparation of Tax Returns and Other Reports.

(a)   The Securities Administrator shall prepare or cause to be prepared on behalf of the Trust Fund, based upon information calculated in accordance with this Agreement pursuant to instructions given by the Depositor, and the Securities Administrator shall file federal tax returns, all in accordance with Article X hereof and, with respect to the Exchangeable Subtrust, in accordance with Article III. If the Securities Administrator is notified in writing that a state tax return or other return is required, then, at the sole expense of the Trust Fund, the Securities Administrator shall prepare and file such state income tax returns and such other returns as may be required by applicable law relating to the Trust Fund, and, if required by state law, and shall file any other documents to the extent required by applicable state tax law (to the extent such documents are in the Securities Administrator's possession). The Securities Administrator shall forward copies to the Depositor of all such returns and Form 1099 supplemental tax information and such other information within the control of the Securities Administrator as the Depositor may reasonably request in writing, and shall distribute to each Certificateholder such forms and furnish such information within the control of the Securities Administrator as are required by the Code and the REMIC Provisions to be furnished to them, and will prepare and distribute to Certificateholders Form 1099 (supplemental tax information) (or otherwise furnish information within the control of the Securities Administrator) to the extent required by applicable law. The Master Servicer will indemnify the Securities Administrator and the Trustee for any liability of or assessment against the Securities Administrator and the Trustee, as applicable, resulting from any error in any of such tax or information returns directly resulting from errors in the information provided by such Master Servicer.

(b)   The Securities Administrator shall prepare and file with the Internal Revenue Service ("IRS"), on behalf of the Trust Fund and each REMIC created hereunder, an application for an employer identification number on IRS Form SS-4 or by any other acceptable method. The Securities Administrator shall also file a Form 8811 as required. The Securities Administrator, upon receipt from the IRS of the Notice of Taxpayer Identification Number Assigned, shall upon request promptly forward a copy of such notice to the Depositor. The Securities Administrator shall furnish any other information that is required by the Code and regulations thereunder to be made available to the Certificateholders. The Master Servicer shall cause each Servicer to provide the Securities Administrator with such information as is necessary for the Securities Administrator to prepare such reports.

Section 6.21   Reporting to the Commission.

Each of Form 10-D and Form 10-K requires the registrant to indicate (by checking "yes" or "no") that it "(1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days." The Depositor hereby represents to the Securities Administrator that the Depositor has filed all such required reports during the preceding 12 months and that it has been subject to such filing requirement for the past 90 days. The Depositor shall notify the Securities Administrator in writing, no later than the fifth calendar day after the related Distribution Date with respect to the filing of a report on Form 10-D and no later than March 15th with respect to the filing of a report on Form 10-K, if the answer to the questions should be "no." The Securities Administrator shall be entitled to rely on such representations in preparing and/or filing any such report.

(a)   Reports Filed on Form 10-D and Form ABS-EE.

(i)   Within 15 days after each Distribution Date (subject to permitted extensions under the Exchange Act), the Securities Administrator shall prepare and file on behalf of the Trust Fund any Form 10-D and Form ABS-EE required by the Exchange Act, in form and substance as required by the Exchange Act. The Securities Administrator shall file each Form 10-D with a copy of the related Distribution Date Statement attached thereto. Any disclosure in addition to the Distribution Date Statement that is required to be included on Form 10-D ("Additional Form 10-D Disclosure") shall be reported by the parties set forth on Exhibit L hereto to the Depositor and the Securities Administrator and reviewed and approved or disapproved by the Depositor pursuant to the following paragraph and the Securities Administrator will have no duty or liability for any failure hereunder to determine or prepare any Additional Form 10-D Disclosure, except as set forth in the next paragraph.

(ii)   The Securities Administrator shall also include in each Form 10-D any request received during the applicable reporting period from any Certificate Owner to communicate with other Certificate Owners exercising their rights under this Agreement. Such disclosure regarding the request to communicate shall include the name of the Certificate Owner making the request, the date the request was received, a statement to the effect that the Securities Administrator received a request from such Certificate Owner, stating that such Certificate Owner is interested in communicating with other Certificate Owners with regard to the possible exercise of rights under this Agreement, and a description of the method other Owners may use to contact the requesting Certificate Owner. The Securities Administrator may require any such Certificate Owner to provide written certification of its beneficial ownership of Certificates and one other form of documentation such as a trade confirmation, an account statement, a letter from a broker or dealer or similar document. Certificate Owners shall be instructed to direct such requests to:

[Insert name and address of Securities Administrator]
Attention: Sequoia Mortgage Trust Series [   ] Form 10-D Communication Request

The Securities Administrator shall be reimbursed from the Trust Fund for its expenses, if any, incurred in connection with any investor communication request, subject to the limitation in clause (C) of the definition of Available Distribution Amount.

(iii)   As set forth on Exhibit L hereto, within 5 calendar days after the related Distribution Date, (1) the parties set forth thereon shall be required to provide to the Securities Administrator and the Depositor, to the extent known by a Responsible Officer thereof, in EDGAR-compatible form, or in such other form as otherwise agreed upon by the Securities Administrator and such party, the form and substance of any Additional Form 10-D Disclosure, if applicable together with an additional disclosure notification in the form of Exhibit I hereto (an "Additional Disclosure Notification") and (2) the Depositor will approve, as to form and substance, or disapprove, as the case may be, the inclusion of the Additional Form 10-D Disclosure on Form 10-D. The Depositor will be responsible for any reasonable fees and expenses assessed or incurred by the Securities Administrator in connection with including any Additional Form 10-D Disclosure on Form 10-D pursuant to this paragraph.

(iv)   After preparing the Form 10-D, the Securities Administrator shall forward electronically a copy of the Form 10-D to the Depositor for review. The Securities Administrator will provide a copy of the Form 10-D to the Depositor by the 11th calendar day after the related Distribution Date. On the 12th calendar day after the related Distribution Date, the Depositor will provide any changes or approval to the Securities Administrator (which may be furnished electronically). In the absence of receipt of any written changes or approval, the Securities Administrator shall be entitled to assume that such Form 10-D is in final form and the Securities Administrator may proceed with the filing of the Form 10-D. No later than the 13th calendar day after the related Distribution Date, a duly authorized representative of the Depositor shall sign the Form 10-D and return an electronic or fax copy of such signed Form 10-D (with an original executed hard copy to follow by overnight mail) to the Securities Administrator. If a Form 10-D cannot be filed on time or if a previously filed Form 10-D needs to be amended, the Securities Administrator will follow the procedures set forth in subsection (d)(ii) of this Section 6.21. Promptly (but no later than 1 Business Day) after filing with the Commission, the Securities Administrator will make available on its internet website a final executed copy of each Form 10-D prepared and filed by the Securities Administrator. Each party to this Agreement acknowledges that the performance by the Securities Administrator of its duties under this Section 6.21(a) related to the timely preparation and filing of Form 10-D is contingent upon such parties strictly observing all applicable deadlines in the performance of their duties. The Securities Administrator shall not have any liability for any loss, expense, damage or claim arising out of or with respect to any failure to properly prepare, execute and/or timely file such Form 10-D, where such failure results from the Securities Administrator's inability or failure to obtain or receive, on a timely basis, any information from any other party needed to prepare, arrange for execution or file such Form 10-D, not resulting from its own negligence, bad faith or willful misconduct.

(b)   Reports Filed on Form 10-K.

(i)   On or prior to the 90th day after the end of each fiscal year of the Trust Fund or such earlier date as may be required by the Exchange Act (the "10-K Filing Deadline") (it being understood that the fiscal year for the Trust Fund ends on December 31st of each year), commencing in March 20__, the Securities Administrator shall prepare and file on behalf of the Trust Fund any Form 10-K required by the Exchange Act, in form and substance as required by the Exchange Act. Each such Form 10-K shall include the following items, in each case to the extent they have been delivered to the Securities Administrator within the applicable time frames set forth in this Agreement, the Custodial Agreement and the applicable Servicing Agreement, (1) the Item 1123 Certificate for each Servicer, each Additional Servicer, the Master Servicer, the Servicing Administrator and the Securities Administrator as described under Section 6.22, (2)(A) the Assessment of Compliance with servicing criteria for each Servicer, the Custodian, each Servicing Function Participant, the Master Servicer, the Servicing Administrator, the Securities Administrator and any Servicing Function Participant engaged by such parties (each, a "Reporting Servicer"), as described under Section 6.23 and the Custodial Agreement and (B) if any Reporting Servicer's Assessment of Compliance identifies any material instance of noncompliance, disclosure identifying such instance of noncompliance, or if any Reporting Servicer's Assessment of Compliance is not included as an exhibit to such Form 10-K, disclosure that such report is not included and an explanation why such report is not included, (3)(A) the Accountant's Attestation for each Reporting Servicer, as described under Section 6.24 and (B) if any Accountant's Attestation identifies any material instance of noncompliance, disclosure identifying such instance of noncompliance, or if any such Accountant's Attestation is not included as an exhibit to such Form 10-K, disclosure that such report is not included and an explanation why such report is not included, and (4) the certification required under Rule 13a-14(d) and 15d-14(d) under the Exchange Act executed by the Depositor (provided, however, that the Securities Administrator, at its discretion, may omit from the Form 10-K any annual compliance statement, Assessment of Compliance or Accountant's Attestation that is not required to be filed with such Form 10-K pursuant to Regulation AB). Any disclosure or information in addition to (1) through (4) above that is required to be included on Form 10-K ("Additional Form 10-K Disclosure") shall be reported by the parties set forth on Exhibit M hereto to the Depositor and the Securities Administrator and reviewed and approved or disapproved by the Depositor pursuant to the following paragraph and the Securities Administrator will have no duty or liability for any failure hereunder to determine or prepare any Additional Form 10-K Disclosure, except as set forth in the next paragraph.

(ii)   As set forth on Exhibit M hereto, no later than March 15 following each fiscal year that the Trust Fund is subject to the Exchange Act reporting requirements, commencing in March 20__, (1) the parties set forth on Exhibit M shall be required to provide to the Securities Administrator and the Depositor, to the extent known by a Responsible Officer thereof, a notice in the form of Exhibit I hereto, along with, in EDGAR-compatible form, or in such other form as otherwise agreed upon by the Securities Administrator and such party, the form and substance of any Additional Form 10-K Disclosure, if applicable, together with any applicable Additional Disclosure Notification and (2) the Depositor will approve, as to form and substance, or disapprove, as the case may be, the inclusion of the Additional Form 10-K Disclosure or information in the Additional Disclosure Notification on Form 10-K. The Depositor will be responsible for any reasonable fees and expenses assessed or incurred by the Securities Administrator in connection with including any Additional Form 10-K Disclosure or information from the Additional Disclosure Notification in Form 10-K pursuant to this paragraph.

(iii)   After preparing the Form 10-K, the Securities Administrator shall forward electronically a copy of the Form 10-K to the Depositor for review. Within three (3) business days of receipt, but in no event later than March 25, the Depositor shall notify the Securities Administrator in writing (which may be furnished electronically) of any changes to or approval of such Form 10-K. In the absence of any written changes or approval, the Securities Administrator shall be entitled to assume that such Form 10-K is in final form. No later than the close of business on the 4th Business Day prior to the 10-K Filing Deadline, a senior officer in charge of securitization of the Depositor shall sign the Form 10-K and related certifications required under the Exchange Act and return an electronic or fax copy of such documents (with an original executed hard copy to follow by overnight mail) to the Securities Administrator. If a Form 10-K cannot be filed on time or if a previously filed Form 10-K needs to be amended, the Securities Administrator will follow the procedures set forth in Section 6.21(d). Promptly (but no later than 1 Business Day) after filing with the Commission, the Securities Administrator will make available on its internet website a final executed copy of each Form 10-K prepared and filed by the Securities Administrator. The parties to this Agreement acknowledge that the performance by the Securities Administrator of its duties under this Section 6.21(b) related to the timely preparation and filing of Form 10-K is contingent upon such parties (and the Custodian, the Servicers and any Additional Servicer or Servicing Function Participant) strictly observing all applicable deadlines in the performance of their duties. The Securities Administrator shall not have any liability for any loss, expense, damage or claim arising out of or with respect to any failure to properly prepare and/or timely file such Form 10-K, where such failure results from the Securities Administrator's inability or failure to obtain or receive, on a timely basis, any information from any other party needed to prepare, arrange for execution or file such Form 10-K, not resulting from its own negligence, bad faith or willful misconduct.

(c)   Reports Filed on Form 8-K.

(i)   Within four (4) Business Days after the occurrence of an event requiring disclosure on Form 8-K (each such event, a "Reportable Event"), and if requested by the Depositor, the Securities Administrator shall prepare and file on behalf of the Trust Fund any Form 8-K, as required by the Exchange Act, provided that the Depositor shall file the initial Form 8-K in connection with the issuance of the Certificates. Any disclosure or information related to a Reportable Event or that is otherwise required to be included on Form 8-K ("Form 8-K Disclosure Information") shall be reported by the parties set forth on Exhibit N hereto to the Depositor and the Securities Administrator and reviewed and approved or disapproved by the Depositor pursuant to the following paragraph and the Securities Administrator will have no duty or liability for any failure hereunder to determine or prepare any Form 8-K Disclosure Information or any Form 8-K, except as set forth in the next paragraph.

(ii)   As set forth on Exhibit N hereto, for so long as the Trust Fund is subject to the Exchange Act reporting requirements, no later than the end of business (New York City time) on the 2nd Business Day after the occurrence of a Reportable Event (1) the parties to this transaction shall be required to provide to the Securities Administrator and the Depositor, to the extent known by a Responsible Officer thereof, a notice in the form of Exhibit I attached hereto, along with, in EDGAR-compatible form, or in such other form as otherwise agreed upon by the Securities Administrator and such party, the form and substance of any Form 8-K Disclosure Information, if applicable, together with an Additional Disclosure Notification and (2) the Depositor will approve, as to form and substance, or disapprove, as the case may be, the inclusion of the Form 8-K Disclosure Information. The Depositor will be responsible for any reasonable fees and expenses assessed or incurred by the Securities Administrator in connection with including any Form 8-K Disclosure Information on Form 8-K pursuant to this paragraph. The Securities Administrator has no duty under this Agreement to monitor or enforce the performance by the parties listed in Exhibit N of their duties under this paragraph and will not solicit from such parties any Form 8-K Disclosure Notification.

(iii)   After preparing the Form 8-K, the Securities Administrator shall forward electronically a copy of the Form 8-K to the Depositor for review. Promptly, but no later than the close of business on the 3rd Business Day after the Reportable Event, the Depositor shall notify the Securities Administrator in writing (which may be furnished electronically) of any changes to or approval of such Form 8-K. In the absence of receipt of any written changes or approval, the Securities Administrator shall be entitled to assume that such Form 8-K is in final form and the Securities Administrator may proceed with the filing of the Form 8-K. No later than noon (New York City time) on the 4th Business Day after the Reportable Event, a duly authorized officer of the Depositor shall sign the Form 8-K and return an electronic or fax copy of such signed Form 8-K (with an original executed hard copy to follow by overnight mail) to the Securities Administrator. If a Form 8-K cannot be filed on time or if a previously filed Form 8-K needs to be amended, the Securities Administrator will follow the procedures set forth in Section 6.21(d). Promptly (but no later than 1 Business Day) after filing with the Commission, the Securities Administrator will make available on its internet website a final executed copy of each Form 8-K prepared and filed by the Securities Administrator. The parties to this Agreement acknowledge that the performance by the Securities Administrator of its duties under this Section 6.21(c) related to the timely preparation and filing of Form 8-K is contingent upon such parties strictly observing all applicable deadlines in the performance of their duties. The Securities Administrator shall not have any liability for any loss, expense, damage or claim arising out of or with respect to any failure to properly prepare and/or timely file such Form 8-K, where such failure results from the Securities Administrator's inability or failure to obtain or receive, on a timely basis, any information from any other party hereto needed to prepare, arrange for execution or file such Form 8-K, not resulting from its own negligence, bad faith or willful misconduct.

(d)   Delisting; Amendments; Late Filings.

(i)   If the Depositor determines that the requirements for suspension of the Trust Fund's Exchange Act reporting requirements set forth in Rule 15d-22(b) of the Exchange Act and any other applicable regulation are satisfied, it shall so notify the Securities Administrator. Following receipt of such notice, the Securities Administrator shall prepare and file a Form 15 Suspension Notification with respect to the Trust Fund under the Exchange Act (a "Form 15"). Subsequent to the filing of a Form 15, if the Depositor determines that the Trust Fund has once again become subject to the Exchange Act reporting requirements, then it shall promptly notify the Securities Administrator, and the Securities Administrator shall recommence preparing and filing required Exchange Act reports. Prior to January 30 of the following calendar year, the Securities Administrator shall, if directed to do so by the Depositor, in accordance with industry standards, prepare and file a Form 15.

In connection with any direct offering of Certificates by the Depositor, in an offering registered with the Commission, subsequent to the filing of a Form 15 pursuant to the preceding paragraph: (1) the Depositor shall notify the Securities Administrator in writing not less than 10 days prior to the date on which such offering will be made; (2) the Depositor shall cause to be prepared and filed the initial current report on Form 8-K required to be filed in connection with such offering; (3) the Securities Administrator, as directed by the Depositor, shall file a report on Form 10-D for the Distribution Date following the month in which such offering occurs and, thereafter, any reports on forms 8-K, 10-K and 10-D in respect of the Trust Fund as and to the extent required under the Exchange Act, as set forth in this Section (other than the report referred to in clause (2) above); (4) the Depositor shall be responsible for notifying the other parties to the transaction of such offering and that the obligations of such parties to provide information in connection with the Depositor's Exchange Act reporting requirements have been reinstated; and (5) the Depositor shall be responsible for all reasonable fees and expenses incurred by the Securities Administrator in connection with such offering, including its review and approval of any offering document and any amendment to any transaction document made in connection with such offering.

(ii)   In the event that the Securities Administrator is unable to timely file with the Commission all or any required portion of any Form 8-K, 10-D or 10-K required to be filed by this Agreement because required disclosure information was either not delivered to it or delivered to it after the delivery deadlines set forth in this Agreement or for any other reason, the Securities Administrator will promptly, but no later than within one Business Day, notify electronically the Depositor. In the case of Form 10-D and 10-K, the parties to this Agreement will cooperate to prepare and file a Form 12b-25 and a 10-D/A or 10-K/A, as applicable, pursuant to Rule 12b-25 of the Exchange Act. In the case of Form 8-K, the Securities Administrator will, upon receipt of all required Form 8-K Disclosure Information and upon the approval and direction of the Depositor, include such disclosure information on the next Form 10-D. In the event that any previously filed Form 8-K, 10-D or 10-K needs to be amended to include additional disclosure in connection with any additional Form 10-D disclosure (other than for the purpose of restating any Distribution Date Statement), additional Form 10-K or Form 8-K disclosure information, the Securities Administrator will electronically notify the Depositor and the affected parties and the Securities Administrator shall prepare and file, and such parties will cooperate in the preparation and filing of any necessary Form 8-K/A, 10-D/A or 10-K/A. Any Form 15, Form 12b-25 or any amendment to Form 8-K, 10-D or 10-K shall be signed by a senior officer in charge of securitization of the Depositor. The parties to this Agreement acknowledge that the performance by the Securities Administrator of its duties under this Section 6.21(d) related to the timely preparation and filing of a Form 12b-25 or any amendment to Form 8-K, 10-D or 10-K is contingent upon each such party performing its duties under this Section. The Securities Administrator shall have no liability for any loss, expense, damage or claim arising out of or with respect to any failure to properly prepare and/or timely file any such Form 15, Form 12b-25 or any amendments to Forms 8-K, 10-D or 10-K, where such failure results from the Securities Administrator's inability or failure to obtain or receive, on a timely basis, any information from any other party needed to prepare, arrange for execution or file such Form 15, Form 12b-25 or any amendments to Forms 8-K, 10-D or 10-K, not resulting from its own negligence, bad faith or willful misconduct.

Notwithstanding anything to the contrary herein, the Securities Administrator shall not file any Form 8-K, Form 10-D or Form 10-K as to which it has received from the Depositor a notice to the effect that, upon review of the proposed filing, the Depositor does not approve of such filing.

(e)   Sarbanes-Oxley Certification Back-up.

In connection with the annual certification to be delivered by the Depositor pursuant to Rules 13a-14d and 15d-14(d) of the Exchange Act, each Servicer, pursuant to the applicable Servicing Agreement, the Master Servicer and the Securities Administrator shall provide, and each Servicer, pursuant to the applicable Servicing Agreement, the Master Servicer and the Securities Administrator shall cause any Servicing Function Participant engaged by it to provide, to the Depositor, by March 15 following each year in which the Trust Fund is subject to the reporting requirements of the Exchange Act and otherwise within a reasonable period of time upon request, a certification (each, a "Back-Up Certificate"), in the form attached hereto as Exhibit J (or in such other form attached to the applicable Servicing Agreement), upon which the Depositor and its officers, directors and Affiliates can reasonably rely. In the event that a Servicer, the Master Servicer, the Securities Administrator or any Servicing Function Participant engaged by any such party is terminated or resigns pursuant to the terms of this Agreement, any Servicing Agreement or any applicable sub-servicing agreement, as the case may be, such party shall provide a Back-Up Certificate to the Depositor pursuant to this Section 6.21(e) with respect to the period of time it was subject to this Agreement, such Servicing Agreement or any applicable sub-servicing agreement, as the case may be.

The Master Servicer shall enforce any obligation of the Servicers, to the extent set forth in the related Servicing Agreement, to deliver to the Master Servicer the Back-Up Certificate as may be required pursuant to such Servicing Agreement.

Section 6.22   Annual Statements of Compliance.

(a)   The Master Servicer, the Securities Administrator, the Servicing Administrator and each Servicer shall deliver or otherwise make available (and the Master Servicer, the Securities Administrator, the Servicing Administrator and each Servicer shall cause any Additional Servicer engaged by it to deliver or otherwise make available) to the Depositor, the Trustee and the Securities Administrator on or before March 1 of each year, commencing in March 20__, an Officer's Certificate (an "Item 1123 Certificate") stating, as to the signer thereof, that (A) a review of such party's activities during the preceding calendar year or portion thereof and of such party's performance under this Agreement, or such other applicable agreement in the case of an Additional Servicer, has been made under such officer's supervision and (B) to the best of such officer's knowledge, based on such review, such party has fulfilled all its obligations under this Agreement, the applicable Servicing Agreement or such other applicable agreement in the case of an Additional Servicer, in all material respects throughout such year or portion thereof, or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof. Promptly after receipt of each such Item 1123 Certificate, the Depositor shall review such Item 1123 Certificate and, if applicable, consult with each such party, as applicable, as to the nature of any failures by such party, in the fulfillment of any of such party's obligations hereunder or, in the case of an Additional Servicer, under such other applicable agreement.

(b)   In the event the Master Servicer, the Securities Administrator or any Additional Servicer engaged by any such party is terminated or resigns pursuant to the terms of this Agreement, or any applicable agreement in the case of an Additional Servicer, as the case may be, such party shall provide an Item 1123 Certificate pursuant to this Section 6.22 or as required under such other applicable agreement, as the case may be, notwithstanding any such termination, assignment or resignation.

(c)   The Master Servicer shall enforce any obligation of any Servicer and the Servicing Administrator, to the extent set forth in the related Servicing Agreement, to deliver to the Depositor an Item 1123 Certificate.

Section 6.23   Annual Assessments of Compliance.

(a)   On or before March 1 of each calendar year, commencing in March 20__, the Master Servicer, the Servicing Administrator, the Securities Administrator, the Custodian and each Servicer, each at its own expense, shall furnish or otherwise make available, and each such party shall cause any Servicing Function Participant engaged by it to furnish or otherwise make available, each at its own expense, to the Securities Administrator, the Trustee and the Depositor, a report on an assessment of compliance with the Relevant Servicing Criteria (an "Assessment of Compliance") that contains:

(A) a statement by such party of its responsibility for assessing compliance with the Relevant Servicing Criteria,

(B) a statement that such party used the Relevant Servicing Criteria to assess compliance with the Relevant Servicing Criteria,

(C) such party's Assessment of Compliance with the Relevant Servicing Criteria as of and for the fiscal year covered by the Form 10-K required to be filed pursuant to Section 6.21(b) including, if there has been any material instance of noncompliance with the Relevant Servicing Criteria,

(i) a discussion of each such failure and the nature and status thereof,

(ii) in the case of the Master Servicer, the Servicing Administrator, the Securities Administrator and the Custodian, disclosure for inclusion in any Form 10-K that will be prepared and filed for the Trust Fund pursuant to Section 6.21(b) of this Agreement describing whether the noncompliance that led to the determination that there was a material instance of noncompliance with relevant servicing for such party's platform involved the Trust Fund, without regard to whether such noncompliance involving the Trust Fund resulted in the disclosure of material noncompliance pursuant to Item 1123 of Regulation AB, and

(iii) in the case of each Servicer such other information as is required under the terms of the applicable Servicing Agreement, and

(D) a statement that a registered public accounting firm has issued an Accountant's Attestation on such party's Assessment of Compliance with the Relevant Servicing Criteria as of and for such period.

(b)   No later than the end of each fiscal year for the Trust Fund for which a 10-K is required to be filed, each Servicer, the Servicing Administrator and the Master Servicer shall each forward to the Securities Administrator the name of each Servicing Function Participant engaged by it and what Relevant Servicing Criteria will be addressed in the Assessment of Compliance prepared by such Servicing Function Participant (provided, however, that the Master Servicer need not provide such information to the Securities Administrator so long as the Master Servicer and the Securities Administrator are the same Person). When the Master Servicer, each Servicer and the Servicing Administrator (or any Servicing Function Participant engaged by them) submit their Assessments of Compliance to the Securities Administrator, such parties will also at such time include the Assessments of Compliance (and Accountant's Attestation), pursuant to Sections 6.23 and 6.24, of each Servicing Function Participant engaged by it.

(c)   Promptly after receipt of each Assessment of Compliance, (i) the Depositor shall review each such report and, if applicable, consult with the Master Servicer, the Servicing Administrator, the Securities Administrator, a Servicer, the Custodian and any Servicing Function Participant engaged by such parties as to the nature of any material instance of noncompliance with the Relevant Servicing Criteria by each such party, and (ii) the Securities Administrator shall confirm that the Assessments of Compliance, taken individually, address the Relevant Servicing Criteria for each party as set forth on Exhibit K or the applicable exhibit to each Servicing Agreement in respect of each Servicer and the Servicing Administrator and notify the Depositor of any exceptions.

(d)   In the event the Master Servicer, the Securities Administrator or any Servicing Function Participant engaged by any such party is terminated, assigns its rights and obligations under or resigns pursuant to, the terms of this Agreement, or any other applicable agreement, as the case may be, such party shall provide an Assessment of Compliance pursuant to this Section 6.23, or to such other applicable agreement, notwithstanding any termination, assignment or resignation.

(e)   The Master Servicer shall enforce any obligation of the Servicers, the Servicing Administrator and the Custodian, to the extent set forth in the related Servicing Agreement or the Custodial Agreement, as applicable, to deliver to the Master Servicer an Assessment of Compliance within the time frame set forth in, and in such form and substance as may be required pursuant to, the related Servicing Agreement or the Custodial Agreement, as applicable. The Master Servicer shall include all Assessments of Compliance received by it from the Servicers, the Servicing Administrator and the Custodian with its own Assessment of Compliance to be submitted to the Securities Administrator pursuant to this Section.

(f)   The obligations of each party to provide assessments of compliance and attestations under this Section 6.23 and Section 6.24 shall terminate upon the filing of a Form 15 suspension notice on behalf of the Trust Fund, but shall become effective after such a filing if the Trust Fund is required to continue to file reports under the Exchange Act as contemplated in Section 6.21(d)(i).

Section 6.24   Accountant's Attestation.

(a)   On or before March 1 of each calendar year, commencing in 20__, the Master Servicer, the Servicing Administrator, the Securities Administrator, the Custodian and each Servicer, each at its own expense, shall cause, and each such party shall cause any Servicing Function Participant engaged by it to cause, each at its own expense, a registered public accounting firm (which may also render other services to the Master Servicer, the Servicing Administrator, the Securities Administrator, a Servicer or such other Servicing Function Participants, as the case may be) and that is a member of the American Institute of Certified Public Accountants to furnish a report (the "Accountant's Attestation") to the Securities Administrator and to the Depositor, to the effect that (i) it has obtained a representation regarding certain matters from the management of such party, which includes an assertion that such party has complied with the Relevant Servicing Criteria, and (ii) on the basis of an examination conducted by such firm in accordance with standards for attestation engagements issued or adopted by the PCAOB, it is expressing an opinion as to whether such party's compliance with the Relevant Servicing Criteria was fairly stated in all material respects, or it cannot express an overall opinion regarding such party's Assessment of Compliance with the Relevant Servicing Criteria. In the event that an overall opinion cannot be expressed, such registered public accounting firm shall state in such report why it was unable to express such an opinion. Such report must be available for general use and not contain restricted use language.

(b)   Promptly after receipt of each Accountant's Attestation from the Master Servicer, each Servicer, the Servicing Administrator, the Securities Administrator, the Custodian or any Servicing Function Participant engaged by such parties, (i) the Depositor shall review such reports and, if applicable, consult with such parties as to the nature of any defaults by such parties, in the fulfillment of any of each such party's obligations hereunder or under any other applicable agreement, and (ii) the Securities Administrator shall confirm that each Assessment of Compliance is coupled with an Accountant's Attestation meeting the requirements of this Section and notify the Depositor of any exceptions.

(c)   The Master Servicer shall include each Accountant's Attestation furnished to it by the Servicers, the Servicing Administrator and the Custodian with its own Accountant's Attestation to be submitted to the Securities Administrator pursuant to this Section.

(d)   In the event the Master Servicer, the Servicing Administrator, the Securities Administrator, the Custodian, any Servicer or any Servicing Function Participant engaged by any such party, is terminated, assigns its rights and duties under, or resigns pursuant to the terms of, this Agreement, the Custody Agreement or a Servicing Agreement, as the case may be, such party shall at its own expense cause a registered public accounting firm to provide an Accountant's Attestation pursuant to this Section 6.24, or other applicable agreement, notwithstanding any such termination, assignment or resignation.

(e)   The Master Servicer shall enforce any obligation of the Servicers, the Servicing Administrator and the Custodian, to the extent set forth in the related Servicing Agreement and the Custodial Agreement, as applicable, to deliver to the Master Servicer an Assessment of Compliance within the timeframe set forth in, and in such form and substance as may be required pursuant to, the related Servicing Agreement or the Custodial Agreement, as applicable.

Section 6.25   Intention of the Parties and Interpretation; Indemnification.

Each of the parties acknowledges and agrees that the purpose of Sections 6.21, 6.22, 6.23 and 6.24 of this Agreement is to facilitate compliance by the Depositor with the provisions of Regulation AB promulgated by the Commission under the Exchange Act (17 C.F.R. §§ 229.1100 - 229.1123), as such may be amended from time to time and subject to such clarification and interpretive advice as may be issued by the staff of the Commission from time to time. Therefore, each of the parties agrees that (a) the obligations of the parties hereunder shall be interpreted in such a manner as to accomplish that purpose, (b) the parties' obligations hereunder will be supplemented and modified as necessary to be consistent with any such amendments, interpretive advice or guidance, convention or consensus among active participants in the asset-backed securities markets, advice of counsel, or otherwise in respect of the requirements of Regulation AB, (c) each party shall comply with the reasonable requests made by the Depositor for delivery of such additional or different information as the Depositor may determine in good faith is necessary to comply with the provisions of Regulation AB, which information is available to such party without unreasonable effort or expense and within such timeframe as may be reasonably requested, and (d) no amendment of this Agreement shall be required to effect any such changes in the parties' obligations as are necessary to accommodate evolving interpretations of the provisions of Regulation AB.

Each of the Master Servicer, the Securities Administrator, the Custodian and any Servicing Function Participant engaged by any such party shall indemnify and hold harmless the Depositor and its Affiliates and each of their directors, officers, employees, agents, and affiliates from and against any and all claims, losses, damages, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments and other costs and expenses arising out of or based upon (a) any breach by such party of any of its obligations hereunder, including particularly its obligations to provide any Statement of Compliance, Assessment of Compliance or Accountant's Attestation required under Sections 6.22, 6.23 and 6.24, respectively, or any information, data or materials required to be included in any Exchange Act report or (b) any material misstatement or material omission in any Statement of Compliance, Assessment of Compliance, Accountant's Attestation delivered by it or by any Servicing Function Participation engaged by it pursuant to this Agreement or any Additional Form 10-D Disclosure, Additional Form 10-K Disclosure or Form 8-K Disclosure concerning such party. If the indemnification provided for herein is unavailable or insufficient to hold harmless the Depositor or its Affiliates, as the case may be, then each such party agrees that it shall contribute to the amount paid or payable by the Depositor and its Affiliates, as applicable, as a result of any claims, losses, damages or liabilities incurred by such party, in such proportion as is appropriate to reflect the relative fault of the indemnified party on the one hand and the indemnifying party on the other. This indemnification shall survive the termination of this Agreement or the termination of any party to this Agreement.

ARTICLE VII

PURCHASE OF MORTGAGE LOANS AND TERMINATION OF THE TRUST FUND

Section 7.01   Purchase of Mortgage Loans; Termination of Trust Fund Upon Purchase or Liquidation of All Mortgage Loans.

(a)   The respective obligations and responsibilities of the Trustee, the Securities Administrator, the Asset Representations Reviewer and the Master Servicer created hereby (other than the obligation of the Securities Administrator to make payments to the Certificateholders as set forth in Section 7.02), shall terminate on the earliest of (i) the final payment or other liquidation of the last Mortgage Loan remaining in the Trust Fund and the disposition of all REO Property, (ii) the distribution of proceeds in connection with the exercise of the Clean-up Call and (iii) the Distribution Date immediately following the Latest Possible Maturity Date; *provided, however*, that in no event shall the Trust Fund created hereby continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the Court of St. James's, living on the date hereof. Any termination of the Trust Fund shall be carried out in such a manner so that the termination of each REMIC included therein shall qualify as a "qualified liquidation" under the REMIC Provisions.

(b)   In connection with an exercise of the Clean-up Call, the Trustee, as directed by the Securities Administrator, shall cause each REMIC to adopt a plan of complete liquidation by complying with the provisions of Section 7.03.

(c)   The Depositor, the Master Servicer, each Servicer, the Servicing Administrator, the Securities Administrator, the Trustee, the Asset Representations Reviewer and the Custodian shall be paid or reimbursed from the Clean-up Call Price for any Advances, Servicing Advances, accrued and unpaid Servicing Fees (including, in the case of Mortgage Loans serviced by [20% Servicer], any accrued and unpaid Servicing Administrator Fees allocable therefrom), Master Servicing Fees, Securities Administrator Fees, Trustee Fees, Custodian Fees and any unpaid expenses or indemnification amounts or other amounts with respect to the related Mortgage Loans that are payable or reimbursable to such parties under this Agreement, the related Servicing Agreement or the Custodial Agreement prior to distributions to any Certificateholder.

(d)   On any date on which the Aggregate Stated Principal Balance or, in the case of any Stop Advance Mortgage Loan, the Unpaid Principal Balance is less than ten percent (10%) of the Aggregate Stated Principal Balance as of the Cut-off Date, the Master Servicer may terminate the Trust Fund by purchasing all of the Mortgage Loans and all property acquired in respect of any Mortgage Loan for the Clean-up Call Price. The Master Servicer shall provide to the Securities Administrator not less than thirty (30) days prior written notice of its intent to exercise its purchase and termination right under this Section 7.01(d) and comply with the requirements of this Article VII to effect a "qualified liquidation" under the REMIC Provisions. The Depositor, the Securities Administrator and the Trustee hereby consent to any such exercise.

Section 7.02   Procedure Upon Redemption and Termination of Trust Fund.

(a)   If on any Determination Date the Master Servicer determines that there are no outstanding Mortgage Loans, and no other funds or assets in the Trust Fund other than the funds in the Master Servicer Collection Account or the Distribution Account, the Master Servicer shall direct the Securities Administrator promptly to send a final distribution notice to each Certificateholder. Such notice shall specify (A) the Distribution Date upon which final distribution on the Certificates of all amounts required to be distributed to Certificateholders pursuant to Section 5.02 will be made upon presentation and surrender of the Certificates at the Certificate Registrar's Corporate Trust Office, and (B) that the Record Date otherwise applicable to such Distribution Date is not applicable, distribution being made only upon presentation and surrender of the Certificates at the office or agency of the Certificate Registrar therein specified. The Securities Administrator shall give such notice to the Trustee, the Master Servicer and the Certificate Registrar at the time such notice is given to Holders of the Certificates. Upon any such termination, the duties of the Certificate Registrar with respect to the Certificates shall terminate.

Upon termination of the Trust Fund, the Securities Administrator shall terminate, or request the Master Servicer to terminate, the Master Servicer Collection Account, the Distribution Account and any other account or fund maintained with respect to the Certificates, subject to the Securities Administrator's obligation hereunder to hold all amounts payable to Certificateholders in trust without interest pending such payment.

(b)   In the event that all of the Holders do not surrender their Certificates for cancellation within three months after the time specified in the termination notice, the Securities Administrator shall give a second written notice to the remaining Certificateholders to surrender their Certificates for cancellation and receive the final distribution with respect thereto. If within one year after the second notice any Certificates shall not have been surrendered for cancellation, the Securities Administrator may take appropriate steps to contact the remaining Certificateholders concerning surrender of such Certificates, and the cost thereof shall be paid out of the amounts distributable to such Holders. If within two years after the second notice any Certificates shall not have been surrendered for cancellation, the Securities Administrator shall, subject to applicable state law relating to escheatment, hold all amounts distributable to such Holders for the benefit of such Holders. No interest shall accrue on any amount held by the Securities Administrator and not distributed to a Certificateholder due to such Certificateholder's failure to surrender its Certificate(s) for payment of the final distribution thereon in accordance with this Section.

(c)   Any reasonable expenses incurred by the Securities Administrator or the Trustee in connection with any redemption or termination or liquidation of the Trust Fund shall be reimbursed from proceeds received from the liquidation of the Trust Fund.

Section 7.03   Additional Trust Fund Termination Requirements.

(a)   Any termination of the Trust Fund in connection with the Clean-up Call or involving any other sale of assets of the Trust Fund prior to the final payment or other liquidation of the last Mortgage Loan remaining in the Trust Fund shall be effected in accordance with the following additional requirements, unless the Securities Administrator and the Trustee receive an Opinion of Counsel (at the expense of the party exercising any right of termination), addressed to the Securities Administrator and the Trustee to the effect that the failure of the Trust Fund to comply with the requirements of this Section 7.03 will not result in an Adverse REMIC Event:

(i)   Within 89 days prior to the time of the making of the final payment on the Certificates, upon notification that a party intends to exercise its option to cause the termination of the Trust Fund, the Trustee, at the direction of the Securities Administrator, shall adopt a plan of complete liquidation of the Trust Fund on behalf of each REMIC, meeting the requirements of a qualified liquidation under the REMIC Provisions, in the form prepared and provided by the party exercising its termination right in connection with a Clean-up Call or by the Depositor in connection with any other termination of the Trust Fund;

(ii)   Any sale of the Mortgage Loans upon the exercise of a Clean-up Call shall be a sale for cash and shall occur at or after the time of adoption of such a plan of complete liquidation and prior to the time of making of the final payment on or credit to the Certificates, and upon the closing of such a sale, the Trustee shall deliver or cause the Custodian to deliver the Mortgage Loans to the purchaser thereof as instructed by the party exercising the Clean-up Call;

(iii)   On the date specified for final payment of the Certificates, the Securities Administrator shall make final distributions of principal and interest on the Certificates in accordance with Section 5.02 and, after payment of, or provision for payment of any outstanding expenses, distribute or credit, or cause to be distributed or credited, to the Holders of the Residual Certificates all cash on hand after such final payment (other than cash retained to meet claims), and the Trust Fund (and each REMIC) shall terminate at that time; and

(iv)   In no event may the final payment on or credit to the Certificates or the final distribution or credit to the Holders of the Residual Certificates be made after the 89th day from the date on which the plan of complete liquidation is adopted.

(b)   By its acceptance of a Residual Certificate, each Holder thereof hereby agrees to accept the plan of complete liquidation adopted by the Trustee at the direction of the Securities Administrator under this Section and to take such other action in connection therewith as may be reasonably requested by the Securities Administrator or any Servicer.

ARTICLE VIII

RIGHTS OF CERTIFICATEHOLDERS

Section 8.01   Limitation on Rights of Holders.

(a)   The death or incapacity of any Certificateholder shall not operate to terminate this Agreement or the Trust Fund, nor entitle such Certificateholder's legal representatives or heirs to claim an accounting or take any action or proceeding in any court for a partition or winding up of this Trust Fund, nor otherwise affect the rights, obligations and liabilities of the parties hereto or any of them. Except as otherwise expressly provided herein, no Certificateholder, solely by virtue of its status as a Certificateholder, shall have any right to vote or in any manner otherwise control the Trustee, the Master Servicer or the operation and management of the Trust Fund, or the obligations of the parties hereto, nor shall anything herein set forth, or contained in the terms of the Certificates, be construed so as to constitute the Certificateholders from time to time as partners or members of an association, nor shall any Certificateholder be under any liability to any third person by reason of any action taken by the parties to this Agreement pursuant to any provision hereof.

(b)   No Certificateholder, solely by virtue of its status as Certificateholder, shall have any right by virtue of or by availing itself of any provision of this Agreement to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Agreement, unless such Holder previously shall have given to the Trustee a written notice of an Event of Default and of the continuance thereof, as hereinbefore provided, and unless, except as otherwise specified herein, the Holders of Certificates evidencing not less than 25% of the Class Principal Amount or Class Notional Amount (or Percentage Interest) of Certificates of each Class affected thereby shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the cost, expenses and liabilities to be incurred therein or thereby, and the Trustee, for sixty days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding and no direction inconsistent with such written request has been given such Trustee during such sixty-day period by such Certificateholders; it being understood and intended, and being expressly covenanted by each Certificateholder with every other Certificateholder, the Securities Administrator and the Trustee, that no one or more Holders of Certificates shall have any right in any manner whatever by virtue of or by availing itself of any provision of this Agreement to affect, disturb or prejudice the rights of the Holders of any other of such Certificates, or to obtain or seek to obtain priority over or preference to any other such Holder, or to enforce any right under this Agreement, except in the manner herein provided and for the benefit of all Certificateholders. For the protection and enforcement of the provisions of this Section, each and every Certificateholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 8.02   Access to List of Holders; Requests to Communicate.

(a)	If the Trustee is not acting as Certificate Registrar, the Certificate Registrar will furnish or cause to be furnished to the Trustee, within fifteen days after receipt by the Certificate Registrar of a request by the Trustee in writing, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Certificateholders of each Class as of the most recent Record Date.

(b)	If three or more Holders or Certificate Owners (hereinafter referred to as "Applicants") apply in writing to the Certificate Registrar, and such application states that the Applicants desire to communicate with other Holders with respect to their rights under this Agreement or under the Certificates and is accompanied by a copy of the communication which such Applicants propose to transmit, then the Certificate Registrar shall, within five Business Days after the receipt of such application, afford such Applicants reasonable access during the normal business hours of the Certificate Registrar to the most recent list of Certificateholders held by the Certificate Registrar or shall, as an alternative, send, at the Applicants' expense, the written communication proffered by the Applicants to all Certificateholders at their addresses as they appear in the Certificate Register.

(c)	Every Holder or Certificate Owner, if the Holder is a Clearing Agency, by receiving and holding a Certificate, agrees with the Depositor, the Master Servicer, the Securities Administrator, the Certificate Registrar and the Trustee that neither the Depositor, the Master Servicer, the Securities Administrator, the Certificate Registrar nor the Trustee shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Certificateholders hereunder, regardless of the source from which such information was derived.

(d)	Certificate Owners may also submit a request to the Securities Administrator to communicate with other investors relating to exercising rights under this Agreement that will be included in a Form 10-D as provided in Section 6.21.

Section 8.03	Acts of Holders of Certificates.

(a)	Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Agreement to be given or taken by Holders or Certificate Owners, if the Holder is a Clearing Agency, may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and the Securities Administrator and, where expressly required herein, to the Master Servicer. Such instrument or instruments (as the action embodies therein and evidenced thereby) are herein sometimes referred to as an "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agents shall be sufficient for any purpose of this Agreement and conclusive in favor of the Trustee, the Securities Administrator and the Master Servicer, if made in the manner provided in this Section. Each of the Trustee, the Securities Administrator and the Master Servicer shall promptly notify the others of receipt of any such instrument by it, and shall promptly forward a copy of such instrument to the others.

(b)	The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments or deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Whenever such execution is by an officer of a corporation or a member of a partnership on behalf of such corporation or partnership, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the individual executing the same, may also be proved in any other manner which the Trustee or the Securities Administrator deems sufficient.

(c)	The ownership of Certificates (whether or not such Certificates shall be overdue and notwithstanding any notation of ownership or other writing thereon made by anyone other than the Trustee) shall be proved by the Certificate Register, and none of the Trustee, the Securities Administrator, the Master Servicer or the Depositor shall be affected by any notice to the contrary.

(d)   Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Certificate shall bind every future Holder of the same Certificate and the Holder of every Certificate issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done, omitted or suffered to be done by the Trustee, the Securities Administrator or the Master Servicer in reliance thereon, whether or not notation of such action is made upon such Certificate.

ARTICLE IX

ADMINISTRATION AND SERVICING OF MORTGAGE LOANS BY THE MASTER SERVICER; THE ASSET REPRESENTATIONS REVIEWER

Section 9.01   Duties of the Master Servicer; Enforcement of Servicer's and Master Servicer's Obligations.

(a)   The Master Servicer, on behalf of the Trustee and the Certificateholders shall, from and after the Closing Date, monitor the performance of the Servicers and the Servicing Administrator under the Servicing Agreements. In performing its obligations hereunder, the Master Servicer shall act in a manner consistent with Accepted Master Servicing Practices. Furthermore, the Master Servicer shall consult with each Servicer and the Servicing Administrator as necessary from time to time to carry out the Master Servicer's obligations hereunder, shall receive and review all reports, information and other data provided to the Master Servicer by each Servicer and shall enforce the obligation of each Servicer and the Servicing Administrator duly and punctually to perform and observe the covenants, duties, obligations and conditions to be performed or observed by such Servicer or the Servicing Administrator under the related Servicing Agreement. The Master Servicer shall independently and separately monitor each Servicer's servicing activities and the activities of the Servicing Administrator with respect to each related Mortgage Loan in respect of the provisions of the applicable Servicing Agreement, reconcile the reports and other data provided to the Master Servicer pursuant to the previous sentence on a monthly basis based on the Mortgage Loan data provided to the Master Servicer by or on behalf of the Depositor on the Closing Date (upon which data the Master Servicer shall be entitled to rely and with respect to which the Master Servicer shall have no obligation to confirm or verify) and coordinate corrective adjustments to the records of each Servicer and the Master Servicer, and based on such reconciled and corrected information, the Master Servicer shall provide such information to the Securities Administrator as shall be necessary in order for it to prepare the statements specified in Section 4.02, and prepare any other information and statements required to be forwarded by the Master Servicer hereunder. The Master Servicer shall reconcile the results of its Mortgage Loan monitoring with the actual remittances of each Servicer to the Master Servicer Collection Account pursuant to the related Servicing Agreement. The Master Servicer shall, as allowed under each Servicing Agreement, oversee matters relating to the servicing of defaulted Mortgage Loans, including approving certain Mortgage Loan modifications, reviewing environmental reports related to foreclosed Mortgage Properties to determine whether to proceed with a foreclosure, approving certain actions relating to the management of REO Property and approving the release of the original borrower of a Mortgage Loan in connection with Mortgage Loan assumptions. The Master Servicer shall not approve any modification of a Mortgage Loan to extend the maturity date of such Mortgage Loan past the Latest Possible Maturity Date of the Certificates except as required by applicable law or a court order. In its review of the activities of any Servicer and the Servicing Administrator, the Master Servicer may rely upon an Officer's Certificate of such Servicer or the Servicing Administrator (or similar document signed by an officer of such Servicer or the Servicing Administrator), and such Servicer's or the Servicing Administrator's Assessment of Compliance and related Accountant's Attestation or other accountants' report provided to the Master Servicer pursuant to the related Servicing Agreement, with regard to such Servicer's or the Servicing Administrator's compliance with the terms of its Servicing Agreement. Subject to Section 9.08, the Master Servicer shall not be responsible or liable for the day-to-day servicing activities of any Servicer or for any unlawful act or omission, breach, negligence, fraud, willful misconduct or bad faith of any Servicer.

Upon the occurrence of an event that, unless cured, would constitute grounds for termination of a Servicer under the related Servicing Agreement, the Master Servicer shall promptly notify the Trustee and the Depositor thereof, and shall specify in such notice the action, if any, the Master Servicer is taking in respect of such default. So long as any such event of default shall be continuing, the Master Servicer may, and shall, if it determines such action to be in the best interests of Certificateholders, (i) terminate all of the rights and powers of such Servicer pursuant to the applicable provisions of the related Servicing Agreement; (ii) exercise any rights it may have to enforce the related Servicing Agreement against such Servicer; and (iii) waive any such default under such Servicing Agreement or take any other action with respect to such default as is permitted thereunder. Notwithstanding the immediately preceding sentence, if the event of default is the failure of a Servicer or the Servicing Administrator to remit any payment required to be made under the terms of the applicable Servicing Agreement, and such failure continues unremedied for the duration of the applicable grace period, then the Master Servicer shall terminate all of the rights and powers of such Servicer or the Servicing Administrator pursuant to the applicable provisions of the related Servicing Agreement, unless any waiver described under Section 6.16 shall have been obtained; provided that, upon the occurrence of such an event of default by the Servicing Administrator, the Master Servicer may, at its option, terminate all of the rights and powers of [20% Servicer] pursuant to the related Servicing Agreement unless such a waiver has been obtained.

(b)   Upon any termination by the Master Servicer of the rights and powers of a Servicer or the Servicing Administrator pursuant to the related Servicing Agreement, the rights and powers of such Servicer or the Servicing Administrator with respect to the related Mortgage Loans shall vest in the Master Servicer and the Master Servicer shall be the successor in all respects to such Servicer or the Servicing Administrator in its capacity as Servicer or Servicing Administrator with respect to such Mortgage Loans under the related Servicing Agreement, unless or until the Master Servicer shall have appointed, with the consent of the Trustee, such consent not to be unreasonably withheld, a successor to the Servicer or the Servicing Administrator; *provided that*, with respect to the appointment of a successor servicer, in accordance with the applicable provisions of the related Servicing Agreement, such successor servicer shall be a Fannie Mae- or Freddie Mac-approved Person that is a member in good standing of MERS; *provided, further*, that no Trustee consent shall be required if the successor servicer or successor servicing administrator is a Person that was a Servicer on the Closing Date; *provided, further,* that it is understood and agreed by the parties hereto that there will be a period of transition (not to exceed 90 days unless additional time is required to properly protect the assets of the Trust Fund) before the actual servicing functions can be fully transferred to a successor servicer or a successor servicing administrator (including the Master Servicer). Upon appointment of a successor servicer or successor servicing administrator, as authorized under this Section 9.01(b), unless the successor servicer or successor servicing administrator shall have assumed the obligations of the terminated Servicer or the terminated Servicing Administrator, as applicable, under such Servicing Agreement, the Master Servicer, the Trustee and such successor servicer shall enter into a servicing agreement in a form substantially similar to the affected Servicing Agreement or into an agreement with such successor servicing administrator in a form mutually agreed upon by the parties thereto. In connection with any such appointment, the Master Servicer may make such arrangements for the compensation of such successor servicer or successor servicing administrator as it and such successor shall agree. The Master Servicer in its sole discretion shall have the right to agree to compensation of a successor servicer in excess of that permitted to a Servicer under the Servicing Agreements if such increase is, in its good faith and judgment, necessary or advisable to engage a successor servicer. Notwithstanding anything herein to the contrary, in no event shall the Master Servicer be liable for any Servicing Fee or for any differential between the amount of the Servicing Fee paid to the original servicer and the amount necessary to induce any successor servicer to act as successor servicer hereunder. To the extent the successor servicer assumes the obligations of the terminated Servicer under the applicable Servicing Agreement, the Master Servicer may amend such Servicing Agreement to effect such change to the Servicing Fee without the consent of the Certificateholders.

The Master Servicer shall pay the costs of such enforcement (including the termination of any Servicer or the Servicing Administrator, the appointment of a successor servicer or successor servicing administrator or the transfer and assumption of the servicing or the servicing administration by the Master Servicer) at its own expense and shall be reimbursed therefor initially (i) by the terminated Servicer or terminated Servicing Administrator, as applicable, (ii) from a general recovery resulting from such enforcement only to the extent, if any, that such recovery exceeds all amounts due in respect of the related Mortgage Loans, (iii) from a specific recovery of costs, expenses or attorney's fees against the party against whom such enforcement is directed, or (iv) to the extent that such amounts described in (i)-(iii) above are not received by the Master Servicer within 30 days of the Master Servicer's request for reimbursement therefor, from the Trust Fund, as provided in Section 9.04. To the extent the Master Servicer recovers amounts described in (i)-(iii) above subsequent to its reimbursement from the Trust Fund pursuant to (iv) above, then the Master Servicer promptly will reimburse such amounts to the Trust Fund.

If the Master Servicer assumes the servicing or servicing administration with respect to any of the Mortgage Loans, it will not assume liability for the representations and warranties of any Servicer or the Servicing Administrator being replaced or for the errors or omissions of such Servicer or the Servicing Administrator.

(c)   Upon any termination of the rights and powers of any Servicer or the Servicing Administrator pursuant to the applicable Servicing Agreement, the Master Servicer shall promptly notify the Trustee, the Securities Administrator and each Rating Agency through the Rule 17g-5 Information Provider, specifying in such notice that the Master Servicer or any successor servicer or successor servicing administrator, as the case may be, has succeeded the Servicer or the Servicing Administrator, as applicable, under the related Servicing Agreement, which notice shall also specify the name and address of any such successor servicer or successor servicing administrator .

Section 9.02   Assumption of Master Servicing by Trustee.

(a)   In the event the Master Servicer shall for any reason no longer be the Master Servicer (including by reason of any Event of Default under this Agreement), the Trustee shall thereupon, in accordance with the terms of Section 6.14 hereof, assume all of the rights and obligations of such Master Servicer hereunder and under each Servicing Agreement entered into with respect to the Mortgage Loans or shall appoint as a successor master servicer a Fannie-Mae or Freddie Mac-approved servicer that is acceptable to the Depositor and each Rating Agency. The Trustee, its designee or any successor master servicer appointed by the Trustee shall be deemed to have assumed all of the replaced Master Servicer's interest herein and, with respect to each Servicing Agreement, shall be deemed to have assumed all of the replaced Master Servicer's interest therein to the same extent as if such Servicing Agreement had been assigned to the assuming party; *provided* that the replaced Master Servicer shall not thereby be relieved of any liability or obligations of such replaced Master Servicer under such Servicing Agreement accruing prior to its replacement as Master Servicer, and shall be liable to the Trustee or any successor master servicer therefor, and hereby agrees to indemnify and hold harmless the Trustee or any successor master servicer from and against all costs, damages, expenses and liabilities (including reasonable attorneys' fees) incurred by the Trustee or any successor master servicer as a result of such liability or obligations of the replaced Master Servicer and in connection with the Trustee's or such successor master servicer's assumption (but not its performance, except to the extent that costs or liability of the Trustee or any successor master servicer are created or increased as a result of negligent or wrongful acts or omissions of the replaced Master Servicer prior to its replacement as Master Servicer) of the Master Servicer's obligations, duties or responsibilities thereunder.

(b)   The replaced Master Servicer shall, upon request of the Trustee but at the expense of such replaced Master Servicer, deliver to the assuming party all documents and records relating to each Servicing Agreement and the related Mortgage Loans and an accounting of amounts collected and held by it, and otherwise use its best efforts to effect the orderly and efficient transfer of each Servicing Agreement to the assuming party.

Section 9.03   Representations, Warranties and Covenants of the Master Servicer.

(a)   The Master Servicer hereby represents and warrants to the Depositor, the Securities Administrator (to the extent that the Master Servicer and the Securities Administrator are not the same Person), the Asset Representations Reviewer and the Trustee, for the benefit of the Certificateholders, as of the Closing Date that:

(i)   it is validly existing and in good standing as a [   ], and as Master Servicer has full power and authority to transact any and all business contemplated by this Agreement and to execute, deliver and comply with its obligations under the terms of this Agreement, the execution, delivery and performance of which have been duly authorized by all necessary corporate action on the part of the Master Servicer;

(ii)   the execution and delivery of this Agreement by the Master Servicer and its performance and compliance with the terms of this Agreement will not (A) violate the Master Servicer's charter or bylaws, (B) violate any law or regulation or any administrative decree or order to which it is subject or (C) constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material contract, agreement or other instrument to which the Master Servicer is a party or by which it is bound or to which any of its assets are subject, which violation, default or breach would materially and adversely affect the Master Servicer's ability to perform its obligations under this Agreement;

(iii)   this Agreement constitutes, assuming due authorization, execution and delivery hereof by the other respective parties hereto, a legal, valid and binding obligation of the Master Servicer, enforceable against it in accordance with the terms hereof, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws affecting the enforcement of creditors' rights in general, and by general equity principles (regardless of whether such enforcement is considered in a proceeding in equity or at law);

(iv)   the Master Servicer is not in default with respect to any order or decree of any court or any order or regulation of any federal, state, municipal or governmental agency to the extent that any such default would materially and adversely affect its performance hereunder;

(v)   the Master Servicer is not a party to or bound by any agreement or instrument or subject to any charter provision, bylaw or any other corporate restriction or any judgment, order, writ, injunction, decree, law or regulation that may materially and adversely affect its ability as Master Servicer to perform its obligations under this Agreement or that requires the consent of any third person to the execution of this Agreement or the performance by the Master Servicer of its obligations under this Agreement;

(vi)   no litigation is pending or, to the best knowledge of a Responsible Officer of the Master Servicer, threatened against the Master Servicer which would prohibit its entering into this Agreement or performing its obligations under this Agreement;

(vii)   the Master Servicer, or an affiliate thereof the primary business of which is the servicing of conventional residential mortgage loans, is a Fannie Mae- or Freddie Mac-approved seller/servicer;

(viii)   no consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the Master Servicer of or compliance by the Master Servicer with this Agreement or the consummation of the transactions contemplated by this Agreement, except such consents, approvals, authorizations and orders (if any) as have been obtained;

(ix)   the consummation of the transactions contemplated by this Agreement are in the ordinary course of business of the Master Servicer; and

(x)   neither the Master Servicer nor any of its affiliates will have any financial interest in the Certificates as of the Closing Date except as otherwise disclosed in the Prospectus.

(b)   It is understood and agreed that the representations and warranties set forth in this Section shall survive the execution and delivery of this Agreement. In addition to any indemnity required pursuant to Section 6.25 hereof, the Master Servicer shall indemnify the Depositor, the Securities Administrator (to the extent that the Master Servicer and the Securities Administrator are not the same Person) and the Trustee and hold them harmless against any loss, damages, penalties, fines, forfeitures, legal fees and related costs, judgments, and other costs and expenses resulting from any claim, demand, defense or assertion based on or grounded upon, or resulting from, a material breach of the Master Servicer's representations and warranties contained in Section 9.03(a) or any failure by the Master Servicer to deliver any information, report, certification, accountants' letter or other material when and as required under this Agreement. It is understood and agreed that the enforcement of the obligation of the Master Servicer set forth in this Section to indemnify the Depositor, the Securities Administrator and the Trustee as provided in this Section 9.03(b) constitutes the sole remedy (other than as set forth in Section 6.14) of the Depositor, the Securities Administrator and the Trustee, respecting a breach of the foregoing representations and warranties. Such indemnification shall survive any termination of the Master Servicer as Master Servicer hereunder, and any termination of this Agreement.

Any cause of action against the Master Servicer relating to or arising out of the breach of any representations and warranties made in this Section 9.03(b) shall accrue upon discovery of such breach by either the Depositor, the Master Servicer or the Trustee or written notice thereof by any one of such parties to the other parties.

The Master Servicer shall not be responsible for the validity, priority, perfection or sufficiency of the security of the Certificates issued or intended to be issued hereunder.

(c)   The Master Servicer covenants and agrees that it shall not hold or purchase any Certificate if its holding or purchase of such Certificate (or interest therein) would cause the Master Servicer to be required to consolidate any assets of the Trust Fund on its financial statements under U.S. generally accepted accounting principles ("Consolidate" or "Consolidation"). The Master Servicer shall be deemed to have represented by virtue of its purchase or holding of such Certificate (or interest therein) that its holding or purchase of such Certificate (or interest therein) will not cause the Master Servicer to be required to Consolidate any assets of the Trust on its financial statements.

If the Master Servicer's holding or purchase of a Certificate (or interest therein) does in fact cause such Consolidation, then the last preceding transferee that is not required to Consolidate shall be restored, to the extent permitted by law, to all rights and obligations as owner of such Certificate retroactive to the date of such transfer of such Certificate. If the Master Servicer holds or purchases a Certificate (or interest therein) in violation of the restrictions in this Section 9.03(c) and to the extent that the retroactive restoration of the rights of the owner of such Certificate as described in the immediately preceding sentence shall be invalid, illegal or unenforceable, then the Securities Administrator shall have the right, without notice to the owner or any prior owner of such Certificate, to sell such Certificate to a purchaser selected by the Securities Administrator on such terms as the Securities Administrator may choose. The Master Servicer shall promptly endorse and deliver such Certificate in accordance with the instructions of the Securities Administrator. The proceeds of such sale, net of the commissions (which may include commissions payable to the Securities Administrator or its affiliates), expenses and taxes due, if any, shall be remitted by the Securities Administrator to the Master Servicer. The terms and conditions of any sale under this Section 9.03(c) shall be determined in the sole discretion of the Securities Administrator, and the Securities Administrator shall not be liable to any owner of a Certificate as a result of its exercise of such discretion. The Master Servicer shall indemnify and hold harmless the Depositor and the Trust Fund from and against any and all losses, liabilities, claims, costs or expenses incurred by such parties as a result of such holding or purchase by the Master Servicer resulting in a Consolidation.

(d)   The Master Servicer covenants and agrees that it shall not transfer its master servicing rights and duties under this Agreement to an insured depository institution, as such term is defined in the Federal Deposit Insurance Act (an "insured depository institution", and any such insured depository institution in such capacity, a "master servicer transferee") unless the Master Servicer shall have received a representation from the master servicer transferee that the acquisition of such master servicing rights and duties will not cause the master servicer transferee to be required to Consolidate any assets of the Trust Fund on its financial statements. Any master servicer transferee shall be deemed to have represented by virtue of its acquisition of such master servicing rights and duties that such acquisition will not cause Consolidation. Any master servicer transferee whose acquisition of such master servicing rights and duties was effected in violation of the restrictions in this Section 9.03(d) shall indemnify and hold harmless the Master Servicer, the Depositor and the Trust Fund from and against any and all losses, liabilities, claims, costs or expenses incurred by such parties as a result of such acquisition.

Section 9.04   Compensation to the Master Servicer.

The Master Servicer shall be entitled to be paid from the Trust Fund its Master Servicing Fee with respect to each Distribution Date which shall be retained by the Master Servicer from amounts held in the Master Servicer Collection Account, and from the Trust Fund all amounts necessary to reimburse itself for any previously unreimbursed Advances, Servicer Advances and Nonrecoverable Advances in accordance with the definition of "Available Distribution Amount" and (ii) in accordance with the second paragraph of Section 9.01(b), the cost of any enforcement action taken by it under Section 9.01 hereof, including, without limitation, any costs incurred in connection with the transfer and assumption of the servicing or servicing administration by the Master Servicer. The Master Servicer shall be required to pay all expenses incurred by it in connection with its activities hereunder and shall not be entitled to reimbursement therefor except as provided in this Agreement.

In addition, the Depositor agrees, except as otherwise expressly provided herein, to reimburse the Master Servicer, upon its request, for all reasonable expenses, disbursements and advances incurred or made by the Master Servicer in connection with the performance of its duties hereunder (including the reasonable compensation and the expenses and disbursements of its agents and counsel), to the extent not otherwise reimbursed pursuant to this Agreement, except any such expense, disbursement or advance as may be attributable to its willful misfeasance, bad faith or negligence.

Section 9.05   Merger or Consolidation.

Any Person into which the Master Servicer may be merged or consolidated, or any Person resulting from any merger, conversion, other change in form or consolidation to which the Master Servicer shall be a party, or any Person succeeding to the business of the Master Servicer, shall be the successor to the Master Servicer hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding; *provided, however,* that the successor or resulting Person to the Master Servicer or any Affiliate thereof whose primary business is the servicing of conventional residential mortgage loans shall be a Person that shall be qualified and approved to service mortgage loans for Fannie Mae or Freddie Mac and shall have a net worth of not less than $15,000,000.

Section 9.06   Resignation of Master Servicer.

Except as otherwise provided in Sections 9.05 and 9.07 hereof, the Master Servicer shall not resign from the obligations and duties hereby imposed on it unless the Master Servicer's duties hereunder are no longer permissible under applicable law or are in material conflict by reason of applicable law with any other activities carried on by it and such conflict cannot be cured. Any such determination permitting the resignation of the Master Servicer shall be evidenced by an Opinion of Counsel that shall be Independent to such effect delivered to the Trustee. No such resignation shall become effective until the Trustee shall have assumed, or a successor master servicer shall have been appointed by the Trustee and until such successor shall have assumed, the Master Servicer's responsibilities and obligations under this Agreement. Notice of such resignation shall be given promptly by the Master Servicer and the Depositor to the Trustee.

If, at any time, the Master Servicer resigns under this Section 9.06, or transfers or assigns its rights and obligations under Section 9.07, or is removed as Master Servicer pursuant to Section 6.14, then at such time [ ] also shall resign (and shall be entitled to resign) as Securities Administrator, Paying Agent, Authenticating Agent and Certificate Registrar under this Agreement. In such event, the obligations of each such party shall be assumed by the Trustee or such successor master servicer appointed by the Trustee (subject to the provisions of Section 9.02(a)).

Section 9.07   Assignment or Delegation of Duties by the Master Servicer.

Except as expressly provided herein, the Master Servicer shall not assign or transfer any of its rights, benefits or privileges hereunder to any other Person, or delegate to or subcontract with, or authorize or appoint any other Person to perform any of the duties, covenants or obligations to be performed by the Master Servicer hereunder; *provided, however,* that the Master Servicer shall have the right with the prior written consent of the Trustee and the Depositor (which consent shall not be unreasonably withheld), to delegate or assign to or subcontract with or authorize or appoint any qualified Person to perform and carry out any duties, covenants or obligations to be performed and carried out by the Master Servicer hereunder. Notice of such permitted assignment shall be given promptly by the Master Servicer to the Depositor and the Trustee. If, pursuant to any provision hereof, the duties of the Master Servicer are transferred to a successor master servicer, the entire amount of the Master Servicing Fee and other compensation payable to the Master Servicer pursuant hereto shall thereafter be payable to such successor master servicer.

Section 9.08   Limitation on Liability of the Master Servicer and Others.

Neither the Master Servicer nor any of the directors, officers, employees or agents of the Master Servicer shall be under any liability to the Trustee or the Certificateholders for any action taken or for refraining from the taking of any action in good faith pursuant to this Agreement, or for errors in judgment; *provided, however,* that this provision shall not protect the Master Servicer or any such person against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in its performance of its duties or by reason of reckless disregard for its obligations and duties under this Agreement. The Master Servicer and any director, officer, employee or agent of the Master Servicer may rely in good faith on any document of any kind prima facie properly executed and submitted by any Person respecting any matters arising hereunder. The Master Servicer shall be under no obligation to appear in, prosecute or defend any legal action that is not incidental to its duties to master service the Mortgage Loans in accordance with this Agreement and that in its opinion may involve it in any expenses or liability; *provided, however,* that the Master Servicer may in its sole discretion undertake any such action that it may deem necessary or desirable in respect of this Agreement and the rights and duties of the parties hereto and the interests of the Certificateholders hereunder. In such event, the legal expenses and costs of such action and any liability resulting therefrom shall be expenses, costs and liabilities of the Trust Fund and the Master Servicer shall be entitled to be reimbursed therefor out of the Distribution Account.

The Master Servicer shall not be liable for any acts or omissions of any Servicer except to the extent that damages or expenses are incurred as a result of such act or omissions and such damages and expenses would not have been incurred but for the negligence, willful misfeasance, bad faith or recklessness of the Master Servicer in supervising, monitoring and overseeing the obligations of the Servicers under this Agreement.

Section 9.09   Indemnification; Third-Party Claims.

In addition to any indemnity required pursuant to Section 6.25 hereof, the Master Servicer agrees to indemnify the Depositor, the Securities Administrator (to the extent that the Master Servicer and the Securities Administrator are not the same Person) and the Trustee, and hold them harmless against any and all claims, losses, penalties, fines, forfeitures, legal fees and related costs, judgments, and any other costs, liability, fees and expenses that the Depositor, the Securities Administrator or the Trustee may sustain as a result of the Master Servicer's willful misfeasance, bad faith or negligence in the performance of its duties hereunder or by reason of its reckless disregard for its obligations and duties under this Agreement. The Depositor, the Securities Administrator (to the extent that the Master Servicer and the Securities Administrator are not the same Person) and the Trustee shall immediately notify the Master Servicer if a claim is made by a third party with respect to this Agreement or the Mortgage Loans entitling the Depositor, the Securities Administrator (to the extent that the Master Servicer and the Securities Administrator are not the same Person) or the Trustee to indemnification under this Section 9.09, whereupon the Master Servicer shall assume the defense of any such claim and pay all expenses in connection therewith, including counsel fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against it or them in respect of such claim.

Section 9.10   Master Servicer Fidelity Bond and Master Servicer Errors and Omissions Insurance Policy.

The Master Servicer, at its expense, shall maintain in effect a blanket fidelity bond and an errors and omissions insurance policy, affording coverage with respect to all directors, officers, employees and other Persons acting on such Master Servicer's behalf, and covering errors and omissions in the performance of the Master Servicer's obligations hereunder. The errors and omissions insurance policy and the fidelity bond shall be in such form and amount generally acceptable for entities serving as master servicers or trustees.

Section 9.11   Representations, Warranties and Covenants of the Asset Representations Reviewer.

(a)   The Asset Representations Reviewer hereby represents and warrants to the Depositor, the Securities Administrator, the Master Servicer and the Trustee, for the benefit of the Certificateholders, as of the Closing Date that:

(i)   it is validly existing and in good standing as a [   ], and as Asset Representations Reviewer has full power and authority to transact any and all business contemplated by this Agreement and to execute, deliver and comply with its obligations under the terms of this Agreement, the execution, delivery and performance of which have been duly authorized by all necessary corporate action on the part of the Asset Representations Reviewer;

(ii)   the execution and delivery of this Agreement by the Asset Representations Reviewer and its performance and compliance with the terms of this Agreement will not (A) violate the Asset Representations Reviewer's charter or bylaws, (B) violate any law or regulation or any administrative decree or order to which it is subject or (C) constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material contract, agreement or other instrument to which the Asset Representations Reviewer is a party or by which it is bound or to which any of its assets are subject, which violation, default or breach would materially and adversely affect the Asset Representations Reviewer's ability to perform its obligations under this Agreement;

(iii)   this Agreement constitutes, assuming due authorization, execution and delivery hereof by the other respective parties hereto, a legal, valid and binding obligation of the Asset Representations Reviewer, enforceable against it in accordance with the terms hereof, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws affecting the enforcement of creditors' rights in general, and by general equity principles (regardless of whether such enforcement is considered in a proceeding in equity or at law);

(iv)   the Asset Representations Reviewer is not in default with respect to any order or decree of any court or any order or regulation of any federal, state, municipal or governmental agency to the extent that any such default would materially and adversely affect its performance hereunder;

(v)   the Asset Representations Reviewer is not a party to or bound by any agreement or instrument or subject to any charter provision, bylaw or any other corporate restriction or any judgment, order, writ, injunction, decree, law or regulation that may materially and adversely affect its ability as Asset Representations Reviewer to perform its obligations under this Agreement or that requires the consent of any third person to the execution of this Agreement or the performance by the Asset Representations Reviewer of its obligations under this Agreement;

(vi)   no litigation is pending or, to the best knowledge of the Asset Representations Reviewer, threatened against the Asset Representations Reviewer which would prohibit its entering into this Agreement or performing its obligations under this Agreement;

(vii)   no consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the Asset Representations Reviewer of or compliance by the Asset Representations Reviewer with this Agreement or the consummation of the transactions contemplated by this Agreement, except such consents, approvals, authorizations and orders (if any) as have been obtained; and

(viii)   the consummation of the transactions contemplated by this Agreement are in the ordinary course of business of the Asset Representations Reviewer; and

(ix)   neither the Asset Representations Reviewer nor any of its affiliates will have any financial interest in the Certificates as of the Closing Date except as otherwise disclosed in the Prospectus.

(b)   It is understood and agreed that the representations and warranties set forth in this Section shall survive the execution and delivery of this Agreement. In addition to any indemnity required pursuant to Section 6.25 hereof, the Asset Representations Reviewer shall indemnify the Depositor, the Securities Administrator, the Master Servicer and the Trustee and hold them harmless against any loss, damages, penalties, fines, forfeitures, legal fees and related costs, judgments, and other costs and expenses resulting from any claim, demand, defense or assertion based on or grounded upon, or resulting from, a material breach of the Asset Representations Reviewer's representations and warranties contained in Section 9.11(a) or any failure by the Asset Representations Reviewer to deliver any information, report, certification, accountants' letter or other material when and as required under this Agreement. It is understood and agreed that the enforcement of the obligation of the Asset Representations Reviewer set forth in this Section to indemnify the Depositor, the Securities Administrator, the Master Servicer and the Trustee as provided in this Section 9.11(b) constitutes the sole remedy of the Depositor, the Securities Administrator and the Trustee, respecting a breach of the foregoing representations and warranties. Such indemnification shall survive any termination of the Asset Representations Reviewer as Asset Representations Reviewer hereunder, and any termination of this Agreement.

Any cause of action against the Asset Representations Reviewer relating to or arising out of the breach of any representations and warranties made in this Section 9.11(b) shall accrue upon discovery of such breach by either the Depositor, the Asset Representations Reviewer or the Trustee or written notice thereof by any one of such parties to the other parties.

Section 9.12 Compensation to the Asset Representations Reviewer.

The Asset Representations Reviewer shall be entitled to be paid from the Trust Fund as provided in Section 6.12(d). The Asset Representations Reviewer shall be required to pay all expenses incurred by it in connection with its activities hereunder and shall not be entitled to reimbursement therefor except as provided in this Agreement.

Section 9.13 Merger or Consolidation.

Any Person into which the Asset Representations Reviewer may be merged or consolidated, or any Person resulting from any merger, conversion, other change in form or consolidation to which the Asset Representations Reviewer shall be a party, or any Person succeeding to the business of the Asset Representations Reviewer, shall be the successor to the Asset Representations Reviewer hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding; *provided, however,* that the successor or resulting Person to the Asset Representations Reviewer shall be a Person that shall have a net worth of not less than $15,000,000.

Section 9.14 Resignation of Asset Representations Reviewer .

Except as otherwise provided in Sections 9.13 and 9.15 hereof, the Asset Representations Reviewer shall not resign from the obligations and duties hereby imposed on it unless the Asset Representations Reviewer's duties hereunder are no longer permissible under applicable law or are in material conflict by reason of applicable law with any other activities carried on by it and such conflict cannot be cured. Any such determination permitting the resignation of the Asset Representations Reviewer shall be evidenced by an Opinion of Counsel that shall be Independent to such effect delivered to the Trustee. No such resignation shall become effective until the Trustee shall have assumed, or a successor asset representations reviewer shall have been appointed by the Trustee and until such successor shall have assumed, the Asset Representations Reviewer's responsibilities and obligations under this Agreement. Notice of such resignation shall be given promptly by the Asset Representations Reviewer and the Depositor to the Trustee.

Section 9.15 Assignment or Delegation of Duties by the Asset Representations Reviewer.

Except as expressly provided herein, the Asset Representations Reviewer shall not assign or transfer any of its rights, benefits or privileges hereunder to any other Person, or delegate to or subcontract with, or authorize or appoint any other Person to perform any of the duties, covenants or obligations to be performed by Asset Representations Reviewer hereunder; *provided, however,* that the Asset Representations Reviewer shall have the right with the prior written consent of the Trustee and the Depositor (which consent shall not be unreasonably withheld), to delegate or assign to or subcontract with or authorize or appoint any qualified Person to perform and carry out any duties, covenants or obligations to be performed and carried out by the Asset Representations Reviewer hereunder. Notice of such permitted assignment shall be given promptly by the Asset Representations Reviewer to the Depositor and the Trustee. If, pursuant to any provision hereof, the duties of the Asset Representations Reviewer are transferred to a successor asset representations reviewer, the entire amount of the fees and other compensation payable to the Asset Representations Reviewer pursuant hereto shall thereafter be payable to such successor asset representations reviewer.

Section 9.16 Limitation on Liability of the Asset Representations Reviewer and Others.

(a) The Asset Representations reviewer will be liable to the Trustee and the Certificateholders for any failure to perform its obligations as specified herein, subject to subparagraph (b) below.

(b) Neither the Asset Representations Reviewer nor any of the directors, officers, employees or agents of the Asset Representations Reviewer shall be under any liability to the Trustee, the parties to this Agreement or the Certificateholders for any action taken or for retraining from the taking of any action pursuant to this Agreement unless the Asset Representations Reviewer was negligent or engaged in willful misconduct. The Asset

Representations Reviewer shall not be relieved of liability for its own negligent action, its own negligent failure to act or its own willful misconduct, provided however that:

(i)   Neither the Asset Representations Reviewer nor any of the directors, officers, employees or agents of the Asset Representations Reviewer shall be under any liability to the Trustee, the parties to this Agreement or the Certificateholders for any errors in judgment made in good faith by any officer of the Asset Representations Reviewer, unless the Asset Representations Reviewer was negligent in ascertaining the pertinent facts.

(ii)   The Asset Representations Reviewer shall not be liable for special, indirect or consequential losses or damages of any kind whatsoever (including, but not limited to, lost profits), even if the Asset Representations Reviewer has been advised of the likelihood of such loss or damage and regardless of the form of action.

Section 9.17   Indemnification; Third-Party Claims.

The Asset Representations Reviewer agrees to indemnify the Depositor, the Securities Administrator, the Master Servicer and the Trustee, and hold them harmless against any and all claims, losses, penalties, fines, forfeitures, legal fees and related costs, judgments, and any other costs, liability, fees and expenses that the Depositor, the Securities Administrator, the Master Servicer or the Trustee may sustain as a result of the Asset Representations Reviewer's willful misconduct, fraud or negligence in the performance of its duties hereunder or by reason of its reckless disregard for its obligations and duties under this Agreement. The Depositor, the Securities Administrator, the Master Servicer and the Trustee shall immediately notify the Asset Representations Reviewer if a claim is made by a third party with respect to this Agreement or the Mortgage Loans entitling the Depositor, the Securities Administrator, the Master Servicer or the Trustee to indemnification under this Section 9.17, whereupon the Asset Representations Reviewer shall assume the defense of any such claim and pay all expenses in connection therewith, including counsel fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against it or them in respect of such claim.

Section 9.18   Removal and Replacement of Asset Representations Reviewer.

The Asset Representations Reviewer may be removed as asset representations reviewer under this Agreement by Certificateholders holding at least 50% of the Aggregate Voting Interests of the Certificateholders. Any removal of the Asset Representations Reviewer shall not be effective until a replacement has been appointed by the Depositor or such Certificateholders. In addition, the Trustee may remove the Asset Representations Reviewer for any failure to perform its obligations hereunder, provided that any removal of the Asset Representations Reviewer shall not be effective until a replacement has been appointed by the Trustee. The Trustee shall seek reimbursement of its expenses for such removal and replacement from the terminated asset representations reviewer, and if such reimbursement is not provided, the Trustee shall be reimbursed from the Trust Fund, subject to the limitation in clause (C) of the definition of Available Distribution Amount.

ARTICLE X

REMIC ADMINISTRATION

Section 10.01   REMIC Administration.

(a)   REMIC elections as set forth in the Preliminary Statement to this Agreement shall be made by the Trustee at the direction of the Securities Administrator on Forms 1066 or other appropriate federal tax or information return for the taxable year ending on the last day of the calendar year in which the Certificates are issued. The regular interests and residual interest in each REMIC shall be as designated in the Preliminary Statement to this Agreement.

(b)   The Closing Date is hereby designated as the "Startup Day" of each REMIC within the meaning of section 86OG(a)(9) of the Code. The "latest possible maturity date" for each REMIC for purposes of Treasury Regulation 1.86OG-1(a)(4) will be the Latest Possible Maturity Date.

(c)   The Securities Administrator shall represent the Trust Fund in any administrative or judicial proceeding relating to an examination or audit by any governmental taxing authority with respect thereto. The Securities Administrator shall pay any and all tax-related expenses (not including taxes) of each REMIC, including but not limited to any professional fees or expenses related to audits or any administrative or judicial proceedings with respect to such REMIC that involve the Internal Revenue Service or state tax authorities, but only to the extent that (i) such expenses are ordinary or routine expenses, including expenses of a routine audit but not expenses of litigation (except as described in (ii)); or (ii) such expenses or liabilities (including taxes and penalties) are attributable to the negligence or willful misconduct of the Securities Administrator in fulfilling its duties hereunder (including its duties as tax return preparer). The Securities Administrator shall be entitled to reimbursement of expenses to the extent provided in clause (i) above from the Distribution Account; *provided, however*, the Securities Administrator shall not be entitled to reimbursement for expenses incurred in connection with the preparation of tax returns and other reports required under Section 6.20 and this Section.

(d)   The Securities Administrator shall prepare and file, and the Trustee shall sign, as instructed by the Securities Administrator, all of each REMIC's federal and appropriate state tax and information returns as such REMIC's direct representative. The expenses of preparing and filing such returns shall be borne by the Securities Administrator. In preparing such returns, the Securities Administrator shall, with respect to each REMIC created hereunder other than the Upper-Tier REMIC (each such REMIC, a "Non-Upper-Tier REMIC"): (i) treat the accrual period for interests in such Non-Upper-Tier REMIC as the calendar month; (ii) account for distributions made from such Non-Upper-Tier REMIC as made on the first day of each succeeding calendar month; (iii) use the aggregation method provided in Treasury Regulation section 1.1275-2(c); and (iv) account for income and expenses related to such Non-Upper-Tier REMIC in the manner resulting in the lowest amount of excess inclusion income possible accruing to the Holder of the residual interest in such Non-Upper-Tier REMIC.

(e)   The Securities Administrator or its designee shall perform on behalf of each REMIC all reporting and other tax compliance duties that are the responsibility of such REMIC under the Code, the REMIC Provisions, or other compliance guidance issued by the Internal Revenue Service or any state or local taxing authority. Among its other duties, if required by the Code, the REMIC Provisions, or other such guidance, the Securities Administrator shall provide (i) to the Treasury or other governmental authority such information as is necessary for the application of any tax relating to the transfer of a Residual Certificate to any disqualified person or organization pursuant to Treasury Regulation 1.860E-2(a)(5) and any person designated in Section 860E(e)(3) of the Code and (ii) to the Trustee such information as is necessary for the Trustee to provide to the Certificateholders such information or reports as are required by the Code or REMIC Provisions.

(f)   The Trustee, the Securities Administrator, the Master Servicer and the Holders of Certificates shall, to the extent within their knowledge and control, take such actions as may be necessary to maintain the status of each REMIC as a REMIC under the REMIC Provisions and shall assist each other as necessary to maintain such status. None of the Trustee, the Securities Administrator, the Master Servicer or the Holder of any Residual Certificate shall knowingly take any action, cause any REMIC to take any action or fail to take (or fail to cause to be taken) any action that, under the REMIC Provisions, if taken or not taken, as the case may be, could result in an Adverse REMIC Event unless the Trustee, the Securities Administrator and the Master Servicer have received an Opinion of Counsel (at the expense of the party seeking to take such action or not to take such action) to the effect that the contemplated action (or inaction, as the case may be) will not cause an Adverse REMIC Event. In addition, prior to taking any action with respect to any REMIC or the assets therein, or causing any REMIC to take any action, which is not expressly permitted under the terms of this Agreement, any Holder of a Residual Certificate will consult with the Trustee, the Securities Administrator, the Master Servicer or their respective designees, in writing, with respect to whether such action could cause an Adverse REMIC Event to occur with respect to any REMIC, and no such Person shall take any such action or cause any REMIC to take any such action as to which the Trustee, the Securities Administrator or the Master Servicer has advised it in writing that an Adverse REMIC Event could occur; *provided, however,* that if no Adverse REMIC Event would occur but such action could result in the imposition of additional taxes on the Residual Certificateholders, no such Person shall take any such action, or cause any REMIC to take any such action without the written consent of the other Residual Certificateholders. The Trustee, the Securities Administrator and the Master Servicer may consult with counsel (and conclusively rely upon the advice of such counsel) to make such written advice, and the cost of the same shall be borne by the party seeking to take the action not expressly permitted by this Agreement, but in no event shall such cost be an expense of the Trustee, Securities Administrator or the Master Servicer.

(g) Each Holder of a Residual Certificate shall pay when due any and all taxes imposed on the related REMIC by federal or state governmental authorities. To the extent that such taxes are not paid by a Residual Certificateholder, the Securities Administrator or the Paying Agent shall pay any remaining REMIC taxes out of current or future amounts otherwise distributable to the Holder of the Residual Certificate in any such REMIC or, if no such amounts are available, out of other amounts held in the Distribution Account, and shall reduce amounts otherwise payable to holders of regular interests in any such REMIC, as the case may be.

(h) The Securities Administrator shall, for federal income tax purposes, maintain books and records with respect to each REMIC on a calendar year and on an accrual basis.

(i) No additional contributions of assets shall be made to any REMIC, except as expressly provided in this Agreement.

(j) None of the Trustee, the Securities Administrator nor the Master Servicer shall enter into any arrangement by which any REMIC will receive a fee or other compensation for services.

(k) The Holder (or, if there is more than one such Holder, the Holder with the largest Percentage Interest) of the Class LT-R Certificate is hereby designated as "tax matters person" with respect to the Lower-Tier REMIC and the Holder of the Class R Certificate (or, if there is more than one such Holder, the Holder with the largest Percentage Interest) is hereby designated as "tax matters person" with respect to the Upper-Tier REMIC and each such Holder shall be deemed by the acceptance of its Certificate to have appointed the Securities Administrator to act as its agent to perform the duties of the "tax matters person" for each such REMIC.

Section 10.02   Prohibited Transactions and Activities.

None of the Depositor, the Master Servicer or the Trustee shall sell, dispose of, or substitute for any of the Mortgage Loans, except in a disposition pursuant to (i) the foreclosure of a Mortgage Loan, (ii) the bankruptcy of the Trust Fund, (iii) the termination of each REMIC pursuant to Article VII of this Agreement, (iv) a repurchase of Mortgage Loans pursuant to Article II of this Agreement or (v) a sale of a Mortgage Loan to a governmental entity acquiring such Mortgage Loan through the exercise of its power of eminent domain pursuant to Section 2.08 of this Agreement, nor acquire any assets for any REMIC, nor sell or dispose of any investments in the Distribution Account for gain, nor accept any contributions to any REMIC after the Closing Date, unless it has received an Opinion of Counsel (at the expense of the party causing such sale, disposition, or substitution) that such disposition, acquisition, substitution, or acceptance will not (a) result in an Adverse REMIC Event, (b) adversely affect the distribution of interest or principal on the Certificates or (c) result in the encumbrance of the assets transferred or assigned to the Trust Fund (except pursuant to the provisions of this Agreement). In no event shall the Trust Fund incur additional secured or unsecured debt.

Section 10.03   Indemnification With Respect to Prohibited Transactions or Loss of REMIC Status.

Upon the occurrence of an Adverse REMIC Event due to the negligent performance by either the Securities Administrator or the Master Servicer of its duties and obligations set forth herein, the Securities Administrator or the Master Servicer, as applicable, shall indemnify the Certificateholders of the related Residual Certificate against any and all losses, claims, damages, liabilities or expenses ("Losses") resulting from such negligence; *provided, however*, that neither the Securities Administrator nor the Master Servicer shall be liable for any such Losses attributable to the action or inaction of the Depositor, the Trustee or the Holder of the Residual Certificate, nor for any such Losses resulting from misinformation provided by any of the foregoing parties on which the Securities Administrator or the Master Servicer, as applicable, has relied. Notwithstanding the foregoing, however, in no event shall the Securities Administrator or the Master Servicer have any liability (1) for any action or omission that is taken in accordance with and in compliance with the express terms of, or which is expressly permitted by the terms of, this Agreement or under any Servicing Agreement, (2) for any Losses other than arising out of malfeasance, willful misconduct or negligent performance by the Securities Administrator or the Master Servicer, as applicable, of its duties and obligations set forth herein, and (3) for any special or consequential damages to Certificateholders of the related Residual Certificate (in addition to payment of principal and interest on the Certificates).

Section 10.04   REO Property.

(a)   Notwithstanding any other provision of this Agreement, the Master Servicer, acting on behalf of the Trustee hereunder, shall not, except to the extent provided in the applicable Servicing Agreement, knowingly permit any Servicer to rent, lease, or otherwise earn income on behalf of any REMIC with respect to any REO Property which might cause an Adverse REMIC Event unless the applicable Servicer has provided to the Trustee and the Securities Administrator an Opinion of Counsel concluding that, under the REMIC Provisions, such action would not result in an Adverse REMIC Event.

(b)   The Depositor shall cause the applicable Servicer (to the extent provided in the related Servicing Agreement) to make reasonable efforts to sell any REO Property for its fair market value. In any event, however, the Depositor shall, or shall cause the applicable Servicer (to the extent provided in the related Servicing Agreement) to, dispose of any REO Property within three years of its acquisition by the Trust Fund unless the Depositor or the applicable Servicer (on behalf of the Trust Fund) has received an extension from the Internal Revenue Service to the effect that, under the REMIC Provisions and any relevant proposed legislation and under applicable state law, the REMIC may hold REO Property for a longer period without causing an Adverse REMIC Event. If such an extension has been received, then the Depositor, acting on behalf of the Trustee hereunder, shall, or shall cause the applicable Servicer to, continue to attempt to sell the REO Property for its fair market value for such period longer than three years as such extension permits (the "Extended Period"). If such an extension has not been received and the Depositor or the applicable Servicer, acting on behalf of the Trust Fund hereunder, is unable to sell the REO Property within 33 months after its acquisition by the Trust Fund, or if such an extension has been received and the Depositor or the applicable Servicer is unable to sell the REO Property within the period ending three months before the close of the Extended Period, the Depositor shall cause the Servicer, before the end of the three year period or the Extended Period, as applicable, to (i) purchase such REO Property at a price equal to the REO Property's fair market value or (ii) auction the REO Property to the highest bidder (which may be the applicable Servicer) in an auction reasonably designed to produce a fair price prior to the expiration of the three-year period or the Extended Period, as the case may be.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.01   Binding Nature of Agreement; Assignment.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 11.02   Entire Agreement.

This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof.

Section 11.03　　　　Amendment.

(a)　　　　This Agreement may be amended from time to time by written agreement between the Depositor, the Master Servicer, the Securities Administrator, the Asset Representations Reviewer and the Trustee, without notice to or the consent of any of the Holders, (i) to cure any ambiguity or mistake, (ii) to cause the provisions herein to conform to or be consistent with or in furtherance of the statements made with respect to the Certificates, the Trust Fund or this Agreement in the Prospectus, or to correct or supplement any provision herein which may be inconsistent with any other provisions herein or with the provisions of any Servicing Agreement, (iii) to make any other provisions with respect to matters or questions arising under this Agreement, (iv) to add, delete, or amend any provisions to the extent necessary or desirable to comply with any requirements imposed by the Code and the REMIC Provisions, (v) if necessary in order to avoid a violation of any applicable law or regulation or (vi) if a TIA Applicability Determination has been made, to modify, eliminate or add to the provisions of this Agreement to the extent necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute and to add any other provisions as may be expressly required by the TIA, and (B) modify other provisions of this Agreement to the extent necessary to make such provisions consistent with, and conform to, the modifications made pursuant to clause (A); provided that, with respect to clause (vi), the parties hereto are deemed to have agreed, to the extent permitted under the TIA, that this Agreement expressly excludes any non-mandatory provisions under the TIA that (x) would conflict with the provisions of this Agreement or (y) increase the obligations, liabilities or scope of responsibility of any party hereto. No such amendment effected pursuant to the preceding sentence shall, as evidenced by an Opinion of Counsel, result in an Adverse REMIC Event, nor shall such amendment effected pursuant to clause (iii) of such sentence adversely affect in any material respect the interests of any Holder. Prior to entering into any amendment without the consent of Holders pursuant to this paragraph, the Trustee shall be provided with an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that such amendment is permitted under this Agreement and, with respect to an amendment effected pursuant to clause (v) above, to the effect that such amendment is necessary in order to avoid a violation of such applicable law.

(b)　　　　This Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Securities Administrator, the Asset Representations Reviewer and the Trustee, with the consent of the Holders of not less than 66-2/3% of the Class Principal Amount or Class Notional Amount (or Percentage Interest) of each Class of Certificates affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Holders; *provided, however,* that no such amendment shall be made unless the Trustee and the Securities Administrator receive an Opinion of Counsel, at the expense of the party requesting the change, that such change will not cause an Adverse REMIC Event; and *provided further*, that no such amendment may (i) reduce in any manner the amount of, or delay the timing of, payments received on Mortgage Loans which are required to be distributed on any Certificate, without the consent of the Holder of such Certificate or (ii) reduce the aforesaid percentages of Class Principal Amount or Class Notional Amount (or Percentage Interest) of Certificates of each Class, the Holders of which are required to consent to any such amendment without the consent of the Holders of 100% of the Class Principal Amount or Class Notional Amount (or Percentage Interest) of each Class of Certificates affected thereby. For purposes of this paragraph, references to "Holder" or "Holders" shall be deemed to include, in the case of any Class of Book-Entry Certificates, the related Certificate Owners.

(c)　　　　Promptly after the execution of any such amendment, the Trustee shall furnish written notification of the substance of such amendment to each Holder, the Depositor and each Rating Agency through the Rule 17g-5 Information Provider. The Securities Administrator and the Certificate Registrar shall cooperate with the Trustee in connection with the Trustee's obligations under this Section 11.03.

(d)　　　　It shall not be necessary for the consent of Holders under this Section 11.03 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent shall approve the substance thereof. The manner of obtaining such consents and of evidencing the authorization of the execution thereof by Holders shall be subject to such reasonable regulations as the Trustee may prescribe.

(e)　　　　Notwithstanding anything to the contrary in any Servicing Agreement, the Trustee shall not consent to any amendment of any Servicing Agreement except pursuant to the standards provided in this Section with respect to amendment of this Agreement. In addition, none of the Trustee, the Master Servicer, the Securities

Administrator, the Asset Representations Reviewer or the Depositor shall consent to any amendment to any Servicing Agreement unless prior written notice of the substance of such amendment has been delivered to each Rating Agency through the Rule 17g-5 Information Provider.

(f)   Prior to the execution of any amendment to this Agreement, each of the Trustee and the Securities Administrator shall be entitled to receive and conclusively rely on an Opinion of Counsel (at the expense of the Person seeking such amendment) stating that the execution of such amendment is authorized and permitted by this Agreement. The Trustee and the Securities Administrator may, but shall not be obligated to, enter into any such amendment which affects the Trustee's or the Securities Administrator's own rights, duties or immunities under this Agreement.

Section 11.04   Voting Rights.

Except to the extent that the consent of all affected Certificateholders is required pursuant to this Agreement, with respect to any provision of this Agreement requiring the consent of Certificateholders representing specified percentages of aggregate outstanding Certificate Principal Amount or Class Notional Amount (or Percentage Interest), Certificates owned by the Depositor, the Master Servicer, the Securities Administrator, the Trustee, any Servicer or any Affiliate thereof are not to be counted so long as such Certificates are owned by the Depositor, the Master Servicer, the Securities Administrator, the Trustee, any Servicer or any Affiliate thereof.

Section 11.05   Provision of Information.

(a)   For so long as any of the Certificates of any Class are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, each of the Depositor, the Master Servicer, the Securities Administrator and the Trustee agree to cooperate with each other to provide to any Certificateholders and to any prospective purchaser of Certificates designated by such holder, upon the request of such holder or prospective purchaser, any information required to be provided to such holder or prospective purchaser to satisfy the condition set forth in Rule 144A(d)(4) under the Securities Act. Any reasonable, out-of-pocket expenses incurred by the Trustee, the Master Servicer or the Securities Administrator in providing such information shall be reimbursed by the Depositor.

(b)   The Securities Administrator shall provide to any person to whom a Prospectus was delivered, upon the written request of such person specifying the document or documents requested, (i) a copy (excluding exhibits) of any report on Form 8-K, Form 10-D or Form 10-K (or other prescribed form) filed with the Securities and Exchange Commission pursuant to Section 6.21 and (ii) a copy of any other document incorporated by reference in the Prospectus. Any reasonable out-of-pocket expenses incurred by the Securities Administrator in providing copies of such documents shall be reimbursed by the Depositor.

(c)   On each Distribution Date, the Securities Administrator shall deliver or cause to be delivered by first class mail or make available on its website to the Depositor, Attention: Contract Finance, a copy of the report delivered to Certificateholders pursuant to Section 4.02.

Section 11.06   Governing Law.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAWS PROVISIONS (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW), AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

Section 11.07   Notices.

(a)   All demands, notices and communications required to be delivered to the Depositor, the Seller, the Trustee, the Master Servicer, the Securities Administrator or the Certificate Registrar hereunder shall be in writing and shall be deemed to have been duly given if (i) personally delivered, (ii) mailed by registered mail, postage prepaid, (iii) delivered by overnight courier, or (iv) transmitted via email, telegraph or facsimile, in each instance at the address listed below, or such other address as may hereafter be furnished by any party to the other parties in writing:

For posting by the Rule 17g-5 Information Provider:

By electronic mail to: [   ]

In the case of the Depositor:

Sequoia Residential Funding, Inc.
One Belvedere Place, Suite 330
Mill Valley, CA 94941
Facsimile number (415) 381-1773
Electronic mail address: Sequoia.Notices@redwoodtrust.com
Attention: Sequoia Mortgage Trust 20__-_

In the case of the Seller:

Redwood Residential Acquisition Corporation
8310 South Valley Highway
Englewood, Colorado 80112
Facsimile number (415) 381-1773
Electronic mail address: Sequoia.Notices@redwoodtrust.com
Attention: Sequoia Mortgage Trust 20__-_

In the case of the Master Servicer:

[   ]
[   ]
[   ]
Attention: Sequoia Mortgage Trust 20__-_

With a copy to:
[   ]
[   ]
[   ]
[   ]

In the case of the Securities Administrator:

[   ]
[   ]
[   ]
[   ]
Attention: [   ] -- Sequoia Mortgage Trust 20__-_

In the case of the Trustee:

```
[                    ]
[                    ]
[                    ]
[                    ]
Attention: [              ] -- Sequoia Mortgage Trust 20__-_
```

In the case of the Asset Representations Reviewer:

```
[                    ]
[                    ]
[                    ]
[                    ]
Attention: [              ] -- Sequoia Mortgage Trust 20__-_
```

Any such demand, notice or communication shall be deemed to have been received on the date delivered to the premises of the addressee and (A) if delivered by registered mail, overnight courier, or facsimile, as evidenced by the date noted on a return or confirmation of receipt and (B) if delivered by electronic mail, when sent to the address specified above, provided no error or rejection message has been received by the sender.

(b)   Notices to any Certificateholder shall be deemed to be duly given by any party hereto (i) in the case of any holder of a Definitive Certificate, on the date mailed, first class postage prepaid, to the address of such holder as included on the certificate register, or (ii) in the case of any book-entry certificate, on the date when such notice or communication is delivered to the Clearing Agency, it being understood that the Clearing Agency shall give such notices and communications to the related underlying participants in accordance with its applicable rules, regulations and procedures.

All notices or communications to Certificateholders shall also be posted and made available to all Certificateholders, whether definitive or book-entry, as well as the Depositor, the Master Servicer, the Securities Administrator and the Trustee, by the Securities Administrator on the Securities Administrator website located at www.ctslink.com. Unless otherwise expressly provided for herein, all notices and communications required to be delivered hereunder shall be delivered to such parties and Certificateholders and posted by the Securities Administrator on the Securities Administrator 's website, in each instance, as soon as reasonably practicable.

(c)   The Depositor hereby covenants that it shall provide written notice to the Trustee, which written notice may be via electronic mail, once the Servicers have furnished to the Mortgagors, in accordance with the applicable Servicing Agreements, the notices required to be furnished under Section 404 of the Helping Families Save Their Homes Act of 2009, as amended and in effect from time to time.

Section 11.08   Severability of Provisions.

If any one or more of the covenants, agreements, provisions or terms of this Agreement shall be for any reason whatsoever held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement or of the Certificates or the rights of the Holders thereof.

Section 11.09   Indulgences; No Waivers.

Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

Section 11.10   Headings Not to Affect Interpretation.

The headings contained in this Agreement are for convenience of reference only, and they shall not be used in the interpretation hereof.

Section 11.11   Benefits of Agreement.

Nothing in this Agreement or in the Certificates, express or implied, shall give to any Person, other than the parties to this Agreement and their successors hereunder and the Holders of the Certificates, any benefit or any legal or equitable right, power, remedy or claim under this Agreement. The Custodian is an express third party beneficiary of this Agreement with respect to the payment of the Custodian Fee pursuant to Section 6.12(c).

Section 11.12   Special Notices to the Rating Agencies.

(a)   The Depositor shall give prompt notice to each Rating Agency through the Rule 17g-5 Information Provider of the occurrence of any of the following events of which it has notice:

(i)   any amendment to this Agreement pursuant to Section 11.03, including prior advance written notice of any amendment to this Agreement pursuant to Section 11.03(a);

(ii)   any assignment by the Master Servicer of its rights hereunder or delegation of its duties hereunder;

(iii)   the occurrence of any Event of Default and any waiver of any Event of Default pursuant to Section 6.14;

(iv)   any notice of termination given to the Master Servicer pursuant to Section 6.14 and any resignation of the Master Servicer hereunder;

(v)   the termination of any successor to any Master Servicer pursuant to Section 6.14;

(vi)   the making of a final payment pursuant to Section 7.01; and

(vii)   any termination of the rights and obligations of a Servicer or the Servicing Administrator under any Servicing Agreement and any transfer of servicing or servicing administration under any Servicing Agreement.

(b)   All notices to the Rating Agencies provided for in this Section shall be in writing and sent first to the Rule 17g-5 Information Provider and then by first class mail, telecopy, electronic mail or overnight courier, as follows:

[   ]

(c)   The Securities Administrator shall provide or make available to each Rating Agency through the Rule 17g-5 Information Provider reports prepared pursuant to Section 4.02 and the reports filed on Form 10-K pursuant to Section 6.21(b)(i)(1) through (4). In addition, the Securities Administrator shall, at the expense of the Trust Fund, make available to each Rating Agency through the Rule 17g-5 Information Provider such information as each Rating Agency may reasonably request regarding the Certificates or the Trust Fund, to the extent that such information is reasonably available to the Securities Administrator; provided, the Securities Administrator shall not be required to post to the Rule 17g-5 Website any information previously posted to and available on the Securities Administrator's website.

Section 11.13   Conflicts.

To the extent that the terms of this Agreement conflict with the terms of any Servicing Agreement, the related Servicing Agreement shall govern.

Section 11.14   Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same instrument.

Section 11.15   No Petitions.

The Trustee, the Asset Representations Reviewer, the Securities Administrator and the Master Servicer, by entering into this Agreement, and each Certificateholder, by accepting a Certificate, hereby covenant and agree that they shall not at any time institute against the Depositor, or join in any institution against the Depositor of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States federal or state bankruptcy or similar law in connection with any obligations relating to the Certificates, this Agreement or any of the documents entered into by the Depositor in connection with the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused their names to be signed hereto by their respective officers hereunto duly authorized as of the day and year first above written.

SEQUOIA RESIDENTIAL FUNDING, INC.,
as Depositor

By: _____
Name:
Title:

Signed and acknowledged in the presence of the undersigned, who have subscribed their names as witnesses as of the day and year first above written.

_____
Name:
Witness

_____
Name:
Witness

[   ],
as Trustee

By: _____
Name:
Title:

Signed and acknowledged in the presence of the undersigned, who have subscribed their names as witnesses as of the day and year first above written.

_____
Name:
Witness

_____
Name:
Witness

[   ],
as Master Servicer

By: _____
Name:
Title:

Signed and acknowledged in the presence of the undersigned, who have subscribed their names as witnesses as of the day and year first above written.

_____
Name:
Witness

_____
Name:
Witness

[   ],
as Securities Administrator and Rule 17g-5 Information Provider

By: _____
Name:
Title:

Signed and acknowledged in the presence of the undersigned, who have subscribed their names as witnesses as of the day and year first above written.

_____
Name:
Witness

_____
Name:
Witness

[   ],
as Asset Representations Reviewer

By: _____
Name:
Title:

Signed and acknowledged in the presence of the undersigned, who have subscribed their names as witnesses as of the day and year first above written.

_____
Name:
Witness

_____
Name:
Witness

Solely for purposes of Section 2.04 and Section 2.06(b)
accepted and agreed to by:

REDWOOD RESIDENTIAL ACQUISITION CORPORATION,
as Seller

By: _____
    Name:
    Authorized Signatory

Signed and acknowledged in the presence of the undersigned, who have subscribed their names as witnesses as of the day and year first above written.

_____
Name:
Witness

_____
Name:
Witness

Solely for purposes of Section 2.07
accepted and agreed to by:

SEQUOIA MORTGAGE FUNDING CORPORATION,
as Controlling Holder

By: _____
    Name:
    Authorized Signatory

Signed and acknowledged in the presence of the undersigned, who have subscribed their names as witnesses as of the day and year first above written.

_____
Name:
Witness

_____
Name:
Witness

EXHIBIT A

FORMS OF CERTIFICATES

EXHIBIT B

FORM OF RESIDUAL CERTIFICATE TRANSFER AFFIDAVIT (TRANSFEREE)

STATE OF)
)   ss.:
COUNTY)
OF

[NAME OF OFFICER], _____ being first duly sworn, deposes and says:

1.   That he [she] is [title of officer] _____ of [name of Purchaser]
      _____ (the "Purchaser"), a
      _____ [description of type of entity] duly organized and existing under the
      laws of the [State of _____] [United States], on behalf of which he [she] makes this
      affidavit.

2.   That the Purchaser's Taxpayer Identification Number is [   ].

3.   That the Purchaser is not a "disqualified organization" within the meaning of Section 860E(e)(5)
      of the Internal Revenue Code of 1986, as amended (the "Code") and will not be a "disqualified
      organization" as of [date of transfer], and that the Purchaser is not acquiring a Residual Certificate
      (as defined in the Agreement) for the account of, or as agent (including a broker, nominee, or other
      middleman) for, any person or entity from which it has not received an affidavit substantially in
      the form of this affidavit. For these purposes, a "disqualified organization" means the United
      States, any state or political subdivision thereof, any foreign government, any international
      organization, any agency or instrumentality of any of the foregoing (other than an instrumentality
      if all of its activities are subject to tax and a majority of its board of directors is not selected by
      such governmental entity), any cooperative organization furnishing electric energy or providing
      telephone service to persons in rural areas as described in Code Section 1381(a)(2)(C), any
      "electing large partnership" within the meaning of Section 775 of the Code, or any organization
      (other than a farmers' cooperative described in Code Section 521) that is exempt from federal
      income tax unless such organization is subject to the tax on unrelated business income imposed by
      Code Section 511.

4.   That the Purchaser is not, and on _____ [date of transfer] will not be, an employee
      benefit plan or other retirement arrangement subject to Section 406 of the Employee Retirement
      Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code ("Code"),
      (collectively, a "Plan") or a person acting on behalf of any such Plan or investing the assets of any
      such Plan to acquire a Residual Certificate.

5.   That the Purchaser hereby acknowledges that under the terms of the Pooling and Servicing
      Agreement, dated as of _____ __, 20__ (the "Agreement"), by and among Sequoia
      Residential Funding, Inc., as Depositor, [   ], as Master Servicer, [
      ], as Securities Administrator, and [   ], as Trustee with respect to Sequoia
      Mortgage Trust 20__-_ Mortgage Pass-Through Certificates, no transfer of the Residual
      Certificates shall be permitted to be made to any person unless the Certificate Registrar has
      received a certificate from such transferee containing the representations in paragraphs 3 and 4
      hereof.

6.   That the Purchaser does not hold REMIC residual securities as nominee to facilitate the clearance
      and settlement of such securities through electronic book-entry changes in accounts of
      participating organizations (such entity, a "Book-Entry Nominee").

7.   That the Purchaser does not have the intention to impede the assessment or collection of any federal, state or local taxes legally required to be paid with respect to such Residual Certificate.

8.   That the Purchaser will not transfer a Residual Certificate to any person or entity (i) as to which the Purchaser has actual knowledge that the requirements set forth in paragraph 3, paragraph 6 or paragraph 10 hereof are not satisfied or that the Purchaser has reason to believe does not satisfy the requirements set forth in paragraph 7 hereof, and (ii) without obtaining from the prospective Purchaser an affidavit substantially in this form and providing to the Certificate Registrar a written statement substantially in the form of Exhibit C to the Agreement.

9.   That the Purchaser understands that, as the holder of a Residual Certificate, the Purchaser may incur tax liabilities in excess of any cash flows generated by the interest and that the Purchaser has and expects to have sufficient net worth and/or liquidity to pay in full any tax liabilities attributable to ownership of a Residual Certificate and intends to pay taxes associated with holding such Residual Certificate as they become due.

10.   That the Purchaser (i) is not a Non-U.S. Person or (ii) is a Non-U.S. Person that holds a Residual Certificate in connection with the conduct of a trade or business within the United States and has furnished the transferor and the Certificate Registrar with an effective Internal Revenue Service Form W-8ECI (Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States) or successor form at the time and in the manner required by the Code or (iii) is a Non-U.S. Person that has delivered to the transferor, the Depositor and the Certificate Registrar an opinion of a nationally recognized tax counsel to the effect that the transfer of such Residual Certificate to it is in accordance with the requirements of the Code and the regulations promulgated thereunder and that such transfer of a Residual Certificate will not be disregarded for federal income tax purposes. "Non-U.S. Person" means an individual, corporation, partnership or other person other than (i) a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof, including for this purpose, the District of Columbia; (iii) an estate that is subject to U.S. federal income tax regardless of the source of its income; (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States trustees have authority to control all substantial decisions of the trust; and, (v) to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996 that are treated as United States persons prior to such date and elect to continue to be treated as United States persons.

11.   The Purchaser will not cause income from the Residual Certificate to be attributable to a foreign permanent establishment or fixed base of the Purchaser or another U.S. taxpayer.

12.   That the Purchaser agrees to such amendments of the Agreement as may be required to further effectuate the restrictions on transfer of any Residual Certificate to such a "disqualified organization," an agent thereof, a Book-Entry Nominee, or a person that does not satisfy the requirements of paragraph 7 and paragraph 10 hereof.

13.   That the Purchaser consents to the designation of the Securities Administrator to act as agent for the "tax matters person" of each REMIC created by the Trust Fund pursuant to the Agreement.

IN WITNESS WHEREOF, the Purchaser has caused this instrument to be executed on its behalf, pursuant to authority of its Board of Directors, by its [title of officer] this _____ day of _____ 20__.

_____
[name of Purchaser]

By:_____
Name:
Title:

Personally appeared before me the above-named [name of officer] _____, known or proved to me to be the same person who executed the foregoing instrument and to be the [title of officer] _____ of the Purchaser, and acknowledged to me that he [she] executed the same as his [her] free act and deed and the free act and deed of the Purchaser.

Subscribed and sworn before me this _____ day of _____ 20__.

NOTARY PUBLIC

_____
COUNTY OF_____

STATE OF_____

My commission expires the _____ day of _____ 20__.

EXHIBIT C

RESIDUAL CERTIFICATE TRANSFER AFFIDAVIT (TRANSFEROR)

_____
Date

Re: Sequoia Mortgage Trust 20__-_
           Mortgage Pass-Through Certificates

           _____ (the "Transferor") has reviewed the attached affidavit of _____ (the "Transferee"), and has no actual knowledge that such affidavit is not true and has no reason to believe that the information contained in paragraph 7 thereof is not true, and has no reason to believe that the Transferee has the intention to impede the assessment or collection of any federal, state or local taxes legally required to be paid with respect to a Residual Certificate. In addition, the Transferor has conducted a reasonable investigation at the time of the transfer and found that the Transferee had historically paid its debts as they came due and found no significant evidence to indicate that the Transferee will not continue to pay its debts as they become due.

Very truly yours,

_____
Name:
Title:

C-1

EXHIBIT D

FORM OF CUSTODIAL AGREEMENT

EXHIBIT E-1

FORM OF RULE 144A TRANSFER CERTIFICATE

Re: Sequoia Mortgage Trust 20__-_
Mortgage Pass-Through Certificates

   Reference is hereby made to the Pooling and Servicing Agreement, dated as of _____ __, 20__ (the "Pooling and Servicing Agreement"), by and among Sequoia Residential Funding, Inc., as Depositor, [ ], as Master Servicer, [   ], as Securities Administrator, and [   ], as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Pooling and Servicing Agreement.

   This letter relates to $_____ initial Certificate Principal Amount or Certificate Notional Amount, as applicable, of Class _____ Certificates which are held in the form of Definitive Certificates registered in the name of _____ (the "Transferor"). The Transferor has requested a transfer of such Definitive Certificates for Definitive Certificates of such Class registered in the name of [insert name of transferee].

   In connection with such request, and in respect of such Certificates, the Transferor hereby certifies that such Certificates are being transferred in accordance with (i) the transfer restrictions set forth in the Pooling and Servicing Agreement and the Certificates and (ii) Rule 144A under the Securities Act to a purchaser that the Transferor reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A purchasing for its own account or for the account of a "qualified institutional buyer," which purchaser is aware that the sale to it is being made in reliance upon Rule 144A, in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

   This certificate and the statements contained herein are made for your benefit and the benefit of the Underwriter, the Depositor and the Certificate Registrar.

_____
[Name of Transferor]

By:_____
Name:
Title:

Dated: _____, ____

EXHIBIT E-2

FORM OF PURCHASER'S LETTER FOR
QUALIFIED INSTITUTIONAL BUYER

Date

Ladies and Gentlemen:

In connection with our proposed purchase of $_____Class Principal Amount or Class Notional Amount, as applicable, of Sequoia Mortgage Trust 20__-_ Mortgage Pass-Through Certificates, Class [___] (the "Restricted Certificates"), we confirm that:

(1)   We understand that the Restricted Certificates have not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell any Restricted Certificates we will do so only (A) to the Depositor, (B) to "qualified institutional buyers" (within the meaning of Rule 144A under the Securities Act) in accordance with Rule 144A under the Securities Act ("QIBs"), (C) pursuant to the exemption from registration provided by Rule 144 under the Securities Act, or (D) to an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act that is not a QIB (an "Institutional Accredited Investor") which, in the case of (B) or (D) above, prior to such transfer, delivers to the Certificate Registrar under the Pooling and Servicing Agreement, dated as of _____ __, 20__ (the "Agreement"), by and among Sequoia Residential Funding, Inc., as Depositor, [ ], as Master Servicer, and [   ], as Securities Administrator, and [ ], as Trustee, a signed letter in the form of this letter; and we further agree, in the capacities stated above, to provide to any person purchasing any of the Restricted Certificates from us a notice advising such purchaser that resales of the Restricted Certificates are restricted as stated herein.

(2)   We understand that, in connection with any proposed resale of any Restricted Certificates to QIB, we will be required to furnish to the Certificate Registrar a certification from such transferee in the form hereof to confirm that the proposed sale is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. We further understand that the Restricted Certificates purchased by us will bear a legend to the foregoing effect.

(3)   We are acquiring the Restricted Certificates for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act. We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Restricted Certificates, and we and any account for which we are acting are each able to bear the economic risk of such investment.

(4)   We are a QIB and we are acquiring the Restricted Certificates purchased by us for our own account or for one or more accounts (each of which is a QIB) as to each of which we exercise sole investment discretion.

(5)   We have received such information as we deem necessary in order to make our investment decision.

(6)   If we are acquiring ERISA-Restricted Certificates, we understand that in accordance with ERISA, the Code and the Underwriter's Exemption, no Plan and no person acting on behalf of such a Plan may acquire such Certificate except in accordance with Section 3.03(d) of the Agreement.

Terms used in this letter which are not otherwise defined herein have the respective meanings assigned thereto in the Agreement.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

_____
[Purchaser]

By: _____
Name:
Title:

EXHIBIT F

FORM OF PURCHASER'S LETTER FOR
INSTITUTIONAL ACCREDITED INVESTOR

Date

Ladies and Gentlemen:

In connection with our proposed purchase of $_____ Class Principal Amount or Class Notional Amount, as applicable, of Sequoia Mortgage Trust 20__-_ Mortgage Pass-Through Certificates, Class [___], (the "Restricted Certificates"), we confirm that:

(1)   We understand that the Restricted Certificates have not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell any Restricted Certificates we will do so only (A) to the Depositor, (B) to "qualified institutional buyers" (within the meaning of Rule 144A under the Securities Act) in accordance with Rule 144A under the Securities Act ("QIBs"), (C) pursuant to the exemption from registration provided by Rule 144 under the Securities Act, or (D) to an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act that is not a QIB (an "Institutional Accredited Investor") which, prior to such transfer, delivers to the Certificate Registrar under the Pooling and Servicing Agreement, dated as of _____ __, 20__ (the "Agreement"), by and among Sequoia Residential Funding, Inc., as Depositor, [   ], as Master Servicer, [   ], as Securities Administrator and [   ], as Trustee, a signed letter in the form of this letter; and we further agree, in the capacities stated above, to provide to any person purchasing any of the Restricted Certificates from us a notice advising such purchaser that resales of the Restricted Certificates are restricted as stated herein.

(2)   We understand that, in connection with any proposed resale of any Restricted Certificates to an Institutional Accredited Investor, we will be required to furnish to the Certificate Registrar a certification from such transferee in the form hereof to confirm that the proposed sale is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. We further understand that the Restricted Certificates purchased by us will bear a legend to the foregoing effect.

(3)   We are acquiring the Restricted Certificates for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act. We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Restricted Certificates, and we and any account for which we are acting are each able to bear the economic risk of such investment.

(4)   We are an Institutional Accredited Investor and we are acquiring the Restricted Certificates purchased by us for our own account or for one or more accounts (each of which is an Institutional Accredited Investor) as to each of which we exercise sole investment discretion.

(5)   We have received such information as we deem necessary in order to make our investment decision.

(6)   If we are acquiring ERISA-Restricted Certificates, we understand that in accordance with ERISA, the Code and the Underwriter's Exemption, no Plan and no person acting on behalf of such a Plan may acquire such Certificate except in accordance with Section 3.03(d) of the Agreement.

F-1

Terms used in this letter which are not otherwise defined herein have the respective meanings assigned thereto in the Agreement.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

_____
[Purchaser]

By: _____
Name:
Title:

EXHIBIT G

FORM OF ERISA TRANSFER AFFIDAVIT

STATE OF NEW
YORK   )
)   ss.:
COUNTY OF   )
NEW YORK   )

The undersigned, being first duly sworn, deposes and says as follows:

1.   The undersigned is the _____ of _____ (the "Investor"), a [corporation duly organized] and existing under the laws of _____, on behalf of which he makes this affidavit.

2.   The Investor either (x) is not, and on _____ [date of transfer] will not be, an employee benefit plan or other retirement arrangement subject to Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), (collectively, a "Plan") or a person acting on behalf of any such Plan or investing the assets of any such Plan; (y) if the Certificate has been the subject of an ERISA-Qualifying Underwriting, (i) is acquiring and holding the Certificate in reliance on the Underwriter Exemption and understands that the Certificate must meet the Minimum ERISA Rating at the time of acquisition, or (ii) is an insurance company that is purchasing the Certificate with funds contained in an "insurance company general account" as defined in Section V(e) of Prohibited Transaction Class Exemption ("PTCE") 95-60 and the purchase and holding of the Certificate are covered under Sections I and III of PTCE 95-60; or (z) herewith delivers to the Certificate Registrar an opinion of counsel (a "Benefit Plan Opinion") satisfactory to the Certificate Registrar, the Depositor and the Trustee, and upon which the Certificate Registrar, the Trustee, the Master Servicer, the Depositor and the Securities Administrator shall be entitled to rely, to the effect that the purchase or holding of such Certificate by the Investor will not constitute or result in any non-exempt prohibited transactions under Title I of ERISA or Section 4975 of the Code and will not subject the Certificate Registrar or the Trustee to any obligation in addition to those undertaken by such entities in the Pooling and Servicing Agreement, dated as of _____ __, 20__ (the "Agreement"), by and among Sequoia Residential Funding, Inc., as Depositor, [   ], as Master Servicer, [   ], as Securities Administrator and [   ], as Trustee, by which opinion of counsel shall not be an expense of the Trust Fund or the above parties.

Capitalized terms used but not defined herein have the meanings given in the Agreement.

IN WITNESS WHEREOF, the Investor has caused this instrument to be executed on its behalf, pursuant to proper authority, by its duly authorized officer, duly attested, this _____ day of _____ 20___.

_____
[Investor]

By: _____
Name:
Title:

ATTEST:

G-1

STATE OF   )
)   ss.:
COUNTY OF   )

       Personally appeared before me the above-named _____, known or proved to me to be the same person who executed the foregoing instrument and to be the _____ of the Investor, and acknowledged that he executed the same as his free act and deed and the free act and deed of the Investor.

       Subscribed and sworn before me this _____ day of _____ 20___.

_____
NOTARY PUBLIC

My commission expires the
_____ day of _____ 20___.

EXHIBIT H-1

LIST OF PURCHASE AGREEMENTS

EXHIBIT H-2

LIST OF SERVICING AGREEMENTS

EXHIBIT I

ADDITIONAL DISCLOSURE NOTIFICATION

Additional Disclosure Notification

[   ], as securities administrator
[   ]
[   ]
Attention: [   ] – Sequoia Mortgage Trust 20__-_
Tax :

Sequoia Residential Funding, Inc.
Fax: 415-381-1773
Email: Sequoia.Notices@redwoodtrust.com

        Attn: Corporate Trust Services—Sequoia Mortgage Trust 20__-_, Mortgage Pass-Through Certificates, Series 20__-_—SEC REPORT PROCESSING

RE: **Additional Form [10-D][10-K][8-K] Disclosure** Required

Ladies and Gentlemen:

        In accordance with Section 6.21[(a)][(b)][(c)] of the Pooling and Servicing Agreement, dated as of _____ __, 20__ (the "Agreement"), by and among Sequoia Residential Funding, Inc., as Depositor, [ ], as Master Servicer, and [   ], as Securities Administrator, and [   ], as Trustee, with respect to Sequoia Mortgage Trust 20__-_ Mortgage Pass-Through Certificate, the undersigned, as [   ], hereby notifies you that certain events have come to our attention that [will] [may] need to be disclosed on Form [10-D][10-K][8-K].

        Description of Additional Form [10-D][10-K][8-K] Disclosure:

        List of any Attachments hereto to be included in the Additional Form [10-D][10-K][8-K] Disclosure:

        Any inquiries related to this notification should be directed to [   ], phone number: [   ]; email address: [   ].

[NAME OF PARTY],
as [role]

By: _____
Name:
Title:

I-1

EXHIBIT J

BACK-UP CERTIFICATE TO FORM 10-K CERTIFICATE

Sequoia Mortgage Trust 20__-_ (the "Trust")
Mortgage Pass-Through Certificates

Re: The Pooling and Servicing Agreement, dated as of _____ __, 20__ (the "Pooling and Servicing Agreement"), by and among Sequoia Residential Funding, Inc., as Depositor, [   ], as Master Servicer, and [   ], as Securities Administrator, and [   ], as Trustee with respect to Sequoia Mortgage Trust 20__-_ Mortgage Pass-Through Certificates.

I, _____, the _____ of [NAME OF COMPANY] (the "Company") certify to the Depositor and its officers, directors and affiliates, and with the knowledge and intent that they will rely upon this certification, that:

(1)   I have reviewed the annual report on Form 10-K for the fiscal year [____] (the "Annual Report"), and all reports on Form 10-D required to be filed in respect of period covered by the Annual Report (collectively with the Annual Report, the "Reports"), of the Trust Fund;

(2)   Based on my knowledge, (a) the Reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Annual Report, and (b) the Company's assessment of compliance and related attestation report referred to below, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by such assessment of compliance and attestation report;

(3)   Based on my knowledge, the distribution information required to be provided by the Company under the Pooling and Servicing Agreement has been provided to the Securities Administrator for inclusion in the Reports is included in the Reports;

(4)   I am responsible for reviewing the activities performed by the Company under the Pooling and Servicing Agreement, and based on my knowledge and the compliance review conducted in preparing the assessment of compliance of the Company required by the Pooling and Servicing Agreement, and except as disclosed in the Reports, the Company has fulfilled its obligations under the Pooling and Servicing Agreement in all material respects; and

(5)   The report on assessment of compliance with servicing criteria applicable to the Company for asset-backed securities of the Company and each Subcontractor utilized by the Company and the related attestation report on assessment of compliance with servicing criteria applicable to it required to be included in the Annual Report in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 have been included as an exhibit to the Annual Report. Any material instances of non-compliance are described in such report and have been disclosed in the Annual Report.

          In giving the certifications above, the Company has reasonably relied on information provided to it by the following unaffiliated parties: [names of servicer(s), master servicer, subservicer(s), custodian(s)]

Date:

By:_____

[Signature]
[Title]

EXHIBIT K

SERVICING CRITERIA TO BE ADDRESSED IN ASSESSMENT OF COMPLIANCE

The Assessment of Compliance to be delivered by the parties listed in the table below shall address, at a minimum, the criteria identified below as "Applicable Servicing Criteria" for each such party:

Regulation AB Reference	Servicing Criteria	Master Servicer	Securities Administrator	Custodian
	General Servicing Considerations			
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	**X**	**X**	
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	**X**		
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the pool assets are maintained.	**N/A**	**N/A**	**N/A**
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	**X**		
	Cash Collection and Administration			
1122(d)(2)(i)	Payments on pool assets are deposited into the appropriate bank collection accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	**X**	**X**	
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	**X**	**X**	
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.	**X**		
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of		**X**	

	over collateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.		
1122(d)(2)(v)	Each collection account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.	**X**	**X**
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	**N/A**	
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including collection accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	**X**	

Investor Remittances and Reporting			
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of pool assets serviced by the Servicer.	**X**	
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.		**X**
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records,	**X**	

	or such other number of days specified in the transaction agreements.				
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	X			
	Pool Asset Administration				
1122(d)(4)(i)	Collateral or security on pool assets is maintained as required by the transaction agreements or related pool asset documents.			X	
1122(d)(4)(ii)	Pool assets and related documents are safeguarded as required by the transaction agreements			X	
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	N/A	N/A	N/A	
1122(d)(4)(iv)	Payments on pool assets, including any payoffs, made in accordance with the related pool asset documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related pool asset documents.	N/A	N/A	N/A	
1122(d)(4)(v)	The Servicer's records regarding the pool assets agree with the Servicer's records with respect to an obligor's unpaid principal balance.	N/A	N/A	N/A	
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's pool assets (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.	N/A	N/A	N/A	
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.	N/A	N/A	N/A	
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a pool asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's	N/A	N/A	N/A	

	activities in monitoring delinquent pool assets including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).			
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for pool assets with variable rates are computed based on the related pool asset documents.	**N/A**	**N/A**	**N/A**
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's pool asset documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable pool asset documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related pool assets, or such other number of days specified in the transaction agreements.	**N/A**	**N/A**	**N/A**
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.	**N/A**	**N/A**	**N/A**
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the Servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.	**N/A**	**N/A**	**N/A**
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.	**N/A**	**N/A**	**N/A**
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	**X**		

1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	**N/A**	**N/A**	**N/A**

EXHIBIT L

ADDITIONAL FORM 10-D DISCLOSURE

ADDITIONAL FORM 10-D DISCLOSURE	
Item on Form 10-D	**Party Responsible**
Item 1: Distribution and Pool Performance Information	
Information included in the Distribution Date Statement	Master Servicer Securities Administrator
Any information required by 1121 which is NOT included on the Distribution Date Statement	Depositor
Item 1A: Asset-Level Information	
Information required by Item 1111 (Pool Assets) and Item 1125 (Schedule AL)	Securities Administrator
Item 1B: Asset Representations Reviewer and Investor Communication	
Information required by Item 1121(d) and (e) as applicable	Securities Administrator Asset Representations Reviewer
Item 2: Legal Proceedings Any legal proceeding pending against the following entities or their respective property, that is material to Certificateholders, including any proceedings known to be contemplated by governmental authorities:	
▪ Issuing Entity (Trust Fund)	Trustee, Master Servicer, Securities Administrator and Depositor
▪ Sponsor (Seller)	Seller (if a party to the Pooling and Servicing Agreement) or Depositor
▪ Depositor	Depositor
▪ Trustee	Trustee
▪ Securities Administrator	Securities Administrator
▪ Master Servicer	Master Servicer
▪ Custodian	Custodian
▪ Asset Representations Reviewer	Asset Representations Reviewer
▪ 1110(b) Originator	Depositor
▪ Any 1108(a)(2) Servicer (other than the Master	Servicer (as to itself)

Servicer or the Securities Administrator)	
▪ Any other party contemplated by 1100(d)(1)	Depositor
Item 3: Sale of Securities and Use of Proceeds Information from Item 2(a) of Part II of Form 10-Q: With respect to any sale of securities by the sponsor, depositor or issuing entity, that are backed by the same asset pool or are otherwise issued by the issuing entity, whether or not registered, provide the sales and use of proceeds information in Item 701 of Regulation S-K. Pricing information can be omitted if securities were not registered.	Depositor

ADDITIONAL FORM 10-D DISCLOSURE	
Item on Form 10-D	**Party Responsible**
Item 4: Defaults Upon Senior Securities Information from Item 3 of Part II of Form 10-Q: Report the occurrence of any Event of Default (after expiration of any grace period and provision of any required notice)	Securities Administrator Trustee
Item 5: Submission of Matters to a Vote of Security Holders Information from Item 4 of Part II of Form 10-Q	Securities Administrator Trustee
Item 6: Significant Obligors of Pool Assets Item 1112(b) – Significant Obligor Financial Information*	Depositor
*This information need only be reported on the Form 10-D for the distribution period in which updated information is required pursuant to the Item.	
Item 7: Change in Sponsor Interest in Securities Information required by Item 1124 with respect to the reporting period	Depositor
Item 8: Significant Enhancement Provider Information Item 1114(b)(2) – Credit Enhancement Provider Financial Information*	

▪ Determining applicable disclosure threshold	Depositor
▪ Requesting required financial information (including any required accountants' consent to the use thereof) or effecting incorporation by reference	Depositor
Item 1115(b) – Derivative Counterparty Financial Information*	
▪ Determining current maximum probable exposure	Depositor
▪ Determining current significance percentage	Depositor
▪ Requesting required financial information (including any required accountants' consent to the use thereof) or effecting incorporation by reference	Depositor
*This information need only be reported on the Form 10-D for the distribution period in which updated information is required pursuant to the Items.	

ADDITIONAL FORM 10-D DISCLOSURE	
Item on Form 10-D	**Party Responsible**
Item 9: Other Information Disclose any information required to be reported on Form 8-K during the period covered by the Form 10-D but not reported	Any party responsible for the applicable Form 8-K Disclosure item
Item 10: Exhibits	
Distribution Date Statement to Certificateholders	Securities Administrator
Exhibits required by Item 601 of Regulation S-K, such as material agreements	Depositor

EXHIBIT M

ADDITIONAL FORM 10-K DISCLOSURE

ADDITIONAL FORM 10-K DISCLOSURE	
Item on Form 10-K	**Party Responsible**
Item 1B: Unresolved Staff Comments	Depositor
Item 9B: Other Information Disclose any information required to be reported on Form 8-K during the fourth quarter covered by the Form 10-K but not reported	Any party responsible for disclosure items on Form 8-K
Item 15: Exhibits, Financial Statement Schedules	Securities Administrator Depositor
Reg AB Item 1112(b): Significant Obligors of Pool Assets	
*Significant Obligor Financial Information**	Depositor
*This information need only be reported on the Form 10-D for the distribution period in which updated information is required pursuant to the Item.	
Reg AB Item 1114(b)(2): Credit Enhancement Provider Financial Information	
▪ Determining applicable disclosure threshold	Depositor
▪ Requesting required financial information (including any required accountants' consent to the use thereof) or effecting incorporation by reference	Depositor
*This information need only be reported on the Form 10-D for the distribution period in which updated information is required pursuant to the Items.	
Reg AB Item 1115(b): Derivative Counterparty Financial Information	
▪ Determining current maximum probable exposure	Depositor
▪ Determining current significance percentage	Depositor
▪ Requesting required financial information (including any required accountants' consent to the use thereof) or effecting incorporation by reference	Depositor
*This information need only be reported on the Form 10-D for the distribution period in which updated information is required pursuant to the Items.	

ADDITIONAL FORM 10-K DISCLOSURE	
Item on Form 10-K	**Party Responsible**
Reg AB Item 1117: Legal Proceedings Any legal proceeding pending against the following entities or their respective property, that is material to Certificateholders, including any proceedings known to be contemplated by governmental authorities:	
▪ Issuing Entity (Trust Fund)	Trustee, Master Servicer, Securities Administrator and Depositor
▪ Sponsor (Seller)	Seller (if a party to the Pooling and Servicing Agreement) or Depositor
▪ Depositor	Depositor
▪ Trustee	Trustee
▪ Securities Administrator	Securities Administrator
▪ Master Servicer	Master Servicer
▪ Asset Representations Reviewer	Asset Representations Reviewer
▪ Custodian	Custodian
▪ 1110(b) Originator	Depositor
▪ Any 1108(a)(2) Servicer (other than the Master Servicer or the Securities Administrator)	Servicer (as to itself)
▪ Any other party contemplated by 1100(d)(1)	Depositor
Reg AB Item 1119: Affiliations and Relationships	
Whether (a) the Sponsor (Seller), Depositor or Issuing Entity is an affiliate of the following parties, and (b) to the extent known and material, any of the following parties are affiliated with one another:	Depositor as to (a) Sponsor/Seller as to (b)
▪ Master Servicer	Master Servicer
▪ Securities Administrator	Securities Administrator
▪ Trustee	Depositor/Sponsor as to (a) Trustee as to (b)
▪ Asset Representations Reviewer	Depositor Asset Representations Reviewer
▪ Any other 1108(a)(3) servicer	Servicer (as to itself)
▪ Any 1110 Originator	Depositor/Sponsor
▪ Any 1112(b) Significant Obligor	Depositor/Sponsor
▪ Any 1114 Credit Enhancement Provider	Depositor/Sponsor

▪ Any 1115 Derivative Counterparty Provider	Depositor/Sponsor
▪ Any other 1101(d)(1) material party	Depositor/Sponsor

ADDITIONAL FORM 10-K DISCLOSURE	
Item on Form 10-K	**Party Responsible**
Whether there are any "outside the ordinary course business arrangements" other than would be obtained in an arm's length transaction between (a) the Sponsor (Seller), Depositor or Issuing Entity on the one hand, and (b) any of the following parties (or their affiliates) on the other hand, that exist currently or within the past two years and that are material to a Certificateholder's understanding of the Certificates:	Depositor as to (a) Sponsor/Seller as to (b)
▪ Master Servicer	Master Servicer
▪ Securities Administrator	Securities Administrator
▪ Trustee	Depositor/Sponsor
▪ Asset Representations Reviewer	Depositor/Sponsor
▪ Any other 1108(a)(3) servicer	Servicer (as to itself)
▪ Any 1110 Originator	Depositor/Sponsor
▪ Any 1112(b) Significant Obligor	Depositor/Sponsor
▪ Any 1114 Credit Enhancement Provider	Depositor/Sponsor
▪ Any 1115 Derivative Counterparty Provider	Depositor/Sponsor
▪ Any other 1101(d)(1) material party	Depositor/Sponsor
Whether there are any specific relationships involving the transaction or the pool assets between (a) the Sponsor (Seller), Depositor or Issuing Entity on the one hand, and (b) any of the following parties (or their affiliates) on the other hand, that exist currently or within the past two years and that are material:	Depositor as to (a) Sponsor/Seller as to (b)
▪ Master Servicer	Master Servicer
▪ Securities Administrator	Securities Administrator
▪ Trustee	Depositor/Sponsor
▪ Any other 1108(a)(3) servicer	Servicer (as to itself)
▪ Any 1110 Originator	Depositor/Sponsor
▪ Any 1112(b) Significant Obligor	Depositor/Sponsor

▪ Any 1114 Credit Enhancement Provider	Depositor/Sponsor
▪ Any 1115 Derivative Counterparty Provider	Depositor/Sponsor
▪ Any other 1101(d)(1) material party	Depositor/Sponsor

EXHIBIT N

ADDITIONAL FORM 8-K DISCLOSURE

FORM 8-K DISCLOSURE INFORMATION	
Item on Form 8-K	**Party Responsible**
Item 1.01- Entry into a Material Definitive Agreement Disclosure is required regarding entry into or amendment of any definitive agreement that is material to the securitization, even if depositor is not a party. Examples: servicing agreement, custody agreement. Note: disclosure not required as to definitive agreements that are fully disclosed in the prospectus	All parties (as to themselves)
Item 1.02- Termination of a Material Definitive Agreement Disclosure is required regarding termination of any definitive agreement that is material to the securitization (other than expiration in accordance with its terms), even if depositor is not a party. Examples: servicing agreement, custody agreement.	All parties (as to themselves)
Item 1.03- Bankruptcy or Receivership Disclosure is required regarding the bankruptcy or receivership, with respect to any of the following:	Depositor
▪ Sponsor (Seller)	Depositor/Sponsor (Seller)
▪ Depositor	Depositor
▪ Master Servicer	Master Servicer
▪ Asset Representations Reviewer	Asset Representations Reviewer
▪ Affiliated Servicer	Master Servicer
▪ Other Servicer servicing 20% or more of the pool assets at the time of the report	Servicer (as to itself)
▪ Other material servicers	Servicer (as to itself)
▪ Trustee	Trustee
▪ Securities Administrator	Securities Administrator
▪ Significant Obligor	Depositor

FORM 8-K DISCLOSURE INFORMATION	
Item on Form 8-K	**Party Responsible**
▪ Credit Enhancer (10% or more)	Depositor
▪ Derivative Counterparty	Depositor
▪ Custodian	Custodian
Item 2.04- Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement Includes an early amortization, performance trigger or other event, including event of default, that would materially alter the payment priority/distribution of cash flows/amortization schedule. Disclosure will be made of events other than waterfall triggers which are disclosed in the Distribution Date Statements to the certificateholders.	Depositor Master Servicer Securities Administrator
Item 3.03- Material Modification to Rights of Security Holders Disclosure is required of any material modification to documents defining the rights of Certificateholders, including the Pooling and Servicing Agreement.	Securities Administrator Depositor
Item 5.03- Amendments of Articles of Incorporation or Bylaws; Change of Fiscal Year Disclosure is required of any amendment "to the governing documents of the issuing entity".	Depositor
Item 6.01- ABS Informational and Computational Material	Depositor
Item 6.02- Change of Servicer or Securities Administrator Requires disclosure of any removal, replacement, substitution or addition of any master servicer, affiliated servicer, other servicer servicing 10% or more of pool assets at time of report, other material servicers or trustee.	Master Servicer/Securities Administrator/Depositor/ Servicer (as to itself)/Trustee
Reg AB disclosure about any new servicer or master servicer is also required.	Servicer (as to itself)/Master Servicer/Depositor
Reg AB disclosure about any new Trustee is also required.	Depositor/Trustee

FORM 8-K DISCLOSURE INFORMATION	
Item on Form 8-K	**Party Responsible**
Item 6.03- Change in Credit Enhancement or External Support Covers termination of any enhancement in manner other than by its terms, the addition of an enhancement, or a material change in the enhancement provided. Applies to external credit enhancements as well as derivatives.	Depositor/Securities Administrator
Reg AB disclosure about any new enhancement provider is also required.	Depositor
Item 6.04- Failure to Make a Required Distribution	Securities Administrator
Item 6.05- Securities Act Updating Disclosure If any material pool characteristic differs by 5% or more at the time of issuance of the securities from the description in the final prospectus, provide updated Reg AB disclosure about the actual asset pool.	Depositor
If there are any new servicers or originators required to be disclosed under Regulation AB as a result of the foregoing, provide the information called for in Items 1108 and 1110 respectively.	Depositor
Item 7.01- Reg FD Disclosure	All parties (as to themselves)
Item 8.01- Other Events Any event, with respect to which information is not otherwise called for in Form 8-K, that the registrant deems of importance to certificateholders.	Depositor
Item 9.01- Financial Statements and Exhibits	Responsible party for reporting/disclosing the financial statement or exhibit

EXHIBIT O

FORM OF CERTIFICATION FOR NRSROs AND DEPOSITOR
[Date]

[Securities Administrator Address]

Attention: Corporate Trust Services – SEMT 201__-_

Attention: Sequoia Mortgage Trust 201__-_,
                   Mortgage Pass-Through Certificates, Series 201__-_

        In accordance with the requirements for obtaining certain information pursuant to the Pooling and Servicing Agreement, dated as of _____ __, 20__ (the "Pooling and Servicing Agreement"), by and among Sequoia Residential Funding, Inc., as Depositor, [   ], as Master Servicer, [ ], as Securities Administrator, and [   ], as Trustee with respect to the above-referenced certificates (the "Certificates"), the undersigned hereby certifies and agrees as follows:

        With respect to any Nationally Recognized Statistical Rating Organization ("NRSRO"):

    1. The undersigned, an NRSRO, has provided the Depositor with the appropriate certifications under Exchange Act Rule 17g-5(e).
    2. The undersigned has access to the Depositor's 17g-5 website, and any confidentiality agreement applicable to the undersigned with respect to information obtained from the Depositor's 17g-5 website shall also be applicable to information obtained from the Rule 17g-5 Website.
    3. The undersigned shall be deemed to have recertified to the provisions herein each time it accesses any information on the Rule 17g-5 Website maintained by the Securities Administrator.

        With respect to the Depositor:

    1. The undersigned is the Depositor under the Pooling and Servicing Agreement.

Capitalized terms used but not defined herein shall have the respective meanings assigned thereto in the Pooling and Servicing Agreement.

BY ITS CERTIFICATION HEREOF, the undersigned has made the representations above and shall be deemed to have caused its name to be signed hereto by its duly authorized signatory, as of the date certified.

EXHIBIT P

FORM OF EXCHANGE NOTICE

[CERTIFICATEHOLDER'S LETTERHEAD]

[DATE]

[Securities Administrator Address]

Re: Sequoia Mortgage Trust 201__-_
          Mortgage Pass-Through Certificates

Ladies and Gentlemen:

      Pursuant to the terms of the Pooling and Servicing Agreement, dated as of _____ __, 20__ , (the "Agreement"), by and among Sequoia Residential Funding, Inc., as Depositor, [   ], as Master Servicer, [   ], as Securities Administrator, and [   ], as Trustee, we hereby present and surrender the certificates specified on Annex I attached hereto for exchange, and transfer, assign, set over and otherwise convey to the Securities Administrator, all of our right, title and interest in and to such certificates, including all payments of interest thereon received after [insert date of exchange], in exchange for the certificates to be received as specified on Annex I attached hereto.

      We agree that upon such exchange the portions of the certificates surrendered for exchange shall be deemed cancelled and replaced by the certificates received in exchange therefor. We confirm that we have paid a fee calculated in accordance with Section 3.10 of the Agreement.

                                  Very truly yours,
                                  [NAME OF TRANSFEREE]

                                  By:_____
                                  Authorized Officer
                                  Email Address:

                                  [MEDALLION STAMP GUARANTEE]

Acknowledged by:

CITIBANK, N.A.,
as Securities Administrator

By: _____
Name:
Title:

Annex I to Exhibit P

EXCHANGE CERTIFICATES

Certificates submitted for exchange				Certificates to be received from exchange			Certificateholder's Common Depository Participant Number	Proposed Exchange Date
Certificate(s)	Outstanding Certificate Principal (or Certificate Notional) Amount	CUSIP Number	Percentage Interest	Certificate(s)	Outstanding Certificate Principal (or Certificate Notional) Amount	CUSIP Number		

EXHIBIT Q

PERMITTED EXCHANGES

Combination	Initial Exchangeable	Initial Class Principal or Class Notional Amount ($)[1]	CUSIP	Exchangeable	Initial Class Principal Amount ($)[1]	CUSIP
1	A-[ ]	$		A-[ ]	$	
	A-IO[ ]	$[2]				
2	A-[ ]	$		A-[ ]	$	
	A-[ ]	$				
	A-[ ]	$				
	A-IO[ ]	$[2]				
3	A-[ ]	$		A-[ ]	$	
	A-[ ]	$				
	A-IO[ ]	$[2]				

(1) Initial Exchangeable Certificates and Exchangeable Certificates in any combination shown above may be exchanged only in the proportion that the maximum initial Class Principal Amounts (or notional amounts) of such certificates bear to one another as shown above.

SCHEDULE A

MORTGAGE LOAN SCHEDULE

EXHIBIT 4.2

SEQUOIA MORTGAGE TRUST 20[ ]-[ ]
MORTGAGE PASS-THROUGH CERTIFICATES

FORM OF MORTGAGE LOAN PURCHASE AND SALE AGREEMENT

Between

REDWOOD RESIDENTIAL ACQUISITION CORPORATION,

and

SEQUOIA RESIDENTIAL FUNDING, INC.

dated as of [   ]

MORTGAGE LOAN PURCHASE AND SALE AGREEMENT

This Mortgage Loan Purchase and Sale Agreement (the "Agreement") is made as of [   ], by and between Redwood Residential Acquisition Corporation, a Delaware corporation ("RRAC"), and Sequoia Residential Funding, Inc., a Delaware corporation ("Sequoia").

WHEREAS, the parties hereto desire to provide for the purchase and sale of the Mortgage Loans on the date hereof (the "Closing Date") in accordance with the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties in consideration of good and valuable and fair consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, hereby agree as follows:

Section 1.   Representations and Warranties of RRAC and Sequoia. RRAC and Sequoia, each as to itself and not the other, hereby represents, warrants and agrees for the benefit of the other party that:

(a)   Authorization. The execution, delivery and performance of this Agreement by it are within its respective powers and have been duly authorized by all necessary action on its part.

(b)   No Conflict. The execution, delivery and performance of this Agreement will not violate or conflict with (i) its charter or bylaws, (ii) any resolution or other corporate action by it, or (iii) any decisions, statutes, ordinances, rulings, directions, rules, regulations, orders, writs, decrees, injunctions, permits, certificates or other requirements of any court or other governmental or public authority in any way applicable to or binding upon it, and will not result in or require the creation, except as provided in or contemplated by this Agreement, of any lien, mortgage, pledge, security interest, charge or encumbrance of any kind upon the Mortgage Loans.

(c)   Binding Obligation. This Agreement has been duly executed by it and is its legally valid and binding obligation, enforceable against it in accordance with this Agreement's terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, and by general principles of equity.

Section 2.   Additional Representations, Warranties and Agreements of RRAC.

(a)   Title and Mortgage Loan Schedule. RRAC represents and warrants to, and agrees with, Sequoia that (i) on the Closing Date, RRAC will have good, valid and marketable title to the mortgage loans identified on Schedule A hereto (the "Mortgage Loans"), in each case free and clear of all liens, mortgages, deeds of trust, pledges, security interests, charges, encumbrances or other claims; (ii) upon transfer to Sequoia, Sequoia will receive good, valid and marketable title to all of the Mortgage Loans, in each case free and clear of any liens, mortgages, deeds of trust, pledges, security interests, charges, encumbrances or other claims; and (iii) as of the date on which RRAC purchased such Mortgage Loan from [List Originators] (each, an "Originator"), the information set forth in the Mortgage Loan Schedule in the fields identified as "Document Type," "Monthly Income" and "Assets Verified" is complete, true and correct in all material respects.

(b)   Additional Representations. RRAC represents and warrants to, and agrees with, Sequoia that, as of the Closing Date:

(i)   As to each Mortgage Loan, the lien of the Mortgage is free and clear of all adverse claims, liens and encumbrances having priority over the first lien of the Mortgage subject only to (1) the lien of non-delinquent current real property taxes and assessments not yet due and payable, (2) covenants, conditions and restrictions, rights of way, easements and other matters of the public record as of the date of recording which are acceptable to mortgage lending institutions generally and which do not adversely affect the appraised value of the Mortgaged Property as set forth in such appraisal and (3) other matters to which like properties are commonly subject which do not materially interfere with the benefits of the security intended to be provided by the Mortgage or the use, enjoyment, value or marketability of the related Mortgaged Property.

(ii)   To the actual knowledge of RRAC, each Mortgage Loan constitutes a "qualified mortgage" under Section 860G(a)(3)(A) of the Code and Treasury Regulation Section 1.860-2(a)(1).

(iii)   As of the Closing Date, the most recent FICO score listed on the Mortgage Loan Schedule was no more than four months old.

(iv)   As to each Mortgage Loan transferred to RRAC pursuant to [   ], no Mortgage Loan is subject to a lost note affidavit.

(v)   As to each Mortgage Loan, with respect to any hazard or mortgage insurance covering such a Mortgage Loan and the related Mortgaged Property, the Originator has not engaged in, and RRAC has no knowledge of the Mortgagor's having engaged in any act or omission that would impair the coverage of any such policy, the benefits of the endorsement, or the validity and binding effect of either, including without limitation, no unlawful fee, commission, kickback, or other unlawful compensation or value of any kind as has been or will be received, retained or realized by any attorney, firm or other person or entity, and no such unlawful items have been received, retained or realized by the Originator.

(vi)   As to each Mortgage Loan subject to the Flow Mortgage Loan Sale and Servicing Agreement dated as of [   ], between RRAC and [Originator Name], as amended by the Assignment, Assumption and Recognition Agreement dated [ ] among RRAC, Sequoia, the Trustee and [Originator Name] (the "[Originator

2

Name] Agreement"), no fraud or material error, omission, misrepresentation, negligence or similar occurrence with respect to a Mortgage Loan has taken place on the part of the Originator, any correspondent or mortgage broker involved in the origination of such Mortgage Loan, the Mortgagor, or any appraiser or other party involved in the origination of the Mortgage Loan or in the application of any insurance in relation to such Mortgage Loan.

(vii)   As to each Mortgage Loan subject to the [Originator Name] Agreement, the servicing of such Mortgage Loan prior to the Closing Date complied in all material respects with all then-applicable federal, state and local laws.

(viii)   As to each Mortgage Loan that is secured by a long-term residential lease (a "Lease"):

(A)   The terms of the Lease expressly permit the mortgaging of the leasehold estate, the assignment of the Lease without the lessor's consent (or the lessor's consent has been obtained and is in the Mortgage File), and the acquisition by the holder of the Mortgage of the rights of the lessee upon foreclosure or assignment in lieu of foreclosure or provide the holder of the Mortgage with substantially similar protection.

(B)   The terms of the Lease do not allow the termination thereof upon the lessee's default without the holder of the Mortgage being entitled to receive written notice, and opportunity to cure, such default or prohibit the holder of the Mortgage from being insured under the hazard insurance policy related to the Mortgaged Property.

(C)   The original term of the Lease is not less than 15 years and the Lease does not terminate by its terms prior to at least five years from the maturity date of the Mortgage Loan.

(D)   The Mortgaged Property is located in a jurisdiction in which the use of leasehold estates for residential properties is an accepted practice.

(ix)   As to each Mortgage Loan subject to the Huntington Agreement, there is no homestead or other exemption available to the Mortgagor which would interfere with the right to sell the Mortgaged Property at a trustee's sale or the right to foreclose on the Mortgage.

(c)   Security Interest Matters. RRAC hereby represents and warrants for the benefit of Sequoia and the Trustee (as defined in the Pooling and Servicing Agreement, dated as of [date] (as in effect on the date of execution hereof, the "Pooling and Servicing Agreement") among Sequoia, as depositor, [Master Servicer Name], as master servicer, [Securities Administrator Name], as securities administrator, and [Trustee Name], as trustee) (as assignee of Sequoia): (i) Section 5 of this Agreement creates a valid and continuing security interest (as defined in the applicable UCC) in the Mortgage Loans in favor of Sequoia, which security interest is prior to all other Liens, and is enforceable as such as against creditors of and purchasers from RRAC; (ii) the Mortgage Notes constitute "instruments" within the meaning of the applicable UCC; (iii) RRAC, immediately prior to its transfer of Mortgage Loans under this Agreement, will own and have good, valid and marketable title to the Mortgage Loans free and clear of any Lien, claim or encumbrance of any Person; (iv) RRAC has received all consents and approvals required by the terms of the Mortgage Loans to the sale of the Mortgage Loans hereunder to Sequoia; (v) all original executed copies of each Mortgage Note that constitute or evidence the Mortgage Loans have been delivered to the Custodian (as assignee of Sequoia); (vi) RRAC has received a written acknowledgment from the Custodian that such Custodian is holding the Mortgage Notes that constitute or evidence the Mortgage Loans solely on behalf and for the benefit of Sequoia or its assignee; (vii) other than the ownership or security interest granted to Sequoia pursuant to this Agreement and security interests granted to lenders which will be automatically released on the Closing Date, RRAC has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the Mortgage Loans; RRAC has not authorized the filing of and is not aware of any financing statements against it that include a description of collateral covering the Mortgage Loans other than any financing statement relating to the ownership or security interest granted to Sequoia hereunder or that will be automatically released upon the sale to Sequoia; (viii) RRAC is not aware of any judgment or tax lien filing against itself; and (ix) none of the Mortgage Notes that constitute or evidence the Mortgage Loans have any marks or notations indicating that they have been pledged, assigned or otherwise conveyed to any Person other than Sequoia.

(d)   _Cure, Repurchase or Substitution Obligation_. In the event of a breach of any of the representations and warranties of RRAC specified in this Section 2 that materially adversely affects the value of a Mortgage Loan or the interest therein of the Certificateholders (as assignees of Sequoia), RRAC will cure the breach, or repurchase or substitute for such Mortgage Loan or make an indemnification payment with respect thereto pursuant to Section 2.04 of the Pooling and Servicing Agreement and Section 3 below.

In the event of a breach of any of the representations and warranties of an Originator under any of the Purchase Agreements specified on Schedule B hereto that materially and adversely affects the value of a Mortgage Loan or the interest therein of the Certificateholders (as assignees of Sequoia), if the applicable Originator is unable to cure, repurchase or substitute the related Mortgage Loan or make an indemnification payment with respect thereto pursuant to the terms of the applicable Purchase Agreement because such Originator is the subject of a Bankruptcy or insolvency proceeding or no longer in existence, then RRAC will cure the breach or repurchase or substitute such Mortgage Loan, or make an indemnification payment with respect thereto, pursuant to Section 2.04 of the Pooling and Servicing Agreement and Section 3 below.

4

Section 3.   Arbitration and Representations and Warranties of RRAC with respect to the Period of Time Since Each Originator Sold Mortgage Loans.

(a)   RRAC hereby covenants and agrees that, if a breach of any representation and warranty set forth in Purchase Agreements with respect to the characteristics of a Mortgage Loan exists on the date hereof that materially and adversely affects the value of any Mortgage Loan or the interest of Sequoia in any Mortgage Loan and such breach did not exist as of the date that RRAC purchased such Mortgage Loan, RRAC shall have a period of 60 days from the earlier of either discovery or receipt of written notice from Sequoia to RRAC of such breach within which to correct or cure such breach.   Each determination as to whether there has been such a breach shall be conducted on a Mortgage Loan-by-Mortgage Loan basis.   RRAC hereby covenants and agrees that if any breach cannot be corrected or cured within such 60 day period, then, at RRAC's option, RRAC shall (i) repurchase the related Mortgage Loan at the Repurchase Price, (ii) substitute a mortgage loan for the defective Mortgage Loan in accordance with the applicable Purchase Agreement or (iii) make an indemnification payment in an amount equal to the reduction in value of such Mortgage Loan as a result of such breach not later than 90 days after its discovery or receipt of notice of such breach and in the case of (i) or (iii) above, by wire transfer of immediately available funds to such account as Sequoia shall specify to RRAC.

(b)   RRAC and Sequoia agree that if any controversy or claim arising out of or relating to an obligation or alleged obligation of RRAC to repurchase a Mortgage Loan or Mortgage Loans pursuant to Section 2(d) or Section 3(a) is not resolved by the end of the 180 day period commencing on the date that RRAC receives a repurchase request, such controversy or claim shall be resolved, at Sequoia's discretion, by either mediation or Arbitration administered by the American Arbitration Association, and all matters with respect to which Arbitration has been commenced in any such month shall be heard in a single Arbitration in the immediately following month or as soon as practicable thereafter; and provided further that if any Arbitration arising out of or relating to an obligation or alleged obligation of an Originator to repurchase a Mortgage Loan relating to the same representation and warranty has commenced and is continuing, then such Arbitration shall be joined with the Arbitration commenced hereunder.

(c)   To commence Arbitration, Sequoia shall deliver written notice to RRAC that it has elected to pursue Arbitration in accordance with this Section 3, provided that if RRAC has not responded to Sequoia's notification of a breach of a representation and warranty, Sequoia shall not commence Arbitration with respect to that breach before 60 days following such notification in order to provide RRAC with an opportunity to respond to such notification.   Within 10 Business Days after a party has provided notice that it has elected to pursue Arbitration, each party may submit the names of one or more proposed Arbitrators to the other party in writing.   If the parties have not agreed on the selection of an Arbitrator within five Business Days after the first such submission, then the party commencing Arbitration shall, within the next 5 Business Days, notify the American Arbitration Association in New York, New York and request that it appoint a single Arbitrator with experience in arbitrating disputes arising in the financial services industry.

(d)   It is the intention of the parties that Arbitration shall be conducted in as efficient and cost-effective a manner as is reasonably practicable, without the burden of discovery. Accordingly, the Arbitrator will resolve the dispute on the basis of a review of the written correspondence between the parties (including any supporting materials attached to such correspondence) conveyed by the parties to each other in connection with the dispute prior to the delivery of notice to commence Arbitration; however, upon a showing of good cause, a party may request the Arbitrator to direct the production of such additional information, evidence and/or documentation from the parties that the Arbitrator deems appropriate. If requested by the Arbitrator or any party, any hearing with respect to an Arbitration shall be conducted by video conference or teleconference, except upon the agreement of both parties or the request of the Arbitrator.

(e)   The finding of the Arbitrator shall not be final and binding upon the parties. The Arbitrator shall determine the allocation of any dispute resolution fees. Each party, however, shall bear its own attorney's fees and costs in connection with the Arbitration.

(f)   The following capitalized terms shall have the meaning specified below:

Arbitration: Arbitration in accordance with the then governing Commercial Arbitration Rules of the American Arbitration Association ("AAA") and administered by the AAA, which shall be conducted in New York, New York or other place mutually acceptable to the parties to the arbitration.

Arbitrator: A person who is not affiliated with RRAC, Sequoia or any Originator, who is a member of the American Arbitration Association.

Repurchase Price: With respect to any Mortgage Loan, a price equal to (i) the unpaid principal balance of such Mortgage Loan plus (ii) interest on such unpaid principal balance at the mortgage interest rate from and including the last Due Date through which interest has been paid by or on behalf of the Mortgagor up to the Due Date following the date of repurchase, minus (iii) amounts received in respect of such repurchased Mortgage Loan which are being held in the Collection Account for distribution in connection with such Mortgage Loan.

Section 4.   Conveyance of Mortgage Loans.

(a)   Mortgage Loans. In return for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, RRAC, concurrently with the execution and delivery hereof, hereby sells, transfers, assigns, sets over and otherwise conveys to Sequoia, without recourse, all of RRAC's right, title and interest in and to the Mortgage Loans, including the related Mortgage Documents and all principal and interest

6

received by RRAC on or with respect to the Mortgage Loans after [date] (the "Cut-off Date") (other than Scheduled Payments due on or before such date), and all such payments due after such date but received on or prior to such date and intended by the related Mortgagors to be applied after such date, all insurance policies with respect to the Mortgage Loans, and all proceeds of the foregoing.

Sequoia shall pay the purchase price for the Mortgage Loans by delivering to RRAC on the Closing Date cash in an amount mutually agreed upon by RRAC and Sequoia.

On or prior to the Closing Date, RRAC shall deliver or cause to be delivered to Sequoia or, at Sequoia's direction, to the Custodian, the Trustee Mortgage File for each Mortgage Loan in the manner set forth in Article 3 of the Custodial Agreement as in effect on the date of execution hereof, by and among [Custodian Name], as custodian, RRAC, as seller, Sequoia, as depositor, and [Trustee Name], as trustee.

(b)   Limited Remedies. Sequoia acknowledges and agrees that it shall have no recourse to RRAC with respect to any Defective Mortgage Loan except as provided in Section 2(d) and Section 3 and that Sequoia's remedies with respect to any other Defective Mortgage Loans shall be exercised with respect to the Originator of such Defective Mortgage Loan as set forth in the applicable Purchase Agreement.

Section 5.   Intention of Parties. The conveyance of the Mortgage Loans and all other property hereunder by RRAC as contemplated hereby is absolute and is intended by the parties to constitute a sale of the Mortgage Loans and such other property by RRAC to Sequoia. It is, further, not intended that such conveyance be the grant of a security interest to secure a loan or other obligation. However, in the event that, notwithstanding the intent of the parties, the Mortgage Loans and the other property described in Section 4(a) are held to be the property of RRAC, or if for any other reason this Agreement is held or deemed to create a security interest in the Mortgage Loans and such other property, then this Agreement shall constitute a security agreement, and the conveyance provided for in Section 4(a) shall be deemed to be a grant by RRAC to Sequoia of, and RRAC hereby grants to Sequoia, to secure all of RRAC's obligations hereunder, a security interest in all of RRAC's right, title and interest, whether now owned or hereafter acquired, in and to (i) the Mortgage Loans, including the Mortgage Notes, the Mortgages, and the right to all payments of principal and interest received on or with respect to the Mortgage Loans after the Cut-off Date (other than Scheduled Payments due on or before such date), and all such payments due after such date but received on or prior to such date and intended by the related Mortgagors to be applied after such date, (ii) all of RRAC's right, title and interest, if any, in and to all amounts from time to time credited to and the proceeds of any Custodial Accounts or any Escrow Account established with respect to the Mortgage Loans, (iii) with respect to the Mortgage Loans, to the extent set forth in the applicable Purchase Agreement, the [Originator Name] Agreement or the Flow Mortgage Loan Servicing Agreement, dated [date], between RRAC and [Servicer Name], as amended on [date] and as further amended by the Assignment, Assumption and Recognition Agreement, dated [   ], by and among RRAC, Sequoia, the Trustee and [Servicer Name] (the "[Servicer Name] Agreement"), RRAC's rights and obligations under the applicable Purchase Agreement, the [Originator Name] Agreement or the [Servicer] Agreement, (iv) all of RRAC's right, title and interest, if any, in REO Property and the proceeds thereof, (v) all of RRAC's rights under any Insurance Policies related to the Mortgage Loans, (vi) RRAC's security interest in any collateral pledged to secure the Mortgage Loans, including the Mortgaged Properties, and (vii) all proceeds of the conversion, voluntary or involuntary, of any of the foregoing into cash or other liquid assets, including, without limitation, all Insurance Proceeds, Liquidation Proceeds and condemnation awards.

RRAC and Sequoia shall, to the extent consistent with this Agreement, take such actions as may be necessary to ensure that, if this Agreement were deemed to create a security interest in the Mortgage Loans, such security interest would be deemed to be a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of this Agreement. RRAC shall arrange for filing any Uniform Commercial Code financing statements and continuation statements in connection with such security interest.

Section 6. Termination.

Notwithstanding any termination of this Agreement or the completion of all sales contemplated hereby, the representations, warranties and agreements in Sections 1 and 2 hereof shall survive and remain in full force and effect.

Section 7. Miscellaneous.

(a) Amendments, Etc. No rescission, modification, amendment, supplement or change of this Agreement shall be valid or effective unless in writing and signed by all of the parties to this Agreement. No amendment of this Agreement may modify or waive the representations, warranties and agreements set forth in Sections 1 and 2 hereof.

(b) Binding Upon Successors, Etc. This Agreement shall bind and inure to the benefit of and be enforceable by RRAC and Sequoia, and the respective successors and assigns thereof. The parties hereto acknowledge that Sequoia is acquiring the Mortgage Loans for the purpose of selling, transferring, assigning, setting over and otherwise conveying them to the Trustee, pursuant to the Pooling and Servicing Agreement. RRAC acknowledges and consents to the assignment to the Trustee by Sequoia of all of Sequoia's rights against RRAC hereunder in respect of the Mortgage Loans sold to Sequoia and that the enforcement or exercise of any right or remedy against RRAC hereunder by the Trustee or to the extent permitted under Section 2.04 of the Pooling and Servicing Agreement shall have the same force and effect as if enforced and exercised by Sequoia directly.

(c)   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

(d)   Governing Law. This Agreement and all questions relating to its validity, interpretation, performance and enforcement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of New York notwithstanding any law, rule, regulation, or other conflict-of-law provisions to the contrary.

(e)   Headings. The headings of the several parts of this Agreement are inserted for convenience of reference and are not intended to be a part of or affect the meaning or interpretation of this Agreement.

(f)   Definitions. Capitalized terms not otherwise defined herein have the meanings ascribed to such terms (i) in the Pooling and Servicing Agreement as in effect on the date of execution hereof or (ii) in Schedule B hereto.

(g)   Nonpetition Covenant. Until one year plus one day shall have elapsed since the termination of the Pooling and Servicing Agreement in accordance with its terms, RRAC shall not petition or otherwise invoke the process of any court or government authority for the purpose of commencing or sustaining a case against Sequoia under any federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of Sequoia or any substantial part of its property, or ordering the winding up or liquidation of the affairs of Sequoia.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, each party has caused this Mortgage Loan Purchase and Sale Agreement to be executed by its duly authorized officer or officers as of the day and year first above written.

REDWOOD RESIDENTIAL ACQUISITION CORPORATION

By: _____

Name: _____

Title: _____

SEQUOIA RESIDENTIAL FUNDING, INC.

By: _____

Name: _____

Title: _____

SCHEDULE A
MORTGAGE LOAN SCHEDULE

SCHEDULE B
CERTAIN ORIGINATOR PURCHASE AGREEMENTS

EXHIBIT 5.1

June 25, 2015

Sequoia Residential Funding, Inc.
One Belvedere Place
Mill Valley, California 94941

Re: Sequoia Residential Funding, Inc.
        Registration Statement on Form SF-3

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form SF-3, filed by Sequoia Residential Funding, Inc., a Delaware corporation (the "Registrant"), with the Securities and Exchange Commission (the "Registration Statement"), in connection with the registration on Form SF-3 under the Securities Act of 1933, as amended (the "Act") of its mortgage pass-through certificates (the "Certificates"). The Certificates are issuable in series (each, a "Series"). The Certificates of each Series will be issued pursuant to documentation more particularly described in the prospectus relating to such Series, a form of which has been included as part of the Registration Statement (the "Issuing Documentation"). The Certificates of each Series are to be sold as set forth in the Registration Statement, any amendment thereto, and the prospectus relating to such Series.

We have examined such instruments, documents and records as we deemed relevant and necessary as a basis of our opinion hereinafter expressed. In such examination, we have assumed the following: (a) the authenticity of original documents and the genuineness of all signatures; (b) the conformity to the originals of all documents submitted to us as copies; and (c) with respect to factual information, the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates we have reviewed.

Based on such examination, we are of the opinion that when the issuance of each Series of Certificates has been duly authorized by appropriate corporate action and the Certificates of such Series have been duly executed and delivered in accordance with the related Issuing Documentation relating to such Series and sold, the Certificates will be legally issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name wherever appearing in the Registration Statement and the prospectus contained therein. In giving such consent, we do not consider that we are "experts," within the meaning of the term as used in the Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this opinion, as an exhibit or otherwise.

Very truly yours,

ORRICK, HERRINGTON & SUTCLIFFE LLP

EXHIBIT 8.1

June 25, 2015

Sequoia Residential Funding, Inc.
One Belvedere Place
Mill Valley, California 94941

Re: Sequoia Residential Funding, Inc.
        Registration Statement on Form SF-3   _

Ladies and Gentlemen:

We have advised Sequoia Residential Funding, Inc. (the "Registrant") with respect to certain federal income tax aspects of the issuance by the Registrant of its mortgage pass-through certificates (the "Certificates"), each issuable in series (each, a "Series"). Such advice conforms to the description of selected federal income tax consequences to holders of the Certificates that appears under the heading "Material Federal Income Tax Consequences" in the prospectus (the "Prospectus") forming a part of the Registration Statement on Form SF-3 (the "Registration Statement") as filed by the Registrant with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"). Such description does not purport to discuss all possible income tax ramifications of the proposed issuance, but with respect to those tax consequences which are discussed, in our opinion the description, to the extent that it constitutes matters of law or legal conclusions, is correct in all material respects. To the extent that such description explicitly states our opinion, we hereby confirm and adopt such opinion herein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name wherever appearing in the Registration Statement and the Prospectus contained therein. In giving such consent, we do not consider that we are "experts," within the meaning of the term as used in the Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this opinion as an exhibit or otherwise.

This letter is based on the facts and circumstances set forth in the Prospectus and in the other documents reviewed by us. Our opinion as to the matters set forth herein could change with respect to a particular Series as a result of changes in facts and circumstances, changes in the terms of the documents reviewed by us, or changes in the law subsequent to the date hereof. As the Registration Statement contemplates Series with numerous different characteristics, the particular characteristics of each Series must be considered in determining the applicability of this opinion to a particular Series.



ORRICK

In rendering the foregoing opinion, we express no opinion as to the laws of any jurisdiction other than the federal income tax laws of the United States of America.

Very truly yours,

ORRICK, HERRINGTON & SUTCLIFFE LLP

EXHIBIT 10.1

FORM OF FLOW MORTGAGE LOAN SERVICING AGREEMENT

between

[SERVICER],
as Servicer,

and

REDWOOD RESIDENTIAL ACQUISITION CORPORATION,
as Owner

_____ __, 20__

Residential Mortgage Loans

TABLE OF CONTENTS

EXHIBITS

EXHIBIT 1	FORM OF SERVICER ACKNOWLEDGEMENT
EXHIBIT 2	FORM OF NOTICE OF SALE OF OWNERSHIP OF MORTGAGE LOAN
EXHIBIT 3	TRANSFER INSTRUCTIONS
ADDENDUM I	REGULATION AB COMPLIANCE ADDENDUM
ADDENDUM II	ASSIGNMENT, ASSUMPTION AND RECOGNITION AGREEMENT

FLOW MORTGAGE LOAN SERVICING AGREEMENT

THIS FLOW MORTGAGE LOAN SERVICING AGREEMENT (the "Agreement"), dated _____ __, 20__ is hereby executed by and between REDWOOD RESIDENTIAL ACQUISITION CORPORATION, a Delaware corporation, as owner of the mortgage loans described herein, including the related servicing rights (the "Owner"), and [Servicer], a [ ], as servicer of such mortgage loans (the "Servicer").

WITNESSETH:

WHEREAS, the Owner owns or will acquire from time to time certain conventional, residential, first-lien mortgage loans as described herein, including the related servicing rights; and

WHEREAS, the parties desire to agree to the terms and conditions upon which the Servicer will service and administer the mortgage loans as set forth herein;

NOW, THEREFORE, in consideration of the premises and mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Owner and the Servicer agree as follows:

SECTION 1. Definitions.

For purposes of this Agreement, the following capitalized terms shall have the respective meanings set forth below.

Adjustable Rate Mortgage Loan: A Mortgage Loan purchased pursuant to this Agreement which provides for the adjustment of the Mortgage Interest Rate payable in respect thereto.

Adjustment Date: As to each Adjustable Rate Mortgage Loan, the date on which the Mortgage Interest Rate is adjusted in accordance with the terms of the related Mortgage Note and Mortgage.

Affiliate: When used with reference to a specified Person, any Person that (i) directly or indirectly controls or is controlled by or is under common control with the specified Person, (ii) is an officer of, partner in or trustee of, or serves in a similar capacity with respect to, the specified Person or of which the specified Person is an officer, partner or trustee, or with respect to which the specified Person serves in a similar capacity, or (iii) directly or indirectly is the beneficial owner of 10% or more of any class of equity securities of the specified Person or of which the specified Person is directly or indirectly the owner of 10% or more of any class of equity securities.

Agency Transfer: The sale or transfer by the Owner of some or all of the Mortgage Loans to Fannie Mae, Ginnie Mae or Freddie Mac while retaining Servicer as servicer.

Agreement: This Flow Mortgage Loan Servicing Agreement including all exhibits, schedules, amendments and supplements hereto.

Ancillary Fees: With respect to any Mortgage Loan, charges for late Monthly Payments, charges for dishonored checks, pay-off fees, assumption fees, commissions and administrative fees on insurance and similar fees and charges collected from or assessed against the related Mortgagor, other than those charges payable to another party under the terms of the applicable Servicing Agreement.

Applicable Requirements: With respect to the Mortgage Loans as of the time of reference, (i) the terms of the applicable Mortgage and Mortgage Note; (ii) Customary Servicing Procedures; (iii) all federal, state and local laws, statutes, rules, regulations and ordinances applicable to the servicing of the Mortgage Loans, including, without limitation, the applicable requirements and guidelines of any insurer, or any other governmental agency, board, commission, instrumentality or other governmental or quasi-governmental body or office; (iv) all other judicial and administrative judgments, orders, stipulations, awards, writs and injunctions applicable to the servicing of the Mortgage Loans; and (v) all contractual obligations relating to the servicing of the Mortgage Loans, including without limitation those contractual obligations contained in the applicable Servicing Agreement or in any agreement relating to the Mortgage Loans with any insurer or in the Mortgage File.

Appraised Value: With respect to any Mortgaged Property, the lesser of (i) the value (or Reconciled Market Value if more than one appraisal is received) thereof as determined by a Qualified Appraiser at the time of origination of the Mortgage Loan, and (ii) the purchase price paid for the related Mortgaged Property by the Mortgagor with the proceeds of the Mortgage Loan; *provided, however*, that in the case of a Refinanced Mortgage Loan, such value (or Reconciled Market Value if more than one appraisal is received) of the Mortgaged Property is based solely upon the value determined by an appraisal or appraisals made for the originator of such Refinanced Mortgage Loan at the time of origination of such Refinanced Mortgage Loan by a Qualified Appraiser.

Appraiser Independence Requirements: The Appraiser Independence Requirements effective as of October 15, 2010, as amended and in effect from time to time.

Assignment of Mortgage: An individual assignment of the Mortgage, notice of transfer or equivalent instrument in recordable form, sufficient under the laws of the jurisdiction in which the related Mortgaged Property is located to give record notice of the sale of the Mortgage to the Owner. With respect to any MERS Mortgage loan, an Assignment of Mortgage shall mean the appropriate notice of transfer sufficient under the governing instruments of MERS to reflect a transfer of the Mortgage Loan within MERS.

Assumed Principal Balance: As to each Mortgage Loan as of any date of determination, (i) the principal balance of the Mortgage Loan outstanding as of the Cut-off Date after application of payments due on or before the Cut-off Date, whether or not received, minus (ii) all amounts previously distributed to the Owner with respect to the Mortgage Loan pursuant to Subsection 10.15 and representing payments or other recoveries of principal.

Business Day: Any day other than (i) a Saturday or a Sunday, or (ii) a legal holiday in the State of California, the State of [New Jersey] or the State of [New York], or (iii) a day on which banks in the State of California, the State of [New Jersey] or the State of [New York] are authorized or obligated by law or executive order to be closed.

Closing Date: The date or dates, set forth in the related Servicer Acknowledgement, on which the Owner will purchase the Mortgage Loans identified therein.

Code: The Internal Revenue Code of 1986, as amended, or any successor statute thereto.

Commission: The United States Securities and Exchange Commission.

Condemnation Proceeds: All awards, compensation and settlements in respect of a taking (whether permanent or temporary) of all or part of a Mortgaged Property by exercise of the power of condemnation or the right of eminent domain, to the extent not required to be released to a Mortgagor in accordance with the terms of the related Mortgage Note or Mortgage.

Consumer Information: Any personally identifiable information in any form (written electronic or otherwise) relating to a Mortgagor, including, but not limited to: a Mortgagor's name, address, telephone number, Mortgage Loan number, Mortgage Loan payment history, delinquency status, insurance carrier or payment information, tax amount or payment information; the fact that the Mortgagor has a relationship with the Servicer or the originator of the related Mortgage Loan; and any other non-public personally identifiable information.

Custodial Account: As defined in Subsection 10.04.

Customary Servicing Procedures: With respect to any Mortgage Loan, those mortgage servicing practices (including collection procedures) of prudent mortgage banking institutions which service mortgage loans of the same type as such Mortgage Loan in the jurisdiction where the related Mortgaged Property is located, and which are in accordance with Fannie Mae servicing practices and procedures for MBS pool mortgages, as defined in the Fannie Mae Guides including future updates, or as such mortgage servicing practices may change from time to time.

Cut-off Date: With respect to each Mortgage Loan, the first day of the month of the related Closing Date or such other date as is set forth in the related Servicer Acknowledgement.

Determination Date: With respect to each Remittance Date, the 15th day (or, if such 15th day is not a Business Day, the following Business Day) of the month in which such Remittance Date occurs.

Due Date: The day of the month on which the Monthly Payment is due on a Mortgage Loan, exclusive of any days of grace.

Due Period: With respect to each Remittance Date, the period beginning on the second day of the month preceding the month of the Remittance Date, and ending on the first day of the month of the Remittance Date.

Eligible Account: Any account or accounts maintained with a federal or state chartered depository institution or trust company the short-term and long-term unsecured debt obligations of which (or, in the case of a depository institution or trust company that is the principal subsidiary of a holding company, the debt obligations of such holding company) are rated in the highest rating category of each Rating Agency with respect to short-term unsecured debt obligations and in one of the two highest rating categories of each Rating Agency with respect to long-term unsecured debt obligations at the time any amounts are held on deposit therein. Eligible Accounts may bear interest. If the rating of the short-term or long-term unsecured debt obligations of the depository institution or trust company that maintains the account or accounts is no longer in the highest rating category of each Rating Agency with respect to short-term unsecured debt obligations or in one of the two highest rating categories of each Rating Agency with respect to long-term unsecured debt obligations, the funds on deposit therewith in connection with this Agreement shall be transferred to an Eligible Account within 30 days of such downgrade.

Eligible Investments: Any one or more of the following obligations or securities:

(i) direct obligations of, and obligations fully guaranteed by the United States of America or any agency or instrumentality of the United States of America the obligations of which are backed by the full faith and credit of the United States of America;

(ii) (a) demand or time deposits, federal funds or bankers' acceptances issued by any depository institution or trust company incorporated under the laws of the United States of America or any state thereof and subject to supervision and examination by federal and/or state banking authorities, provided that the commercial paper and/or the short-term deposit rating and/or the long-term unsecured debt obligations or deposits of such depository institution or trust company at the time of such investment or contractual commitment providing for such investment are rated in the highest rating category by each Rating Agency for long-term unsecured debt with a maturity of more than one year or in

4

the highest rating category with respect to short-term obligations and (b) any other demand or time deposit or certificate of deposit that is fully insured by the FDIC;

(iii)   repurchase obligations with a term not to exceed thirty (30) days and with respect to (a) any security described in clause (i) above and entered into with a depository institution or trust company (acting as principal) described in clause (ii)(a) above;

(iv)   securities bearing interest or sold at a discount issued by any corporation incorporated under the laws of the United States of America or any state thereof that are rated in the highest rating category for long-term unsecured debt with a maturity of more than one year or in the highest rating category with respect to short-term obligations by each Rating Agency, in each case at the time of such investment or contractual commitment providing for such investment; provided, however, that securities issued by any particular corporation will not be Eligible Investments to the extent that investments therein will cause the then outstanding principal amount of securities issued by such corporation and held as Eligible Investments to exceed 10% of the aggregate outstanding principal balances of all of the Mortgage Loans and Eligible Investments;

(v)   commercial paper (including both non-interest-bearing discount obligations and interest-bearing obligations payable on demand or on a specified date not more than one year after the date of issuance thereof) which are rated in the highest rating category by each Rating Agency at the time of such investment; and

(vi)   any money market funds rated in one of the two highest rating categories by each Rating Agency for long-term unsecured debt with a maturity of more than one year or in the highest rating category by each Rating Agency with respect to short-term obligations;

provided, however, that no instrument or security shall be an Eligible Investment if such instrument or security evidences a right to receive only interest payments with respect to the obligations underlying such instrument or if such security provides for payment of both principal and interest with a yield to maturity in excess of 120% of the yield to maturity at par or if such investment or security is purchased at a price greater than par.

Escrow Account: As defined in Subsection 10.06.

Escrow Payments: The amounts constituting ground rents, taxes, assessments, Primary Mortgage Insurance Policy premiums, fire and hazard insurance premiums, flood insurance premiums, condominium charges and other payments as may be required to be escrowed by the Mortgagor with the Mortgagee pursuant to the terms of any Mortgage Note or Mortgage.

Event of Default: Any one of the conditions or circumstances enumerated in Subsection 12.01.

Fannie Mae: The entity formerly known as the Federal National Mortgage Association or any successor thereto.

Fannie Mae Guides: The Fannie Mae Sellers' Guide and the Fannie Mae Servicers' Guide and all amendments or additions thereto in effect on and after the related Closing Date.

FDIC: The Federal Deposit Insurance Corporation or any successor thereto.

FDPA: The Flood Disaster Protection Act of 1973, as amended.

FHFA: The Federal Housing Finance Agency or any successors thereto.

Fidelity Bond: The fidelity bond required to be obtained by the Servicer pursuant to Subsection 10.12.

FIRREA: The Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended and in effect from time to time.

First Remittance Date: With respect to each Mortgage Loan Package, the 18th day (or if such 18th day is not a Business Day, the first Business Day immediately preceding such 18th day) of the calendar month immediately following the Closing Date; provided, however, if the Transfer Date is not one (1) or more Business Days prior to the first day of such calendar month, such date will be the 18th day (or if such 18th day is not a Business Day, the first Business Day immediately preceding such 18th day) of the next succeeding calendar month.

Freddie Mac: The entity formerly known as the Federal Home Loan Mortgage Corporation or any successor thereto.

Freddie Mac Guide: The Freddie Mac Single Family Seller/Servicer Guide and all amendments or additions thereto in effect on and after the related Closing Date.

Full Prepayment: Any payment of the entire principal balance of a Mortgage Loan which is received in advance of its scheduled Due Date and is not accompanied by an amount of interest representing scheduled interest due on any date or dates in any month or months subsequent to the month of prepayment.

Ginnie Mae: The Government National Mortgage Association or any successor thereto.

Gross Margin: With respect to any Adjustable Rate Mortgage Loan, the fixed percentage amount set forth in the related Mortgage Note and the Mortgage Loan Schedule that is added to the Index on each Adjustment Date in accordance with the terms of the related Mortgage Note to determine the new Mortgage Interest Rate for such Mortgage Loan.

Helping Families Act: As defined in Section 6.

HUD: The United States Department of Housing and Urban Development or any successor thereto.

Independent: When used with respect to any other Person, a Person who (a) is in fact independent of another specified Person and any Affiliate of such other Person, (b) does not have any material direct financial interest in such other Person or any Affiliate of such other Person, and (c) is not connected with such other Person or any Affiliate of such other Person as an officer, employee, promoter, underwriter, trustee, partner, director or Person performing similar functions.

Index: With respect to any Adjustable Rate Mortgage Loan, the index identified on the Mortgage Loan Schedule and set forth in the related Mortgage Note for the purpose of calculating the Mortgage Interest Rate thereon.

Initial Rate Cap: With respect to each Adjustable Rate Mortgage Loan and the initial Adjustment Date therefor, a number of percentage points per annum that is set forth in the Mortgage Loan Schedule and in the related Mortgage Note, which is the maximum amount by which the Mortgage Interest Rate for such Adjustable Rate Mortgage Loan may increase or decrease from the Mortgage Interest Rate in effect immediately prior to such Adjustment Date.

Insurance Proceeds: With respect to each Mortgage Loan, proceeds of insurance policies insuring the Mortgage Loan or the related Mortgaged Property.

Lifetime Rate Cap: As to each Adjustable Rate Mortgage Loan, the maximum Mortgage Interest Rate which shall be as permitted in accordance with the provisions of the related Mortgage Note.

Liquidation Proceeds: The proceeds received in connection with the liquidation of a defaulted Mortgage Loan through trustee's sale, foreclosure sale or otherwise, other than amounts received following the acquisition of REO Property, Insurance Proceeds and Condemnation Proceeds.

Loan-to-Value Ratio: With respect to any Mortgage Loan as of any date of determination, the ratio, expressed as a percentage, of the outstanding principal balance of the Mortgage Loan on such date to the Appraised Value of the related Mortgaged Property.

Loss Mitigation: Those efforts, other than foreclosure, taken to lessen losses to the Owner when collection efforts have not resulted in a Mortgagor curing a delinquency or if required by Applicable Requirements. Such efforts may include advising Mortgagors of various relief alternatives to foreclosure, receipt and analysis of a Mortgagor's financial information, determining the value of the Mortgaged Property and recommending to the Owner approval or denial of a relief alternative, as applicable.

LPMI: Lender paid mortgage insurance.

Master Servicer: [   ], together with its successors and assigns, as master servicer with respect to any Securitization Transaction, or any other master servicer designated as such with respect to any Securitization Transaction.

MERS: Mortgage Electronic Registration Systems, Inc., a corporation organized and existing under the laws of the State of Delaware, or any successor thereto.

MERS Mortgage Loan: Any Mortgage Loan registered with MERS on the MERS System.

MERS System: The system of recording transfers of mortgages electronically maintained by MERS.

MIN: The Mortgage Identification Number for any MERS Mortgage Loan.

Minimum Interest Rate: With respect to each Adjustable Rate Mortgage Loan, a rate that is set forth on the Mortgage Loan Schedule and in the related Mortgage Note and is the minimum interest rate to which the Mortgage Interest Rate on such Mortgage Loan may be decreased.

Monthly Payment: The scheduled monthly payment on a Mortgage Loan due on any Due Date allocable to principal and/or interest on such Mortgage Loan pursuant to the terms of the related Mortgage Note.

Mortgage: The mortgage, deed of trust or other instrument securing a Mortgage Note which creates a first lien on an unsubordinated estate in fee simple in real property securing the Mortgage Note; except that with respect to real property located in jurisdictions in which the use of leasehold estates for residential properties is a widely-accepted practice, the mortgage, deed of trust or other instrument securing the Mortgage Note may secure and create a first lien upon a leasehold estate of the Mortgagor. All Mortgages shall be Fannie Mae/Freddie Mac Uniform Instruments with authorized changes.

Mortgage File: With respect to each Mortgage Loan, all documents required to be included in a "Mortgage File" delivered by the applicable Originator to the Owner or its custodian, and any additional documents required to be added to the Mortgage File pursuant to this Agreement.

Mortgage Interest Rate: With respect to each Mortgage Loan, the annual rate at which interest accrues on such Mortgage Loan from time to time in accordance with the provisions of the related Mortgage Note, including, but not limited to, the limitations on such interest rate imposed by the Initial Rate Cap, the Periodic Rate Cap, the Minimum Interest Rate and the Lifetime Rate Cap, if any.

Mortgage Loan: An individual Mortgage Loan that is the subject of this Agreement, as identified on the related Mortgage Loan Schedule, excluding replaced or repurchased mortgage loans.

Mortgage Loan Package: The pool or group of whole loans purchased on a Closing Date, as described in the Mortgage Loan Schedule annexed to the related Servicer Acknowledgement.

Mortgage Loan Schedule: The schedule of Mortgage Loans prepared for each Closing Date setting forth the information with respect to each Mortgage Loan required by the disclosure report format of the Owner, including any replacement loans that are substituted after the Closing Date pursuant to the related purchase agreement.

Mortgage Note: The note or other evidence of the indebtedness of a Mortgagor secured by a Mortgage. All Mortgage Notes shall be Fannie Mae/Freddie Mac Uniform Instruments with authorized changes.

Mortgaged Property: The Mortgagor's real property securing repayment of a related Mortgage Note, consisting of a fee simple interest in a single parcel of real property improved by a Residential Dwelling.

Mortgagee: The mortgagee or beneficiary named in the Mortgage and the successors and assigns of such mortgagee or beneficiary.

Mortgagor: The obligor on a Mortgage Note, who is an owner of the Mortgaged Property and the grantor or mortgagor named in the Mortgage and such grantor's or mortgagor's successors in title to the Mortgaged Property.

NAIC: The National Association of Insurance Commissioners or any successor organization.

OCC: The Office of the Comptroller of the Currency or any successor thereto.

Officer's Certificate: A certificate signed by the Chairman of the Board, the Vice Chairman of the Board, a President or a Vice President of the Person on behalf of whom such certificate is being delivered.

Opinion of Counsel: A written opinion of counsel, who may be salaried counsel for the Person on behalf of whom the opinion is being given, reasonably acceptable to each Person to whom such opinion is addressed, and which must be Independent outside counsel with respect to such opinion of counsel concerning the taxation or the federal income tax status of a REMIC.

Originator: With respect to each Mortgage Loan, the entity from which the Owner purchased such Mortgage Loan.

Owner: The Person listed as such in the initial paragraph of this Agreement, together with its successors and assigns as permitted under the terms of this Agreement.

P&I Advance: Principal and interest related to a Mortgage Loan, including those Mortgage Loans in any pool created to issue mortgage-backed pass-through certificates or securities, advanced pursuant to this Agreement, together with any amounts advanced pursuant to this Agreement to pay Prepayment Interest Shortfalls, subject to the limitation on advances of Prepayment Interest Shortfalls described in Section 10.15.

Partial Prepayment: Any payment of principal on a Mortgage Loan, other than a Full Prepayment, which is received in advance of its scheduled Due Date and is not accompanied by an amount of interest representing scheduled interest due on any date or dates in any month or months subsequent to the month of prepayment.

Periodic Rate Cap: As to each Adjustable Rate Mortgage Loan, the maximum increase or decrease in the Mortgage Interest Rate, on any Adjustment Date as provided in the related Mortgage Note, if applicable.

Person: An individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

Prepayment Charge: With respect to each Mortgage Loan, the fee payable by the Mortgagor if the Mortgagor prepays such Mortgage Loan within a certain period of time as provided in the related Mortgage Note or Mortgage.

Prepayment Interest Shortfall: As to any Remittance Date and any Mortgage Loan, (a) if such Mortgage Loan was the subject of a Full Prepayment during the related Principal Prepayment Period, the excess of one month's interest on the Assumed Principal Balance of such Mortgage Loan outstanding immediately prior to such prepayment, over the amount of interest actually paid by the Mortgagor in respect of such Principal Prepayment Period, and (b) if such Mortgage Loan was the subject of a Partial Prepayment during the related Principal Prepayment Period, an amount equal to the excess of one month's interest at the Mortgage Interest Rate on the amount of such Partial Prepayment, over the amount of interest actually paid by the Mortgagor in respect of such Partial Prepayment during such Principal Prepayment Period.

Primary Mortgage Insurance Policy: Mortgage guaranty insurance, if any, on an individual Mortgage Loan, as evidenced by a policy or certificate, issued by a Qualified Insurer.

Principal Prepayment: Any full or partial payment or other recovery of principal on a Mortgage Loan which is received in advance of its scheduled Due Date, including any Prepayment Charge or premium thereon and which is not accompanied by an amount of interest representing scheduled interest due on any date or dates in any month or months subsequent to the month of prepayment.

Principal Prepayment Period: As to any Remittance Date, the calendar month preceding the calendar month in which such Remittance Date occurs.

Qualified Appraiser: With respect to each Mortgage Loan, an appraiser, duly appointed by the originator, who had no interest, direct or indirect in the Mortgaged Property or in any loan made on the security thereof, and whose compensation is not affected by the approval or disapproval of the Mortgage Loan, and such appraiser and the appraisal made by such appraiser both satisfy the requirements of Fannie Mae or Freddie Mac (including but not limited to the Appraiser Independence Requirements) and Title XI of FIRREA and the regulations promulgated thereunder, all as in effect on the date the Mortgage Loan was originated.

Qualified Insurer: An insurance company duly qualified as such under the laws of the states in which the Mortgaged Properties are located, duly authorized and licensed in such states to transact the applicable insurance business and to write the insurance provided by the insurance policy issued by it, approved as an insurer by Fannie Mae and Freddie Mac.

Rating Agencies: [Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., Moody's Investors Service, Inc., Fitch, Inc.] or, in the event that some or all ownership of the Mortgage Loans is evidenced by mortgage-backed securities, the nationally recognized rating agencies issuing ratings with respect to such securities, if any.

Reconciled Market Value: The estimated market value of the Mortgaged Property or REO Property that is reasonably determined by the Servicer based on different results obtained from different permitted valuation methods or at different time periods, all in accordance with Customary Servicing Procedures.

Reconstitution Agreement: The agreement or agreements entered into by the Servicer and the Owner and certain third parties on the Reconstitution Date or Reconstitution Dates with respect to any or all of the Mortgage Loans serviced hereunder, in connection with a Whole Loan Transfer or a Securitization Transaction as provided in Section 30.

Reconstitution Date: The date or dates on which any or all of the Mortgage Loans serviced under this Agreement shall be removed from this Agreement and reconstituted as part of a Whole Loan Transfer or Securitization Transaction pursuant to Section 30 hereof. On such date, the Servicer shall cease servicing such Mortgage Loans under this Agreement and shall instead service such Mortgage Loans under a Reconstitution Agreement.

Record Date: The close of business of the last Business Day of the month preceding the month of the related Remittance Date.

Refinanced Mortgage Loan: A Mortgage Loan which was made to a Mortgagor who owned the Mortgaged Property prior to the origination of such Mortgage Loan and the proceeds of which were used in whole or part to satisfy an existing mortgage.

Regulation AB: Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

Regulation AB Compliance Addendum: Addendum I attached hereto and incorporated herein by reference thereto.

REMIC: A "real estate mortgage investment conduit" within the meaning of Section 860D of the Code.

REMIC Provisions: Sections 860A through 860G of the Code; such other provisions of the Code as relate to an entity created thereunder; the regulations promulgated pursuant to such sections and provisions of the Code; and published guidance issued by the Internal Revenue Service relating to such Code sections and regulations.

Remittance Date: The 20th day (or if such 20th day is not a Business Day, the first Business Day immediately preceding such 20th day) of any month, beginning with the First Remittance Date with respect to each Mortgage Loan Package.

REO Disposition: The final sale by the Servicer or the Owner of an REO Property.

REO Disposition Proceeds: All amounts received with respect to an REO Disposition pursuant to Subsection 10.13.

REO Property: A Mortgaged Property acquired by the Servicer through foreclosure or deed in lieu of foreclosure, as described in Subsection 10.13.

Residential Dwelling: Any one of the following: (i) a detached one-family dwelling, (ii) a detached two- to four-family dwelling, (iii) a one-family dwelling unit in a condominium project or (iv) a one-family dwelling in a planned unit development, none of which is a cooperative, mobile or manufactured home.

Securities Act: The Securities Act of 1933, as amended.

Securitization Transaction: Any transaction involving either (1) a sale or other transfer of some or all of the Mortgage Loans directly or indirectly by the Owner to an issuing entity in connection with an issuance of publicly offered or privately placed, rated or unrated mortgage-backed securities or (2) an issuance of publicly offered or privately placed, rated or unrated securities, the payments on which are determined primarily by reference to one or more portfolios of residential mortgage loans consisting, in whole or in part, of some or all of the Mortgage Loans.

Servicer: [Servicer], or its successor in interest or any successor to the Servicer under this Agreement appointed as herein provided.

Servicer Acknowledgement: An acknowledgement from the Servicer confirming the additional Mortgage Loans to be serviced by the Servicer pursuant to this Agreement on and after a specified Transfer Date, substantially in the form of Exhibit 1.

Servicing Advances: All customary, reasonable and necessary out-of-pocket costs and expenses (including reasonable attorney's fees and disbursements) incurred in the performance by the Servicer of its servicing obligations, including, but not limited to, the cost of (a) the preservation, restoration and protection of a Mortgaged Property, including Loss Mitigation, (b) any enforcement or administrative or judicial proceedings, including foreclosure or acquiring title to the Mortgaged Property by deed-in-lieu of foreclosure, (c) the management and liquidation of any REO Property, (d) payments made by the Servicer with respect to a Mortgaged Property pursuant to Subsection 10.08 and (e) any appraisals, valuations, broker price opinions, inspections, or environmental assessments.

Servicing Agreement: This Agreement or such other servicing agreement as may be specified in a Servicer Acknowledgement with respect to any Mortgage Loans.

Servicing Fee: With respect to each Mortgage Loan and calendar month, a monthly fee equal to one twelfth of 0.25% multiplied by the Stated Principal Balance of such Mortgage Loan as of the first day of such month.

Servicing File: With respect to each Mortgage Loan, a file that includes copies of all documents, which may be in electronic form, for such Mortgage Loan required to be included in a "Credit File" in the Transfer Instructions.

Servicing Officer: Any officer of the Servicer involved in, or responsible for, the administration and servicing of the Mortgage Loans whose name appears on a list of servicing officers furnished to the Owner by the Servicer, as such list may be amended from time to time.

Stated Principal Balance: As to each Mortgage Loan as to any date of determination, (i) the principal balance of the Mortgage Loan as of the first day of the month for which such calculation is being made after giving effect to the principal portion of any Monthly Payments due on or before such date, whether or not received, as well as any Principal Prepayments received before such date, minus, without duplication, (ii) all amounts previously distributed to the Owner with respect to the Mortgage Loan representing payments or recoveries of principal.

Transfer Date: The date or dates, set forth in the related Servicer Acknowledgement, on which the Servicer will begin servicing the Mortgage Loans for the benefit of the Owner.

Transfer Instructions: The transfer instructions in the form of Exhibit 3 hereto.

Whole Loan Transfer: Any sale or transfer by the Owner of some or all of the Mortgage Loans (including an Agency Transfer), other than a Securitization Transaction.

SECTION 2. Acknowledgement.

The Owner hereby engages the Servicer to service the Mortgage Loans upon the terms specified in this Agreement and the related Servicer Acknowledgement, effective with respect to each Mortgage Loan as of the Transfer Date specified in the related Servicer Acknowledgement.

SECTION 3. Mortgage Loan Schedule.

The Owner shall deliver the Mortgage Loan Schedule (which will be annexed to the related Servicer Acknowledgement) to the Servicer at least two (2) Business Days prior to the related Closing Date.

SECTION 4. Delivery of Servicing Files; Possession of Mortgage Files; Transfer Costs.

Subsection 4.01 Delivery of Servicing Files.

The Owner shall cause the Originator to deliver to the Servicer the Servicing Files pursuant to the Transfer Instructions.

Subsection 4.02 Possession of Mortgage Files.

Originals or copies of all documents comprising the Mortgage File shall be delivered to the Owner's custodian on or prior to the related Transfer Date or such other date as may be agreed to by the Owner and the applicable Originator. The Servicer shall have the right to access such Mortgage Files as needed for servicing upon the terms specified in this Agreement. Any Mortgage File or a portion thereof delivered to the Servicer for servicing purposes shall be held in trust by the Servicer for the benefit of the Owner as the owner thereof and shall be available for review by the Owner upon request. The Servicer's possession of any portion of each such Mortgage File is at the will of the Owner for the sole purpose of facilitating servicing of the Mortgage Loans pursuant to this Agreement, and such possession by the Servicer shall be in a custodial capacity only. The ownership of each Mortgage Note, Mortgage and the contents of each Mortgage File is vested in the Owner and the ownership of all records and documents with respect to the related Mortgage Loan prepared by or which come into the possession of the Servicer shall immediately vest in the Owner and shall be retained and maintained, in trust, by the Servicer at the will of the Owner in such custodial capacity only. The Servicer shall release from its custody the contents of any Mortgage File possessed by it only in accordance with this Agreement, except when such release is required in connection with a repurchase of any such Mortgage Loan pursuant to the related loan purchase agreement or if required under applicable law or court order.

Subsection 4.03   Transfer Expenses.

The Owner shall pay all costs of delivery to the Servicer of all of the Servicing Files, custodial transfer and or/transfer fees of the Owner's custodian, and all costs related to preparing, obtaining and delivering such documents as the Owner is required to provide. The Servicer shall bear all of its costs in connection with performing any due diligence of the Servicing Files, on boarding, monthly reconciliations, and standard reporting relating to the Mortgage Loans, as set forth or referenced in the applicable Servicer Acknowledgement. Except as otherwise provided in this Agreement, the Owner and the Servicer shall each bear their own expenses incurred in connection with the transactions contemplated by this Agreement.

SECTION 5. Inspection of Documents.

The Servicer shall provide to any supervisory agents or examiners that regulate the Owner, including but not limited to, the OCC, the FDIC and other similar entities, access, during normal business hours, upon reasonable advance notice to the Servicer and without charge to the Servicer or such supervisory agents or examiners, to any documentation regarding the Mortgage Loans that may be required by any applicable regulator.

SECTION 6. Helping Families Notice.

Within thirty (30) days following the Closing Date in respect of a Mortgage Loan, the Servicer shall furnish to the borrower of such Mortgage Loan, for the fee set forth or referenced in the applicable Servicer Acknowledgement, the notice required by Section 404 of the Helping Families Save Their Homes Act of 2009 (the "Helping Families Act") in accordance with the provisions of the Helping Families Act. In connection with any Securitization Transaction with respect to any of the Mortgage Loans, the Servicer shall furnish to each related borrower, within thirty (30) days following the closing date with respect to such Securitization Transaction, a notice with respect to such assignment, substantially in the form of Exhibit 2 attached hereto, which notice shall identify the Securitization Transaction trust as the new owner of the Mortgage Loan and include any other information required by Section 404 of the Helping Families Act. Notwithstanding the foregoing, the Servicer will use commercially reasonable efforts, but shall have no obligation, to provide the aforementioned notices if the Servicer is not provided with the required information and the Mortgage Loan does not reside on the Servicer's servicing system within twenty (20) days of the applicable Closing Date.

SECTION 7. Representations and Warranties; Effect of Breach.

Subsection 7.01   Servicer Representations and Warranties.

The Servicer hereby represents and warrants to the Owner that, as to itself as of the related Closing Date:

(a)   It is a [   ], duly organized, validly existing, and in good standing under the [   ] laws of the [   ] and has all licenses necessary to carry on its business as now being conducted and is licensed, qualified and in good standing in the states where each Mortgaged Property is located if the laws of such state require licensing or qualification in order to conduct business of the type conducted by it. It is an approved seller/servicer in good standing of conventional residential mortgage loans for Fannie Mae or Freddie Mac and is a HUD-approved mortgagee under Section 203 of the National Housing Act. It has corporate power and authority to execute and deliver this Agreement and to perform in accordance herewith; the execution, delivery and performance of this Agreement (including all instruments of transfer to be delivered pursuant to this Agreement) by it and the consummation of the transactions contemplated hereby have been duly and validly authorized. This Agreement, assuming due authorization, execution and delivery by the Owner, evidences the legal, valid, binding and enforceable obligation of it, subject to applicable law except as enforceability may be limited by (i) bankruptcy, insolvency, liquidation, receivership, moratorium, reorganization or other similar laws affecting the enforcement of the rights of creditors and (ii) general principles of equity, whether enforcement is sought in a proceeding in equity or at law. All requisite corporate action has been taken by it to make this Agreement valid and binding upon it in accordance with the terms of this Agreement.

(b)   No consent, approval, authorization or order is required for the transactions contemplated by this Agreement from any court, governmental agency or body, or federal or state regulatory authority having jurisdiction over it or, if required, such consent, approval, authorization or order has been or will, prior to the related Closing Date, be obtained.

(c)   The consummation of the transactions contemplated by this Agreement are in its ordinary course of business and will not result in the breach of any term or provision of its articles of incorporation or by-laws or result in the breach of any term or provision of, or conflict with or constitute a default under or result in the acceleration of any obligation under, any agreement, indenture or loan or credit agreement or other instrument to which it or its property is subject, or result in the violation of any law, rule, regulation, order, judgment or decree to which it or its property is subject.

(d)   There is no action, suit, proceeding or investigation pending or, to its best knowledge, threatened against it which, either individually or in the aggregate, would result in any material adverse change in its business, operations, financial condition, properties or assets, or in any material impairment of its right or ability to carry on its business substantially as now conducted or which would draw into question the validity of this Agreement or of any action taken or to be taken in connection with its obligations contemplated herein, or which would materially impair its ability to perform under the terms of this Agreement.

(e)   To the best of the Servicer's knowledge, the Servicer is not in material default under any agreement, contract, instrument or indenture to which the Servicer is a party or by which it (or any of its assets) is bound, which default would have a material adverse effect on the ability of the Servicer to perform under this Agreement, nor, to the best of the Servicer's knowledge, has any event occurred which, with the giving of notice, the lapse of time or both, would constitute a default under any such agreement, contract, instrument or indenture and have a material adverse effect on the ability of the Servicer to perform its obligations under this Agreement.

(f)   It does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in this Agreement.

(g)   It acknowledges and agrees that its portion of the Servicing Fee shall be treated by the Servicer, for accounting and tax purposes, as compensation for the servicing and administration of the Mortgage Loans pursuant to this Agreement.

(h)   The Servicer is in compliance in all material respects with all applicable laws and regulations and there has been no occurrence or condition with respect to the Servicer or otherwise known to the Servicer that could adversely affect its ability to service the Mortgage Loans pursuant to this Agreement.

(i)   From and after each Transfer Date, the Servicer shall service the Mortgage Loans in accordance with the Applicable Requirements.

(j)   It has not dealt with any broker, investment banker, agent or other Person that may be entitled to any commission or compensation in connection with this Agreement.

Subsection 7.02   Owner Representations and Warranties.

The Owner hereby represents and warrants to the Servicer that as of the related Closing Date:

(a)   It is a [   ] duly organized, validly existing, and in good standing under the laws of [   ] and has all licenses necessary to carry on its business as now being conducted and is licensed, qualified and in good standing in the states where the Mortgaged Property is located if the laws of such state require licensing or qualification in order to conduct business of the type conducted by it. It has corporate power and authority to execute and deliver this Agreement and to perform in accordance herewith; the execution, delivery and performance of this Agreement (including all instruments of transfer to be delivered pursuant to this Agreement) by it and the consummation of the transactions contemplated hereby have been duly and validly authorized. This Agreement, assuming due authorization, execution and delivery by the Servicer, evidences the legal, valid, binding and enforceable obligation of it, subject to applicable law except as enforceability may be limited by (i) bankruptcy, insolvency, liquidation, receivership, moratorium, reorganization or other similar laws affecting the enforcement of the rights of creditors and (ii) general principles of equity, whether enforcement is sought in a proceeding in equity or at law. All requisite corporate action has been taken by it to make this Agreement valid and binding upon it in accordance with the terms of this Agreement.

(b)   No consent, approval, authorization or order is required for the transactions contemplated by this Agreement from any court, governmental agency or body, or federal or state regulatory authority having jurisdiction over it or, if required, such consent, approval, authorization or order has been or will, prior to the related Closing Date, be obtained.

(c)   The consummation of the transactions contemplated by this Agreement are in its ordinary course of business and will not result in the breach of any term or provision of its charter or by-laws or result in the breach of any term or provision of, or conflict with or constitute a default under or result in the acceleration of any obligation under, any agreement, indenture or loan or credit agreement or other instrument to which it or its property is subject, or result in the violation of any law, rule, regulation, order, judgment or decree to which it or its property is subject.

(d)   There is no action, suit, proceeding or investigation pending or, to its best knowledge, threatened against it that, either individually or in the aggregate, would result in any material adverse change in its business, operations, financial condition, properties or assets, or in any material impairment of its right or ability to carry on its business substantially as now conducted or that would draw into question the validity of this Agreement of any action taken or to be taken in connection with its obligations contemplated herein, or that would materially impair its ability to perform under the terms of this Agreement.

(e)   To the best of the Owner's knowledge, the Owner is not in material default under any agreement, contract, instrument or indenture to which the Owner is a party or by which it (or any of its assets) is bound, which default would have a material adverse effect on the ability of the Owner to perform under this Agreement, nor, to the best of the Owner's knowledge, has any event occurred that, with the giving of notice, the lapse of time or both, would constitute a default under any such agreement, contract, instrument or indenture and have a material adverse effect on the ability of the Owner to perform its obligations under this Agreement.

(f)   It has not dealt with any broker, investment banker, agent or other Person that may be entitled to any commission or compensation in connection with this Agreement.

(g)   To the best of the Owner's knowledge, neither this Agreement nor any statement, report or other agreement, document of instrument furnished or to be furnished pursuant to this Agreement contains any materially untrue statement of fact or omits to state a fact necessary to make the statements contained therein not misleading.

Subsection 7.03   Representations and Warranties Regarding Individual Mortgage Loans.

The Owner represents and warrants to the Servicer on the applicable Transfer Date, that as of the Transfer Date specified in the related Servicer Acknowledgement (or such other date specified below):

(a)   Data: The information set forth in the related Mortgage Loan Schedule, including any diskette, data tapes or other electronic data sent to the Servicer, is complete, true and correct in all material respects. The information on the Mortgage Loan Schedule and the information provided are consistent with the contents of the originator's records and the Mortgage File. The Mortgage Loan Schedule contains all the fields required in Exhibit 3. Except for information specified to be as of the origination date of the Mortgage Loan, the Mortgage Loan Schedule contains the most current information possessed by the Originator.

(b)   Regulatory Compliance: Any and all requirements of any federal, state or local law including, without limitation, usury, truth-in-lending, real estate settlement procedures, consumer credit protection, equal credit opportunity, fair housing, or disclosure laws applicable to the Mortgage Loan have been complied with in all material respects in connection with the origination and servicing of the Mortgage Loan. No Mortgage Loan is a "high cost" or "covered" loan, as defined by any applicable federal, state or local predatory or abusive lending law, and no Mortgage Loan has a percentage listed under the Indicative Loss Severity Column (the column that appears in the Standard & Poor's Anti-Predatory Lending Law Update Table, included in the then-current Standard & Poor's LEVELS® Glossary of Terms on Appendix E). No Mortgage Loan secured by property located in the State of Georgia was originated on or after October 1, 2002 and prior to March 7, 2003. No Mortgage Loan originated on or after March 7, 2003 is a "high cost home loan" as defined under the Georgia Fair Lending Act.

(c)   No Graduated Payments: The Mortgage Loan does not contain "graduated payment" features, does not have a shared appreciation or other contingent interest feature and does not contain any buydown provisions.

(d)   No Negative Amortization Loans; No HELOCs; All 30 Year Mortgages: The Mortgage Loans have an original term to maturity of not more than 30 years, with interest payable in arrears on the first day of each month. Each Mortgage Note requires a monthly payment which is sufficient to fully amortize the original principal balance over the original term thereof (except in the case of interest only loans) and to pay interest at the related Mortgage Interest Rate. No Mortgage Loan contains terms or provisions which would result in negative amortization. No Mortgage Loan is a home equity revolving line of credit secured by a mortgage, deed of trust or other instrument.

(e)   Escrow Accounts: If applicable, all Escrow Accounts have been maintained in accordance with Applicable Requirements. The Escrow Payments required by the Mortgages are on deposit in the appropriate Escrow Account.

(f)   Escrow Compliance: If an Escrow Account is required to be maintained with respect to each Mortgage Loan, (i) all interest required pursuant to applicable law to be paid on funds in such Escrow Account through the Transfer Date has been or will be credited to the account of the related Mortgagor, and evidence of such credit shall be provided to the Servicer; and (ii) such interest has been and through the Transfer Date will be properly computed and paid in accordance with the terms of such Mortgage Loan and with applicable law.

(g)   MERS: The ownership of all MERS Mortgage Loans is registered with MERS.

(h)   Prior Servicing: Each Mortgage Loan has been serviced in accordance with all Applicable Requirements at all times prior to the Servicing Transfer Date.

Subsection 7.04   Repurchase or Substitution of Mortgage Loans by Originator.

(a)   If an Originator repurchases a Mortgage Loan due to a breach of representations and warranties, such Mortgage Loan shall no longer be subject to this Agreement and removed from the Mortgage Loan Schedule. The Servicer shall release the Mortgage Loan to, and effect the transfer of the related servicing, to the Originator or its designated servicer. In such event, the Servicer shall be entitled to the applicable Exit Fee set forth or referenced in the applicable Servicer Acknowledgement.

(b)   If an Originator substitutes such Mortgage Loan, such substitute mortgage loan shall be deemed a "Mortgage Loan" hereunder, as if included on the Mortgage Loan Schedule, and the Servicer shall release the related defective Mortgage Loan to, and effect the transfer of the related servicing, to the Originator or its designated servicer.

(c)   In the event of any breach of any representation and warranty of an Originator made with respect to any Mortgage Loan, the Servicer shall assist the Owner in pursuing any available remedies against the Originator arising from such breach.

SECTION 8. Closing Conditions.

The closing for each transfer of servicing hereunder shall take place on the respective Closing Date. The closing shall be either by telephone, confirmed by letter or wire as the parties hereto shall agree, or conducted in person, at such place as the parties hereto shall agree.

(a)   On or before the initial Closing Date, the Servicer shall submit to the Owner fully executed originals of the following documents:

(i)   this Agreement, in four counterparts;

(ii)   if requested by the Owner, a letter confirming the account name and number of the Custodial Account in a form to be provided by the Owner; and

(iii)   if requested by the Owner, a letter confirming the account name and number of the Escrow Account in a form to be provided by the Owner.

(b)   The closing for each transfer of servicing and assumption of the servicing responsibilities by the Servicer hereunder shall be subject to the satisfaction of each of the following conditions:

(i)   the Servicer shall submit to the Owner the related Servicer Acknowledgement, in four counterparts;

(ii)   the Owner shall have delivered to the Servicer the related Mortgage Loan Schedule and an electronic data file containing information on a loan-level basis; and

(iii)   all other terms and conditions of this Agreement and the related Servicer Acknowledgement to be satisfied by the Servicer and/or the Owner shall have been complied with in all material respects.

SECTION 9.   Costs.

The Owner shall pay the cost of delivering the Mortgage Files to the Owner or its designee, the cost of recording the Assignments of Mortgage, any registration or transfers within MERS, any custodial fees incurred in connection with the release of any Mortgage Loan documents as may be required by the servicing activities hereunder and all other costs and expenses incurred in connection with this Agreement by the Owner.   Except as otherwise provided in this Agreement, the Servicer and the Owner shall each bear their own expenses (including, without limitation, any legal fees and expenses of its attorneys) incurred in connection with the transactions contemplated by this Agreement.

SECTION 10.   Administration and Servicing of Mortgage Loans.

Subsection 10.01   Servicer to Act as Servicer; Subservicing.

(a)   Effective as of each related Transfer Date, the Servicer, as an independent contractor, shall service and administer the Mortgage Loans in accordance with this Agreement and all Applicable Requirements, and shall have full power and authority, acting alone or through subservicers or agents, to do or cause to be done any and all things in connection with such servicing and administration which the Servicer may deem necessary or desirable and consistent with the terms of this Agreement.   The Servicer may perform its servicing responsibilities through agents or independent contractors, but shall not thereby be released from any of its responsibilities hereunder.   The Servicer may delegate any of its duties under this Agreement to one or more of its Affiliates; *provided*, *however*, that the Servicer shall not be released from any of its responsibilities hereunder by virtue of such delegation.   The Mortgage Loans may be subserviced by one or more unaffiliated subservicers on behalf of the Servicer provided each subservicer is a Fannie Mae approved seller/servicer or a Freddie Mac approved seller/servicer in good standing, and no event has occurred, including but not limited to a change in insurance coverage, that would make it unable to comply with the eligibility for seller/servicers imposed by Fannie Mae or Freddie Mac, or which would require notification to Fannie Mae or Freddie Mac. The Servicer shall pay all fees and expenses of the subservicer from its own funds (provided that any such expenditures that would constitute Servicing Advances if made by the Servicer hereunder shall be reimbursable to the Servicer as Servicing Advances), and the subservicer's fee shall not exceed the Servicer's portion of the Servicing Fee.

(b)   At the cost and expense of the Servicer, without any right of reimbursement from the Custodial Account, the Servicer shall be entitled to terminate the rights and responsibilities of a subservicer and arrange for any servicing responsibilities to be performed by a successor subservicer meeting the requirements in the preceding paragraph; *provided*, *however*, that nothing contained herein shall be deemed to prevent or prohibit the Servicer, at the Servicer's option, from electing to service the related Mortgage Loans itself. If the Servicer's responsibilities and duties under this Agreement are terminated and if requested to do so by the Owner, the Servicer shall at its own cost and expense terminate the rights and responsibilities of the subservicer as soon as is reasonably possible. The Servicer shall pay all fees, expenses or penalties necessary in order to terminate the rights and responsibilities of the subservicer from the Servicer's own funds without reimbursement from the Owner.

(c)   The Servicer shall be entitled to enter into an agreement with the subservicer for indemnification of the Servicer by the subservicer and nothing contained in this Agreement shall be deemed to limit or modify such indemnification.

(d)   Any subservicing agreement and any other transactions or services relating to the Mortgage Loans involving the subservicer shall be deemed to be between the subservicer and Servicer alone, and the Owner shall have no obligations, duties or liabilities with respect to the subservicer including no obligation, duty or liability of the Owner to pay the subservicer's fees and expenses. For purposes of distributions and advances by the Servicer pursuant to this Agreement, the Servicer shall be deemed to have received a payment on a Mortgage Loan when the subservicer has received such payment. The Servicer shall not make any amendment to any agreement with a subservicer if such amendment is not consistent with or violates the provisions of this Agreement, or if such amendment could be reasonably expected to be materially adverse to the interests of the Owner.

(e)   Consistent with the terms of this Agreement, and subject to the REMIC Provisions if the Mortgage Loans have been transferred to a REMIC, the Servicer may waive, modify or vary any term of any Mortgage Loan or consent to the postponement of strict compliance with any such term or in any manner grant indulgence to any Mortgagor; *provided, however,* that the Servicer shall not enter into any payment plan or agreement to modify payments with a Mortgagor lasting more than twelve (12) months or permit any modification with respect to any Mortgage Loan that would change the Mortgage Interest Rate, the Lifetime Rate Cap (if applicable), the Initial Rate Cap (if applicable), the Periodic Rate Cap (if applicable) or the Gross Margin (if applicable), agree to the capitalization of arrearages, including interest, fees or expenses owed under the Mortgage Loan, make any future advances or extend the final maturity date with respect to such Mortgage Loan, or accept substitute or additional collateral or release any collateral for such Mortgage Loan, unless (1) the Mortgagor is in default with respect to the Mortgage Loan, or such default is, in the judgment of the Servicer, imminent, (2) the modification is in accordance with the customary procedures of the Servicer, which may change from time to time, or industry-accepted programs, and (3) the Owner has approved such action. Additionally, the Servicer shall not accept any deed-in-lieu of, short pay-off, or sale of any Mortgaged Property, in which the sale proceeds are less than the unpaid principal balance of the related Mortgage Loan unless the Owner has approved such action. Further, the Servicer shall not defer or forgive the payment of any principal or interest or change the outstanding principal amount (except to reflect actual payments of principal) unless the Owner has approved such action. Any capitalization of arrearages of interest, fees and expenses in excess of 10% of the outstanding unpaid principal balance of the related Mortgage Loan immediately prior to the capitalization shall be made only after the Servicer has received the express written consent of the Owner.   Without limiting the generality of the foregoing, the Servicer in its own name or acting through subservicers or agents is hereby authorized and empowered by the Owner when the Servicer believes it appropriate and reasonable in its best judgment, to execute and deliver, on behalf of itself or the Owner, all instruments of satisfaction or cancellation, or of partial or full release and discharge, and all other comparable instruments, with respect to the Mortgage Loans and the Mortgaged Properties and to institute foreclosure proceedings or obtain a deed-in-lieu of foreclosure so as to convert the ownership of such properties, and to hold or cause to be held title to such properties, on behalf of the Owner pursuant to the provisions of Subsection 10.13.

(f)   The Owner shall furnish to the Servicer any powers of attorney and other documents reasonably necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties under this Agreement.

(g)   Whether in connection with the foreclosure of a Mortgage Loan or otherwise, the Servicer shall from its own funds make all necessary and proper Servicing Advances; provided, however, that the Servicer is not required to make a Servicing Advance unless the Servicer determines in the exercise of its good faith judgment that such Servicing Advance would ultimately be recoverable from REO Disposition Proceeds, Insurance Proceeds or Condemnation Proceeds of the related Mortgaged Property (with respect to each of which the Servicer shall have the priority described in Subsection 10.05 for purposes of withdrawals from the Custodial Account). Any Servicing Advance that would cause the amount of unreimbursed Servicing Advances for a particular Mortgage Loan to exceed $15,000 shall be made only after notification of the Owner.

(h)   Notwithstanding anything to the contrary contained herein, in connection with a foreclosure or acceptance of a deed in lieu of foreclosure, in the event the Servicer has reasonable cause to believe that a Mortgaged Property is contaminated by hazardous or toxic substances or wastes, or if the Owner otherwise requests an environmental inspection or review of such Mortgaged Property, such an inspection or review is to be conducted by a qualified inspector at the Owner's expense. Upon completion of the inspection, the Servicer shall promptly provide the Owner with a written report of the environmental inspection. In the event (i) the environmental inspection report indicates that the Mortgaged Property is contaminated by hazardous or toxic substances or wastes and (ii) the Owner directs the Servicer to proceed with foreclosure or acceptance of a deed in lieu of foreclosure, the Servicer shall be reimbursed for all reasonable costs associated with such foreclosure or acceptance of a deed in lieu of foreclosure and any related environmental clean up costs, as applicable, from the related Liquidation Proceeds, or if the Liquidation Proceeds are insufficient fully to reimburse the Servicer, the Servicer shall be entitled to be reimbursed from amounts in the Custodial Account pursuant to Subsection 10.05 hereof. In the event the Owner directs the Servicer not to proceed with foreclosure or acceptance of a deed in lieu of foreclosure, the Servicer shall be reimbursed for all Servicing Advances made with respect to the related Mortgaged Property from the Custodial Account pursuant to Subsection 10.05 hereof.

Subsection 10.02   Liquidation of Mortgage Loans.

In the event that any payment due under any Mortgage Loan is not paid when the same becomes due and payable, or in the event the Mortgagor fails to perform any other covenant or obligation under the Mortgage Loan and such failure continues beyond any applicable grace period, the Servicer shall take such action as it shall deem to be in the best interest of the Owner. In the event that any payment due under any Mortgage Loan remains delinquent for a period of forty-five (45) days, the Servicer shall order an inspection of the related Mortgaged Property and, except with respect to any Mortgage Loan for which the Servicer is in the process of modifying or has modified the terms of such Mortgage Loan, if the Mortgage Loan remains delinquent for a period of ninety (90) days or more, the Servicer shall commence foreclosure proceedings in accordance with Customary Servicing Procedures and the guidelines set forth by Fannie Mae, Freddie Mac or FHFA, as applicable. In such connection, the Servicer shall from its own funds make all necessary and proper Servicing Advances. If the portion of any Liquidation Proceeds allocable as a recovery of interest on a related Mortgage Loan is less than the full amount of accrued and unpaid interest on such Mortgage Loan as of the date such proceeds are received, then the applicable portion of the Servicing Fee with respect to such Mortgage Loan shall be paid first and any amounts remaining thereafter shall be distributed to the Owner. Upon liquidation of any Mortgage Loan, the Servicer shall provide written notice thereof to the custodian appointed by the Owner.

Subsection 10.03   Collection of Mortgage Loan Payments.

Continuously from the date hereof until the principal and interest on all Mortgage Loans are paid in full, the Servicer will proceed diligently, in accordance with this Agreement, to collect all payments due under each of the Mortgage Loans when the same shall become due and payable. Further, the Servicer will in accordance with Customary Servicing Procedures ascertain and estimate taxes, assessments, fire and hazard insurance premiums, premiums for Primary Mortgage Insurance Policies, and all other charges that, as provided in any Mortgage, will become due and payable to the end that the installments payable by the Mortgagors will be sufficient to pay such charges as and when they become due and payable. Mortgage Loan payments received by the Servicer will be deposited within one Business Day of receipt into a clearing account that is an Eligible Account. The Mortgage Loan payments may be commingled with payments of other mortgagors and investors for up to two Business Days prior to the Servicer depositing the Mortgage Loan payments in the Custodial Account. Such clearing account shall not be used for operational or corporate purposes of the Servicer.

Subsection 10.04   Establishment of Custodial Account; Deposits in Custodial Account.

The Servicer shall segregate and hold all funds collected and received pursuant to each Mortgage Loan separate and apart from any of its own funds and general assets and shall establish and maintain one or more Custodial Accounts (collectively, the "Custodial Account"), titled "[   ], in trust for Redwood Residential Acquisition Corporation as Owner of Mortgage Loans and various Mortgagors." Such Custodial Account shall be an

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Eligible Account established with a commercial bank, a savings bank or a savings and loan association (which may be a depository Affiliate of the Servicer) which meets the guidelines set forth by the FHFA, Fannie Mae or Freddie Mac as an eligible depository institution for custodial accounts. The Custodial Account shall initially be established and maintained at [   ], or any successor thereto, and shall not be transferred to any other depository institution without the Owner's approval, which shall not unreasonably be withheld. In any case, the Custodial Account shall be insured by the FDIC in a manner which shall provide maximum available insurance thereunder and which may be drawn on by the Servicer.

The Servicer shall deposit in the Custodial Account, on a daily basis in accordance with Section 10.03, and retain therein, the following payments and collections received or made by it subsequent to the related Cut-off Date (other than in respect of principal and interest on the Mortgage Loans due on or before the related Cut-off Date):

(a)   all payments on account of principal, including Principal Prepayments, on the Mortgage Loans;

(b)   all payments on account of interest on the Mortgage Loans, less any applicable Servicing Fee;

(c)   all Liquidation Proceeds;

(d)   all proceeds received by the Servicer under any title insurance policy, hazard insurance policy, Primary Mortgage Insurance Policy or other insurance policy other than proceeds to be held in the Escrow Account and applied to the restoration or repair of the Mortgaged Property or released to the Mortgagor in accordance with Customary Servicing Procedures;

(e)   all awards or settlements in respect of condemnation proceedings or eminent domain affecting any Mortgaged Property which are not released to the Mortgagor in accordance with Customary Servicing Procedures;

(f)   any amount required to be deposited in the Custodial Account pursuant to Subsections 10.15 and 10.18;

(g)   any amount required to be deposited by the Servicer in connection with any REO Property pursuant to Subsection 10.13;

(h)   all amounts required to be deposited by the seller of the related Mortgage Loan in connection with shortfalls in principal amount of substitute Mortgage Loans;

(i)   with respect to each Full Prepayment and each Partial Prepayment, an amount (to be paid by the Servicer out of its own funds) equal to the Prepayment Interest Shortfall; *provided, however,* that the Servicer's aggregate obligations under this paragraph for any month shall be limited to the total amount of the Servicing Fee related to the Mortgage Loans during such month; and

(j) amounts required to be deposited by the Servicer in connection with the deductible clause of any hazard insurance policy.

The foregoing requirements for deposit in the Custodial Account shall be exclusive, it being understood and agreed that, without limiting the generality of the foregoing, Ancillary Fees need not be deposited by the Servicer in the Custodial Account.

The Servicer may invest the funds in the Custodial Account in Eligible Investments designated in the name of the Servicer for the benefit of the Owner, which shall mature not later than the Business Day next preceding the Remittance Date next following the date of such investment (except that (A) any investment in the institution with which the Custodial Account is maintained may mature on such Remittance Date and (B) any other investment may mature on such Remittance Date if the Servicer shall advance funds on such Remittance Date, pending receipt thereof to the extent necessary to make distributions to the Owner) and shall not be sold or disposed of prior to maturity. Notwithstanding anything to the contrary herein and above, all income and gain realized from any such investment shall be for the benefit of the Servicer and shall be subject to withdrawal by the Servicer. The amount of any losses incurred in respect of any such investments shall be deposited in the Custodial Account by the Servicer out of its own funds immediately as realized.

For all Eligible Investments rated at least "A1/A+"(short/long) that have terms greater than 60 days, in the event of a downgrade of such Eligible Investment below "A1" (or "A+" if no short term rating), the Servicer agrees to remove such Eligible Investment within 60 days of such downgrade. The Servicer acknowledges and agrees that the Servicer shall bear any losses incurred with respect to removal of such Eligible Investment following such a downgrade and that any losses shall be immediately deposited by the Servicer in the Custodial Account out of the Servicer's own funds, with no right to reimbursement therefor.

Subsection 10.05   Withdrawals From the Custodial Account.

The Servicer shall, from time to time, withdraw funds from the Custodial Account for the following purposes:

(a) to make payments to the Owner in the amounts and in the manner provided for in Subsection 10.15;

(b) [reserved];

(c) to reimburse itself for any unpaid portion of its Servicing Fees and for unreimbursed Servicing Advances, the Servicer's right to reimburse itself pursuant to this subclause (c) with respect to any Mortgage Loan being limited to related Liquidation Proceeds, Condemnation Proceeds, Insurance Proceeds and such other amounts as may be collected by the Servicer from the related Mortgagor or otherwise relating to the Mortgage Loan, it being understood that, in the case of any such reimbursement, the Servicer's right thereto shall be prior to the rights of the Owner unless the Servicer is required to pay the Prepayment Interest Shortfall pursuant to Subsection 10.15, in which case the Servicer's right to such reimbursement shall be subsequent to the payment to the Owner of such shortfall;

(d)   to reimburse itself for unreimbursed Servicing Advances and for unreimbursed P&I Advances, to the extent that such amounts are nonrecoverable (as certified by the Servicer to the Owner in an Officer's Certificate) by the Servicer pursuant to subclause (b) or (c) above;

(e)   to reimburse itself for expenses incurred by and reimbursable to it pursuant to Subsection 11.01;

(f)   [reserved];

(g)   to pay to itself any interest earned or any investment earnings on funds deposited in the Custodial Account, net of any losses on such investments;

(h)   to withdraw any amounts inadvertently deposited in the Custodial Account; and

(i)   to clear and terminate the Custodial Account upon the termination of this Agreement.

Upon request, the Servicer will provide the Owner with copies of reasonably acceptable invoices or other documentation relating to Servicing Advances that have been reimbursed from the Custodial Account.

Subsection 10.06   Establishment of Escrow Account; Deposits in Escrow Account.

The Servicer shall segregate and hold all funds collected and received pursuant to each Mortgage Loan which constitute Escrow Payments separate and apart from any of its own funds and general assets and shall establish and maintain one or more Escrow Accounts (collectively, the "Escrow Account"), titled "[   ], in trust for Redwood Residential Acquisition Corporation as Owner of Mortgage Loans and various Mortgagors." The Escrow Account shall be an Eligible Account established with a commercial bank, a savings bank or a savings and loan association (which may be a depository Affiliate of Servicer), which meets the guidelines set forth by Fannie Mae or Freddie Mac as an eligible institution for escrow accounts. The Escrow Account shall initially be established and maintained at [   ], or any successor thereto, and shall not be transferred to any other depository institution without the Owner's approval, which shall not unreasonably be withheld. In any case, the Escrow Account shall be insured by the FDIC in a manner which shall provide maximum available insurance thereunder and which may be drawn on by the Servicer.

The Servicer shall deposit in the Escrow Account on a daily basis, and retain therein: (a) all Escrow Payments collected on account of the Mortgage Loans, for the purpose of effecting timely payment of any such items as required under the terms of this Agreement and

(b) all amounts representing proceeds of any hazard insurance policy which are to be applied to the restoration or repair of any Mortgaged Property. The Servicer shall make withdrawals therefrom only in accordance with Subsection 10.07 hereof. As part of its servicing duties, the Servicer shall pay to the Mortgagors interest on funds in the Escrow Account, to the extent required by law.

Subsection 10.07   Withdrawals From Escrow Account.

Withdrawals from the Escrow Account shall be made by the Servicer only (a) to effect timely payments of ground rents, taxes, assessments, premiums for Primary Mortgage Insurance Policies, fire and hazard insurance premiums or other items constituting Escrow Payments for the related Mortgage, (b) to reimburse the Servicer for any Servicing Advance made by Servicer pursuant to Subsection 10.08 hereof with respect to a related Mortgage Loan, (c) to refund to any Mortgagor any funds found to be in excess of the amounts required under the terms of the related Mortgage Loan, (d) for transfer to the Custodial Account upon default of a Mortgagor or in accordance with the terms of the related Mortgage Loan and if permitted by applicable law, (e) for application to restore or repair of the Mortgaged Property, (f) to pay to the Mortgagor, to the extent required by law, as a Servicing Advance, any interest paid on the funds deposited in the Escrow Account, (g) to pay to itself any interest earned on funds deposited in the Escrow Account (and not required to be paid to the Mortgagor), (h) to the extent permitted under the terms of the related Mortgage Note and applicable law, to pay late fees with respect to any Monthly Payment which is received after the applicable grace period, (i) to withdraw suspense payments that are deposited into the Escrow Account, (j) to withdraw any amounts inadvertently deposited in the Escrow Account or (k) to clear and terminate the Escrow Account upon the termination of this Agreement.

Subsection 10.08   Payment of Taxes, Insurance and Other Charges; Collections Thereunder.

With respect to each Mortgage Loan, the Servicer shall maintain accurate records reflecting the status of ground rents, taxes, assessments and other charges which are or may become a lien upon the Mortgaged Property and the status of premiums for Primary Mortgage Insurance Policies and fire and hazard insurance coverage and shall obtain, from time to time, all bills for the payment of such charges (including renewal premiums) and shall effect payment thereof prior to the applicable penalty or termination date and at a time appropriate for securing maximum discounts allowable, employing for such purpose deposits of the Mortgagor in the Escrow Account which shall have been estimated and accumulated by the Servicer in amounts sufficient for such purposes, as allowed under the terms of the Mortgage. To the extent that a Mortgage does not provide for Escrow Payments, the Servicer shall determine that any such payments are made by the Mortgagor. The Servicer assumes full responsibility for the timely payment of all such bills and shall effect timely payments of all such bills irrespective of each Mortgagor's faithful performance in the payment of same or the making of the Escrow Payments and shall make Servicing Advances to effect such payments, subject to its ability to recover such Servicing Advances pursuant to Subsections 10.05(c), 10.05(d) and 10.07(b). No costs incurred by the Servicer or subservicers in effecting the payment of ground rents, taxes, assessments and other charges on the Mortgaged Properties or mortgage or hazard insurance premiums shall, for the purpose of calculating remittances to the Owner, be added to the unpaid principal balance of the related Mortgage Loans, notwithstanding that the terms of such Mortgage Loans so permit.

The Owner shall, at no cost or expense to the Servicer, transfer, or cause an Originator to transfer, any existing tax service contracts ("Tax Service Contract") to the Servicer and provide the Servicer with an electronic file identifying (A) tax type, payment frequency, payee code, tax amount last paid, next due date, parcel number, legal description, previous servicer's name, and (B) each Tax Service Contract, if any, by contract number. If a Tax Service Contract is not in existence or such tax service contract is not guaranteed or transferable to the Servicer, the Servicer shall obtain a tax service contract for such Mortgage Loans on behalf of the Owner. For each tax service contract obtained by the Servicer, the Owner shall pay the Servicer a fee set forth or referenced in the applicable Servicer Acknowledgement.

Subsection 10.09   Transfer of Accounts.

The Servicer may, with the approval of the Owner, transfer the Custodial Account or the Escrow Account to an Eligible Account at a different depository institution.

Subsection 10.10   Maintenance of Hazard Insurance.

The Servicer shall cause to be maintained for each Mortgage Loan fire and hazard insurance with extended coverage customary in the area where the Mortgaged Property is located by an insurer acceptable to Fannie Mae or Freddie Mac, as applicable, in an amount that is at least equal to the lesser of (a) the full insurable value of the Mortgaged Property, or (b) the greater of (i) the outstanding principal balance owing on the Mortgage Loan and (ii) an amount such that the proceeds of such insurance shall be sufficient to avoid the application to the Mortgagor or loss payee of any coinsurance clause under the policy. If the Mortgaged Property is in an area identified in the Federal Register by the Federal Emergency Management Agency as a special flood hazard area (and such flood insurance has been made available) the Servicer will cause to be maintained a flood insurance policy meeting the requirements of the National Flood Insurance Program, in an amount representing coverage not less than the lesser of (A) the minimum amount required under the terms of the coverage to compensate for any damage or loss to the Mortgaged Property on a replacement-cost basis (or the outstanding principal balance of the Mortgage Loan if replacement-cost basis is not available) or (B) the maximum amount of insurance available under the National Flood Insurance Program. The Servicer shall also maintain on REO Property fire and hazard insurance with extended coverage in an amount which is at least equal to the maximum insurable value of the improvements which are a part of such property, liability insurance and, to the extent required and available under the National Flood Insurance Program, flood insurance in an amount required above. Any amounts collected by the Servicer under any such policies (other than amounts to be deposited in the Escrow Account and applied to the restoration or repair of the property subject to the related Mortgage or property acquired in liquidation of the Mortgage Loan, or to be released to the Mortgagor in accordance with Customary Servicing Procedures) shall be deposited in the Custodial Account, subject to withdrawal pursuant to Subsection 10.05. It is understood and agreed that no earthquake or other additional insurance need be required by the Servicer of any Mortgagor or maintained on REO Property other than pursuant to such applicable laws and regulations as shall at any time be in force and as shall require such additional insurance. All policies required hereunder shall be endorsed with standard mortgagee clauses with loss payable to Servicer, and shall provide for at least thirty (30) days prior written notice of any cancellation, reduction in amount or material change in coverage to the Servicer. The Servicer shall not interfere with the Mortgagor's freedom of choice in selecting either its insurance carrier or agent; *provided, however,* that unless otherwise required by the terms of the related Mortgage Note or applicable law, the Servicer shall not accept any such insurance policies from insurance companies unless such companies are acceptable to Fannie Mae or Freddie Mac, as applicable, and are licensed to do business in the state wherein the property subject to the policy is located.

The hazard insurance policies for each Mortgage Loan secured by a unit in a condominium development or planned unit development shall be maintained with respect to such Mortgage Loan and the related development in a manner which is consistent with Fannie Mae or Freddie Mac requirements, as applicable, unless otherwise required by the terms of the related Mortgage Note or applicable law.

Subsection 10.11   Maintenance of Primary Mortgage Insurance Policy; Claims.

With respect to each Mortgage Loan as to which (a) the data provided by the Owner indicates a Loan-to-Value Ratio in excess of 80% at the time of servicing transfer to the Servicer and (b) a Primary Mortgage Insurance Policy is then in effect, the Servicer shall promptly, without any cost to the Owner, maintain or cause the Mortgagor to maintain in full force and effect a Primary Mortgage Insurance Policy issued by a Qualified Insurer insuring the portion over 78% (or such other percentage in conformance with then current Fannie Mae requirements) until terminated pursuant to the Homeowners Protection Act of 1988, 12 USC § 4901, et seq. or any other applicable federal, state or local law or regulation. In the event that such Primary Mortgage Insurance Policy shall be terminated other than as required by law, the Servicer shall obtain from another Qualified Insurer a comparable replacement policy, with a total coverage equal to the remaining coverage of such terminated Primary Mortgage Insurance Policy. If the insurer shall cease to be a Qualified Insurer, the Servicer shall obtain from another Qualified Insurer a replacement Primary Mortgage Insurance Policy. The Servicer shall not take any action which would result in noncoverage under any applicable Primary Mortgage Insurance Policy of any loss which, but for the actions of the Servicer would have been covered thereunder. In connection with any assumption or substitution agreement entered into or to be entered into pursuant to Subsection 10.17, the Servicer shall promptly notify the insurer under the related Primary Mortgage Insurance Policy, if any, of such assumption or substitution of liability in accordance with the terms of such Primary Mortgage Insurance Policy and shall take all actions which may be required by such insurer as a condition to the continuation of coverage under such Primary Mortgage Insurance Policy. If such Primary Mortgage Insurance Policy is terminated as a result of such assumption or substitution of liability, the Servicer shall obtain a replacement Primary Mortgage Insurance Policy as provided above.

In connection with its activities as servicer, the Servicer agrees to prepare and present or to assist the Owner in preparing and presenting, on behalf of itself and the Owner, claims to the insurer under any Primary Mortgage Insurance Policy in a timely fashion in accordance with the terms of such Primary Mortgage Insurance Policy and, in this regard, to take such action as shall be necessary to permit recovery under any Primary Mortgage Insurance Policy respecting a defaulted Mortgage Loan. Pursuant to Subsection 10.04, any amounts collected by the Servicer under any Primary Mortgage Insurance Policy shall be deposited in the Custodial Account, subject to withdrawal pursuant to Subsection 10.05.

Subsection 10.12   Fidelity Bond; Errors and Omissions Insurance.

The Servicer shall maintain, at its own expense, a blanket Fidelity Bond and an errors and omissions insurance policy, with broad coverage on all officers, employees or other persons acting in any capacity requiring such persons to handle funds, money, documents or papers relating to the Mortgage Loans. These policies must insure the Servicer against losses resulting from fraud, theft, errors, omissions, negligence, dishonest or fraudulent acts committed by the Servicer's personnel, any employees of outside firms that provide data processing services for the Servicer, and temporary contract employees or student interns. The Fidelity Bond shall also protect and insure the Servicer against losses in connection with the release or satisfaction of a Mortgage Loan without having obtained payment in full of the indebtedness secured thereby. No provision of this Subsection 10.12 requiring such Fidelity Bond and errors and omissions insurance shall diminish or relieve the Servicer from its duties and obligations as set forth in this Agreement. The minimum coverage under any such Fidelity Bond and insurance policy shall be at least equal to the corresponding amounts required by Fannie Mae in the Fannie Mae Guides or by Freddie Mac in the Freddie Mac Guide, as amended or restated from time to time, as applicable, or in an amount as may be permitted to the Servicer by express waiver of Fannie Mae or Freddie Mac, as applicable. Upon request of the Owner, the Servicer shall cause to be delivered to the Owner a certified true copy of such Fidelity Bond or a certificate evidencing the same with a statement that the Servicer shall endeavor to provide written notice to the Owner thirty (30) days prior to modification or any material change.

Subsection 10.13   Title, Management and Disposition of REO Property.

Subject to Subsection 10.02, in the event that title to a Mortgaged Property is acquired in foreclosure or by deed in lieu of foreclosure, the deed or certificate of sale shall be taken in the name of the Owner or its nominee.

The Servicer shall cause to be deposited on a daily basis in the Custodial Account all revenues received with respect to the conservation of the related REO Property. The Servicer shall make distributions as required on each Remittance Date to the Owner of the net cash flow from the REO Property (which shall equal the revenues from such REO Property net of the expenses described below and of any reserves reasonably required from time to time to be maintained to satisfy anticipated liabilities for such expenses).

The disposition of REO Property shall be carried out by the Servicer, subject to Subsection 10.01. The Owner shall pay the Servicer a fee of [ ]% of the sales price for such REO Property for services associated with servicing the REO Property through its disposition. Upon the request of the Owner, and at the Owner's expense, the Servicer shall cause an appraisal of the REO Property to be performed for the Owner.

The Servicer shall either itself or through an agent selected by the Servicer, manage, conserve, protect and operate the REO Property in the same manner that it manages, conserves, protects and operates other foreclosed property for its own account, and in the same manner that similar property in the same locality as the REO Property. Any disbursement in excess of $15,000 shall be made only with the prior written approval of the Owner. The Servicer shall deduct the costs of managing, conserving, protecting and operating the REO Property from the proceeds of the sale of the REO Property (providing documentary evidence of such costs).

The Servicer shall not accept any sale offer for an REO Property that is more than 10% below the Reconciled Market Value of the REO Property without the prior written consent of the Owner.

Subsection 10.14   Servicing Compensation.

As compensation for its services hereunder and subject to Subsection 10.15, the Servicer shall be entitled to retain the applicable portion of the Servicing Fee from interest payments actually collected on the Mortgage Loans. Additional servicing compensation in the form of assumption fees, fees related to the disposition of REO Property, Ancillary Fees (other than late payment charges) and one-half of the amount of late payment charges shall be retained by the Servicer to the extent not required to be deposited in the Custodial Account. Prepayment Charges shall not be included in the Servicer's compensation but paid to the Owner. The Servicer shall be required to pay all expenses incurred by it in connection with its servicing activities hereunder and shall not be entitled to reimbursement therefor except as specifically provided for herein. To the extent the Servicer is entitled to any portion of Servicing Fees, Servicing Advances and other amounts in excess of the interest payments actually collected on the Mortgage Loans with respect to any Remittance Date, the Servicer shall invoice the Owner in accordance with Section 10.16 for such amounts and the Owner shall pay the Servicer such amount within five (5) Business Days of receipt thereof.

Subsection 10.15   Distributions.

On each Remittance Date the Servicer shall remit by wire transfer of immediately available funds to the account designated in writing by the Owner of record on the preceding Record Date (a) all amounts credited to the Custodial Account at the close of business on the related Determination Date, net of charges against or withdrawals from the Custodial Account pursuant to Subsection 10.05(b) through (h) minus (b) any amounts attributable to Principal Prepayments received after the end of the calendar month preceding the month in which the Remittance Date occurs, minus (c) any amounts attributable to Monthly Payments collected but due on a Due Date or Due Dates subsequent to the first day of the month in which the Remittance Date occurs.

Subject to Subsection 10.24, not later than each Remittance Date, the Servicer shall from its own funds deposit, as a P&I Advance, in the Custodial Account an amount equal to the aggregate Prepayment Interest Shortfall due to either Partial Prepayment or Full Prepayment, if any, existing in respect of the related Principal Prepayment Period; provided, however, that the aggregate amount of Prepayment Interest Shortfalls deposited on any Remittance Date shall not exceed the amount of Servicing Fee related to the Mortgage Loans with respect to such Remittance Date.

With respect to any remittance received by a party after the Business Day on which such payment was due, the remittance party shall pay to the receiving party interest on any such late payment at an annual rate equal to the prime lending rate as is publicly announced from time to time in the Wall Street Journal, or its successor, at the prime lending rate published that day in the Wall Street Journal, adjusted as of the date of each change, plus two percent (2%), but in no event greater than the maximum amount permitted by applicable law. Such interest shall be paid on the date such late payment is made and shall cover the period commencing with the Business Day on which such payment was due and ending with the Business Day immediately preceding the Business Day on which such payment is made, both inclusive. The payment by a party of any such interest shall not be deemed an extension of time for payment or a waiver of any Event of Default.

Subsection 10.16   Statements to the Owner.

(a)   Not later than five (5) days prior to each related Remittance Date, the Servicer shall forward to the Owner a statement in the form specified and with the information required by the monthly reporting format of the Master Servicer, as provided to the Servicer by the Owner. Such statement shall also include information regarding delinquencies on Mortgage Loans, indicating the number and aggregate principal amount of Mortgage Loans which are either one (1), two (2) or three (3) or more months delinquent. The Servicer shall submit to the Owner monthly a liquidation report with respect to each Mortgaged Property sold in a foreclosure sale as of the related Record Date and not previously reported. The Servicer shall also provide such information as set forth above to the Owner in electronic form in the Servicer's standard format, a copy of which has been provided by the Servicer.

(b)   In addition, the Servicer shall submit to the Owner monthly loan-by-loan default information including, without limitation, notes made and retained by the Servicer in connection with servicing the defaulted loan, the reasons for the default, updated values of the Mortgaged Property, updated FICO scores on the Mortgagor and information regarding Servicing Advances made.

(c)   On or after the 16th day of each calendar month, the Servicer shall provide, at the Owner's request, a list of the Mortgagors as to which Monthly Payments that were due on the immediately preceding Due Date have not yet been received.

(d)   The Servicer shall prepare and file any and all tax returns, information statements or other filings required to be delivered to any governmental taxing authority, the Mortgagor or to the Owner pursuant to any applicable law with respect to the Mortgage Loans and the transactions contemplated hereby. In addition, the Servicer shall provide the Owner with such information concerning the Mortgage Loans as is necessary for such Owner to prepare federal income tax returns as the Owner may reasonably request from time to time.

Subsection 10.17   Assumption Agreements.

The Servicer will use its best efforts to enforce any "due-on-sale" provision contained in any Mortgage or Mortgage Note; *provided* that, subject to the Owner's prior approval, the Servicer shall permit such assumption if so required in accordance with the terms of the Mortgage or the Mortgage Note. When the Mortgaged Property has been conveyed by the Mortgagor prior to payment in full of the Mortgage Loan, the Servicer will, to the extent it has knowledge of such conveyance, exercise its rights to accelerate the maturity of such Mortgage Loan under the "due-on-sale" clause applicable thereto; *provided, however*, the Servicer will not exercise such rights if prohibited by law from doing so or if the exercise of such rights would impair or threaten to impair any recovery under the related Primary Mortgage Insurance Policy, if any. In connection with any such assumption, the outstanding principal amount, the Monthly Payment, the Mortgage Interest Rate, the Lifetime Rate Cap (if applicable), the Gross Margin (if applicable), the Initial Rate Cap (if applicable) or the Periodic Rate Cap (if applicable) of the related Mortgage Note shall not be changed, and the term of the Mortgage Loan will not be increased or decreased. If an assumption is allowed pursuant to this Subsection 10.17, the Servicer with the prior consent of the issuer of the Primary Mortgage Insurance Policy, if any, is authorized to enter into a substitution of liability agreement with the purchaser of the Mortgaged Property pursuant to which the original Mortgagor is released from liability and the purchaser of the Mortgaged Property is substituted as Mortgagor and becomes liable under the Mortgage Note.

Subsection 10.18   Satisfaction of Mortgages and Release of Mortgage Files.

Upon the payment in full of any Mortgage Loan, or the receipt by the Servicer of a notification that payment in full will be escrowed in a manner customary for such purposes, the Servicer will obtain the portion of the Mortgage File that is in the possession of the Owner or its designee, prepare and process any required satisfaction or release of the Mortgage and notify the Owner in accordance with the provisions of this Agreement. The Owner agrees to deliver to the Servicer (or cause to be delivered to the Servicer) the original Mortgage Note for any Mortgage Loan not later than five (5) Business Days following its receipt of a notice from the Servicer that such a payment in full has been received or that a notification has been received that such a payment in full shall be made. Such Mortgage Note shall be held by the Servicer, in trust, for the purpose of canceling such Mortgage Note and delivering the canceled Mortgage Note to the Mortgagor in a timely manner as and to the extent provided under any applicable federal or state law.

In the event the Servicer grants a satisfaction or release of a Mortgage without having obtained payment in full of the indebtedness secured by the Mortgage or as otherwise permitted under this Agreement, the Servicer shall remit to the Owner the Stated Principal Balance of the related Mortgage Loan by deposit thereof in the Custodial Account no later than the immediately following Remittance Date, unless the Servicer has cured its error prior to such Remittance Date. In addition, the Servicer shall have the right, at its expense, to cure any such erroneous satisfaction or release and reinstate the Mortgage of record unless the related Mortgage Loan has been included in a Securitization Transaction. Upon such reinstatement, the Owner shall return any funds remitted by the Servicer related thereto unless the related Mortgage Loan has been included in a Securitization Transaction. At its option, upon remittance of the funds to the Owner by the Servicer, the Servicer may require the Owner to assign to the Servicer any rights, if any, the Owner may have with regard to the Mortgage to allow the Servicer to attempt to reinstate the Mortgage of record.

Subsection 10.19   Servicer Shall Provide Access and Information as Reasonably Required.

The Servicer shall provide to the Owner, and for any Owner insured by FDIC or NAIC, the supervisory agents and examiners of FDIC and OCC or NAIC, access to any documentation regarding the Mortgage Loans which may be required by applicable regulations. Such access shall be afforded without charge, but only upon reasonable request, during normal business hours and at the offices of the Servicer.

In addition, the Servicer shall furnish upon request by the Owner, during the term of this Agreement, such periodic, special or other reports or information, whether or not provided for herein, as shall be necessary, reasonable and appropriate with respect to the purposes of this Agreement and applicable regulations. All such reports or information shall be provided by and in accordance with all reasonable instructions and directions the Owner may require. The Servicer agrees to execute and deliver all such instruments and take all such action as the Owner, from time to time, may reasonably request in order to effectuate the purposes and to carry out the terms of this Agreement.

Subsection 10.20   Inspections.

The Servicer shall inspect the Mortgaged Property as often deemed necessary by the Servicer to assure itself that the value of the Mortgaged Property is being preserved. In addition, if any Mortgage Loan is more than forty-five (45) days delinquent, the Servicer shall inspect the Mortgaged Property and shall conduct subsequent inspections in accordance with Customary Servicing Procedures or as may be required by the primary mortgage guaranty insurer. The Servicer shall keep written report of each such inspection and shall provide a copy of such inspection to the Owner upon the request of the Owner.

Subsection 10.21   Restoration of Mortgaged Property.

The Servicer need not obtain the approval of the Owner prior to releasing any Insurance Proceeds or Condemnation Proceeds to the Mortgagor to be applied to the restoration or repair of the Mortgaged Property if such release is in accordance with Customary Servicing Procedures. For claims greater than $15,000, at a minimum, the Servicer shall, to the extent permitted by the terms of the related Mortgage Note and applicable law, comply with the following conditions in connection with any such release of Insurance Proceeds or Condemnation Proceeds:

(a)   the Servicer shall receive satisfactory independent verification of completion of repairs and issuance of any required approvals with respect thereto;

(b)   the Servicer shall take all steps necessary to preserve the priority of the lien of the Mortgage, including, but not limited to requiring waivers with respect to mechanics' and materialmen's liens;

(c)   the Servicer shall verify that the Mortgage Loan is not in default; and

(d)   pending repairs or restoration, the Servicer shall place the Insurance Proceeds or Condemnation Proceeds in the Escrow Account.

If the Owner is named as an additional loss payee, the Servicer is hereby empowered to endorse any loss draft issued in respect of such a claim in the name of the Owner.

Subsection 10.22   Fair Credit Reporting Act.

The Servicer, in its capacity as servicer for each Mortgage Loan, agrees to fully furnish, in accordance with the Fair Credit Reporting Act and its implementing regulations, accurate and complete information (e.g., favorable and unfavorable) on its borrower credit files to Equifax, Experian and Trans Union Credit Information Company (three of the credit repositories), on a monthly basis.

Subsection 10.23   Prepayment Charges.

Notwithstanding anything in this Agreement to the contrary, in the event of a Principal Prepayment, the Servicer shall not waive any Prepayment Charge or portion thereof required by the terms of the related Mortgage Note unless (i) the related Mortgage Loan is in default or foreseeable default and such waiver (a) is standard and customary in servicing mortgage loans similar to the Mortgage Loans and (b) would, in the reasonable judgment of the Servicer, maximize recovery of total proceeds taking into account the value of such Prepayment Charge and the related Mortgage Loan, (ii) (A) the enforceability thereof is limited (1) by bankruptcy, insolvency, moratorium, receivership, or other similar law relating to creditors' rights generally or (2) due to acceleration in connection with a foreclosure or other involuntary payment, or (B) the enforceability is otherwise limited or prohibited by applicable law, (iii) the enforceability would be considered "predatory" pursuant to written guidelines issued by any applicable federal, state or local authority having jurisdiction over such matters, (iv) the Servicer is unable to locate documentation sufficient to allow it to confirm the existence and amount of such Prepayment Charge after using commercially reasonable efforts to locate such documentation, which efforts shall include, but are not limited to, seeking such documentation from the Owner, the Owner's custodian and from its own records or files, or (v) the related Mortgaged Property has been damaged such that the current value of the Mortgaged Property has been reduced by at least half as a result of a natural disaster or other insured or uninsured peril, and the borrower has elected to pay the loan in full rather than rebuild the Mortgaged Property. For the avoidance of doubt, the Servicer may waive a Prepayment Charge in connection with a short sale or short payoff on a defaulted Mortgage Loan.

Subsection 10.24   <u>Recovery and Reimbursement of Advances.</u>

Notwithstanding anything to the contrary in this Agreement, the Servicer shall have no obligation to make any Servicing Advance from its corporate funds on account of any Mortgage Loan, but instead the Servicer shall be entitled to use funds available for remittance to the Owner to pay such Servicing Advances. The Servicer shall not be obligated to advance its funds to pay attorney fees or costs incurred on behalf of the Owner in connection with litigation related to a Mortgage Loan.

(a)   Servicing Advances.

The Servicer may, from time to time during the term of this Agreement, and for ease of administration, make Servicing Advances when in its good faith judgment it is necessary or advisable to do so, and the Servicer shall not have any obligation to notify the Owner before making any Servicing Advance except as otherwise specified herein.

(b)   P&I Advances.

The Servicer shall have no obligation to remit any funds, nor make any P&I Advance, in excess of amounts actually collected by the Servicer. The Servicer shall remit such funds only upon funding by the Owner of any required remittance.

The Servicer will notify the Owner by electronic or facsimile transmission of the amount that is necessary to make a required P&I Advance not later than three (3) Business Days before the Servicer requires the funds. The Owner shall, at the Servicer's direction either immediately deposit such amount into the appropriate Custodial Account or wire such amount to the Servicer.

(c)   Servicer's Option to Interim Bill and Require Funding of Anticipated Servicing Advances.

In addition to provisions elsewhere in this Agreement, the Servicer, in its sole discretion, may at any time bill the Owner for Servicing Advances that are then outstanding and for Servicing Advances that the Servicer anticipates the Servicer will make prior to the next month end. Any such invoice shall be payable within twenty (20) Business Days of the Owner's receipt.

SECTION 11. The Servicer.

Subsection 11.01 Indemnification; Third Party Claims.

(a) The Servicer agrees to indemnify and hold harmless the Owner and its officers, employees, members, directors, Affiliates and representatives against any and all claims, losses, penalties, fines, forfeitures, legal fees and related costs, judgments, and any other costs, fees and expenses that the Owner may sustain in any way related to (i) the failure of the Servicer to service the Mortgage Loans in compliance with the terms of this Agreement or (ii) a breach of the Servicer's representations, warranties or covenants included in this Agreement. This indemnification shall survive the termination of this Agreement or the termination of any party to this Agreement.

(b) The Servicer shall promptly notify the Owner if a claim is made by a third party with respect to this Agreement or the Mortgage Loans, and the Servicer shall assume (with the written consent of the Owner) the defense of any such claim and pay, as a Servicing Advance, all expenses in connection therewith, including counsel fees. If the Servicer has assumed the defense of the Owner, the Servicer shall provide the Owner with a written report of all expenses and advances incurred by the Servicer pursuant to this Subsection 11.01 and the Owner shall promptly reimburse the Servicer for all unreimbursed amounts advanced by it pursuant to the preceding sentence except when and to the extent that the claims relate to the failure of the Servicer to service the Mortgage Loans in accordance with the terms of this Agreement or any other breach by the Servicer of this Agreement.

Subsection 11.02 Merger or Consolidation of the Servicer.

The Servicer will keep in full effect its existence, rights and franchises as a national banking association, and will obtain and preserve its qualification to do business in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Agreement or any of the Mortgage Loans and to perform its duties under this Agreement.

Any Person into which the Servicer may be merged or consolidated, or any entity resulting from any merger, conversion or consolidation to which the Servicer shall be a party, or any Person succeeding to substantially all of the business of the Servicer (whether or not related to loan servicing), shall be the successor of the Servicer hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

Subsection 11.03   Limitation on Liability of the Servicer and Others.

The duties and obligations of the Servicer shall be determined solely by the express provisions of this Agreement, the Servicer shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Servicer. Neither the Servicer nor any of the directors, officers, employees or agents of the Servicer shall be under any liability to the Owner for any action taken or for refraining from the taking of any action in accordance with Customary Servicing Procedures and otherwise in good faith pursuant to this Agreement or for errors in judgment; *provided, however*, that this provision shall not protect the Servicer against any liability resulting from any breach of any representation or warranty made herein, or from any liability specifically imposed on the Servicer herein; and, *provided further,* that this provision shall not protect the Servicer against any liability that would otherwise be imposed by reason of the willful misfeasance, bad faith or gross negligence in the performance of duties or by reason of reckless disregard of the obligations or duties hereunder. The Servicer and any director, officer, employee or agent of the Servicer may rely on any document of any kind which it in good faith reasonably believes to be genuine and to have been adopted or signed by the proper authorities respecting any matters arising hereunder. Subject to the terms of Subsection 11.01, the Servicer shall have no obligation to appear with respect to, prosecute or defend any legal action which is not incidental to the Servicer's duty to service the Mortgage Loans in accordance with this Agreement.

Subsection 11.04   Servicer Resignation Requirements.

The Servicer shall not assign this Agreement or resign from the obligations and duties hereby imposed on it except upon the determination that the Servicer's duties hereunder are no longer permissible under applicable law and such incapacity cannot be cured by the Servicer. Any such determination permitting the unilateral resignation of the Servicer shall be evidenced by an Opinion of Counsel to such effect delivered to the Owner, which Opinion of Counsel shall be in form and substance acceptable to the Owner. No such resignation of or assignment by the Servicer shall become effective until a successor has assumed the Servicer's responsibilities and obligations hereunder in accordance with Subsection 13.02. If the Servicer resigns pursuant to this Section 11.04, the Servicer shall pay all costs incurred by the Owner in transferring servicing of the Mortgage Loans.

Subsection 11.05   No Liability for Failure to Deliver Servicing Files.

The Servicer shall have no liability for any failure to carry out its servicing responsibilities hereunder that is directly caused by the failure of an Originator to deliver to the Servicer the Servicing Files (or portions thereof) necessary to service such Mortgage Loans in material compliance with the Customary Servicing Procedures or this Agreement.

SECTION 12. Default.

Subsection 12.01 Events of Default.

In case one or more of the following Events of Default by the Servicer shall occur and be continuing:

(a) any failure by the Servicer to remit to the Owner any payment required to be made under the terms of this Agreement which continues unremedied for a period of two (2) Business Days;

(b) failure by the Servicer to duly observe or perform, in any material respect, any other covenants, obligations or agreements of the Servicer as set forth in this Agreement which failure continues unremedied for a period of thirty (30) days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Servicer by the Owner;

(c) a decree or order of a court or agency or supervisory authority having jurisdiction for the appointment of a conservator or receiver or liquidator in any insolvency, bankruptcy, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Servicer and such decree or order shall have remained in force, undischarged or unstayed for a period of sixty (60) days;

(d) the Servicer shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, bankruptcy, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to the Servicer or relating to all or substantially all of the Servicer's property;

(e) the Servicer shall admit in writing its inability to pay its debts as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors, or voluntarily suspend payment of its obligations;

(f) the Servicer shall cease to be qualified to do business under the laws of any state in which a Mortgaged Property is located, but only to the extent such qualification is necessary to ensure the enforceability of each Mortgage Loan and to perform the Servicer's obligations under this Agreement;

(g) the Servicer shall fail to meet the servicer eligibility qualifications of Fannie Mae or the Servicer shall fail to meet the servicer eligibility qualifications of Freddie Mac;

then, and in each and every such case, so long as an Event of Default shall not have been remedied, the Owner, by notice in writing to the Servicer, may, in addition to whatever rights the Owner may have at law or equity to damages, including injunctive relief and specific performance, commence termination of all the rights and obligations of the Servicer under this Agreement and with respect to the Mortgage Loans and the proceeds thereof. Upon receipt by the Servicer of such written notice from the Owner stating that it intends to terminate the Servicer as a result of such Event of Default, all authority and power of the Servicer under this Agreement, including any compensation due the Servicer under this Agreement on and after the effective date of termination, whether with respect to the Mortgage Loans or otherwise, shall pass to and be vested in the successor appointed pursuant to Subsection 13.02. Upon written request from the Owner, the Servicer shall prepare, execute and deliver to a successor any and all documents and other instruments, place in such successor's possession all Mortgage Files and do or cause to be done all other acts or things necessary or appropriate to effect the purposes of such notice of termination, including, but not limited to, the transfer and endorsement or assignment of the Mortgage Loans and related documents to the successor at the Servicer's sole expense. The Servicer agrees to cooperate with the Owner and such successor in effecting the termination of the Servicer's responsibilities and rights hereunder, including, without limitation, the transfer to such successor for administration by it of all amounts which shall at the time be credited by the Servicer to the Custodial Account or Escrow Account or thereafter received with respect to the Mortgage Loans and the payment of all costs relating to the transfer of servicing.

Subsection 12.02   Waiver of Default.

The Owner may waive any default by the Servicer in the performance of its obligations hereunder and its consequences. Upon any waiver of a past default, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereto except to the extent expressly so waived.

SECTION 13. Termination.

Subsection 13.01   Termination.

The obligations and responsibilities of the Servicer, as servicer, shall terminate upon (a) the distribution to the Owner of the final payment or liquidation with respect to the last Mortgage Loan, (b) the disposition of all property acquired upon foreclosure or deed in lieu of foreclosure with respect to the last Mortgage Loan and the remittance of all funds due hereunder, (c) notice given by the Owner pursuant to Section 13.03, or (d) notice given by the Servicer pursuant to Section 11.04. Upon written request from the Owner in connection with any such termination, the Servicer shall prepare, execute and deliver, any and all documents and other instruments, place in the Owner's possession all Mortgage Files, and do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement or assignment of the Mortgage Loans and related documents, or otherwise, at the Owner's sole expense. The Servicer agrees to cooperate with the Owner and such successor in effecting the termination of the Servicer's responsibilities and rights hereunder as servicer, including, without limitation, the transfer to such successor for administration by it of all cash amounts which shall at the time be credited by the Servicer to the Custodial Account or Escrow Account or thereafter received with respect to the Mortgage Loans.

Subsection 13.02   Successors to the Servicer.

Prior to the termination of the Servicer's responsibilities and duties under this Agreement pursuant to Subsections 11.04, 12.01 or 13.01, the Owner shall, (a) succeed to and assume all of the Servicer's responsibilities, rights, duties and obligations under this Agreement or (b) appoint a successor which shall succeed to all rights and assume all of the responsibilities, duties and liabilities of the Servicer under this Agreement upon such termination. In connection with such appointment and assumption, the Owner may make such arrangements for the compensation of such successor out of payments on Mortgage Loans as it and such successor shall agree. In the event that the Servicer's duties, responsibilities and liabilities under this Agreement shall be terminated pursuant to the aforementioned Subsections, the Servicer shall discharge such duties and responsibilities during the period from the date it acquires knowledge of such termination until the effective date thereof with the same degree of diligence and prudence which it is obligated to exercise under this Agreement, and shall take no action whatsoever that might impair or prejudice the rights or financial condition of its successor. The resignation or removal of the Servicer pursuant to the aforementioned Subsections shall not become effective until a successor shall be appointed pursuant to this Subsection and shall in no event relieve the Servicer of the representations and warranties made pursuant to Section 7 and any remedies available to the Owner under Section 11.01 or otherwise, it being understood and agreed that the provisions of such Section 7 and Section 11.01 shall be applicable to the Servicer notwithstanding any such resignation or termination of the Servicer, or the termination of this Agreement.

Any successor appointed as provided herein shall execute, acknowledge and deliver to the Servicer and to the Owner an instrument accepting such appointment, whereupon such successor shall become fully vested with all the rights, powers, duties, responsibilities, obligations and liabilities of the Servicer, with like effect as if originally named as a party to this Agreement. Any termination or resignation of the Servicer or this Agreement pursuant to Subsections 11.04, 12.01 or 13.01 shall not affect any claims that the Owner may have against the Servicer based upon facts and circumstances arising prior to any such termination or resignation.

The Servicer shall promptly deliver to the successor the funds in the Custodial Account and Escrow Account and all Mortgage Files and related documents and statements held by it hereunder and the Servicer shall account for all funds and shall execute and deliver such instruments and do such other things as may reasonably be required to more fully and definitively vest in the successor all such rights, powers, duties, responsibilities, obligations and liabilities of the Servicer.

Upon a successor's acceptance of appointment as such, the Owner shall notify by mail the Servicer of such appointment.

Subsection 13.03   Termination by Owner.

The Servicer shall not be entitled to any compensation related to any termination of its rights and obligations under this Agreement in connection with an Event of Default. The Owner may terminate this Agreement without cause and transfer servicing to a successor Servicer by delivering to the Servicer written notice of such termination no fewer than sixty (60) days prior to the effective date of termination. If the Servicer's rights and obligations under this Agreement are terminated without cause, the Owner shall reimburse the Servicer for its applicable portion of all accrued and unpaid Servicing Fees for one hundred twenty (120) days following the notice of transfer of the Mortgage Loans and outstanding Servicing Advances associated with the Mortgage Loans. Upon written request from the Owner in connection with any such termination, the Servicer shall prepare, execute and deliver, any and all documents and other instruments, and do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement or assignment of the Mortgage Loans and related documents, or otherwise, and including the delivery to or at the direction of the Owner, all contents of the Mortgage Files in the possession of the Servicer, at the Owner's sole expense. The Servicer agrees to cooperate with the Owner and such successor in effecting the termination of the Servicer's responsibilities and rights hereunder as servicer, including, without limitation, the transfer to such successor for administration by it of all cash amounts which shall at the time be credited by the Servicer to the Custodial Account or Escrow Account or thereafter received with respect to the Mortgage Loans.

SECTION 14. Notices.

All demands, notices and communications hereunder shall be in writing and shall be deemed to have been duly given if mailed, by registered or certified mail, return receipt requested, or, if by other means, when received by the other party at the address as follows:

(a)   if to the Owner:

Redwood Residential Acquisition Corporation
One Belvedere Place, Suite 360
Mill Valley, CA 94941
Attention: Loss Mitigation
Phone: (415) 380-3445
Facsimile: (415) 381-1773

With a copy to the General Counsel at the same address

(b)   if to the Servicer:

[Servicer]
[   ]
[   ]
[   ]

With a copy address to Corporate Counsel at the same address

or such other address as may hereafter be furnished to the other party by like notice. Any such demand, notice or communication hereunder shall be deemed to have been received on the date delivered to or received at the premises of the addressee (as evidenced, in the case of registered or certified mail, by the date noted on the return receipt).

SECTION 15. Severability Clause.

Any part, provision, representation or warranty of this Agreement which is prohibited or which is held to be void or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any part, provision, representation or warranty of this Agreement which is prohibited or unenforceable or is held to be void or unenforceable in any jurisdiction shall be ineffective, as to such jurisdiction, to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction as to any Mortgage Loan shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereto waive any provision of law which prohibits or renders void or unenforceable any provision hereof. If the invalidity of any part, provision, representation or warranty of this Agreement shall deprive any party of the economic benefit intended to be conferred by this Agreement, the parties shall negotiate, in good-faith, to develop a structure the economic effect of which is nearly as possible the same as the economic effect of this Agreement without regard to such invalidity.

SECTION 16. No Partnership.

Nothing herein contained shall be deemed or construed to create a co-partnership or joint venture between the parties hereto and the services of the Servicer shall be rendered as an independent contractor and not as agent for the Owner.

SECTION 17. Counterparts.

This Agreement may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument.

SECTION 18. Governing Law; Choice of Forum; Waiver of Jury Trial.

EXCEPT TO THE EXTENT PREEMPTED BY FEDERAL LAW, THE AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE

CONFLICTS OF LAWS PROVISIONS OF NEW YORK (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW) OR ANY OTHER JURISDICTION.

EACH PARTY HERETO KNOWINGLY, INTENTIONALLY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF IN ANY WAY RELATED TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

With respect to any claim or action arising hereunder, the parties (a) irrevocably submit to the nonexclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in The City of New York, New York, and appellate courts from any thereof, and (b) irrevocably waive any objection which such party may have at any time to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any such court, and irrevocably waive any claim that any such suit action or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 19. Waivers.

No term or provision of this Agreement may be waived or modified unless such waiver or modification is in writing and signed by the party against whom such waiver or modification is sought to be enforced.

SECTION 20. Exhibits.

The exhibits to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.

SECTION 21. General Interpretive Principles.

For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)   the terms defined in this Agreement have the meanings assigned to them in this Agreement and include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;

(b)   accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles;

(c)   references herein to "Articles," "Sections," "Subsections," "Paragraphs" and other subdivisions without reference to a document are to designated Articles, Sections, Subsections, Paragraphs and other subdivisions of this Agreement;

(d)   the headings of the various articles, sections, subsections and paragraphs of this Agreement and the table of contents are for convenience of reference only and shall not modify, define, expand or limit any of the terms or provisions hereof;

(e)   reference to a Subsection without further reference to a Section is a reference to such Subsection as contained in the same Section in which the reference appears, and this rule shall also apply to Paragraphs and other subdivisions;

(f)   the words "herein," "hereof," "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular provision; and

(g)   the term "include" or "including" shall mean without limitation by reason of enumeration.

SECTION 22. Reproduction of Documents.

This Agreement and all documents relating thereto, including, without limitation (a) consents, waivers and modifications which may hereafter be executed, (b) documents received by any party at the closing and (c) financial statements, certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party hereto in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

SECTION 23. Amendment.

This Agreement may be amended from time to time by the Owner and the Servicer by written agreement signed by the parties hereto.

SECTION 24. Confidentiality.

Each of the Owner and the Servicer shall employ proper procedures and standards designed to maintain the confidential nature of the terms of this Agreement, except to the extent (a) the disclosure of which is reasonably believed by such party to be required in connection with regulatory requirements or other legal requirements relating to its affairs; (b) disclosed to any one or more of such party's employees, officers, directors, agents, attorneys or accountants who would have access to the contents of this Agreement and such data and information in the normal course of the performance of such person's duties for such party, to the extent such party has procedures in effect to inform such person of the confidential nature thereof; (c) that is disclosed in a prospectus or private placement memorandum relating to a Securitization Transaction of the

Mortgage Loans by the Owner (or an Affiliate assignee thereof) or to any person in connection with the resale or proposed resale of all or a portion of the Mortgage Loans by such party in accordance with the terms of this Agreement; and (d) that is reasonably believed by such party to be necessary for the enforcement of such party's rights under this Agreement.

SECTION 25. Entire Agreement.

This Agreement constitutes the entire agreement and understanding relating to the subject matter hereof between the parties hereto and any prior oral or written agreements between them shall be deemed to have merged herewith.

SECTION 26. Further Agreements.

The Servicer and the Owner each agree to execute and deliver to the other such reasonable and appropriate additional documents, instruments or agreements as may be necessary or appropriate to effectuate the purposes of this Agreement.

SECTION 27. Successors and Assigns.

This Agreement shall bind and inure to the benefit of and be enforceable by the initial Owner and the Servicer, and the respective successors and assigns of the Owner and the Servicer. The initial Owner and any subsequent purchasers may assign this Agreement to any Person to whom any Mortgage Loan is transferred pursuant to a sale or financing upon prior written notice to the Servicer in accordance with the following paragraph; *provided, however,* that except in connection with Securitization Transactions, as to which no such quantitative limitation shall apply, the Servicer shall not be required to service the Mortgage Loans for more than three (3) Persons for assignees of Redwood Residential Acquisition Corporation or its respective Affiliates at any time and shall not recognize any assignment of this Agreement to the extent that following such assignment more than such number of Persons would be purchasers hereunder. As used herein, the trust formed in connection with a Securitization Transaction shall be deemed to constitute a single "Person." Upon any such assignment and written notice thereof to the Servicer, the Person to whom such assignment is made shall succeed to all rights and obligations of the Owner under this Agreement to the extent of the related Mortgage Loan or Mortgage Loans and this Agreement, to the extent of the related Mortgage Loan or Mortgage Loans, shall be deemed to be a separate and distinct agreement between the Servicer and such purchaser, and a separate and distinct agreement between the Servicer and each other purchaser to the extent of the other related Mortgage Loan or Mortgage Loans.

At least five (5) Business Days prior to the end of the month preceding the date upon which the first remittance is to be made to an assignee of the Owner, the Owner shall provide to the Servicer written notice of any assignment setting forth: (a) the Servicer's applicable Mortgage Loan identifying number for each of the Mortgage Loans affected by such assignment; (b) the aggregate scheduled transfer balance of such Mortgage Loans; and (c) the full name, address and wiring instructions of the assignee and the name and telephone number of an individual representative for such assignee, to whom the Servicer should: (i) send remittances; (ii) send any notices required by or provided for in this Agreement; and (iii) deliver any legal documents relating to the Mortgage Loans (including, but not limited to, contents of any Mortgage File obtained after the effective date of any assignment).

If the Owner has not provided the notice of assignment required by this Section 27, the Servicer shall not be required to treat any other Person as a "Owner" hereunder and may continue to treat the Owner which purports to assign the Agreement as the "Owner" for all purposes of this Agreement.

SECTION 28. <u>Non-Solicitation</u>.

From and after the related Closing Date, the Servicer and any of its Affiliates will not take any action or permit or cause any action to be taken by any of its agents or Affiliates, or by any independent contractors on its behalf, to personally, by telephone or mail, solicit a Mortgagor under any Mortgage Loan for the purpose of refinancing a Mortgage Loan, in whole or in part, without the prior written consent of the Owner, other than in connection with a loss mitigation action. It is understood and agreed that all rights and benefits relating to the solicitation of any Mortgagors and the attendant rights, title and interest in and to the list of such Mortgagors and data relating to their Mortgages (including insurance renewal dates) are solely the property of the Owner and none of the Servicer or any of its Affiliates shall take any action to undermine these rights and benefits.

Notwithstanding the foregoing, it is understood and agreed that the Servicer or any of its Affiliates:

(a) may advertise its availability for handling refinancings of mortgages in its portfolio, including the promotion of terms it has available for such refinancings, through the sending of letters or promotional material, so long as it does not specifically target Mortgagors and so long as such promotional material either is sent to the mortgagors for all of the mortgages in the A-quality servicing portfolio of the Servicer and any of their Affiliates (those it owns as well as those serviced for others) or sent to all of the mortgagors who have specific types of mortgages (such as conventional fixed-rate or conventional adjustable-rate), or sent to those mortgagors whose mortgages fall within specific interest rate ranges;

(b) may provide pay-off information and otherwise cooperate with individual mortgagors who contact it about prepaying their mortgages by advising them of refinancing terms and streamlined origination arrangements that are available; and

(c) may offer to refinance a Mortgage Loan made within thirty (30) days following receipt by it of a pay-off request from the related Mortgagor.

Promotions undertaken by the Servicer or by any Affiliate of the Servicer that are directed to the general public at large (including, without limitation, mass mailing based on commercially acquired mailing lists, newspaper, radio and television advertisements), shall not constitute solicitation under this Section 28.

SECTION 29. Protection of Consumer Information.

Each party agrees that it (i) shall comply with any applicable laws and regulations regarding the privacy and security of Consumer Information, (ii) shall not use Consumer Information in any manner inconsistent with any applicable laws and regulations regarding the privacy and security of Consumer Information, (iii) shall not disclose Consumer Information to third parties except at the specific written direction of the Owner or the Servicer, (iv) shall maintain adequate physical, technical and administrative safeguards to protect Consumer Information from unauthorized access and (v) shall immediately notify the other party of any actual or suspected breach of the confidentiality of Consumer Information.

SECTION 30. Cooperation of the Servicer With a Reconstitution; Regulation AB Compliance.

(a)   The Servicer acknowledges and the Owner agrees that with respect to some or all of the Mortgage Loans, the Owner may effect either:

(1)   one or more Whole Loan Transfers; and

(2)   one or more Securitization Transactions;

provided, however, that except in connection with Securitization Transactions, no more than three (3) Persons shall be assignees of the Owner's interest in this Agreement with respect to a given Mortgage Loan Package.

(b)   The Servicer shall reasonably cooperate with the Owner in connection with any Whole Loan Transfer or Securitization Transaction contemplated by the Owner pursuant to this Section. In connection therewith, the Owner shall deliver any Reconstitution Agreement or other document related to the Whole Loan Transfer or Securitization Transaction to the Servicer at least fifteen (15) days prior to such transfer and the Servicer shall execute any Reconstitution Agreement that contains servicing provisions substantially similar to those herein or otherwise reasonably acceptable to the Owner and the Servicer and that restates the representations and warranties contained in Section 7 as of the Reconstitution Date. In connection with any Securitization Transaction, the Servicer shall not, and shall cause its Affiliates not to, as part of the original offering thereof, purchase any of the securities offered in such Securitization Transaction. Any prospective assignees of the Owner who have entered into a commitment to purchase any of the Mortgage Loans in a Whole Loan Transfer or Securitization Transaction may review the Servicer's servicing operations, upon reasonable prior notice to the Servicer, and the Servicer shall cooperate with such review and underwriting to the extent such prospective assignees request information or documents that are available and can be produced without unreasonable expense or effort. Subject to any applicable laws, the Servicer shall make the Mortgage Files related to the Mortgage Loans held by the Servicer available at the Servicer's principal operations center for review by any such prospective assignees during normal business hours upon reasonable prior notice to the Servicer (in no event fewer than five (5) Business Days' prior notice). The Servicer may, in its sole discretion, require that such prospective assignees sign a confidentiality agreement with respect to such information disclosed to the prospective assignee which is not available to the public at large and a release agreement with respect to its activities on the Servicer's premises. The Owner hereby agrees to reimburse the Servicer for reasonable "out-of-pocket" expenses incurred by the Servicer that relate to such Whole Loan Transfer or Securitization Transaction including without limitation reimbursement for attorneys' fees and disbursements and the amount which reasonably reflects time and effort expended by the Servicer in connection therewith.

(c)   In order to facilitate compliance with Regulation AB promulgated under the Securities Act, the Servicer and the Owner agree to comply with the provisions of the Regulation AB Compliance Addendum attached hereto as Addendum I.

(d)   In connection with any Securitization, the Servicer shall execute and deliver an Assignment, Assumption and Recognition Agreement substantially in the form of Addendum II.

(e)   All Mortgage Loans not sold or transferred pursuant to a Whole Loan Transfer or Securitization Transaction shall be subject to this Agreement and shall continue to be serviced in accordance with the terms of this Agreement and with respect thereto this Agreement shall remain in full force and effect. It is understood and agreed by the Owner and the Servicer that the right to effectuate such Whole Loan Transfer or Securitization Transaction as contemplated by this Section 30 is limited to the Owner.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have caused their names to be signed hereto by their respective officers thereunto duly authorized on the date first above written.

REDWOOD RESIDENTIAL ACQUISITION CORPORATION,

as Owner

By: _____

Name:

Title:

[SERVICER],

as Servicer

By: _____

Name:

Title:

EXHIBIT 1

FORM OF SERVICER ACKNOWLEDGEMENT

            Pursuant to that certain Flow Mortgage Loan Servicing Agreement, dated as of [   ], 20[__] (the "Agreement") between Redwood Residential Acquisition Corporation ("Owner") and [   ] ("Servicer"), the Owner hereby engages the Servicer to service the mortgage loans identified on the mortgage loan schedule attached hereto as Schedule 1 (the "Mortgage Loans"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Agreement.

            Servicer hereby agrees to service the Mortgage Loans as of the Transfer Date and assumes all responsibilities to service the Mortgage Loans in accordance with the Agreement for and Addendum A to, and for the fees set forth on, the pricing proposal dated _____ __, 20__.

            Each of Owner and Servicer represents and warrants that its respective representations and warranties made in the Agreement are true and correct as of the Closing Date or such other date as is specified in the Agreement.

            As set forth in the Agreement, the following terms shall have the respective meanings set forth below with respect to the Mortgage Loan Package referenced hereby.

1.   Closing Date. The Closing Date is [___ __ __], 20__.
2.   Cut-off Date. The Cut-off Date is [_____ __], 20__.
3.   Transfer Date: [_____], 20__.
4.   Number of Mortgage Loans. [___] Mortgage Loans.
5.   Stated Principal Balance as of Cut-off Date. $[_____].

            This Servicer Acknowledgement may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, Owner and Servicer have executed this Servicer Acknowledgement as of the day and year first written above.

REDWOOD RESIDENTIAL	**[Servicer]**
ACQUISITION CORPORATION	as Servicer
as Owner	

By: _____   By: _____

Name: _____   Name: _____

Its: _____   Its: _____

EXHIBIT 2
FORM OF NOTICE OF SALE OF OWNERSHIP OF MORTGAGE LOAN

Under federal law, borrowers are required to be notified in writing whenever ownership of a mortgage loan secured by their principal dwelling is sold, transferred or assigned (collectively, "sold") to a new creditor. This Notice is to inform you that your prior creditor has sold your loan (described below) to us, the new creditor identified below.

**Please note that while we now own your loan, we are not the servicer of your loan. The servicer (identified below) acts on our behalf to handle the ongoing administration of your loan, including the collection of mortgage payments. Please continue to send your mortgage payments as directed by the servicer, and <u>NOT</u> to us. Also, should you have any questions regarding your loan, please contact the servicer using the contact information set forth below. The servicer is authorized to handle routine inquiries and requests regarding your loan and, if necessary, to consult with us regarding your request and communicate to you our decision with respect to such request. **

Please note that the sale of your loan to us may also result in a change of servicer. If this occurs, you will receive a separate notice, required under federal law, providing information regarding the new servicer.

LOAN INFORMATION

Date of Loan:
Original Amount of Loan:
Date Your Loan was Sold to the New Creditor:
Address of Mortgaged Property:

SERVICER INFORMATION

Name:
Mailing Address:
Telephone Number (Toll free):

NEW CREDITOR INFORMATION

Name:
Mailing Address: **(<u>not for payments</u>)**:
Telephone Number (Toll free):

AGENT INFORMATION (If we have granted an agent other than the servicer authority to act on our behalf, contact information for such agent will appear below):

Name:
Mailing Address:
Telephone Number (Toll free):

The transfer of the lien associated with your loan is currently recorded, or in the future may be recorded, in the public records of the local County Recorder's office for the county where your property is located. If checked ☐, ownership of your loan is also recorded on the registry of the Mortgage Electronic Registrations System at 1818 Library Street, Suite 300, Reston, VA 20190.

[Confirm if applicable] Your loan has been securitized and we own legal title to your loan acting as trustee of the related securitization trust (the "Trust") for the benefit of the holders (the "Holders") of the mortgage-backed securities issued by the Trust. Our rights and obligations, as trustee, are defined in one or more contracts among us, the Holders and certain other parties. As a result, our authority to respond favorably to your requests or inquiries may be limited by the terms of such contracts.

EXHIBIT 3

[TRANSFER INSTRUCTIONS]

ADDENDUM I

REGULATION AB COMPLIANCE ADDENDUM
TO FLOW MORTGAGE LOAN SERVICING AGREEMENT
(Servicing-only)

SECTION 1. DEFINED TERMS

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement. The following terms shall have the meanings set forth below, unless the context clearly indicates otherwise:

Commission: The United States Securities and Exchange Commission.

Company: [   ], and its successors.

Company Information: As defined in Section 2.07(a).

Depositor: The depositor, as such term is defined in Regulation AB, with respect to any Securitization Transaction.

Exchange Act: The Securities Exchange Act of 1934, as amended.

Master Servicer: With respect to any Securitization Transaction, the "master servicer," if any, identified in the related transaction documents.

Reconstitution Agreement: The agreement or agreements entered into by the Company and the Owner and/or certain third parties on the Reconstitution Date or Dates with respect to any or all of the Mortgage Loans serviced hereunder, in connection with a Whole Loan Transfer or Securitization Transaction.

Regulation AB: Subpart 229.1100 — Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

Securities Act: The Securities Act of 1933, as amended.

Securitization Transaction: Any transaction involving either (1) a sale or other transfer of some or all of the Mortgage Loans directly or indirectly by the Owner to an issuing entity in connection with an issuance of publicly offered or privately placed, rated or unrated mortgage-backed securities or (2) an issuance of publicly offered or privately placed, rated or unrated securities, the payments on which are determined primarily by reference to one or more portfolios of residential mortgage loans consisting, in whole or in part, of some or all of the Mortgage Loans.

Servicer: As defined in Section 2.03(c).

Servicing Criteria: The "servicing criteria" set forth in Item 1122(d) of Regulation AB for which the Company is responsible in its capacity as Servicer as identified on Exhibit B hereto, provided that such Exhibit B may be amended from time to time to reflect changes in Regulation AB.

Sponsor: With respect to any Securitization Transaction, the Person identified in writing to the Company by the Owner as sponsor for such Securitization Transaction.

Static Pool Information: Static pool information as described in Item 1l05(a)(l)-(3) and 1105(c) of Regulation AB.

Subcontractor: Any vendor, subcontractor or other Person that is not responsible for the overall servicing (as "servicing" is commonly understood by participants in the mortgage-backed securities market) of Mortgage Loans but performs one or more discrete functions identified in Item 1122(d) of Regulation AB with respect to Mortgage Loans under the direction or authority of the Company or a Subservicer, provided that this term shall not include the Owner, an Affiliate of the Owner or originators of Mortgage Loans acquired by the Company from the Owner or an Affiliate of the Owner.

Subservicer: Any Person that services Mortgage Loans on behalf of the Company or any Subservicer and is responsible for the performance (whether directly or through Subservicers or Subcontractors) of a substantial portion of the material servicing functions identified in Item 1122(d) of Regulation AB that are required to be performed by the Company under this Agreement or any Reconstitution Agreement, provided that this term shall not include the Owner, an Affiliate of the Owner or originators of Mortgage Loans acquired by the Company from the Owner or an Affiliate of the Owner.

Whole Loan Transfer: Any sale or transfer of some or all of the Mortgage Loans (including an Agency Transfer), other than a Securitization Transaction.

SECTION 2. COMPLIANCE WITH REGULATION AB

Subsection 2.01. Intent of the Parties; Reasonableness.

The Owner and the Company acknowledge and agree that the purpose of this Regulation AB Addendum is to facilitate compliance by the Owner and any Depositor with the provisions of Regulation AB and related rules and regulations of the Commission. Although Regulation AB is applicable by its terms only to offerings of asset-backed securities that are registered under the Securities Act, the Company acknowledges that investors in privately offered securities may require that the Owner or any Depositor provide comparable disclosure in unregistered offerings. References in this Regulation AB Addendum to compliance with Regulation AB include provision of comparable disclosure in private offerings. The Owner and the Company also acknowledge and agree that amendments to Regulation AB may become effective during the term of this Agreement and that both parties will use commercially reasonable efforts to comply with such amendments.

Neither the Owner nor any Depositor shall exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than compliance with the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder (or the provision in a private offering of disclosure comparable to that required under the Securities Act). The Company acknowledges that interpretations of the requirements of Regulation AB may change over time, whether due to interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise, and agrees to comply with reasonable requests made by the Owner, any Master Servicer or any Depositor in good faith for delivery of information under these provisions on the basis of evolving interpretations of Regulation AB. In connection with any Securitization Transaction, the Company shall cooperate fully with the Owner and any Master Servicer to deliver to the Owner (including any of its assignees or designees) and one of any Master Servicer or any Depositor (as requested), any and all statements, reports, certifications, records and any other information necessary in the good faith determination of the Owner or any Depositor to permit the Owner, such Master Servicer or such Depositor to comply with the provisions of Regulation AB, together with such disclosures relating to the Company, any Subservicer, and the Mortgage Loans, or the servicing of the Mortgage Loans, reasonably believed by the Owner, the Master Servicer or any Depositor to be necessary in order to effect such compliance.

The Owner and the Company also acknowledge and agree that Section 2.02(a)(i)-(v), Section 2.03(c), (e) and (f), Section 2.04, Section 2.05 and Section 2.06 of this Regulation AB Addendum shall only be applicable with respect to any Mortgage Loan if the Company (or Subservicer, if any) services such Mortgage Loan for a period following the closing date of a related Securitization Transaction.

For purposes of this Regulation AB Addendum, the term "Owner" shall refer to Redwood Residential Acquisition Corporation and its successors in interest and assigns. In addition, any notice or request that must be "in writing" or "written" may be made by electronic mail.

The Owner (including any of its assignees or designees) shall cooperate with the Company by providing timely notice of requests for information under these provisions.

Subsection 2.02 Additional Representations and Warranties of the Company.

(a)   The Company shall be deemed to represent to the Owner, to any Master Servicer and to any Depositor, as of the date on which information is first provided to the Owner, any Master Servicer or any Depositor under Section 2.03 that, except as disclosed in writing to the Owner, such Master Servicer or such Depositor prior to such date: (i) the Company is not aware and has not received notice that any default, early amortization or other performance triggering event with respect to the Company has occurred as to any other securitization due to any act or failure to act of the Company; (ii) the Company has not been terminated as servicer in a residential mortgage loan securitization, either due to a servicing default or to application of a servicing performance test or trigger; (iii) no material noncompliance with the Servicing Criteria with respect to other securitizations of residential mortgage loans involving the Company as servicer has been disclosed or reported by the Company; (iv) no material changes to the Company's policies or procedures with respect to the servicing function it will perform under this Agreement and any Reconstitution Agreement for mortgage loans of a type similar to the Mortgage Loans have occurred during the three-year period immediately preceding the related Securitization Transaction; (v) there are no aspects of the Company's financial condition that are reasonably expected to have a material adverse effect on the performance by the Company of its servicing obligations under this Agreement or any Reconstitution Agreement; (vi) there are no material legal or governmental proceedings pending (or known to be contemplated) against the Company or any Subservicer; (vii) there are no affiliations, relationships or transactions relating to the Company or any Subservicer with respect to any Securitization Transaction and any party thereto identified in writing to the Company by the related Depositor of a type described in Item 1119 of Regulation AB; and (viii) neither the Company nor any of its affiliates has any financial interest in the securities issued in the Securitization Transaction except as disclosed to the Owner and disclosed in the related prospectus or offering memorandum.

(b)   If so requested in writing by the Owner, any Master Servicer or any Depositor on any date following the date on which information is first provided to the Owner, any Master Servicer or any Depositor under Section 2.03, the Company shall use its best efforts to confirm in writing within five (5) Business Days, but in no event later than ten (10) Business Days, following such request the accuracy of the representations and warranties set forth in paragraph (a) of this Section or, if any such representation and warranty is not accurate as of the date of such request, provide within five (5) Business Days, but in no event later than ten (10) Business Days, reasonably adequate disclosure of the pertinent facts, in writing, to the requesting party.

Subsection 2.03 Information to Be Provided by the Company.

In connection with any Securitization Transaction, the Company shall use its best efforts to (i) within five (5) Business Days, but in no event later than ten (10) Business Days, following written request by the Owner or any Depositor, provide to the Owner and such Depositor (or, as applicable, cause each Subservicer to provide), in writing and in form and substance reasonably satisfactory to the Owner and such Depositor, the information and materials specified in paragraphs (a), (b), (c) and (f) of this Section, and (ii) as promptly as practicable following notice to or discovery by the Company, provide to the Owner and any Depositor (in writing and in form and substance reasonably satisfactory to the Owner and such Depositor) the information specified in paragraph (d) of this Section.

(a)   [Reserved].

(b)   If so requested in writing by the Owner or any Depositor, the Company shall provide Static Pool Information solely with respect to securitized pools of mortgage loans (of a similar type as the Mortgage Loans, as reasonably identified by the Owner as provided below) that were included in securitizations that closed during the five (5) years preceding the closing date of the related Securitization Transaction. Such Static Pool Information shall be prepared by the Company on the basis of its reasonable, good faith interpretation of the requirements of Item 1105(a)(3) of Regulation AB. To the extent that there is reasonably available to the Company Static Pool Information with respect to more than one mortgage loan type, the Owner or any Depositor shall be entitled to specify whether some or all of such information shall be provided pursuant to this paragraph. The content of such Static Pool Information may be in the form customarily provided by the Company, and need not be customized for the Owner or any Depositor. Such Static Pool Information for each prior securitized pool shall be presented in increments no less frequently than quarterly over the life of the mortgage loans included in such prior securitized pool. The most recent periodic increment must be as of a date no later than 135 days prior to the date of the prospectus or other offering document in which the Static Pool Information is to be included or incorporated by reference. The Static Pool Information shall be provided in an electronic format that provides a permanent record of the information provided, such as a portable document format (pdf) file, or other such electronic format reasonably required by the Owner or the Depositor, as applicable.

Promptly following notice or discovery of a material error in Static Pool Information provided pursuant to the immediately preceding paragraph (including an omission to include therein information required to be provided pursuant to such paragraph) during the applicable offering period for the securities, the Company shall provide corrected Static Pool Information to the Owner or any Depositor, as applicable, in the same format in which Static Pool Information was previously provided to such party by the Company.

If so requested in writing by the Owner or any Depositor, the Company shall provide, at the expense of the requesting party (to the extent of any additional incremental expense associated with delivery pursuant to this Regulation AB Addendum), such statements and agreed-upon procedures letters of certified public accountants reasonably acceptable to the Owner or Depositor, as applicable, pertaining to Static Pool Information relating to securitizations closed on or after January 1, 2006, as the Owner or such Depositor shall reasonably request. Such statements and letters shall be addressed to and be for the benefit of such parties as the Owner or such Depositor shall designate, which may include, by way of example, any Sponsor, any Depositor and any broker dealer acting as underwriter, placement agent or initial purchaser with respect to a Securitization Transaction. Any such statement or letter may take the form of a standard, generally applicable document accompanied by a reliance letter authorizing reliance by the addressees designated by the Owner or such Depositor.

(c)   If so requested in writing by the Owner or any Depositor, the Company shall provide such information regarding the Company, as servicer of the Mortgage Loans, and each Subservicer (each of the Company and each Subservicer, for purposes of this paragraph, a "Servicer"), as is requested for the purpose of compliance with Item 1108, 1117 and 1119 of Regulation AB. Such information shall include, at a minimum:

(A)   the Servicer's form of organization;

(B)   a description of how long the Servicer has been servicing residential mortgage loans; a general discussion of the Servicer's experience in servicing assets of any type as well as a more detailed discussion of the Servicer's experience in, and procedures for, the servicing function it will perform under the Agreement and any Reconstitution Agreements; information regarding the size, composition and growth of the Servicer's portfolio of residential mortgage loans of a type similar to the Mortgage Loans and information on factors related to the Servicer that may be material, in the good faith judgment of the Owner or any Depositor, to any analysis of the servicing of the Mortgage Loans or the related asset-backed securities, as applicable, including, without limitation:

(1)   whether any prior securitizations of mortgage loans of a type similar to the Mortgage Loans involving the Servicer have defaulted or experienced an early amortization or other performance triggering event because of servicing by the Servicer during the three-year period immediately preceding the related Securitization Transaction;

(2)   the extent of outsourcing the Servicer utilizes;

(3)   whether there has been previous disclosure of material noncompliance with the applicable servicing criteria with respect to other securitizations of residential mortgage loans involving the Servicer as a servicer during the three-year period immediately preceding the related Securitization Transaction;

(4)   whether the Servicer has been terminated as servicer in a residential mortgage loan securitization, either due to a servicing default or to application of a servicing performance test or trigger; and

(5)   such other information as the Owner or any Depositor may reasonably request for the purpose of compliance with Item 1108(b)(2) of Regulation AB;

(C)   a description of any material changes during the three-year period immediately preceding the related Securitization Transaction to the Servicer's policies or procedures with respect to the servicing function it will perform under the Agreement and any Reconstitution Agreements for mortgage loans of a type similar to the Mortgage Loans;

(D)   information regarding the Servicer's financial condition, to the extent that there is a material risk that an adverse financial event or circumstance involving the Servicer could have a material adverse effect on the performance by the Company of its servicing obligations under the Agreement or any Reconstitution Agreement;

(E)   information regarding advances made by the Servicer on the Mortgage Loans and the Servicer's overall servicing portfolio of residential mortgage loans for the three-year period immediately preceding the related Securitization Transaction, which may be limited to a statement by an authorized officer of the Servicer to the effect that the Servicer has made all advances required to be made on residential mortgage loans serviced by it during such period, or, if such statement would not be accurate, information regarding the percentage and type of advances not made as required, and the reasons for such failure to advance;

(F)   a description of the Servicer's processes and procedures designed to address any special or unique factors involved in servicing loans of a similar type as the Mortgage Loans;

(G)   a description of the Servicer's processes for handling delinquencies, losses, bankruptcies and recoveries, such as through liquidation of mortgaged properties, sale of defaulted mortgage loans or workouts;

(H)   information as to how the Servicer defines or determines delinquencies and charge-offs, including the effect of any grace period, re-aging, restructuring, partial payments considered current or other practices with respect to delinquency and loss experience;

(I)   a description of any legal or governmental proceedings pending (or known to be contemplated) against the Servicer that would be material to securityholders;

(J)   a description of any affiliation or relationship between the Servicer and any of the following parties to a Securitization Transaction, as such parties are identified to the Servicer by the Owner or any Depositor in writing in advance of a Securitization Transaction.

(1)   the sponsor;

(2)   the depositor;

(3)   the issuing entity;

(4)   any servicer;

(5)   any trustee;

(6)   any originator;

(7)   any significant obligor;

(8)   any enhancement or support provider;

(9)   any asset representations reviewer; and

(10)   any other material transaction party; and

(K)   a description of any financial interest in the securities issued in the Securitization Transaction retained by the Servicer or its affiliate.

(d)   For the purpose of satisfying its reporting obligation under the Exchange Act with respect to any class of asset-backed securities, for so long as the Depositor is required to file reports under the Exchange Act with respect to a Securitization Transaction, the Company shall (or shall cause each Subservicer to) (i) provide prompt notice to the Owner, any Master Servicer and any Depositor in writing of (A) any litigation or governmental proceedings pending against the Company or any Subservicer that would be material to securityholders and (B) any affiliations or relationships that develop following the closing date of a Securitization Transaction between the Company or any Subservicer and any of the parties specified in clause (D) of paragraph (a) of this Section (and any other parties identified in writing by the requesting party) with respect to such Securitization Transaction, but only to the extent that such affiliations or relationships do not include the Owner, Depositor or any of their respective Affiliates as a party, (C) any Event of Default of which it is aware or has received notice under the terms of the Agreement or any Reconstitution Agreement, (D) any merger or consolidation where the Company is not the surviving entity or sale of substantially all of the assets of the Company, and (E) the Company's entry into an agreement with a Subservicer to perform or assist in the performance of any of the Company's obligations under the Agreement or any Reconstitution Agreement and (ii) provide to the Owner and any Depositor a description of such proceedings, affiliations or relationships.

(e)   As a condition to the succession to the Company or any Subservicer as servicer or subservicer under the Agreement or any Reconstitution Agreement by any Person (i) into which the Company or such Subservicer may be merged or consolidated, or (ii) which may be appointed as a successor to the Company or any Subservicer, the Company shall provide to the Owner, any Master Servicer and any Depositor, at least 15 calendar days prior to the effective date of such succession or appointment, (x) written notice to the Owner and any Depositor of such succession or appointment and (y) in writing and in form and substance reasonably satisfactory to the Owner and such Depositor, all information reasonably requested in writing by the Owner or any Depositor in order to comply with its reporting obligation under Item 6.02 of Form 8-K with respect to any class of asset-backed securities.

(f)   In addition to such information as the Company, as servicer, is obligated to provide pursuant to other provisions of the Agreement, not later than ten (10) days prior to the deadline for the filing of any distribution report on Form 10-D in respect of any Securitization Transaction that includes any of the Mortgage Loans serviced by the Company or any Subservicer, the Company or such Subservicer, as applicable, shall, to the extent the Company or such Subservicer has knowledge, provide to the party responsible for filing such report (including, if applicable, the Master Servicer) notice of the occurrence of any of the following events along with all information, data and materials related thereto and reasonably available to it as may be required to be included in the related distribution report on Form 10-D (as specified in the provisions of Regulation AB referenced below):

(i)   any modifications, extensions or waivers of pool asset terms, fees, penalties or payments during the distribution period or that have cumulatively become material over time (Item 1121(a)(11) of Regulation AB) that would be material to the securityholders;

(ii)   breaches of pool asset representations or warranties or transaction covenants (Item 1121(a)(12) of Regulation AB) that would be material to the securityholders; and

(iii)   information regarding new asset-backed securities issuances backed by the same pool assets, any pool asset changes (such as additions, substitutions or repurchases), and any changes in origination, underwriting or other criteria for acquisition or selection of pool assets (Item 1121(a)(14) of Regulation AB) that would be material to the securityholders.

(g)   The Company shall provide to the Owner, any Master Servicer and any Depositor, upon written request, evidence of the authorization of the person signing any certification or statement, copies of Fidelity Bond Insurance and Errors and Omissions Insurance policy evidence, publicly available financial information and reports, and, to the extent material to securityholders, such other information related to the Company or any Subservicer of the Company's or such Subservicer's performance hereunder.

Subsection 2.04 Servicer Compliance Statement.

On or before March 5th of each calendar year when the Depositor is required to file reports under the Exchange Act with respect to the related Securitization Transaction, commencing in 20__, the Company shall deliver to the Owner and any Master Servicer, or any Depositor if a Master Servicer has not been identified for the related Securitization Transaction, a statement of compliance addressed to such parties and signed by an authorized officer of the Company, to the effect that (i) a review of the Company's activities during the immediately preceding calendar year (or applicable portion thereof) and of its performance under the Agreement and any applicable Reconstitution Agreement during such period has been made under such officer's supervision, and (ii) to the best of such officers' knowledge, based on such review, the Company has fulfilled all of its obligations under the Agreement and any applicable Reconstitution Agreement in all material respects throughout such calendar year (or applicable portion thereof) or, if there has been a failure to fulfill any such obligation in any material respect, specifically identifying each such failure known to such officer and the nature and the status thereof.

Subsection 2.05 Report on Assessment of Compliance and Attestation.

(a)   On or before March 5th of each calendar year when the Depositor is required to file reports under the Exchange Act with respect to the related Securitization Transaction, commencing in 20__, the Company shall:

(i)   deliver to the Owner and any Master Servicer, or any Depositor if a Master Servicer has not been identified for the related Securitization Transaction, a report (in form and substance reasonably satisfactory to such parties) regarding the Company's assessment of compliance with the Servicing Criteria during the immediately preceding calendar year, as required under Rules 13a-18 and 15d-18 of the Exchange Act and Item 1122 of Regulation AB. Such report shall be addressed to such parties and signed by an authorized officer of the Company, and shall address each of the "Applicable Servicing Criteria" specified on Exhibit B hereto;

(ii) deliver to the Owner and any Master Servicer, or any Depositor if a Master Servicer has not been identified for the related Securitization Transaction, a report of a registered public accounting firm reasonably acceptable to such parties that attests to, and reports on, the assessment of compliance made by the Company and delivered pursuant to the preceding paragraph. Such attestation shall be in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Exchange Act;

(iii) cause each Subservicer, and each Subcontractor determined by the Company pursuant to Section 2.06(b) to be "participating in the servicing function" within the meaning of Item 1122 of Regulation AB, to deliver to the Owner and any Master Servicer, or any Depositor if a Master Servicer has not been identified for the related Securitization Transaction, an assessment of compliance and accountants' attestation as and when provided in paragraphs (a) and (b) of this Section; and

(iv) deliver, and cause each Subservicer, and each Subcontractor determined by the Company pursuant to Section 2.06(b) to be "participating in the servicing function" within the meaning of Item 1122 of Regulation AB, to deliver, to the Owner and any Master Servicer, or any Depositor if a Master Servicer has not been identified for the related Securitization Transaction, and any other Person that will be responsible for signing the certification (a "Sarbanes Certification") required by Rules 13a-14(d) and 15d-14(d) under the Exchange Act (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002) on behalf of an asset-backed issuer with respect to a Securitization Transaction a certification, signed by the appropriate officer of the Company, in the form attached hereto as Exhibit A.

The Company acknowledges that the parties identified in clause (a)(iv) above may rely on the certification provided by the Company pursuant to such clause in signing a Sarbanes Certification and filing such with the Commission. Neither the Owner nor any Depositor will request delivery of a certification under clause (a)(iv) above unless a Depositor is required under the Exchange Act to file an annual report on Form 10-K with respect to an issuing entity whose asset pool includes Mortgage Loans.

(b) Each assessment of compliance provided by a Subservicer pursuant to Section 2.05(a)(iii) shall address each of the Servicing Criteria specified on substantially Exhibit B hereto or, in the case of a Subservicer subsequently appointed as such, on or prior to the date of such appointment. An assessment of compliance provided by a Subcontractor pursuant to Section 2.05(a)(iii) need not address any elements of the Servicing Criteria other than those specified by the Company pursuant to Section 2.06.

Subsecton 2.06 Use of Subservicers and Subcontractors.

The Company shall not hire or otherwise utilize the services of any Subservicer to fulfill any of the obligations of the Company as servicer under the Agreement or any Reconstitution Agreement unless the Company complies with the provisions of paragraph (a) of this Section. The Company shall not hire or otherwise utilize the services of any Subcontractor, and shall not authorize any Subservicer to hire or otherwise utilize the services of any Subcontractor, to fulfill any of the obligations of the Company as servicer under the Agreement or any Reconstitution Agreement unless the Company complies with the provisions of paragraph (b) of this Section.

(a) It shall not be necessary for the Company to seek the consent of the Owner, any Master Servicer or any Depositor to the utilization of any Subservicer. The Company shall cause any Subservicer used by the Company (or by any Subservicer) for the benefit of the Owner and any Depositor to comply with the provisions of this Section and with Sections 2.02, 2.03(c), (e), (f) and (g), 2.04, 2.05 and 2.07 of this Regulation AB Addendum to the same extent as if such Subservicer were the Company, and to provide the information required with respect to such Subservicer under Section 2.03(d) of this Regulation AB Addendum. The Company shall be responsible for obtaining from each Subservicer and delivering to the Owner and any Depositor any servicer compliance statement required to be delivered by such Subservicer under Section 2.04, any assessment of compliance and attestation required to be delivered by such Subservicer under Section 2.05 and any certification required to be delivered to the Person that will be responsible for signing the Sarbanes Certification under Section 2.05 as and when required to be delivered.

(b) It shall not be necessary for the Company to seek the consent of the Owner, any Master Servicer or any Depositor to the utilization of any Subcontractor. The Company shall promptly upon written request provide to the Owner and any Master Servicer, or any Depositor (or any designee of the Depositor, such as an administrator) if a Master Servicer has not been identified for the related Securitization Transaction, a written description (in form and substance reasonably satisfactory to such parties) of the role and function of each Subcontractor utilized by the Company or any Subservicer, specifying (i) the identity of each such Subcontractor, (ii) which (if any) of such Subcontractors are "participating in the servicing function" within the meaning of Item 1122 of Regulation AB and (iii) which elements of the Servicing Criteria will be addressed in assessments of compliance provided by each Subcontractor identified pursuant to clause (ii) of this paragraph.

(c) As a condition to the utilization of any Subcontractor determined to be "participating in the servicing function" within the meaning of Item 1122 of Regulation AB, the Company shall cause any such Subcontractor used by the Company (or by any Subservicer) for the benefit of the Owner and any Depositor to comply with the provisions of Sections 2.05 and 2.07 of this Regulation AB Addendum to the same extent as if such Subcontractor were the Company. The Company shall be responsible for obtaining from each Subcontractor and delivering to the Owner and any Depositor any assessment of compliance and attestation required to be delivered by such Subcontractor under Section 2.05, in each case as and when required to be delivered.

Subsection 2.07 Indemnification; Remedies.

The Company shall indemnify the Owner, each Affiliate of the Owner, and each of the following parties participating in a Securitization Transaction: each Sponsor; each issuing entity; each Person (including, but not limited to, any Master Servicer if applicable) responsible for the preparation, execution or filing of any report required to be filed with the Commission with respect to such Securitization Transaction, or for execution of a certification pursuant to Rule 13a-14(d) or Rule 15d-14(d) under the Exchange Act with respect to such Securitization Transaction; each broker dealer acting as underwriter, placement agent or initial purchaser, each Person who controls any of such parties or the Depositor (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act); and the respective present and former directors, officers, employees, agents and Affiliates of each of the foregoing and of the Depositor (each, an "Indemnified Party"), and shall hold each of them harmless from and against any claims, losses, damages, penalties, fines, forfeitures, legal fees and expenses and related costs, judgments, and any other costs, fees and expenses that any of them may sustain arising out of or based upon:

(a)   (A) any untrue statement of a material fact contained or alleged to be contained in any information, report, certification, accountants' letter or other material provided in written or electronic format under this Regulation AB Addendum by or on behalf of the Company, or provided under this Regulation AB Addendum by or on behalf of any Subservicer or Subcontractor (collectively, the "Company Information"), or (B) the omission or alleged omission to state in the Company Information a material fact required to be stated in the Company Information or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, by way of clarification, that clause (B) of this paragraph shall be construed solely by reference to the Company Information and not to any other information communicated in connection with a sale or purchase of securities, without regard to whether the Company Information or any portion thereof is presented together with or separately from such other information;

(b)   any breach by the Company of its obligations under this Regulation AB Addendum, including particularly any failure by the Company, any Subservicer or any Subcontractor to deliver any information, report, certification, accountants' letter or other material when and as required under this Regulation AB Addendum, including any failure by the Company to identify pursuant to Section 2.06(b) any Subcontractor "participating in the servicing function" within the meaning of Item 1122 of Regulation AB;

(c)   any breach by the Company of a representation or warranty set forth in Section 2.02(a) or in a writing furnished pursuant to Section 2.02(b) and made as of a date prior to the closing date of the related Securitization Transaction, to the extent that such breach is not cured by such closing date, or any breach by the Company of a representation or warranty in a writing furnished pursuant to Section 2.02(b) to the extent made as of a date subsequent to such closing date, or

(d)   the negligence, bad faith or willful misconduct of the Company in connection with its performance under this Regulation AB Addendum.

If the indemnification provided for herein is unavailable or insufficient to hold harmless an Indemnified Party, then the Company agrees that it shall contribute to the amount paid or payable by such Indemnified Party as a result of any claims, losses, damages or liabilities incurred by such Indemnified Party in such proportion as is appropriate to reflect the relative fault of such Indemnified Party on the one hand and the Company on the other.

In the case of any failure of performance described in clause (a)(ii) of this Section, the Company shall promptly reimburse the Owner, any Depositor, as applicable, and each Person responsible for the preparation, execution or filing of any report required to be filed with the Commission with respect to such Securitization Transaction, or for execution of a certification pursuant to Rule 13a-14(d) or Rule 15d-14(d) under the Exchange Act with respect to such Securitization Transaction, for all costs reasonably incurred by each such party in order to obtain the information, report, certification, accountants' letter or other material not delivered as required by the Company, any Subservicer or any Subcontractor.

(e)   This indemnification shall survive the termination of the Agreement or the termination of any party to the Agreement.

(i)   Any failure by the Company, any Subservicer or any Subcontractor to deliver any information, report, certification, accountants' letter or other material when and as required under this Regulation AB Addendum, or any breach by the Company of a representation or warranty set forth in Section 2.02(a) or in a writing furnished pursuant to Section 2.02(b) and made as of a date prior to the closing date of the related Securitization Transaction, to the extent that such breach is not cured by such closing date, or any breach by the Company of a representation or warranty in a writing furnished pursuant to Section 2.02(b) to the extent made as of a date subsequent to such closing date, shall, except as provided in clause (ii) of this paragraph, immediately and automatically, without notice or grace period, constitute an Event of Default with respect to the Company under the Agreement and any applicable Reconstitution Agreement, and shall entitle the Owner or Depositor, as applicable, in its sole discretion to terminate the rights and obligations of the Company as servicer under the Agreement and/or any applicable Reconstitution Agreement without payment (notwithstanding anything in the Agreement or any applicable Reconstitution Agreement to the contrary) of any compensation to the Company (and, if the Company is servicing any of the Mortgage Loans in a Securitization Transaction, appoint a successor servicer reasonably acceptable to any Master Servicer for such Securitization Transaction); provided that to the extent that any provision of the Agreement and/or any applicable Reconstitution Agreement expressly provides for the survival of certain rights or obligations following termination of the Company as servicer, such provision shall be given effect.

(ii)   Any failure by the Company, any Subservicer or any Subcontractor to deliver any information, report, certification or accountants' letter when and as required under Section 2.04 or 2.05, including (except as provided below) any failure by the Company to identify pursuant to Section 2.06(b) any Subcontractor "participating in the servicing function" within the meaning of Item 1122 of Regulation AB, which continues unremedied for ten (10) calendar days after the date on which such information, report, certification or accountants' letter was required to be delivered shall constitute an Event of Default with respect to the Company under the Agreement and any applicable Reconstitution Agreement, and shall entitle the Owner, any Master Servicer or any Depositor, as applicable, in its sole discretion to terminate the rights and obligations of the Company as servicer under the Agreement and/or any applicable Reconstitution Agreement without payment (notwithstanding anything in this Agreement to the contrary) of any compensation to the Company; provided that to the extent that any provision of the Agreement and/or any applicable Reconstitution Agreement expressly provides for the survival of certain rights or obligations following termination of the Company as servicer, such provision shall be given effect.

Neither the Owner nor any Depositor shall be entitled to terminate the rights and obligations of the Company pursuant to this subparagraph (b)(ii) if a failure of the Company to identify a Subcontractor "participating in the servicing function" within the meaning of Items 1122 of Regulation AB was attributable solely to the role or functions of such Subcontractor with respect to mortgage loans other than the Mortgage Loans.

(f)   The Company shall promptly reimburse the Owner (or any designee of the Owner), any Master Servicer and any Depositor, as applicable, for all reasonable expenses incurred by the Owner (or such designee) or such Depositor, as such are incurred, in connection with the termination of the Company as servicer and the transfer of servicing of the Mortgage Loans to a successor servicer. The provisions of this paragraph shall not limit whatever rights the Owner or any Depositor may have under other provisions of the Agreement and/or any applicable Reconstitution Agreement or otherwise, whether in equity or at law, such as an action for damages, specific performance or injunctive relief.

Subsection 2.08 Third-party Beneficiary.

For purposes of this Regulation AB Addendum and any related provisions thereto, each Master Servicer shall be considered a third-party beneficiary of the Agreement, entitled to all the rights and benefits hereof as if it were a direct party to the Agreement.

EXHIBIT A

FORM OF ANNUAL CERTIFICATION

Re: The [   ] agreement dated as of [   ], 20[ ] (the "Agreement"), among [IDENTIFY PARTIES]

I, _____, the _____ of [ ] certify to [the Owner], [the Depositor], and the [Master Servicer] [Securities Administrator] [Trustee], and their officers, with the knowledge and intent that they will rely upon this certification, that:

       (1)   I have reviewed the servicer compliance statement of the Company provided in accordance with Item 1123 of Regulation AB (the "Compliance Statement"), the report on assessment of the Company's compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB and identified as the responsibility of the Company on Exhibit B to the Regulation AB Compliance Addendum to the Agreement (the "Servicing Criteria"), provided in accordance with Rules 13a-18 and 15d-18 under Securities Exchange Act of 1934, as amended (the "Exchange Act") and Item 1122 of Regulation AB (the "Servicing Assessment"), the registered public accounting firm's attestation report provided in accordance with Rules 13a-18 and 15d-18 under the Exchange Act and Section 1122(b) of Regulation AB (the "Attestation Report"), and all servicing reports, officer's certificates and other information relating to the servicing of the Mortgage Loans by the Company during 20[ ] that were delivered by the Company to the [Depositor] [Master Servicer] [Securities Administrator] [Trustee] pursuant to the Agreement (collectively, the "Company Servicing Information");

       (2)   Based on my knowledge, the Company Servicing Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in the light of the circumstances under which such statements were made, not misleading with respect to the period of time covered by the Company Servicing Information;

       (3)   Based on my knowledge, all of the Company Servicing Information required to be provided by the Company under the Agreement has been provided to the [Depositor] [Master Servicer] [Securities Administrator] [Trustee];

       (4)   I am responsible for reviewing the activities performed by the Company as servicer under the Agreement, and based on my knowledge and the compliance review conducted in preparing the Compliance Statement and except as disclosed in the Compliance Statement, the Servicing Assessment or the Attestation Report, the Company has fulfilled its obligations under the Agreement in all material respects; and

       (5)   The Compliance Statement required to be delivered by the Company pursuant to the Agreement, and the Servicing Assessment and Attestation Report required to be provided by the Company and by any Subservicer or Subcontractor pursuant to the Agreement, have been provided to the [Depositor] [Master Servicer]. Any material instances of noncompliance described in such reports have been disclosed to the [Depositor] [Master Servicer]. Any material instance of noncompliance with the Servicing Criteria has been disclosed in such reports.

Date: _____

By: _____

    Name:

    Title:

EXHIBIT B

SERVICING CRITERIA TO BE ADDRESSED IN ASSESSMENT OF COMPLIANCE

The assessment of compliance to be delivered by [the Company] [Name of Subservicer] shall address, at a minimum, the criteria identified as below as "Applicable Servicing Criteria";

Servicing Criteria		Applicable Servicing Criteria
Reference	Criteria	
General Servicing Considerations		
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	x
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	x
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the mortgage loans are maintained.	
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	x
Cash Collection and Administration		
1122(d)(2)(i)	Payments on mortgage loans are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	x
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	x
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.	x
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.	x

	Servicing Criteria	Applicable Servicing Criteria
Reference	**Criteria**	
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.	x
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	x
	Investor Remittances and Reporting	
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of mortgage loans serviced by the Servicer.	x
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	x
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records, or such other number of days specified in the transaction agreements.	x
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	x

	Servicing Criteria	Applicable Servicing Criteria
Reference	**Criteria**	
	Pool Asset Administration	
1122(d)(4)(i)	Collateral or security on mortgage loans is maintained as required by the transaction agreements or related mortgage loan documents.	x
1122(d)(4)(ii)	Mortgage loan and related documents are safeguarded as required by the transaction agreements	x
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	x
1122(d)(4)(iv)	Payments on mortgage loans, including any payoffs, made in accordance with the related mortgage loan documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related mortgage loan documents.	x
1122(d)(4)(v)	The Servicer's records regarding the mortgage loans agree with the Servicer's records with respect to an obligor's unpaid principal balance.	x
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's mortgage loans (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.	x
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.	x
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a mortgage loan is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent mortgage loans including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	x

	Servicing Criteria	Applicable Servicing Criteria
Reference	**Criteria**	
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for mortgage loans with variable rates are computed based on the related mortgage loan documents.	x
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's mortgage loan documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable mortgage loan documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the Mortgage Loans, or such other number of days specified in the transaction agreements.	x
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.	x
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.	x
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.	x
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	x
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	

[NAME OF SUBSERVICER]

Date: _____

By: _____

    Name:

    Title:

ADDENDUM II

ASSIGNMENT, ASSUMPTION AND RECOGNITION AGREEMENT

For

Flow Mortgage Loan Servicing Agreement

THIS ASSIGNMENT, ASSUMPTION AND RECOGNITION AGREEMENT, dated as of [ ] (the "Assignment"), is entered into among Redwood Residential Acquisition Corporation (the "Assignor"), Sequoia Residential Funding, Inc. (the "Depositor"), [SERVICER NAME], as the servicer (the "Servicer"), and [ ] as trustee (in such capacity, the "Trustee" and as referred to herein, the "Assignee") under a Pooling and Servicing Agreement dated as of [ ] (the "Pooling and Servicing Agreement"), among the Assignor, the Depositor and the Assignee.

RECITALS

WHEREAS, the Assignor and the Servicer have entered into a certain Flow Mortgage Loan Servicing Agreement, dated as of [ ] (the "Flow Servicing Agreement"), and the Servicer is currently servicing certain mortgage loans (the "Mortgage Loans") under the Flow Servicing Agreement; and

WHEREAS, the Assignor will sell the Mortgage Loans (the "Specified Mortgage Loans") that are listed on the mortgage loan schedule attached as Exhibit I hereto (the "Specified Mortgage Loan Schedule") and its rights under the Flow Servicing Agreement with respect to the Specified Mortgage Loans to the Depositor; and

WHEREAS, the Depositor will sell to the Assignee all of its right, title and interest in the Specified Mortgage Loans and its rights under the Flow Servicing Agreement with respect to the Specified Mortgage Loans; and

WHEREAS, the parties hereto have agreed that the Specified Mortgage Loans shall be subject to the terms of this Assignment.

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.   Assignment and Assumption.

(a)   Effective on and as of the date hereof, the Assignor hereby sells, assigns, conveys and transfers to the Depositor all of its right, title and interest in, to and under the Flow Sale and Servicing Agreement to the extent relating to the Specified Mortgage Loans, together with its obligations as "Owner" (as such term is defined in the Flow Servicing Agreement) to the extent relating to the Specified Mortgage Loans, and the Depositor hereby accepts such assignment from the Assignor and assumes such obligations.

(b)   Effective on and as of the date hereof, the Depositor hereby sells, assigns, conveys and transfers to the Assignee all of its right, title and interest in, to and under the Flow Servicing Agreement to the extent relating to the Specified Mortgage Loans, together with its obligations as "Owner" (as such term is defined in the Flow Servicing Agreement) to the extent relating to the Specified Mortgage Loans, and the Assignee hereby accepts such assignment from the Depositor.

(c)   Assignee agrees to be bound, as "Owner" (as such term is defined in the Flow Servicing Agreement), by all of the terms, covenants and conditions of the Flow Servicing Agreement relating to the Specified Mortgage Loans, and from and after the date hereof, Assignee assumes for the benefit of each of Assignor, Depositor and Servicer all of Assignor's obligations as Owner thereunder in respect of the Specified Mortgage Loans.

2.   Recognition of the Assignee.

From and after the date hereof, subject to Section 3 below, the Servicer shall recognize the Assignee as the holder of the rights and benefits of the Owner with respect to the Specified Mortgage Loans and the Servicer will service the Specified Mortgage Loans for the Assignee as if the Assignee and the Servicer had entered into a separate servicing agreement for the servicing of the Specified Mortgage Loans in the form of the Flow Servicing Agreement (as amended hereby) with the Assignee as the Owner thereunder, the terms of which Flow Servicing Agreement are incorporated herein by reference and amended hereby. It is the intention of the parties hereto that this Assignment will be a separate and distinct agreement, and the entire agreement, between the parties hereto to the extent of the Specified Mortgage Loans and shall be binding upon and for the benefit of the respective successors and assigns of the parties hereto.

3.   Amendment to the Flow Servicing Agreement.

The Flow Servicing Agreement are hereby amended as set forth in Appendix A hereto with respect to the Specified Mortgage Loans.

4.   Representations and Warranties.

(a)   Each of the parties hereto represents and warrants that it is duly and legally authorized to enter into this Assignment.

(b)   Each of the parties hereto represents and warrants that this Assignment has been duly authorized, executed and delivered by it and (assuming due authorization, execution and delivery thereof by each of the other parties hereto) constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforcement is considered in a proceeding in equity or at law).

5.   Continuing Effect.

Except as contemplated hereby, the Flow Servicing Agreement shall remain in full force and effect in accordance with their terms. This Assignment constitutes a Reconstitution

Agreement as contemplated in Section 30 of the Flow Servicing Agreement and the Reconstitution Date shall be the date hereof with respect to the Specified Mortgage Loans listed on Exhibit I on the date hereof.

6.   Governing Law.

This Assignment and the rights and obligations hereunder shall be governed by and construed in accordance with the internal laws of the State of New York.

7.   Notices.

Any notices or other communications permitted or required under the Flow Servicing Agreement to be made to the Assignor and Assignee shall be made in accordance with the terms of the Flow Servicing Agreement and shall be sent to the Assignor and Assignee as follows:


Assignor: Redwood Residential Acquisition Corporation
One Belvedere Place, Suite 360
Mill Valley, CA 94941

Assignee: [ ]


or to such other address as may hereafter be furnished by the Assignor or Assignee to the other parties in accordance with the provisions of the Flow Servicing Agreement.

8.   Counterparts.

This Assignment may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

9.   Definitions.

Any capitalized term used but not defined in this Assignment has the same meaning as in the Flow Servicing Agreement.

10.   Master Servicer.

The Servicer hereby acknowledges that the Assignee has appointed [   ] (the "Master Servicer") to act as master servicer and securities administrator under the Pooling and Servicing Agreement and hereby agrees to treat all inquiries, instructions, authorizations and other communications from the Master Servicer as if the same had been received from the Assignee. The Master Servicer, acting on behalf of the Assignee, shall have the rights of the Assignee as the Owner under the Flow Servicing Agreement to enforce the obligations of the Servicer thereunder. Any notices or other communications permitted or required under the Flow Servicing Agreement to be made to the Assignee shall be made in accordance with the terms of the Flow Servicing Agreement and shall be sent to the Master Servicer at the following address:


[   ]
[   ]
[   ]
Attention: Sequoia Mortgage Trust [ ]


or to such other address as may hereafter be furnished by the Master Servicer to Servicer. Any such notices or other communications permitted or required under the Flow Servicing Agreement may be delivered in electronic format unless manual signature is required in which case a hard copy of such report or communication shall be required.

The Servicer shall make all distributions under the Flow Servicing Agreement, as they relate to the Specified Mortgage Loans, to the Master Servicer by wire transfer of immediately funds to:


[__]


12.   Successors and Assigns.

Upon a transfer of the Specified Mortgage Loans by the Assignee (other than in respect of repurchases by a seller pursuant to the related purchase agreement) to a buyer ("buyer"), such transfer shall constitute a Reconstitution subject to the terms of Section 30 of the Flow Servicing Agreement. Upon the closing of such transfer, the rights and obligations of Owner held by the Assignor pursuant to this Assignment shall automatically terminate and the buyer shall be deemed to possess all of the rights and obligations of Owner under the Flow Servicing Agreement, *provided, however,* that the Assignor shall remain liable for any obligations as Owner arising from or attributable to the period from the date hereof to the closing date of such transfer.


[remainder of page intentionally left blank]


IN WITNESS WHEREOF, the parties hereto have executed this Assignment the day and year first above written.

ASSIGNOR:

REDWOOD RESIDENTIAL ACQUISITION CORPORATION

By:

Name:

Title:

DEPOSITOR:

SEQUOIA RESIDENTIAL FUNDING, INC.

By:

Name:

Title:

ASSIGNEE:

[ ]

By:

Name:

Title:

SERVICER:

[ ]

By:

Name:

Title:

II-5

Accepted and agreed to by:

MASTER SERVICER:
[ ]
By:_____

Name:_____

Title: _____

EXHIBIT I

APPENDIX A

MODIFICATIONS TO THE FLOW SALE AND SERVICING AGREEMENT

1.   The definition of "Business Day" in Section 1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Business Day: Any day other than (i) a Saturday or a Sunday, or (ii) a legal holiday in the State of New York, the State of California, or the State of Maryland or the State of Minnesota, or (iii) a day on which banks in the State of New York, the State of California, or the State of Maryland or the State of Minnesota are authorized or obligated by law or executive order to be closed."

2.   The definition of "Closing Date" is hereby revised to read as follows:

"Closing Date: [__], except with respect to the first paragraph of Section 3 and the Servicer Acknowledgement(s)."

3.   The definition of "Cut-off Date" is hereby revised to read as follows:

"Cut-off Date: [__], except with respect to the first paragraph of Section 3 and the Servicer Acknowledgement(s)."

4.   The definition of "First Remittance Date" is hereby revised to read as follows:

"First Remittance Date: [__]."

5.   Subsection 10.04, first sentence of the first paragraph is revised to read as follows:

"The Servicer shall segregate and hold all funds collected and received pursuant to each Mortgage Loan separate and apart from any of its own funds and general assets and shall establish and maintain one or more Collection Accounts (collectively, the "Collection Account"), titled "[ ], in trust for the holders of [ ] Mortgage Pass-Through Certificates."

6.   Notwithstanding anything to the contrary in the Flow Servicing Agreement, any Custodial Accounts established by the Servicer pursuant to Subsection 10.04 of the Flow Servicing Agreement shall qualify as Eligible Accounts as defined in the Pooling and Servicing Agreement.

7.   Subsection 10.13 is revised to add the following paragraphs at the end of the section:

"The REO Property must be sold within three years following the end of the calendar year of the date of acquisition if a REMIC election has been made with respect to the arrangement under which the Mortgage Loans and REO Property are held, unless (i) the Owner shall have been supplied with an Opinion of Counsel (at the Servicer's expense) to the effect that the holding by the related trust of such Mortgaged Property subsequent to such three-year period (and specifying the period beyond such three-year period for which the Mortgaged Property may be held) will not result in the imposition of taxes on "prohibited transactions" of the related trust as defined in Section 860F of the Code, or cause the related REMIC to fail to qualify as a

REMIC, in which case the related trust may continue to hold such Mortgaged Property (subject to any conditions contained in such Opinion of Counsel), or (ii) the Owner (at the Servicer's expense) or the Servicer shall have applied for, prior to the expiration of such three-year period, an extension of such three-year period in the manner contemplated by Section 856(e)(3) of the Code, in which case the three-year period shall be extended by the applicable period. If a period longer than three years is permitted under the foregoing sentence and is necessary to sell any REO Property, the Servicer shall report monthly to the Owner as to progress being made in selling such REO Property.

Notwithstanding any other provision of this Agreement, if a REMIC election has been made, no Mortgaged Property held by a REMIC shall be rented (or allowed to continue to be rented) or otherwise used for the production of income by or on behalf of the related trust or sold in such a manner or pursuant to any terms that would (i) cause such Mortgaged Property to fail to qualify at any time as "foreclosure property" within a meaning of Section 860G(a)(8) of the Code, (ii) subject to the related trust to the imposition of any federal or state income taxes on "net income from foreclosure property" with respect to such Mortgaged Property within the meaning of Section 860G(c) of the Code, or (iii) cause the sale of such Mortgaged Property to result in the receipt by the related trust or any income from non-permitted assets as described in Section 860F(a) (2)(B) of the Code, unless the Servicer has agreed to indemnify and hold harmless the related trust with respect to the imposition of any such taxes."

8.   Subsection 10.16, first sentence of the first paragraph is revised to read as follows:

"Not later than the tenth (10th) day of each month, the Servicer shall forward to the Owner in an electronic format statements, in substantially the same forms as, and providing the information described in, Exhibit 3 hereto; or as otherwise mutually agreed to by Servicer and the Master Servicer."

9.   The Flow Servicing Agreement is modified by adding a new Subsection 10.[26] which reads as follows:

"Subsection 10.26 Compliance with REMIC Provisions.

If a REMIC election has been made with respect to the arrangement under which the Mortgage Loans and REO Property are held, the Servicer shall not take any action, cause the REMIC to take any action or fail to take (or fail to cause to be taken) any action that, under the REMIC Provisions, if taken or not taken, as the case may be could (i) endanger the status of the REMIC as a REMIC or (ii) result in the imposition of a tax upon the REMIC (including but not limited to the tax on "prohibited transactions" as defined in Section 860F(a)(2) of the Code and the tax on "contribution" to a REMIC set forth in Section 860G(d) of the Code unless the Servicer has received an Opinion of Counsel (at the expense of the party seeking to take such actions) to the effect that the contemplated action will not endanger such REMIC status or result in the imposition of any such tax."

EXHIBIT 36.1

Form of Depositor Certification

I, Brett D. Nicholas, the Chief Executive Officer of the Depositor, Sequoia Residential Funding, Inc., certify as of [date of prospectus] that:

1.   I have reviewed the prospectus relating to Sequoia Mortgage Trust 20[ ]-[ ], Mortgage Pass-Through Certificates, Series 20[ ]-[ ], the offer and sale of which are registered (the "securities") and am familiar with, in all material respects, the following: the characteristics of the securitized assets underlying the offering (the "securitized assets"), the structure of the securitization, and all material underlying transaction agreements as described in the prospectus;

2.   Based on my knowledge, the prospectus does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

3.   Based on my knowledge, the prospectus and other information included in the registration statement of which it is a part fairly present, in all material respects, the characteristics of the securitized assets, the structure of the securitization and the risks of ownership of the securities, including the risks relating to the securitized assets that would affect the cash flows available to service payments or distributions on the securities in accordance with their terms; and

4.   Based on my knowledge, taking into account all material aspects of the characteristics of the securitized assets, the structure of the securitization, and the related risks as described in the prospectus, there is a reasonable basis to conclude that the securitization is structured to produce, but is not guaranteed by this certification to produce, expected cash flows

at times and in amounts to service scheduled payments of interest and the ultimate repayment of principal on the securities (or other scheduled or required distributions on the securities, however denominated) in accordance with their terms as described in the prospectus.

     5.   The foregoing certifications are given subject to any and all defenses available to me under the federal securities laws, including any and all defenses available to an executive officer that signed the registration statement of which the prospectus referred to in this certification is part.

Date:

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Brett D. Nicholas

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Chief Executive Officer